As filed with the Securities and Exchange Commission on December 11, 2002

1933 Act Registration No. 33-17619
1940 Act Registration No. 811-5349

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933 (X)

Post-Effective Amendment No. 79 (X)

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940 (X)

Amendment No. 81 (X)

(Check appropriate box or boxes)

GOLDMAN SACHS TRUST
(Exact name of registrant as specified in charter)

4900 Sears Tower
Chicago, Illinois 60606-6303
(Address of principal executive offices)

Registrant's Telephone Number,
including Area Code 312-655-4400

Howard B. Surloff, Esq.
Goldman Sachs Asset Management
32 Old Slip
New York, New York 10005

(Name and address of agent for service)

Copies to:
Jeffrey A. Dalke, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103

It is proposed that this filing will become effective (check appropriate box)

( ) Immediately upon filing pursuant to paragraph (b)
(x) On December 20, 2002 pursuant to paragraph (b)
( ) 60 days after filing pursuant to paragraph (a)(1)
( ) On (date) pursuant to paragraph (a)(1)
( ) 75 days after filing pursuant to paragraph (a)(2) of rule 485
( ) On (date) pursuant to paragraph (a)(2) of rule 485

Prospectus

Class A, B and C Shares

December 20, 2002

GOLDMAN SACHS DOMESTIC EQUITY FUNDS



- Goldman Sachs Balanced Fund
- Goldman Sachs Research Select Fund[SM]
- Goldman Sachs Capital Growth Fund
- Goldman Sachs Growth and Income Fund
- Goldman Sachs Large Cap Value Fund
- Goldman Sachs Strategic Growth Fund
- Goldman Sachs Concentrated Growth Fund
- Goldman Sachs Mid Cap Value Fund
- Goldman Sachs Growth Opportunities Fund
- Goldman Sachs Small Cap Value Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset Management

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Balanced, Research Select, Growth and Income, Large Cap Value, Strategic Growth, Concentrated Growth, Mid Cap Value, Growth Opportunities and Small Cap Value Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the Capital Growth Fund. Goldman Sachs Asset Management and Goldman Sachs Funds Management, L.P. are each referred to in this Prospectus as the ''Investment Adviser.''

VALUE STYLE FUNDS

Goldman Sachs' Value Investment Philosophy:

Through intensive, hands-on research our portfolio team seeks to identify:

1. Well-positioned businesses that have:

- Attractive returns on capital.
- Sustainable earnings and cash flow.
- Strong company management focused on long-term returns to shareholders.

2. Attractive valuation opportunities where:

- The intrinsic value of the business is not reflected in the stock price.

Business quality, conservative valuation, and thoughtful portfolio construction are the key elements of our value approach.

GROWTH STYLE FUNDS

Goldman Sachs' Growth Investment Philosophy:

1. Invest as if buying the company/business, not simply trading its stock:

- Understand the business, management, products and competition.
- Perform intensive, hands-on fundamental research.
- Seek businesses with strategic competitive advantages.
- Over the long-term, expect each company's stock price ultimately to track the growth in the value of the business.

2. ***Buy high-quality growth businesses that possess strong business franchises, favorable long-term prospects and excellent management.***
3. ***Purchase superior long-term growth companies at a favorable price—seek to purchase at a fair valuation, giving the investor the potential to fully capture returns from above-average growth rates.***

Growth companies have earnings expectations that exceed those of the stock market as a whole.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how the Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Balanced Fund

FUND FACTS	
Objective:	Long-term growth of capital and current income
Benchmarks:	S&P 500® Index and Lehman Brothers Aggregate Bond Index
Investment Focus:	Large-cap U.S. equity investments and fixed-income securities
Investment Style:	Asset Allocation, with growth and value (blend) equity components

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital and current income. The Fund seeks growth of capital primarily through equity investments. The Fund seeks to provide current income through investment in fixed-income securities (bonds).

PRINCIPAL INVESTMENT STRATEGIES

Historically, stock and bond markets have often had different cycles, with one asset class rising when the other is falling. A balanced objective seeks to reduce the volatility associated with investing in a single market. There is no guarantee, however, that market cycles will move in opposition to one another or that a balanced investment program will successfully reduce volatility.

The percentage of the portfolio invested in equity and fixed-income securities will vary from time to time as the Investment Adviser evaluates such securities' relative attractiveness based on market valuations, economic growth and inflation prospects. The allocation between equity and fixed-income securities is subject to the Fund's intention to pay regular quarterly dividends. The amount of quarterly dividends can also be expected to fluctuate in accordance with factors such as prevailing interest rates and the percentage of the Fund's assets invested in fixed-income securities.

Equity Investments. The Fund invests, under normal circumstances, between 45% and 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. Although the Fund's equity investments consist primarily of publicly traded U.S. securities, the Fund may invest up to 10% of its Total Assets in foreign equity investments, including issuers in countries with emerging markets or economies (''emerging countries'') and equity investments quoted in foreign currencies. A portion of the Fund's portfolio of equity investments may be selected primarily to provide current income (including interests in real estate investment trusts (''REITs''), convertible securities, preferred stocks, utility stocks, and interests in limited partnerships).

Fixed Income Securities. The Fund invests at least 25% of its Total Assets in fixed-income senior securities. The remainder of the Fund's assets are invested in other fixed-income securities and cash.

The Fund's fixed-income securities primarily include:

- Securities issued by the U.S. government, its agencies, instrumentalities or sponsored enterprises
- Securities issued by corporations, banks and other issuers
- Mortgage-backed and asset-backed securities

The Fund may also invest up to 10% of its Total Assets in debt obligations (U.S. dollar and non-U.S.-dollar denominated) issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities and foreign corporations or other entities. The issuers of these securities may be located in emerging countries.

Goldman Sachs Research Select Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500® Index
Investment Focus:	A focused portfolio of U.S. equity investments that offer the potential for long-term capital appreciation
Investment Style:	Growth and Value blend

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital by investing in a focused portfolio of U.S. equity investments.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 40-50 companies that are considered by the Investment Adviser to be positioned for long-term growth or are positioned as value opportunities which, in the Investment Adviser's view, have identifiable competitive advantages and whose intrinsic value is not reflected in the stock price.

The Fund may invest in securities of any capitalization. Although the Fund will invest primarily in publicly traded U.S. securities (including securities of foreign issuers that are traded in the United States), it may invest up to 20% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

A committee of portfolio managers representing the Investment Adviser's Value and Growth investment teams will meet regularly to discuss stock selection and portfolio construction for the Fund. The Investment Adviser will rely on research generated by the portfolio managers/analysts that comprise the Investment Adviser's Value and Growth investment teams.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Capital Growth Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments that offer long-term capital appreciation potential
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to have long-term capital appreciation potential. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Growth and Income Fund

FUND FACTS	
Objective:	Long-term growth of capital and growth of income
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments with an emphasis on undervalued stocks
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and growth of income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments that the Investment Adviser considers to have favorable prospects for capital appreciation and/or dividend-paying ability. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may also invest up to 35% of its Total Assets in fixed-income securities, such as government, corporate and bank debt obligations, that offer the potential to further the Fund's investment objective.

Goldman Sachs Large Cap Value Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	Russell 1000® Value Index
Investment Focus:	Large-cap U.S. equity investments that are believed to be undervalued
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation and dividend income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 1000® Value Index is currently between $183 million and $227 billion. The Fund seeks its investment objective by investing in value opportunities that the Investment Adviser defines as companies with identifiable competitive advantages whose intrinsic value is not reflected in the stock price. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities quoted in foreign currencies.

Other. The Fund may invest up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Strategic Growth Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	Russell® 1000 Growth Index
Investment Focus:	Large-cap U.S. equity investments that are considered to be strategically positioned for consistent long-term growth
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to be strategically positioned for consistent long-term growth. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs
Concentrated Growth Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell® 1000 Growth Index
Investment Focus:	Concentrated portfolio of U.S. equity investments that offer long-term capital growth potential
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 30-45 companies that are considered by the Investment Adviser to be positioned for long-term growth.

The Fund may invest in securities of companies of any capitalization. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest up to 10% of its Total Assets in fixed-income securities, such as government, corporate and bank debt obligations.

The Concentrated Growth Fund is ''non-diversified'' under the Investment Company Act of 1940, and may invest a large percentage of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the Concentrated Growth Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Goldman Sachs Mid Cap Value Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	Russell Midcap® Value Index
Investment Focus:	Mid-cap U.S. equity investments that are believed to be undervalued or undiscovered by the marketplace
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell Midcap® Value Index is currently between $183 million and $10.7 billion. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap® Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Growth Opportunities Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell Midcap® Growth
Investment Focus:	U.S. equity investments that offer long-term capital appreciation potential with a primary focus on mid-cap companies
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments with a primary focus on mid-cap companies. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to be strategically positioned for long-term growth. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Small Cap Value Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	Russell 2000® Value Index
Investment Focus:	Small-cap U.S. equity investments that are believed to be undervalued or undiscovered by the marketplace
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 2000® Value Index is currently between $9.7 million and $1.8 billion. Under normal circumstances, the Fund's investment horizon for ownership of stocks will be two to three years. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market capitalizations outside the range of companies constituting the Russell 2000® Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

[This page intentionally left blank]

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Investment Practices				
Borrowings	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps*	15	—	—	—
Cross Hedging of Currencies	•	•	•	•
Custodial Receipts and Trust Certificates	•	•	•	•
Equity Swaps*	15	15	15	15
Foreign Currency Transactions**	•[1]	•	•	•
Futures Contracts and Options on Futures Contracts	•	•	•	•
Interest Rate Caps, Floors and Collars	•	—	—	—
Investment Company Securities (including iShares℠ and Standard & Poor's Depositary Receipts™)	*10*	*10*	*10*	*10*
Loan Participations	•	—	—	—
Mortgage Dollar Rolls	•	—	—	—
Options on Foreign Currencies[2]	•	•	•	•
Options on Securities and Securities Indices[3]	•	•	•	•
Repurchase Agreements	•	•	•	•
Reverse Repurchase Agreements (for investment purposes)	•	—	—	—
Securities Lending	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
Short Sales Against the Box	25	25	25	25
Unseasoned Companies	•	•	•	•
Warrants and Stock Purchase Rights	•	•	•	•
When-Issued Securities and Forward Commitments	•	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
** *Limited by the amount the Fund invests in foreign securities.*
[1] *The Balanced Fund may also enter into forward foreign currency exchange contracts to seek to increase total return.*
[2] *The Funds may purchase and sell call and put options.*
[3] *The Funds may sell covered call and put options and purchase call and put options.*

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
—	—	—	—	—	—
•	•	•	•	•	•
•	•	•	•	•	•
15	15	15	15	15	15
•	•	•	•	•	•
•	•	•	•	•	•
—	—	—	—	—	—
10	*10*	*10*	*10*	*10*	*10*
—	—	—	—	—	—
—	—	—	—	—	—
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
—	—	—	—	—	—
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
25	25	25	25	25	25
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Investment Securities				
American, European and Global Depositary Receipts	•	•	•	•
Asset-Backed and Mortgage-Backed Securities[4]	•	—	•	•
Bank Obligations[4]	•	•	•	•
Convertible Securities[5]	•	•	•	•
Corporate Debt Obligations[4]	•	•	•	•
Equity Investments	*45-65*	80+	*90+*	*65+*
Emerging Country Securities	*10*[6]	20[6]	*10*[6]	*25*[6]
Fixed-Income Securities[7]	*35-45*[8]	20	•	*35*
Foreign Securities	*10*[6]	20[6]	*10*[6]	*25*[6]
Foreign Government Securities[4]	•	—	—	—
Municipal Securities	•	—	—	—
Non-Investment Grade Fixed-Income Securities	*10*[11]	10[12]	*10*[12]	*10*[12]
Real Estate Investment Trusts *(''REITs'')*	•	•	•	•
Stripped Mortgage Backed Securities[4]	•	—	—	—
Structured Securities*	•	•	•	•
Temporary Investments	*100*	*100*	*100*	*100*
U.S. Government Securities[4]	•	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	•	—	—	—

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

4 *Limited by the amount the Fund invests in fixed-income securities.*

5 *Convertible securities purchased by the Balanced Fund must be B or higher by Standard & Poor's Rating Group (''Standard & Poor's'') or Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO''). The Research Select Fund has no minimum rating criteria. All other Funds use the same rating criteria for convertible and non-convertible debt securities.*

6 *The Balanced, Capital Growth, Growth and Income, Strategic Growth, Concentrated Growth and Growth Opportunities Funds may invest in the aggregate up to 10%, 10%, 25%, 10%, 10% and 10%, respectively, of their Total Assets in foreign securities, including emerging country securities. The Research Select, Mid Cap Value and Small Cap Value Funds may invest in the aggregate up to 20%, 25% and 25%, respectively, of their Net Assets in foreign securities, including emerging country securities.*

7 *Except as noted under ''Convertible Securities'' and ''Non-Investment Grade Fixed-Income Securities,'' fixed-income securities must be investment grade (i.e., BBB or higher by Standard & Poor's, Baa or higher by Moody's or have a comparable rating by another NRSRO).*

8 *The Balanced Fund invests at least 25% of its Total Assets in fixed-income senior securities; the remainder may be invested in other fixed-income securities and cash.*

9 *The Mid Cap Value Fund may invest in the aggregate up to 20% of its Net Assets in: (1) securities of companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap Value Index at the time of investment; and (2) fixed-income securities.*

10 *The Small Cap Value Fund may invest in the aggregate up to 20% of its Net Assets in: (1) securities of companies with public stock market capitalizations outside the range of companies constituting the Russell 2000® Value Index at the time of investment; and (2) fixed-income securities.*

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
80+	*90+*	*90+*	80+	*90+*	80+
—	*10*[6]	*10*[6]	25[6]	*10*[6]	25[6]
20	•	*10*	20[9]	•	20[10]
25	*10*[6]	*10*[6]	25[6]	*10*[6]	25[6]
—	—	—	—	—	—
—	—	—	—	—	—
10[12]	*10*[12]	—	*10*[13]	*10*[12]	20[12]
•	•	•	•	•	•
—	—	—	—	—	—
•	•	•	•	•	•
100	*100*	*100*	*100*	*100*	*100*
•	•	•	•	•	•
—	—	—	—	—	—

[11] *Must be at least BB or B by Standard & Poor's, Ba or B by Moody's or have a comparable rating by another NRSRO at the time of investment.*
[12] *May be BB or lower by Standard & Poor's, Ba or lower by Moody's or have a comparable rating by another NRSRO at the time of investment.*
[13] *Must be B or higher by Standard & Poor's, B or higher by Moody's or have a comparable rating by another NRSRO at the time of investment.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Credit/Default	•	•	•	•
Foreign	•	•	•	•
Emerging Countries	•	•	•	•
Stock	•	•	•	•
Derivatives	•	•	•	•
Interest Rate	•	•	•	•
Management	•	•	•	•
Market	•	•	•	•
Liquidity	•	•	•	•
Investment Style Risk	•	•	•	•
Mid Cap/Small Cap	—	•	—	—
Initial Public Offering (''IPO'')	—	•	—	—
Non-Diversification Risk	—	—	—	—

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
—	—	•	•	—	•
•	•	•	—	—	•
—	—	•	—	—	—

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.
- ***Emerging Countries Risk***—The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.

- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').
- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments

in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.

- ***Non-diversification Risk***—The Concentrated Growth Fund is not diversified, which means it may invest a larger percentage of its assets in fewer issuers than a ''diversified'' mutual fund. Under normal circumstances, the Fund intends to invest in approximately 30-45 companies. As a result of the relatively small number of issuers in which the Fund generally invests, it may be subject to greater risks than a more diversified fund. A change in the value of any single investment held by the Fund may affect the overall value of the Fund more than it would affect a diversified mutual fund that holds more investments. In particular, the Fund may be more susceptible to adverse developments affecting any single issuer in the Fund and may be susceptible to greater losses because of these developments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Class A Shares from year to year; and (b) how the average annual total returns of a Fund's Class A, B and C Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

The average annual total return calculation reflects a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge (''CDSC'') for Class B Shares (5% maximum declining to 0% after six years), and the assumed CDSC for Class C Shares (1% if redeemed within 12 months of purchase). The bar chart does not reflect the sales loads applicable to Class A Shares. If the sales loads were reflected, returns would be less. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. The Concentrated Growth Fund commenced operations on September 3, 2002. Since this Fund has less than one calendar year's performance, no performance is provided in this section.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Class A Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Class A Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Balanced Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –15.10%.

Best Quarter*
Q2 '97 +9.92%

Worst Quarter*
Q3 '98 –8.71%

CALENDAR YEAR (CLASS A)



28.09%
17.68%
19.63%
3.59%
8.86%
-0.61%
-3.46%
1995
1996
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Class A (Inception 10/12/94)			
Returns Before Taxes	–8.77%	4.11%	8.68%
Returns After Taxes on Distributions**	–9.73%	2.30%	6.55%
Returns After Taxes on Distributions and Sale of Fund Shares**	–5.36%	2.52%	6.15%
S&P 500® Index***	–11.88%	10.69%	15.26%
Lehman Brothers Aggregate Bond Index****	8.44%	7.42%	8.16%
Class B (Inception 5/1/96)			
Returns Before Taxes	–9.01%	4.10%	6.09%
S&P 500® Index***	–11.88%	10.69%	12.10%
Lehman Brothers Aggregate Bond Index****	8.44%	7.42%	7.63%
Class C (Inception 8/15/97)			
Returns Before Taxes	–5.19%	N/A	1.49%
S&P 500® Index***	–11.88%	N/A	6.47%
Lehman Brothers Aggregate Bond Index****	8.44%	N/A	7.34%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Aggregate Bond Index is an unmanaged index of bond prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Research Select Fund

TOTAL RETURN

CALENDAR YEAR (CLASS A)

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –35.29%.

Best Quarter*
Q4 '01 +13.33%

Worst Quarter*
Q3 '01 –23.32%



-25.77%
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 6/19/00)		
Returns Before Taxes	–29.88%	–23.78%
Returns After Taxes on Distributions**	–29.88%	–23.78%
Returns After Taxes on Distributions and Sale of Fund Shares**	–18.20%	–18.73%
S&P 500 Index***	–11.88%	–14.38%
Class B (Inception 6/19/00)		
Returns Before Taxes	–29.99%	–23.58%
S&P 500 Index***	–11.88%	–14.38%
Class C (Inception 6/19/00)		
Returns Before Taxes	–27.13%	–21.52%
S&P 500 Index***	–11.88%	–14.38%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deductions for fees, expenses or taxes.*

During the period presented, under normal circumstances, the Fund purchased only equity securities that were included in the Goldman Sachs Global Investment Research Division's U.S. Select List. Certain changes to the Fund's portfolio management team and principal investment strategies became effective on September 23, 2002, and the Fund no longer invests in the U.S. Select List which has been discontinued.

Capital Growth Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –30.47%.

Best Quarter*
Q4 '98 +24.31%

Worst Quarter*
Q3 '01 –16.54%

CALENDAR YEAR (CLASS A)



23.35%
14.17%
-1.10%
25.75%
21.32%
35.31%
33.88%
27.23%
-7.67%
-15.24%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	10 Years	Since Inception
Class A (Inception 4/20/90)				
Returns Before Taxes	–19.91%	11.25%	13.73%	13.75%
Returns After Taxes on Distributions**	–19.93%	9.34%	10.49%	10.74%
Returns After Taxes on Distributions and Sale of Fund Shares**	–12.10%	8.88%	10.03%	10.25%
S&P 500® Index***	–11.88%	10.69%	12.92%	13.60%
Class B (Inception 5/1/96)				
Returns Before Taxes	–20.06%	11.28%	N/A	12.29%
S&P 500® Index***	–11.88%	10.69%	N/A	12.10%
Class C (Inception 8/15/97)				
Returns Before Taxes	–16.68%	N/A	N/A	7.61%
S&P 500® Index***	–11.88%	N/A	N/A	6.47%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Growth and Income Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –17.45%.

Best Quarter*
Q2 '97 +15.18%

Worst Quarter*
Q3 '98 –16.97%

CALENDAR YEAR (CLASS A)


5.91%
33.49%
25.98%
27.89%
-5.44%
5.80%
-6.38%
-9.87%
1994
1995
1996
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Class A (Inception 2/5/93)			
Returns Before Taxes	–14.81%	0.40%	7.84%
Returns After Taxes on Distributions**	–14.81%	–0.66%	6.32%
Returns After Taxes on Distributions and Sale of Fund Shares**	–9.02%	0.01%	5.88%
S&P 500® Index***	–11.88%	10.69%	15.34%
Class B (Inception 5/1/96)			
Returns Before Taxes	–15.01%	0.41%	3.41%
S&P 500® Index***	–11.88%	10.69%	12.10%
Class C (Inception 8/15/97)			
Returns Before Taxes	–11.41%	N/A	–4.50%
S&P 500® Index***	–11.88%	N/A	6.47%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Large Cap Value Fund



TOTAL RETURN
CALENDAR YEAR (CLASS A)
The total return for Class A Shares for the 9-month period ended September 30, 2002 was –18.12%.
Best Quarter*
Q3 '00 +8.56%
Worst Quarter*
Q3 '01 –9.49%
10.15%
-5.44%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 12/15/99)		
Returns Before Taxes	–10.66%	–0.75%
Returns After Taxes on Distributions**	–10.80%	–0.93%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.49%	–0.69%
Russell 1000® Value Index***	–5.59%	1.44%
Class B (Inception 12/15/99)		
Returns Before Taxes	–10.84%	–0.27%
Russell 1000® Value Index***	–5.59%	1.44%
Class C (Inception 12/15/99)		
Returns Before Taxes	–7.09%	1.20%
Russell 1000® Value Index***	–5.59%	1.44%

Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Value Index is an unmanaged market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Strategic Growth Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –32.83%.

Best Quarter*
Q4 '01 +11.53%

Worst Quarter*
Q3 '01 –18.28%

CALENDAR YEAR (CLASS A)


-7.46%
-16.08%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 5/24/99)		
Returns Before Taxes	–20.72%	–4.72%
Returns After Taxes on Distributions**	–20.72%	–4.72%
Returns After Taxes on Distributions and Sale of Fund Shares**	–12.61%	–3.75%
Russell® 1000 Growth Index***	–20.42%	–9.16%
S&P 500® Index****	–11.88%	–4.55%
Class B (Inception 5/24/99)		
Returns Before Taxes	–20.89%	–4.49%
Russell® 1000 Growth Index***	–20.42%	–9.16%
S&P 500® Index****	–11.88%	–4.55%
Class C (Inception 5/24/99)		
Returns Before Taxes	–17.45%	–3.28%
Russell® 1000 Growth Index***	–20.42%	–9.16%
S&P 500® Index****	–11.88%	–4.55%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell® 1000 Growth Index, an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values has replaced the S&P 500® Index as the Fund's performance benchmark. The Russell® 1000 Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Mid Cap Value Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –8.29%.

Best Quarter*
Q2 '99 +21.13%

Worst Quarter*
Q3 '98 –20.87%

CALENDAR YEAR (CLASS A)



31.66%
11.94%
-5.86%
-0.60%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 8/15/97)		
Returns Before Taxes	5.76%	6.71%
Returns After Taxes on Distributions**	4.92%	4.51%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.99%	4.45%
Russell Midcap® Value Index***	2.32%	8.20%
Class B (Inception 8/15/97)		
Returns Before Taxes	5.96%	6.86%
Russell Midcap® Value Index***	2.32%	8.20%
Class C (Inception 8/15/97)		
Returns Before Taxes	10.06%	7.34%
Russell Midcap® Value Index***	2.32%	8.20%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Growth Opportunities Fund


TOTAL RETURN
CALENDAR YEAR (CLASS A)
The total return for Class A Shares for the 9-month period ended September 30, 2002 was –33.27%.
Best Quarter*
Q4 '01 +24.17%
Worst Quarter*
Q3 '01 –22.34%
25.82%
4.92%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 5/24/99)		
Returns Before Taxes	–0.87%	28.53%
Returns After Taxes on Distributions**	–0.87%	27.63%
Returns After Taxes on Distributions and Sale of Fund Shares**	–0.53%	23.15%
Russell Midcap® Growth Index***	–20.15%	0.05%
S&P Midcap 400 Index****	–0.61%	10.40%
Class B (Inception 5/24/99)		
Returns Before Taxes	–0.87%	29.91%
Russell Midcap® Growth Index***	–20.15%	0.05%
S&P Midcap 400 Index****	–0.61%	10.40%
Class C (Inception 5/24/99)		
Returns Before Taxes	3.10%	30.37%
Russell Midcap® Growth Index***	–20.15%	0.05%
S&P Midcap 400 Index****	–0.61%	10.40%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *Russell Midcap® Growth Index, an unmanaged index that measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values, has replaced the S&P Midcap 400 Index as the Fund's performance benchmark. The Russell Midcap® Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The stocks are also members of the Russell 1000 Growth Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The S&P Midcap 400 Index is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Small Cap Value Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –10.75%.

Best Quarter*
Q2 '99 +30.13%

Worst Quarter*
Q3 '98 –32.23%

CALENDAR YEAR (CLASS A)



31.16%
-14.82%
8.62%
21.77%
30.18%
-16.87%
-2.17%
32.08%
20.65%
1993
1994
1995
1996
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Class A (Inception 10/22/92)			
Returns Before Taxes	14.03%	9.78%	11.45%
Returns After Taxes on Distributions**	13.88%	8.64%	10.07%
Returns After Taxes on Distributions and Sale of Fund Shares**	8.54%	7.47%	8.93%
Russell 2000® Value Index***	14.02%	11.20%	14.87%
Class B (Inception 5/1/96)			
Returns Before Taxes	14.68%	9.86%	9.48%
Russell 2000® Value Index***	14.02%	11.20%	12.24%
Class C (Inception 8/15/97)			
Returns Before Taxes	18.45%	N/A	7.00%
Russell 2000® Value Index***	14.02%	N/A	8.45%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 2000® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell 2,000 companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Class A, B and C Shares)

This table describes the fees and expenses that you would pay if you buy and hold Class A, Class B, or Class C Shares of a Fund.

	Balanced Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):[6]**			
Management Fees	0.65%	0.65%	0.65%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.48%	0.48%	0.48%
Total Fund Operating Expenses*	1.38%	2.13%	2.13%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Balanced Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.65%*	*0.65%*	*0.65%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.25%*	*0.25%*	*0.25%*
Total Fund Operating Expenses (after current expense limitations)	*1.15%*	*1.90%*	*1.90%*

Fund Fees and Expenses continued

	Research Select Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.29%	0.29%	0.29%
Total Fund Operating Expenses*	1.54%	2.29%	2.29%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Research Select Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.25%*	*0.25%*	*0.25%*
Total Fund Operating Expenses (after current expense limitations)	*1.50%*	*2.25%*	*2.25%*

	Capital Growth Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees[7]	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.22%	0.22%	0.22%
Total Fund Operating Expenses*	1.47%	2.22%	2.22%

See page 45 for all other footnotes.

* As a result of current expense limitations, ‘‘Other Expenses’’ and ‘‘Total Fund Operating Expenses’’ of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ‘‘Other Expenses’’ and ‘‘Total Fund Operating Expenses’’ may increase without shareholder approval.

	Capital Growth Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees[7]	*0.95%*	*0.95%*	*0.95%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.19%*	*0.19%*	*0.19%*
Total Fund Operating Expenses (after current expense limitations)	*1.39%*	*2.14%*	*2.14%*

Fund Fees and Expenses continued

	Growth and Income Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	0.70%	0.70%	0.70%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.27%	0.27%	0.27%
Total Fund Operating Expenses*	1.22%	1.97%	1.97%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Growth and Income Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.70%*	*0.70%*	*0.70%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.24%*	*0.24%*	*0.24%*
Total Fund Operating Expenses (after current expense limitations)	*1.19%*	*1.94%*	*1.94%*

	Large Cap Value Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.32%	0.32%	0.32%
Total Fund Operating Expenses*	1.32%	2.07%	2.07%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Large Cap Value Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.75%*	*0.75%*	*0.75%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.25%*	*0.25%*	*0.25%*
Total Fund Operating Expenses (after current expense limitations)	*1.25%*	*2.00%*	*2.00%*

Fund Fees and Expenses continued

	Strategic Growth Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.38%	0.38%	0.38%
Total Fund Operating Expenses*	1.63%	2.38%	2.38%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Strategic Growth Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.19%*	*0.19%*	*0.19%*
Total Fund Operating Expenses (after current expense limitations)	*1.44%*	*2.19%*	*2.19%*

	Concentrated Growth Fund		
	Class A	Class B	Class C
Shareholder Fees			
(fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.74%	0.74%	0.74%
Total Fund Operating Expenses*	1.99%	2.74%	2.74%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Concentrated Growth Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.23%*	*0.23%*	*0.23%*
Total Fund Operating Expenses (after current expense limitations)	*1.48%*	*2.23%*	*2.23%*

	Mid Cap Value Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.27%	0.27%	0.27%
Total Fund Operating Expenses*	1.27%	2.02%	2.02%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Mid Cap Value Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.75%*	*0.75%*	*0.75%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.27%*	*0.27%*	*0.27%*
Total Fund Operating Expenses (after current expense limitations)	*1.27%*	*2.02%*	*2.02%*

	Growth Opportunities Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.26%	0.26%	0.26%
Total Fund Operating Expenses*	1.51%	2.26%	2.26%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Growth Opportunities Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.26%*	*0.26%*	*0.26%*
Total Fund Operating Expenses (after current expense limitations)	*1.51%*	*2.26%*	*2.26%*

Fund Fees and Expenses continued

	Small Cap Value Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):[6]**			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.28%	0.28%	0.28%
Total Fund Operating Expenses*	1.53%	2.28%	2.28%

See page 45 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Small Cap Value Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.25%*	*0.25%*	*0.25%*
Total Fund Operating Expenses (after current expense limitations)	*1.50%*	*2.25%*	*2.25%*

[1] *The maximum sales charge is a percentage of the offering price. A CDSC of 1% is imposed on certain redemptions (within 18 months of purchase) of Class A Shares sold without an initial sales charge as part of an investment of $1 million or more.*
[2] *The maximum CDSC is a percentage of the lesser of the NAV at the time of the redemption or the NAV when the shares were originally purchased.*
[3] *A CDSC is imposed upon Class B Shares redeemed within six years of purchase at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter.*
[4] *A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase.*
[5] *A transaction fee of $7.50 may be charged for redemption proceeds paid by wire.*
[6] *The Concentrated Growth Fund's annual operating expenses have been estimated for the current fiscal year. The annual operating expenses of all other Funds are based on actual expenses.*
[7] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the Capital Growth Fund equal to 0.05% of the Fund's average daily net assets. As a result of fee waivers, the current management fee of the Capital Growth Fund is 0.95% of the Fund's average daily net assets. The waiver may be terminated at any time at the option of the Investment Adviser.*
[8] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.19% of the average daily net assets of each Fund's Class A, B and C Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
Balanced	*0.06%*
Research Select	*0.06%*
Capital Growth	*0.00%*
Growth and Income	*0.05%*
Large Cap Value	*0.06%*
Strategic Growth	*0.00%*
Concentrated Growth	*0.04%*
Mid Cap Value	*0.10%*
Growth Opportunities	*0.11%*
Small Cap Value	*0.06%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A, B or C Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Balanced				
Class A Shares	$683	$ 963	$1,264	$2,116
Class B Shares				
– Assuming complete redemption at end of period	$716	$ 967	$1,344	$2,271
– Assuming no redemption	$216	$ 667	$1,144	$2,271
Class C Shares				
– Assuming complete redemption at end of period	$316	$ 667	$1,144	$2,462
– Assuming no redemption	$216	$ 667	$1,144	$2,462
Research Select				
Class A Shares	$698	$1,010	$1,343	$2,284
Class B Shares				
– Assuming complete redemption at end of period	$732	$1,015	$1,425	$2,438
– Assuming no redemption	$232	$ 715	$1,225	$2,438
Class C Shares				
– Assuming complete redemption at end of period	$332	$ 715	$1,225	$2,626
– Assuming no redemption	$232	$ 715	$1,225	$2,626
Capital Growth				
Class A Shares	$691	$ 989	$1,309	$2,211
Class B Shares				
– Assuming complete redemption at end of period	$725	$ 994	$1,390	$2,365
– Assuming no redemption	$225	$ 694	$1,190	$2,365
Class C Shares				
– Assuming complete redemption at end of period	$325	$ 694	$1,190	$2,554
– Assuming no redemption	$225	$ 694	$1,190	$2,554

Fund	1 Year	3 Years	5 Years	10 Years
Growth and Income				
Class A Shares	$667	$ 916	$1,183	$1,946
Class B Shares				
– Assuming complete redemption at end of period	$700	$ 918	$1,262	$2,102
– Assuming no redemption	$200	$ 618	$1,062	$2,102
Class C Shares				
– Assuming complete redemption at end of period	$300	$ 618	$1,062	$2,296
– Assuming no redemption	$200	$ 618	$1,062	$2,296
Large Cap Value				
Class A Shares	$677	$ 945	$1,234	$2,053
Class B Shares				
– Assuming complete redemption at end of period	$710	$ 949	$1,314	$2,208
– Assuming no redemption	$210	$ 649	$1,114	$2,208
Class C Shares				
– Assuming complete redemption at end of period	$310	$ 649	$1,114	$2,400
– Assuming no redemption	$210	$ 649	$1,114	$2,400
Strategic Growth				
Class A Shares	$707	$1,036	$1,388	$2,376
Class B Shares				
– Assuming complete redemption at end of period	$741	$1,042	$1,470	$2,530
– Assuming no redemption	$241	$ 742	$1,270	$2,530
Class C Shares				
– Assuming complete redemption at end of period	$341	$ 742	$1,270	$2,716
– Assuming no redemption	$241	$ 742	$1,270	$2,716
Concentrated Growth				
Class A Shares	$741	$1,140	N/A	N/A
Class B Shares				
– Assuming complete redemption at end of period	$777	$1,150	N/A	N/A
– Assuming no redemption	$277	$ 850	N/A	N/A
Class C Shares				
– Assuming complete redemption at end of period	$377	$ 850	N/A	N/A
– Assuming no redemption	$277	$ 850	N/A	N/A
Mid Cap Value				
Class A Shares	$672	$ 931	$1,209	$2,000
Class B Shares				
– Assuming complete redemption at end of period	$705	$ 934	$1,288	$2,155
– Assuming no redemption	$205	$ 634	$1,088	$2,155
Class C Shares				
– Assuming complete redemption at end of period	$305	$ 634	$1,088	$2,348
– Assuming no redemption	$205	$ 634	$1,088	$2,348

Fund Fees and Expenses continued

Fund	1 Year	3 Years	5 Years	10 Years
Growth Opportunities				
Class A Shares	$695	$1,001	$1,328	$2,252
Class B Shares				
– Assuming complete redemption at end of period	$729	$1,006	$1,410	$2,407
– Assuming no redemption	$229	$ 706	$1,210	$2,407
Class C Shares				
– Assuming complete redemption at end of period	$329	$ 706	$1,210	$2,595
– Assuming no redemption	$229	$ 706	$1,210	$2,595
Small Cap Value				
Class A Shares	$697	$1,007	$1,338	$2,273
Class B Shares				
– Assuming complete redemption at end of period	$731	$1,012	$1,420	$2,427
– Assuming no redemption	$231	$ 712	$1,220	$2,427
Class C Shares				
– Assuming complete redemption at end of period	$331	$ 712	$1,220	$2,615
– Assuming no redemption	$231	$ 712	$1,220	$2,615

The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months. Class B Shares convert to Class A Shares eight years after purchase; therefore, Class A expenses are used in the hypothetical example after year eight.

Certain institutions that sell Fund shares and/or their salespersons may receive other compensation in connection with the sale and distribution of Class A, Class B and Class C Shares for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''What Should I Know When I Purchase Shares Through An Authorized Dealer?''

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	Balanced Research Select Growth and Income Large Cap Value Strategic Growth Concentrated Growth Mid Cap Value Growth Opportunities Small Cap Value
Goldman Sachs Funds Management, L.P. (''GSFM'') 32 Old Slip New York, New York 10005	Capital Growth

GSAM and GSFM are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSFM, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
Balanced	0.65%	0.65%
Research Select	1.00%	1.00%
Growth and Income	0.70%	0.70%
Large Cap Value	0.75%	0.75%
Strategic Growth	1.00%	1.00%
Concentrated Growth	1.00%	—
Mid Cap Value	0.75%	0.75%
Growth Opportunities	1.00%	1.00%
Small Cap Value	1.00%	1.00%
GSFM:		
Capital Growth	1.00%	0.99%*

* *Effective May 1, 2002, the Investment Adviser implemented a voluntary fee waiver equal to 0.05% of the Fund's average daily net assets.*

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Value Investment Team

- Fourteen portfolio managers/analysts with over 150 years of combined financial experience comprise the Investment Adviser's value investment team
- The team is organized by industry in order to deliver depth and breadth of research expertise
- Portfolio decision makers are actively conducting the research, which brings intensity and focus to the Value team process

Value Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Dolores Bamford Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Ms. Bamford joined the Investment Adviser as a portfolio manager for the Value team in April 2002. Prior to that, she was a portfolio manager at Putnam Investments for various products since 1991.
David L. Berdon Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value	Since 2002 2002 2002 2002 2002	Mr. Berdon joined the Investment Adviser as a research analyst in March 2001 and became a portfolio manager in October 2002. From September 1999 to March 2001, he was a Vice President for Business Development and Strategic Alliances at Soliloquy Inc. From September 1997 to September 1999, he was a principal consultant at Diamond Technology partners.
Andrew Braun Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Mr. Braun joined the Investment Adviser as a mutual fund product development analyst in July 1993. From January 1997 to April 2001, he was a research analyst on the Value team and he became a portfolio manager in May 2001.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Scott Carroll Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Mr. Carroll joined the Investment Adviser as a portfolio manager for the Value team in May 2002. From 1996 to 2002, he worked at Van Kampen Funds where he had portfolio management and analyst responsibilities for Growth and Income and Equity Income funds.
Sally Pope Davis Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Ms. Davis joined the Investment Adviser as a portfolio manager in August 2001. From December 1999 to July 2001, she was a relationship manager in Private Wealth Management at Goldman Sachs. From August 1989 to November 1999, she was a bank analyst in the Goldman Sachs Investment Research Department.
Stacey Ann DeMatteis Vice President	Client Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Ms. DeMatteis joined the Investment Adviser as a product-marketing analyst in September 1993. From December 1997 to April 2000, she was a relationship manager in Broker-Dealer sales. In May 2000, she became a client portfolio manager on the Value Team.
J. Kelly Flynn Vice President	Portfolio Manager— Small Cap Value	Since 2002	Mr. Flynn joined the Investment Adviser as a portfolio manager in April 2002. From 1999 to 2002, he was a portfolio manager for Small Cap/SMID Cap Value products at Lazard Asset Management. From 1997 to 1999, he was a small cap value portfolio manager at 1838 Investment Advisors.
Sean Gallagher Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Mr. Gallagher joined the Investment Adviser as a research analyst in May 2000. He became a portfolio manager in December 2001. From October 1993 to May 2000, he was a research analyst at Merrill Lynch Asset Management.
James Otness Managing Director	Portfolio Manager— Mid Cap Value Small Cap Value	Since 2000 2000	Mr. Otness joined the Investment Adviser as a portfolio manager in May 2000. From 1998 to 2000, he headed Dolphin Asset Management. From 1970 to 1998, he worked at J.P. Morgan, most recently as a managing director and portfolio manager responsible for small-cap institutional equity investments.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Lisa Parisi Vice President	Portfolio Manager— Mid Cap Value Small Cap Value Research Select Balanced (Equity) Growth and Income Large Cap Value	Since 2001 2001 2002 2002 2002 2002	Ms. Parisi joined the Investment Adviser as a portfolio manager in August 2001. From December 2000 to August 2001, she was a portfolio manager at John A. Levin & Co. From March 1995 to December 2000, she was a portfolio manager and managing director at Valenzuela Capital.
Eileen Rominger Managing Director Chief Investment Officer	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 1999 1999 1999 1999 2002	Ms. Rominger joined the Investment Adviser as a portfolio manager and Chief Investment Officer of the Value team in August 1999. From 1981 to 1999, she worked at Oppenheimer Capital, most recently as a senior portfolio manager.

Growth Investment Team

- 21-year consistent investment style applied through diverse and complete market cycles
- More than $18 billion in equities currently under management
- More than 300 client account relationships
- A portfolio management and analytical team with more than 250 years combined investment experience

Growth Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Steven M. Barry Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Growth Opportunities Balanced (Equity) Capital Growth Strategic Growth Research Select Concentrated Growth	Since 1999 2000 2000 2000 2002 2002	Mr. Barry joined the Investment Adviser as a portfolio manager in 1999. From 1988 to 1999, he was a portfolio manager at Alliance Capital Management.
Kenneth T. Berents Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager— Balanced (Equity) Capital Growth Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 2000 2000 2000 2000 2002 2002	Mr. Berents joined the Investment Adviser as a portfolio manager in 2000. From 1992 to 1999, he was Director of Research and head of the Investment Committee at Wheat First Union.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Herbert E. Ehlers Managing Director Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Ehlers joined the Investment Adviser as a senior portfolio manager and Chief Investment Officer of the Growth team in 1997. From 1981 to 1997, he was the Chief Investment Officer and Chairman of Liberty and its predecessor firm, Eagle.
Gregory H. Ekizian Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Ekizian joined the Investment Adviser as portfolio manager and Co-Chair of the Growth Investment Committee in 1997. From 1990 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.
Scott Kolar Vice President	Portfolio Manager— Growth Opportunities Capital Growth Balanced (Equity) Strategic Growth Research Select Concentrated Growth	Since 1999 2000 2000 2000 2002 2002	Mr. Kolar joined the Investment Adviser as an equity analyst in 1997 and became a portfolio manager in 1999. From 1994 to 1997, he was an equity analyst and information systems specialist at Liberty.
Andrew F. Pyne Managing Director	Senior Portfolio Manager— Balanced (Equity) Capital Growth Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 2001 2001 2001 2001 2002 2002	Mr. Pyne joined the Investment Adviser as a product manager in 1997. He became a portfolio manager in August 2001. From 1992 to 1997, he was a product manager at Van Kampen Investments.
Ernest C. Segundo, Jr. Vice President Co-Chairman Investment Committee	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Segundo joined the Investment Adviser as a portfolio manager in 1997. From 1992 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.
Mark Shattan Vice President	Portfolio Manager— Research Select Capital Growth Strategic Growth Concentrated Growth Growth Opportunities	Since 2002 2002 2002 2002 2002	Mr. Shattan joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2002. From 1997 to 1999 he was an equity research analyst at Salomon Smith Barney.
David G. Shell Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Shell joined the Investment Adviser as a portfolio manager in 1997. From 1987 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.

Fixed-Income Investment Team

- The fixed-income investment team is comprised of a deep team of sector specialists
- The team strives to maximize risk-adjusted returns by de-emphasizing interest rate anticipation and focusing on security selection and sector allocation
- The team manages approximately $84 billion in fixed-income assets for retail, institutional and high net worth clients

Fixed-Income Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Jonathan A. Beinner Chief Investment Officer, Fixed-Income Portfolio Management	Senior Portfolio Manager— Balanced (Fixed-Income)	Since 1994	Mr. Beinner joined the Investment Adviser in 1990 as a portfolio manager.
James B. Clark Managing Director Co-Head U.S. Fixed-Income	Portfolio Manager— Balanced (Fixed-Income)	Since 1994	Mr. Clark joined the Investment Adviser in 1994 as a portfolio manager after working as an investment manager in the mortgage-backed securities group at Travelers Insurance Company.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the

same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
Balanced	Quarterly	Annually
Research Select	Annually	Annually
Capital Growth	Annually	Annually
Growth and Income	Quarterly	Annually
Large Cap Value	Annually	Annually
Strategic Growth	Annually	Annually
Concentrated Growth	Annually	Annually
Mid Cap Value	Annually	Annually
Growth Opportunities	Annually	Annually
Small Cap Value	Annually	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' shares.

HOW TO BUY SHARES

How Can I Purchase Class A, Class B And Class C Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from Goldman Sachs Trust (the ''Trust'').

In order to make an initial investment in a Fund, you must furnish to the Fund, Goldman Sachs or your Authorized Dealer the information in the Account Application attached to this Prospectus. An order will be processed upon receipt of payment.

To Open an Account:

- Complete the enclosed Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer
  - Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer
  - Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

  Goldman Sachs Funds c/o National Financial Data Services, Inc. **(''NFDS'')**, P.O. Box 219711, Kansas City, MO 64121-9711
  - Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds – (Name of Fund ***and*** Class of Shares)
  - NFDS will not accept checks drawn on foreign banks, third-party checks, cashier's checks, temporary checks, electronic checks, cash, money orders, travelers cheques or credit card checks
  - Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street Bank and Trust Company (''State Street'') (each Fund's custodian). Please call the Funds at 1-800-526-7384 to get detailed instructions on how to wire your money.

What Is My Minimum Investment In The Funds?

	Initial	Additional
Regular Accounts	$1,000	$50
Tax-Sheltered Retirement Plans (excluding SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	$50
SIMPLE IRAs and Education IRAs	$50	$50
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Funds offer three classes of shares through this Prospectus.

Maximum Amount You Can Buy In The Aggregate Across Funds	Class A	No limit
	Class B	$250,000
	Class C	$1,000,000
Initial Sales Charge	Class A	Applies to purchases of less than $1 million—varies by size of investment with a maximum of 5.5%
	Class B	None
	Class C	None
CDSC	Class A	1.00% on certain investments of $1 million or more ***if*** you sell within 18 months
	Class B	6 year declining CDSC with a maximum of 5%
	Class C	1% if shares are redeemed within 12 months of purchase
Conversion Feature	Class A	None
	Class B	Class B Shares convert to Class A Shares after 8 years
	Class C	None

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a social security number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict

purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.
- Modify or waive the minimum investment amounts.
- Modify the manner in which shares are offered.
- Modify the sales charge rates applicable to future purchases of shares.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is the Fund's next determined NAV and share class. Each class calculates its NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each share class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form, plus any applicable sales charge.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form, less any applicable CDSC.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-526-7384.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS A SHARES

What Is The Offering Price Of Class A Shares?

The offering price of Class A Shares of each Fund is the next determined NAV per share plus an initial sales charge paid to Goldman Sachs at the time of purchase of shares. The sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share. The current sales charges and commissions paid to Authorized Dealers are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $50,000	5.50%	5.82%	5.00%
$50,000 up to (but less than) $100,000	4.75	4.99	4.00
$100,000 up to (but less than) $250,000	3.75	3.90	3.00
$250,000 up to (but less than) $500,000	2.75	2.83	2.25
$500,000 up to (but less than) $1 million	2.00	2.04	1.75
$1 million or more	0.00**	0.00**	***

* *Dealer's allowance may be changed periodically. During special promotions, the entire sales charge may be allowed to Authorized Dealers. Authorized Dealers to whom substantially the entire sales charge is allowed may be deemed to be ''underwriters'' under the Securities Act of 1933.*

** *No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1% may be imposed in the event of certain redemptions within 18 months of purchase.*

*** *The Distributor may pay a one-time commission to Authorized Dealers who initiate or are responsible for purchases of $1 million or more of shares of the Funds equal to 1.00% of the amount under $3 million, 0.50% of the next $2 million, and 0.25% thereafter. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in accordance with the foregoing schedule to Authorized Dealers who initiate or are responsible for purchases of $500,000 or more by certain Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations investing in the Funds which satisfy the criteria set forth below in ''When Are Class A Shares Not Subject To A Sales Load?'' or $1 million or more by certain ''wrap'' accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are redeemed within 18 months after the end of the calendar month in which such purchase was made, a CDSC of 1% may be imposed upon the plan, the plan sponsor or the third-party administrator. In addition, Authorized Dealers will remit to the Distributor such payments received in connection with ''wrap'' accounts in the event that shares are redeemed within 18 months after the end of the calendar month in which the purchase was made.*

What Else Do I Need To Know About Class A Shares' CDSC?

Purchases of $1 million or more of Class A Shares will be made at NAV with no initial sales charge. However, if you redeem shares within 18 months after the end of the calendar month in which the purchase was made, excluding any period of time in which the shares were exchanged into and remained invested in an equivalent class of an ILA Portfolio, a CDSC of 1% may be imposed. The CDSC may not be imposed if your Authorized Dealer enters into an agreement with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on redemptions in certain circumstances. See ''In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?'' below.

When Are Class A Shares Not Subject To A Sales Load?

Class A Shares of the Funds may be sold at NAV without payment of any sales charge to the following individuals and entities:

- Goldman Sachs, its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of these individuals;
- Qualified retirement plans of Goldman Sachs;
- Trustees or directors of investment companies for which Goldman Sachs or an affiliate acts as sponsor;
- Any employee or registered representative of any Authorized Dealer or their respective spouses, children and parents;
- Banks, trust companies or other types of depository institutions investing for their own account or investing for discretionary or non-discretionary accounts;
- Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of a Fund;
- Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations (''Retirement Plans'') that:
  - Buy shares of Goldman Sachs Funds worth $500,000 or more; or
  - Have 100 or more eligible employees at the time of purchase; or
  - Certify that they expect to have annual plan purchases of shares of Goldman Sachs Funds of $200,000 or more; or
  - Are provided administrative services by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plans; or
  - Have at the time of purchase aggregate assets of at least $2,000,000;
- ''Wrap'' accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement with GSAM specifying aggregate minimums and certain operating policies and standards;
- Registered investment advisers investing for accounts for which they receive asset-based fees;
- Accounts over which GSAM or its advisory affiliates have investment discretion;
- Shareholders receiving distributions from a qualified retirement plan invested in the Goldman Sachs Funds and reinvesting such proceeds in a Goldman Sachs IRA;
- Shareholders who roll over distributions from any tax-qualified retirement plan or tax-sheltered annuity to an IRA which invests in the Goldman Sachs Funds if

the tax-qualified retirement plan or tax-sheltered annuity receives administrative services provided by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plan or annuity; or

- Investors who qualify under other exemptions that are stated from time to time in the Additional Statement.

You must certify eligibility for any of the above exemptions on your Account Application and notify the Fund if you no longer are eligible for the exemption. The Fund will grant you an exemption subject to confirmation of your entitlement. You may be charged a fee if you effect your transactions through a broker or agent.

How Can The Sales Charge On Class A Shares Be Reduced?

- ***Right of Accumulation:*** When buying Class A Shares in Goldman Sachs Funds, your current aggregate investment determines the initial sales load you pay. You may qualify for reduced sales charges when the current market value of holdings (shares at current offering price), plus new purchases, reaches $50,000 or more. Class A Shares of any of the Goldman Sachs Funds may be combined under the Right of Accumulation. To qualify for a reduced sales load, you or your Authorized Dealer must notify the Funds' Transfer Agent at the time of investment that a quantity discount is applicable. Use of this service is subject to a check of appropriate records. The Additional Statement has more information about the Right of Accumulation.
- ***Statement of Intention:*** You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest in the aggregate $50,000 or more (not counting reinvestments of dividends and distributions) within a period of 13 months in Class A Shares of one or more of the Goldman Sachs Funds. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge. By signing the Statement of Intention, you authorize the Transfer Agent to escrow and redeem Class A Shares in your account to pay this additional charge. The Additional Statement has more information about the Statement of Intention, which you should read carefully.

What Is The Offering Price Of Class B Shares?

You may purchase Class B Shares of the Funds at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years of purchase will be subject to a CDSC at the rates shown in the table below based on how long you held your shares.

The CDSC schedule is as follows:

Year Since Purchase	CDSC as a Percentage of Dollar Amount Subject to CDSC
First	5%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and thereafter	None

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 4% of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of a Fund will automatically convert into Class A Shares of the same Fund at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of a Fund by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Class A Shares of such Fund based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Class A Shares will not occur at any time the Funds are advised that such conversions may constitute taxable events for federal tax purposes, which the Funds believe is unlikely. If conversions do not occur as a result of possible taxability, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Funds at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds; provided that in connection with purchases by Retirement Plans, where Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third-party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is normally paid by the Distributor to Authorized Dealers.

COMMON QUESTIONS APPLICABLE TO THE PURCHASE OF CLASS A, B AND C SHARES

What Else Do I Need To Know About The CDSC On Class A, B Or C Shares?

- The CDSC is based on the lesser of the NAV of the shares at the time of redemption or the original offering price (which is the original NAV).
  - No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
  - No CDSC is charged on the per share appreciation of your account over the initial purchase price.
  - When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.
- To keep your CDSC as low as possible, each time you place a request to sell shares, the Funds will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?

The CDSC on Class A, Class B and Class C Shares that are subject to a CDSC may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from Retirement Plans;
- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ''Code'')) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ''substantially equal periodic payments'' as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;
- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Class A, B and C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Funds reserve the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares and 10% of the value of your Class A Shares.

How Do I Decide Whether To Buy Class A, B Or C Shares?

The decision as to which Class to purchase depends on the amount you invest, the intended length of the investment and your personal situation.

- ***Class A Shares.*** If you are making an investment of $50,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A Shares.
- ***Class B Shares.*** If you plan to hold your investment for at least six years and would prefer not to pay an initial sales charge, you might consider purchasing Class B Shares. By not paying a front-end sales charge, your entire investment in Class B Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class B Shares will cause your Class B Shares (until conversion to Class A Shares) to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares. A maximum

purchase limitation of $250,000 in the aggregate normally applies to Class B Shares. Individual purchases exceeding $250,000 will be rejected.

- ***Class C Shares.*** If you are unsure of the length of your investment or plan to hold your investment for less than six years and would prefer not to pay an initial sales charge, you may prefer Class C Shares. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares (or Class B Shares after conversion to Class A Shares).

  Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the automatic eight year conversion feature applicable to Class B Shares and your investment may pay higher distribution fees indefinitely.

  A maximum purchase limitation of $1,000,000 in the aggregate normally applies to purchases of Class C Shares. Individual purchases exceeding $1,000,000 will be rejected.

Note: Authorized Dealers may receive different compensation for selling Class A, Class B or Class C Shares.

In addition to Class A, Class B and Class C Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

HOW TO SELL SHARES

How Can I Sell Class A, Class B And Class C Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Each Fund will redeem its shares upon request on any business day at the NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Obtain a signature guarantee (see details below) ■ Mail your request to: Goldman Sachs Funds c/o NFDS P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery: Goldman Sachs Funds c/o NFDS 330 West 9th Street Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares within any 7 calendar day period ■ Proceeds which are sent directly to a Goldman Sachs brokerage account are not subject to the $50,000 limit

When Do I Need A Signature Guarantee To Redeem Shares?

A signature guarantee is required if:

- You are requesting in writing to redeem shares in an amount over $50,000;
- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change the bank designated on your Account Application.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption instructions from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and NFDS each employ reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated in the Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account) and exchanges of shares normally will be made only to an identically registered account.
- Telephone redemptions will not be accepted during the 30-day period following any change in your address of record.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the

Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- A transaction fee of $7.50 may be charged for payments of redemption proceeds by domestic wire. Your bank may also charge wiring fees. You should contact your bank directly to learn whether it charges such fees.
- To change the bank designated on your Account Application, you must send written instructions (with your signature guaranteed) to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any Authorized Dealer assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

The Trust reserves the right to:

- Redeem your shares if your account balance is less than $50 as a result of a redemption. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Funds will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interests of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional shares of the same class of the Fund that pays the

distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?

You may redeem shares of a Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share) at NAV. To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and you must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

- Class A or B Shares—Class A Shares of the same Fund or another Goldman Sachs Fund
- Class C Shares—Class C Shares of the same Fund or another Goldman Sachs Fund
- You should obtain and read the applicable prospectuses before investing in any other Funds.
- If you pay a CDSC upon redemption of Class A or Class C Shares and then reinvest in Class A or Class C Shares as described above, your account will be credited with the amount of the CDSC you paid. The reinvested shares will, however, continue to be subject to a CDSC. The holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares for purposes of computing the CDSC payable upon a subsequent redemption. For Class B Shares, you may reinvest the redemption proceeds in Class A Shares at NAV but the amount of the CDSC paid upon redemption of the Class B Shares will not be credited to your account.
- The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.
- You may be subject to tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Exchange My Investment From One Fund To Another?

You may exchange shares of a Fund at NAV without the imposition of an initial sales charge or CDSC at the time of exchange for shares of the same class or an equivalent class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount you want to exchange ■ Obtain a signature guarantee (see details above) ■ Mail the request to: Goldman Sachs Funds c/o NFDS P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery - Goldman Sachs Funds c/o NFDS 330 West 9th St. Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- Currently, there is no charge for exchanges, although the Funds may impose a charge in the future.
- The exchanged shares may later be exchanged for shares of the same class (or an equivalent class) of the original Fund at the next determined NAV without the imposition of an initial sales charge or CDSC if the amount in the Fund resulting from such exchanges is less than the largest amount on which you have previously paid the applicable sales charge.
- When you exchange shares subject to a CDSC, no CDSC will be charged at that time. The exchanged shares will be subject to the CDSC of the shares originally held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by a subsequent exchange.
- Eligible investors may exchange certain classes of shares for another class of shares of the same Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384 and see the Additional Statement.

- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and NFDS may use reasonable procedures described under ''What Do I Need to Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account. Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and accompanied by a signature guarantee.
- Exchanges into Funds that are closed to new investors may be restricted.
- A signature guarantee may be required (see details above).

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

SHAREHOLDER SERVICES

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs and your Authorized Dealer, or you may check the appropriate box on the Account Application.

Can My Dividends And Distributions From A Fund Be Invested In Other Funds?

You may elect to cross-reinvest dividends and capital gain distributions paid by a Fund in shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge or CDSC will be imposed.
- You may elect cross-reinvestment into an identically registered account or an account registered in a different name or with a different address, social security number or taxpayer identification number provided that the account has been properly established, appropriate signature guarantees obtained and the minimum initial investment has been satisfied.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge is imposed.
- Shares subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
- Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
- Minimum dollar amount: $50 per month.

What Else Should I Know About Cross-Reinvestments And Automatic Exchanges?

Cross-reinvestments and automatic exchanges are subject to the following conditions:

- You must hold $5,000 or more in the Fund which is paying the dividend or from which the exchange is being made.
- You must invest an amount in the Fund into which cross-reinvestments or automatic exchanges are being made that is equal to that Fund's minimum initial investment or continue to cross-reinvest or to make automatic exchanges until such minimum initial investment is met.
- You should obtain and read the prospectus of the Fund into which dividends are invested or automatic exchanges are made.

Can I Have Automatic Withdrawals Made On A Regular Basis?

You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.

- It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class A, Class B or Class C Shares because of the sales charge imposed on your purchases of Class A Shares or the imposition of a CDSC on your redemptions of Class A, Class B or Class C Shares.
- You must have a minimum balance of $5,000 in a Fund.
- Checks are mailed the next business day after your selected systematic withdrawal date.
- Each systematic withdrawal is a redemption and therefore a taxable transaction.
- The CDSC applicable to Class A, Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Types of Reports Will I Be Sent Regarding My Investment?

You will be provided with a printed confirmation of each transaction in your account and an individual quarterly account statement. A year-to-date statement for your account will be provided upon request made to Goldman Sachs. If your account is held in ''street name'' you may receive your statements and confirmations on a different schedule.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting Goldman Sachs Funds by phone at 1-800-526-7384 or by mail at Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372. The Funds will begin sending individual copies to you within 30 days after receipt of your revocation.

The Funds do not generally provide sub-accounting services.

What Should I Know When I Purchase Shares Through An Authorized Dealer?

Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of a Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

- A Fund will be deemed to have received an order that is in proper form when the order is accepted by an Authorized Dealer or intermediary on a business

- day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.
- Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Funds within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to selected Authorized Dealers and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Class A, B and C Shares?

The Trust has adopted distribution and service plans (each a ''Plan'') under which Class A, Class B and Class C Shares bear distribution and service fees paid to Authorized Dealers and Goldman Sachs. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from these arrangements. Goldman Sachs generally pays the distribution and service fees on a quarterly basis.

Under the Plans, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75%, respectively, of a Fund's average daily net assets attributed to Class A, Class B and Class C Shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Investment Company Act of 1940, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Authorized Dealers;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;

- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class A, Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of each Fund's average daily net assets attributed to Class A (applicable to Goldman Sachs International Equity Funds), Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Funds. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2002 and 2003, this withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to

investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund

may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ‘‘unseasoned’’ issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There

may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are

quoted in U.S. dollars. Similarly, EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may

not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an

example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. The Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and

may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objectives and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk

characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are

not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may

also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options

entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net asset. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment

pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33$^{1}/_{3}$% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares^{SM}, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate

share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares℠.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher

or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a

third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ''credit enhancement.'' However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-backed securities also include stripped mortgage-backed securities (''SMBS''), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Mortgage Dollar Rolls. Certain Funds may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the

Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Yield Curve Options. Certain Funds may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of an underlying security remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Reverse Repurchase Agreements. Certain Funds may enter into reverse repurchase agreements. Reverse repurchase agreements involve the sale of securities held by a Fund subject to the Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the Investment Adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by a Fund decline in value while these transactions are outstanding, the NAV of the Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by a Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by a Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.

Municipal Securities. Certain Funds may invest in securities and instruments issued by state and local government issuers. Municipal securities in which a Fund may invest consist of bonds, notes, commercial paper and other instruments (including participating interests in such securities) issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. Such securities may pay fixed, variable or floating rates of interest. Municipal securities are often issued

to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which municipal securities may be issued include refunding outstanding obligations, obtaining funds for general operating expenses, and obtaining funds to lend to other public institutions and facilities. Municipal securities in which a Fund may invest include private activity bonds, municipal leases, certificates of participation, pre-funded municipal securities and auction rate securities. Dividends paid by the Funds based on investments in municipal securities will be taxable.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. Certain Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of

a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Certain Funds may enter into the transactions described above for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market value, interest rates and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if these investment techniques were not used.

Loan Participations. Certain Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. A Fund may only invest in loans to issuers in whose obligations it may otherwise invest. Loan participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When a Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Fund lacks direct recourse, it will look to the agent bank to enforce appropriate credit remedies against the borrower. In these cases, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Fund may be regarded as a creditor of the agent bank (rather than of the underlying corporate borrower), so that the Fund may also be subject to the risk that the agent bank may become insolvent.

Inverse Floaters. Certain Funds may invest in inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

[This page intentionally left blank]

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request). The information for all periods prior to the period ended August 31, 2000 has been audited by the Funds' previous independent accountants.

BALANCED FUND

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$18.34	$0.47[ce]	$(2.03)[e]	$(1.56)
2002 - Class B Shares	18.21	0.33[ce]	(2.01)[e]	(1.68)
2002 - Class C Shares	18.19	0.33[ce]	(2.00)[e]	(1.67)
2002 - Institutional Shares	18.38	0.54[ce]	(2.04)[e]	(1.50)
2002 - Service Shares	18.35	0.44[ce]	(2.02)[e]	(1.58)
2001 - Class A Shares	21.42	0.54[c]	(2.62)	(2.08)
2001 - Class B Shares	21.27	0.39[c]	(2.60)	(2.21)
2001 - Class C Shares	21.25	0.39[c]	(2.60)	(2.21)
2001 - Institutional Shares	21.46	0.62[c]	(2.62)	(2.00)
2001 - Service Shares	21.41	0.55[c]	(2.65)	(2.10)
2000 - Class A Shares	20.38	0.60[c]	1.75	2.35
2000 - Class B Shares	20.26	0.45[c]	1.73	2.18
2000 - Class C Shares	20.23	0.45[c]	1.74	2.19
2000 - Institutional Shares	20.39	0.71[c]	1.75	2.46
2000 - Service Shares	20.37	0.59[c]	1.74	2.33
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	20.48	0.32	(0.19)	0.13
1999 - Class B Shares	20.37	0.22	(0.18)	0.04
1999 - Class C Shares	20.34	0.23	(0.19)	0.04
1999 - Institutional Shares	20.48	0.53	(0.35)	0.18
1999 - Service Shares	20.47	1.22	(1.14)	0.08
For The Years Ended January 31,				
1999 - Class A Shares	20.29	0.58	0.20	0.78
1999 - Class B Shares	20.20	0.41	0.21	0.62
1999 - Class C Shares	20.17	0.41	0.21	0.62
1999 - Institutional Shares	20.29	0.64	0.20	0.84
1999 - Service Shares	20.28	0.53	0.21	0.74
1998 - Class A Shares	18.78	0.57	2.66	3.23
1998 - Class B Shares	18.73	0.50	2.57	3.07
1998 - Class C Shares (commenced August 15, 1997)	21.10	0.25	0.24	0.49
1998 - Institutional Shares (commenced August 15, 1997)	21.18	0.26	0.32	0.58
1998 - Service Shares (commenced August 15, 1997)	21.18	0.22	0.32	0.54

See page 134 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.50)	$ —	$ —	$(0.50)	$16.28	(8.67)%	$100,541	1.16%
(0.37)	—	—	(0.37)	16.16	(9.38)	23,871	1.91
(0.37)	—	—	(0.37)	16.15	(9.34)	5,377	1.91
(0.57)	—	—	(0.57)	16.31	(8.33)	2,157	0.76
(0.47)	—	—	(0.47)	16.30	(8.79)	10	1.26
(0.74)	—	(0.26)	(1.00)	18.34	(9.95)	109,350	1.15
(0.59)	—	(0.26)	(0.85)	18.21	(10.62)	28,316	1.90
(0.59)	—	(0.26)	(0.85)	18.19	(10.63)	7,113	1.90
(0.82)	—	(0.26)	(1.08)	18.38	(9.56)	2,379	0.75
(0.70)	—	(0.26)	(0.96)	18.35	(10.06)	16	1.25
(0.50)	—	(0.81)	(1.31)	21.42	12.00	135,632	1.12
(0.36)	—	(0.81)	(1.17)	21.27	11.17	33,759	1.87
(0.36)	—	(0.81)	(1.17)	21.25	11.23	8,658	1.87
(0.58)	—	(0.81)	(1.39)	21.46	12.59	2,509	0.72
(0.48)	—	(0.81)	(1.29)	21.41	11.89	17	1.22
(0.23)	—	—	(0.23)	20.38	0.62	169,395	1.10[b]
(0.15)	—	—	(0.15)	20.26	0.20	40,515	1.85[b]
(0.15)	—	—	(0.15)	20.23	0.18	11,284	1.85[b]
(0.27)	—	—	(0.27)	20.39	0.86	2,361	0.70[b]
(0.18)	—	—	(0.18)	20.37	0.39	15	1.20[b]
(0.59)	—	—	(0.59)	20.48	3.94	192,453	1.04
(0.45)	—	—	(0.45)	20.37	3.15	43,926	1.80
(0.45)	—	—	(0.45)	20.34	3.14	14,286	1.80
(0.65)	—	—	(0.65)	20.48	4.25	8,010	0.73
(0.55)	—	—	(0.55)	20.47	3.80	490	1.23
(0.56)	—	(1.16)	(1.72)	20.29	17.54	163,636	1.00
(0.42)	(0.02)	(1.16)	(1.60)	20.20	16.71	23,639	1.76
(0.22)	(0.04)	(1.16)	(1.42)	20.17	2.49	8,850	1.77[b]
(0.23)	(0.08)	(1.16)	(1.47)	20.29	2.93	8,367	0.76[b]
(0.22)	(0.06)	(1.16)	(1.44)	20.28	2.66	16	1.26[b]

BALANCED FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For The Years Ended August 31,				
2002 - Class A Shares	2.61%[e]	1.38%	2.39%[e]	169%
2002 - Class B Shares	1.86[e]	2.13	1.64[e]	169
2002 - Class C Shares	1.86[e]	2.13	1.64[e]	169
2002 - Institutional Shares	3.01[e]	0.98	2.79[e]	169
2002 - Service Shares	2.49[e]	1.48	2.27[e]	169
2001 - Class A Shares	2.78	1.34	2.59	187
2001 - Class B Shares	2.03	2.09	1.84	187
2001 - Class C Shares	2.03	2.09	1.84	187
2001 - Institutional Shares	3.18	0.94	2.99	187
2001 - Service Shares	2.84	1.44	2.65	187
2000 - Class A Shares	2.94	1.29	2.77	154
2000 - Class B Shares	2.19	2.04	2.02	154
2000 - Class C Shares	2.19	2.04	2.02	154
2000 - Institutional Shares	3.46	0.89	3.29	154
2000 - Service Shares	2.86	1.39	2.69	154
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	2.58[b]	1.32[b]	2.36[b]	90
1999 - Class B Shares	1.83[b]	2.07[b]	1.61[b]	90
1999 - Class C Shares	1.84[b]	2.07[b]	1.62[b]	90
1999 - Institutional Shares	2.96[b]	0.92[b]	2.74[b]	90
1999 - Service Shares	2.46[b]	1.42[b]	2.24[b]	90
For The Years Ended January 31,				
1999 - Class A Shares	2.90	1.45	2.49	175
1999 - Class B Shares	2.16	2.02	1.94	175
1999 - Class C Shares	2.17	2.02	1.95	175
1999 - Institutional Shares	3.22	0.95	3.00	175
1999 - Service Shares	2.77	1.45	2.55	175
1998 - Class A Shares	2.94	1.57	2.37	190
1998 - Class B Shares	2.14	2.07	1.83	190
1998 - Class C Shares (commenced August 15, 1997)	2.13[b]	2.08[b]	1.82[b]	190
1998 - Institutional Shares (commenced August 15, 1997)	3.13[b]	1.07[b]	2.82[b]	190
1998 - Service Shares (commenced August 15, 1997)	2.58[b]	1.57[b]	2.27[b]	190

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment loss[C]	Net realized and unrealized gain (loss)	Total from investment operations
For the Year Ended August 31,				
2002 - Class A Shares	$ 7.07	$(0.04)	$(2.04)	$(2.08)
2002 - Class B Shares	7.01	(0.08)	(2.03)	(2.11)
2002 - Class C Shares	7.02	(0.08)	(2.03)	(2.11)
2002 - Institutional Shares	7.11	(0.01)	(2.07)	(2.08)
2002 - Service Shares	7.07	(0.04)	(2.05)	(2.09)
For the Year Ended August 31,				
2001 - Class A Shares	10.77	(0.06)	(3.64)	(3.70)
2001 - Class B Shares	10.76	(0.13)	(3.62)	(3.75)
2001 - Class C Shares	10.77	(0.13)	(3.62)	(3.75)
2001 - Institutional Shares	10.78	(0.03)	(3.64)	(3.67)
2001 - Service Shares	10.78	(0.08)	(3.63)	(3.71)
For the Period Ended August 31,				
2000 - Class A Shares (commenced June 19, 2000)	10.00	(0.02)	0.79	0.77
2000 - Class B Shares (commenced June 19, 2000)	10.00	(0.04)	0.80	0.76
2000 - Class C Shares (commenced June 19, 2000)	10.00	(0.04)	0.81	0.77
2000 - Institutional Shares (commenced June 19, 2000)	10.00	(0.01)	0.79	0.78
2000 - Service Shares (commenced June 19, 2000)	10.00	(0.02)	0.80	0.78

See page 134 for all footnotes.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
$ 4.99	(29.42)%	$129,737	1.51%	(0.57)%	1.54%	(0.60)%	107%
4.90	(30.10)	153,395	2.26	(1.32)	2.29	(1.35)	107
4.91	(30.06)	78,434	2.26	(1.32)	2.29	(1.35)	107
5.03	(29.25)	5,220	1.11	(0.18)	1.14	(0.21)	107
4.98	(29.56)	11	1.61	(0.66)	1.64	(0.69)	107
7.07	(34.35)	304,677	1.50	(0.73)	1.53	(0.76)	171
7.01	(34.85)	303,539	2.25	(1.48)	2.28	(1.51)	171
7.02	(34.82)	169,576	2.25	(1.48)	2.28	(1.51)	171
7.11	(34.04)	17,077	1.10	(0.32)	1.13	(0.35)	171
7.07	(34.35)	13	1.60	(0.91)	1.63	(0.94)	171
10.77	7.70	217,861	1.50[b]	(1.04)[b]	2.05[b]	(1.59)[b]	5
10.76	7.60	201,437	2.25[b]	(1.79)[b]	2.80[b]	(2.34)[b]	5
10.77	7.70	96,393	2.25[b]	(1.78)[b]	2.80[b]	(2.33)[b]	5
10.78	7.80	12,677	1.10[b]	(0.50)[b]	1.65[b]	(1.05)[b]	5
10.78	7.70	12	1.60[b]	(1.13)[b]	2.15[b]	(1.68)[b]	5

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gains (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$19.76	$(0.05)[c]	$(4.24)	$(4.29)
2002 - Class B Shares	18.90	(0.18)[c]	(4.03)	(4.21)
2002 - Class C Shares	18.88	(0.18)[c]	(4.03)	(4.21)
2002 - Institutional Shares	20.02	0.02[c]	(4.30)	(4.28)
2002 - Service Shares	19.63	(0.07)[c]	(4.20)	(4.27)
2001 - Class A Shares	28.95	(0.06)[c]	(7.23)	(7.29)
2001 - Class B Shares	27.99	(0.23)[c]	(6.96)	(7.19)
2001 - Class C Shares	27.94	(0.22)[c]	(6.94)	(7.16)
2001 - Institutional Shares	29.19	0.03[c]	(7.30)	(7.27)
2001 - Service Shares	28.81	(0.08)[c]	(7.20)	(7.28)
2000 - Class A Shares	24.96	(0.11)[c]	6.29	6.18
2000 - Class B Shares	24.37	(0.30)[c]	6.11	5.81
2000 - Class C Shares	24.33	(0.30)[c]	6.10	5.80
2000 - Institutional Shares	25.06	—[c]	6.32	6.32
2000 - Service Shares	24.88	(0.13)[c]	6.25	6.12
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	24.03	(0.08)	1.01	0.93
1999 - Class B Shares	23.57	(0.17)	0.97	0.80
1999 - Class C Shares	23.52	(0.16)	0.97	0.81
1999 - Institutional Shares	24.07	(0.02)	1.01	0.99
1999 - Service Shares	23.96	(0.08)	1.00	0.92
For the Years Ended January 31,				
1999 - Class A Shares	18.48	(0.03)	6.35	6.32
1999 - Class B Shares	18.27	(0.12)	6.19	6.07
1999 - Class C Shares	18.24	(0.10)	6.15	6.05
1999 - Institutional Shares	18.45	0.01	6.38	6.39
1999 - Service Shares	18.46	(0.04)	6.31	6.27
1998 - Class A Shares	16.73	0.02	4.78	4.80
1998 - Class B Shares	16.67	0.02	4.61	4.63
1998 - Class C Shares (commenced August 15, 1997)	19.73	(0.02)	1.60	1.58
1998 - Institutional Shares (commenced August 15, 1997)	19.88	0.02	1.66	1.68
1998 - Service Shares (commenced August 15, 1997)	19.88	(0.01)	1.66	1.65

See page 134 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.03)	$(0.03)	$15.44	(21.74)%	$1,388,868	1.43%
—	—	(0.03)	(0.03)	14.66	(22.31)	238,335	2.18
—	—	(0.03)	(0.03)	14.64	(22.33)	101,783	2.18
—	—	(0.03)	(0.03)	15.71	(21.41)	316,020	1.03
—	—	(0.03)	(0.03)	15.33	(21.78)	5,976	1.53
—	—	(1.90)	(1.90)	19.76	(26.48)	2,001,259	1.44
—	—	(1.90)	(1.90)	18.90	(27.06)	338,673	2.19
—	—	(1.90)	(1.90)	18.88	(27.00)	127,839	2.19
—	—	(1.90)	(1.90)	20.02	(26.18)	444,195	1.04
—	—	(1.90)	(1.90)	19.63	(26.58)	8,979	1.54
—	—	(2.19)	(2.19)	28.95	25.70	2,736,484	1.45
—	—	(2.19)	(2.19)	27.99	24.75	451,666	2.20
—	—	(2.19)	(2.19)	27.94	24.75	143,126	2.20
—	—	(2.19)	(2.19)	29.19	26.18	497,986	1.05
—	—	(2.19)	(2.19)	28.81	25.53	13,668	1.55
—	—	—	—	24.96	3.87	1,971,097	1.44[b]
—	—	—	—	24.37	3.39	329,870	2.19[b]
—	—	—	—	24.33	3.44	87,284	2.19[b]
—	—	—	—	25.06	4.11	255,210	1.04[b]
—	—	—	—	24.88	3.84	6,466	1.54[b]
—	—	(0.77)	(0.77)	24.03	34.58	1,992,716	1.42
—	—	(0.77)	(0.77)	23.57	33.60	236,369	2.19
—	—	(0.77)	(0.77)	23.52	33.55	60,234	2.19
—	—	(0.77)	(0.77)	24.07	35.02	41,817	1.07
—	—	(0.77)	(0.77)	23.96	34.34	3,085	1.57
(0.01)	(0.01)	(3.03)	(3.05)	18.48	29.71	1,256,595	1.40
—	—	(3.03)	(3.03)	18.27	28.73	40,827	2.18
—	(0.04)	(3.03)	(3.07)	18.24	8.83	5,395	2.21[b]
(0.01)	(0.07)	(3.03)	(3.11)	18.45	9.31	7,262	1.16[b]
—	(0.04)	(3.03)	(3.07)	18.46	9.18	2	1.50[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.29)%	1.47%	(0.33)%	11%
2002 - Class B Shares	(1.04)	2.22	(1.08)	11
2002 - Class C Shares	(1.04)	2.22	(1.08)	11
2002 - Institutional Shares	0.11	1.07	0.07	11
2002 - Service Shares	(0.39)	1.57	(0.43)	11
2001 - Class A Shares	(0.25)	1.46	(0.27)	18
2001 - Class B Shares	(1.00)	2.21	(1.02)	18
2001 - Class C Shares	(1.00)	2.21	(1.02)	18
2001 - Institutional Shares	0.15	1.06	0.13	18
2001 - Service Shares	(0.35)	1.56	(0.37)	18
2000 - Class A Shares	(0.41)	1.47	(0.44)	34
2000 - Class B Shares	(1.16)	2.22	(1.19)	34
2000 - Class C Shares	(1.16)	2.22	(1.19)	34
2000 - Institutional Shares	—	1.07	(0.03)	34
2000 - Service Shares	(0.49)	1.57	(0.52)	34
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.53)[b]	1.47[b]	(0.56)[b]	18
1999 - Class B Shares	(1.29)[b]	2.22[b]	(1.32)[b]	18
1999 - Class C Shares	(1.29)[b]	2.22[b]	(1.32)[b]	18
1999 - Institutional Shares	(0.20)[b]	1.07[b]	(0.23)[b]	18
1999 - Service Shares	(0.65)[b]	1.57[b]	(0.68)[b]	18
For the Years Ended January 31,				
1999 - Class A Shares	(0.18)	1.58	(0.34)	30
1999 - Class B Shares	(0.98)	2.21	(1.00)	30
1999 - Class C Shares	(1.00)	2.21	(1.02)	30
1999 - Institutional Shares	0.11	1.09	0.09	30
1999 - Service Shares	(0.37)	1.59	(0.39)	30
1998 - Class A Shares	0.08	1.65	(0.17)	62
1998 - Class B Shares	(0.77)	2.18	(0.77)	62
1998 - Class C Shares (commenced August 15, 1997)	(0.86)[b]	2.21[b]	(0.86)[b]	62
1998 - Institutional Shares (commenced August 15, 1997)	0.18[b]	1.16[b]	0.18[b]	62
1998 - Service Shares (commenced August 15, 1997)	(0.16)[b]	1.50[b]	(0.16)[b]	62

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For The Years Ended August 31,				
2002 - Class A Shares	$19.66	$ 0.18[C]	$(1.69)	$(1.51)
2002 - Class B Shares	19.23	0.04[C]	(1.65)	(1.61)
2002 - Class C Shares	19.19	0.04[C]	(1.65)	(1.61)
2002 - Institutional Shares	19.84	0.22[C]	(1.66)	(1.44)
2002 - Service Shares	19.63	0.16[C]	(1.68)	(1.52)
2001 - Class A Shares	24.78	0.01[C]	(5.13)	(5.12)
2001 - Class B Shares	24.42	(0.15)[C]	(5.04)	(5.19)
2001 - Class C Shares	24.37	(0.15)[C]	(5.03)	(5.18)
2001 - Institutional Shares	24.91	0.11[C]	(5.18)	(5.07)
2001 - Service Shares	24.77	(0.01)[C]	(5.13)	(5.14)
2000 - Class A Shares	24.68	0.07[C]	1.44	1.51
2000 - Class B Shares	24.46	(0.10)[C]	1.42	1.32
2000 - Class C Shares	24.41	(0.09)[C]	1.40	1.31
2000 - Institutional Shares	24.72	0.16[C]	1.49	1.65
2000 - Service Shares	24.68	0.05[C]	1.44	1.49
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	24.33	0.19	0.31	0.50
1999 - Class B Shares	24.13	0.08	0.31	0.39
1999 - Class C Shares	24.08	0.08	0.30	0.38
1999 - Institutional Shares	24.35	0.34	0.23	0.57
1999 - Service Shares	24.33	0.17	0.32	0.49
For The Years Ended January 31,				
1999 - Class A Shares	25.93	0.20	(1.60)	(1.40)
1999 - Class B Shares	25.73	0.02	(1.58)	(1.56)
1999 - Class C Shares	25.70	0.02	(1.59)	(1.57)
1999 - Institutional Shares	25.95	0.29	(1.58)	(1.29)
1999 - Service Shares	25.92	0.17	(1.58)	(1.41)
1998 - Class A Shares	23.18	0.11	5.27	5.38
1998 - Class B Shares	23.10	0.04	5.14	5.18
1998 - Class C Shares (commenced August 15, 1997)	28.20	(0.01)	0.06	0.05
1998 - Institutional Shares	23.19	0.27	5.23	5.50
1998 - Service Shares	23.17	0.14	5.23	5.37

See page 134 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.14)	$ —	$ —	$(0.14)	$18.01	(7.74)%	$ 291,151	1.20%
(0.07)	—	—	(0.07)	17.55	(8.42)	76,772	1.95
(0.07)	—	—	(0.07)	17.51	(8.42)	9,336	1.95
(0.18)	—	—	(0.18)	18.22	(7.36)	4,539	0.80
(0.13)	—	—	(0.13)	17.98	(7.80)	3,819	1.30
—	—	—	—	19.66	(20.66)	355,205	1.19
—	—	—	—	19.23	(21.25)	98,747	1.94
—	—	—	—	19.19	(21.22)	10,360	1.94
—	—	—	—	19.84	(20.32)	28,201	0.79
—	—	—	—	19.63	(20.75)	5,581	1.29
(0.05)	(0.03)	(1.33)	(1.41)	24.78	6.48	576,354	1.18
(0.02)	(0.01)	(1.33)	(1.36)	24.42	5.70	155,527	1.93
(0.01)	(0.01)	(1.33)	(1.35)	24.37	5.67	15,746	1.93
(0.09)	(0.04)	(1.33)	(1.46)	24.91	7.05	28,543	0.78
(0.05)	(0.02)	(1.33)	(1.40)	24.77	6.40	7,926	1.28
(0.15)	—	—	(0.15)	24.68	2.05	855,174	1.19[b]
(0.06)	—	—	(0.06)	24.46	1.60	271,912	1.94[b]
(0.05)	—	—	(0.05)	24.41	1.58	31,328	1.94[b]
(0.20)	—	—	(0.20)	24.72	2.32	32,181	0.79[b]
(0.14)	—	—	(0.14)	24.68	2.01	10,008	1.29[b]
(0.19)	(0.01)	—	(0.20)	24.33	(5.40)	1,122,157	1.22
(0.04)	—	—	(0.04)	24.13	(6.07)	349,662	1.92
(0.05)	—	—	(0.05)	24.08	(6.12)	48,146	1.92
(0.30)	(0.01)	—	(0.31)	24.35	(5.00)	173,696	0.80
(0.17)	(0.01)	—	(0.18)	24.33	(5.44)	11,943	1.30
(0.11)	—	(2.52)	(2.63)	25.93	23.71	1,216,582	1.25
—	(0.03)	(2.52)	(2.55)	25.73	22.87	307,815	1.94
—	(0.03)	(2.52)	(2.55)	25.70	0.51	31,686	1.99[b]
(0.22)	—	(2.52)	(2.74)	25.95	24.24	36,225	0.83
(0.06)	(0.04)	(2.52)	(2.62)	25.92	23.63	8,893	1.32

GROWTH AND INCOME FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
For The Years Ended August 31,				
2002 - Class A Shares	0.95%	1.22%	0.93%	89%
2002 - Class B Shares	0.19	1.97	0.17	89
2002 - Class C Shares	0.21	1.97	0.19	89
2002 - Institutional Shares	1.12	0.82	1.10	89
2002 - Service Shares	0.83	1.32	0.81	89
2001 - Class A Shares	0.07	1.21	0.05	40
2001 - Class B Shares	(0.68)	1.96	(0.70)	40
2001 - Class C Shares	(0.68)	1.96	(0.70)	40
2001 - Institutional Shares	0.49	0.81	0.47	40
2001 - Service Shares	(0.03)	1.31	(0.05)	40
2000 - Class A Shares	0.31	1.18	0.31	87
2000 - Class B Shares	(0.41)	1.93	(0.41)	87
2000 - Class C Shares	(0.40)	1.93	(0.40)	87
2000 - Institutional Shares	0.69	0.78	0.69	87
2000 - Service Shares	0.20	1.28	0.20	87
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	1.26[b]	1.20[b]	1.25[b]	55
1999 - Class B Shares	0.51[b]	1.95[b]	0.50[b]	55
1999 - Class C Shares	0.51[b]	1.95[b]	0.50[b]	55
1999 - Institutional Shares	1.72[b]	0.80[b]	1.71[b]	55
1999 - Service Shares	1.16[b]	1.30[b]	1.15[b]	55
For The Years Ended January 31,				
1999 - Class A Shares	0.78	1.32	0.68	126
1999 - Class B Shares	0.09	1.92	0.09	126
1999 - Class C Shares	0.10	1.92	0.10	126
1999 - Institutional Shares	1.25	0.80	1.25	126
1999 - Service Shares	0.72	1.30	0.72	126
1998 - Class A Shares	0.43	1.42	0.26	62
1998 - Class B Shares	(0.35)	1.94	(0.35)	62
1998 - Class C Shares (commenced August 15, 1997)	(0.48)[b]	1.99[b]	(0.48)[b]	62
1998 - Institutional Shares	0.76	0.83	0.76	62
1998 - Service Shares	0.32	1.32	0.32	62

[This page intentionally left blank]

LARGE CAP VALUE FUND

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations	Distributions to shareholders	Net asset value, end of period
		Net investment income (loss)[c]	Net realized and unrealized gain (loss)		From net investment income	
For the Years Ended August 31,						
2002 - Class A Shares	$10.21	$ 0.08	$(1.01)	$(0.93)	$(0.04)	$ 9.24
2002 - Class B Shares	10.10	—	(0.99)	(0.99)	—	9.11
2002 - Class C Shares	10.10	—	(0.99)	(0.99)	—	9.11
2002 - Institutional Shares	10.24	0.12	(1.01)	(0.89)	(0.06)	9.29
2002 - Service Shares	10.23	0.08	(1.00)	(0.92)	(0.02)	9.29
2001 - Class A Shares	10.39	0.08	(0.20)	(0.12)	(0.06)	10.21
2001 - Class B Shares	10.33	(0.01)	(0.19)	(0.20)	(0.03)	10.10
2001 - Class C Shares	10.32	(0.01)	(0.19)	(0.20)	(0.02)	10.10
2001 - Institutional Shares	10.40	0.12	(0.20)	(0.08)	(0.08)	10.24
2001 - Service Shares	10.38	0.08	(0.20)	(0.12)	(0.03)	10.23
For the Period Ended August 31,						
2000 - Class A Shares (commenced Dec. 15, 1999)	10.00	0.06	0.33	0.39	—	10.39
2000 - Class B Shares (commenced Dec. 15, 1999)	10.00	—	0.33	0.33	—	10.33
2000 - Class C Shares (commenced Dec. 15, 1999)	10.00	0.01	0.31	0.32	—	10.32
2000 - Institutional Shares (commenced Dec. 15, 1999)	10.00	0.09	0.31	0.40	—	10.40
2000 - Service Shares (commenced Dec. 15, 1999)	10.00	0.07	0.31	0.38	—	10.38

See page 134 for all footnotes.

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
(9.12)%	$232,501	1.26%	0.80%	1.32%	0.74%	91%
(9.80)	11,772	2.01	0.04	2.07	(0.02)	91
(9.80)	4,420	2.01	0.05	2.07	(0.01)	91
(8.73)	78,146	0.86	1.19	0.92	1.13	91
(9.03)	1	1.36	0.84	1.42	0.78	91
(1.21)	123,013	1.25	0.73	1.83	0.15	69
(1.98)	8,830	2.00	(0.06)	2.58	(0.64)	69
(1.96)	3,636	2.00	(0.05)	2.58	(0.63)	69
(0.81)	50,740	0.85	1.09	1.43	0.51	69
(1.17)	2	1.35	0.80	1.93	0.22	69
3.90	7,181	1.25[b]	0.84[b]	3.30[b]	(1.21)[b]	67
3.30	1,582	2.00[b]	0.06[b]	4.05[b]	(1.99)[b]	67
3.20	850	2.00[b]	0.15[b]	4.05[b]	(1.90)[b]	67
4.00	16,155	0.85[b]	1.31[b]	2.90[b]	(0.74)[b]	67
3.80	2	1.35[b]	0.95[b]	3.40[b]	(1.10)[b]	67

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 9.22	$(0.06)[C]	$(2.21)	$(2.27)
2002 - Class B Shares	9.07	(0.12)[C]	(2.16)	(2.28)
2002 - Class C Shares	9.08	(0.12)[C]	(2.16)	(2.28)
2002 - Institutional Shares	9.30	(0.02)[C]	(2.23)	(2.25)
2002 - Service Shares	9.23	(0.05)[C]	(2.21)	(2.26)
2001 - Class A Shares	12.52	(0.06)[C]	(3.24)	(3.30)
2001 - Class B Shares	12.40	(0.13)[C]	(3.20)	(3.33)
2001 - Class C Shares	12.42	(0.13)[C]	(3.21)	(3.34)
2001 - Institutional Shares	12.58	(0.02)[C]	(3.26)	(3.28)
2001 - Service Shares	12.52	(0.04)[C]	(3.25)	(3.29)
2000 - Class A Shares	10.06	(0.06)[C]	2.52	2.46
2000 - Class B Shares	10.04	(0.14)[C]	2.50	2.36
2000 - Class C Shares	10.05	(0.14)[C]	2.51	2.37
2000 - Institutional Shares	10.07	(0.01)[C]	2.52	2.51
2000 - Service Shares	10.06	(0.04)[C]	2.50	2.46
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	10.00	—	0.06	0.06
1999 - Class B Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.07	0.04
1999 - Class C Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.08	0.05
1999 - Institutional Shares (commenced May 24, 1999)	10.00	0.01	0.06	0.07
1999 - Service Shares (commenced May 24, 1999)	10.00	(0.01)	0.07	0.06

See page 134 for all footnotes.

Distributions to shareholders: From Net realized gains	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$ —[f]	$ 6.95	(24.59)%	$113,813	1.45%	(0.66)%
—[f]	6.79	(25.11)	9,781	2.20	(1.41)
—[f]	6.80	(25.08)	5,109	2.20	(1.41)
—[f]	7.05	(24.17)	59,130	1.05	(0.27)
—[f]	6.97	(24.46)	1	1.55	(0.58)
—	9.22	(26.35)	109,315	1.44	(0.52)
—	9.07	(26.84)	14,235	2.19	(1.27)
—	9.08	(26.88)	5,613	2.19	(1.27)
—	9.30	(26.06)	45,898	1.04	(0.15)
—	9.23	(26.27)	1	1.54	(0.37)
—	12.52	24.46	92,271	1.44	(0.50)
—	12.40	23.51	17,149	2.19	(1.24)
—	12.42	23.58	7,287	2.19	(1.24)
—	12.58	24.93	22,910	1.04	(0.09)
—	12.52	24.45	2	1.54	(0.35)
—	10.06	0.60	10,371	1.44[b]	(0.17)[b]
—	10.04	0.40	3,393	2.19[b]	(0.97)[b]
—	10.05	0.50	2,388	2.19[b]	(0.99)[b]
—	10.07	0.70	5,981	1.04[b]	0.24[b]
—	10.06	0.60	2	1.54[b]	(0.24)[b]

STRATEGIC GROWTH FUND (continued)

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,			
2002 - Class A Shares	1.63%	(0.84)%	40%
2002 - Class B Shares	2.38	(1.59)	40
2002 - Class C Shares	2.38	(1.59)	40
2002 - Institutional Shares	1.23	(0.45)	40
2002 - Service Shares	1.73	(0.76)	40
2001 - Class A Shares	1.67	(0.75)	25
2001 - Class B Shares	2.42	(1.50)	25
2001 - Class C Shares	2.42	(1.50)	25
2001 - Institutional Shares	1.27	(0.38)	25
2001 - Service Shares	1.77	(0.60)	25
2000 - Class A Shares	1.63	(0.69)	19
2000 - Class B Shares	2.38	(1.43)	19
2000 - Class C Shares	2.38	(1.43)	19
2000 - Institutional Shares	1.23	(0.28)	19
2000 - Service Shares	1.73	(0.54)	19
For the Period Ended August 31,			
1999 - Class A Shares (commenced May 24, 1999)	11.70[b]	(10.43)[b]	7
1999 - Class B Shares (commenced May 24, 1999)	12.45[b]	(11.23)[b]	7
1999 - Class C Shares (commenced May 24, 1999)	12.45[b]	(11.25)[b]	7
1999 - Institutional Shares (commenced May 24, 1999)	11.30[b]	(10.02)[b]	7
1999 - Service Shares (commenced May 24, 1999)	11.80[b]	(10.50)[b]	7

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$24.34	$ 0.18[C]	$ 0.45	$ 0.63
2002 - Class B Shares	24.01	(0.01)[C]	0.45	0.44
2002 - Class C Shares	23.98	(0.01)[C]	0.45	0.44
2002 - Institutional Shares	24.35	0.27[C]	0.45	0.72
2002 - Service Shares	24.14	0.16[C]	0.44	0.60
2001 - Class A Shares	19.88	0.24[C]	4.37	4.61
2001 - Class B Shares	19.69	0.06[C]	4.33	4.39
2001 - Class C Shares	19.67	0.06[C]	4.33	4.39
2001 - Institutional Shares	19.86	0.33[C]	4.36	4.69
2001 - Service Shares	19.73	0.21[C]	4.34	4.55
2000 - Class A Shares	18.42	0.20[C]	1.38	1.58
2000 - Class B Shares	18.23	0.06[C]	1.40	1.46
2000 - Class C Shares	18.24	0.06[C]	1.37	1.43
2000 - Institutional Shares	18.45	0.27[C]	1.36	1.63
2000 - Service Shares	18.31	0.18[C]	1.35	1.53
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	18.38	0.06	1.71	1.77
1999 - Class B Shares	18.29	(0.04)	1.71	1.67
1999 - Class C Shares	18.30	(0.04)	1.71	1.67
1999 - Institutional Shares	18.37	0.09	1.72	1.81
1999 - Service Shares	18.29	0.05	1.70	1.75
For the Years Ended January 31,				
1999 - Class A Shares	21.61	0.10	(2.38)	(2.28)
1999 - Class B Shares	21.57	(0.05)	(2.35)	(2.40)
1999 - Class C Shares	21.59	(0.05)	(2.34)	(2.39)
1999 - Institutional Shares	21.65	0.19	(2.38)	(2.19)
1999 - Service Shares	21.62	0.03	(2.31)	(2.28)
1998 - Class A Shares (commenced August 15, 1997)	23.63	0.09	0.76	0.85
1998 - Class B Shares (commenced August 15, 1997)	23.63	0.06	0.74	0.80
1998 - Class C Shares (commenced August 15, 1997)	23.63	0.06	0.76	0.82
1998 - Institutional Shares	18.73	0.16	5.66	5.82
1998 - Service Shares (commenced July 18, 1997)	23.01	0.09	1.40	1.49

See page 134 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.18)	$ —	$(0.62)	$(0.80)	$24.17	2.67%	$342,976	1.27%
(0.03)	—	(0.62)	(0.65)	23.80	1.90	89,434	2.02
(0.07)	—	(0.62)	(0.69)	23.73	1.87	39,498	2.02
(0.21)	—	(0.62)	(0.83)	24.24	3.05	318,916	0.87
—	—	(0.62)	(0.62)	24.12	2.55	921	1.37
(0.15)	—	—	(0.15)	24.34	23.29	96,568	1.29
(0.07)	—	—	(0.07)	24.01	22.33	42,813	2.04
(0.08)	—	—	(0.08)	23.98	22.37	16,094	2.04
(0.20)	—	—	(0.20)	24.35	23.75	247,212	0.89
(0.14)	—	—	(0.14)	24.14	23.17	256	1.39
(0.12)	—	—	(0.12)	19.88	8.70	39,142	1.29
—	—	—	—	19.69	8.01	22,284	2.04
—	—	—	—	19.67	7.84	5,720	2.04
(0.22)	—	—	(0.22)	19.86	9.08	158,188	0.89
(0.11)	—	—	(0.11)	19.73	8.48	206	1.39
—	—	(1.73)	(1.73)	18.42	9.04	49,081	1.29[b]
—	—	(1.73)	(1.73)	18.23	8.53	31,824	2.04[b]
—	—	(1.73)	(1.73)	18.24	8.52	9,807	2.04[b]
—	—	(1.73)	(1.73)	18.45	9.26	190,549	0.89[b]
—	—	(1.73)	(1.73)	18.31	8.97	190	1.39[b]
(0.07)	—	(0.88)	(0.95)	18.38	(10.48)	70,578	1.33
—	—	(0.88)	(0.88)	18.29	(11.07)	37,821	1.93
(0.02)	—	(0.88)	(0.90)	18.30	(11.03)	10,800	1.93
(0.21)	—	(0.88)	(1.09)	18.37	(10.07)	196,512	0.87
(0.17)	—	(0.88)	(1.05)	18.29	(10.48)	289	1.37
(0.06)	(0.04)	(2.77)	(2.87)	21.61	3.42	90,588	1.35[b]
(0.09)	—	(2.77)	(2.86)	21.57	3.17	28,743	1.85[b]
(0.09)	—	(2.77)	(2.86)	21.59	3.27	6,445	1.85[b]
(0.13)	—	(2.77)	(2.90)	21.65	30.86	236,440	0.85
(0.11)	—	(2.77)	(2.88)	21.62	6.30	8	1.35[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.72%	1.27%	0.72%	92%
2002 - Class B Shares	(0.04)	2.02	(0.04)	92
2002 - Class C Shares	(0.03)	2.02	(0.03)	92
2002 - Institutional Shares	1.11	0.87	1.11	92
2002 - Service Shares	0.63	1.37	0.63	92
2001 - Class A Shares	1.05	1.32	1.02	101
2001 - Class B Shares	0.28	2.07	0.25	101
2001 - Class C Shares	0.28	2.07	0.25	101
2001 - Institutional Shares	1.43	0.92	1.40	101
2001 - Service Shares	0.94	1.42	0.91	101
2000 - Class A Shares	1.11	1.34	1.06	83
2000 - Class B Shares	0.35	2.09	0.30	83
2000 - Class C Shares	0.32	2.09	0.27	83
2000 - Institutional Shares	1.51	0.94	1.46	83
2000 - Service Shares	1.03	1.44	0.98	83
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	0.43[b]	1.37[b]	0.35[b]	69
1999 - Class B Shares	(0.33)[b]	2.12[b]	(0.41)[b]	69
1999 - Class C Shares	(0.34)[b]	2.12[b]	(0.42)[b]	69
1999 - Institutional Shares	0.79[b]	0.97[b]	0.71[b]	69
1999 - Service Shares	0.38[b]	1.47[b]	0.30[b]	69
For the Years Ended January 31,				
1999 - Class A Shares	0.38	1.41	0.30	92
1999 - Class B Shares	(0.22)	2.01	(0.30)	92
1999 - Class C Shares	(0.22)	2.01	(0.30)	92
1999 - Institutional Shares	0.83	0.95	0.75	92
1999 - Service Shares	0.32	1.45	0.24	92
1998 - Class A Shares (commenced August 15, 1997)	0.33[b]	1.47[b]	0.21[b]	63
1998 - Class B Shares (commenced August 15, 1997)	(0.20)[b]	1.97[b]	(0.32)[b]	63
1998 - Class C Shares (commenced August 15, 1997)	(0.23)[b]	1.97[b]	(0.35)[b]	63
1998 - Institutional Shares	0.78	0.97	0.66	63
1998 - Service Shares (commenced July 18, 1997)	0.63[b]	1.43[b]	0.51[b]	63

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$18.11	$(0.15)[C]	$(3.87)	$(4.02)
2002 - Class B Shares	17.92	(0.27)[C]	(3.81)	(4.08)
2002 - Class C Shares	17.80	(0.27)[C]	(3.79)	(4.06)
2002 - Institutional Shares	18.26	(0.08)[C]	(3.91)	(3.99)
2002 - Service Shares	18.05	(0.16)[C]	(3.86)	(4.02)
2001 - Class A Shares	19.50	(0.14)[C]	(0.66)	(0.80)
2001 - Class B Shares	19.45	(0.28)[C]	(0.66)	(0.94)
2001 - Class C Shares	19.31	(0.28)[C]	(0.64)	(0.92)
2001 - Institutional Shares	19.59	(0.07)[C]	(0.67)	(0.74)
2001 - Service Shares	19.45	(0.16)[C]	(0.65)	(0.81)
2000 - Class A Shares	10.13	(0.11)[C]	9.71	9.60
2000 - Class B Shares	10.18	(0.24)[C]	9.74	9.50
2000 - Class C Shares	10.10	(0.24)[C]	9.68	9.44
2000 - Institutional Shares	10.13	(0.04)[C]	9.73	9.69
2000 - Service Shares	10.12	(0.12)[C]	9.68	9.56
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	10.00	(0.01)[C]	0.14	0.13
1999 - Class B Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.21	0.18
1999 - Class C Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.13	0.10
1999 - Institutional Shares (commenced May 24, 1999)	10.00	0.01	0.12	0.13
1999 - Service Shares (commenced May 24, 1999)	10.00	—	0.12	0.12

See page 134 for all footnotes.

Distributions to shareholders From net realized gains	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$14.09	(22.20)%	$368,361	1.51%
—	13.84	(22.77)	68,639	2.26
—	13.74	(22.81)	47,581	2.26
—	14.27	(21.89)	134,954	1.11
—	14.03	(22.27)	471	1.61
(0.59)	18.11	(4.17)	428,981	1.54
(0.59)	17.92	(4.92)	73,776	2.29
(0.59)	17.80	(4.85)	47,738	2.29
(0.59)	18.26	(3.79)	128,182	1.14
(0.59)	18.05	(4.24)	232	1.64
(0.23)	19.50	95.73	188,199	1.52
(0.23)	19.45	94.27	42,061	2.27
(0.23)	19.31	94.43	26,826	2.27
(0.23)	19.59	96.67	49,921	1.12
(0.23)	19.45	95.41	3	1.62
—	10.13	1.30	8,204	1.44[b]
—	10.18	1.80	520	2.19[b]
—	10.10	1.00	256	2.19[b]
—	10.13	1.30	5,223	1.04[b]
—	10.12	1.20	2	1.54[b]

GROWTH OPPORTUNITIES FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.87)%	1.51%	(0.87)%	69%
2002 - Class B Shares	(1.62)	2.26	(1.62)	69
2002 - Class C Shares	(1.62)	2.26	(1.62)	69
2002 - Institutional Shares	(0.47)	1.11	(0.47)	69
2002 - Service Shares	(0.99)	1.61	(0.99)	69
2001 - Class A Shares	(0.74)	1.54	(0.74)	66
2001 - Class B Shares	(1.49)	2.29	(1.49)	66
2001 - Class C Shares	(1.49)	2.29	(1.49)	66
2001 - Institutional Shares	(0.34)	1.14	(0.34)	66
2001 - Service Shares	(0.84)	1.64	(0.84)	66
2000 - Class A Shares	(0.64)	1.61	(0.73)	73
2000 - Class B Shares	(1.38)	2.36	(1.47)	73
2000 - Class C Shares	(1.38)	2.36	(1.47)	73
2000 - Institutional Shares	(0.23)	1.21	(0.32)	73
2000 - Service Shares	(0.69)	1.71	(0.78)	73
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	(0.27)[b]	14.15[b]	(12.98)[b]	27
1999 - Class B Shares (commenced May 24, 1999)	(1.04)[b]	14.90[b]	(13.75)[b]	27
1999 - Class C Shares (commenced May 24, 1999)	(1.12)[b]	14.90[b]	(13.83)[b]	27
1999 - Institutional Shares (commenced May 24, 1999)	0.39[b]	13.75[b]	(12.32)[b]	27
1999 - Service Shares (commenced May 24, 1999)	0.03[b]	14.25[b]	(12.68)[b]	27

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$28.55	$ 0.09[c]	$(0.76)	$(0.67)
2002 - Class B Shares	27.35	(0.12)[c]	(0.73)	(0.85)
2002 - Class C Shares	27.38	(0.13)[c]	(0.77)	(0.90)
2002 - Institutional Shares	28.98	0.21[c]	(0.76)	(0.55)
2002 - Service Shares	28.43	0.05[c]	(0.74)	(0.69)
2001 - Class A Shares	23.21	0.15[c]	5.19	5.34
2001 - Class B Shares	22.40	(0.04)[c]	4.99	4.95
2001 - Class C Shares	22.42	(0.04)[c]	5.00	4.96
2001 - Institutional Shares	23.47	0.25[c]	5.26	5.51
2001 - Service Shares	23.13	0.13[c]	5.17	5.30
2000 - Class A Shares	19.80	0.01[c]	3.40	3.41
2000 - Class B Shares	19.27	(0.13)[c]	3.26	3.13
2000 - Class C Shares	19.28	(0.12)[c]	3.26	3.14
2000 - Institutional Shares	19.95	0.10[c]	3.42	3.52
2000 - Service Shares	19.76	0.01[c]	3.36	3.37
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	18.51	(0.05)	1.34	1.29
1999 - Class B Shares	18.10	(0.12)	1.29	1.17
1999 - Class C Shares	18.12	(0.11)	1.27	1.16
1999 - Institutional Shares	18.62	—	1.33	1.33
1999 - Service Shares	18.50	(0.13)	1.39	1.26
For the Years Ended January 31,				
1999 - Class A Shares	24.05	(0.06)	(4.48)	(4.54)
1999 - Class B Shares	23.73	(0.21)	(4.42)	(4.63)
1999 - Class C Shares	23.73	(0.18)	(4.43)	(4.61)
1999 - Institutional Shares	24.09	0.03	(4.50)	(4.47)
1999 - Service Shares	24.05	(0.04)	(4.51)	(4.55)
1998 - Class A Shares	20.91	0.14	5.33	5.47
1998 - Class B Shares	20.80	(0.01)	5.27	5.26
1998 - Class C Shares (commenced August 15, 1997)	24.69	(0.06)	1.43	1.37
1998 - Institutional Shares (commenced August 15, 1997)	24.91	0.03	1.48	1.51
1998 - Service Shares (commenced August 15, 1997)	24.91	(0.01)	1.48	1.47

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

d *Includes the effect of mortgage dollar roll transactions.*

e *As required, effective September 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium and discount on all debt securities and reclassifying all paydown losses to income. The effect of this change for the year ended August 31, 2002 was to decrease net investment income per share by $0.02, increase net realized gains and losses per share by $0.02, and decrease the ratio of net investment income to average net assets by 0.14%. Per share ratios and supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

f *Less than $0.005 per share.*

Distributions to shareholders							
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.09)	$ —	$(0.09)	$27.79	(2.34)%	$372,900	1.51%
—	—	—	26.50	(3.11)	76,494	2.26
—	—	—	26.48	(3.29)	46,416	2.26
(0.18)	—	(0.18)	28.25	(1.91)	90,177	1.11
(0.18)	—	(0.18)	27.56	(2.43)	3,326	1.61
—	—	—	28.55	23.01	244,860	1.50
—	—	—	27.35	22.10	48,939	2.25
—	—	—	27.38	22.07	18,140	2.25
—	—	—	28.98	23.48	46,211	1.10
—	—	—	28.43	22.91	1,006	1.60
—	—	—	23.21	17.22	157,791	1.50
—	—	—	22.40	16.24	29,199	2.25
—	—	—	22.42	16.34	8,428	2.25
—	—	—	23.47	17.64	26,445	1.10
—	—	—	23.13	17.05	83	1.60
—	—	—	19.80	6.97	210,500	1.50[b]
—	—	—	19.27	6.46	37,386	2.25[b]
—	—	—	19.28	6.40	8,079	2.25[b]
—	—	—	19.95	7.14	27,023	1.10[b]
—	—	—	19.76	6.81	57	1.60[b]
—	(1.00)	(1.00)	18.51	(17.37)	261,661	1.50
—	(1.00)	(1.00)	18.10	(18.00)	42,879	2.25
—	(1.00)	(1.00)	18.12	(17.91)	8,212	2.25
—	(1.00)	(1.00)	18.62	(17.04)	15,351	1.13
—	(1.00)	(1.00)	18.50	(17.41)	261	1.62
—	(2.33)	(2.33)	24.05	26.17	370,246	1.54
—	(2.33)	(2.33)	23.73	25.29	42,677	2.29
—	(2.33)	(2.33)	23.73	5.51	5,604	2.09[b]
—	(2.33)	(2.33)	24.09	6.08	14,626	1.16[b]
—	(2.33)	(2.33)	24.05	5.91	2	1.45[b]

SMALL CAP VALUE FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.32%	1.53%	0.30%	75%
2002 - Class B Shares	(0.43)	2.28	(0.45)	75
2002 - Class C Shares	(0.46)	2.28	(0.48)	75
2002 - Institutional Shares	0.71	1.13	0.69	75
2002 - Service Shares	0.17	1.63	0.15	75
2001 - Class A Shares	0.59	1.60	0.49	93
2001 - Class B Shares	(0.16)	2.35	(0.26)	93
2001 - Class C Shares	(0.16)	2.35	(0.26)	93
2001 - Institutional Shares	0.97	1.20	0.87	93
2001 - Service Shares	0.47	1.70	0.37	93
2000 - Class A Shares	0.07	1.57	—	75
2000 - Class B Shares	(0.68)	2.32	(0.75)	75
2000 - Class C Shares	(0.65)	2.32	(0.72)	75
2000 - Institutional Shares	0.49	1.17	0.42	75
2000 - Service Shares	0.03	1.67	(0.04)	75
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.35)[b]	1.61[b]	(0.46)[b]	47
1999 - Class B Shares	(1.10)[b]	2.36[b]	(1.21)[b]	47
1999 - Class C Shares	(1.10)[b]	2.36[b]	(1.21)[b]	47
1999 - Institutional Shares	0.05[b]	1.21[b]	(0.06)[b]	47
1999 - Service Shares	(0.41)[b]	1.71[b]	(0.52)[b]	47
For the Years Ended January 31,				
1999 - Class A Shares	(0.24)	1.74	(0.48)	98
1999 - Class B Shares	(0.99)	2.29	(1.03)	98
1999 - Class C Shares	(0.99)	2.29	(1.03)	98
1999 - Institutional Shares	0.13	1.17	0.09	98
1999 - Service Shares	(0.47)	1.66	(0.51)	98
1998 - Class A Shares	(0.28)	1.76	(0.50)	85
1998 - Class B Shares	(0.92)	2.29	(0.92)	85
1998 - Class C Shares (commenced August 15, 1997)	(0.79)[b]	2.09[b]	(0.79)[b]	85
1998 - Institutional Shares (commenced August 15, 1997)	0.27[b]	1.16[b]	0.27[b]	85
1998 - Service Shares (commenced August 15, 1997)	(0.07)[b]	1.45[b]	(0.07)[b]	85

Appendix C
Prior Performance of Similarly Advised Account of the Investment Adviser

Concentrated Growth Fund

The Investment Adviser has a discretionary private account that has investment objectives, policies and strategies substantially similar to the Concentrated Growth Fund. The following table sets forth the performance data relating to the historical performance of that account. The information is provided to illustrate the past performance of the Investment Adviser in managing a substantially similar account as measured against the Russell 1000 Growth Index and does not represent the performance of the Concentrated Growth Fund. Investors should not consider this performance data as a substitute for the performance of the Concentrated Growth Fund nor should investors consider this data as an indication of the future performance of the Concentrated Growth Fund or of the Investment Adviser. The Russell 1000 Growth Index is unmanaged, and investors cannot invest directly in the index.

Calendar Years	Private Account Performance (including Class A sales charge)	Private Account Performance (including Class B sales charge)	Private Account Performance (including Class C sales charge)	Private Account Performance (excluding the Fund's sales charges)	Russell 1000 Growth Index
Jan 2002-Sep 2002	–33.85%	–33.50%	–30.70%	–30.00%	–32.70%
Dec 2001	–14.46%	–14.01%	–10.39%	–9.48%	–20.43%
Dec 2000	–10.88%	–10.41%	–6.64%	–5.70%	–22.43%
Dec 1999	31.02%	33.65%	37.65%	38.65%	33.15%
Dec 1998	26.71%	29.09%	33.09%	34.09%	38.70%
Dec 1997	34.86%	37.71%	41.71%	42.71%	30.48%
Dec 1996	12.79%	14.35%	18.35%	19.35%	23.12%
Dec 1995	18.13%	20.01%	24.01%	25.01%	37.18%
Dec 1994	–6.70%	–6.20%	–2.25%	–1.27%	2.65%
Dec 1993	18.44%	20.33%	24.33%	25.33%	2.90%
Dec 1992	2.46%	3.42%	7.42%	8.42%	5.00%
Dec 1991	36.51%	39.46%	43.46%	44.46%	41.16%
Dec 1990	–19.48%	–19.05%	–15.64%	–14.79%	–0.26%
Dec 1989	29.39%	31.92%	35.92%	36.92%	35.92%

AVERAGE ANNUAL TOTAL RETURNS

for the periods ended 9/30/02

	1 Year	3 Year	5 Year	10 Year	Since Inception December 1, 1988
Private Account Performance (including Class A sales charge)	–22.81%	–10.70%	3.24%	11.90%	13.05%
Private Account Performance (including Class B sales charge)	–22.40%	–9.92%	4.10%	12.53%	13.51%
Private Account Performance (including Class C sales charge)	–19.13%	–9.00%	4.42%	12.53%	13.51%
Private Account Performance (excluding the Fund's sales charges)	–18.32%	–9.00%	4.42%	12.53%	13.51%
Russell 1000 Growth Index	–22.51%	–19.57%	–4.87%	6.69%	9.90%

The performance information with respect to the discretionary private account is net of applicable investment management fees, brokerage commissions, execution costs and custodial fees, without provision for federal and state taxes, if any. Since fees, commissions, and taxes may differ for the private discretionary account and the Concentrated Growth Fund, performance data for identical periods may differ.

Performance reflects the deduction of the maximum 5.5% front-end sales charge with respect to Class A Shares and the maximum CDSC with respect to Class B Shares (5%) and Class C Shares (1%). All returns presented are time-weighted based on monthly valuations and include the reinvestment of earnings. The average annual expenses of the discretionary private account for all periods reflect the maximum applicable fee of .90%. These average annual expenses were lower than the expenses of Class A, Class B and Class C Shares of the Concentrated Growth Fund stated under ''Fund Fees and Expenses'' in the prospectus. The performance of the discretionary private account would have been lower if it had been subject to the expenses of the Class A, Class B and Class C Shares of the Concentrated Growth Fund. Furthermore the discretionary private account is not subject to the same diversification requirements, specific tax restrictions and investment limitations imposed on the Concentrated Growth Fund by the Act and Subchapter M of the Code. Consequently, the performance results of the Investment Adviser's discretionary private account could have been adversely affected if the discretionary private account had been regulated as an investment company under the federal securities laws. In addition, the securities held by the Concentrated Growth Fund will not be identical to the securities held by the discretionary private account for the periods shown above. Accordingly, the future performance of the Concentrated Growth Fund will differ from the performance of the private account.

Index

Domestic Equity Funds
Prospectus (Class A, B and C Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-526-7384.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-526-7384
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov
Goldman Sachs – http://www.gs.com (Prospectus Only)

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

EQDOMPROABC 525221

Prospectus

Institutional Shares

December 20, 2002

GOLDMAN SACHS DOMESTIC EQUITY FUNDS

- Goldman Sachs Balanced Fund
- Goldman Sachs Research Select Fund[SM]
- Goldman Sachs Capital Growth Fund
- Goldman Sachs Growth and Income Fund
- Goldman Sachs Large Cap Value Fund
- Goldman Sachs Strategic Growth Fund
- Goldman Sachs Concentrated Growth Fund
- Goldman Sachs Mid Cap Value Fund
- Goldman Sachs Growth Opportunities Fund
- Goldman Sachs Small Cap Value Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Balanced, Research Select, Growth and Income, Large Cap Value, Strategic Growth, Concentrated Growth, Mid Cap Value, Growth Opportunities and Small Cap Value Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the Capital Growth Fund. Goldman Sachs Asset Management and Goldman Sachs Funds Management, L.P. are each referred to in this Prospectus as the ''Investment Adviser.''

VALUE STYLE FUNDS

Goldman Sachs' Value Investment Philosophy:

Through intensive, hands-on research our portfolio team seeks to identify:

1. Well-positioned businesses that have:

- Attractive returns on capital.
- Sustainable earnings and cash flow.
- Strong company management focused on long-term returns to shareholders.

2. Attractive valuation opportunities where:

- The intrinsic value of the business is not reflected in the stock price.

> Business quality, conservative valuation, and thoughtful portfolio construction are the key elements of our value approach.

GROWTH STYLE FUNDS

Goldman Sachs' Growth Investment Philosophy:

1. Invest as if buying the company/business, not simply trading its stock:

- Understand the business, management, products and competition.
- Perform intensive, hands-on fundamental research.
- Seek businesses with strategic competitive advantages.
- Over the long-term, expect each company's stock price ultimately to track the growth in the value of the business.

2. ***Buy high-quality growth businesses that possess strong business franchises, favorable long-term prospects and excellent management.***

3. ***Purchase superior long-term growth companies at a favorable price—seek to purchase at a fair valuation, giving the investor the potential to fully capture returns from above-average growth rates.***

Growth companies have earnings expectations that exceed those of the stock market as a whole.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how the Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Balanced Fund

FUND FACTS

Objective:	Long-term growth of capital and current income
Benchmarks:	S&P 500® Index and Lehman Brothers Aggregate Bond Index
Investment Focus:	Large-cap U.S. equity investments and fixed-income securities
Investment Style:	Asset Allocation, with growth and value (blend) equity components

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital and current income. The Fund seeks growth of capital primarily through equity investments. The Fund seeks to provide current income through investment in fixed-income securities (bonds).

PRINCIPAL INVESTMENT STRATEGIES

Historically, stock and bond markets have often had different cycles, with one asset class rising when the other is falling. A balanced objective seeks to reduce the volatility associated with investing in a single market. There is no guarantee, however, that market cycles will move in opposition to one another or that a balanced investment program will successfully reduce volatility.

The percentage of the portfolio invested in equity and fixed-income securities will vary from time to time as the Investment Adviser evaluates such securities' relative attractiveness based on market valuations, economic growth and inflation prospects. The allocation between equity and fixed-income securities is subject to the Fund's intention to pay regular quarterly dividends. The amount of quarterly dividends can also be expected to fluctuate in accordance with factors such as prevailing interest rates and the percentage of the Fund's assets invested in fixed-income securities.

Equity Investments. The Fund invests, under normal circumstances, between 45% and 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (‘‘Total Assets’’) in equity investments. Although the Fund’s equity investments consist primarily of publicly traded U.S. securities, the Fund may invest up to 10% of its Total Assets in foreign equity investments, including issuers in countries with emerging markets or economies (‘‘emerging countries’’) and equity investments quoted in foreign currencies. A portion of the Fund’s portfolio of equity investments may be selected primarily to provide current income (including interests in real estate investment trusts (‘‘REITs’’), convertible securities, preferred stocks, utility stocks, and interests in limited partnerships).

Fixed Income Securities. The Fund invests at least 25% of its Total Assets in fixed-income senior securities. The remainder of the Fund’s assets are invested in other fixed-income securities and cash.

The Fund’s fixed-income securities primarily include:

- Securities issued by the U.S. government, its agencies, instrumentalities or sponsored enterprises
- Securities issued by corporations, banks and other issuers
- Mortgage-backed and asset-backed securities

The Fund may also invest up to 10% of its Total Assets in debt obligations (U.S. dollar and non-U.S.-dollar denominated) issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities and foreign corporations or other entities. The issuers of these securities may be located in emerging countries.

Goldman Sachs Research Select Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500® Index
Investment Focus:	A focused portfolio of U.S. equity investments that offer the potential for long-term capital appreciation
Investment Style:	Growth and Value blend

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital by investing in a focused portfolio of U.S. equity investments.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 40-50 companies that are considered by the Investment Adviser to be positioned for long-term growth or are positioned as value opportunities which, in the Investment Adviser's view, have identifiable competitive advantages and whose intrinsic value is not reflected in the stock price.

The Fund may invest in securities of any capitalization. Although the Fund will invest primarily in publicly traded U.S. securities (including securities of foreign issuers that are traded in the United States), it may invest up to 20% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

A committee of portfolio managers representing the Investment Adviser's Value and Growth investment teams will meet regularly to discuss stock selection and portfolio construction for the Fund. The Investment Adviser will rely on research generated by the portfolio managers/analysts that comprise the Investment Adviser's Value and Growth investment teams.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Capital Growth Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments that offer long-term capital appreciation potential
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to have long-term capital appreciation potential. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Growth and Income Fund

FUND FACTS

Objective:	Long-term growth of capital and growth of income
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments with an emphasis on undervalued stocks
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and growth of income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments that the Investment Adviser considers to have favorable prospects for capital appreciation and/or dividend-paying ability. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may also invest up to 35% of its Total Assets in fixed-income securities, such as government, corporate and bank debt obligations, that offer the potential to further the Fund's investment objective.

Goldman Sachs Large Cap Value Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	Russell 1000® Value Index
Investment Focus:	Large-cap U.S. equity investments that are believed to be undervalued
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation and dividend income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 1000® Value Index is currently between $183 million and $227 billion. The Fund seeks its investment objective by investing in value opportunities that the Investment Adviser defines as companies with identifiable competitive advantages whose intrinsic value is not reflected in the stock price. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities quoted in foreign currencies.

Other. The Fund may invest up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Strategic Growth Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	Russell® 1000 Growth Index
Investment Focus:	Large-cap U.S. equity investments that are considered to be strategically positioned for consistent long-term growth
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to be strategically positioned for consistent long-term growth. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Concentrated Growth Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell® 1000 Growth Index
Investment Focus:	Concentrated portfolio of U.S. equity investments that offer long-term capital growth potential
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 30-45 companies that are considered by the Investment Adviser to be positioned for long-term growth.

The Fund may invest in securities of companies of any capitalization. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest up to 10% of its Total Assets in fixed-income securities, such as government, corporate and bank debt obligations.

The Concentrated Growth Fund is ''non-diversified'' under the Investment Company Act of 1940, and may invest a large percentage of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the Concentrated Growth Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Goldman Sachs Mid Cap Value Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	Russell Midcap® Value Index
Investment Focus:	Mid-cap U.S. equity investments that are believed to be undervalued or undiscovered by the marketplace
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell Midcap® Value Index is currently between $183 million and $10.7 billion. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap® Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Growth Opportunities Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell Midcap® Growth
Investment Focus:	U.S. equity investments that offer long-term capital appreciation potential with a primary focus on mid-cap companies
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments with a primary focus on mid-cap companies. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to be strategically positioned for long-term growth. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Small Cap Value Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	Russell 2000® Value Index
Investment Focus:	Small-cap U.S. equity investments that are believed to be undervalued or undiscovered by the marketplace
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 2000® Value Index is currently between $9.7 million and $1.8 billion. Under normal circumstances, the Fund's investment horizon for ownership of stocks will be two to three years. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market capitalizations outside the range of companies constituting the Russell 2000® Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

[This page intentionally left blank]

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Investment Practices				
Borrowings	*33⅓*	*33⅓*	*33⅓*	*33⅓*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps*	15	—	—	—
Cross Hedging of Currencies	•	•	•	•
Custodial Receipts and Trust Certificates	•	•	•	•
Equity Swaps*	15	15	15	15
Foreign Currency Transactions**	•[1]	•	•	•
Futures Contracts and Options on Futures Contracts	•	•	•	•
Interest Rate Caps, Floors and Collars	•	—	—	—
Investment Company Securities (including iShares℠ and Standard & Poor's Depositary Receipts™)	*10*	*10*	*10*	*10*
Loan Participations	•	—	—	—
Mortgage Dollar Rolls	•	—	—	—
Options on Foreign Currencies[2]	•	•	•	•
Options on Securities and Securities Indices[3]	•	•	•	•
Repurchase Agreements	•	•	•	•
Reverse Repurchase Agreements (for investment purposes)	•	—	—	—
Securities Lending	*33⅓*	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	25	25	25	25
Unseasoned Companies	•	•	•	•
Warrants and Stock Purchase Rights	•	•	•	•
When-Issued Securities and Forward Commitments	•	•	•	•

** Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
*** Limited by the amount the Fund invests in foreign securities.*
[1] The Balanced Fund may also enter into forward foreign currency exchange contracts to seek to increase total return.
[2] The Funds may purchase and sell call and put options.
[3] The Funds may sell covered call and put options and purchase call and put options.

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
33⅓	*33⅓*	*33⅓*	*33⅓*	*33⅓*	*33⅓*
—	—	—	—	—	—
•	•	•	•	•	•
•	•	•	•	•	•
15	15	15	15	15	15
•	•	•	•	•	•
•	•	•	•	•	•
—	—	—	—	—	—
10	*10*	*10*	*10*	*10*	*10*
—	—	—	—	—	—
—	—	—	—	—	—
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
—	—	—	—	—	—
33⅓	*33⅓*	*33⅓*	*33⅓*	*33⅓*	*33⅓*
25	25	25	25	25	25
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Investment Securities				
American, European and Global Depositary Receipts	•	•	•	•
Asset-Backed and Mortgage-Backed Securities[4]	•	—	•	•
Bank Obligations[4]	•	•	•	•
Convertible Securities[5]	•	•	•	•
Corporate Debt Obligations[4]	•	•	•	•
Equity Investments	*45-65*	80+	*90+*	*65+*
Emerging Country Securities	*10*[6]	20[6]	*10*[6]	*25*[6]
Fixed-Income Securities[7]	*35-45*[8]	20	•	*35*
Foreign Securities	*10*[6]	20[6]	*10*[6]	*25*[6]
Foreign Government Securities[4]	•	—	—	—
Municipal Securities	•	—	—	—
Non-Investment Grade Fixed-Income Securities	*10*[11]	*10*[12]	*10*[12]	*10*[12]
Real Estate Investment Trusts *(''REITs'')*	•	•	•	•
Stripped Mortgage Backed Securities[4]	•	—	—	—
Structured Securities*	•	•	•	•
Temporary Investments	*100*	*100*	*100*	*100*
U.S. Government Securities[4]	•	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	•	—	—	—

** Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[4] Limited by the amount the Fund invests in fixed-income securities.
[5] Convertible securities purchased by the Balanced Fund must be B or higher by Standard & Poor's Rating Group (''Standard & Poor's'') or Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO''). The Research Select Fund has no minimum rating criteria. All other Funds use the same rating criteria for convertible and non-convertible debt securities.
[6] The Balanced, Capital Growth, Growth and Income, Strategic Growth, Concentrated Growth and Growth Opportunities Funds may invest in the aggregate up to 10%, 10%, 25%, 10%, 10% and 10%, respectively, of their Total Assets in foreign securities, including emerging country securities. The Research Select, Mid Cap Value and Small Cap Value Funds may invest in the aggregate up to 20%, 25% and 25%, respectively, of their Net Assets in foreign securities, including emerging country securities.
[7] Except as noted under ''Convertible Securities'' and ''Non-Investment Grade Fixed-Income Securities,'' fixed-income securities must be investment grade (i.e., BBB or higher by Standard & Poor's, Baa or higher by Moody's or have a comparable rating by another NRSRO).
[8] The Balanced Fund invests at least 25% of its Total Assets in fixed-income senior securities; the remainder may be invested in other fixed-income securities and cash.
[9] The Mid Cap Value Fund may invest in the aggregate up to 20% of its Net Assets in: (1) securities of companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap Value Index at the time of investment; and (2) fixed-income securities.
[10] The Small Cap Value Fund may invest in the aggregate up to 20% of its Net Assets in: (1) securities of companies with public stock market capitalizations outside the range of companies constituting the Russell 2000® Value Index at the time of investment; and (2) fixed-income securities.

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
80+	*90+*	*90+*	80+	*90+*	80+
—	*10*[6]	*10*[6]	25[6]	*10*[6]	25[6]
20	•	*10*	20[9]	•	20[10]
25	*10*[6]	*10*[6]	25[6]	*10*[6]	25[6]
—	—	—	—	—	—
—	—	—	—	—	—
10[12]	*10*[12]	—	*10*[13]	*10*[12]	20[12]
•	•	•	•	•	•
—	—	—	—	—	—
•	•	•	•	•	•
100	*100*	*100*	*100*	*100*	*100*
•	•	•	•	•	•
—	—	—	—	—	—

[11] *Must be at least BB or B by Standard & Poor's, Ba or B by Moody's or have a comparable rating by another NRSRO at the time of investment.*
[12] *May be BB or lower by Standard & Poor's, Ba or lower by Moody's or have a comparable rating by another NRSRO at the time of investment.*
[13] *Must be B or higher by Standard & Poor's, B or higher by Moody's or have a comparable rating by another NRSRO at the time of investment.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Credit/Default	•	•	•	•
Foreign	•	•	•	•
Emerging Countries	•	•	•	•
Stock	•	•	•	•
Derivatives	•	•	•	•
Interest Rate	•	•	•	•
Management	•	•	•	•
Market	•	•	•	•
Liquidity	•	•	•	•
Investment Style Risk	•	•	•	•
Mid Cap/Small Cap	—	•	—	—
Initial Public Offering (''IPO'')	—	•	—	—
Non-Diversification Risk	—	—	—	—

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
—	—	•	•	—	•
•	•	•	—	—	•
—	—	•	—	—	—

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.
- ***Emerging Countries Risk***—The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.

- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').
- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments

in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.

- ***Non-diversification Risk***—The Concentrated Growth Fund is not diversified, which means it may invest a larger percentage of its assets in fewer issuers than a ''diversified'' mutual fund. Under normal circumstances, the Fund intends to invest in approximately 30-45 companies. As a result of the relatively small number of issuers in which the Fund generally invests, it may be subject to greater risks than a more diversified fund. A change in the value of any single investment held by the Fund may affect the overall value of the Fund more than it would affect a diversified mutual fund that holds more investments. In particular, the Fund may be more susceptible to adverse developments affecting any single issuer in the Fund and may be susceptible to greater losses because of these developments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Institutional Shares from year to year; and (b) how the average annual total returns of a Fund's Institutional Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. The Concentrated Growth Fund commenced operations on September 3, 2002. Since this Fund has less than one calendar year's performance, no performance is provided in this section.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Institutional Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Institutional Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Institutional Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Institutional Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes

Balanced Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –14.88%.
Best Quarter*
Q4 '99 +8.29%
Worst Quarter*
Q3 '98 –8.69%
3.90%
9.31%
-0.03%
-3.11%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 8/15/97)		
Returns Before Taxes	–3.11%	2.64%
Returns After Taxes on Distributions**	–4.27%	0.58%
Returns After Taxes on Distributions and Sale of Fund Shares**	–1.91%	1.21%
S&P 500® Index***	–11.88%	6.47%
Lehman Brothers Aggregate Bond Index****	8.44%	7.34%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Aggregate Bond Index is an unmanaged index of bond prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Research Select Fund

TOTAL RETURN

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –35.09%.

Best Quarter*
Q4 '01 +13.43%

Worst Quarter*
Q3 '01 –23.23%

CALENDAR YEAR


-25.50%
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 6/19/00)		
Returns Before Taxes	–25.50%	–20.64%
Returns After Taxes on Distributions**	–25.50%	–20.64%
Returns After Taxes on Distributions and Sale of Fund Shares**	–15.53%	–16.29%
S&P 500 Index***	–11.88%	–14.38%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

During the period presented, under normal circumstances, the Fund purchased only equity securities that were included in the Goldman Sachs Global Investment Research Division's U.S. Select List. Certain changes to the Fund's portfolio management team and principal investment strategies became effective on September 23, 2002, and the Fund no longer invests in the U.S. Select List which has been discontinued.

Capital Growth Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –30.23%.
Best Quarter*
Q4 '98 +24.46%
Worst Quarter*
Q3 '01 –16.47%
34.34%
27.75%
-7.34%
-14.88%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 8/15/97)		
Returns Before Taxes	–14.88%	8.80%
Returns After Taxes on Distributions**	–14.91%	6.66%
Returns After Taxes on Distributions and Sale of Fund Shares**	–9.04%	6.69%
S&P 500® Index***	–11.88%	6.47%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses, or taxes.*

Growth and Income Fund

TOTAL RETURN

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –17.24%.

Best Quarter*
Q2 '97 +15.24%

Worst Quarter*
Q3 '98 –16.86%

CALENDAR YEAR


28.44%
-4.98%
6.23%
-5.87%
-9.49%
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Institutional Shares (Inception 6/3/96)			
Returns Before Taxes	–9.49%	2.00%	4.51%
Returns After Taxes on Distributions**	–9.49%	0.83%	2.80%
Returns After Taxes on Distributions and Sale of Fund Shares**	–5.78%	1.25%	3.02%
S&P 500® Index***	–11.88%	10.69%	11.79%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses, or taxes.*

Large Cap Value Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –17.87%.
Best Quarter*
Q3 '00 +8.66%
Worst Quarter*
Q3 '01 –9.47%
10.38%
-5.00%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 12/15/99)		
Returns Before Taxes	–5.00%	2.36%
Returns After Taxes on Distributions**	–5.22%	2.10%
Returns After Taxes on Distributions and Sale of Fund Shares**	–3.05%	1.76%
Russell 1000® Value Index***	–5.59%	1.44%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Value Index is an unmanaged market capitalization weighted index of the 1000 largest ranking U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Strategic Growth Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –32.70%.
Best Quarter*
Q4 '01 +11.65%
Worst Quarter*
Q3 '01 –18.14%
-7.03%
-15.71%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 5/24/99)		
Returns Before Taxes	–15.71%	–2.24%
Returns After Taxes on Distributions**	–15.71%	–2.24%
Returns After Taxes on Distributions and Sale of Fund Shares**	–9.56%	–1.78%
Russell 1000® Growth Index***	–20.42%	–9.16%
S&P 500® Index****	–11.88%	–4.55%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Growth Index, an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values, has replaced the S&P 500® Index as the Fund's performance benchmark. The Russell 1000® Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses, or taxes.*

Mid Cap Value Fund

TOTAL RETURN

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –7.97%.

Best Quarter*
Q2 ’99 +21.23%

Worst Quarter*
Q3 ’98 –20.78%

CALENDAR YEAR



21.34%
36.04%
-5.43%
-0.24%
32.00%
12.38%
1996
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Institutional Shares (Inception 8/1/95)			
Returns Before Taxes	12.38%	13.75%	14.80%
Returns After Taxes on Distributions**	11.43%	11.54%	12.58%
Returns After Taxes on Distributions and Sale of Fund Shares**	8.04%	10.40%	11.37%
Russell Midcap® Value Index***	2.32%	11.46%	13.50%

Please note that ‘‘Best Quarter’’ and ‘‘Worst Quarter’’ figures are applicable only to the time period covered by the bar chart.

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Growth Opportunities Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –33.18%.
Best Quarter*
Q4 '01 +24.33%
Worst Quarter*
Q3 '01 –22.27%
26.38%
5.37%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 5/24/99)		
Returns Before Taxes	5.37%	31.85%
Returns After Taxes on Distributions**	5.37%	30.93%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.27%	25.97%
Russell Midcap® Growth Index***	–20.15%	0.05%
S&P Midcap 400 Index****	–0.61%	10.40%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *Russell Midcap® Growth Index, an unmanaged index that measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values, has replaced the S&P Midcap 400 Index as the Fund's performance benchmark. The Russell Midcap® Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The stocks are also members of the Russell 1000 Growth Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The S&P Midcap 400 Index is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Small Cap Value Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –10.50%.
Best Quarter*
Q2 ’99 +30.23%
Worst Quarter*
Q3 ’98 –32.16%
-16.56%
-1.74%
32.46%
21.16%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 8/15/97)		
Returns Before Taxes	21.16%	8.28%
Returns After Taxes on Distributions**	20.86%	6.96%
Returns After Taxes on Distributions and Sale of Fund Shares**	12.88%	6.08%
Russell 2000® Value Index***	14.02%	8.45%

* *Please note that ‘‘Best Quarter’’ and ‘‘Worst Quarter’’ figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 2000® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell 2,000 companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

[This page intentionally left blank]

Fund Fees and Expenses (Institutional Shares)

This table describes the fees and expenses that you would pay if you buy and hold Institutional Shares of a Fund.

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Shareholder Fees **(fees paid directly from your investment):**				
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	None	None	None	None
Exchange Fees	None	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]				
Management Fees[2]	0.65%	1.00%	1.00%	0.70%
Distribution and Service (12b-1) Fees	None	None	None	None
Other Expenses[3]	0.33%	0.14%	0.07%	0.12%
Total Fund Operating Expenses*	0.98%	1.14%	1.07%	0.82%

See page 38 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):				
Management Fees[2]	*0.65%*	*1.00%*	*0.95%*	*0.70%*
Distribution and Service (12b-1) Fees	*None*	*None*	*None*	*None*
Other Expenses[3]	*0.10%*	*0.10%*	*0.04%*	*0.09%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*0.75%*	*1.10%*	*0.99%*	*0.79%*

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
0.75%	1.00%	1.00%	0.75%	1.00%	1.00%
None	None	None	None	None	None
0.17%	0.23%	0.59%	0.12%	0.11%	0.13%
0.92%	1.23%	1.59%	0.87%	1.11%	1.13%

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
0.75%	*1.00%*	*1.00%*	*0.75%*	*1.00%*	*1.00%*
None	*None*	*None*	*None*	*None*	*None*
0.10%	*0.04%*	*0.08%*	*0.12%*	*0.11%*	*0.10%*
0.85%	*1.04%*	*1.08%*	*0.87%*	*1.11%*	*1.10%*

Fund Fees and Expenses continued

[1] The Concentrated Growth Fund's annual operating expenses have been estimated for the current fiscal year. The annual operating expenses for all other Funds are based on actual expenses.

[2] The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the Capital Growth Fund equal to 0.05% of the Fund's average daily net assets. As a result of fee waivers, the current management fee of the Capital Growth Fund is 0.95% of the Fund's average daily net assets. The waiver may be terminated at any time at the option of the Investment Adviser.

[3] ''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Institutional Shares plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:

Fund	Other Expenses
Balanced	*0.06%*
Research Select	*0.06%*
Capital Growth	*0.00%*
Growth and Income	*0.05%*
Large Cap Value	*0.06%*
Strategic Growth	*0.00%*
Concentrated Growth	*0.04%*
Mid Cap Value	*0.10%*
Growth Opportunities	*0.11%*
Small Cap Value	*0.06%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Institutional Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Balanced	$100	$312	$542	$1,201
Research Select	$116	$362	$628	$1,386
Capital Growth	$109	$340	$590	$1,306
Growth and Income	$ 84	$262	$455	$1,014
Large Cap Value	$ 94	$293	$509	$1,131
Strategic Growth	$125	$390	$676	$1,489
Concentrated Growth	$162	$502	N/A	N/A
Mid Cap Value	$ 89	$278	$482	$1,073
Growth Opportunities	$113	$353	$612	$1,352
Small Cap Value	$115	$359	$622	$1,375

Institutions that invest in Institutional Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain institutions that invest in Institutional Shares may receive other compensation in connection with the sale and distribution of Institutional Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	Balanced Research Select Growth and Income Large Cap Value Strategic Growth Concentrated Growth Mid Cap Value Growth Opportunities Small Cap Value
Goldman Sachs Funds Management, L.P. (''GSFM'') 32 Old Slip New York, New York 10005	Capital Growth

GSAM and GSFM are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSFM, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
Balanced	0.65%	0.65%
Research Select	1.00%	1.00%
Growth and Income	0.70%	0.70%
Large Cap Value	0.75%	0.75%
Strategic Growth	1.00%	1.00%
Concentrated Growth	1.00%	—
Mid Cap Value	0.75%	0.75%
Growth Opportunities	1.00%	1.00%
Small Cap Value	1.00%	1.00%
GSFM:		
Capital Growth	1.00%	0.99%*

* *Effective May 1, 2002, the Investment Adviser implemented a voluntary fee waiver equal to 0.05% of the Fund's average daily net assets.*

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Value Investment Team

- Fourteen portfolio managers/analysts with over 150 years of combined financial experience comprise the Investment Adviser's value investment team
- The team is organized by industry in order to deliver depth and breadth of research expertise
- Portfolio decision makers are actively conducting the research, which brings intensity and focus to the Value team process

Value Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Dolores Bamford Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Ms. Bamford joined the Investment Adviser as a portfolio manager for the Value team in April 2002. Prior to that, she was a portfolio manager at Putnam Investments for various products since 1991.
David L. Berdon Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value	Since 2002 2002 2002 2002 2002	Mr. Berdon joined the Investment Adviser as a research analyst in March 2001 and became a portfolio manager in October 2002. From September 1999 to March 2001, he was a Vice President for Business Development and Strategic Alliances at Soliloquy Inc. From September 1997 to September 1999, he was a principal consultant at Diamond Technology partners.
Andrew Braun Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Mr. Braun joined the Investment Adviser as a mutual fund product development analyst in July 1993. From January 1997 to April 2001, he was a research analyst on the Value team and he became a portfolio manager in May 2001.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Scott Carroll Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Mr. Carroll joined the Investment Adviser as a portfolio manager for the Value team in May 2002. From 1996 to 2002, he worked at Van Kampen Funds where he had portfolio management and analyst responsibilities for Growth and Income and Equity Income funds.
Sally Pope Davis Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Ms. Davis joined the Investment Adviser as a portfolio manager in August 2001. From December 1999 to July 2001, she was a relationship manager in Private Wealth Management at Goldman Sachs. From August 1989 to November 1999, she was a bank analyst in the Goldman Sachs Investment Research Department.
Stacey Ann DeMatteis Vice President	Client Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Ms. DeMatteis joined the Investment Adviser as a product-marketing analyst in September 1993. From December 1997 to April 2000, she was a relationship manager in Broker-Dealer sales. In May 2000, she became a client portfolio manager on the Value Team.
J. Kelly Flynn Vice President	Portfolio Manager— Small Cap Value	Since 2002	Mr. Flynn joined the Investment Adviser as a portfolio manager in April 2002. From 1999 to 2002, he was a portfolio manager for Small Cap/SMID Cap Value products at Lazard Asset Management. From 1997 to 1999, he was a small cap value portfolio manager at 1838 Investment Advisors.
Sean Gallagher Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Mr. Gallagher joined the Investment Adviser as a research analyst in May 2000. He became a portfolio manager in December 2001. From October 1993 to May 2000, he was a research analyst at Merrill Lynch Asset Management.
James Otness Managing Director	Portfolio Manager— Mid Cap Value Small Cap Value	Since 2000 2000	Mr. Otness joined the Investment Adviser as a portfolio manager in May 2000. From 1998 to 2000, he headed Dolphin Asset Management. From 1970 to 1998, he worked at J.P. Morgan, most recently as a managing director and portfolio manager responsible for small-cap institutional equity investments.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Lisa Parisi Vice President	Portfolio Manager— Mid Cap Value Small Cap Value Research Select Balanced (Equity) Growth and Income Large Cap Value	Since 2001 2001 2002 2002 2002 2002	Ms. Parisi joined the Investment Adviser as a portfolio manager in August 2001. From December 2000 to August 2001, she was a portfolio manager at John A. Levin & Co. From March 1995 to December 2000, she was a portfolio manager and managing director at Valenzuela Capital.
Eileen Rominger Managing Director Chief Investment Officer	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 1999 1999 1999 1999 2002	Ms. Rominger joined the Investment Adviser as a portfolio manager and Chief Investment Officer of the Value team in August 1999. From 1981 to 1999, she worked at Oppenheimer Capital, most recently as a senior portfolio manager.

Growth Investment Team

- 21-year consistent investment style applied through diverse and complete market cycles
- More than $18 billion in equities currently under management
- More than 300 client account relationships
- A portfolio management and analytical team with more than 250 years combined investment experience

Growth Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Steven M. Barry Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Growth Opportunities Balanced (Equity) Capital Growth Strategic Growth Research Select Concentrated Growth	Since 1999 2000 2000 2000 2002 2002	Mr. Barry joined the Investment Adviser as a portfolio manager in 1999. From 1988 to 1999, he was a portfolio manager at Alliance Capital Management.
Kenneth T. Berents Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager— Balanced (Equity) Capital Growth Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 2000 2000 2000 2000 2002 2002	Mr. Berents joined the Investment Adviser as a portfolio manager in 2000. From 1992 to 1999, he was Director of Research and head of the Investment Committee at Wheat First Union.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Herbert E. Ehlers Managing Director Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Ehlers joined the Investment Adviser as a senior portfolio manager and Chief Investment Officer of the Growth team in 1997. From 1981 to 1997, he was the Chief Investment Officer and Chairman of Liberty and its predecessor firm, Eagle.
Gregory H. Ekizian Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Ekizian joined the Investment Adviser as portfolio manager and Co-Chair of the Growth Investment Committee in 1997. From 1990 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.
Scott Kolar Vice President	Portfolio Manager— Growth Opportunities Capital Growth Balanced (Equity) Strategic Growth Research Select Concentrated Growth	Since 1999 2000 2000 2000 2002 2002	Mr. Kolar joined the Investment Adviser as an equity analyst in 1997 and became a portfolio manager in 1999. From 1994 to 1997, he was an equity analyst and information systems specialist at Liberty.
Andrew F. Pyne Managing Director	Senior Portfolio Manager— Balanced (Equity) Capital Growth Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 2001 2001 2001 2001 2002 2002	Mr. Pyne joined the Investment Adviser as a product manager in 1997. He became a portfolio manager in August 2001. From 1992 to 1997, he was a product manager at Van Kampen Investments.
Ernest C. Segundo, Jr. Vice President Co-Chairman Investment Committee	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Segundo joined the Investment Adviser as a portfolio manager in 1997. From 1992 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.
Mark Shattan Vice President	Portfolio Manager— Research Select Capital Growth Strategic Growth Concentrated Growth Growth Opportunities	Since 2002 2002 2002 2002 2002	Mr. Shattan joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2002. From 1997 to 1999 he was an equity research analyst at Salomon Smith Barney.
David G. Shell Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Shell joined the Investment Adviser as a portfolio manager in 1997. From 1987 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.

Fixed-Income Investment Team

- The fixed-income investment team is comprised of a deep team of sector specialists
- The team strives to maximize risk-adjusted returns by de-emphasizing interest rate anticipation and focusing on security selection and sector allocation
- The team manages approximately $84 billion in fixed-income assets for retail, institutional and high net worth clients

---

Fixed-Income Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Jonathan A. Beinner Chief Investment Officer, Fixed-Income Portfolio Management	Senior Portfolio Manager—Balanced (Fixed-Income)	Since 1994	Mr. Beinner joined the Investment Adviser in 1990 as a portfolio manager.
James B. Clark Managing Director Co-Head U.S. Fixed-Income	Portfolio Manager—Balanced (Fixed-Income)	Since 1994	Mr. Clark joined the Investment Adviser in 1994 as a portfolio manager after working as an investment manager in the mortgage-backed securities group at Travelers Insurance Company.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the

same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
Balanced	Quarterly	Annually
Research Select	Annually	Annually
Capital Growth	Annually	Annually
Growth and Income	Quarterly	Annually
Large Cap Value	Annually	Annually
Strategic Growth	Annually	Annually
Concentrated Growth	Annually	Annually
Mid Cap Value	Annually	Annually
Growth Opportunities	Annually	Annually
Small Cap Value	Annually	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Institutional Shares.

HOW TO BUY SHARES

How Can I Purchase Institutional Shares Of The Funds?

You may purchase Institutional Shares on any business day at their NAV next determined after receipt of an order. No sales load is charged. You should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds— (Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application attached to this Prospectus. Purchases of Institutional Shares must be settled within three business days of receipt of a complete purchase order.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and

the order will be priced at the Fund's NAV next determined after such acceptance.
- Authorized institutions and intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary to learn whether it is authorized to accept orders for the Trust.

These institutions may receive payments from the Funds or Goldman Sachs for the services provided by them with respect to the Funds' Institutional Shares. These payments may be in addition to other payments borne by the Funds.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to certain institutions and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Institutional Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Institutional Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Type of Investor	Minimum Investment
■ Banks, trust companies or other depository institutions investing for their own account or on behalf of clients ■ Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations ■ State, county, city or any instrumentality, department, authority or agency thereof ■ Corporations with at least $100 million in assets or in outstanding publicly traded securities ■ ''Wrap'' account sponsors (provided they have an agreement covering the arrangement with GSAM) ■ Registered investment advisers investing for accounts for which they receive asset-based fees	$1,000,000 in Institutional Shares of a Fund alone or in combination with other assets under the management of GSAM and its affiliates
■ Individual investors ■ Qualified non-profit organizations, charitable trusts, foundations and endowments ■ Accounts over which GSAM or its advisory affiliates have investment discretion	$10,000,000

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates or for other investors at the discretion of the Trust's officers. No minimum amount is required for subsequent investments.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment amounts.
- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Institutional Shares of a Fund is evident, or if purchases, sales or exchanges are,

or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Institutional Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.
- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Institutional Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its Institutional Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Mail your request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?''

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the account application to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect in writing to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below $50 as a result of earlier redemptions. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Institutional Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Institutional Shares of a Fund at NAV for Institutional Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be

subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types of Reports Will I Be Sent Regarding Investments In Institutional Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. You will also be provided with a printed confirmation for each transaction in your account and a monthly account statement. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2002 and 2003, this withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to

investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund

may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There

may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are

quoted in U.S. dollars. Similarly, EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may

not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an

example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. The Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and

may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objectives and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk

characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are

not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may

also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options

entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net asset. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment

pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares℠, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate

share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares℠.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher

or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a

third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ''credit enhancement.'' However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-backed securities also include stripped mortgage-backed securities (''SMBS''), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Mortgage Dollar Rolls. Certain Funds may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the

Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Yield Curve Options. Certain Funds may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of an underlying security remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Reverse Repurchase Agreements. Certain Funds may enter into reverse repurchase agreements. Reverse repurchase agreements involve the sale of securities held by a Fund subject to the Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the Investment Adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by a Fund decline in value while these transactions are outstanding, the NAV of the Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by a Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by a Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.

Municipal Securities. Certain Funds may invest in securities and instruments issued by state and local government issuers. Municipal securities in which a Fund may invest consist of bonds, notes, commercial paper and other instruments (including participating interests in such securities) issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. Such securities may pay fixed, variable or floating rates of interest. Municipal securities are often issued

to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which municipal securities may be issued include refunding outstanding obligations, obtaining funds for general operating expenses, and obtaining funds to lend to other public institutions and facilities. Municipal securities in which a Fund may invest include private activity bonds, municipal leases, certificates of participation, pre-funded municipal securities and auction rate securities. Dividends paid by the Funds based on investments in municipal securities will be taxable.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. Certain Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of

a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Certain Funds may enter into the transactions described above for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market value, interest rates and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if these investment techniques were not used.

Loan Participations. Certain Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. A Fund may only invest in loans to issuers in whose obligations it may otherwise invest. Loan participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When a Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Fund lacks direct recourse, it will look to the agent bank to enforce appropriate credit remedies against the borrower. In these cases, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Fund may be regarded as a creditor of the agent bank (rather than of the underlying corporate borrower), so that the Fund may also be subject to the risk that the agent bank may become insolvent.

Inverse Floaters. Certain Funds may invest in inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request). The information for all periods prior to the period ended August 31, 2000 has been audited by the Funds' previous independent accountants.

BALANCED FUND

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$18.34	$0.47[ce]	$(2.03)[e]	$(1.56)
2002 - Class B Shares	18.21	0.33[ce]	(2.01)[e]	(1.68)
2002 - Class C Shares	18.19	0.33[ce]	(2.00)[e]	(1.67)
2002 - Institutional Shares	18.38	0.54[ce]	(2.04)[e]	(1.50)
2002 - Service Shares	18.35	0.44[ce]	(2.02)[e]	(1.58)
2001 - Class A Shares	21.42	0.54[c]	(2.62)	(2.08)
2001 - Class B Shares	21.27	0.39[c]	(2.60)	(2.21)
2001 - Class C Shares	21.25	0.39[c]	(2.60)	(2.21)
2001 - Institutional Shares	21.46	0.62[c]	(2.62)	(2.00)
2001 - Service Shares	21.41	0.55[c]	(2.65)	(2.10)
2000 - Class A Shares	20.38	0.60[c]	1.75	2.35
2000 - Class B Shares	20.26	0.45[c]	1.73	2.18
2000 - Class C Shares	20.23	0.45[c]	1.74	2.19
2000 - Institutional Shares	20.39	0.71[c]	1.75	2.46
2000 - Service Shares	20.37	0.59[c]	1.74	2.33
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	20.48	0.32	(0.19)	0.13
1999 - Class B Shares	20.37	0.22	(0.18)	0.04
1999 - Class C Shares	20.34	0.23	(0.19)	0.04
1999 - Institutional Shares	20.48	0.53	(0.35)	0.18
1999 - Service Shares	20.47	1.22	(1.14)	0.08
For The Years Ended January 31,				
1999 - Class A Shares	20.29	0.58	0.20	0.78
1999 - Class B Shares	20.20	0.41	0.21	0.62
1999 - Class C Shares	20.17	0.41	0.21	0.62
1999 - Institutional Shares	20.29	0.64	0.20	0.84
1999 - Service Shares	20.28	0.53	0.21	0.74
1998 - Class A Shares	18.78	0.57	2.66	3.23
1998 - Class B Shares	18.73	0.50	2.57	3.07
1998 - Class C Shares (commenced August 15, 1997)	21.10	0.25	0.24	0.49
1998 - Institutional Shares (commenced August 15, 1997)	21.18	0.26	0.32	0.58
1998 - Service Shares (commenced August 15, 1997)	21.18	0.22	0.32	0.54

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.50)	$ —	$ —	$(0.50)	$16.28	(8.67)%	$100,541	1.16%
(0.37)	—	—	(0.37)	16.16	(9.38)	23,871	1.91
(0.37)	—	—	(0.37)	16.15	(9.34)	5,377	1.91
(0.57)	—	—	(0.57)	16.31	(8.33)	2,157	0.76
(0.47)	—	—	(0.47)	16.30	(8.79)	10	1.26
(0.74)	—	(0.26)	(1.00)	18.34	(9.95)	109,350	1.15
(0.59)	—	(0.26)	(0.85)	18.21	(10.62)	28,316	1.90
(0.59)	—	(0.26)	(0.85)	18.19	(10.63)	7,113	1.90
(0.82)	—	(0.26)	(1.08)	18.38	(9.56)	2,379	0.75
(0.70)	—	(0.26)	(0.96)	18.35	(10.06)	16	1.25
(0.50)	—	(0.81)	(1.31)	21.42	12.00	135,632	1.12
(0.36)	—	(0.81)	(1.17)	21.27	11.17	33,759	1.87
(0.36)	—	(0.81)	(1.17)	21.25	11.23	8,658	1.87
(0.58)	—	(0.81)	(1.39)	21.46	12.59	2,509	0.72
(0.48)	—	(0.81)	(1.29)	21.41	11.89	17	1.22
(0.23)	—	—	(0.23)	20.38	0.62	169,395	1.10[b]
(0.15)	—	—	(0.15)	20.26	0.20	40,515	1.85[b]
(0.15)	—	—	(0.15)	20.23	0.18	11,284	1.85[b]
(0.27)	—	—	(0.27)	20.39	0.86	2,361	0.70[b]
(0.18)	—	—	(0.18)	20.37	0.39	15	1.20[b]
(0.59)	—	—	(0.59)	20.48	3.94	192,453	1.04
(0.45)	—	—	(0.45)	20.37	3.15	43,926	1.80
(0.45)	—	—	(0.45)	20.34	3.14	14,286	1.80
(0.65)	—	—	(0.65)	20.48	4.25	8,010	0.73
(0.55)	—	—	(0.55)	20.47	3.80	490	1.23
(0.56)	—	(1.16)	(1.72)	20.29	17.54	163,636	1.00
(0.42)	(0.02)	(1.16)	(1.60)	20.20	16.71	23,639	1.76[b]
(0.22)	(0.04)	(1.16)	(1.42)	20.17	2.49	8,850	1.77[b]
(0.23)	(0.08)	(1.16)	(1.47)	20.29	2.93	8,367	0.76[b]
(0.22)	(0.06)	(1.16)	(1.44)	20.28	2.66	16	1.26[b]

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For The Years Ended August 31,				
2002 - Class A Shares	2.61%[e]	1.38%	2.39%[e]	169%
2002 - Class B Shares	1.86[e]	2.13	1.64[e]	169
2002 - Class C Shares	1.86[e]	2.13	1.64[e]	169
2002 - Institutional Shares	3.01[e]	0.98	2.79[e]	169
2002 - Service Shares	2.49[e]	1.48	2.27[e]	169
2001 - Class A Shares	2.78	1.34	2.59	187
2001 - Class B Shares	2.03	2.09	1.84	187
2001 - Class C Shares	2.03	2.09	1.84	187
2001 - Institutional Shares	3.18	0.94	2.99	187
2001 - Service Shares	2.84	1.44	2.65	187
2000 - Class A Shares	2.94	1.29	2.77	154
2000 - Class B Shares	2.19	2.04	2.02	154
2000 - Class C Shares	2.19	2.04	2.02	154
2000 - Institutional Shares	3.46	0.89	3.29	154
2000 - Service Shares	2.86	1.39	2.69	154
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	2.58[b]	1.32[b]	2.36[b]	90
1999 - Class B Shares	1.83[b]	2.07[b]	1.61[b]	90
1999 - Class C Shares	1.84[b]	2.07[b]	1.62[b]	90
1999 - Institutional Shares	2.96[b]	0.92[b]	2.74[b]	90
1999 - Service Shares	2.46[b]	1.42[b]	2.24[b]	90
For The Years Ended January 31,				
1999 - Class A Shares	2.90	1.45	2.49	175
1999 - Class B Shares	2.16	2.02	1.94	175
1999 - Class C Shares	2.17	2.02	1.95	175
1999 - Institutional Shares	3.22	0.95	3.00	175
1999 - Service Shares	2.77	1.45	2.55	175
1998 - Class A Shares	2.94	1.57	2.37	190
1998 - Class B Shares	2.14	2.07	1.83	190
1998 - Class C Shares (commenced August 15, 1997)	2.13[b]	2.08[b]	1.82[b]	190
1998 - Institutional Shares (commenced August 15, 1997)	3.13[b]	1.07[b]	2.82[b]	190
1998 - Service Shares (commenced August 15, 1997)	2.58[b]	1.57[b]	2.27[b]	190

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment loss[C]	Net realized and unrealized gain (loss)	Total from investment operations
For the Year Ended August 31,				
2002 - Class A Shares	$ 7.07	$(0.04)	$(2.04)	$(2.08)
2002 - Class B Shares	7.01	(0.08)	(2.03)	(2.11)
2002 - Class C Shares	7.02	(0.08)	(2.03)	(2.11)
2002 - Institutional Shares	7.11	(0.01)	(2.07)	(2.08)
2002 - Service Shares	7.07	(0.04)	(2.05)	(2.09)
For the Year Ended August 31,				
2001 - Class A Shares	10.77	(0.06)	(3.64)	(3.70)
2001 - Class B Shares	10.76	(0.13)	(3.62)	(3.75)
2001 - Class C Shares	10.77	(0.13)	(3.62)	(3.75)
2001 - Institutional Shares	10.78	(0.03)	(3.64)	(3.67)
2001 - Service Shares	10.78	(0.08)	(3.63)	(3.71)
For the Period Ended August 31,				
2000 - Class A Shares (commenced June 19, 2000)	10.00	(0.02)	0.79	0.77
2000 - Class B Shares (commenced June 19, 2000)	10.00	(0.04)	0.80	0.76
2000 - Class C Shares (commenced June 19, 2000)	10.00	(0.04)	0.81	0.77
2000 - Institutional Shares (commenced June 19, 2000)	10.00	(0.01)	0.79	0.78
2000 - Service Shares (commenced June 19, 2000)	10.00	(0.02)	0.80	0.78

See page 112 for all footnotes.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
$ 4.99	(29.42)%	$129,737	1.51%	(0.57)%	1.54%	(0.60)%	107%
4.90	(30.10)	153,395	2.26	(1.32)	2.29	(1.35)	107
4.91	(30.06)	78,434	2.26	(1.32)	2.29	(1.35)	107
5.03	(29.25)	5,220	1.11	(0.18)	1.14	(0.21)	107
4.98	(29.56)	11	1.61	(0.66)	1.64	(0.69)	107
7.07	(34.35)	304,677	1.50	(0.73)	1.53	(0.76)	171
7.01	(34.85)	303,539	2.25	(1.48)	2.28	(1.51)	171
7.02	(34.82)	169,576	2.25	(1.48)	2.28	(1.51)	171
7.11	(34.04)	17,077	1.10	(0.32)	1.13	(0.35)	171
7.07	(34.35)	13	1.60	(0.91)	1.63	(0.94)	171
10.77	7.70	217,861	1.50[b]	(1.04)[b]	2.05[b]	(1.59)[b]	5
10.76	7.60	201,437	2.25[b]	(1.79)[b]	2.80[b]	(2.34)[b]	5
10.77	7.70	96,393	2.25[b]	(1.78)[b]	2.80[b]	(2.33)[b]	5
10.78	7.80	12,677	1.10[b]	(0.50)[b]	1.65[b]	(1.05)[b]	5
10.78	7.70	12	1.60[b]	(1.13)[b]	2.15[b]	(1.68)[b]	5

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Net realized and unrealized gains (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$19.76	$(0.05)[C]	$(4.24)	$(4.29)
2002 - Class B Shares	18.90	(0.18)[C]	(4.03)	(4.21)
2002 - Class C Shares	18.88	(0.18)[C]	(4.03)	(4.21)
2002 - Institutional Shares	20.02	0.02[C]	(4.30)	(4.28)
2002 - Service Shares	19.63	(0.07)[C]	(4.20)	(4.27)
2001 - Class A Shares	28.95	(0.06)[C]	(7.23)	(7.29)
2001 - Class B Shares	27.99	(0.23)[C]	(6.96)	(7.19)
2001 - Class C Shares	27.94	(0.22)[C]	(6.94)	(7.16)
2001 - Institutional Shares	29.19	0.03[C]	(7.30)	(7.27)
2001 - Service Shares	28.81	(0.08)[C]	(7.20)	(7.28)
2000 - Class A Shares	24.96	(0.11)[C]	6.29	6.18
2000 - Class B Shares	24.37	(0.30)[C]	6.11	5.81
2000 - Class C Shares	24.33	(0.30)[C]	6.10	5.80
2000 - Institutional Shares	25.06	—[C]	6.32	6.32
2000 - Service Shares	24.88	(0.13)[C]	6.25	6.12
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	24.03	(0.08)	1.01	0.93
1999 - Class B Shares	23.57	(0.17)	0.97	0.80
1999 - Class C Shares	23.52	(0.16)	0.97	0.81
1999 - Institutional Shares	24.07	(0.02)	1.01	0.99
1999 - Service Shares	23.96	(0.08)	1.00	0.92
For the Years Ended January 31,				
1999 - Class A Shares	18.48	(0.03)	6.35	6.32
1999 - Class B Shares	18.27	(0.12)	6.19	6.07
1999 - Class C Shares	18.24	(0.10)	6.15	6.05
1999 - Institutional Shares	18.45	0.01	6.38	6.39
1999 - Service Shares	18.46	(0.04)	6.31	6.27
1998 - Class A Shares	16.73	0.02	4.78	4.80
1998 - Class B Shares	16.67	0.02	4.61	4.63
1998 - Class C Shares (commenced August 15, 1997)	19.73	(0.02)	1.60	1.58
1998 - Institutional Shares (commenced August 15, 1997)	19.88	0.02	1.66	1.68
1998 - Service Shares (commenced August 15, 1997)	19.88	(0.01)	1.66	1.65

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.03)	$(0.03)	$15.44	(21.74)%	$1,388,868	1.43%
—	—	(0.03)	(0.03)	14.66	(22.31)	238,335	2.18
—	—	(0.03)	(0.03)	14.64	(22.33)	101,783	2.18
—	—	(0.03)	(0.03)	15.71	(21.41)	316,020	1.03
—	—	(0.03)	(0.03)	15.33	(21.78)	5,976	1.53
—	—	(1.90)	(1.90)	19.76	(26.48)	2,001,259	1.44
—	—	(1.90)	(1.90)	18.90	(27.06)	338,673	2.19
—	—	(1.90)	(1.90)	18.88	(27.00)	127,839	2.19
—	—	(1.90)	(1.90)	20.02	(26.18)	444,195	1.04
—	—	(1.90)	(1.90)	19.63	(26.58)	8,979	1.54
—	—	(2.19)	(2.19)	28.95	25.70	2,736,484	1.45
—	—	(2.19)	(2.19)	27.99	24.75	451,666	2.20
—	—	(2.19)	(2.19)	27.94	24.75	143,126	2.20
—	—	(2.19)	(2.19)	29.19	26.18	497,986	1.05
—	—	(2.19)	(2.19)	28.81	25.53	13,668	1.55
—	—	—	—	24.96	3.87	1,971,097	1.44[b]
—	—	—	—	24.37	3.39	329,870	2.19[b]
—	—	—	—	24.33	3.44	87,284	2.19[b]
—	—	—	—	25.06	4.11	255,210	1.04[b]
—	—	—	—	24.88	3.84	6,466	1.54[b]
—	—	(0.77)	(0.77)	24.03	34.58	1,992,716	1.42
—	—	(0.77)	(0.77)	23.57	33.60	236,369	2.19
—	—	(0.77)	(0.77)	23.52	33.55	60,234	2.19
—	—	(0.77)	(0.77)	24.07	35.02	41,817	1.07
—	—	(0.77)	(0.77)	23.96	34.34	3,085	1.57
(0.01)	(0.01)	(3.03)	(3.05)	18.48	29.71	1,256,595	1.40
—	—	(3.03)	(3.03)	18.27	28.73	40,827	2.18
—	(0.04)	(3.03)	(3.07)	18.24	8.83	5,395	2.21[b]
(0.01)	(0.07)	(3.03)	(3.11)	18.45	9.31	7,262	1.16[b]
—	(0.04)	(3.03)	(3.07)	18.46	9.18	2	1.50[b]

CAPITAL GROWTH FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.29)%	1.47%	(0.33)%	11%
2002 - Class B Shares	(1.04)	2.22	(1.08)	11
2002 - Class C Shares	(1.04)	2.22	(1.08)	11
2002 - Institutional Shares	0.11	1.07	0.07	11
2002 - Service Shares	(0.39)	1.57	(0.43)	11
2001 - Class A Shares	(0.25)	1.46	(0.27)	18
2001 - Class B Shares	(1.00)	2.21	(1.02)	18
2001 - Class C Shares	(1.00)	2.21	(1.02)	18
2001 - Institutional Shares	0.15	1.06	0.13	18
2001 - Service Shares	(0.35)	1.56	(0.37)	18
2000 - Class A Shares	(0.41)	1.47	(0.44)	34
2000 - Class B Shares	(1.16)	2.22	(1.19)	34
2000 - Class C Shares	(1.16)	2.22	(1.19)	34
2000 - Institutional Shares	—	1.07	(0.03)	34
2000 - Service Shares	(0.49)	1.57	(0.52)	34
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.53)[b]	1.47[b]	(0.56)[b]	18
1999 - Class B Shares	(1.29)[b]	2.22[b]	(1.32)[b]	18
1999 - Class C Shares	(1.29)[b]	2.22[b]	(1.32)[b]	18
1999 - Institutional Shares	(0.20)[b]	1.07[b]	(0.23)[b]	18
1999 - Service Shares	(0.65)[b]	1.57[b]	(0.68)[b]	18
For the Years Ended January 31,				
1999 - Class A Shares	(0.18)	1.58	(0.34)	30
1999 - Class B Shares	(0.98)	2.21	(1.00)	30
1999 - Class C Shares	(1.00)	2.21	(1.02)	30
1999 - Institutional Shares	0.11	1.09	0.09	30
1999 - Service Shares	(0.37)	1.59	(0.39)	30
1998 - Class A Shares	0.08	1.65	(0.17)	62
1998 - Class B Shares	(0.77)	2.18	(0.77)	62
1998 - Class C Shares (commenced August 15, 1997)	(0.86)[b]	2.21[b]	(0.86)[b]	62
1998 - Institutional Shares (commenced August 15, 1997)	0.18[b]	1.16[b]	0.18[b]	62
1998 - Service Shares (commenced August 15, 1997)	(0.16)[b]	1.50[b]	(0.16)[b]	62

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$19.66	$ 0.18[C]	$(1.69)	$(1.51)
2002 - Class B Shares	19.23	0.04[C]	(1.65)	(1.61)
2002 - Class C Shares	19.19	0.04[C]	(1.65)	(1.61)
2002 - Institutional Shares	19.84	0.22[C]	(1.66)	(1.44)
2002 - Service Shares	19.63	0.16[C]	(1.68)	(1.52)
2001 - Class A Shares	24.78	0.01[C]	(5.13)	(5.12)
2001 - Class B Shares	24.42	(0.15)[C]	(5.04)	(5.19)
2001 - Class C Shares	24.37	(0.15)[C]	(5.03)	(5.18)
2001 - Institutional Shares	24.91	0.11[C]	(5.18)	(5.07)
2001 - Service Shares	24.77	(0.01)[C]	(5.13)	(5.14)
2000 - Class A Shares	24.68	0.07[C]	1.44	1.51
2000 - Class B Shares	24.46	(0.10)[C]	1.42	1.32
2000 - Class C Shares	24.41	(0.09)[C]	1.40	1.31
2000 - Institutional Shares	24.72	0.16[C]	1.49	1.65
2000 - Service Shares	24.68	0.05[C]	1.44	1.49
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	24.33	0.19	0.31	0.50
1999 - Class B Shares	24.13	0.08	0.31	0.39
1999 - Class C Shares	24.08	0.08	0.30	0.38
1999 - Institutional Shares	24.35	0.34	0.23	0.57
1999 - Service Shares	24.33	0.17	0.32	0.49
For The Years Ended January 31,				
1999 - Class A Shares	25.93	0.20	(1.60)	(1.40)
1999 - Class B Shares	25.73	0.02	(1.58)	(1.56)
1999 - Class C Shares	25.70	0.02	(1.59)	(1.57)
1999 - Institutional Shares	25.95	0.29	(1.58)	(1.29)
1999 - Service Shares	25.92	0.17	(1.58)	(1.41)
1998 - Class A Shares	23.18	0.11	5.27	5.38
1998 - Class B Shares	23.10	0.04	5.14	5.18
1998 - Class C Shares (commenced August 15, 1997)	28.20	(0.01)	0.06	0.05
1998 - Institutional Shares	23.19	0.27	5.23	5.50
1998 - Service Shares	23.17	0.14	5.23	5.37

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.14)	$ —	$ —	$(0.14)	$18.01	(7.74)%	$ 291,151	1.20%
(0.07)	—	—	(0.07)	17.55	(8.42)	76,772	1.95
(0.07)	—	—	(0.07)	17.51	(8.42)	9,336	1.95
(0.18)	—	—	(0.18)	18.22	(7.36)	4,539	0.80
(0.13)	—	—	(0.13)	17.98	(7.80)	3,819	1.30
—	—	—	—	19.66	(20.66)	355,205	1.19
—	—	—	—	19.23	(21.25)	98,747	1.94
—	—	—	—	19.19	(21.22)	10,360	1.94
—	—	—	—	19.84	(20.32)	28,201	0.79
—	—	—	—	19.63	(20.75)	5,581	1.29
(0.05)	(0.03)	(1.33)	(1.41)	24.78	6.48	576,354	1.18
(0.02)	(0.01)	(1.33)	(1.36)	24.42	5.70	155,527	1.93
(0.01)	(0.01)	(1.33)	(1.35)	24.37	5.67	15,746	1.93
(0.09)	(0.04)	(1.33)	(1.46)	24.91	7.05	28,543	0.78
(0.05)	(0.02)	(1.33)	(1.40)	24.77	6.40	7,926	1.28
(0.15)	—	—	(0.15)	24.68	2.05	855,174	1.19[b]
(0.06)	—	—	(0.06)	24.46	1.60	271,912	1.94[b]
(0.05)	—	—	(0.05)	24.41	1.58	31,328	1.94[b]
(0.20)	—	—	(0.20)	24.72	2.32	32,181	0.79[b]
(0.14)	—	—	(0.14)	24.68	2.01	10,008	1.29[b]
(0.19)	(0.01)	—	(0.20)	24.33	(5.40)	1,122,157	1.22
(0.04)	—	—	(0.04)	24.13	(6.07)	349,662	1.92
(0.05)	—	—	(0.05)	24.08	(6.12)	48,146	1.92
(0.30)	(0.01)	—	(0.31)	24.35	(5.00)	173,696	0.80
(0.17)	(0.01)	—	(0.18)	24.33	(5.44)	11,943	1.30
(0.11)	—	(2.52)	(2.63)	25.93	23.71	1,216,582	1.25
—	(0.03)	(2.52)	(2.55)	25.73	22.87	307,815	1.94
—	(0.03)	(2.52)	(2.55)	25.70	0.51	31,686	1.99[b]
(0.22)	—	(2.52)	(2.74)	25.95	24.24	36,225	0.83
(0.06)	(0.04)	(2.52)	(2.62)	25.92	23.63	8,893	1.32

GROWTH AND INCOME FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,				
2002 - Class A Shares	0.95%	1.22%	0.93%	89%
2002 - Class B Shares	0.19	1.97	0.17	89
2002 - Class C Shares	0.21	1.97	0.19	89
2002 - Institutional Shares	1.12	0.82	1.10	89
2002 - Service Shares	0.83	1.32	0.81	89
2001 - Class A Shares	0.07	1.21	0.05	40
2001 - Class B Shares	(0.68)	1.96	(0.70)	40
2001 - Class C Shares	(0.68)	1.96	(0.70)	40
2001 - Institutional Shares	0.49	0.81	0.47	40
2001 - Service Shares	(0.03)	1.31	(0.05)	40
2000 - Class A Shares	0.31	1.18	0.31	87
2000 - Class B Shares	(0.41)	1.93	(0.41)	87
2000 - Class C Shares	(0.40)	1.93	(0.40)	87
2000 - Institutional Shares	0.69	0.78	0.69	87
2000 - Service Shares	0.20	1.28	0.20	87
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	1.26[b]	1.20[b]	1.25[b]	55
1999 - Class B Shares	0.51[b]	1.95[b]	0.50[b]	55
1999 - Class C Shares	0.51[b]	1.95[b]	0.50[b]	55
1999 - Institutional Shares	1.72[b]	0.80[b]	1.71[b]	55
1999 - Service Shares	1.16[b]	1.30[b]	1.15[b]	55
For The Years Ended January 31,				
1999 - Class A Shares	0.78	1.32	0.68	126
1999 - Class B Shares	0.09	1.92	0.09	126
1999 - Class C Shares	0.10	1.92	0.10	126
1999 - Institutional Shares	1.25	0.80	1.25	126
1999 - Service Shares	0.72	1.30	0.72	126
1998 - Class A Shares	0.43	1.42	0.26	62
1998 - Class B Shares	(0.35)	1.94	(0.35)	62
1998 - Class C Shares (commenced August 15, 1997)	(0.48)[b]	1.99[b]	(0.48)[b]	62
1998 - Institutional Shares	0.76	0.83	0.76	62
1998 - Service Shares	0.32	1.32	0.32	62

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)[C]	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations	Distributions to shareholders: From net investment income	Net asset value, end of period
For the Years Ended August 31,						
2002 - Class A Shares	$10.21	$ 0.08	$(1.01)	$(0.93)	$(0.04)	$ 9.24
2002 - Class B Shares	10.10	—	(0.99)	(0.99)	—	9.11
2002 - Class C Shares	10.10	—	(0.99)	(0.99)	—	9.11
2002 - Institutional Shares	10.24	0.12	(1.01)	(0.89)	(0.06)	9.29
2002 - Service Shares	10.23	0.08	(1.00)	(0.92)	(0.02)	9.29
2001 - Class A Shares	10.39	0.08	(0.20)	(0.12)	(0.06)	10.21
2001 - Class B Shares	10.33	(0.01)	(0.19)	(0.20)	(0.03)	10.10
2001 - Class C Shares	10.32	(0.01)	(0.19)	(0.20)	(0.02)	10.10
2001 - Institutional Shares	10.40	0.12	(0.20)	(0.08)	(0.08)	10.24
2001 - Service Shares	10.38	0.08	(0.20)	(0.12)	(0.03)	10.23
For the Period Ended August 31,						
2000 - Class A Shares (commenced Dec. 15, 1999)	10.00	0.06	0.33	0.39	—	10.39
2000 - Class B Shares (commenced Dec. 15, 1999)	10.00	—	0.33	0.33	—	10.33
2000 - Class C Shares (commenced Dec. 15, 1999)	10.00	0.01	0.31	0.32	—	10.32
2000 - Institutional Shares (commenced Dec. 15, 1999)	10.00	0.09	0.31	0.40	—	10.40
2000 - Service Shares (commenced Dec. 15, 1999)	10.00	0.07	0.31	0.38	—	10.38

See page 112 for all footnotes.

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
(9.12)%	$232,501	1.26%	0.80%	1.32%	0.74%	91%
(9.80)	11,772	2.01	0.04	2.07	(0.02)	91
(9.80)	4,420	2.01	0.05	2.07	(0.01)	91
(8.73)	78,146	0.86	1.19	0.92	1.13	91
(9.03)	1	1.36	0.84	1.42	0.78	91
(1.21)	123,013	1.25	0.73	1.83	0.15	69
(1.98)	8,830	2.00	(0.06)	2.58	(0.64)	69
(1.96)	3,636	2.00	(0.05)	2.58	(0.63)	69
(0.81)	50,740	0.85	1.09	1.43	0.51	69
(1.17)	2	1.35	0.80	1.93	0.22	69
3.90	7,181	1.25[b]	0.84[b]	3.30[b]	(1.21)[b]	67
3.30	1,582	2.00[b]	0.06[b]	4.05[b]	(1.99)[b]	67
3.20	850	2.00[b]	0.15[b]	4.05[b]	(1.90)[b]	67
4.00	16,155	0.85[b]	1.31[b]	2.90[b]	(0.74)[b]	67
3.80	2	1.35[b]	0.95[b]	3.40[b]	(1.10)[b]	67

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 9.22	$(0.06)[C]	$(2.21)	$(2.27)
2002 - Class B Shares	9.07	(0.12)[C]	(2.16)	(2.28)
2002 - Class C Shares	9.08	(0.12)[C]	(2.16)	(2.28)
2002 - Institutional Shares	9.30	(0.02)[C]	(2.23)	(2.25)
2002 - Service Shares	9.23	(0.05)[C]	(2.21)	(2.26)
2001 - Class A Shares	12.52	(0.06)[C]	(3.24)	(3.30)
2001 - Class B Shares	12.40	(0.13)[C]	(3.20)	(3.33)
2001 - Class C Shares	12.42	(0.13)[C]	(3.21)	(3.34)
2001 - Institutional Shares	12.58	(0.02)[C]	(3.26)	(3.28)
2001 - Service Shares	12.52	(0.04)[C]	(3.25)	(3.29)
2000 - Class A Shares	10.06	(0.06)[C]	2.52	2.46
2000 - Class B Shares	10.04	(0.14)[C]	2.50	2.36
2000 - Class C Shares	10.05	(0.14)[C]	2.51	2.37
2000 - Institutional Shares	10.07	(0.01)[C]	2.52	2.51
2000 - Service Shares	10.06	(0.04)[C]	2.50	2.46
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	10.00	—	0.06	0.06
1999 - Class B Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.07	0.04
1999 - Class C Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.08	0.05
1999 - Institutional Shares (commenced May 24, 1999)	10.00	0.01	0.06	0.07
1999 - Service Shares (commenced May 24, 1999)	10.00	(0.01)	0.07	0.06

See page 112 for all footnotes.

Distributions to shareholders: From Net realized gains	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$ —[f]	$ 6.95	(24.59)%	$113,813	1.45%	(0.66)%
—[f]	6.79	(25.11)	9,781	2.20	(1.41)
—[f]	6.80	(25.08)	5,109	2.20	(1.41)
—[f]	7.05	(24.17)	59,130	1.05	(0.27)
—[f]	6.97	(24.46)	1	1.55	(0.58)
—	9.22	(26.35)	109,315	1.44	(0.52)
—	9.07	(26.84)	14,235	2.19	(1.27)
—	9.08	(26.88)	5,613	2.19	(1.27)
—	9.30	(26.06)	45,898	1.04	(0.15)
—	9.23	(26.27)	1	1.54	(0.37)
—	12.52	24.46	92,271	1.44	(0.50)
—	12.40	23.51	17,149	2.19	(1.24)
—	12.42	23.58	7,287	2.19	(1.24)
—	12.58	24.93	22,910	1.04	(0.09)
—	12.52	24.45	2	1.54	(0.35)
—	10.06	0.60	10,371	1.44[b]	(0.17)[b]
—	10.04	0.40	3,393	2.19[b]	(0.97)[b]
—	10.05	0.50	2,388	2.19[b]	(0.99)[b]
—	10.07	0.70	5,981	1.04[b]	0.24[b]
—	10.06	0.60	2	1.54[b]	(0.24)[b]

STRATEGIC GROWTH FUND (continued)

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,			
2002 - Class A Shares	1.63%	(0.84)%	40%
2002 - Class B Shares	2.38	(1.59)	40
2002 - Class C Shares	2.38	(1.59)	40
2002 - Institutional Shares	1.23	(0.45)	40
2002 - Service Shares	1.73	(0.76)	40
2001 - Class A Shares	1.67	(0.75)	25
2001 - Class B Shares	2.42	(1.50)	25
2001 - Class C Shares	2.42	(1.50)	25
2001 - Institutional Shares	1.27	(0.38)	25
2001 - Service Shares	1.77	(0.60)	25
2000 - Class A Shares	1.63	(0.69)	19
2000 - Class B Shares	2.38	(1.43)	19
2000 - Class C Shares	2.38	(1.43)	19
2000 - Institutional Shares	1.23	(0.28)	19
2000 - Service Shares	1.73	(0.54)	19
For the Period Ended August 31,			
1999 - Class A Shares (commenced May 24, 1999)	11.70[b]	(10.43)[b]	7
1999 - Class B Shares (commenced May 24, 1999)	12.45[b]	(11.23)[b]	7
1999 - Class C Shares (commenced May 24, 1999)	12.45[b]	(11.25)[b]	7
1999 - Institutional Shares (commenced May 24, 1999)	11.30[b]	(10.02)[b]	7
1999 - Service Shares (commenced May 24, 1999)	11.80[b]	(10.50)[b]	7

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$24.34	$ 0.18[C]	$ 0.45	$ 0.63
2002 - Class B Shares	24.01	(0.01)[C]	0.45	0.44
2002 - Class C Shares	23.98	(0.01)[C]	0.45	0.44
2002 - Institutional Shares	24.35	0.27[C]	0.45	0.72
2002 - Service Shares	24.14	0.16[C]	0.44	0.60
2001 - Class A Shares	19.88	0.24[C]	4.37	4.61
2001 - Class B Shares	19.69	0.06[C]	4.33	4.39
2001 - Class C Shares	19.67	0.06[C]	4.33	4.39
2001 - Institutional Shares	19.86	0.33[C]	4.36	4.69
2001 - Service Shares	19.73	0.21[C]	4.34	4.55
2000 - Class A Shares	18.42	0.20[C]	1.38	1.58
2000 - Class B Shares	18.23	0.06[C]	1.40	1.46
2000 - Class C Shares	18.24	0.06[C]	1.37	1.43
2000 - Institutional Shares	18.45	0.27[C]	1.36	1.63
2000 - Service Shares	18.31	0.18[C]	1.35	1.53
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	18.38	0.06	1.71	1.77
1999 - Class B Shares	18.29	(0.04)	1.71	1.67
1999 - Class C Shares	18.30	(0.04)	1.71	1.67
1999 - Institutional Shares	18.37	0.09	1.72	1.81
1999 - Service Shares	18.29	0.05	1.70	1.75
For the Years Ended January 31,				
1999 - Class A Shares	21.61	0.10	(2.38)	(2.28)
1999 - Class B Shares	21.57	(0.05)	(2.35)	(2.40)
1999 - Class C Shares	21.59	(0.05)	(2.34)	(2.39)
1999 - Institutional Shares	21.65	0.19	(2.38)	(2.19)
1999 - Service Shares	21.62	0.03	(2.31)	(2.28)
1998 - Class A Shares (commenced August 15, 1997)	23.63	0.09	0.76	0.85
1998 - Class B Shares (commenced August 15, 1997)	23.63	0.06	0.74	0.80
1998 - Class C Shares (commenced August 15, 1997)	23.63	0.06	0.76	0.82
1998 - Institutional Shares	18.73	0.16	5.66	5.82
1998 - Service Shares (commenced July 18, 1997)	23.01	0.09	1.40	1.49

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.18)	$ —	$(0.62)	$(0.80)	$24.17	2.67%	$342,976	1.27%
(0.03)	—	(0.62)	(0.65)	23.80	1.90	89,434	2.02
(0.07)	—	(0.62)	(0.69)	23.73	1.87	39,498	2.02
(0.21)	—	(0.62)	(0.83)	24.24	3.05	318,916	0.87
—	—	(0.62)	(0.62)	24.12	2.55	921	1.37
(0.15)	—	—	(0.15)	24.34	23.29	96,568	1.29
(0.07)	—	—	(0.07)	24.01	22.33	42,813	2.04
(0.08)	—	—	(0.08)	23.98	22.37	16,094	2.04
(0.20)	—	—	(0.20)	24.35	23.75	247,212	0.89
(0.14)	—	—	(0.14)	24.14	23.17	256	1.39
(0.12)	—	—	(0.12)	19.88	8.70	39,142	1.29
—	—	—	—	19.69	8.01	22,284	2.04
—	—	—	—	19.67	7.84	5,720	2.04
(0.22)	—	—	(0.22)	19.86	9.08	158,188	0.89
(0.11)	—	—	(0.11)	19.73	8.48	206	1.39
—	—	(1.73)	(1.73)	18.42	9.04	49,081	1.29[b]
—	—	(1.73)	(1.73)	18.23	8.53	31,824	2.04[b]
—	—	(1.73)	(1.73)	18.24	8.52	9,807	2.04[b]
—	—	(1.73)	(1.73)	18.45	9.26	190,549	0.89[b]
—	—	(1.73)	(1.73)	18.31	8.97	190	1.39[b]
(0.07)	—	(0.88)	(0.95)	18.38	(10.48)	70,578	1.33
—	—	(0.88)	(0.88)	18.29	(11.07)	37,821	1.93
(0.02)	—	(0.88)	(0.90)	18.30	(11.03)	10,800	1.93
(0.21)	—	(0.88)	(1.09)	18.37	(10.07)	196,512	0.87
(0.17)	—	(0.88)	(1.05)	18.29	(10.48)	289	1.37
(0.06)	(0.04)	(2.77)	(2.87)	21.61	3.42	90,588	1.35[b]
(0.09)	—	(2.77)	(2.86)	21.57	3.17	28,743	1.85[b]
(0.09)	—	(2.77)	(2.86)	21.59	3.27	6,445	1.85[b]
(0.13)	—	(2.77)	(2.90)	21.65	30.86	236,440	0.85
(0.11)	—	(2.77)	(2.88)	21.62	6.30	8	1.35[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.72%	1.27%	0.72%	92%
2002 - Class B Shares	(0.04)	2.02	(0.04)	92
2002 - Class C Shares	(0.03)	2.02	(0.03)	92
2002 - Institutional Shares	1.11	0.87	1.11	92
2002 - Service Shares	0.63	1.37	0.63	92
2001 - Class A Shares	1.05	1.32	1.02	101
2001 - Class B Shares	0.28	2.07	0.25	101
2001 - Class C Shares	0.28	2.07	0.25	101
2001 - Institutional Shares	1.43	0.92	1.40	101
2001 - Service Shares	0.94	1.42	0.91	101
2000 - Class A Shares	1.11	1.34	1.06	83
2000 - Class B Shares	0.35	2.09	0.30	83
2000 - Class C Shares	0.32	2.09	0.27	83
2000 - Institutional Shares	1.51	0.94	1.46	83
2000 - Service Shares	1.03	1.44	0.98	83
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	0.43[b]	1.37[b]	0.35[b]	69
1999 - Class B Shares	(0.33)[b]	2.12[b]	(0.41)[b]	69
1999 - Class C Shares	(0.34)[b]	2.12[b]	(0.42)[b]	69
1999 - Institutional Shares	0.79[b]	0.97[b]	0.71[b]	69
1999 - Service Shares	0.38[b]	1.47[b]	0.30[b]	69
For the Years Ended January 31,				
1999 - Class A Shares	0.38	1.41	0.30	92
1999 - Class B Shares	(0.22)	2.01	(0.30)	92
1999 - Class C Shares	(0.22)	2.01	(0.30)	92
1999 - Institutional Shares	0.83	0.95	0.75	92
1999 - Service Shares	0.32	1.45	0.24	92
1998 - Class A Shares (commenced August 15, 1997)	0.33[b]	1.47[b]	0.21[b]	63
1998 - Class B Shares (commenced August 15, 1997)	(0.20)[b]	1.97[b]	(0.32)[b]	63
1998 - Class C Shares (commenced August 15, 1997)	(0.23)[b]	1.97[b]	(0.35)[b]	63
1998 - Institutional Shares	0.78	0.97	0.66	63
1998 - Service Shares (commenced July 18, 1997)	0.63[b]	1.43[b]	0.51[b]	63

[This page intentionally left blank]

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$18.11	$(0.15)[c]	$(3.87)	$(4.02)
2002 - Class B Shares	17.92	(0.27)[c]	(3.81)	(4.08)
2002 - Class C Shares	17.80	(0.27)[c]	(3.79)	(4.06)
2002 - Institutional Shares	18.26	(0.08)[c]	(3.91)	(3.99)
2002 - Service Shares	18.05	(0.16)[c]	(3.86)	(4.02)
2001 - Class A Shares	19.50	(0.14)[c]	(0.66)	(0.80)
2001 - Class B Shares	19.45	(0.28)[c]	(0.66)	(0.94)
2001 - Class C Shares	19.31	(0.28)[c]	(0.64)	(0.92)
2001 - Institutional Shares	19.59	(0.07)[c]	(0.67)	(0.74)
2001 - Service Shares	19.45	(0.16)[c]	(0.65)	(0.81)
2000 - Class A Shares	10.13	(0.11)[c]	9.71	9.60
2000 - Class B Shares	10.18	(0.24)[c]	9.74	9.50
2000 - Class C Shares	10.10	(0.24)[c]	9.68	9.44
2000 - Institutional Shares	10.13	(0.04)[c]	9.73	9.69
2000 - Service Shares	10.12	(0.12)[c]	9.68	9.56
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	10.00	(0.01)[c]	0.14	0.13
1999 - Class B Shares (commenced May 24, 1999)	10.00	(0.03)[c]	0.21	0.18
1999 - Class C Shares (commenced May 24, 1999)	10.00	(0.03)[c]	0.13	0.10
1999 - Institutional Shares (commenced May 24, 1999)	10.00	0.01	0.12	0.13
1999 - Service Shares (commenced May 24, 1999)	10.00	—	0.12	0.12

See page 112 for all footnotes.

Distributions to shareholders From net realized gains	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$14.09	(22.20)%	$368,361	1.51%
—	13.84	(22.77)	68,639	2.26
—	13.74	(22.81)	47,581	2.26
—	14.27	(21.89)	134,954	1.11
—	14.03	(22.27)	471	1.61
(0.59)	18.11	(4.17)	428,981	1.54
(0.59)	17.92	(4.92)	73,776	2.29
(0.59)	17.80	(4.85)	47,738	2.29
(0.59)	18.26	(3.79)	128,182	1.14
(0.59)	18.05	(4.24)	232	1.64
(0.23)	19.50	95.73	188,199	1.52
(0.23)	19.45	94.27	42,061	2.27
(0.23)	19.31	94.43	26,826	2.27
(0.23)	19.59	96.67	49,921	1.12
(0.23)	19.45	95.41	3	1.62
—	10.13	1.30	8,204	1.44[b]
—	10.18	1.80	520	2.19[b]
—	10.10	1.00	256	2.19[b]
—	10.13	1.30	5,223	1.04[b]
—	10.12	1.20	2	1.54[b]

GROWTH OPPORTUNITIES FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.87)%	1.51%	(0.87)%	69%
2002 - Class B Shares	(1.62)	2.26	(1.62)	69
2002 - Class C Shares	(1.62)	2.26	(1.62)	69
2002 - Institutional Shares	(0.47)	1.11	(0.47)	69
2002 - Service Shares	(0.99)	1.61	(0.99)	69
2001 - Class A Shares	(0.74)	1.54	(0.74)	66
2001 - Class B Shares	(1.49)	2.29	(1.49)	66
2001 - Class C Shares	(1.49)	2.29	(1.49)	66
2001 - Institutional Shares	(0.34)	1.14	(0.34)	66
2001 - Service Shares	(0.84)	1.64	(0.84)	66
2000 - Class A Shares	(0.64)	1.61	(0.73)	73
2000 - Class B Shares	(1.38)	2.36	(1.47)	73
2000 - Class C Shares	(1.38)	2.36	(1.47)	73
2000 - Institutional Shares	(0.23)	1.21	(0.32)	73
2000 - Service Shares	(0.69)	1.71	(0.78)	73
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	(0.27)[b]	14.15[b]	(12.98)[b]	27
1999 - Class B Shares (commenced May 24, 1999)	(1.04)[b]	14.90[b]	(13.75)[b]	27
1999 - Class C Shares (commenced May 24, 1999)	(1.12)[b]	14.90[b]	(13.83)[b]	27
1999 - Institutional Shares (commenced May 24, 1999)	0.39[b]	13.75[b]	(12.32)[b]	27
1999 - Service Shares (commenced May 24, 1999)	0.03[b]	14.25[b]	(12.68)[b]	27

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$28.55	$ 0.09[c]	$(0.76)	$(0.67)
2002 - Class B Shares	27.35	(0.12)[c]	(0.73)	(0.85)
2002 - Class C Shares	27.38	(0.13)[c]	(0.77)	(0.90)
2002 - Institutional Shares	28.98	0.21[c]	(0.76)	(0.55)
2002 - Service Shares	28.43	0.05[c]	(0.74)	(0.69)
2001 - Class A Shares	23.21	0.15[c]	5.19	5.34
2001 - Class B Shares	22.40	(0.04)[c]	4.99	4.95
2001 - Class C Shares	22.42	(0.04)[c]	5.00	4.96
2001 - Institutional Shares	23.47	0.25[c]	5.26	5.51
2001 - Service Shares	23.13	0.13[c]	5.17	5.30
2000 - Class A Shares	19.80	0.01[c]	3.40	3.41
2000 - Class B Shares	19.27	(0.13)[c]	3.26	3.13
2000 - Class C Shares	19.28	(0.12)[c]	3.26	3.14
2000 - Institutional Shares	19.95	0.10[c]	3.42	3.52
2000 - Service Shares	19.76	0.01[c]	3.36	3.37
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	18.51	(0.05)	1.34	1.29
1999 - Class B Shares	18.10	(0.12)	1.29	1.17
1999 - Class C Shares	18.12	(0.11)	1.27	1.16
1999 - Institutional Shares	18.62	—	1.33	1.33
1999 - Service Shares	18.50	(0.13)	1.39	1.26
For the Years Ended January 31,				
1999 - Class A Shares	24.05	(0.06)	(4.48)	(4.54)
1999 - Class B Shares	23.73	(0.21)	(4.42)	(4.63)
1999 - Class C Shares	23.73	(0.18)	(4.43)	(4.61)
1999 - Institutional Shares	24.09	0.03	(4.50)	(4.47)
1999 - Service Shares	24.05	(0.04)	(4.51)	(4.55)
1998 - Class A Shares	20.91	0.14	5.33	5.47
1998 - Class B Shares	20.80	(0.01)	5.27	5.26
1998 - Class C Shares (commenced August 15, 1997)	24.69	(0.06)	1.43	1.37
1998 - Institutional Shares (commenced August 15, 1997)	24.91	0.03	1.48	1.51
1998 - Service Shares (commenced August 15, 1997)	24.91	(0.01)	1.48	1.47

Footnotes:

a Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

b Annualized.

c Calculated based on the average shares outstanding methodology.

d Includes the effect of mortgage dollar roll transactions.

e As required, effective September 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium and discount on all debt securities and reclassifying all paydown losses to income. The effect of this change for the year ended August 31, 2002 was to decrease net investment income per share by $0.02, increase net realized gains and losses per share by $0.02, and decrease the ratio of net investment income to average net assets by 0.14%. Per share ratios and supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

f Less than $0.005 per share.

Distributions to shareholders						
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.09)	$ —	$(0.09)	$27.79	(2.34)%	$372,900	1.51%
—	—	—	26.50	(3.11)	76,494	2.26
—	—	—	26.48	(3.29)	46,416	2.26
(0.18)	—	(0.18)	28.25	(1.91)	90,177	1.11
(0.18)	—	(0.18)	27.56	(2.43)	3,326	1.61
—	—	—	28.55	23.01	244,860	1.50
—	—	—	27.35	22.10	48,939	2.25
—	—	—	27.38	22.07	18,140	2.25
—	—	—	28.98	23.48	46,211	1.10
—	—	—	28.43	22.91	1,006	1.60
—	—	—	23.21	17.22	157,791	1.50
—	—	—	22.40	16.24	29,199	2.25
—	—	—	22.42	16.34	8,428	2.25
—	—	—	23.47	17.64	26,445	1.10
—	—	—	23.13	17.05	83	1.60
—	—	—	19.80	6.97	210,500	1.50[b]
—	—	—	19.27	6.46	37,386	2.25[b]
—	—	—	19.28	6.40	8,079	2.25[b]
—	—	—	19.95	7.14	27,023	1.10[b]
—	—	—	19.76	6.81	57	1.60[b]
—	(1.00)	(1.00)	18.51	(17.37)	261,661	1.50
—	(1.00)	(1.00)	18.10	(18.00)	42,879	2.25
—	(1.00)	(1.00)	18.12	(17.91)	8,212	2.25
—	(1.00)	(1.00)	18.62	(17.04)	15,351	1.13
—	(1.00)	(1.00)	18.50	(17.41)	261	1.62
—	(2.33)	(2.33)	24.05	26.17	370,246	1.54
—	(2.33)	(2.33)	23.73	25.29	42,677	2.29
—	(2.33)	(2.33)	23.73	5.51	5,604	2.09[b]
—	(2.33)	(2.33)	24.09	6.08	14,626	1.16[b]
—	(2.33)	(2.33)	24.05	5.91	2	1.45[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.32%	1.53%	0.30%	75%
2002 - Class B Shares	(0.43)	2.28	(0.45)	75
2002 - Class C Shares	(0.46)	2.28	(0.48)	75
2002 - Institutional Shares	0.71	1.13	0.69	75
2002 - Service Shares	0.17	1.63	0.15	75
2001 - Class A Shares	0.59	1.60	0.49	93
2001 - Class B Shares	(0.16)	2.35	(0.26)	93
2001 - Class C Shares	(0.16)	2.35	(0.26)	93
2001 - Institutional Shares	0.97	1.20	0.87	93
2001 - Service Shares	0.47	1.70	0.37	93
2000 - Class A Shares	0.07	1.57	—	75
2000 - Class B Shares	(0.68)	2.32	(0.75)	75
2000 - Class C Shares	(0.65)	2.32	(0.72)	75
2000 - Institutional Shares	0.49	1.17	0.42	75
2000 - Service Shares	0.03	1.67	(0.04)	75
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.35)[b]	1.61[b]	(0.46)[b]	47
1999 - Class B Shares	(1.10)[b]	2.36[b]	(1.21)[b]	47
1999 - Class C Shares	(1.10)[b]	2.36[b]	(1.21)[b]	47
1999 - Institutional Shares	0.05[b]	1.21[b]	(0.06)[b]	47
1999 - Service Shares	(0.41)[b]	1.71[b]	(0.52)[b]	47
For the Years Ended January 31,				
1999 - Class A Shares	(0.24)	1.74	(0.48)	98
1999 - Class B Shares	(0.99)	2.29	(1.03)	98
1999 - Class C Shares	(0.99)	2.29	(1.03)	98
1999 - Institutional Shares	0.13	1.17	0.09	98
1999 - Service Shares	(0.47)	1.66	(0.51)	98
1998 - Class A Shares	(0.28)	1.76	(0.50)	85
1998 - Class B Shares	(0.92)	2.29	(0.92)	85
1998 - Class C Shares (commenced August 15, 1997)	(0.79)[b]	2.09[b]	(0.79)[b]	85
1998 - Institutional Shares (commenced August 15, 1997)	0.27[b]	1.16[b]	0.27[b]	85
1998 - Service Shares (commenced August 15, 1997)	(0.07)[b]	1.45[b]	(0.07)[b]	85

Appendix C
Prior Performance of Similarly Advised Account of the Investment Adviser

Concentrated Growth Fund

The Investment Adviser has a discretionary private account that has investment objectives, policies and strategies substantially similar to the Concentrated Growth Fund. The following table sets forth the performance data relating to the historical performance of that account. The information is provided to illustrate the past performance of the Investment Adviser in managing a substantially similar account as measured against the Russell 1000 Growth Index and does not represent the performance of the Concentrated Growth Fund. Investors should not consider this performance data as a substitute for the performance of the Concentrated Growth Fund nor should investors consider this data as an indication of the future performance of the Concentrated Growth Fund or of the Investment Adviser. The Russell 1000 Growth Index is unmanaged, and investors cannot invest directly in the index.

Calendar Years	Private Account Performance	Russell 1000 Growth Index
Jan 2002 - Sep 2002	–30.00%	–32.70%
Dec 2001	–9.48%	–20.43%
Dec 2000	–5.70%	–22.43%
Dec 1999	38.65%	33.15%
Dec 1998	34.09%	38.70%
Dec 1997	42.71%	30.48%
Dec 1996	19.35%	23.12%
Dec 1995	25.01%	37.18%
Dec 1994	–1.27%	2.65%
Dec 1993	25.33%	2.90%
Dec 1992	8.42%	5.00%
Dec 1991	44.46%	41.16%
Dec 1990	–14.79%	–0.26%
Dec 1989	36.92%	35.92%

AVERAGE ANNUAL TOTAL RETURNS

for the periods ended 9/30/02

	1 Year	3 Year	5 Year	10 Year	Since Inception December 1, 1988
Private Account Performance	–18.32%	–9.00%	4.42%	12.53%	13.51%
Russell 1000 Growth Index	–22.51%	–19.57%	–4.87%	6.69%	9.90%

The performance information with respect to the discretionary private account is net of applicable investment management fees, brokerage commissions, execution costs and custodial fees, without provision for federal and state taxes, if any. Since fees, commissions, and taxes may differ for the private discretionary account and the Concentrated Growth Fund, performance data for identical periods may differ.

All returns presented are time-weighted based on monthly valuations and include the reinvestment of earnings. The average annual expenses of the discretionary private account for all periods reflect the maximum applicable fee of .90%. These average annual expenses were lower than the expenses of the Institutional shares stated under ''Fund Fees and Expenses'' in the prospectus. The performance of the discretionary private account would have been lower if it had been subject to the expenses of the Institutional Shares of the Concentrated Growth Fund. Furthermore the discretionary private account is not subject to the same diversification requirements, specific tax restrictions and investment limitations imposed on the Concentrated Growth Fund by the Act and Subchapter M of the Code. Consequently, the performance results of the Investment Adviser's discretionary private account could have been adversely affected if the discretionary private account had been regulated as an investment company under the federal securities laws. In addition, the securities held by the Concentrated Growth Fund will not be identical to the securities held by the discretionary private account for the periods shown above. Accordingly, the future performance of the Concentrated Growth Fund will differ from the performance of the private account.



[This page intentionally left blank]

Index

Domestic Equity Funds Prospectus (Institutional Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset Management

Prospectus

Service Shares

December 20, 2002

GOLDMAN SACHS DOMESTIC EQUITY FUNDS



FINANCIAL STATEMENT ANALYSIS

- Goldman Sachs Balanced Fund
- Goldman Sachs Research Select Fund[SM]
- Goldman Sachs Capital Growth Fund
- Goldman Sachs Growth and Income Fund
- Goldman Sachs Large Cap Value Fund
- Goldman Sachs Strategic Growth Fund
- Goldman Sachs Concentrated Growth Fund
- Goldman Sachs Mid Cap Value Fund
- Goldman Sachs Growth Opportunities Fund
- Goldman Sachs Small Cap Value Fund



Goldman Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Balanced, Research Select, Growth and Income, Large Cap Value, Strategic Growth, Concentrated Growth, Mid Cap Value, Growth Opportunities and Small Cap Value Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the Capital Growth Fund. Goldman Sachs Asset Management and Goldman Sachs Funds Management, L.P. are each referred to in this Prospectus as the ''Investment Adviser.''

VALUE STYLE FUNDS

Goldman Sachs' Value Investment Philosophy:

Through intensive, hands-on research our portfolio team seeks to identify:

1. Well-positioned businesses that have:

- Attractive returns on capital.
- Sustainable earnings and cash flow.
- Strong company management focused on long-term returns to shareholders.

2. Attractive valuation opportunities where:

- The intrinsic value of the business is not reflected in the stock price.

Business quality, conservative valuation, and thoughtful portfolio construction are the key elements of our value approach.

GROWTH STYLE FUNDS

Goldman Sachs' Growth Investment Philosophy:

1. Invest as if buying the company/business, not simply trading its stock:

- Understand the business, management, products and competition.
- Perform intensive, hands-on fundamental research.
- Seek businesses with strategic competitive advantages.
- Over the long-term, expect each company's stock price ultimately to track the growth in the value of the business.

2. ***Buy high-quality growth businesses that possess strong business franchises, favorable long-term prospects and excellent management.***

3. ***Purchase superior long-term growth companies at a favorable price—seek to purchase at a fair valuation, giving the investor the potential to fully capture returns from above-average growth rates.***

Growth companies have earnings expectations that exceed those of the stock market as a whole.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how the Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Balanced Fund

FUND FACTS

Objective:	Long-term growth of capital and current income
Benchmarks:	S&P 500® Index and Lehman Brothers Aggregate Bond Index
Investment Focus:	Large-cap U.S. equity investments and fixed-income securities
Investment Style:	Asset Allocation, with growth and value (blend) equity components

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital and current income. The Fund seeks growth of capital primarily through equity investments. The Fund seeks to provide current income through investment in fixed-income securities (bonds).

PRINCIPAL INVESTMENT STRATEGIES

Historically, stock and bond markets have often had different cycles, with one asset class rising when the other is falling. A balanced objective seeks to reduce the volatility associated with investing in a single market. There is no guarantee, however, that market cycles will move in opposition to one another or that a balanced investment program will successfully reduce volatility.

The percentage of the portfolio invested in equity and fixed-income securities will vary from time to time as the Investment Adviser evaluates such securities' relative attractiveness based on market valuations, economic growth and inflation prospects. The allocation between equity and fixed-income securities is subject to the Fund's intention to pay regular quarterly dividends. The amount of quarterly dividends can also be expected to fluctuate in accordance with factors such as prevailing interest rates and the percentage of the Fund's assets invested in fixed-income securities.

Equity Investments. The Fund invests, under normal circumstances, between 45% and 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. Although the Fund's equity investments consist primarily of publicly traded U.S. securities, the Fund may invest up to 10% of its Total Assets in foreign equity investments, including issuers in countries with emerging markets or economies (''emerging countries'') and equity investments quoted in foreign currencies. A portion of the Fund's portfolio of equity investments may be selected primarily to provide current income (including interests in real estate investment trusts (''REITs''), convertible securities, preferred stocks, utility stocks, and interests in limited partnerships).

Fixed Income Securities. The Fund invests at least 25% of its Total Assets in fixed-income senior securities. The remainder of the Fund's assets are invested in other fixed-income securities and cash.

The Fund's fixed-income securities primarily include:

- Securities issued by the U.S. government, its agencies, instrumentalities or sponsored enterprises
- Securities issued by corporations, banks and other issuers
- Mortgage-backed and asset-backed securities

The Fund may also invest up to 10% of its Total Assets in debt obligations (U.S. dollar and non-U.S.-dollar denominated) issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities and foreign corporations or other entities. The issuers of these securities may be located in emerging countries.

Goldman Sachs Research Select Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500® Index
Investment Focus:	A focused portfolio of U.S. equity investments that offer the potential for long-term capital appreciation
Investment Style:	Growth and Value blend

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital by investing in a focused portfolio of U.S. equity investments.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 40-50 companies that are considered by the Investment Adviser to be positioned for long-term growth or are positioned as value opportunities which, in the Investment Adviser's view, have identifiable competitive advantages and whose intrinsic value is not reflected in the stock price.

The Fund may invest in securities of any capitalization. Although the Fund will invest primarily in publicly traded U.S. securities (including securities of foreign issuers that are traded in the United States), it may invest up to 20% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

A committee of portfolio managers representing the Investment Adviser's Value and Growth investment teams will meet regularly to discuss stock selection and portfolio construction for the Fund. The Investment Adviser will rely on research generated by the portfolio managers/analysts that comprise the Investment Adviser's Value and Growth investment teams.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Capital Growth Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments that offer long-term capital appreciation potential
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to have long-term capital appreciation potential. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Growth and Income Fund

FUND FACTS	
Objective:	Long-term growth of capital and growth of income
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments with an emphasis on undervalued stocks
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and growth of income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments that the Investment Adviser considers to have favorable prospects for capital appreciation and/or dividend-paying ability. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may also invest up to 35% of its Total Assets in fixed-income securities, such as government, corporate and bank debt obligations, that offer the potential to further the Fund's investment objective.

Goldman Sachs Large Cap Value Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	Russell 1000® Value Index
Investment Focus:	Large-cap U.S. equity investments that are believed to be undervalued
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation and dividend income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 1000® Value Index is currently between $183 million and $227 billion. The Fund seeks its investment objective by investing in value opportunities that the Investment Adviser defines as companies with identifiable competitive advantages whose intrinsic value is not reflected in the stock price. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities quoted in foreign currencies.

Other. The Fund may invest up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Strategic Growth Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell® 1000 Growth Index
Investment Focus:	Large-cap U.S. equity investments that are considered to be strategically positioned for consistent long-term growth
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to be strategically positioned for consistent long-term growth. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Concentrated Growth Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell® 1000 Growth Index
Investment Focus:	Concentrated portfolio of U.S. equity investments that offer long-term capital growth potential
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 30-45 companies that are considered by the Investment Adviser to be positioned for long-term growth.

The Fund may invest in securities of companies of any capitalization. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest up to 10% of its Total Assets in fixed-income securities, such as government, corporate and bank debt obligations.

The Concentrated Growth Fund is ''non-diversified'' under the Investment Company Act of 1940, and may invest a large percentage of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the Concentrated Growth Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Goldman Sachs Mid Cap Value Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	Russell Midcap® Value Index
Investment Focus:	Mid-cap U.S. equity investments that are believed to be undervalued or undiscovered by the marketplace
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell Midcap® Value Index is currently between $183 million and $10.7 billion. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap® Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Growth Opportunities Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell Midcap® Growth
Investment Focus:	U.S. equity investments that offer long-term capital appreciation potential with a primary focus on mid-cap companies
Investment Style:	Growth

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in equity investments with a primary focus on mid-cap companies. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment Adviser to be strategically positioned for long-term growth. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Goldman Sachs Small Cap Value Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	Russell 2000® Value Index
Investment Focus:	Small-cap U.S. equity investments that are believed to be undervalued or undiscovered by the marketplace
Investment Style:	Value

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 2000® Value Index is currently between $9.7 million and $1.8 billion. Under normal circumstances, the Fund's investment horizon for ownership of stocks will be two to three years. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market capitalizations outside the range of companies constituting the Russell 2000® Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

[This page intentionally left blank]

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Investment Practices				
Borrowings	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps*	15	—	—	—
Cross Hedging of Currencies	•	•	•	•
Custodial Receipts and Trust Certificates	•	•	•	•
Equity Swaps*	15	15	15	15
Foreign Currency Transactions**	•[1]	•	•	•
Futures Contracts and Options on Futures Contracts	•	•	•	•
Interest Rate Caps, Floors and Collars	•	—	—	—
Investment Company Securities (including iShares℠ and Standard & Poor's Depositary Receipts™)	*10*	*10*	*10*	*10*
Loan Participations	•	—	—	—
Mortgage Dollar Rolls	•	—	—	—
Options on Foreign Currencies[2]	•	•	•	•
Options on Securities and Securities Indices[3]	•	•	•	•
Repurchase Agreements	•	•	•	•
Reverse Repurchase Agreements (for investment purposes)	•	—	—	—
Securities Lending	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
Short Sales Against the Box	25	25	25	25
Unseasoned Companies	•	•	•	•
Warrants and Stock Purchase Rights	•	•	•	•
When-Issued Securities and Forward Commitments	•	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
** *Limited by the amount the Fund invests in foreign securities.*
[1] *The Balanced Fund may also enter into forward foreign currency exchange contracts to seek to increase total return.*
[2] *The Funds may purchase and sell call and put options.*
[3] *The Funds may sell covered call and put options and purchase call and put options.*

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
—	—	—	—	—	—
•	•	•	•	•	•
•	•	•	•	•	•
15	15	15	15	15	15
•	•	•	•	•	•
•	•	•	•	•	•
—	—	—	—	—	—
10	*10*	*10*	*10*	*10*	*10*
—	—	—	—	—	—
—	—	—	—	—	—
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
—	—	—	—	—	—
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*	*33 1/3*
25	25	25	25	25	25
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Investment Securities				
American, European and Global Depositary Receipts	•	•	•	•
Asset-Backed and Mortgage-Backed Securities[4]	•	—	•	•
Bank Obligations[4]	•	•	•	•
Convertible Securities[5]	•	•	•	•
Corporate Debt Obligations[4]	•	•	•	•
Equity Investments	*45-65*	80+	*90+*	*65+*
Emerging Country Securities	*10*[6]	20[6]	*10*[6]	*25*[6]
Fixed-Income Securities[7]	*35-45*[8]	20	•	*35*
Foreign Securities	*10*[6]	20[6]	*10*[6]	*25*[6]
Foreign Government Securities[4]	•	—	—	—
Municipal Securities	•	—	—	—
Non-Investment Grade Fixed-Income Securities	*10*[11]	10[12]	*10*[12]	*10*[12]
Real Estate Investment Trusts *(''REITs'')*	•	•	•	•
Stripped Mortgage Backed Securities[4]	•	—	—	—
Structured Securities*	•	•	•	•
Temporary Investments	*100*	*100*	*100*	*100*
U.S. Government Securities[4]	•	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	•	—	—	—

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

[4] *Limited by the amount the Fund invests in fixed-income securities.*

[5] *Convertible securities purchased by the Balanced Fund must be B or higher by Standard & Poor's Rating Group (''Standard & Poor's'') or Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO''). The Research Select Fund has no minimum rating criteria. All other Funds use the same rating criteria for convertible and non-convertible debt securities.*

[6] *The Balanced, Capital Growth, Growth and Income, Strategic Growth, Concentrated Growth and Growth Opportunities Funds may invest in the aggregate up to 10%, 10%, 25%, 10%, 10% and 10%, respectively, of their Total Assets in foreign securities, including emerging country securities. The Research Select, Mid Cap Value and Small Cap Value Funds may invest in the aggregate up to 20%, 25% and 25%, respectively, of their Net Assets in foreign securities, including emerging country securities.*

[7] *Except as noted under ''Convertible Securities'' and ''Non-Investment Grade Fixed-Income Securities,'' fixed-income securities must be investment grade (i.e., BBB or higher by Standard & Poor's, Baa or higher by Moody's or have a comparable rating by another NRSRO).*

[8] *The Balanced Fund invests at least 25% of its Total Assets in fixed-income senior securities; the remainder may be invested in other fixed-income securities and cash.*

[9] *The Mid Cap Value Fund may invest in the aggregate up to 20% of its Net Assets in: (1) securities of companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap Value Index at the time of investment; and (2) fixed-income securities.*

[10] *The Small Cap Value Fund may invest in the aggregate up to 20% of its Net Assets in: (1) securities of companies with public stock market capitalizations outside the range of companies constituting the Russell 2000® Value Index at the time of investment; and (2) fixed-income securities.*

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
80+	*90+*	*90+*	80+	*90+*	80+
—	*10*[6]	*10*[6]	25[6]	*10*[6]	25[6]
20	•	*10*	20[9]	•	20[10]
25	*10*[6]	*10*[6]	25[6]	*10*[6]	25[6]
—	—	—	—	—	—
—	—	—	—	—	—
10[12]	*10*[12]	—	*10*[13]	*10*[12]	20[12]
•	•	•	•	•	•
—	—	—	—	—	—
•	•	•	•	•	•
100	*100*	*100*	*100*	*100*	*100*
•	•	•	•	•	•
—	—	—	—	—	—

[11] *Must be at least BB or B by Standard & Poor's, Ba or B by Moody's or have a comparable rating by another NRSRO at the time of investment.*
[12] *May be BB or lower by Standard & Poor's, Ba or lower by Moody's or have a comparable rating by another NRSRO at the time of investment.*
[13] *Must be B or higher by Standard & Poor's, B or higher by Moody's or have a comparable rating by another NRSRO at the time of investment.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Credit/Default	•	•	•	•
Foreign	•	•	•	•
Emerging Countries	•	•	•	•
Stock	•	•	•	•
Derivatives	•	•	•	•
Interest Rate	•	•	•	•
Management	•	•	•	•
Market	•	•	•	•
Liquidity	•	•	•	•
Investment Style Risk	•	•	•	•
Mid Cap/Small Cap	—	•	—	—
Initial Public Offering (''IPO'')	—	•	—	—
Non-Diversification Risk	—	—	—	—

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
•	•	•	•	•	•
—	—	•	•	—	•
•	•	•	—	—	•
—	—	•	—	—	—

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.
- ***Emerging Countries Risk***—The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.

- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').
- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments

in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.

- ***Non-diversification Risk***—The Concentrated Growth Fund is not diversified, which means it may invest a larger percentage of its assets in fewer issuers than a ''diversified'' mutual fund. Under normal circumstances, the Fund intends to invest in approximately 30-45 companies. As a result of the relatively small number of issuers in which the Fund generally invests, it may be subject to greater risks than a more diversified fund. A change in the value of any single investment held by the Fund may affect the overall value of the Fund more than it would affect a diversified mutual fund that holds more investments. In particular, the Fund may be more susceptible to adverse developments affecting any single issuer in the Fund and may be susceptible to greater losses because of these developments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Service Shares from year to year; and (b) how the average annual total returns of a Fund's Service Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. The Concentrated Growth Fund commenced operations on September 3, 2002. Since this Fund has less than one calendar year's performance, no performance is provided in this section.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Service Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Service Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Service Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Service Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Balanced Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –15.18%.
Best Quarter*
Q4 '99 +8.14%
Worst Quarter*
Q3 '98 –8.76%
3.40%
8.56%
-0.73%
-3.55%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 8/15/97)		
Returns Before Taxes	–3.55%	2.06%
Returns After Taxes on Distributions**	–4.50%	0.23%
Returns After Taxes on Distributions and Sale of Fund Shares**	–2.18%	0.87%
S&P 500® Index***	–11.88%	6.47%
Lehman Brothers Aggregate Bond Index****	8.44%	7.34%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement account.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Aggregate Bond Index is an unmanaged index of bond prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Research Select Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –35.34%.
Best Quarter*
Q4 '01 +13.17%
Worst Quarter*
Q3 '01 –23.32%
-25.88%
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 6/19/00)		
Returns Before Taxes	–25.88%	–21.01%
Returns After Taxes on Distributions**	–25.88%	–21.01%
Returns After Taxes on Distributions and Sale of Fund Shares**	–15.76%	–16.58%
S&P 500 Index***	–11.88%	–14.38%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

During the period presented, under normal circumstances, the Fund purchased only equity securities that were included in the Goldman Sachs Global Investment Research Division's U.S. Select List. Certain changes to the Fund's portfolio management team and principal investment strategies became effective on September 23, 2002, and the Fund no longer invests in the U.S. Select List which has been discontinued.

Capital Growth Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –30.52%.
Best Quarter*
Q4 '98 +24.32%
Worst Quarter*
Q3 '01 –16.59%
33.69%
27.08%
-7.82%
-15.29%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 8/15/97)		
Returns Before Taxes	–15.29%	8.28%
Returns After Taxes on Distributions**	–15.32%	6.16%
Returns After Taxes on Distributions and Sale of Fund Shares**	–9.29%	6.29%
S&P 500® Index***	–11.88%	6.47%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Growth and Income Fund

TOTAL RETURN

The total return for Service Shares for the 9-month period ended September 30, 2002 was –17.55%.

Best Quarter*
Q2 '97 +15.16%

Worst Quarter*
Q3 '98 –16.98%

CALENDAR YEAR


27.87%
-5.45%
5.64%
-6.38%
-9.96%
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Service Shares (Inception 3/6/96)			
Returns Before Taxes	–9.96%	1.48%	4.32%
Returns After Taxes on Distributions**	–9.96%	0.43%	2.77%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.07%	0.89%	2.95%
S&P 500® Index***	–11.88%	10.69%	13.34%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Large Cap Value Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –18.33%.
Best Quarter*
Q3 '00 +8.57%
Worst Quarter*
Q3 '01 –9.47%
10.07%
-5.39%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 12/15/99)		
Returns Before Taxes	–5.39%	2.01%
Returns After Taxes on Distributions**	–5.46%	1.92%
Returns After Taxes on Distributions and Sale of Fund Shares**	–3.28%	1.57%
Russell 1000® Value Index***	–5.59%	1.44%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Value Index is an unmanaged market capitalization weighted index of the 1,000 largest ranking U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Strategic Growth Fund

TOTAL RETURN | **CALENDAR YEAR**


-7.30%
-15.98%
2000
2001

The total return for Service Shares for the 9-month period ended September 30, 2002 was –32.87%.

Best Quarter*
Q4 '01 +11.63%

Worst Quarter*
Q3 '01 –18.26%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 5/24/99)		
Returns Before Taxes	–15.98%	–2.56%
Returns After Taxes on Distributions**	–15.98%	–2.56%
Returns After Taxes on Distributions and Sale of Fund Shares**	–9.72%	–2.04%
Russell 1000® Growth Index***	–20.42%	–9.16%
S&P 500® Index****	–11.88%	–4.55%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Growth Index, an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values, has replaced the S&P 500® Index as the Fund's performance benchmark. The Russell 1000® Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Mid Cap Value Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –8.31%.
Best Quarter*
Q2 '99 +21.13%
Worst Quarter*
Q3 '98 –20.81%
-5.90%
-0.70%
31.34%
11.83%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 7/18/97)		
Returns Before Taxes	11.83%	8.52%
Returns After Taxes on Distributions**	11.26%	6.34%
Returns After Taxes on Distributions and Sale of Fund Shares**	7.72%	5.97%
Russell Midcap® Value Index***	2.32%	8.54%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell Midcap® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Growth Opportunities Fund

TOTAL RETURN

The total return for Service Shares for the 9-month period ended September 30, 2002 was –33.44%.

Best Quarter*
Q4 '01 +24.12%

Worst Quarter*
Q3 '01 –22.32%

CALENDAR YEAR


25.66%
4.82%
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 5/24/99)		
Returns Before Taxes	4.82%	31.15%
Returns After Taxes on Distributions**	4.82%	30.24%
Returns After Taxes on Distributions and Sale of Fund Shares**	2.94%	25.38%
Russell Midcap® Growth Index***	–20.15%	0.05%
S&P Midcap 400 Index****	–0.61%	10.40%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *Russell Midcap® Growth Index, an unmanaged index that measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values, has replaced the S&P Midcap 400 Index as the Fund's performance benchmark. The Russell Midcap® Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The stocks are also members of the Russell 1000 Growth Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The S&P Midcap 400 Index is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Small Cap Value Fund

TOTAL RETURN

The total return for Service Shares for the 9-month period ended September 30, 2002 was –10.83%.

Best Quarter*
Q2 '99 +30.02%

Worst Quarter*
Q3 '98 –32.23%

CALENDAR YEAR



31.75%
20.62%
-16.92%
-2.28%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 8/15/97)		
Returns Before Taxes	20.62%	7.77%
Returns After Taxes on Distributions**	20.32%	6.45%
Returns After Taxes on Distributions and Sale of Fund Shares**	12.55%	5.66%
Russell 2000® Value Index***	14.02%	8.45%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 2000® Value Index is an unmanaged index of common stock prices that measures the performance of those Russell 2,000 companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

[This page intentionally left blank]

Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of a Fund.

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Shareholder Fees (fees paid directly from your investment):				
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	None	None	None	None
Exchange Fees	None	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]				
Management Fees[2]	0.65%	1.00%	1.00%	0.70%
Other Expenses	0.83%	0.64%	0.57%	0.62%
Service Fees[3]	0.25%	0.25%	0.25%	0.25%
Shareholder Administration Fees	0.25%	0.25%	0.25%	0.25%
All Other Expenses[4]	0.33%	0.14%	0.07%	0.12%
Total Fund Operating Expenses*	1.48%	1.64%	1.57%	1.32%

See page 38 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Balanced Fund	Research Select Fund	Capital Growth Fund	Growth and Income Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):				
Management Fees	*0.65%*	*1.00%*	*0.95%*	*0.70%*
Other Expenses	*0.60%*	*0.60%*	*0.54%*	*0.59%*
Service Fees[3]	*0.25%*	*0.25%*	*0.25%*	*0.25%*
Shareholder Administration Fees	*0.25%*	*0.25%*	*0.25%*	*0.25%*
All Other Expenses[4]	*0.10%*	*0.10%*	*0.04%*	*0.09%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*1.25%*	*1.60%*	*1.49%*	*1.29%*

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
0.75%	1.00%	1.00%	0.75%	1.00%	1.00%
0.67%	0.73%	1.09%	0.62%	0.61%	0.63%
0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
0.17%	0.23%	0.59%	0.12%	0.11%	0.13%
1.42%	1.73%	2.09%	1.37%	1.61%	1.63%

Large Cap Value Fund	Strategic Growth Fund	Concentrated Growth Fund	Mid Cap Value Fund	Growth Opportunities Fund	Small Cap Value Fund
0.75%	*1.00%*	*1.00%*	*0.75%*	*1.00%*	*1.00%*
0.60%	*0.54%*	*0.58%*	*0.62%*	*0.61%*	*0.60%*
0.25%	*0.25%*	*0.25%*	*0.25%*	*0.25%*	*0.25%*
0.25%	*0.25%*	*0.25%*	*0.25%*	*0.25%*	*0.25%*
0.10%	*0.04%*	*0.08%*	*0.12%*	*0.11%*	*0.10%*
1.35%	*1.54%*	*1.58%*	*1.37%*	*1.61%*	*1.60%*

Fund Fees and Expenses continued

[1] *The Concentrated Growth Fund's annual operating expenses have been estimated for the current fiscal year. The annual operating expenses of all other Funds are based on actual expenses.*

[2] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the Capital Growth Fund equal to 0.05% of the Fund's average daily net assets. As a result of fee waivers, the current management fee of the Capital Growth Fund is 0.95% of the Fund's average daily net assets. The waiver may be terminated at any time at the option of the Investment Adviser.*

[3] *Service Organizations may charge other fees to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[4] *''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Service Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' (excluding management fees, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
Balanced	*0.06%*
Research Select	*0.06%*
Capital Growth	*0.00%*
Growth and Income	*0.05%*
Large Cap Value	*0.06%*
Strategic Growth	*0.00%*
Concentrated Growth	*0.04%*
Mid Cap Value	*0.10%*
Growth Opportunities	*0.11%*
Small Cap Value	*0.06%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Balanced	$151	$468	$ 808	$1,768
Research Select	$167	$517	$ 892	$1,944
Capital Growth	$160	$496	$ 855	$1,867
Growth and Income	$134	$418	$ 723	$1,590
Large Cap Value	$145	$449	$ 776	$1,702
Strategic Growth	$176	$545	$ 939	$2,041
Concentrated Growth	$212	$655	N/A	N/A
Mid Cap Value	$139	$434	$ 750	$1,646
Growth Opportunities	$164	$508	$ 876	$1,911
Small Cap Value	$166	$514	$ 887	$1,933

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	Balanced Research Select Growth and Income Large Cap Value Strategic Growth Concentrated Growth Mid Cap Value Growth Opportunities Small Cap Value
Goldman Sachs Funds Management, L.P. (''GSFM'') 32 Old Slip New York, New York 10005	Capital Growth

GSAM and GSFM are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSFM, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
Balanced	0.65%	0.65%
Research Select	1.00%	1.00%
Growth and Income	0.70%	0.70%
Large Cap Value	0.75%	0.75%
Strategic Growth	1.00%	1.00%
Concentrated Growth	1.00%	—
Mid Cap Value	0.75%	0.75%
Growth Opportunities	1.00%	1.00%
Small Cap Value	1.00%	1.00%
GSFM:		
Capital Growth	1.00%	0.99%*

* *Effective May 1, 2002, the Investment Adviser implemented a voluntary fee waiver equal to 0.05% of the Fund's average daily net assets.*

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Value Investment Team

- Fourteen portfolio managers/analysts with over 150 years of combined financial experience comprise the Investment Adviser's value investment team
- The team is organized by industry in order to deliver depth and breadth of research expertise
- Portfolio decision makers are actively conducting the research, which brings intensity and focus to the Value team process

Value Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Dolores Bamford Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Ms. Bamford joined the Investment Adviser as a portfolio manager for the Value team in April 2002. Prior to that, she was a portfolio manager at Putnam Investments for various products since 1991.
David L. Berdon Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value	Since 2002 2002 2002 2002 2002	Mr. Berdon joined the Investment Adviser as a research analyst in March 2001 and became a portfolio manager in October 2002. From September 1999 to March 2001, he was a Vice President for Business Development and Strategic Alliances at Soliloquy Inc. From September 1997 to September 1999, he was a principal consultant at Diamond Technology partners.
Andrew Braun Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Mr. Braun joined the Investment Adviser as a mutual fund product development analyst in July 1993. From January 1997 to April 2001, he was a research analyst on the Value team and he became a portfolio manager in May 2001.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Scott Carroll Vice President	Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Mr. Carroll joined the Investment Adviser as a portfolio manager for the Value team in May 2002. From 1996 to 2002, he worked at Van Kampen Funds where he had portfolio management and analyst responsibilities for Growth and Income and Equity Income funds.
Sally Pope Davis Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Ms. Davis joined the Investment Adviser as a portfolio manager in August 2001. From December 1999 to July 2001, she was a relationship manager in Private Wealth Management at Goldman Sachs. From August 1989 to November 1999, she was a bank analyst in the Goldman Sachs Investment Research Department.
Stacey Ann DeMatteis Vice President	Client Portfolio Manager— Balanced (Equity) Research Select Growth and Income Large Cap Value Mid Cap Value Small Cap Value	Since 2002 2002 2002 2002 2002 2002	Ms. DeMatteis joined the Investment Adviser as a product-marketing analyst in September 1993. From December 1997 to April 2000, she was a relationship manager in Broker-Dealer sales. In May 2000, she became a client portfolio manager on the Value Team.
J. Kelly Flynn Vice President	Portfolio Manager— Small Cap Value	Since 2002	Mr. Flynn joined the Investment Adviser as a portfolio manager in April 2002. From 1999 to 2002, he was a portfolio manager for Small Cap/SMID Cap Value products at Lazard Asset Management. From 1997 to 1999, he was a small cap value portfolio manager at 1838 Investment Advisors.
Sean Gallagher Vice President	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 2001 2001 2001 2001 2002	Mr. Gallagher joined the Investment Adviser as a research analyst in May 2000. He became a portfolio manager in December 2001. From October 1993 to May 2000, he was a research analyst at Merrill Lynch Asset Management.
James Otness Managing Director	Portfolio Manager— Mid Cap Value Small Cap Value	Since 2000 2000	Mr. Otness joined the Investment Adviser as a portfolio manager in May 2000. From 1998 to 2000, he headed Dolphin Asset Management. From 1970 to 1998, he worked at J.P. Morgan, most recently as a managing director and portfolio manager responsible for small-cap institutional equity investments.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Lisa Parisi Vice President	Portfolio Manager— Mid Cap Value Small Cap Value Research Select Balanced (Equity) Growth and Income Large Cap Value	Since 2001 2001 2002 2002 2002 2002	Ms. Parisi joined the Investment Adviser as a portfolio manager in August 2001. From December 2000 to August 2001, she was a portfolio manager at John A. Levin & Co. From March 1995 to December 2000, she was a portfolio manager and managing director at Valenzuela Capital.
Eileen Rominger Managing Director Chief Investment Officer	Portfolio Manager— Balanced (Equity) Growth and Income Large Cap Value Mid Cap Value Research Select	Since 1999 1999 1999 1999 2002	Ms. Rominger joined the Investment Adviser as a portfolio manager and Chief Investment Officer of the Value team in August 1999. From 1981 to 1999, she worked at Oppenheimer Capital, most recently as a senior portfolio manager.

Growth Investment Team

- 21-year consistent investment style applied through diverse and complete market cycles
- More than $18 billion in equities currently under management
- More than 300 client account relationships
- A portfolio management and analytical team with more than 250 years combined investment experience

Growth Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Steven M. Barry Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Growth Opportunities Balanced (Equity) Capital Growth Strategic Growth Research Select Concentrated Growth	Since 1999 2000 2000 2000 2002 2002	Mr. Barry joined the Investment Adviser as a portfolio manager in 1999. From 1988 to 1999, he was a portfolio manager at Alliance Capital Management.
Kenneth T. Berents Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager— Balanced (Equity) Capital Growth Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 2000 2000 2000 2000 2002 2002	Mr. Berents joined the Investment Adviser as a portfolio manager in 2000. From 1992 to 1999, he was Director of Research and head of the Investment Committee at Wheat First Union.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Herbert E. Ehlers Managing Director Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Ehlers joined the Investment Adviser as a senior portfolio manager and Chief Investment Officer of the Growth team in 1997. From 1981 to 1997, he was the Chief Investment Officer and Chairman of Liberty and its predecessor firm, Eagle.
Gregory H. Ekizian Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Ekizian joined the Investment Adviser as portfolio manager and Co-Chair of the Growth Investment Committee in 1997. From 1990 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.
Scott Kolar Vice President	Portfolio Manager— Growth Opportunities Capital Growth Balanced (Equity) Strategic Growth Research Select Concentrated Growth	Since 1999 2000 2000 2000 2002 2002	Mr. Kolar joined the Investment Adviser as an equity analyst in 1997 and became a portfolio manager in 1999. From 1994 to 1997, he was an equity analyst and information systems specialist at Liberty.
Andrew F. Pyne Managing Director	Senior Portfolio Manager— Balanced (Equity) Capital Growth Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 2001 2001 2001 2001 2002 2002	Mr. Pyne joined the Investment Adviser as a product manager in 1997. He became a portfolio manager in August 2001. From 1992 to 1997, he was a product manager at Van Kampen Investments.
Ernest C. Segundo, Jr. Vice President Co-Chairman Investment Committee	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Segundo joined the Investment Adviser as a portfolio manager in 1997. From 1992 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.
Mark Shattan Vice President	Portfolio Manager— Research Select Capital Growth Strategic Growth Concentrated Growth Growth Opportunities	Since 2002 2002 2002 2002 2002	Mr. Shattan joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2002. From 1997 to 1999 he was an equity research analyst at Salomon Smith Barney.
David G. Shell Managing Director Co-Chief Investment Officer	Senior Portfolio Manager— Capital Growth Balanced (Equity) Strategic Growth Growth Opportunities Research Select Concentrated Growth	Since 1997 1998 1999 1999 2002 2002	Mr. Shell joined the Investment Adviser as a portfolio manager in 1997. From 1987 to 1997, he was a portfolio manager at Liberty and its predecessor firm, Eagle.

Fixed-Income Investment Team

- The fixed-income investment team is comprised of a deep team of sector specialists
- The team strives to maximize risk-adjusted returns by de-emphasizing interest rate anticipation and focusing on security selection and sector allocation
- The team manages approximately $84 billion in fixed-income assets for retail, institutional and high net worth clients

Fixed-Income Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Jonathan A. Beinner Chief Investment Officer, Fixed-Income Portfolio Management	Senior Portfolio Manager— Balanced (Fixed-Income)	Since 1994	Mr. Beinner joined the Investment Adviser in 1990 as a portfolio manager.
James B. Clark Managing Director Co-Head U.S. Fixed-Income	Portfolio Manager— Balanced (Fixed-Income)	Since 1994	Mr. Clark joined the Investment Adviser in 1994 as a portfolio manager after working as an investment manager in the mortgage-backed securities group at Travelers Insurance Company.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the

same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
Balanced	Quarterly	Annually
Research Select	Annually	Annually
Capital Growth	Annually	Annually
Growth and Income	Quarterly	Annually
Large Cap Value	Annually	Annually
Strategic Growth	Annually	Annually
Concentrated Growth	Annually	Annually
Mid Cap Value	Annually	Annually
Growth Opportunities	Annually	Annually
Small Cap Value	Annually	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Funds?

Generally, Service Shares may be purchased only through institutions that have agreed to provide shareholder administration and personal and account maintenance services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Service Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing payments for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.25% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge

to the Funds, to selected Service Organizations and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Service Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Funds will arrange for redemption proceeds to be wired as federal funds to the bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organization.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Service Shares of any Service Organization whose account balance falls below $50 as a result of a redemption. The Funds will not redeem Service Shares on this basis if the value of the account falls below the minimum

account balance solely as a result of market conditions. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for Service Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:
- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirement of that Fund, except that this requirement may be waived at the discretion of the Trust.

- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types Of Reports Will Be Sent Regarding Investments In Service Shares?

Service Organizations will receive from the Funds annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Service Shares in accordance with the rules that apply to their accounts with the Service Organizations.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2002 and 2003, this withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to

investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund

may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ‘‘unseasoned’’ issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There

may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are

quoted in U.S. dollars. Similarly, EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may

not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an

example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. The Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and

may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objectives and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk

characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are

not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may

also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options

entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net asset. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment

pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33$^{1}/_{3}$% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares^{SM}, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate

share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares℠.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher

or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a

third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ‘‘credit enhancement.’’ However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (‘‘CMOs’’) and Real Estate Mortgage Investment Conduit (‘‘REMIC’’) pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-backed securities also include stripped mortgage-backed securities (‘‘SMBS’’), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Mortgage Dollar Rolls. Certain Funds may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the

Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Yield Curve Options. Certain Funds may enter into options on the yield ‘‘spread’’ or differential between two securities. Such transactions are referred to as ‘‘yield curve’’ options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of an underlying security remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Reverse Repurchase Agreements. Certain Funds may enter into reverse repurchase agreements. Reverse repurchase agreements involve the sale of securities held by a Fund subject to the Fund’s agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the Investment Adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by a Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by a Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by a Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.

Municipal Securities. Certain Funds may invest in securities and instruments issued by state and local government issuers. Municipal securities in which a Fund may invest consist of bonds, notes, commercial paper and other instruments (including participating interests in such securities) issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. Such securities may pay fixed, variable or floating rates of interest. Municipal securities are often issued

to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which municipal securities may be issued include refunding outstanding obligations, obtaining funds for general operating expenses, and obtaining funds to lend to other public institutions and facilities. Municipal securities in which a Fund may invest include private activity bonds, municipal leases, certificates of participation, pre-funded municipal securities and auction rate securities. Dividends paid by the Funds based on investments in municipal securities will be taxable.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. Certain Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of

a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Certain Funds may enter into the transactions described above for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market value, interest rates and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if these investment techniques were not used.

Loan Participations. Certain Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. A Fund may only invest in loans to issuers in whose obligations it may otherwise invest. Loan participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When a Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Fund lacks direct recourse, it will look to the agent bank to enforce appropriate credit remedies against the borrower. In these cases, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Fund may be regarded as a creditor of the agent bank (rather than of the underlying corporate borrower), so that the Fund may also be subject to the risk that the agent bank may become insolvent.

Inverse Floaters. Certain Funds may invest in inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

[This page intentionally left blank]

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request). The information for all periods prior to the period ended August 31, 2000 has been audited by the Funds' previous independent accountants.

BALANCED FUND

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$18.34	$0.47[ce]	$(2.03)[e]	$(1.56)
2002 - Class B Shares	18.21	0.33[ce]	(2.01)[e]	(1.68)
2002 - Class C Shares	18.19	0.33[ce]	(2.00)[e]	(1.67)
2002 - Institutional Shares	18.38	0.54[ce]	(2.04)[e]	(1.50)
2002 - Service Shares	18.35	0.44[ce]	(2.02)[e]	(1.58)
2001 - Class A Shares	21.42	0.54[c]	(2.62)	(2.08)
2001 - Class B Shares	21.27	0.39[c]	(2.60)	(2.21)
2001 - Class C Shares	21.25	0.39[c]	(2.60)	(2.21)
2001 - Institutional Shares	21.46	0.62[c]	(2.62)	(2.00)
2001 - Service Shares	21.41	0.55[c]	(2.65)	(2.10)
2000 - Class A Shares	20.38	0.60[c]	1.75	2.35
2000 - Class B Shares	20.26	0.45[c]	1.73	2.18
2000 - Class C Shares	20.23	0.45[c]	1.74	2.19
2000 - Institutional Shares	20.39	0.71[c]	1.75	2.46
2000 - Service Shares	20.37	0.59[c]	1.74	2.33
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	20.48	0.32	(0.19)	0.13
1999 - Class B Shares	20.37	0.22	(0.18)	0.04
1999 - Class C Shares	20.34	0.23	(0.19)	0.04
1999 - Institutional Shares	20.48	0.53	(0.35)	0.18
1999 - Service Shares	20.47	1.22	(1.14)	0.08
For The Years Ended January 31,				
1999 - Class A Shares	20.29	0.58	0.20	0.78
1999 - Class B Shares	20.20	0.41	0.21	0.62
1999 - Class C Shares	20.17	0.41	0.21	0.62
1999 - Institutional Shares	20.29	0.64	0.20	0.84
1999 - Service Shares	20.28	0.53	0.21	0.74
1998 - Class A Shares	18.78	0.57	2.66	3.23
1998 - Class B Shares	18.73	0.50	2.57	3.07
1998 - Class C Shares (commenced August 15, 1997)	21.10	0.25	0.24	0.49
1998 - Institutional Shares (commenced August 15, 1997)	21.18	0.26	0.32	0.58
1998 - Service Shares (commenced August 15, 1997)	21.18	0.22	0.32	0.54

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.50)	$ —	$ —	$(0.50)	$16.28	(8.67)%	$100,541	1.16%
(0.37)	—	—	(0.37)	16.16	(9.38)	23,871	1.91
(0.37)	—	—	(0.37)	16.15	(9.34)	5,377	1.91
(0.57)	—	—	(0.57)	16.31	(8.33)	2,157	0.76
(0.47)	—	—	(0.47)	16.30	(8.79)	10	1.26
(0.74)	—	(0.26)	(1.00)	18.34	(9.95)	109,350	1.15
(0.59)	—	(0.26)	(0.85)	18.21	(10.62)	28,316	1.90
(0.59)	—	(0.26)	(0.85)	18.19	(10.63)	7,113	1.90
(0.82)	—	(0.26)	(1.08)	18.38	(9.56)	2,379	0.75
(0.70)	—	(0.26)	(0.96)	18.35	(10.06)	16	1.25
(0.50)	—	(0.81)	(1.31)	21.42	12.00	135,632	1.12
(0.36)	—	(0.81)	(1.17)	21.27	11.17	33,759	1.87
(0.36)	—	(0.81)	(1.17)	21.25	11.23	8,658	1.87
(0.58)	—	(0.81)	(1.39)	21.46	12.59	2,509	0.72
(0.48)	—	(0.81)	(1.29)	21.41	11.89	17	1.22
(0.23)	—	—	(0.23)	20.38	0.62	169,395	1.10[b]
(0.15)	—	—	(0.15)	20.26	0.20	40,515	1.85[b]
(0.15)	—	—	(0.15)	20.23	0.18	11,284	1.85[b]
(0.27)	—	—	(0.27)	20.39	0.86	2,361	0.70[b]
(0.18)	—	—	(0.18)	20.37	0.39	15	1.20[b]
(0.59)	—	—	(0.59)	20.48	3.94	192,453	1.04
(0.45)	—	—	(0.45)	20.37	3.15	43,926	1.80
(0.45)	—	—	(0.45)	20.34	3.14	14,286	1.80
(0.65)	—	—	(0.65)	20.48	4.25	8,010	0.73
(0.55)	—	—	(0.55)	20.47	3.80	490	1.23
(0.56)	—	(1.16)	(1.72)	20.29	17.54	163,636	1.00
(0.42)	(0.02)	(1.16)	(1.60)	20.20	16.71	23,639	1.76
(0.22)	(0.04)	(1.16)	(1.42)	20.17	2.49	8,850	1.77[b]
(0.23)	(0.08)	(1.16)	(1.47)	20.29	2.93	8,367	0.76[b]
(0.22)	(0.06)	(1.16)	(1.44)	20.28	2.66	16	1.26[b]

BALANCED FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For The Years Ended August 31,				
2002 - Class A Shares	2.61%[e]	1.38%	2.39%[e]	169%
2002 - Class B Shares	1.86[e]	2.13	1.64[e]	169
2002 - Class C Shares	1.86[e]	2.13	1.64[e]	169
2002 - Institutional Shares	3.01[e]	0.98	2.79[e]	169
2002 - Service Shares	2.49[e]	1.48	2.27[e]	169
2001 - Class A Shares	2.78	1.34	2.59	187
2001 - Class B Shares	2.03	2.09	1.84	187
2001 - Class C Shares	2.03	2.09	1.84	187
2001 - Institutional Shares	3.18	0.94	2.99	187
2001 - Service Shares	2.84	1.44	2.65	187
2000 - Class A Shares	2.94	1.29	2.77	154
2000 - Class B Shares	2.19	2.04	2.02	154
2000 - Class C Shares	2.19	2.04	2.02	154
2000 - Institutional Shares	3.46	0.89	3.29	154
2000 - Service Shares	2.86	1.39	2.69	154
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	2.58[b]	1.32[b]	2.36[b]	90
1999 - Class B Shares	1.83[b]	2.07[b]	1.61[b]	90
1999 - Class C Shares	1.84[b]	2.07[b]	1.62[b]	90
1999 - Institutional Shares	2.96[b]	0.92[b]	2.74[b]	90
1999 - Service Shares	2.46[b]	1.42[b]	2.24[b]	90
For The Years Ended January 31,				
1999 - Class A Shares	2.90	1.45	2.49	175
1999 - Class B Shares	2.16	2.02	1.94	175
1999 - Class C Shares	2.17	2.02	1.95	175
1999 - Institutional Shares	3.22	0.95	3.00	175
1999 - Service Shares	2.77	1.45	2.55	175
1998 - Class A Shares	2.94	1.57	2.37	190
1998 - Class B Shares	2.14	2.07	1.83	190
1998 - Class C Shares (commenced August 15, 1997)	2.13[b]	2.08[b]	1.82[b]	190
1998 - Institutional Shares (commenced August 15, 1997)	3.13[b]	1.07[b]	2.82[b]	190
1998 - Service Shares (commenced August 15, 1997)	2.58[b]	1.57[b]	2.27[b]	190

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment loss[C]	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Year Ended August 31,				
2002 - Class A Shares	$ 7.07	$(0.04)	$(2.04)	$(2.08)
2002 - Class B Shares	7.01	(0.08)	(2.03)	(2.11)
2002 - Class C Shares	7.02	(0.08)	(2.03)	(2.11)
2002 - Institutional Shares	7.11	(0.01)	(2.07)	(2.08)
2002 - Service Shares	7.07	(0.04)	(2.05)	(2.09)
For the Year Ended August 31,				
2001 - Class A Shares	10.77	(0.06)	(3.64)	(3.70)
2001 - Class B Shares	10.76	(0.13)	(3.62)	(3.75)
2001 - Class C Shares	10.77	(0.13)	(3.62)	(3.75)
2001 - Institutional Shares	10.78	(0.03)	(3.64)	(3.67)
2001 - Service Shares	10.78	(0.08)	(3.63)	(3.71)
For the Period Ended August 31,				
2000 - Class A Shares (commenced June 19, 2000)	10.00	(0.02)	0.79	0.77
2000 - Class B Shares (commenced June 19, 2000)	10.00	(0.04)	0.80	0.76
2000 - Class C Shares (commenced June 19, 2000)	10.00	(0.04)	0.81	0.77
2000 - Institutional Shares (commenced June 19, 2000)	10.00	(0.01)	0.79	0.78
2000 - Service Shares (commenced June 19, 2000)	10.00	(0.02)	0.80	0.78

See page 112 for all footnotes.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
$ 4.99	(29.42)%	$129,737	1.51%	(0.57)%	1.54%	(0.60)%	107%
4.90	(30.10)	153,395	2.26	(1.32)	2.29	(1.35)	107
4.91	(30.06)	78,434	2.26	(1.32)	2.29	(1.35)	107
5.03	(29.25)	5,220	1.11	(0.18)	1.14	(0.21)	107
4.98	(29.56)	11	1.61	(0.66)	1.64	(0.69)	107
7.07	(34.35)	304,677	1.50	(0.73)	1.53	(0.76)	171
7.01	(34.85)	303,539	2.25	(1.48)	2.28	(1.51)	171
7.02	(34.82)	169,576	2.25	(1.48)	2.28	(1.51)	171
7.11	(34.04)	17,077	1.10	(0.32)	1.13	(0.35)	171
7.07	(34.35)	13	1.60	(0.91)	1.63	(0.94)	171
10.77	7.70	217,861	1.50[b]	(1.04)[b]	2.05[b]	(1.59)[b]	5
10.76	7.60	201,437	2.25[b]	(1.79)[b]	2.80[b]	(2.34)[b]	5
10.77	7.70	96,393	2.25[b]	(1.78)[b]	2.80[b]	(2.33)[b]	5
10.78	7.80	12,677	1.10[b]	(0.50)[b]	1.65[b]	(1.05)[b]	5
10.78	7.70	12	1.60[b]	(1.13)[b]	2.15[b]	(1.68)[b]	5

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Net realized and unrealized gains (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$19.76	$(0.05)[C]	$(4.24)	$(4.29)
2002 - Class B Shares	18.90	(0.18)[C]	(4.03)	(4.21)
2002 - Class C Shares	18.88	(0.18)[C]	(4.03)	(4.21)
2002 - Institutional Shares	20.02	0.02[C]	(4.30)	(4.28)
2002 - Service Shares	19.63	(0.07)[C]	(4.20)	(4.27)
2001 - Class A Shares	28.95	(0.06)[C]	(7.23)	(7.29)
2001 - Class B Shares	27.99	(0.23)[C]	(6.96)	(7.19)
2001 - Class C Shares	27.94	(0.22)[C]	(6.94)	(7.16)
2001 - Institutional Shares	29.19	0.03[C]	(7.30)	(7.27)
2001 - Service Shares	28.81	(0.08)[C]	(7.20)	(7.28)
2000 - Class A Shares	24.96	(0.11)[C]	6.29	6.18
2000 - Class B Shares	24.37	(0.30)[C]	6.11	5.81
2000 - Class C Shares	24.33	(0.30)[C]	6.10	5.80
2000 - Institutional Shares	25.06	—[C]	6.32	6.32
2000 - Service Shares	24.88	(0.13)[C]	6.25	6.12
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	24.03	(0.08)	1.01	0.93
1999 - Class B Shares	23.57	(0.17)	0.97	0.80
1999 - Class C Shares	23.52	(0.16)	0.97	0.81
1999 - Institutional Shares	24.07	(0.02)	1.01	0.99
1999 - Service Shares	23.96	(0.08)	1.00	0.92
For the Years Ended January 31,				
1999 - Class A Shares	18.48	(0.03)	6.35	6.32
1999 - Class B Shares	18.27	(0.12)	6.19	6.07
1999 - Class C Shares	18.24	(0.10)	6.15	6.05
1999 - Institutional Shares	18.45	0.01	6.38	6.39
1999 - Service Shares	18.46	(0.04)	6.31	6.27
1998 - Class A Shares	16.73	0.02	4.78	4.80
1998 - Class B Shares	16.67	0.02	4.61	4.63
1998 - Class C Shares (commenced August 15, 1997)	19.73	(0.02)	1.60	1.58
1998 - Institutional Shares (commenced August 15, 1997)	19.88	0.02	1.66	1.68
1998 - Service Shares (commenced August 15, 1997)	19.88	(0.01)	1.66	1.65

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.03)	$(0.03)	$15.44	(21.74)%	$1,388,868	1.43%
—	—	(0.03)	(0.03)	14.66	(22.31)	238,335	2.18
—	—	(0.03)	(0.03)	14.64	(22.33)	101,783	2.18
—	—	(0.03)	(0.03)	15.71	(21.41)	316,020	1.03
—	—	(0.03)	(0.03)	15.33	(21.78)	5,976	1.53
—	—	(1.90)	(1.90)	19.76	(26.48)	2,001,259	1.44
—	—	(1.90)	(1.90)	18.90	(27.06)	338,673	2.19
—	—	(1.90)	(1.90)	18.88	(27.00)	127,839	2.19
—	—	(1.90)	(1.90)	20.02	(26.18)	444,195	1.04
—	—	(1.90)	(1.90)	19.63	(26.58)	8,979	1.54
—	—	(2.19)	(2.19)	28.95	25.70	2,736,484	1.45
—	—	(2.19)	(2.19)	27.99	24.75	451,666	2.20
—	—	(2.19)	(2.19)	27.94	24.75	143,126	2.20
—	—	(2.19)	(2.19)	29.19	26.18	497,986	1.05
—	—	(2.19)	(2.19)	28.81	25.53	13,668	1.55
—	—	—	—	24.96	3.87	1,971,097	1.44[b]
—	—	—	—	24.37	3.39	329,870	2.19[b]
—	—	—	—	24.33	3.44	87,284	2.19[b]
—	—	—	—	25.06	4.11	255,210	1.04[b]
—	—	—	—	24.88	3.84	6,466	1.54[b]
—	—	(0.77)	(0.77)	24.03	34.58	1,992,716	1.42
—	—	(0.77)	(0.77)	23.57	33.60	236,369	2.19
—	—	(0.77)	(0.77)	23.52	33.55	60,234	2.19
—	—	(0.77)	(0.77)	24.07	35.02	41,817	1.07
—	—	(0.77)	(0.77)	23.96	34.34	3,085	1.57
(0.01)	(0.01)	(3.03)	(3.05)	18.48	29.71	1,256,595	1.40
—	—	(3.03)	(3.03)	18.27	28.73	40,827	2.18
—	(0.04)	(3.03)	(3.07)	18.24	8.83	5,395	2.21[b]
(0.01)	(0.07)	(3.03)	(3.11)	18.45	9.31	7,262	1.16[b]
—	(0.04)	(3.03)	(3.07)	18.46	9.18	2	1.50[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.29)%	1.47%	(0.33)%	11%
2002 - Class B Shares	(1.04)	2.22	(1.08)	11
2002 - Class C Shares	(1.04)	2.22	(1.08)	11
2002 - Institutional Shares	0.11	1.07	0.07	11
2002 - Service Shares	(0.39)	1.57	(0.43)	11
2001 - Class A Shares	(0.25)	1.46	(0.27)	18
2001 - Class B Shares	(1.00)	2.21	(1.02)	18
2001 - Class C Shares	(1.00)	2.21	(1.02)	18
2001 - Institutional Shares	0.15	1.06	0.13	18
2001 - Service Shares	(0.35)	1.56	(0.37)	18
2000 - Class A Shares	(0.41)	1.47	(0.44)	34
2000 - Class B Shares	(1.16)	2.22	(1.19)	34
2000 - Class C Shares	(1.16)	2.22	(1.19)	34
2000 - Institutional Shares	—	1.07	(0.03)	34
2000 - Service Shares	(0.49)	1.57	(0.52)	34
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.53)[b]	1.47[b]	(0.56)[b]	18
1999 - Class B Shares	(1.29)[b]	2.22[b]	(1.32)[b]	18
1999 - Class C Shares	(1.29)[b]	2.22[b]	(1.32)[b]	18
1999 - Institutional Shares	(0.20)[b]	1.07[b]	(0.23)[b]	18
1999 - Service Shares	(0.65)[b]	1.57[b]	(0.68)[b]	18
For the Years Ended January 31,				
1999 - Class A Shares	(0.18)	1.58	(0.34)	30
1999 - Class B Shares	(0.98)	2.21	(1.00)	30
1999 - Class C Shares	(1.00)	2.21	(1.02)	30
1999 - Institutional Shares	0.11	1.09	0.09	30
1999 - Service Shares	(0.37)	1.59	(0.39)	30
1998 - Class A Shares	0.08	1.65	(0.17)	62
1998 - Class B Shares	(0.77)	2.18	(0.77)	62
1998 - Class C Shares (commenced August 15, 1997)	(0.86)[b]	2.21[b]	(0.86)[b]	62
1998 - Institutional Shares (commenced August 15, 1997)	0.18[b]	1.16[b]	0.18[b]	62
1998 - Service Shares (commenced August 15, 1997)	(0.16)[b]	1.50[b]	(0.16)[b]	62

[This page intentionally left blank]

GROWTH AND INCOME FUND

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For The Years Ended August 31,				
2002 - Class A Shares	$19.66	$ 0.18[C]	$(1.69)	$(1.51)
2002 - Class B Shares	19.23	0.04[C]	(1.65)	(1.61)
2002 - Class C Shares	19.19	0.04[C]	(1.65)	(1.61)
2002 - Institutional Shares	19.84	0.22[C]	(1.66)	(1.44)
2002 - Service Shares	19.63	0.16[C]	(1.68)	(1.52)
2001 - Class A Shares	24.78	0.01[C]	(5.13)	(5.12)
2001 - Class B Shares	24.42	(0.15)[C]	(5.04)	(5.19)
2001 - Class C Shares	24.37	(0.15)[C]	(5.03)	(5.18)
2001 - Institutional Shares	24.91	0.11[C]	(5.18)	(5.07)
2001 - Service Shares	24.77	(0.01)[C]	(5.13)	(5.14)
2000 - Class A Shares	24.68	0.07[C]	1.44	1.51
2000 - Class B Shares	24.46	(0.10)[C]	1.42	1.32
2000 - Class C Shares	24.41	(0.09)[C]	1.40	1.31
2000 - Institutional Shares	24.72	0.16[C]	1.49	1.65
2000 - Service Shares	24.68	0.05[C]	1.44	1.49
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	24.33	0.19	0.31	0.50
1999 - Class B Shares	24.13	0.08	0.31	0.39
1999 - Class C Shares	24.08	0.08	0.30	0.38
1999 - Institutional Shares	24.35	0.34	0.23	0.57
1999 - Service Shares	24.33	0.17	0.32	0.49
For The Years Ended January 31,				
1999 - Class A Shares	25.93	0.20	(1.60)	(1.40)
1999 - Class B Shares	25.73	0.02	(1.58)	(1.56)
1999 - Class C Shares	25.70	0.02	(1.59)	(1.57)
1999 - Institutional Shares	25.95	0.29	(1.58)	(1.29)
1999 - Service Shares	25.92	0.17	(1.58)	(1.41)
1998 - Class A Shares	23.18	0.11	5.27	5.38
1998 - Class B Shares	23.10	0.04	5.14	5.18
1998 - Class C Shares (commenced August 15, 1997)	28.20	(0.01)	0.06	0.05
1998 - Institutional Shares	23.19	0.27	5.23	5.50
1998 - Service Shares	23.17	0.14	5.23	5.37

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.14)	$ —	$ —	$(0.14)	$18.01	(7.74)%	$ 291,151	1.20%
(0.07)	—	—	(0.07)	17.55	(8.42)	76,772	1.95
(0.07)	—	—	(0.07)	17.51	(8.42)	9,336	1.95
(0.18)	—	—	(0.18)	18.22	(7.36)	4,539	0.80
(0.13)	—	—	(0.13)	17.98	(7.80)	3,819	1.30
—	—	—	—	19.66	(20.66)	355,205	1.19
—	—	—	—	19.23	(21.25)	98,747	1.94
—	—	—	—	19.19	(21.22)	10,360	1.94
—	—	—	—	19.84	(20.32)	28,201	0.79
—	—	—	—	19.63	(20.75)	5,581	1.29
(0.05)	(0.03)	(1.33)	(1.41)	24.78	6.48	576,354	1.18
(0.02)	(0.01)	(1.33)	(1.36)	24.42	5.70	155,527	1.93
(0.01)	(0.01)	(1.33)	(1.35)	24.37	5.67	15,746	1.93
(0.09)	(0.04)	(1.33)	(1.46)	24.91	7.05	28,543	0.78
(0.05)	(0.02)	(1.33)	(1.40)	24.77	6.40	7,926	1.28
(0.15)	—	—	(0.15)	24.68	2.05	855,174	1.19[b]
(0.06)	—	—	(0.06)	24.46	1.60	271,912	1.94[b]
(0.05)	—	—	(0.05)	24.41	1.58	31,328	1.94[b]
(0.20)	—	—	(0.20)	24.72	2.32	32,181	0.79[b]
(0.14)	—	—	(0.14)	24.68	2.01	10,008	1.29[b]
(0.19)	(0.01)	—	(0.20)	24.33	(5.40)	1,122,157	1.22
(0.04)	—	—	(0.04)	24.13	(6.07)	349,662	1.92
(0.05)	—	—	(0.05)	24.08	(6.12)	48,146	1.92
(0.30)	(0.01)	—	(0.31)	24.35	(5.00)	173,696	0.80
(0.17)	(0.01)	—	(0.18)	24.33	(5.44)	11,943	1.30
(0.11)	—	(2.52)	(2.63)	25.93	23.71	1,216,582	1.25
—	(0.03)	(2.52)	(2.55)	25.73	22.87	307,815	1.94
—	(0.03)	(2.52)	(2.55)	25.70	0.51	31,686	1.99[b]
(0.22)	—	(2.52)	(2.74)	25.95	24.24	36,225	0.83
(0.06)	(0.04)	(2.52)	(2.62)	25.92	23.63	8,893	1.32

GROWTH AND INCOME FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,				
2002 - Class A Shares	0.95%	1.22%	0.93%	89%
2002 - Class B Shares	0.19	1.97	0.17	89
2002 - Class C Shares	0.21	1.97	0.19	89
2002 - Institutional Shares	1.12	0.82	1.10	89
2002 - Service Shares	0.83	1.32	0.81	89
2001 - Class A Shares	0.07	1.21	0.05	40
2001 - Class B Shares	(0.68)	1.96	(0.70)	40
2001 - Class C Shares	(0.68)	1.96	(0.70)	40
2001 - Institutional Shares	0.49	0.81	0.47	40
2001 - Service Shares	(0.03)	1.31	(0.05)	40
2000 - Class A Shares	0.31	1.18	0.31	87
2000 - Class B Shares	(0.41)	1.93	(0.41)	87
2000 - Class C Shares	(0.40)	1.93	(0.40)	87
2000 - Institutional Shares	0.69	0.78	0.69	87
2000 - Service Shares	0.20	1.28	0.20	87
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	1.26[b]	1.20[b]	1.25[b]	55
1999 - Class B Shares	0.51[b]	1.95[b]	0.50[b]	55
1999 - Class C Shares	0.51[b]	1.95[b]	0.50[b]	55
1999 - Institutional Shares	1.72[b]	0.80[b]	1.71[b]	55
1999 - Service Shares	1.16[b]	1.30[b]	1.15[b]	55
For The Years Ended January 31,				
1999 - Class A Shares	0.78	1.32	0.68	126
1999 - Class B Shares	0.09	1.92	0.09	126
1999 - Class C Shares	0.10	1.92	0.10	126
1999 - Institutional Shares	1.25	0.80	1.25	126
1999 - Service Shares	0.72	1.30	0.72	126
1998 - Class A Shares	0.43	1.42	0.26	62
1998 - Class B Shares	(0.35)	1.94	(0.35)	62
1998 - Class C Shares (commenced August 15, 1997)	(0.48)[b]	1.99[b]	(0.48)[b]	62
1998 - Institutional Shares	0.76	0.83	0.76	62
1998 - Service Shares	0.32	1.32	0.32	62

[This page intentionally left blank]

LARGE CAP VALUE FUND

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)[c]	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations	Distributions to shareholders: From net investment income	Net asset value, end of period
For the Years Ended August 31,						
2002 - Class A Shares	$10.21	$ 0.08	$(1.01)	$(0.93)	$(0.04)	$ 9.24
2002 - Class B Shares	10.10	—	(0.99)	(0.99)	—	9.11
2002 - Class C Shares	10.10	—	(0.99)	(0.99)	—	9.11
2002 - Institutional Shares	10.24	0.12	(1.01)	(0.89)	(0.06)	9.29
2002 - Service Shares	10.23	0.08	(1.00)	(0.92)	(0.02)	9.29
2001 - Class A Shares	10.39	0.08	(0.20)	(0.12)	(0.06)	10.21
2001 - Class B Shares	10.33	(0.01)	(0.19)	(0.20)	(0.03)	10.10
2001 - Class C Shares	10.32	(0.01)	(0.19)	(0.20)	(0.02)	10.10
2001 - Institutional Shares	10.40	0.12	(0.20)	(0.08)	(0.08)	10.24
2001 - Service Shares	10.38	0.08	(0.20)	(0.12)	(0.03)	10.23
For the Period Ended August 31,						
2000 - Class A Shares (commenced Dec. 15, 1999)	10.00	0.06	0.33	0.39	—	10.39
2000 - Class B Shares (commenced Dec. 15, 1999)	10.00	—	0.33	0.33	—	10.33
2000 - Class C Shares (commenced Dec. 15, 1999)	10.00	0.01	0.31	0.32	—	10.32
2000 - Institutional Shares (commenced Dec. 15, 1999)	10.00	0.09	0.31	0.40	—	10.40
2000 - Service Shares (commenced Dec. 15, 1999)	10.00	0.07	0.31	0.38	—	10.38

See page 112 for all footnotes.

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
(9.12)%	$232,501	1.26%	0.80%	1.32%	0.74%	91%
(9.80)	11,772	2.01	0.04	2.07	(0.02)	91
(9.80)	4,420	2.01	0.05	2.07	(0.01)	91
(8.73)	78,146	0.86	1.19	0.92	1.13	91
(9.03)	1	1.36	0.84	1.42	0.78	91
(1.21)	123,013	1.25	0.73	1.83	0.15	69
(1.98)	8,830	2.00	(0.06)	2.58	(0.64)	69
(1.96)	3,636	2.00	(0.05)	2.58	(0.63)	69
(0.81)	50,740	0.85	1.09	1.43	0.51	69
(1.17)	2	1.35	0.80	1.93	0.22	69
3.90	7,181	1.25[b]	0.84[b]	3.30[b]	(1.21)[b]	67
3.30	1,582	2.00[b]	0.06[b]	4.05[b]	(1.99)[b]	67
3.20	850	2.00[b]	0.15[b]	4.05[b]	(1.90)[b]	67
4.00	16,155	0.85[b]	1.31[b]	2.90[b]	(0.74)[b]	67
3.80	2	1.35[b]	0.95[b]	3.40[b]	(1.10)[b]	67

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 9.22	$(0.06)[C]	$(2.21)	$(2.27)
2002 - Class B Shares	9.07	(0.12)[C]	(2.16)	(2.28)
2002 - Class C Shares	9.08	(0.12)[C]	(2.16)	(2.28)
2002 - Institutional Shares	9.30	(0.02)[C]	(2.23)	(2.25)
2002 - Service Shares	9.23	(0.05)[C]	(2.21)	(2.26)
2001 - Class A Shares	12.52	(0.06)[C]	(3.24)	(3.30)
2001 - Class B Shares	12.40	(0.13)[C]	(3.20)	(3.33)
2001 - Class C Shares	12.42	(0.13)[C]	(3.21)	(3.34)
2001 - Institutional Shares	12.58	(0.02)[C]	(3.26)	(3.28)
2001 - Service Shares	12.52	(0.04)[C]	(3.25)	(3.29)
2000 - Class A Shares	10.06	(0.06)[C]	2.52	2.46
2000 - Class B Shares	10.04	(0.14)[C]	2.50	2.36
2000 - Class C Shares	10.05	(0.14)[C]	2.51	2.37
2000 - Institutional Shares	10.07	(0.01)[C]	2.52	2.51
2000 - Service Shares	10.06	(0.04)[C]	2.50	2.46
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	10.00	—	0.06	0.06
1999 - Class B Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.07	0.04
1999 - Class C Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.08	0.05
1999 - Institutional Shares (commenced May 24, 1999)	10.00	0.01	0.06	0.07
1999 - Service Shares (commenced May 24, 1999)	10.00	(0.01)	0.07	0.06

See page 112 for all footnotes.

Distributions to shareholders: From Net realized gains	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$ —[f]	$ 6.95	(24.59)%	$113,813	1.45%	(0.66)%
—[f]	6.79	(25.11)	9,781	2.20	(1.41)
—[f]	6.80	(25.08)	5,109	2.20	(1.41)
—[f]	7.05	(24.17)	59,130	1.05	(0.27)
—[f]	6.97	(24.46)	1	1.55	(0.58)
—	9.22	(26.35)	109,315	1.44	(0.52)
—	9.07	(26.84)	14,235	2.19	(1.27)
—	9.08	(26.88)	5,613	2.19	(1.27)
—	9.30	(26.06)	45,898	1.04	(0.15)
—	9.23	(26.27)	1	1.54	(0.37)
—	12.52	24.46	92,271	1.44	(0.50)
—	12.40	23.51	17,149	2.19	(1.24)
—	12.42	23.58	7,287	2.19	(1.24)
—	12.58	24.93	22,910	1.04	(0.09)
—	12.52	24.45	2	1.54	(0.35)
—	10.06	0.60	10,371	1.44[b]	(0.17)[b]
—	10.04	0.40	3,393	2.19[b]	(0.97)[b]
—	10.05	0.50	2,388	2.19[b]	(0.99)[b]
—	10.07	0.70	5,981	1.04[b]	0.24[b]
—	10.06	0.60	2	1.54[b]	(0.24)[b]

STRATEGIC GROWTH FUND (continued)

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,			
2002 - Class A Shares	1.63%	(0.84)%	40%
2002 - Class B Shares	2.38	(1.59)	40
2002 - Class C Shares	2.38	(1.59)	40
2002 - Institutional Shares	1.23	(0.45)	40
2002 - Service Shares	1.73	(0.76)	40
2001 - Class A Shares	1.67	(0.75)	25
2001 - Class B Shares	2.42	(1.50)	25
2001 - Class C Shares	2.42	(1.50)	25
2001 - Institutional Shares	1.27	(0.38)	25
2001 - Service Shares	1.77	(0.60)	25
2000 - Class A Shares	1.63	(0.69)	19
2000 - Class B Shares	2.38	(1.43)	19
2000 - Class C Shares	2.38	(1.43)	19
2000 - Institutional Shares	1.23	(0.28)	19
2000 - Service Shares	1.73	(0.54)	19
For the Period Ended August 31,			
1999 - Class A Shares (commenced May 24, 1999)	11.70[b]	(10.43)[b]	7
1999 - Class B Shares (commenced May 24, 1999)	12.45[b]	(11.23)[b]	7
1999 - Class C Shares (commenced May 24, 1999)	12.45[b]	(11.25)[b]	7
1999 - Institutional Shares (commenced May 24, 1999)	11.30[b]	(10.02)[b]	7
1999 - Service Shares (commenced May 24, 1999)	11.80[b]	(10.50)[b]	7

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$24.34	$ 0.18[C]	$ 0.45	$ 0.63
2002 - Class B Shares	24.01	(0.01)[C]	0.45	0.44
2002 - Class C Shares	23.98	(0.01)[C]	0.45	0.44
2002 - Institutional Shares	24.35	0.27[C]	0.45	0.72
2002 - Service Shares	24.14	0.16[C]	0.44	0.60
2001 - Class A Shares	19.88	0.24[C]	4.37	4.61
2001 - Class B Shares	19.69	0.06[C]	4.33	4.39
2001 - Class C Shares	19.67	0.06[C]	4.33	4.39
2001 - Institutional Shares	19.86	0.33[C]	4.36	4.69
2001 - Service Shares	19.73	0.21[C]	4.34	4.55
2000 - Class A Shares	18.42	0.20[C]	1.38	1.58
2000 - Class B Shares	18.23	0.06[C]	1.40	1.46
2000 - Class C Shares	18.24	0.06[C]	1.37	1.43
2000 - Institutional Shares	18.45	0.27[C]	1.36	1.63
2000 - Service Shares	18.31	0.18[C]	1.35	1.53
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	18.38	0.06	1.71	1.77
1999 - Class B Shares	18.29	(0.04)	1.71	1.67
1999 - Class C Shares	18.30	(0.04)	1.71	1.67
1999 - Institutional Shares	18.37	0.09	1.72	1.81
1999 - Service Shares	18.29	0.05	1.70	1.75
For the Years Ended January 31,				
1999 - Class A Shares	21.61	0.10	(2.38)	(2.28)
1999 - Class B Shares	21.57	(0.05)	(2.35)	(2.40)
1999 - Class C Shares	21.59	(0.05)	(2.34)	(2.39)
1999 - Institutional Shares	21.65	0.19	(2.38)	(2.19)
1999 - Service Shares	21.62	0.03	(2.31)	(2.28)
1998 - Class A Shares (commenced August 15, 1997)	23.63	0.09	0.76	0.85
1998 - Class B Shares (commenced August 15, 1997)	23.63	0.06	0.74	0.80
1998 - Class C Shares (commenced August 15, 1997)	23.63	0.06	0.76	0.82
1998 - Institutional Shares	18.73	0.16	5.66	5.82
1998 - Service Shares (commenced July 18, 1997)	23.01	0.09	1.40	1.49

See page 112 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.18)	$ —	$(0.62)	$(0.80)	$24.17	2.67%	$342,976	1.27%
(0.03)	—	(0.62)	(0.65)	23.80	1.90	89,434	2.02
(0.07)	—	(0.62)	(0.69)	23.73	1.87	39,498	2.02
(0.21)	—	(0.62)	(0.83)	24.24	3.05	318,916	0.87
—	—	(0.62)	(0.62)	24.12	2.55	921	1.37
(0.15)	—	—	(0.15)	24.34	23.29	96,568	1.29
(0.07)	—	—	(0.07)	24.01	22.33	42,813	2.04
(0.08)	—	—	(0.08)	23.98	22.37	16,094	2.04
(0.20)	—	—	(0.20)	24.35	23.75	247,212	0.89
(0.14)	—	—	(0.14)	24.14	23.17	256	1.39
(0.12)	—	—	(0.12)	19.88	8.70	39,142	1.29
—	—	—	—	19.69	8.01	22,284	2.04
—	—	—	—	19.67	7.84	5,720	2.04
(0.22)	—	—	(0.22)	19.86	9.08	158,188	0.89
(0.11)	—	—	(0.11)	19.73	8.48	206	1.39
—	—	(1.73)	(1.73)	18.42	9.04	49,081	1.29[b]
—	—	(1.73)	(1.73)	18.23	8.53	31,824	2.04[b]
—	—	(1.73)	(1.73)	18.24	8.52	9,807	2.04[b]
—	—	(1.73)	(1.73)	18.45	9.26	190,549	0.89[b]
—	—	(1.73)	(1.73)	18.31	8.97	190	1.39[b]
(0.07)	—	(0.88)	(0.95)	18.38	(10.48)	70,578	1.33
—	—	(0.88)	(0.88)	18.29	(11.07)	37,821	1.93
(0.02)	—	(0.88)	(0.90)	18.30	(11.03)	10,800	1.93
(0.21)	—	(0.88)	(1.09)	18.37	(10.07)	196,512	0.87
(0.17)	—	(0.88)	(1.05)	18.29	(10.48)	289	1.37
(0.06)	(0.04)	(2.77)	(2.87)	21.61	3.42	90,588	1.35[b]
(0.09)	—	(2.77)	(2.86)	21.57	3.17	28,743	1.85[b]
(0.09)	—	(2.77)	(2.86)	21.59	3.27	6,445	1.85[b]
(0.13)	—	(2.77)	(2.90)	21.65	30.86	236,440	0.85
(0.11)	—	(2.77)	(2.88)	21.62	6.30	8	1.35[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.72%	1.27%	0.72%	92%
2002 - Class B Shares	(0.04)	2.02	(0.04)	92
2002 - Class C Shares	(0.03)	2.02	(0.03)	92
2002 - Institutional Shares	1.11	0.87	1.11	92
2002 - Service Shares	0.63	1.37	0.63	92
2001 - Class A Shares	1.05	1.32	1.02	101
2001 - Class B Shares	0.28	2.07	0.25	101
2001 - Class C Shares	0.28	2.07	0.25	101
2001 - Institutional Shares	1.43	0.92	1.40	101
2001 - Service Shares	0.94	1.42	0.91	101
2000 - Class A Shares	1.11	1.34	1.06	83
2000 - Class B Shares	0.35	2.09	0.30	83
2000 - Class C Shares	0.32	2.09	0.27	83
2000 - Institutional Shares	1.51	0.94	1.46	83
2000 - Service Shares	1.03	1.44	0.98	83
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	0.43[b]	1.37[b]	0.35[b]	69
1999 - Class B Shares	(0.33)[b]	2.12[b]	(0.41)[b]	69
1999 - Class C Shares	(0.34)[b]	2.12[b]	(0.42)[b]	69
1999 - Institutional Shares	0.79[b]	0.97[b]	0.71[b]	69
1999 - Service Shares	0.38[b]	1.47[b]	0.30[b]	69
For the Years Ended January 31,				
1999 - Class A Shares	0.38	1.41	0.30	92
1999 - Class B Shares	(0.22)	2.01	(0.30)	92
1999 - Class C Shares	(0.22)	2.01	(0.30)	92
1999 - Institutional Shares	0.83	0.95	0.75	92
1999 - Service Shares	0.32	1.45	0.24	92
1998 - Class A Shares (commenced August 15, 1997)	0.33[b]	1.47[b]	0.21[b]	63
1998 - Class B Shares (commenced August 15, 1997)	(0.20)[b]	1.97[b]	(0.32)[b]	63
1998 - Class C Shares (commenced August 15, 1997)	(0.23)[b]	1.97[b]	(0.35)[b]	63
1998 - Institutional Shares	0.78	0.97	0.66	63
1998 - Service Shares (commenced July 18, 1997)	0.63[b]	1.43[b]	0.51[b]	63

[This page intentionally left blank]

GROWTH OPPORTUNITIES FUND

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$18.11	$(0.15)[C]	$(3.87)	$(4.02)
2002 - Class B Shares	17.92	(0.27)[C]	(3.81)	(4.08)
2002 - Class C Shares	17.80	(0.27)[C]	(3.79)	(4.06)
2002 - Institutional Shares	18.26	(0.08)[C]	(3.91)	(3.99)
2002 - Service Shares	18.05	(0.16)[C]	(3.86)	(4.02)
2001 - Class A Shares	19.50	(0.14)[C]	(0.66)	(0.80)
2001 - Class B Shares	19.45	(0.28)[C]	(0.66)	(0.94)
2001 - Class C Shares	19.31	(0.28)[C]	(0.64)	(0.92)
2001 - Institutional Shares	19.59	(0.07)[C]	(0.67)	(0.74)
2001 - Service Shares	19.45	(0.16)[C]	(0.65)	(0.81)
2000 - Class A Shares	10.13	(0.11)[C]	9.71	9.60
2000 - Class B Shares	10.18	(0.24)[C]	9.74	9.50
2000 - Class C Shares	10.10	(0.24)[C]	9.68	9.44
2000 - Institutional Shares	10.13	(0.04)[C]	9.73	9.69
2000 - Service Shares	10.12	(0.12)[C]	9.68	9.56
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	10.00	(0.01)[C]	0.14	0.13
1999 - Class B Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.21	0.18
1999 - Class C Shares (commenced May 24, 1999)	10.00	(0.03)[C]	0.13	0.10
1999 - Institutional Shares (commenced May 24, 1999)	10.00	0.01	0.12	0.13
1999 - Service Shares (commenced May 24, 1999)	10.00	—	0.12	0.12

See page 112 for all footnotes.

Distributions to shareholders From net realized gains	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$14.09	(22.20)%	$368,361	1.51%
—	13.84	(22.77)	68,639	2.26
—	13.74	(22.81)	47,581	2.26
—	14.27	(21.89)	134,954	1.11
—	14.03	(22.27)	471	1.61
(0.59)	18.11	(4.17)	428,981	1.54
(0.59)	17.92	(4.92)	73,776	2.29
(0.59)	17.80	(4.85)	47,738	2.29
(0.59)	18.26	(3.79)	128,182	1.14
(0.59)	18.05	(4.24)	232	1.64
(0.23)	19.50	95.73	188,199	1.52
(0.23)	19.45	94.27	42,061	2.27
(0.23)	19.31	94.43	26,826	2.27
(0.23)	19.59	96.67	49,921	1.12
(0.23)	19.45	95.41	3	1.62
—	10.13	1.30	8,204	1.44[b]
—	10.18	1.80	520	2.19[b]
—	10.10	1.00	256	2.19[b]
—	10.13	1.30	5,223	1.04[b]
—	10.12	1.20	2	1.54[b]

GROWTH OPPORTUNITIES FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.87)%	1.51%	(0.87)%	69%
2002 - Class B Shares	(1.62)	2.26	(1.62)	69
2002 - Class C Shares	(1.62)	2.26	(1.62)	69
2002 - Institutional Shares	(0.47)	1.11	(0.47)	69
2002 - Service Shares	(0.99)	1.61	(0.99)	69
2001 - Class A Shares	(0.74)	1.54	(0.74)	66
2001 - Class B Shares	(1.49)	2.29	(1.49)	66
2001 - Class C Shares	(1.49)	2.29	(1.49)	66
2001 - Institutional Shares	(0.34)	1.14	(0.34)	66
2001 - Service Shares	(0.84)	1.64	(0.84)	66
2000 - Class A Shares	(0.64)	1.61	(0.73)	73
2000 - Class B Shares	(1.38)	2.36	(1.47)	73
2000 - Class C Shares	(1.38)	2.36	(1.47)	73
2000 - Institutional Shares	(0.23)	1.21	(0.32)	73
2000 - Service Shares	(0.69)	1.71	(0.78)	73
For the Period Ended August 31,				
1999 - Class A Shares (commenced May 24, 1999)	(0.27)[b]	14.15[b]	(12.98)[b]	27
1999 - Class B Shares (commenced May 24, 1999)	(1.04)[b]	14.90[b]	(13.75)[b]	27
1999 - Class C Shares (commenced May 24, 1999)	(1.12)[b]	14.90[b]	(13.83)[b]	27
1999 - Institutional Shares (commenced May 24, 1999)	0.39[b]	13.75[b]	(12.32)[b]	27
1999 - Service Shares (commenced May 24, 1999)	0.03[b]	14.25[b]	(12.68)[b]	27

[This page intentionally left blank]

SMALL CAP VALUE FUND

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$28.55	$ 0.09[c]	$(0.76)	$(0.67)
2002 - Class B Shares	27.35	(0.12)[c]	(0.73)	(0.85)
2002 - Class C Shares	27.38	(0.13)[c]	(0.77)	(0.90)
2002 - Institutional Shares	28.98	0.21[c]	(0.76)	(0.55)
2002 - Service Shares	28.43	0.05[c]	(0.74)	(0.69)
2001 - Class A Shares	23.21	0.15[c]	5.19	5.34
2001 - Class B Shares	22.40	(0.04)[c]	4.99	4.95
2001 - Class C Shares	22.42	(0.04)[c]	5.00	4.96
2001 - Institutional Shares	23.47	0.25[c]	5.26	5.51
2001 - Service Shares	23.13	0.13[c]	5.17	5.30
2001 - Class A Shares	19.80	0.01[c]	3.40	3.41
2001 - Class B Shares	19.27	(0.13)[c]	3.26	3.13
2001 - Class C Shares	19.28	(0.12)[c]	3.26	3.14
2001 - Institutional Shares	19.95	0.10[c]	3.42	3.52
2001 - Service Shares	19.76	0.01[c]	3.36	3.37
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	18.51	(0.05)	1.34	1.29
1999 - Class B Shares	18.10	(0.12)	1.29	1.17
1999 - Class C Shares	18.12	(0.11)	1.27	1.16
1999 - Institutional Shares	18.62	—	1.33	1.33
1999 - Service Shares	18.50	(0.13)	1.39	1.26
For the Years Ended January 31,				
1999 - Class A Shares	24.05	(0.06)	(4.48)	(4.54)
1999 - Class B Shares	23.73	(0.21)	(4.42)	(4.63)
1999 - Class C Shares	23.73	(0.18)	(4.43)	(4.61)
1999 - Institutional Shares	24.09	0.03	(4.50)	(4.47)
1999 - Service Shares	24.05	(0.04)	(4.51)	(4.55)
1998 - Class A Shares	20.91	0.14	5.33	5.47
1998 - Class B Shares	20.80	(0.01)	5.27	5.26
1998 - Class C Shares (commenced August 15, 1997)	24.69	(0.06)	1.43	1.37
1998 - Institutional Shares (commenced August 15, 1997)	24.91	0.03	1.48	1.51
1998 - Service Shares (commenced August 15, 1997)	24.91	(0.01)	1.48	1.47

Footnotes:

a Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

b Annualized.

c Calculated based on the average shares outstanding methodology.

d Includes the effect of mortgage dollar roll transactions.

e As required, effective September 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium and discount on all debt securities and reclassifying all paydown losses to income. The effect of this change for the year ended August 31, 2002 was to decrease net investment income per share by $0.02, increase net realized gains and losses per share by $0.02, and decrease the ratio of net investment income to average net assets by 0.14%. Per share ratios and supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

f Less than $0.005 per share.

Distributions to shareholders							
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$(0.09)	$ —	$(0.09)	$27.79	(2.34)%	$372,900	1.51%	0.32%
—	—	—	26.50	(3.11)	76,494	2.26	(0.43)
—	—	—	26.48	(3.29)	46,416	2.26	(0.46)
(0.18)	—	(0.18)	28.25	(1.91)	90,177	1.11	0.71
(0.18)	—	(0.18)	27.56	(2.43)	3,326	1.61	0.17
—	—	—	28.55	23.01	244,860	1.50	0.59
—	—	—	27.35	22.10	48,939	2.25	(0.16)
—	—	—	27.38	22.07	18,140	2.25	(0.16)
—	—	—	28.98	23.48	46,211	1.10	0.97
—	—	—	28.43	22.91	1,006	1.60	0.47
—	—	—	23.21	17.22	157,791	1.50	0.07
—	—	—	22.40	16.24	29,199	2.25	(0.68)
—	—	—	22.42	16.34	8,428	2.25	(0.65)
—	—	—	23.47	17.64	26,445	1.10	0.49
—	—	—	23.13	17.05	83	1.60	0.03
—	—	—	19.80	6.97	210,500	1.50[b]	(0.35)[b]
—	—	—	19.27	6.46	37,386	2.25[b]	(1.10)[b]
—	—	—	19.28	6.40	8,079	2.25[b]	(1.10)[b]
—	—	—	19.95	7.14	27,023	1.10[b]	0.05[b]
—	—	—	19.76	6.81	57	1.60[b]	(0.41)[b]
—	(1.00)	(1.00)	18.51	(17.37)	261,661	1.50	(0.24)
—	(1.00)	(1.00)	18.10	(18.00)	42,879	2.25	(0.99)
—	(1.00)	(1.00)	18.12	(17.91)	8,212	2.25	(0.99)
—	(1.00)	(1.00)	18.62	(17.04)	15,351	1.13	0.13
—	(1.00)	(1.00)	18.50	(17.41)	261	1.62	(0.47)
—	(2.33)	(2.33)	24.05	26.17	370,246	1.54	(0.28)
—	(2.33)	(2.33)	23.73	25.29	42,677	2.29	(0.92)
—	(2.33)	(2.33)	23.73	5.51	5,604	2.09[b]	(0.79)[b]
—	(2.33)	(2.33)	24.09	6.08	14,626	1.16[b]	0.27[b]
—	(2.33)	(2.33)	24.05	5.91	2	1.45[b]	(0.07)[b]

SMALL CAP VALUE FUND (continued)

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,			
2002 - Class A Shares	1.53%	0.30%	75%
2002 - Class B Shares	2.28	(0.45)	75
2002 - Class C Shares	2.28	(0.48)	75
2002 - Institutional Shares	1.13	0.69	75
2002 - Service Shares	1.63	0.15	75
2001 - Class A Shares	1.60	0.49	93
2001 - Class B Shares	2.35	(0.26)	93
2001 - Class C Shares	2.35	(0.26)	93
2001 - Institutional Shares	1.20	0.87	93
2001 - Service Shares	1.70	0.37	93
2001 - Class A Shares	1.57	—	75
2001 - Class B Shares	2.32	(0.75)	75
2001 - Class C Shares	2.32	(0.72)	75
2001 - Institutional Shares	1.17	0.42	75
2001 - Service Shares	1.67	(0.04)	75
For the Seven-Month Period Ended August 31,			
1999 - Class A Shares	1.61[b]	(0.46)[b]	47
1999 - Class B Shares	2.36[b]	(1.21)[b]	47
1999 - Class C Shares	2.36[b]	(1.21)[b]	47
1999 - Institutional Shares	1.21[b]	(0.06)[b]	47
1999 - Service Shares	1.71[b]	(0.52)[b]	47
For the Years Ended January 31,			
1999 - Class A Shares	1.74	(0.48)	98
1999 - Class B Shares	2.29	(1.03)	98
1999 - Class C Shares	2.29	(1.03)	98
1999 - Institutional Shares	2.29	(1.03)	98
1999 - Service Shares	1.66	(0.51)	98
1998 - Class A Shares	1.76	(0.50)	85
1998 - Class B Shares	2.29	(0.92)	85
1998 - Class C Shares (commenced August 15, 1997)	2.09[b]	(0.79)[b]	85
1998 - Institutional Shares (commenced August 15, 1997)	1.16[b]	0.27[b]	85
1998 - Service Shares (commenced August 15, 1997)	1.45[b]	(0.07)[b]	85

Appendix C
Prior Performance of Similarly Advised Account of the Investment Adviser

Concentrated Growth Fund

The Investment Adviser has a discretionary private account that has investment objectives, policies and strategies substantially similar to the Concentrated Growth Fund. The following table sets forth the performance data relating to the historical performance of that account. The information is provided to illustrate the past performance of the Investment Adviser in managing a substantially similar account as measured against the Russell 1000 Growth Index and does not represent the performance of the Concentrated Growth Fund. Investors should not consider this performance data as a substitute for the performance of the Concentrated Growth Fund nor should investors consider this data as an indication of the future performance of the Concentrated Growth Fund or of the Investment Adviser. The Russell 1000 Growth Index is unmanaged, and investors cannot invest directly in the index.

Calendar Years	Private Account Performance	Russell 1000 Growth Index
Jan 2002 - Sep 2002	–30.00%	–32.70%
Dec 2001	–9.48%	–20.43%
Dec 2000	–5.70%	–22.43%
Dec 1999	38.65%	33.15%
Dec 1998	34.09%	38.70%
Dec 1997	42.71%	30.48%
Dec 1996	19.35%	23.12%
Dec 1995	25.01%	37.18%
Dec 1994	–1.27%	2.65%
Dec 1993	25.33%	2.90%
Dec 1992	8.42%	5.00%
Dec 1991	44.46%	41.16%
Dec 1990	–14.79%	–0.26%
Dec 1989	36.92%	35.92%

AVERAGE ANNUAL TOTAL RETURNS

for the periods ended 9/30/02

	1 Year	3 Year	5 Year	10 Year	Since Inception December 1, 1988
Private Account Performance	–18.32%	–9.00%	4.42%	12.53%	13.51%
Russell 1000 Growth Index	–22.51%	–19.57%	–4.87%	6.69%	9.90%

The performance information with respect to the discretionary private account is net of applicable investment management fees, brokerage commissions, execution costs and custodial fees, without provision for federal and state taxes, if any. Since fees, commissions, and taxes may differ for the private discretionary account and the Concentrated Growth Fund, performance data for identical periods may differ.

All returns presented are time-weighted based on monthly valuations and include the reinvestment of earnings. The average annual expenses of the discretionary private account for all periods reflect the maximum applicable fee of .90%. These average annual expenses are lower than the expenses of the Service Shares stated under ''Fund Fees and Expenses'' above. The performance of the discretionary private account would have been lower if it had been subject to the expenses of the Service Shares of the Concentrated Growth Fund. Furthermore the discretionary private account is not subject to the same diversification requirements, specific tax restrictions and investment limitations imposed on the Concentrated Growth Fund by the Act and Subchapter M of the Code. Consequently, the performance results of the Investment Adviser's discretionary private account could have been adversely affected if the discretionary private account had been regulated as an investment company under the federal securities laws. In addition, the securities held by the Concentrated Growth Fund will not be identical to the securities held by the discretionary private account for the periods shown above. Accordingly, the future performance of the Concentrated Growth Fund will differ from the performance of the private account.

Index

Domestic Equity Funds Prospectus (Service Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

Prospectus

Class A, B and C Shares

December 20, 2002

GOLDMAN SACHS CORE^{SM} DOMESTIC EQUITY FUNDS



- Goldman Sachs CORE^{SM} Large Cap Value Fund
- Goldman Sachs CORE^{SM} U.S. Equity Fund
- Goldman Sachs CORE^{SM} Large Cap Growth Fund
- Goldman Sachs CORE^{SM} Small Cap Equity Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the CORE Large Cap Value, CORE Large Cap Growth and CORE Small Cap Equity Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the CORE U.S. Equity Fund. Goldman Sachs Asset Management and Goldman Sachs Funds Management, L.P. are each referred to in this Prospectus as the ''Investment Adviser.''

QUANTITATIVE (''CORE'') STYLE FUNDS

Goldman Sachs' CORE Investment Philosophy:

Goldman Sachs' quantitative style of funds—CORE—emphasizes the two building blocks of active management: **stock selection** and **portfolio construction.**

I. CORE Stock Selection

The CORE Funds use the Goldman Sachs' proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in each Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Research*** (What do fundamental analysts think about the company and its prospects?)
- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Momentum*** (What are medium-term price trends? How has the price responded to new information?)
- ***Profitability*** (What is the company's margin on sales? How efficient are its operations?)
- ***Earnings Quality*** (Were earnings derived from sustainable (cash-based) sources?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process combines both our quantitative and qualitative analysis.

II. CORE Portfolio Construction

A proprietary risk model, which is intended to identify and measure risk as accurately as possible, includes all the above factors used in the return model to select stocks, as well as several other factors associated with risk but not return. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark, and by attempting to run a size and sector neutral portfolio. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given each CORE Fund's benchmark.

Goldman Sachs CORE Funds are fully invested, broadly diversified and offer consistent overall portfolio characteristics. They may serve as good foundations on which to build a portfolio.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs CORE Large Cap Value Fund

FUND FACTS	
Objective:	Long-term growth of capital and dividend income
Benchmark:	Russell 1000® Value Index
Investment Focus:	Diversified portfolio of equity investments in large-cap U.S. issuers selling at low to modest valuations
Investment Style:	Quantitative, applied to large-cap value stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and dividend income. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap U.S. issuers that are selling at low to modest valuations relative to general market measures, such as earnings, book value and other fundamental accounting measures, and that are expected to have favorable prospects for capital appreciation and/or dividend-paying ability.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The

capitalization range of the Russell 1000® Value Index is currently between $162 million and $229.5 billion.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Value Index. The Fund seeks a portfolio consisting of companies with above average capitalizations and low to moderate valuations as measured by price/earnings ratios, book value and other fundamental accounting measures.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE U.S. Equity Fund

FUND FACTS

Objective:	Long-term growth of capital and dividend income
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments
Investment Style:	Quantitative, applied to large-cap growth and value (blend) stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and dividend income. The Fund seeks this objective through a broadly diversified portfolio of large-cap and blue chip equity investments representing all major sectors of the U.S. economy.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase in a diversified portfolio of equity investments in U.S. issuers, including foreign companies that are traded in the United States.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500® Index. The Fund seeks a broad representation in most major sectors of the U.S. economy and a portfolio consisting of companies with average long-term earnings growth expectations and dividend yields.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE Large Cap Growth Fund

FUND FACTS	
Objective:	Long-term growth of capital; dividend income is a secondary consideration
Benchmark:	Russell 1000® Growth Index
Investment Focus:	Large-cap, growth-oriented U.S. equity investments
Investment Style:	Quantitative, applied to large-cap growth stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Growth Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 1000® Growth Index is currently between $162 million and $308 billion.

The Investment Adviser emphasizes a company's growth prospects in analyzing equity investments to be purchased by the Fund. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Growth Index. The Fund seeks a portfolio consisting of companies with above average capitalizations and earnings growth expectations and below average dividend yields.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE Small Cap Equity Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell 2000® Index
Investment Focus:	Equity investments in small-cap U.S. companies
Investment Style:	Quantitative, applied to small-cap growth and value (blend) stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in U.S. issuers.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000® Index at the time of investment. The Fund is not required to limit its investments to securities in the Russell 2000® Index. In addition, if the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 2000® Index is currently between $10.7 million and $1.9 billion.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 2000® Index. The Fund seeks a portfolio consisting of companies with small market capitalizations, strong expected earnings growth and momentum, and better valuation and risk characteristics than the Russell 2000® Index.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Investment Practices				
Borrowings	*33⅓*	*33 ⅓*	*33⅓*	*33⅓*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps	—	—	—	—
Cross Hedging of Currencies	•	•	•	•
Custodial Receipts and Trust Certificates	•	•	•	•
Equity Swaps*	15	15	15	15
Foreign Currency Transactions**	•	•	•	•
Futures Contracts and Options on Futures Contracts	•[1]	•[2]	•[1]	•[1]
Interest Rate Caps, Floors and Collars	—	—	—	—
Investment Company Securities (including iShares℠ and Standard & Poor's Depositary Receipts™)	*10*	*10*	*10*	*10*
Loan Participations	—	—	—	—
Mortgage Dollar Rolls	—	—	—	—
Options on Foreign Currencies[3]	•	•	•	•
Options on Securities and Securities Indices[4]	•	•	•	•
Repurchase Agreements	•	•	•	•
Reverse Repurchase Agreements (for investment purposes)	—	—	—	—
Securities Lending	*33⅓*	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	—	—	—	—
Unseasoned Companies	•	•	•	•
Warrants and Stock Purchase Rights	•	•	•	•
When-Issued Securities and Forward Commitments	•	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
** *Limited by the amount the Fund invests in foreign securities.*
[1] *The CORE Large Cap Value, CORE Large Cap Growth and CORE Small Cap Equity Funds may enter into futures transactions only with respect to a representative index.*
[2] *The CORE U.S. Equity Fund may enter into futures transactions only with respect to the S&P 500® Index.*
[3] *The Funds may purchase and sell call and put options.*
[4] *The Funds may sell covered call and put options and purchase call and put options.*

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Investment Securities				
American and Global Depositary Receipts[5]	•	•	•	•
Asset-Backed and Mortgage-Backed Securities	—	—	—	—
Bank Obligations[6]	•	•	•	•
Convertible Securities[7]	•	•	•	•
Corporate Debt Obligations[6]	•	•	•	•
Equity Investments	80+	*90+*	80+	80+
Emerging Country Securities	—	—	—	—
Fixed-Income Securities[8]	20	*10*	20	20
Foreign Securities[9]	•	•	•	•
Foreign Government Securities	—	—	—	—
Municipal Securities	—	—	—	—
Non-Investment Grade Fixed-Income Securities	—	—	—	—
Real Estate Investment Trusts	•	•	•	•
Stripped Mortgage-Backed Securities	—	—	—	—
Structured Securities*	•	•	•	•
Temporary Investments	*35*	*35*	*35*	*35*
U.S. Government Securities[6]	•	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	—	—	—	—

** Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[5] The Funds may not invest in European Depositary Receipts.
[6] Limited by the amount the Fund invests in fixed-income securities and limited to cash equivalents only.
[7] The Funds have no minimum rating criteria for convertible debt securities.
[8] Except as noted under ''Convertible Securities,'' fixed-income securities must be investment grade (i.e., BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO'')).
[9] Equity securities of foreign issuers must be traded in the United States.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Credit/Default	•	•	•	•
Foreign	•	•	•	•
Stock	•	•	•	•
Derivatives	•	•	•	•
Interest Rate	•	•	•	•
Management	•	•	•	•
Market	•	•	•	•
Liquidity	•	•	•	•
Investment Style	•	•	•	•
Mid Cap/Small Cap	—	—	—	•

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in small and mid-capitalization stocks and REITs will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund

may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Class A Shares from year to year; and (b) how the average annual total returns of a Fund's Class A, B and C Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

The average annual total return calculation reflects a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge (''CDSC'') for Class B Shares (5% maximum declining to 0% after six years), and the assumed CDSC for Class C Shares (1% if redeemed within 12 months of purchase). The bar chart does not reflect the sales loads applicable to Class A Shares. If the sales loads were reflected, returns would be less. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Class A Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Class A Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

CORE Large Cap Value Fund


TOTAL RETURN
CALENDAR YEAR (CLASS A)
The total return for Class A Shares for the 9-month period ended September 30, 2002 was –23.51%.
Best Quarter*
Q2 '99 +10.41%
Worst Quarter*
Q3 '01 –10.83%
8.84%
4.22%
-5.26%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 12/31/98)		
Returns Before Taxes	–10.49%	0.52%
Returns After Taxes on Distributions**	–10.71%	0.02%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.39%	0.19%
Russell 1000® Value Index***	–5.59%	2.73%
Class B (Inception 12/31/98)		
Returns Before Taxes	–10.67%	0.62%
Russell 1000® Value Index***	–5.59%	2.73%
Class C (Inception 12/31/98)		
Returns Before Taxes	–6.90%	1.68%
Russell 1000® Value Index***	–5.59%	2.73%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Value Index (inception date 1/1/99) is an unmanaged market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE U.S. Equity Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –26.86%.

Best Quarter*
Q4 '98 +21.44%

Worst Quarter*
Q3 '98 –14.69%

CALENDAR YEAR (CLASS A)



-0.04%
12.76%
1.30%
35.24%
21.31%
31.80%
21.25%
22.85%
-9.91%
-11.29%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	10 Years	Since Inception
Class A (Inception 5/24/91)				
Returns Before Taxes	–16.17%	8.19%	10.75%	11.08%
Returns After Taxes on Distributions**	–16.17%	6.45%	8.74%	9.16%
Returns After Taxes on Distributions and Sale of Fund Shares**	–9.85%	6.42%	8.25%	8.62%
S&P 500® Index***	–11.88%	10.69%	12.92%	13.44%
Class B (Inception 5/1/96)				
Returns Before Taxes	–16.37%	8.27%	N/A	9.62%
S&P 500® Index***	–11.88%	10.69%	N/A	12.10%
Class C (Inception 8/15/97)				
Returns Before Taxes	–12.86%	N/A	N/A	4.40%
S&P 500® Index***	–11.88%	N/A	N/A	6.47%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE Large Cap Growth Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –31.00%.

Best Quarter*
Q4 '98 +25.47%

Worst Quarter*
Q1 '01 –22.05%

CALENDAR YEAR (CLASS A)



30.39%
36.31%
-22.44%
-21.41%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 5/1/97)		
Returns Before Taxes	–25.72%	4.78%
Returns After Taxes on Distributions**	–25.77%	4.04%
Returns After Taxes on Distributions and Sale of Fund Shares**	–15.62%	3.67%
Russell 1000® Growth Index***	–20.43%	7.26%
Class B (Inception 5/1/97)		
Returns Before Taxes	–25.87%	4.90%
Russell 1000® Growth Index***	–20.43%	7.26%
Class C (Inception 8/15/97)		
Returns Before Taxes	–22.81%	1.75%
Russell 1000® Growth Index***	–20.43%	3.84%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Growth Index is an unmanaged market capitalization weighted index of the 1000 largest U.S. companies with higher price-to-book ratios and higher forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE Small Cap Equity Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –19.61%.

Best Quarter*
Q4 '01 +20.55%

Worst Quarter*
Q3 '98 –24.34%

CALENDAR YEAR (CLASS A)



16.63%
2.78%
2.71%
-5.96%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 8/15/97)		
Returns Before Taxes	–2.91%	3.88%
Returns After Taxes on Distributions**	–3.63%	3.00%
Returns After Taxes on Distributions and Sale of Fund Shares**	–1.11%	2.91%
Russell 2000® Index***	2.49%	5.27%
Class B (Inception 8/15/97)		
Returns Before Taxes	–3.07%	4.00%
Russell 2000® Index***	2.49%	5.27%
Class C (Inception 8/15/97)		
Returns Before Taxes	1.01%	4.53%
Russell 2000® Index***	2.49%	5.27%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 2000® Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Class A, B and C Shares)

This table describes the fees and expenses that you would pay if you buy and hold Class A, Class B, or Class C Shares of a Fund.

	CORE Large Cap Value Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	0.60%	0.60%	0.60%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.35%	0.35%	0.35%
Total Fund Operating Expenses*	1.20%	1.95%	1.95%

See page 22 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE Large Cap Value Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.60%*	*0.60%*	*0.60%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.25%*	*0.25%*	*0.25%*
Total Fund Operating Expenses (after current expense limitations)	*1.10%*	*1.85%*	*1.85%*

	CORE U.S. Equity Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees[7]	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.24%	0.24%	0.24%
Total Fund Operating Expenses*	1.24%	1.99%	1.99%

See page 22 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE U.S. Equity Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees[7]	*0.70%*	*0.70%*	*0.70%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.19%*	*0.19%*	*0.19%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*1.14%*	*1.89%*	*1.89%*

Fund Fees and Expenses continued

	CORE Large Cap Growth Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees[7]	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[8]	0.27%	0.27%	0.27%
Total Fund Operating Expenses*	1.27%	2.02%	2.02%

See page 22 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE Large Cap Growth Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees[7]	*0.70%*	*0.70%*	*0.70%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.21%*	*0.21%*	*0.21%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*1.16%*	*1.91%*	*1.91%*

	CORE Small Cap Equity Fund		
	Class A	**Class B**	**Class C**
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):[6]**			
Management Fees	0.85%	0.85%	0.85%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses [8]	0.48%	0.48%	0.48%
Total Fund Operating Expenses*	1.58%	2.33%	2.33%

See page 22 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE Small Cap Equity Fund		
	Class A	**Class B**	**Class C**
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.85%*	*0.85%*	*0.85%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[8]	*0.23%*	*0.23%*	*0.23%*
Total Fund Operating Expenses (after current expense limitations)	*1.33%*	*2.08%*	*2.08%*

Fund Fees and Expenses continued

[1] The maximum sales charge is a percentage of the offering price. A CDSC of 1% is imposed on certain redemptions (within 18 months of purchase) of Class A Shares sold without an initial sales charge as part of an investment of $1 million or more.
[2] The maximum CDSC is a percentage of the lesser of the NAV at the time of the redemption or the NAV when the shares were originally purchased.
[3] A CDSC is imposed upon Class B Shares redeemed within six years of purchase at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter.
[4] A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[5] A transaction fee of $7.50 may be charged for redemption proceeds paid by wire.
[6] The Funds' annual operating expenses are based on actual expenses.
[7] The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the CORE U.S. Equity Fund and the CORE Large Cap Growth Fund equal to 0.05% and 0.05%, respectively, of such Funds' average daily net assets. ***As a result of fee waivers, the current management fees of the CORE U.S. Equity Fund and CORE Large Cap Growth Fund are 0.70% and 0.70%, respectively, of such Fund's average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***
[8] ''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.19% of the average daily net assets of each Fund's Class A, B and C Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:

Fund	Other Expenses
CORE Large Cap Value	*0.06%*
CORE U.S. Equity	*0.00%*
CORE Large Cap Growth	*0.02%*
CORE Small Cap Equity	*0.04%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A, B or C Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
CORE Large Cap Value				
Class A Shares	$666	$ 910	$1,173	$1,925
Class B Shares				
– Assuming complete redemption at end of period	$698	$ 912	$1,252	$2,080
– Assuming no redemption	$198	$ 612	$1,052	$2,080
Class C Shares				
– Assuming complete redemption at end of period	$298	$ 612	$1,052	$2,275
– Assuming no redemption	$198	$ 612	$1,052	$2,275
CORE U.S. Equity				
Class A Shares	$669	$ 922	$1,194	$1,967
Class B Shares				
– Assuming complete redemption at end of period	$702	$ 924	$1,273	$2,123
– Assuming no redemption	$202	$ 624	$1,073	$2,123
Class C Shares				
– Assuming complete redemption at end of period	$302	$ 624	$1,073	$2,317
– Assuming no redemption	$202	$ 624	$1,073	$2,317
CORE Large Cap Growth				
Class A Shares	$672	$ 931	$1,209	$2,000
Class B Shares				
– Assuming complete redemption at end of period	$705	$ 934	$1,288	$2,155
– Assuming no redemption	$205	$ 634	$1,088	$2,155
Class C Shares				
– Assuming complete redemption at end of period	$305	$ 634	$1,088	$2,348
– Assuming no redemption	$205	$ 634	$1,088	$2,348
CORE Small Cap Equity				
Class A Shares	$702	$1,021	$1,363	$2,325
Class B Shares				
– Assuming complete redemption at end of period	$736	$1,027	$1,445	$2,479
– Assuming no redemption	$236	$ 727	$1,245	$2,479
Class C Shares				
– Assuming complete redemption at end of period	$336	$ 727	$1,245	$2,666
– Assuming no redemption	$236	$ 727	$1,245	$2,666

Fund Fees and Expenses continued

The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months. Class B Shares convert to Class A Shares eight years after purchase; therefore, Class A expenses are used in the hypothetical example after year eight.

Certain institutions that sell Fund shares and/or their salespersons may receive other compensation in connection with the sale and distribution of Class A, Class B and Class C Shares for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''What Should I Know When I Purchase Shares Through An Authorized Dealer?''

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	CORE Large Cap Value CORE Large Cap Growth CORE Small Cap Equity
Goldman Sachs Funds Management, L.P. (''GSFM'') 32 Old Slip New York, New York 10005	CORE U.S. Equity

GSAM and GSFM are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSFM, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed

with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities

- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
CORE Large Cap Value	0.60%	0.60%
CORE Large Cap Growth	0.75%	0.70%
CORE Small Cap Equity	0.85%	0.85%
GSFM:		
CORE U.S. Equity	0.75%	0.70%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Quantitative Equity Team

- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $25.6 billion in equities currently under management

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Managing Director	Senior Portfolio Manager— CORE Large Cap Value CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity	Since 1998 1998 1998 1998	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Robert C. Jones Managing Director	Senior Portfolio Manager— CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity CORE Large Cap Value	Since 1991 1997 1997 1998	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Victor H. Pinter Vice President	Senior Portfolio Manager— CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity CORE Large Cap Value	Since 1996 1997 1997 1998	Mr. Pinter joined the Investment Adviser as a research analyst in 1989. He became a portfolio manager in 1992.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used

for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
CORE Large Cap Value	Quarterly	Annually
CORE U.S. Equity	Annually	Annually
CORE Large Cap Growth	Annually	Annually
CORE Small Cap Equity	Annually	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' shares.

HOW TO BUY SHARES

How Can I Purchase Class A, Class B And Class C Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from Goldman Sachs Trust (the ''Trust'').

In order to make an initial investment in a Fund, you must furnish to the Fund, Goldman Sachs or your Authorized Dealer the information in the Account Application attached to this Prospectus. An order will be processed upon receipt of payment.

To Open an Account:

- Complete the enclosed Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer
  - Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer
  - Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

  ***Goldman Sachs Funds c/o National Financial Data Services, Inc.* (''NFDS'')**, P.O. Box 219711, Kansas City, MO 64121-9711
  - Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds – (Name of Fund ***and*** Class of Shares)
  - NFDS will not accept checks drawn on foreign banks, third-party checks, cashier's checks, temporary checks, electronic checks, cash, money orders, travelers cheques or credit card checks
  - Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street Bank and Trust Company (''State Street'') (each Fund's custodian). Please call the Funds at 1-800-526-7384 to get detailed instructions on how to wire your money.

What Is My Minimum Investment In The Funds?

	Initial	Additional
Regular Accounts	$1,000	$50
Tax-Sheltered Retirement Plans (excluding SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	$50
SIMPLE IRAs and Education IRAs	$50	$50
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Funds offer three classes of shares through this Prospectus.

Maximum Amount You Can Buy In The Aggregate Across Funds	Class A	No limit
	Class B	$250,000
	Class C	$1,000,000
Initial Sales Charge	Class A	Applies to purchases of less than $1 million—varies by size of investment with a maximum of 5.5%
	Class B	None
	Class C	None
CDSC	Class A	1.00% on certain investments of $1 million or more ***if*** you sell within 18 months
	Class B	6 year declining CDSC with a maximum of 5%
	Class C	1% if shares are redeemed within 12 months of purchase
Conversion Feature	Class A	None
	Class B	Class B Shares convert to Class A Shares after 8 years
	Class C	None

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a social security number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict

purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.

- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.
- Modify or waive the minimum investment amounts.
- Modify the manner in which shares are offered.
- Modify the sales charge rates applicable to future purchases of shares.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is the Fund's next determined NAV and share class. Each class calculates its NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each share class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form, plus any applicable sales charge.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form, less any applicable CDSC.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-526-7384.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS A SHARES

What Is The Offering Price Of Class A Shares?

The offering price of Class A Shares of each Fund is the next determined NAV per share plus an initial sales charge paid to Goldman Sachs at the time of purchase of shares. The sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share. The current sales charges and commissions paid to Authorized Dealers are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $50,000	5.50%	5.82%	5.00%
$50,000 up to (but less than) $100,000	4.75	4.99	4.00
$100,000 up to (but less than) $250,000	3.75	3.90	3.00
$250,000 up to (but less than) $500,000	2.75	2.83	2.25
$500,000 up to (but less than) $1 million	2.00	2.04	1.75
$1 million or more	0.00**	0.00**	***

* *Dealer's allowance may be changed periodically. During special promotions, the entire sales charge may be allowed to Authorized Dealers. Authorized Dealers to whom substantially the entire sales charge is allowed may be deemed to be "underwriters" under the Securities Act of 1933.*

** *No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1% may be imposed in the event of certain redemptions within 18 months of purchase.*

*** *The Distributor may pay a one-time commission to Authorized Dealers who initiate or are responsible for purchases of $1 million or more of shares of the Funds equal to 1.00% of the amount under $3 million,*

0.50% of the next $2 million, and 0.25% thereafter. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in accordance with the foregoing schedule to Authorized Dealers who initiate or are responsible for purchases of $500,000 or more by certain Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations investing in the Funds which satisfy the criteria set forth below in ''When Are Class A Shares Not Subject To A Sales Load?'' or $1 million or more by certain ''wrap'' accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are redeemed within 18 months after the end of the calendar month in which such purchase was made, a CDSC of 1% may be imposed upon the plan, the plan sponsor or the third-party administrator. In addition, Authorized Dealers will remit to the Distributor such payments received in connection with ''wrap'' accounts in the event that shares are redeemed within 18 months after the end of the calendar month in which the purchase was made.

What Else Do I Need To Know About Class A Shares' CDSC?

Purchases of $1 million or more of Class A Shares will be made at NAV with no initial sales charge. However, if you redeem shares within 18 months after the end of the calendar month in which the purchase was made, excluding any period of time in which the shares were exchanged into and remained invested in an equivalent class of an ILA Portfolio, a CDSC of 1% may be imposed. The CDSC may not be imposed if your Authorized Dealer enters into an agreement with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on redemptions in certain circumstances. See ''In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?'' below.

When Are Class A Shares Not Subject To A Sales Load?

Class A Shares of the Funds may be sold at NAV without payment of any sales charge to the following individuals and entities:

- Goldman Sachs, its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of these individuals;
- Qualified retirement plans of Goldman Sachs;
- Trustees or directors of investment companies for which Goldman Sachs or an affiliate acts as sponsor;
- Any employee or registered representative of any Authorized Dealer or their respective spouses, children and parents;
- Banks, trust companies or other types of depository institutions investing for their own account or investing for discretionary or non-discretionary accounts;
- Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of a Fund;
- Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by

one or more employers (including governmental or church employers) or employee organizations (''Retirement Plans'') that:

  - Buy shares of Goldman Sachs Funds worth $500,000 or more; or
  - Have 100 or more eligible employees at the time of purchase; or
  - Certify that they expect to have annual plan purchases of shares of Goldman Sachs Funds of $200,000 or more; or
  - Are provided administrative services by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plans; or
  - Have at the time of purchase aggregate assets of at least $2,000,000;
- ''Wrap'' accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement with GSAM specifying aggregate minimums and certain operating policies and standards;
- Registered investment advisers investing for accounts for which they receive asset-based fees;
- Accounts over which GSAM or its advisory affiliates have investment discretion;
- Shareholders receiving distributions from a qualified retirement plan invested in the Goldman Sachs Funds and reinvesting such proceeds in a Goldman Sachs IRA;
- Shareholders who roll over distributions from any tax-qualified retirement plan or tax-sheltered annuity to an IRA which invests in the Goldman Sachs Funds if the tax-qualified retirement plan or tax-sheltered annuity receives administrative services provided by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plan or annuity; or
- Investors who qualify under other exemptions that are stated from time to time in the Additional Statement.

You must certify eligibility for any of the above exemptions on your Account Application and notify the Fund if you no longer are eligible for the exemption. The Fund will grant you an exemption subject to confirmation of your entitlement. You may be charged a fee if you effect your transactions through a broker or agent.

How Can The Sales Charge On Class A Shares Be Reduced?

- ***Right of Accumulation:*** When buying Class A Shares in Goldman Sachs Funds, your current aggregate investment determines the initial sales load you pay. You may qualify for reduced sales charges when the current market value of holdings (shares at current offering price), plus new purchases, reaches $50,000 or more. Class A Shares of any of the Goldman Sachs Funds may be combined under the Right of Accumulation. To qualify for a reduced sales load, you or your

Authorized Dealer must notify the Funds' Transfer Agent at the time of investment that a quantity discount is applicable. Use of this service is subject to a check of appropriate records. The Additional Statement has more information about the Right of Accumulation.

- ***Statement of Intention:*** You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest in the aggregate $50,000 or more (not counting reinvestments of dividends and distributions) within a period of 13 months in Class A Shares of one or more of the Goldman Sachs Funds. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge. By signing the Statement of Intention, you authorize the Transfer Agent to escrow and redeem Class A Shares in your account to pay this additional charge. The Additional Statement has more information about the Statement of Intention, which you should read carefully.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS B SHARES

What Is The Offering Price Of Class B Shares?

You may purchase Class B Shares of the Funds at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years of purchase will be subject to a CDSC at the rates shown in the table below based on how long you held your shares.

The CDSC schedule is as follows:

Year Since Purchase	CDSC as a Percentage of Dollar Amount Subject to CDSC
First	5%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and thereafter	None

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 4% of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of a Fund will automatically convert into Class A Shares of the same Fund at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of a Fund by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Class A Shares of such Fund based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Class A Shares will not occur at any time the Funds are advised that such conversions may constitute taxable events for federal tax purposes, which the Funds believe is unlikely. If conversions do not occur as a result of possible taxability, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Funds at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds; provided that in connection with purchases by Retirement Plans, where Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third-party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is normally paid by the Distributor to Authorized Dealers.

What Else Do I Need To Know About The CDSC On Class A, B Or C Shares?

- The CDSC is based on the lesser of the NAV of the shares at the time of redemption or the original offering price (which is the original NAV).
  - No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
  - No CDSC is charged on the per share appreciation of your account over the initial purchase price.
  - When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.
- To keep your CDSC as low as possible, each time you place a request to sell shares, the Funds will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?

The CDSC on Class A, Class B and Class C Shares that are subject to a CDSC may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from Retirement Plans;
- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ''Code'')) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ''substantially equal periodic payments'' as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;
- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Class A, B and C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Funds reserve the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares and 10% of the value of your Class A Shares.

How Do I Decide Whether To Buy Class A, B Or C Shares?

The decision as to which Class to purchase depends on the amount you invest, the intended length of the investment and your personal situation.

- ***Class A Shares.*** If you are making an investment of $50,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A Shares.
- ***Class B Shares.*** If you plan to hold your investment for at least six years and would prefer not to pay an initial sales charge, you might consider purchasing Class B Shares. By not paying a front-end sales charge, your entire investment in Class B Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class B Shares will cause your Class B Shares (until conversion to Class A Shares) to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares. A maximum purchase limitation of $250,000 in the aggregate normally applies to Class B Shares. Individual purchases exceeding $250,000 will be rejected.
- ***Class C Shares.*** If you are unsure of the length of your investment or plan to hold your investment for less than six years and would prefer not to pay an initial sales charge, you may prefer Class C Shares. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares (or Class B Shares after conversion to Class A Shares).

  Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the automatic eight year conversion feature applicable to Class B Shares and your investment may pay higher distribution fees indefinitely.

  A maximum purchase limitation of $1,000,000 in the aggregate normally applies to purchases of Class C Shares. Individual purchases exceeding $1,000,000 will be rejected.

Note: Authorized Dealers may receive different compensation for selling Class A, Class B or Class C Shares.

In addition to Class A, Class B and Class C Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

HOW TO SELL SHARES

How Can I Sell Class A, Class B And Class C Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Each Fund will redeem its shares upon request on any business day at the NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund name and Class of Shares
	  ■ The dollar amount you want to sell
	  ■ How and where to send the proceeds
	■ Obtain a signature guarantee (see details below)
	■ Mail your request to:
	Goldman Sachs Funds
	c/o NFDS
	P.O. Box 219711
	Kansas City, MO 64121-9711
	or for overnight delivery:
	Goldman Sachs Funds
	c/o NFDS
	330 West 9th Street
	Poindexter Bldg., 1st Floor
	Kansas City, MO 64105

By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares within any 7 calendar day period ■ Proceeds which are sent directly to a Goldman Sachs brokerage account are not subject to the $50,000 limit

When Do I Need A Signature Guarantee To Redeem Shares?

A signature guarantee is required if:

- You are requesting in writing to redeem shares in an amount over $50,000;
- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change the bank designated on your Account Application.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption instructions from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and NFDS each employ reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated in the Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account) and exchanges of shares normally will be made only to an identically registered account.
- Telephone redemptions will not be accepted during the 30-day period following any change in your address of record.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- A transaction fee of $7.50 may be charged for payments of redemption proceeds by domestic wire. Your bank may also charge wiring fees. You should contact your bank directly to learn whether it charges such fees.
- To change the bank designated on your Account Application, you must send written instructions (with your signature guaranteed) to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any Authorized Dealer assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

The Trust reserves the right to:

- Redeem your shares if your account balance is less than $50 as a result of a redemption. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Funds will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.

- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interests of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional shares of the same class of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?

You may redeem shares of a Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share) at NAV. To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and you must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

- Class A or B Shares—Class A Shares of the same Fund or another Goldman Sachs Fund
- Class C Shares—Class C Shares of the same Fund or another Goldman Sachs Fund
- You should obtain and read the applicable prospectuses before investing in any other Funds.
- If you pay a CDSC upon redemption of Class A or Class C Shares and then reinvest in Class A or Class C Shares as described above, your account will be credited with the amount of the CDSC you paid. The reinvested shares will, however, continue to be subject to a CDSC. The holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares for purposes of computing the CDSC payable upon a subsequent redemption. For Class B Shares, you may reinvest the redemption proceeds in Class A Shares at NAV but the amount of the CDSC paid upon redemption of the Class B Shares will not be credited to your account.
- The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.

- You may be subject to tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Exchange My Investment From One Fund To Another?

You may exchange shares of a Fund at NAV without the imposition of an initial sales charge or CDSC at the time of exchange for shares of the same class or an equivalent class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount you want to exchange ■ Obtain a signature guarantee (see details above) ■ Mail the request to: Goldman Sachs Funds c/o NFDS P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery - Goldman Sachs Funds c/o NFDS 330 West 9th St. Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- Currently, there is no charge for exchanges, although the Funds may impose a charge in the future.
- The exchanged shares may later be exchanged for shares of the same class (or an equivalent class) of the original Fund at the next determined NAV without the imposition of an initial sales charge or CDSC if the amount in the Fund resulting from such exchanges is less than the largest amount on which you have previously paid the applicable sales charge.

- When you exchange shares subject to a CDSC, no CDSC will be charged at that time. The exchanged shares will be subject to the CDSC of the shares originally held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by a subsequent exchange.
- Eligible investors may exchange certain classes of shares for another class of shares of the same Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384 and see the Additional Statement.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and NFDS may use reasonable procedures described under ‘‘What Do I Need to Know About Telephone Redemption Requests?’’ in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account. Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and accompanied by a signature guarantee.
- Exchanges into Funds that are closed to new investors may be restricted.
- A signature guarantee may be required (see details above).

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

SHAREHOLDER SERVICES

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs and your Authorized Dealer, or you may check the appropriate box on the Account Application.

Can My Dividends And Distributions From A Fund Be Invested In Other Funds?

You may elect to cross-reinvest dividends and capital gain distributions paid by a Fund in shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge or CDSC will be imposed.
- You may elect cross-reinvestment into an identically registered account or an account registered in a different name or with a different address, social security number or taxpayer identification number provided that the account has been properly established, appropriate signature guarantees obtained and the minimum initial investment has been satisfied.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge is imposed.
- Shares subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
- Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
- Minimum dollar amount: $50 per month.

What Else Should I Know About Cross-Reinvestments And Automatic Exchanges?

Cross-reinvestments and automatic exchanges are subject to the following conditions:

- You must hold $5,000 or more in the Fund which is paying the dividend or from which the exchange is being made.
- You must invest an amount in the Fund into which cross-reinvestments or automatic exchanges are being made that is equal to that Fund's minimum initial investment or continue to cross-reinvest or to make automatic exchanges until such minimum initial investment is met.
- You should obtain and read the prospectus of the Fund into which dividends are invested or automatic exchanges are made.

Can I Have Automatic Withdrawals Made On A Regular Basis?
You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.

- It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class A, Class B or Class C Shares because of the sales charge imposed on your purchases of Class A Shares or the imposition of a CDSC on your redemptions of Class A, Class B or Class C Shares.
- You must have a minimum balance of $5,000 in a Fund.
- Checks are mailed the next business day after your selected systematic withdrawal date.
- Each systematic withdrawal is a redemption and therefore a taxable transaction.
- The CDSC applicable to Class A, Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Types of Reports Will I Be Sent Regarding My Investment?
You will be provided with a printed confirmation of each transaction in your account and an individual quarterly account statement. A year-to-date statement for your account will be provided upon request made to Goldman Sachs. If your account is held in ''street name'' you may receive your statements and confirmations on a different schedule.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting Goldman Sachs Funds by phone at 1-800-526-7384 or by mail at Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372. The Funds will begin sending individual copies to you within 30 days after receipt of your revocation.

The Funds do not generally provide sub-accounting services.

What Should I Know When I Purchase Shares Through An Authorized Dealer?
Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of a Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

- A Fund will be deemed to have received an order that is in proper form when the order is accepted by an Authorized Dealer or intermediary on a business day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.
- Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Funds within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to selected Authorized Dealers and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Class A, B and C Shares?

The Trust has adopted distribution and service plans (each a ''Plan'') under which Class A, Class B and Class C Shares bear distribution and service fees paid to Authorized Dealers and Goldman Sachs. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from these arrangements. Goldman Sachs generally pays the distribution and service fees on a quarterly basis.

Under the Plans, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75%, respectively, of a Fund's average daily net assets attributed to Class A, Class B and Class C Shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Investment Company Act of 1940, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Authorized Dealers;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class A, Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of each Fund's average daily net assets attributed to Class A (applicable to Goldman Sachs International Equity Funds), Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Funds. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made in 2002 and 2003, the withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase. Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present when the borrower has the option to prepay its obligations.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies

with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). ADRs and GDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded

in the United States. Prices of ADRs are quoted in U.S. dollars. Similarly, GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, structured securities and currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return).

Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's'') or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a

security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, a Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests have no minimum rating criteria. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates.

The Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference.

Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular indices. The Funds may engage in futures transactions on U.S. exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in securities prices. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or related options to seek to increase total return, if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in securities prices may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.

- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares℠, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares[SM].*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, a Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

[This page intentionally left blank]

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request). The information for all periods prior to the period ended August 31, 2000 has been audited by the Funds' previous independent accountants.

CORE LARGE CAP VALUE FUND

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$10.31	$ 0.07[c]	$(1.57)	$(1.50)
2002 - Class B Shares	10.24	—[c]	(1.56)	(1.56)
2002 - Class C Shares	10.25	—[c]	(1.56)	(1.56)
2002 - Institutional Shares	10.31	0.11[c]	(1.57)	(1.46)
2002 - Service Shares	10.31	0.07[c]	(1.58)	(1.51)
2001 - Class A Shares	10.81	0.07[c]	(0.42)	(0.35)
2001 - Class B Shares	10.75	(0.01)[c]	(0.42)	(0.43)
2001 - Class C Shares	10.76	(0.01)[c]	(0.42)	(0.43)
2001 - Institutional Shares	10.82	0.11[c]	(0.43)	(0.32)
2001 - Service Shares	10.81	0.06[c]	(0.42)	(0.36)
2000 - Class A Shares	10.55	0.12[c]	0.36	0.48
2000 - Class B Shares	10.50	0.05[c]	0.36	0.41
2000 - Class C Shares	10.51	0.04[c]	0.37	0.41
2000 - Institutional Shares	10.55	0.16[c]	0.37	0.53
2000 - Service Shares	10.55	0.11[c]	0.36	0.47
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	10.15	0.04	0.40	0.44
1999 - Class B Shares	10.15	0.01	0.36	0.37
1999 - Class C Shares	10.15	0.01	0.37	0.38
1999 - Institutional Shares	10.16	0.06	0.38	0.44
1999 - Service Shares	10.16	0.02	0.40	0.42
For The Period Ended January 31,				
1999 - Class A Shares (commenced December 31, 1998)	10.00	0.01	0.14	0.15
1999 - Class B Shares (commenced December 31, 1998)	10.00	—	0.15	0.15
1999 - Class C Shares (commenced December 31, 1998)	10.00	—	0.15	0.15
1999 - Institutional Shares (commenced December 31, 1998)	10.00	0.01	0.15	0.16
1999 - Service Shares (commenced December 31, 1998)	10.00	0.02	0.14	0.16

See page 82 for all footnotes.

Distributions to shareholders								
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$(0.07)	$ —	$(0.07)	$ 8.74	(14.61)%	$ 76,472	1.11%	0.76%
(0.01)	—	(0.01)	8.67	(15.28)	18,828	1.86	0.00
(0.01)	—	(0.01)	8.68	(15.26)	12,533	1.86	0.01
(0.11)	—	(0.11)	8.74	(14.25)	108,613	0.71	1.15
(0.06)	—	(0.06)	8.74	(14.70)	281	1.21	0.72
(0.09)	(0.06)	(0.15)	10.31	(3.32)	89,861	1.10	0.64
(0.02)	(0.06)	(0.08)	10.24	(4.08)	22,089	1.85	(0.11)
(0.02)	(0.06)	(0.08)	10.25	(4.07)	15,222	1.85	(0.11)
(0.13)	(0.06)	(0.19)	10.31	(3.03)	132,684	0.70	1.04
(0.08)	(0.06)	(0.14)	10.31	(3.43)	56	1.20	0.52
(0.10)	(0.12)	(0.22)	10.81	4.68	100,972	1.06	1.14
(0.04)	(0.12)	(0.16)	10.75	3.96	19,069	1.81	0.44
(0.04)	(0.12)	(0.16)	10.76	3.97	11,178	1.81	0.45
(0.14)	(0.12)	(0.26)	10.82	5.20	175,493	0.66	1.54
(0.09)	(0.12)	(0.21)	10.81	4.60	12	1.16	1.07
(0.04)	—	(0.04)	10.55	4.31	91,072	1.04[b]	0.87[b]
(0.02)	—	(0.02)	10.50	3.68	14,464	1.79[b]	0.05[b]
(0.02)	—	(0.02)	10.51	3.73	8,032	1.79[b]	0.09[b]
(0.05)	—	(0.05)	10.55	4.35	189,540	0.64[b]	1.29[b]
(0.03)	—	(0.03)	10.55	4.11	13	1.14[b]	0.72[b]
—	—	—	10.15	1.50	6,665	1.08[b]	1.45[b]
—	—	—	10.15	1.50	340	1.82[b]	0.84[b]
—	—	—	10.15	1.50	268	1.83[b]	0.70[b]
—	—	—	10.16	1.60	53,396	0.66[b]	1.97[b]
—	—	—	10.16	1.60	2	1.16[b]	2.17[b]

CORE LARGE CAP VALUE FUND (continued)

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,			
2002 - Class A Shares	1.20%	0.67%	112%
2002 - Class B Shares	1.95	(0.09)	112
2002 - Class C Shares	1.95	(0.08)	112
2002 - Institutional Shares	0.80	1.06	112
2002 - Service Shares	1.30	0.63	112
2001 - Class A Shares	1.17	0.57	70
2001 - Class B Shares	1.92	(0.18)	70
2001 - Class C Shares	1.92	(0.18)	70
2001 - Institutional Shares	0.77	0.97	70
2001 - Service Shares	1.27	0.45	70
2000 - Class A Shares	1.17	1.03	83
2000 - Class B Shares	1.92	0.33	83
2000 - Class C Shares	1.92	0.34	83
2000 - Institutional Shares	0.77	1.43	83
2000 - Service Shares	1.27	0.96	83
For The Seven-Month Period Ended August 31,			
1999 - Class A Shares	1.21[b]	0.70[b]	36
1999 - Class B Shares	1.96[b]	(0.12)[b]	36
1999 - Class C Shares	1.96[b]	(0.08)[b]	36
1999 - Institutional Shares	0.81[b]	1.12[b]	36
1999 - Service Shares	1.31[b]	0.55[b]	36
For The Period Ended January 31,			
1999 - Class A Shares (commenced December 31, 1998)	8.03[b]	(5.50)[b]	0
1999 - Class B Shares (commenced December 31, 1998)	8.77[b]	(6.11)[b]	0
1999 - Class C Shares (commenced December 31, 1998)	8.78[b]	(6.25)[b]	0
1999 - Institutional Shares (commenced December 31, 1998)	7.61[b]	(4.98)[b]	0
1999 - Service Shares (commenced December 31, 1998)	8.11[b]	(4.78)[b]	0

[This page intentionally left blank]

CORE U.S. EQUITY FUND

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$24.30	$ 0.04[C]	$(4.16)	$(4.12)
2002 - Class B Shares	23.39	(0.13)[C]	(3.98)	(4.11)
2002 - Class C Shares	23.29	(0.12)[C]	(3.97)	(4.09)
2002 - Institutional Shares	24.68	0.14[C]	(4.25)	(4.11)
2002 - Service Shares	24.15	0.02[C]	(4.14)	(4.12)
2001 - Class A Shares	36.77	0.01[C]	(8.96)	(8.95)
2001 - Class B Shares	35.71	(0.19)[C]	(8.67)	(8.86)
2001 - Class C Shares	35.59	(0.19)[C]	(8.65)	(8.84)
2001 - Institutional Shares	37.30	0.13[C]	(9.09)	(8.96)
2001 - Service Shares	36.54	(0.01)[C]	(8.91)	(8.92)
2000 - Class A Shares	34.21	0.10[C]	6.00	6.10
2000 - Class B Shares	33.56	(0.14)[C]	5.83	5.69
2000 - Class C Shares	33.46	(0.13)[C]	5.80	5.67
2000 - Institutional Shares	34.61	0.24[C]	6.07	6.31
2000 - Service Shares	34.05	0.07[C]	5.96	6.03
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	32.98	0.03	1.20	1.23
1999 - Class B Shares	32.50	(0.11)	1.17	1.06
1999 - Class C Shares	32.40	(0.10)	1.16	1.06
1999 - Institutional Shares	33.29	0.11	1.21	1.32
1999 - Service Shares	32.85	0.01	1.19	1.20
For The Years Ended January 31,				
1999 - Class A Shares	26.59	0.04	7.02	7.06
1999 - Class B Shares	26.32	(0.10)	6.91	6.81
1999 - Class C Shares	26.24	(0.10)	6.89	6.79
1999 - Institutional Shares	26.79	0.20	7.11	7.31
1999 - Service Shares	26.53	0.06	7.01	7.07
1998 - Class A Shares	23.32	0.11	5.63	5.74
1998 - Class B Shares	23.18	0.11	5.44	5.55
1998 - Class C Shares (commenced August 15, 1997)	27.48	0.03	1.22	1.25
1998 - Institutional Shares	23.44	0.30	5.65	5.95
1998 - Service Shares	23.27	0.19	5.57	5.76

See page 82 for all footnotes.

Distributions to shareholders								
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$ —	$ —	$ —	$ —	$20.18	(16.95)%	$340,934	1.14%	0.19%
—	—	—	—	19.28	(17.57)	127,243	1.89	(0.57)
—	—	—	—	19.20	(17.56)	36,223	1.89	(0.56)
—	—	—	—	20.57	(16.65)	163,439	0.74	0.59
—	—	—	—	20.03	(17.06)	6,484	1.24	0.09
(0.06)	—	(3.46)	(3.52)	24.30	(25.96)	471,445	1.14	0.04
—	—	(3.46)	(3.46)	23.39	(26.49)	184,332	1.89	(0.70)
—	—	(3.46)	(3.46)	23.29	(26.53)	45,841	1.89	(0.70)
(0.19)	(0.01)	(3.46)	(3.66)	24.68	(25.66)	255,400	0.74	0.45
(0.01)	—	(3.46)	(3.47)	24.15	(26.02)	8,319	1.24	(0.05)
—	—	(3.54)	(3.54)	36.77	18.96	715,775	1.14	0.31
—	—	(3.54)	(3.54)	35.71	18.03	275,673	1.89	(0.44)
—	—	(3.54)	(3.54)	35.59	18.03	62,820	1.89	(0.43)
(0.08)	—	(3.54)	(3.62)	37.30	19.41	379,172	0.74	0.71
—	—	(3.54)	(3.54)	36.54	18.83	11,879	1.24	0.19
—	—	—	—	34.21	3.73	614,310	1.14[b]	0.15[b]
—	—	—	—	33.56	3.26	214,087	1.89[b]	(0.60)[b]
—	—	—	—	33.46	3.27	43,361	1.89[b]	(0.61)[b]
—	—	—	—	34.61	3.97	335,465	0.74[b]	0.54[b]
—	—	—	—	34.05	3.65	11,204	1.24[b]	0.06[b]
(0.03)	(0.01)	(0.63)	(0.67)	32.98	26.89	605,566	1.23	0.15
—	—	(0.63)	(0.63)	32.50	26.19	152,347	1.85	(0.50)
—	—	(0.63)	(0.63)	32.40	26.19	26,912	1.87	(0.53)
(0.15)	(0.03)	(0.63)	(0.81)	33.29	27.65	307,200	0.69	0.69
(0.10)	(0.02)	(0.63)	(0.75)	32.85	27.00	11,600	1.19	0.19
(0.12)	—	(2.35)	(2.47)	26.59	24.96	398,393	1.28	0.51
—	(0.06)	(2.35)	(2.41)	26.32	24.28	59,208	1.79	(0.05)
—	(0.14)	(2.35)	(2.49)	26.24	4.85	6,267	1.78[b]	(0.21)[b]
(0.24)	(0.01)	(2.35)	(2.60)	26.79	25.76	202,893	0.65	1.16
(0.07)	(0.08)	(2.35)	(2.50)	26.53	25.11	7,841	1.15	0.62

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,			
2002 - Class A Shares	1.24%	0.09%	74%
2002 - Class B Shares	1.99	(0.67)	74
2002 - Class C Shares	1.99	(0.66)	74
2002 - Institutional Shares	0.84	0.49	74
2002 - Service Shares	1.34	(0.01)	74
2001 - Class A Shares	1.23%	(0.05)%	54%
2001 - Class B Shares	1.98	(0.79)	54
2001 - Class C Shares	1.98	(0.79)	54
2001 - Institutional Shares	0.83	0.36	54
2001 - Service Shares	1.33	(0.14)	54
2000 - Class A Shares	1.23	0.22	59
2000 - Class B Shares	1.98	(0.53)	59
2000 - Class C Shares	1.98	(0.52)	59
2000 - Institutional Shares	0.83	0.62	59
2000 - Service Shares	1.33	0.10	59
For The Seven-Month Period Ended August 31,			
1999 - Class A Shares	1.24[b]	0.05[b]	42
1999 - Class B Shares	1.99[b]	(0.70)[b]	42
1999 - Class C Shares	1.99[b]	(0.71)[b]	42
1999 - Institutional Shares	0.84[b]	0.44[b]	42
1999 - Service Shares	1.34[b]	(0.04)[b]	42
For The Years Ended January 31,			
1999 - Class A Shares	1.36	0.02	64
1999 - Class B Shares	1.98	(0.63)	64
1999 - Class C Shares	2.00	(0.66)	64
1999 - Institutional Shares	0.82	0.56	64
1999 - Service Shares	1.32	0.06	64
1998 - Class A Shares	1.47	0.32	66
1998 - Class B Shares	1.96	(0.22)	66
1998 - Class C Shares (commenced August 15, 1997)	1.95[b]	(0.38)[b]	66
1998 - Institutional Shares	0.82	0.99	66
1998 - Service Shares	1.32	0.45	66

[This page intentionally left blank]

CORE LARGE CAP GROWTH FUND

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$11.51	$(0.03)[c]	$ (2.38)	$ (2.41)
2002 - Class B Shares	11.16	(0.11)[c]	(2.29)	(2.40)
2002 - Class C Shares	11.17	(0.11)[c]	(2.30)	(2.41)
2002 - Institutional Shares	11.63	0.01[c]	(2.41)	(2.40)
2002 - Service Shares	11.45	(0.04)[c]	(2.36)	(2.40)
2001 - Class A Shares	22.66	(0.09)[c]	(9.97)	(10.06)
2001 - Class B Shares	22.14	(0.20)[c]	(9.71)	(9.91)
2001 - Class C Shares	22.15	(0.20)[c]	(9.71)	(9.91)
2001 - Institutional Shares	22.87	(0.02)[c]	(10.06)	(10.08)
2001 - Service Shares	22.55	(0.10)[c]	(9.93)	(10.03)
2000 - Class A Shares	17.02	0.06[c]	5.67	5.73
2000 - Class B Shares	16.75	(0.09)[c]	5.57	5.48
2000 - Class C Shares	16.75	(0.08)[c]	5.57	5.49
2000 - Institutional Shares	17.10	0.13[c]	5.73	5.86
2000 - Service Shares	16.95	0.03[c]	5.66	5.69
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	16.17	(0.01)	0.86	0.85
1999 - Class B Shares	15.98	(0.07)	0.84	0.77
1999 - Class C Shares	15.99	(0.07)	0.83	0.76
1999 - Institutional Shares	16.21	0.03	0.86	0.89
1999 - Service Shares	16.11	(0.02)	0.86	0.84
For the Year Ended January 31,				
1999 - Class A Shares	11.97	0.01	4.19	4.20
1999 - Class B Shares	11.92	(0.06)	4.12	4.06
1999 - Class C Shares	11.93	(0.05)	4.11	4.06
1999 - Institutional Shares	11.97	0.02	4.23	4.25
1999 - Service Shares	11.95	(0.01)	4.17	4.16
For the Period Ended January 31,				
1998 - Class A Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36
1998 - Class B Shares (commenced May 1, 1997)	10.00	(0.03)	2.33	2.30
1998 - Class C Shares (commenced August 15, 1997)	11.80	(0.02)	0.54	0.52
1998 - Institutional Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36
1998 - Service Shares (commenced May 1, 1997)	10.00	(0.02)	2.35	2.33

See page 82 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.04)	$(0.04)	$ 9.06	(21.04)%	$139,593	1.17%
—	—	(0.04)	(0.04)	8.72	(21.61)	99,959	1.92
—	—	(0.04)	(0.04)	8.72	(21.68)	41,627	1.92
—	—	(0.04)	(0.04)	9.19	(20.74)	131,590	0.77
—	—	(0.04)	(0.04)	9.01	(21.06)	409	1.27
(0.02)	—	(1.07)	(1.09)	11.51	(45.97)	246,785	1.16
—	—	(1.07)	(1.07)	11.16	(46.37)	167,469	1.91
—	—	(1.07)	(1.07)	11.17	(46.35)	77,398	1.91
(0.09)	—	(1.07)	(1.16)	11.63	(45.73)	201,935	0.76
—	—	(1.07)	(1.07)	11.45	(46.05)	1,316	1.26
—	—	(0.09)	(0.09)	22.66	33.73	545,763	1.09
—	—	(0.09)	(0.09)	22.14	32.78	338,128	1.84
—	—	(0.09)	(0.09)	22.15	32.84	154,966	1.84
—	—	(0.09)	(0.09)	22.87	34.34	322,900	0.69
—	—	(0.09)	(0.09)	22.55	33.64	3,879	1.19
—	—	—	—	17.02	5.26	300,684	1.04[b]
—	—	—	—	16.75	4.82	181,626	1.79[b]
—	—	—	—	16.75	4.75	75,502	1.79[b]
—	—	—	—	17.10	5.49	310,704	0.64[b]
—	—	—	—	16.95	5.21	2,510	1.14[b]
—	—	—	—	16.17	35.10	175,510	0.97
—	—	—	—	15.98	34.07	93,711	1.74
—	—	—	—	15.99	34.04	37,081	1.74
—	(0.01)	—	(0.01)	16.21	35.54	295,734	0.65
—	—	—	—	16.11	34.85	1,663	1.15
(0.01)	—	(0.38)	(0.39)	11.97	23.79	53,786	0.91[b]
—	—	(0.38)	(0.38)	11.92	23.26	13,857	1.67[b]
—	(0.01)	(0.38)	(0.39)	11.93	4.56	4,132	1.68[b]
(0.01)	—	(0.38)	(0.39)	11.97	23.89	4,656	0.72[b]
—	—	(0.38)	(0.38)	11.95	23.56	115	1.17[b]

CORE LARGE CAP GROWTH FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.32)%	1.27%	(0.42)%	113%
2002 - Class B Shares	(1.06)	2.02	(1.16)	113
2002 - Class C Shares	(1.07)	2.02	(1.17)	113
2002 - Institutional Shares	0.08	0.87	(0.02)	113
2002 - Service Shares	(0.41)	1.37	(0.51)	113
2001 - Class A Shares	(0.57)%	1.24%	(0.65)%	68%
2001 - Class B Shares	(1.32)	1.99	(1.40)	68
2001 - Class C Shares	(1.32)	1.99	(1.40)	68
2001 - Institutional Shares	(0.15)	0.84	(0.23)	68
2001 - Service Shares	(0.68)	1.34	(0.76)	68
2000 - Class A Shares	0.31	1.24	0.16	73
2000 - Class B Shares	(0.44)	1.99	(0.59)	73
2000 - Class C Shares	(0.43)	1.99	(0.58)	73
2000 - Institutional Shares	0.65	0.84	0.50	73
2000 - Service Shares	0.15	1.34	—	73
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.11)[b]	1.26[b]	(0.33)[b]	33
1999 - Class B Shares	(0.87)[b]	2.01[b]	(1.09)[b]	33
1999 - Class C Shares	(0.87)[b]	2.01[b]	(1.09)[b]	33
1999 - Institutional Shares	0.31[b]	0.86[b]	0.09[b]	33
1999 - Service Shares	(0.21)[b]	1.36[b]	(0.43)[b]	33
For the Year Ended January 31,				
1999 - Class A Shares	0.05	1.46	(0.44)	63
1999 - Class B Shares	(0.73)	2.11	(1.10)	63
1999 - Class C Shares	(0.74)	2.11	(1.11)	63
1999 - Institutional Shares	0.35	1.02	(0.02)	63
1999 - Service Shares	(0.16)	1.52	(0.53)	63
For the Period Ended January 31,				
1998 - Class A Shares (commenced May 1, 1997)	0.12[b]	2.40[b]	(1.37)[b]	75
1998 - Class B Shares (commenced May 1, 1997)	(0.72)[b]	2.91[b]	(1.96)[b]	75
1998 - Class C Shares (commenced August 15, 1997)	(0.76)[b]	2.92[b]	(2.00)[b]	75
1998 - Institutional Shares (commenced May 1, 1997)	0.42[b]	1.96[b]	(0.82)[b]	75
1998 - Service Shares (commenced May 1, 1997)	(0.21)[b]	2.41[b]	(1.45)[b]	75

[This page intentionally left blank]

CORE SMALL CAP EQUITY FUND

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$10.59	$ —[c]	$(0.83)	$(0.83)
2002 - Class B Shares	10.26	(0.08)[c]	(0.79)	(0.87)
2002 - Class C Shares	10.29	(0.07)[c]	(0.81)	(0.88)
2002 - Institutional Shares	10.76	0.04[c]	(0.85)	(0.81)
2002 - Service Shares	10.55	0.01[c]	(0.84)	(0.83)
2001 - Class A Shares	12.90	0.01[c]	(1.12)	(1.11)
2001 - Class B Shares	12.63	(0.07)[c]	(1.10)	(1.17)
2001 - Class C Shares	12.66	(0.07)[c]	(1.10)	(1.17)
2001 - Institutional Shares	13.03	0.05[c]	(1.12)	(1.07)
2001 - Service Shares	12.87	—[c]	(1.12)	(1.12)
2000 - Class A Shares	10.23	(0.03)[c]	2.70	2.67
2000 - Class B Shares	10.09	(0.11)[c]	2.65	2.54
2000 - Class C Shares	10.10	(0.10)[c]	2.66	2.56
2000 - Institutional Shares	10.30	0.02[c]	2.71	2.73
2000 - Service Shares	10.22	(0.04)[c]	2.69	2.65
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	10.16	(0.01)	0.08	0.07
1999 - Class B Shares	10.07	(0.05)	0.07	0.02
1999 - Class C Shares	10.08	(0.05)	0.07	0.02
1999 - Institutional Shares	10.20	0.02	0.08	0.10
1999 - Service Shares	10.16	(0.01)	0.07	0.06
For the Year Ended January 31,				
1999 - Class A Shares	10.59	0.01	(0.43)	(0.42)
1999 - Class B Shares	10.56	(0.05)	(0.44)	(0.49)
1999 - Class C Shares	10.57	(0.04)	(0.45)	(0.49)
1999 - Institutional Shares	10.61	0.04	(0.43)	(0.39)
1999 - Service Shares	10.60	0.01	(0.44)	(0.43)
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	10.00	(0.01)	0.65	0.64
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.03)	0.64	0.61
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	0.64	0.62
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.01	0.65	0.66
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	0.64	0.65

See page 82 for all footnotes.

Distributions to shareholders							
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$(0.40)	$(0.40)	$ 9.36	(8.20)%	$57,014	1.34%
—	(0.40)	(0.40)	8.99	(8.88)	16,854	2.09
—	(0.40)	(0.40)	9.01	(8.95)	11,504	2.09
(0.04)	(0.40)	(0.44)	9.51	(7.93)	57,683	0.94
(0.02)	(0.40)	(0.42)	9.30	(8.27)	28,999	1.44
—	(1.20)	(1.20)	10.59	(8.64)	50,093	1.33
—	(1.20)	(1.20)	10.26	(9.35)	16,125	2.08
—	(1.20)	(1.20)	10.29	(9.32)	8,885	2.08
—	(1.20)	(1.20)	10.76	(8.28)	62,794	0.93
—	(1.20)	(1.20)	10.55	(8.75)	201	1.43
—	—	—	12.90	26.10	54,954	1.33
—	—	—	12.63	25.17	17,923	2.08
—	—	—	12.66	25.35	8,289	2.08
—	—	—	13.03	26.60	86,196	0.93
—	—	—	12.87	25.93	63	1.43
—	—	—	10.23	0.69	52,660	1.33[b]
—	—	—	10.09	0.20	13,711	2.08[b]
—	—	—	10.10	0.20	6,274	2.08[b]
—	—	—	10.30	0.98	62,633	0.93[b]
—	—	—	10.22	0.59	64	1.43[b]
(0.01)	—	(0.01)	10.16	(3.97)	64,087	1.31
—	—	—	10.07	(4.64)	15,406	2.00
—	—	—	10.08	(4.64)	6,559	2.01
(0.02)	—	(0.02)	10.20	(3.64)	62,763	0.94
(0.01)	—	(0.01)	10.16	(4.07)	54	1.44
—	(0.05)	(0.05)	10.59	6.37	11,118	1.25[b]
—	(0.05)	(0.05)	10.56	6.07	9,957	1.95[b]
—	(0.05)	(0.05)	10.57	6.17	2,557	1.95[b]
—	(0.05)	(0.05)	10.61	6.57	9,026	0.95[b]
—	(0.05)	(0.05)	10.60	6.47	2	1.45[b]

CORE SMALL CAP EQUITY FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.01%	1.58%	(0.23)%	136%
2002 - Class B Shares	(0.74)	2.33	(0.98)	136
2002 - Class C Shares	(0.74)	2.33	(0.98)	136
2002 - Institutional Shares	0.39	1.18	0.15	136
2002 - Service Shares	0.15	1.68	(0.09)	136
2001 - Class A Shares	0.09	1.59	(0.17)	85
2001 - Class B Shares	(0.66)	2.34	(0.92)	85
2001 - Class C Shares	(0.66)	2.34	(0.92)	85
2001 - Institutional Shares	0.48	1.19	0.22	85
2001 - Service Shares	0.03	1.69	(0.23)	85
2000 - Class A Shares	(0.21)	1.55	(0.43)	135
2000 - Class B Shares	(0.96)	2.30	(1.18)	135
2000 - Class C Shares	(0.96)	2.30	(1.18)	135
2000 - Institutional Shares	0.19	1.15	(0.03)	135
2000 - Service Shares	(0.30)	1.65	(0.52)	135
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.12)[b]	1.67[b]	(0.46)[b]	52
1999 - Class B Shares	(0.86)[b]	2.42[b]	(1.20)[b]	52
1999 - Class C Shares	(0.86)[b]	2.42[b]	(1.20)[b]	52
1999 - Institutional Shares	0.28[b]	1.27[b]	(0.06)[b]	52
1999 - Service Shares	(0.22)[b]	1.77[b]	(0.56)[b]	52
For the Year Ended January 31,				
1999 - Class A Shares	0.08	2.00	(0.61)	75
1999 - Class B Shares	(0.55)	2.62	(1.17)	75
1999 - Class C Shares	(0.56)	2.63	(1.18)	75
1999 - Institutional Shares	0.60	1.56	(0.02)	75
1999 - Service Shares	0.01	2.06	(0.61)	75
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	(0.36)[b]	3.92[b]	(3.03)[b]	38
1998 - Class B Shares (commenced August 15, 1997)	(1.04)[b]	4.37[b]	(3.46)[b]	38
1998 - Class C Shares (commenced August 15, 1997)	(1.07)[b]	4.37[b]	(3.49)[b]	38
1998 - Institutional Shares (commenced August 15, 1997)	0.15[b]	3.37[b]	(2.27)[b]	38
1998 - Service Shares (commenced August 15, 1997)	0.40[b]	3.87[b]	(2.02)[b]	38

Footnotes:

a Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

b Annualized.

c Calculated based on the average shares outstanding methodology.

Index

CORE^{SM} Domestic Equity Funds Prospectus (Class A, B and C Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-526-7384.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-526-7384
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov
Goldman Sachs – http://www.gs.com (Prospectus Only)

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset Management

525224
EQCOREPROABC

Prospectus

Institutional Shares

December 20, 2002

GOLDMAN SACHS CORE℠ DOMESTIC EQUITY FUNDS



- Goldman Sachs CORE℠ Large Cap Value Fund
- Goldman Sachs CORE℠ U.S. Equity Fund
- Goldman Sachs CORE℠ Large Cap Growth Fund
- Goldman Sachs CORE℠ Small Cap Equity Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset
Management

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the CORE Large Cap Value, CORE Large Cap Growth and CORE Small Cap Equity Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the CORE U.S. Equity Fund. Goldman Sachs Asset Management and Goldman Sachs Funds Management, L.P. are each referred to in this Prospectus as the ''Investment Adviser.''

QUANTITATIVE (''CORE'') STYLE FUNDS

Goldman Sachs' CORE Investment Philosophy:

Goldman Sachs' quantitative style of funds—CORE—emphasizes the two building blocks of active management: **stock selection** and **portfolio construction.**

I. CORE Stock Selection

The CORE Funds use the Goldman Sachs' proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in each Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Research*** (What do fundamental analysts think about the company and its prospects?)
- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Momentum*** (What are medium-term price trends? How has the price responded to new information?)
- ***Profitability*** (What is the company's margin on sales? How efficient are its operations?)
- ***Earnings Quality*** (Were earnings derived from sustainable (cash-based) sources?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process combines both our quantitative and qualitative analysis.

II. CORE Portfolio Construction

A proprietary risk model, which is intended to identify and measure risk as accurately as possible, includes all the above factors used in the return model to select stocks, as well as several other factors associated with risk but not return. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark, and by attempting to run a size and sector neutral portfolio. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given each CORE Fund's benchmark.

Goldman Sachs CORE Funds are fully invested, broadly diversified and offer consistent overall portfolio characteristics. They may serve as good foundations on which to build a portfolio.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs CORE Large Cap Value Fund

FUND FACTS	
Objective:	Long-term growth of capital and dividend income
Benchmark:	Russell 1000® Value Index
Investment Focus:	Diversified portfolio of equity investments in large-cap U.S. issuers selling at low to modest valuations
Investment Style:	Quantitative, applied to large-cap value stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and dividend income. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap U.S. issuers that are selling at low to modest valuations relative to general market measures, such as earnings, book value and other fundamental accounting measures, and that are expected to have favorable prospects for capital appreciation and/or dividend-paying ability.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The

capitalization range of the Russell 1000® Value Index is currently between $162 million and $229.5 billion.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Value Index. The Fund seeks a portfolio consisting of companies with above average capitalizations and low to moderate valuations as measured by price/earnings ratios, book value and other fundamental accounting measures.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE U.S. Equity Fund

FUND FACTS

Objective:	Long-term growth of capital and dividend income
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments
Investment Style:	Quantitative, applied to large-cap growth and value (blend) stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and dividend income. The Fund seeks this objective through a broadly diversified portfolio of large-cap and blue chip equity investments representing all major sectors of the U.S. economy.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase in a diversified portfolio of equity investments in U.S. issuers, including foreign companies that are traded in the United States.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500® Index. The Fund seeks a broad representation in most major sectors of the U.S. economy and a portfolio consisting of companies with average long-term earnings growth expectations and dividend yields.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE Large Cap Growth Fund

FUND FACTS	
Objective:	Long-term growth of capital; dividend income is a secondary consideration
Benchmark:	Russell 1000® Growth Index
Investment Focus:	Large-cap, growth-oriented U.S. equity investments
Investment Style:	Quantitative, applied to large-cap growth stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Growth Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 1000® Growth Index is currently between $162 million and $308 billion.

The Investment Adviser emphasizes a company's growth prospects in analyzing equity investments to be purchased by the Fund. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Growth Index. The Fund seeks a portfolio consisting of companies with above average capitalizations and earnings growth expectations and below average dividend yields.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE Small Cap Equity Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	Russell 2000® Index
Investment Focus:	Equity investments in small-cap U.S. companies
Investment Style:	Quantitative, applied to small-cap growth and value (blend) stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in U.S. issuers.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000® Index at the time of investment. The Fund is not required to limit its investments to securities in the Russell 2000® Index. In addition, if the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 2000® Index is currently between $10.7 million and $1.9 billion.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 2000® Index. The Fund seeks a portfolio consisting of companies with small market capitalizations, strong expected earnings growth and momentum, and better valuation and risk characteristics than the Russell 2000® Index.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Investment Practices				
Borrowings	*33⅓*	*33 ⅓*	*33⅓*	*33⅓*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps	—	—	—	—
Cross Hedging of Currencies	•	•	•	•
Custodial Receipts and Trust Certificates	•	•	•	•
Equity Swaps*	15	15	15	15
Foreign Currency Transactions**	•	•	•	•
Futures Contracts and Options on Futures Contracts	•[1]	•[2]	•[1]	•[1]
Interest Rate Caps, Floors and Collars	—	—	—	—
Investment Company Securities (including iShares[SM] and Standard & Poor's Depositary Receipts[TM])	*10*	*10*	*10*	*10*
Loan Participations	—	—	—	—
Mortgage Dollar Rolls	—	—	—	—
Options on Foreign Currencies[3]	•	•	•	•
Options on Securities and Securities Indices[4]	•	•	•	•
Repurchase Agreements	•	•	•	•
Reverse Repurchase Agreements (for investment purposes)	—	—	—	—
Securities Lending	*33⅓*	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	—	—	—	—
Unseasoned Companies	•	•	•	•
Warrants and Stock Purchase Rights	•	•	•	•
When-Issued Securities and Forward Commitments	•	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
** *Limited by the amount the Fund invests in foreign securities.*
[1] *The CORE Large Cap Value, CORE Large Cap Growth and CORE Small Cap Equity Funds may enter into futures transactions only with respect to a representative index.*
[2] *The CORE U.S. Equity Fund may enter into futures transactions only with respect to the S&P 500® Index.*
[3] *The Funds may purchase and sell call and put options.*
[4] *The Funds may sell covered call and put options and purchase call and put options.*

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Investment Securities				
American and Global Depositary Receipts[5]	•	•	•	•
Asset-Backed and Mortgage-Backed Securities	—	—	—	—
Bank Obligations[6]	•	•	•	•
Convertible Securities[7]	•	•	•	•
Corporate Debt Obligations[6]	•	•	•	•
Equity Investments	80+	*90+*	80+	80+
Emerging Country Securities	—	—	—	—
Fixed-Income Securities[8]	20	*10*	20	20
Foreign Securities[9]	•	•	•	•
Foreign Government Securities	—	—	—	—
Municipal Securities	—	—	—	—
Non-Investment Grade Fixed-Income Securities	—	—	—	—
Real Estate Investment Trusts	•	•	•	•
Stripped Mortgage-Backed Securities	—	—	—	—
Structured Securities*	•	•	•	•
Temporary Investments	*35*	*35*	*35*	*35*
U.S. Government Securities[6]	•	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	—	—	—	—

** Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[5] The Funds may not invest in European Depositary Receipts.
[6] Limited by the amount the Fund invests in fixed-income securities and limited to cash equivalents only.
[7] The Funds have no minimum rating criteria for convertible debt securities.
[8] Except as noted under ''Convertible Securities,'' fixed-income securities must be investment grade (i.e., BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO'')).
[9] Equity securities of foreign issuers must be traded in the United States.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable
— Not applicable

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Credit/Default	•	•	•	•
Foreign	•	•	•	•
Stock	•	•	•	•
Derivatives	•	•	•	•
Interest Rate	•	•	•	•
Management	•	•	•	•
Market	•	•	•	•
Liquidity	•	•	•	•
Investment Style	•	•	•	•
Mid Cap/Small Cap	—	—	—	•

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in small and mid-capitalization stocks and REITs will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund

may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Institutional Shares from year to year; and (b) how the average annual total returns of a Fund's Institutional Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Institutional Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Institutional Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Institutional Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Institutional Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

CORE Large Cap Value Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –23.29%.
Best Quarter*
Q2 '99 +10.50%
Worst Quarter*
Q3 '01 –10.82%
9.22%
4.53%
-4.87%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 12/31/98)		
Returns Before Taxes	–4.87%	2.79%
Returns After Taxes on Distributions**	–5.25%	2.12%
Returns After Taxes on Distributions and Sale of Fund Shares**	–2.97%	1.93%
Russell 1000® Value Index***	–5.59%	2.73%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Value Index (inception date 1/1/99) is an unmanaged market capitalization weighted index of the 1000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE U.S. Equity Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –26.61%.
Best Quarter*
Q4 '98 +21.60%
Worst Quarter*
Q3 '98 –14.57%
22.09%
32.67%
21.95%
23.33%
-9.57%
-10.93%
1996
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Institutional Shares (Inception 6/15/95)			
Returns Before Taxes	–10.93%	9.94%	13.33%
Returns After Taxes on Distributions**	–10.93%	8.07%	11.38%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.66%	7.83%	10.67%
S&P 500® Index***	–11.88%	10.69%	14.13%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE Large Cap Growth Fund

TOTAL RETURN

CALENDAR YEAR

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –30.81%.

Best Quarter*
Q4 '98 +25.61%

Worst Quarter*
Q1 '01 –21.95%



30.64%
36.89%
-22.10%
-21.06%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 5/1/97)		
Returns Before Taxes	–21.06%	6.42%
Returns After Taxes on Distributions**	–21.10%	5.63%
Returns After Taxes on Distributions and Sale of Fund Shares**	–12.78%	5.01%
Russell 1000® Growth Index***	–20.43%	7.26%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Growth Index is an unmanaged market capitalization weighted index of the 1000 largest U.S. companies with higher price-to-book ratios and higher forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE Small Cap Equity Fund

TOTAL RETURN

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –19.43%.

Best Quarter*
Q4 '01 +20.65%

Worst Quarter*
Q3 '98 –24.25%

CALENDAR YEAR



17.18%
3.18%
3.13%
-5.63%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 8/15/97)		
Returns Before Taxes	3.13%	5.64%
Returns After Taxes on Distributions**	2.24%	4.70%
Returns After Taxes on Distributions and Sale of Fund Shares**	2.59%	4.33%
Russell 2000® Index***	2.49%	5.27%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 2000® Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Institutional Shares)

This table describes the fees and expenses that you would pay if you buy and hold Institutional Shares of a Fund.

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Shareholder Fees **(fees paid directly from your investment):**				
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	None	None	None	None
Exchange Fees	None	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]				
Management Fees[2]	0.60%	0.75%	0.75%	0.85%
Distribution and Service (12b-1) Fees	None	None	None	None
Other Expenses[3]	0.20%	0.09%	0.12%	0.33%
Total Fund Operating Expenses*	0.80%	0.84%	0.87%	1.18%

See page 19 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):				
Management Fees[2]	*0.60%*	*0.70%*	*0.70%*	*0.85%*
Distribution and Service (12b-1) Fees	*None*	*None*	*None*	*None*
Other Expenses[3]	*0.10%*	*0.04%*	*0.06%*	*0.08%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*0.70%*	*0.74%*	*0.76%*	*0.93%*

[1] *The Funds' annual operating expenses are based on actual expenses.*

[2] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the CORE U.S. Equity Fund and the CORE Large Cap Growth Fund equal to 0.05% and 0.05%, respectively, of such Funds' average daily net assets.* ***As a result of fee waivers, the current management fees of the CORE U.S. Equity Fund and CORE Large Cap Growth Fund are 0.70% and 0.70%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Institutional Shares plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
CORE Large Cap Value	*0.06%*
CORE U.S. Equity	*0.00%*
CORE Large Cap Growth	*0.02%*
CORE Small Cap Equity	*0.04%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Institutional Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
CORE Large Cap Value	$ 82	$255	$444	$ 990
CORE U.S. Equity	$ 86	$268	$466	$1,037
CORE Large Cap Growth	$ 89	$278	$482	$1,073
CORE Small Cap Equity	$120	$375	$649	$1,432

Institutions that invest in Institutional Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain institutions that invest in Institutional Shares may receive other compensation in connection with the sale and distribution of Institutional Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	CORE Large Cap Value CORE Large Cap Growth CORE Small Cap Equity
Goldman Sachs Funds Management, L.P. (''GSFM'') 32 Old Slip New York, New York 10005	CORE U.S. Equity

GSAM and GSFM are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSFM, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed

with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
CORE Large Cap Value	0.60%	0.60%
CORE Large Cap Growth	0.75%	0.70%
CORE Small Cap Equity	0.85%	0.85%
GSFM:		
CORE U.S. Equity	0.75%	0.70%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Quantitative Equity Team

- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $25.6 billion in equities currently under management

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Managing Director	Senior Portfolio Manager— CORE Large Cap Value CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity	Since 1998 1998 1998 1998	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Robert C. Jones Managing Director	Senior Portfolio Manager— CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity CORE Large Cap Value	Since 1991 1997 1997 1998	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Victor H. Pinter Vice President	Senior Portfolio Manager— CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity CORE Large Cap Value	Since 1996 1997 1997 1998	Mr. Pinter joined the Investment Adviser as a research analyst in 1989. He became a portfolio manager in 1992.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used

for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
CORE Large Cap Value	Quarterly	Annually
CORE U.S. Equity	Annually	Annually
CORE Large Cap Growth	Annually	Annually
CORE Small Cap Equity	Annually	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Institutional Shares.

HOW TO BUY SHARES

How Can I Purchase Institutional Shares Of The Funds?

You may purchase Institutional Shares on any business day at their NAV next determined after receipt of an order. No sales load is charged. You should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application attached to this Prospectus. Purchases of Institutional Shares must be settled within three business days of receipt of a complete purchase order.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and

the order will be priced at the Fund's NAV next determined after such acceptance.

- Authorized institutions and intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary to learn whether it is authorized to accept orders for the Trust.

These institutions may receive payments from the Funds or Goldman Sachs for the services provided by them with respect to the Funds' Institutional Shares. These payments may be in addition to other payments borne by the Funds.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to certain institutions and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Institutional Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Institutional Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Type of Investor	Minimum Investment
■ Banks, trust companies or other depository institutions investing for their own account or on behalf of clients ■ Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations ■ State, county, city or any instrumentality, department, authority or agency thereof ■ Corporations with at least $100 million in assets or in outstanding publicly traded securities ■ ''Wrap'' account sponsors (provided they have an agreement covering the arrangement with GSAM) ■ Registered investment advisers investing for accounts for which they receive asset-based fees	$1,000,000 in Institutional Shares of a Fund alone or in combination with other assets under the management of GSAM and its affiliates
■ Individual investors ■ Qualified non-profit organizations, charitable trusts, foundations and endowments ■ Accounts over which GSAM or its advisory affiliates have investment discretion	$10,000,000

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates or for other investors at the discretion of the Trust's officers. No minimum amount is required for subsequent investments.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment amounts.
- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Institutional Shares of a Fund is evident, or if purchases, sales or exchanges are,

or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.

- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Institutional Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Institutional Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its Institutional Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Mail your request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?''

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the account application to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect in writing to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below $50 as a result of earlier redemptions. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Institutional Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Institutional Shares of a Fund at NAV for Institutional Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be

subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types of Reports Will I Be Sent Regarding Investments In Institutional Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. You will also be provided with a printed confirmation for each transaction in your account and a monthly account statement. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made in 2002 and 2003, the withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

[This page intentionally left blank]

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase. Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present when the borrower has the option to prepay its obligations.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies

with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). ADRs and GDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded

in the United States. Prices of ADRs are quoted in U.S. dollars. Similarly, GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, structured securities and currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return).

Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's'') or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a

security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, a Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests have no minimum rating criteria. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates.

The Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular indices. The Funds may engage in futures transactions on U.S. exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in securities prices. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or related options to seek to increase total return, if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in securities prices may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.

- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33$^{1}/_{3}$% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares℠, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares***[SM]***.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, a Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request). The information for all periods prior to the period ended August 31, 2000 has been audited by the Funds' previous independent accountants.

CORE LARGE CAP VALUE FUND

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$10.31	$ 0.07[c]	$(1.57)	$(1.50)
2002 - Class B Shares	10.24	—[c]	(1.56)	(1.56)
2002 - Class C Shares	10.25	—[c]	(1.56)	(1.56)
2002 - Institutional Shares	10.31	0.11[c]	(1.57)	(1.46)
2002 - Service Shares	10.31	0.07[c]	(1.58)	(1.51)
2001 - Class A Shares	10.81	0.07[c]	(0.42)	(0.35)
2001 - Class B Shares	10.75	(0.01)[c]	(0.42)	(0.43)
2001 - Class C Shares	10.76	(0.01)[c]	(0.42)	(0.43)
2001 - Institutional Shares	10.82	0.11[c]	(0.43)	(0.32)
2001 - Service Shares	10.81	0.06[c]	(0.42)	(0.36)
2000 - Class A Shares	10.55	0.12[c]	0.36	0.48
2000 - Class B Shares	10.50	0.05[c]	0.36	0.41
2000 - Class C Shares	10.51	0.04[c]	0.37	0.41
2000 - Institutional Shares	10.55	0.16[c]	0.37	0.53
2000 - Service Shares	10.55	0.11[c]	0.36	0.47
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	10.15	0.04	0.40	0.44
1999 - Class B Shares	10.15	0.01	0.36	0.37
1999 - Class C Shares	10.15	0.01	0.37	0.38
1999 - Institutional Shares	10.16	0.06	0.38	0.44
1999 - Service Shares	10.16	0.02	0.40	0.42
For The Period Ended January 31,				
1999 - Class A Shares (commenced December 31, 1998)	10.00	0.01	0.14	0.15
1999 - Class B Shares (commenced December 31, 1998)	10.00	—	0.15	0.15
1999 - Class C Shares (commenced December 31, 1998)	10.00	—	0.15	0.15
1999 - Institutional Shares (commenced December 31, 1998)	10.00	0.01	0.15	0.16
1999 - Service Shares (commenced December 31, 1998)	10.00	0.02	0.14	0.16

See page 66 for all footnotes.

Distributions to shareholders								
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$(0.07)	$ —	$(0.07)	$ 8.74	(14.61)%	$ 76,472	1.11%	0.76%
(0.01)	—	(0.01)	8.67	(15.28)	18,828	1.86	0.00
(0.01)	—	(0.01)	8.68	(15.26)	12,533	1.86	0.01
(0.11)	—	(0.11)	8.74	(14.25)	108,613	0.71	1.15
(0.06)	—	(0.06)	8.74	(14.70)	281	1.21	0.72
(0.09)	(0.06)	(0.15)	10.31	(3.32)	89,861	1.10	0.64
(0.02)	(0.06)	(0.08)	10.24	(4.08)	22,089	1.85	(0.11)
(0.02)	(0.06)	(0.08)	10.25	(4.07)	15,222	1.85	(0.11)
(0.13)	(0.06)	(0.19)	10.31	(3.03)	132,684	0.70	1.04
(0.08)	(0.06)	(0.14)	10.31	(3.43)	56	1.20	0.52
(0.10)	(0.12)	(0.22)	10.81	4.68	100,972	1.06	1.14
(0.04)	(0.12)	(0.16)	10.75	3.96	19,069	1.81	0.44
(0.04)	(0.12)	(0.16)	10.76	3.97	11,178	1.81	0.45
(0.14)	(0.12)	(0.26)	10.82	5.20	175,493	0.66	1.54
(0.09)	(0.12)	(0.21)	10.81	4.60	12	1.16	1.07
(0.04)	—	(0.04)	10.55	4.31	91,072	1.04[b]	0.87[b]
(0.02)	—	(0.02)	10.50	3.68	14,464	1.79[b]	0.05[b]
(0.02)	—	(0.02)	10.51	3.73	8,032	1.79[b]	0.09[b]
(0.05)	—	(0.05)	10.55	4.35	189,540	0.64[b]	1.29[b]
(0.03)	—	(0.03)	10.55	4.11	13	1.14[b]	0.72[b]
—	—	—	10.15	1.50	6,665	1.08[b]	1.45[b]
—	—	—	10.15	1.50	340	1.82[b]	0.84[b]
—	—	—	10.15	1.50	268	1.83[b]	0.70[b]
—	—	—	10.16	1.60	53,396	0.66[b]	1.97[b]
—	—	—	10.16	1.60	2	1.16[b]	2.17[b]

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,			
2002 - Class A Shares	1.20%	0.67%	112%
2002 - Class B Shares	1.95	(0.09)	112
2002 - Class C Shares	1.95	(0.08)	112
2002 - Institutional Shares	0.80	1.06	112
2002 - Service Shares	1.30	0.63	112
2001 - Class A Shares	1.17	0.57	70
2001 - Class B Shares	1.92	(0.18)	70
2001 - Class C Shares	1.92	(0.18)	70
2001 - Institutional Shares	0.77	0.97	70
2001 - Service Shares	1.27	0.45	70
2000 - Class A Shares	1.17	1.03	83
2000 - Class B Shares	1.92	0.33	83
2000 - Class C Shares	1.92	0.34	83
2000 - Institutional Shares	0.77	1.43	83
2000 - Service Shares	1.27	0.96	83
For The Seven-Month Period Ended August 31,			
1999 - Class A Shares	1.21[b]	0.70[b]	36
1999 - Class B Shares	1.96[b]	(0.12)[b]	36
1999 - Class C Shares	1.96[b]	(0.08)[b]	36
1999 - Institutional Shares	0.81[b]	1.12[b]	36
1999 - Service Shares	1.31[b]	0.55[b]	36
For The Period Ended January 31,			
1999 - Class A Shares (commenced December 31, 1998)	8.03[b]	(5.50)[b]	0
1999 - Class B Shares (commenced December 31, 1998)	8.77[b]	(6.11)[b]	0
1999 - Class C Shares (commenced December 31, 1998)	8.78[b]	(6.25)[b]	0
1999 - Institutional Shares (commenced December 31, 1998)	7.61[b]	(4.98)[b]	0
1999 - Service Shares (commenced December 31, 1998)	8.11[b]	(4.78)[b]	0

[This page intentionally left blank]

CORE U.S. EQUITY FUND

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$24.30	$ 0.04[C]	$(4.16)	$(4.12)
2002 - Class B Shares	23.39	(0.13)[C]	(3.98)	(4.11)
2002 - Class C Shares	23.29	(0.12)[C]	(3.97)	(4.09)
2002 - Institutional Shares	24.68	0.14[C]	(4.25)	(4.11)
2002 - Service Shares	24.15	0.02[C]	(4.14)	(4.12)
2001 - Class A Shares	36.77	0.01[C]	(8.96)	(8.95)
2001 - Class B Shares	35.71	(0.19)[C]	(8.67)	(8.86)
2001 - Class C Shares	35.59	(0.19)[C]	(8.65)	(8.84)
2001 - Institutional Shares	37.30	0.13[C]	(9.09)	(8.96)
2001 - Service Shares	36.54	(0.01)[C]	(8.91)	(8.92)
2000 - Class A Shares	34.21	0.10[C]	6.00	6.10
2000 - Class B Shares	33.56	(0.14)[C]	5.83	5.69
2000 - Class C Shares	33.46	(0.13)[C]	5.80	5.67
2000 - Institutional Shares	34.61	0.24[C]	6.07	6.31
2000 - Service Shares	34.05	0.07[C]	5.96	6.03
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	32.98	0.03	1.20	1.23
1999 - Class B Shares	32.50	(0.11)	1.17	1.06
1999 - Class C Shares	32.40	(0.10)	1.16	1.06
1999 - Institutional Shares	33.29	0.11	1.21	1.32
1999 - Service Shares	32.85	0.01	1.19	1.20
For The Years Ended January 31,				
1999 - Class A Shares	26.59	0.04	7.02	7.06
1999 - Class B Shares	26.32	(0.10)	6.91	6.81
1999 - Class C Shares	26.24	(0.10)	6.89	6.79
1999 - Institutional Shares	26.79	0.20	7.11	7.31
1999 - Service Shares	26.53	0.06	7.01	7.07
1998 - Class A Shares	23.32	0.11	5.63	5.74
1998 - Class B Shares	23.18	0.11	5.44	5.55
1998 - Class C Shares (commenced August 15, 1997)	27.48	0.03	1.22	1.25
1998 - Institutional Shares	23.44	0.30	5.65	5.95
1998 - Service Shares	23.27	0.19	5.57	5.76

See page 66 for all footnotes.

Distributions to shareholders								
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$ —	$ —	$ —	$ —	$20.18	(16.95)%	$340,934	1.14%	0.19%
—	—	—	—	19.28	(17.57)	127,243	1.89	(0.57)
—	—	—	—	19.20	(17.56)	36,223	1.89	(0.56)
—	—	—	—	20.57	(16.65)	163,439	0.74	0.59
—	—	—	—	20.03	(17.06)	6,484	1.24	0.09
(0.06)	—	(3.46)	(3.52)	24.30	(25.96)	471,445	1.14	0.04
—	—	(3.46)	(3.46)	23.39	(26.49)	184,332	1.89	(0.70)
—	—	(3.46)	(3.46)	23.29	(26.53)	45,841	1.89	(0.70)
(0.19)	(0.01)	(3.46)	(3.66)	24.68	(25.66)	255,400	0.74	0.45
(0.01)	—	(3.46)	(3.47)	24.15	(26.02)	8,319	1.24	(0.05)
—	—	(3.54)	(3.54)	36.77	18.96	715,775	1.14	0.31
—	—	(3.54)	(3.54)	35.71	18.03	275,673	1.89	(0.44)
—	—	(3.54)	(3.54)	35.59	18.03	62,820	1.89	(0.43)
(0.08)	—	(3.54)	(3.62)	37.30	19.41	379,172	0.74	0.71
—	—	(3.54)	(3.54)	36.54	18.83	11,879	1.24	0.19
—	—	—	—	34.21	3.73	614,310	1.14[b]	0.15[b]
—	—	—	—	33.56	3.26	214,087	1.89[b]	(0.60)[b]
—	—	—	—	33.46	3.27	43,361	1.89[b]	(0.61)[b]
—	—	—	—	34.61	3.97	335,465	0.74[b]	0.54[b]
—	—	—	—	34.05	3.65	11,204	1.24[b]	0.06[b]
(0.03)	(0.01)	(0.63)	(0.67)	32.98	26.89	605,566	1.23	0.15
—	—	(0.63)	(0.63)	32.50	26.19	152,347	1.85	(0.50)
—	—	(0.63)	(0.63)	32.40	26.19	26,912	1.87	(0.53)
(0.15)	(0.03)	(0.63)	(0.81)	33.29	27.65	307,200	0.69	0.69
(0.10)	(0.02)	(0.63)	(0.75)	32.85	27.00	11,600	1.19	0.19
(0.12)	—	(2.35)	(2.47)	26.59	24.96	398,393	1.28	0.51
—	(0.06)	(2.35)	(2.41)	26.32	24.28	59,208	1.79	(0.05)
—	(0.14)	(2.35)	(2.49)	26.24	4.85	6,267	1.78[b]	(0.21)[b]
(0.24)	(0.01)	(2.35)	(2.60)	26.79	25.76	202,893	0.65	1.16
(0.07)	(0.08)	(2.35)	(2.50)	26.53	25.11	7,841	1.15	0.62

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,			
2002 - Class A Shares	1.24%	0.09%	74%
2002 - Class B Shares	1.99	(0.67)	74
2002 - Class C Shares	1.99	(0.66)	74
2002 - Institutional Shares	0.84	0.49	74
2002 - Service Shares	1.34	(0.01)	74
2001 - Class A Shares	1.23%	(0.05)%	54%
2001 - Class B Shares	1.98	(0.79)	54
2001 - Class C Shares	1.98	(0.79)	54
2001 - Institutional Shares	0.83	0.36	54
2001 - Service Shares	1.33	(0.14)	54
2000 - Class A Shares	1.23	0.22	59
2000 - Class B Shares	1.98	(0.53)	59
2000 - Class C Shares	1.98	(0.52)	59
2000 - Institutional Shares	0.83	0.62	59
2000 - Service Shares	1.33	0.10	59
For The Seven-Month Period Ended August 31,			
1999 - Class A Shares	1.24[b]	0.05[b]	42
1999 - Class B Shares	1.99[b]	(0.70)[b]	42
1999 - Class C Shares	1.99[b]	(0.71)[b]	42
1999 - Institutional Shares	0.84[b]	0.44[b]	42
1999 - Service Shares	1.34[b]	(0.04)[b]	42
For The Years Ended January 31,			
1999 - Class A Shares	1.36	0.02	64
1999 - Class B Shares	1.98	(0.63)	64
1999 - Class C Shares	2.00	(0.66)	64
1999 - Institutional Shares	0.82	0.56	64
1999 - Service Shares	1.32	0.06	64
1998 - Class A Shares	1.47	0.32	66
1998 - Class B Shares	1.96	(0.22)	66
1998 - Class C Shares (commenced August 15, 1997)	1.95[b]	(0.38)[b]	66
1998 - Institutional Shares	0.82	0.99	66
1998 - Service Shares	1.32	0.45	66

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$11.51	$(0.03)[c]	$ (2.38)	$ (2.41)
2002 - Class B Shares	11.16	(0.11)[c]	(2.29)	(2.40)
2002 - Class C Shares	11.17	(0.11)[c]	(2.30)	(2.41)
2002 - Institutional Shares	11.63	0.01[c]	(2.41)	(2.40)
2002 - Service Shares	11.45	(0.04)[c]	(2.36)	(2.40)
2001 - Class A Shares	22.66	(0.09)[c]	(9.97)	(10.06)
2001 - Class B Shares	22.14	(0.20)[c]	(9.71)	(9.91)
2001 - Class C Shares	22.15	(0.20)[c]	(9.71)	(9.91)
2001 - Institutional Shares	22.87	(0.02)[c]	(10.06)	(10.08)
2001 - Service Shares	22.55	(0.10)[c]	(9.93)	(10.03)
2000 - Class A Shares	17.02	0.06[c]	5.67	5.73
2000 - Class B Shares	16.75	(0.09)[c]	5.57	5.48
2000 - Class C Shares	16.75	(0.08)[c]	5.57	5.49
2000 - Institutional Shares	17.10	0.13[c]	5.73	5.86
2000 - Service Shares	16.95	0.03[c]	5.66	5.69
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	16.17	(0.01)	0.86	0.85
1999 - Class B Shares	15.98	(0.07)	0.84	0.77
1999 - Class C Shares	15.99	(0.07)	0.83	0.76
1999 - Institutional Shares	16.21	0.03	0.86	0.89
1999 - Service Shares	16.11	(0.02)	0.86	0.84
For the Year Ended January 31,				
1999 - Class A Shares	11.97	0.01	4.19	4.20
1999 - Class B Shares	11.92	(0.06)	4.12	4.06
1999 - Class C Shares	11.93	(0.05)	4.11	4.06
1999 - Institutional Shares	11.97	0.02	4.23	4.25
1999 - Service Shares	11.95	(0.01)	4.17	4.16
For the Period Ended January 31,				
1998 - Class A Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36
1998 - Class B Shares (commenced May 1, 1997)	10.00	(0.03)	2.33	2.30
1998 - Class C Shares (commenced August 15, 1997)	11.80	(0.02)	0.54	0.52
1998 - Institutional Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36
1998 - Service Shares (commenced May 1, 1997)	10.00	(0.02)	2.35	2.33

See page 66 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.04)	$(0.04)	$ 9.06	(21.04)%	$139,593	1.17%
—	—	(0.04)	(0.04)	8.72	(21.61)	99,959	1.92
—	—	(0.04)	(0.04)	8.72	(21.68)	41,627	1.92
—	—	(0.04)	(0.04)	9.19	(20.74)	131,590	0.77
—	—	(0.04)	(0.04)	9.01	(21.06)	409	1.27
(0.02)	—	(1.07)	(1.09)	11.51	(45.97)	246,785	1.16
—	—	(1.07)	(1.07)	11.16	(46.37)	167,469	1.91
—	—	(1.07)	(1.07)	11.17	(46.35)	77,398	1.91
(0.09)	—	(1.07)	(1.16)	11.63	(45.73)	201,935	0.76
—	—	(1.07)	(1.07)	11.45	(46.05)	1,316	1.26
—	—	(0.09)	(0.09)	22.66	33.73	545,763	1.09
—	—	(0.09)	(0.09)	22.14	32.78	338,128	1.84
—	—	(0.09)	(0.09)	22.15	32.84	154,966	1.84
—	—	(0.09)	(0.09)	22.87	34.34	322,900	0.69
—	—	(0.09)	(0.09)	22.55	33.64	3,879	1.19
—	—	—	—	17.02	5.26	300,684	1.04[b]
—	—	—	—	16.75	4.82	181,626	1.79[b]
—	—	—	—	16.75	4.75	75,502	1.79[b]
—	—	—	—	17.10	5.49	310,704	0.64[b]
—	—	—	—	16.95	5.21	2,510	1.14[b]
—	—	—	—	16.17	35.10	175,510	0.97
—	—	—	—	15.98	34.07	93,711	1.74
—	—	—	—	15.99	34.04	37,081	1.74
—	(0.01)	—	(0.01)	16.21	35.54	295,734	0.65
—	—	—	—	16.11	34.85	1,663	1.15
(0.01)	—	(0.38)	(0.39)	11.97	23.79	53,786	0.91[b]
—	—	(0.38)	(0.38)	11.92	23.26	13,857	1.67[b]
—	(0.01)	(0.38)	(0.39)	11.93	4.56	4,132	1.68[b]
(0.01)	—	(0.38)	(0.39)	11.97	23.89	4,656	0.72[b]
—	—	(0.38)	(0.38)	11.95	23.56	115	1.17[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.32)%	1.27%	(0.42)%	113%
2002 - Class B Shares	(1.06)	2.02	(1.16)	113
2002 - Class C Shares	(1.07)	2.02	(1.17)	113
2002 - Institutional Shares	0.08	0.87	(0.02)	113
2002 - Service Shares	(0.41)	1.37	(0.51)	113
2001 - Class A Shares	(0.57)%	1.24%	(0.65)%	68%
2001 - Class B Shares	(1.32)	1.99	(1.40)	68
2001 - Class C Shares	(1.32)	1.99	(1.40)	68
2001 - Institutional Shares	(0.15)	0.84	(0.23)	68
2001 - Service Shares	(0.68)	1.34	(0.76)	68
2000 - Class A Shares	0.31	1.24	0.16	73
2000 - Class B Shares	(0.44)	1.99	(0.59)	73
2000 - Class C Shares	(0.43)	1.99	(0.58)	73
2000 - Institutional Shares	0.65	0.84	0.50	73
2000 - Service Shares	0.15	1.34	—	73
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.11)[b]	1.26[b]	(0.33)[b]	33
1999 - Class B Shares	(0.87)[b]	2.01[b]	(1.09)[b]	33
1999 - Class C Shares	(0.87)[b]	2.01[b]	(1.09)[b]	33
1999 - Institutional Shares	0.31[b]	0.86[b]	0.09[b]	33
1999 - Service Shares	(0.21)[b]	1.36[b]	(0.43)[b]	33
For the Year Ended January 31,				
1999 - Class A Shares	0.05	1.46	(0.44)	63
1999 - Class B Shares	(0.73)	2.11	(1.10)	63
1999 - Class C Shares	(0.74)	2.11	(1.11)	63
1999 - Institutional Shares	0.35	1.02	(0.02)	63
1999 - Service Shares	(0.16)	1.52	(0.53)	63
For the Period Ended January 31,				
1998 - Class A Shares (commenced May 1, 1997)	0.12[b]	2.40[b]	(1.37)[b]	75
1998 - Class B Shares (commenced May 1, 1997)	(0.72)[b]	2.91[b]	(1.96)[b]	75
1998 - Class C Shares (commenced August 15, 1997)	(0.76)[b]	2.92[b]	(2.00)[b]	75
1998 - Institutional Shares (commenced May 1, 1997)	0.42[b]	1.96[b]	(0.82)[b]	75
1998 - Service Shares (commenced May 1, 1997)	(0.21)[b]	2.41[b]	(1.45)[b]	75

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$10.59	$ —[c]	$(0.83)	$(0.83)
2002 - Class B Shares	10.26	(0.08)[c]	(0.79)	(0.87)
2002 - Class C Shares	10.29	(0.07)[c]	(0.81)	(0.88)
2002 - Institutional Shares	10.76	0.04[c]	(0.85)	(0.81)
2002 - Service Shares	10.55	0.01[c]	(0.84)	(0.83)
2001 - Class A Shares	12.90	0.01[c]	(1.12)	(1.11)
2001 - Class B Shares	12.63	(0.07)[c]	(1.10)	(1.17)
2001 - Class C Shares	12.66	(0.07)[c]	(1.10)	(1.17)
2001 - Institutional Shares	13.03	0.05[c]	(1.12)	(1.07)
2001 - Service Shares	12.87	—[c]	(1.12)	(1.12)
2000 - Class A Shares	10.23	(0.03)[c]	2.70	2.67
2000 - Class B Shares	10.09	(0.11)[c]	2.65	2.54
2000 - Class C Shares	10.10	(0.10)[c]	2.66	2.56
2000 - Institutional Shares	10.30	0.02[c]	2.71	2.73
2000 - Service Shares	10.22	(0.04)[c]	2.69	2.65
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	10.16	(0.01)	0.08	0.07
1999 - Class B Shares	10.07	(0.05)	0.07	0.02
1999 - Class C Shares	10.08	(0.05)	0.07	0.02
1999 - Institutional Shares	10.20	0.02	0.08	0.10
1999 - Service Shares	10.16	(0.01)	0.07	0.06
For the Year Ended January 31,				
1999 - Class A Shares	10.59	0.01	(0.43)	(0.42)
1999 - Class B Shares	10.56	(0.05)	(0.44)	(0.49)
1999 - Class C Shares	10.57	(0.04)	(0.45)	(0.49)
1999 - Institutional Shares	10.61	0.04	(0.43)	(0.39)
1999 - Service Shares	10.60	0.01	(0.44)	(0.43)
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	10.00	(0.01)	0.65	0.64
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.03)	0.64	0.61
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	0.64	0.62
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.01	0.65	0.66
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	0.64	0.65

See page 66 for all footnotes.

Distributions to shareholders							
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$(0.40)	$(0.40)	$ 9.36	(8.20)%	$57,014	1.34%
—	(0.40)	(0.40)	8.99	(8.88)	16,854	2.09
—	(0.40)	(0.40)	9.01	(8.95)	11,504	2.09
(0.04)	(0.40)	(0.44)	9.51	(7.93)	57,683	0.94
(0.02)	(0.40)	(0.42)	9.30	(8.27)	28,999	1.44
—	(1.20)	(1.20)	10.59	(8.64)	50,093	1.33
—	(1.20)	(1.20)	10.26	(9.35)	16,125	2.08
—	(1.20)	(1.20)	10.29	(9.32)	8,885	2.08
—	(1.20)	(1.20)	10.76	(8.28)	62,794	0.93
—	(1.20)	(1.20)	10.55	(8.75)	201	1.43
—	—	—	12.90	26.10	54,954	1.33
—	—	—	12.63	25.17	17,923	2.08
—	—	—	12.66	25.35	8,289	2.08
—	—	—	13.03	26.60	86,196	0.93
—	—	—	12.87	25.93	63	1.43
—	—	—	10.23	0.69	52,660	1.33[b]
—	—	—	10.09	0.20	13,711	2.08[b]
—	—	—	10.10	0.20	6,274	2.08[b]
—	—	—	10.30	0.98	62,633	0.93[b]
—	—	—	10.22	0.59	64	1.43[b]
(0.01)	—	(0.01)	10.16	(3.97)	64,087	1.31
—	—	—	10.07	(4.64)	15,406	2.00
—	—	—	10.08	(4.64)	6,559	2.01
(0.02)	—	(0.02)	10.20	(3.64)	62,763	0.94
(0.01)	—	(0.01)	10.16	(4.07)	54	1.44
—	(0.05)	(0.05)	10.59	6.37	11,118	1.25[b]
—	(0.05)	(0.05)	10.56	6.07	9,957	1.95[b]
—	(0.05)	(0.05)	10.57	6.17	2,557	1.95[b]
—	(0.05)	(0.05)	10.61	6.57	9,026	0.95[b]
—	(0.05)	(0.05)	10.60	6.47	2	1.45[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.01%	1.58%	(0.23)%	136%
2002 - Class B Shares	(0.74)	2.33	(0.98)	136
2002 - Class C Shares	(0.74)	2.33	(0.98)	136
2002 - Institutional Shares	0.39	1.18	0.15	136
2002 - Service Shares	0.15	1.68	(0.09)	136
2001 - Class A Shares	0.09	1.59	(0.17)	85
2001 - Class B Shares	(0.66)	2.34	(0.92)	85
2001 - Class C Shares	(0.66)	2.34	(0.92)	85
2001 - Institutional Shares	0.48	1.19	0.22	85
2001 - Service Shares	0.03	1.69	(0.23)	85
2000 - Class A Shares	(0.21)	1.55	(0.43)	135
2000 - Class B Shares	(0.96)	2.30	(1.18)	135
2000 - Class C Shares	(0.96)	2.30	(1.18)	135
2000 - Institutional Shares	0.19	1.15	(0.03)	135
2000 - Service Shares	(0.30)	1.65	(0.52)	135
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.12)[b]	1.67[b]	(0.46)[b]	52
1999 - Class B Shares	(0.86)[b]	2.42[b]	(1.20)[b]	52
1999 - Class C Shares	(0.86)[b]	2.42[b]	(1.20)[b]	52
1999 - Institutional Shares	0.28[b]	1.27[b]	(0.06)[b]	52
1999 - Service Shares	(0.22)[b]	1.77[b]	(0.56)[b]	52
For the Year Ended January 31,				
1999 - Class A Shares	0.08	2.00	(0.61)	75
1999 - Class B Shares	(0.55)	2.62	(1.17)	75
1999 - Class C Shares	(0.56)	2.63	(1.18)	75
1999 - Institutional Shares	0.60	1.56	(0.02)	75
1999 - Service Shares	0.01	2.06	(0.61)	75
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	(0.36)[b]	3.92[b]	(3.03)[b]	38
1998 - Class B Shares (commenced August 15, 1997)	(1.04)[b]	4.37[b]	(3.46)[b]	38
1998 - Class C Shares (commenced August 15, 1997)	(1.07)[b]	4.37[b]	(3.49)[b]	38
1998 - Institutional Shares (commenced August 15, 1997)	0.15[b]	3.37[b]	(2.27)[b]	38
1998 - Service Shares (commenced August 15, 1997)	0.40[b]	3.87[b]	(2.02)[b]	38

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

Index

CORE℠ Domestic Equity Funds Prospectus (Institutional Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset Management

EQCOREPROINS

Prospectus

Service Shares

December 20, 2002

GOLDMAN SACHS CORE^{SM} DOMESTIC EQUITY FUNDS



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.

- Goldman Sachs CORE^{SM} Large Cap Value Fund
- Goldman Sachs CORE^{SM} U.S. Equity Fund
- Goldman Sachs CORE^{SM} Large Cap Growth Fund
- Goldman Sachs CORE^{SM} Small Cap Equity Fund


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the CORE Large Cap Value, CORE Large Cap Growth and CORE Small Cap Equity Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the CORE U.S. Equity Fund. Goldman Sachs Asset Management and Goldman Sachs Funds Management, L.P. are each referred to in this Prospectus as the ''Investment Adviser.''

QUANTITATIVE (''CORE'') STYLE FUNDS

Goldman Sachs' CORE Investment Philosophy:

Goldman Sachs' quantitative style of funds—CORE—emphasizes the two building blocks of active management: **stock selection** and **portfolio construction.**

I. CORE Stock Selection

The CORE Funds use the Goldman Sachs' proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in each Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Research*** (What do fundamental analysts think about the company and its prospects?)
- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Momentum*** (What are medium-term price trends? How has the price responded to new information?)
- ***Profitability*** (What is the company's margin on sales? How efficient are its operations?)
- ***Earnings Quality*** (Were earnings derived from sustainable (cash-based) sources?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process combines both our quantitative and qualitative analysis.

II. CORE Portfolio Construction

A proprietary risk model, which is intended to identify and measure risk as accurately as possible, includes all the above factors used in the return model to select stocks, as well as several other factors associated with risk but not return. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark, and by attempting to run a size and sector neutral portfolio. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given each CORE Fund's benchmark.

Goldman Sachs CORE Funds are fully invested, broadly diversified and offer consistent overall portfolio characteristics. They may serve as good foundations on which to build a portfolio.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs CORE Large Cap Value Fund

FUND FACTS	
Objective:	Long-term growth of capital and dividend income
Benchmark:	Russell 1000® Value Index
Investment Focus:	Diversified portfolio of equity investments in large-cap U.S. issuers selling at low to modest valuations
Investment Style:	Quantitative, applied to large-cap value stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and dividend income. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap U.S. issuers that are selling at low to modest valuations relative to general market measures, such as earnings, book value and other fundamental accounting measures, and that are expected to have favorable prospects for capital appreciation and/or dividend-paying ability.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The

capitalization range of the Russell 1000® Value Index is currently between $162 million and $229.5 billion.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Value Index. The Fund seeks a portfolio consisting of companies with above average capitalizations and low to moderate valuations as measured by price/earnings ratios, book value and other fundamental accounting measures.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE U.S. Equity Fund

FUND FACTS	
Objective:	Long-term growth of capital and dividend income
Benchmark:	S&P 500® Index
Investment Focus:	Large-cap U.S. equity investments
Investment Style:	Quantitative, applied to large-cap growth and value (blend) stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and dividend income. The Fund seeks this objective through a broadly diversified portfolio of large-cap and blue chip equity investments representing all major sectors of the U.S. economy.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase in a diversified portfolio of equity investments in U.S. issuers, including foreign companies that are traded in the United States.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500® Index. The Fund seeks a broad representation in most major sectors of the U.S. economy and a portfolio consisting of companies with average long-term earnings growth expectations and dividend yields.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE Large Cap Growth Fund

FUND FACTS	
Objective:	Long-term growth of capital; dividend income is a secondary consideration
Benchmark:	Russell 1000® Growth Index
Investment Focus:	Large-cap, growth-oriented U.S. equity investments
Investment Style:	Quantitative, applied to large-cap growth stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 1000® Growth Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 1000® Growth Index is currently between $162 million and $308 billion.

The Investment Adviser emphasizes a company's growth prospects in analyzing equity investments to be purchased by the Fund. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Growth Index. The Fund seeks a portfolio consisting of companies with above average capitalizations and earnings growth expectations and below average dividend yields.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Goldman Sachs CORE Small Cap Equity Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	Russell 2000® Index
Investment Focus:	Equity investments in small-cap U.S. companies
Investment Style:	Quantitative, applied to small-cap growth and value (blend) stocks

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in U.S. issuers.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States. These issuers will have public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000® Index at the time of investment. The Fund is not required to limit its investments to securities in the Russell 2000® Index. In addition, if the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell 2000® Index is currently between $10.7 million and $1.9 billion.

The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 2000® Index. The Fund seeks a portfolio consisting of companies with small market capitalizations, strong expected earnings growth and momentum, and better valuation and risk characteristics than the Russell 2000® Index.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Investment Practices				
Borrowings	*33⅓*	*33 ⅓*	*33⅓*	*33⅓*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps	—	—	—	—
Cross Hedging of Currencies	•	•	•	•
Custodial Receipts and Trust Certificates	•	•	•	•
Equity Swaps*	15	15	15	15
Foreign Currency Transactions**	•	•	•	•
Futures Contracts and Options on Futures Contracts	•[1]	•[2]	•[1]	•[1]
Interest Rate Caps, Floors and Collars	—	—	—	—
Investment Company Securities (including iShares℠ and Standard & Poor's Depositary Receipts™)	*10*	*10*	*10*	*10*
Loan Participations	—	—	—	—
Mortgage Dollar Rolls	—	—	—	—
Options on Foreign Currencies[3]	•	•	•	•
Options on Securities and Securities Indices[4]	•	•	•	•
Repurchase Agreements	•	•	•	•
Reverse Repurchase Agreements (for investment purposes)	—	—	—	—
Securities Lending	*33⅓*	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	—	—	—	—
Unseasoned Companies	•	•	•	•
Warrants and Stock Purchase Rights	•	•	•	•
When-Issued Securities and Forward Commitments	•	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
** *Limited by the amount the Fund invests in foreign securities.*
[1] *The CORE Large Cap Value, CORE Large Cap Growth and CORE Small Cap Equity Funds may enter into futures transactions only with respect to a representative index.*
[2] *The CORE U.S. Equity Fund may enter into futures transactions only with respect to the S&P 500® Index.*
[3] *The Funds may purchase and sell call and put options.*
[4] *The Funds may sell covered call and put options and purchase call and put options.*

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Investment Securities				
American and Global Depositary Receipts[5]	•	•	•	•
Asset-Backed and Mortgage-Backed Securities	—	—	—	—
Bank Obligations[6]	•	•	•	•
Convertible Securities[7]	•	•	•	•
Corporate Debt Obligations[6]	•	•	•	•
Equity Investments	80+	*90+*	80+	80+
Emerging Country Securities	—	—	—	—
Fixed-Income Securities[8]	20	*10*	20	20
Foreign Securities[9]	•	•	•	•
Foreign Government Securities	—	—	—	—
Municipal Securities	—	—	—	—
Non-Investment Grade Fixed-Income Securities	—	—	—	—
Real Estate Investment Trusts	•	•	•	•
Stripped Mortgage-Backed Securities	—	—	—	—
Structured Securities*	•	•	•	•
Temporary Investments	*35*	*35*	*35*	*35*
U.S. Government Securities[6]	•	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	—	—	—	—

** Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[5] The Funds may not invest in European Depositary Receipts.
[6] Limited by the amount the Fund invests in fixed-income securities and limited to cash equivalents only.
[7] The Funds have no minimum rating criteria for convertible debt securities.
[8] Except as noted under ''Convertible Securities,'' fixed-income securities must be investment grade (i.e., BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO'')).
[9] Equity securities of foreign issuers must be traded in the United States.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Credit/Default	•	•	•	•
Foreign	•	•	•	•
Stock	•	•	•	•
Derivatives	•	•	•	•
Interest Rate	•	•	•	•
Management	•	•	•	•
Market	•	•	•	•
Liquidity	•	•	•	•
Investment Style	•	•	•	•
Mid Cap/Small Cap	—	—	—	•

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in small and mid-capitalization stocks and REITs will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund

may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Service Shares from year to year; and (b) how the average annual total returns of a Fund's Service Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Service Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Service Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Service Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Service Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

CORE Large Cap Value Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –23.56%.
Best Quarter*
Q2 ’99 +10.38%
Worst Quarter*
Q3 ’01 –10.85%
8.70%
4.12%
-5.37%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 12/31/98)		
Returns Before Taxes	–5.37%	2.32%
Returns After Taxes on Distributions**	–5.55%	1.85%
Returns After Taxes on Distributions and Sale of Fund Shares**	–3.27%	1.65%
Russell 1000® Value Index***	–5.59%	2.73%

* *Please note that ‘‘Best Quarter’’ and ‘‘Worst Quarter’’ figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Value Index (inception date 1/1/99) is an unmanaged market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE U.S. Equity Fund

TOTAL RETURN

CALENDAR YEAR

The total return for Service Shares for the 9-month period ended September 30, 2002 was –26.89%.

Best Quarter*
Q4 '98 +21.46%

Worst Quarter*
Q3 '98 –14.68%


32.02%
21.32%
22.71%
-9.99%
-11.42%
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Service Shares (Inception 6/7/96)			
Returns Before Taxes	–11.42%	9.39%	10.15%
Returns After Taxes on Distributions**	–11.42%	7.61%	8.26%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.96%	7.43%	7.99%
S&P 500® Index***	–11.88%	10.69%	11.77%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE Large Cap Growth Fund

TOTAL RETURN

The total return for Service Shares for the 9-month period ended September 30, 2002 was –31.16%.

Best Quarter*
Q4 '98 +25.52%

Worst Quarter*
Q1 '01 –22.07%


CALENDAR YEAR
30.13%
36.26%
-22.48%
-21.49%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 5/1/97)		
Returns Before Taxes	–21.49%	5.91%
Returns After Taxes on Distributions**	–21.54%	5.17%
Returns After Taxes on Distributions and Sale of Fund Shares**	–13.04%	4.61%
Russell 1000® Growth Index***	–20.43%	7.26%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 1000® Growth Index, an unmanaged index, is a market capitalization weighted index of the 1000 largest U.S. companies with higher price-to-book ratios and higher forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.*

CORE Small Cap Equity Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –19.63%.
Best Quarter*
Q4 '01 +20.63%
Worst Quarter*
Q3 '98 –24.34%
-6.06%
16.65%
2.61%
2.62%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 8/15/97)		
Returns Before Taxes	2.62%	5.15%
Returns After Taxes on Distributions**	1.79%	4.23%
Returns After Taxes on Distributions and Sale of Fund Shares**	2.29%	3.94%
Russell 2000® Index***	2.49%	5.27%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Russell 2000® Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of a Fund.

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Shareholder Fees **(fees paid directly from your investment):**				
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	None	None	None	None
Exchange Fees	None	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]				
Management Fees[2]	0.60%	0.75%	0.75%	0.85%
Other Expenses	0.70%	0.59%	0.62%	0.83%
Service Fees[3]	0.25%	0.25%	0.25%	0.25%
Shareholder Administration Fees	0.25%	0.25%	0.25%	0.25%
All Other Expenses[4]	0.20%	0.09%	0.12%	0.33%
Total Fund Operating Expenses*	1.30%	1.34%	1.37%	1.68%

See page 19 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE Large Cap Value Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):				
Management Fees[2]	*0.60%*	*0.70%*	*0.70%*	*0.85%*
Other Expenses	*0.60%*	*0.54%*	*0.56%*	*0.58%*
Service Fees[3]	*0.25%*	*0.25%*	*0.25%*	*0.25%*
Shareholder Administration Fees	*0.25%*	*0.25%*	*0.25%*	*0.25%*
All Other Expenses[4]	*0.10%*	*0.04%*	*0.06%*	*0.08%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*1.20%*	*1.24%*	*1.26%*	*1.43%*

[1] *The Funds' annual operating expenses are based on actual expenses.*

[2] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the CORE U.S. Equity Fund and the CORE Large Cap Growth Fund equal to 0.05% and 0.05%, respectively, of such Funds' average daily net assets.* ***As a result of fee waivers, the current management fees of the CORE U.S. Equity Fund and CORE Large Cap Growth Fund are 0.70% and 0.70%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] *Service Organizations may charge other fees to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[4] *''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Service Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' (excluding management fees, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
CORE Large Cap Value	*0.06%*
CORE U.S. Equity	*0.00%*
CORE Large Cap Growth	*0.02%*
CORE Small Cap Equity	*0.04%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
CORE Large Cap Value	$132	$412	$713	$1,568
CORE U.S. Equity	$136	$425	$734	$1,613
CORE Large Cap Growth	$139	$434	$750	$1,646
CORE Small Cap Equity	$171	$530	$913	$1,987

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	CORE Large Cap Value CORE Large Cap Growth CORE Small Cap Equity
Goldman Sachs Funds Management, L.P. (''GSFM'') 32 Old Slip New York, New York 10005	CORE U.S. Equity

GSAM and GSFM are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSFM, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed

with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities

- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
CORE Large Cap Value	0.60%	0.60%
CORE Large Cap Growth	0.75%	0.70%
CORE Small Cap Equity	0.85%	0.85%
GSFM:		
CORE U.S. Equity	0.75%	0.70%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Quantitative Equity Team

- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $25.6 billion in equities currently under management

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Managing Director	Senior Portfolio Manager— CORE Large Cap Value CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity	Since 1998 1998 1998 1998	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Robert C. Jones Managing Director	Senior Portfolio Manager— CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity CORE Large Cap Value	Since 1991 1997 1997 1998	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Victor H. Pinter Vice President	Senior Portfolio Manager— CORE U.S. Equity CORE Large Cap Growth CORE Small Cap Equity CORE Large Cap Value	Since 1996 1997 1997 1998	Mr. Pinter joined the Investment Adviser as a research analyst in 1989. He became a portfolio manager in 1992.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used

for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
CORE Large Cap Value	Quarterly	Annually
CORE U.S. Equity	Annually	Annually
CORE Large Cap Growth	Annually	Annually
CORE Small Cap Equity	Annually	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Funds?

Generally, Service Shares may be purchased only through institutions that have agreed to provide shareholder administration and personal and account maintenance services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Service Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing payments for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.25% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge

to the Funds, to selected Service Organizations and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Service Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Funds will arrange for redemption proceeds to be wired as federal funds to the bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organization.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Service Shares of any Service Organization whose account balance falls below $50 as a result of a redemption. The Funds will not redeem Service Shares on this basis if the value of the account falls below the minimum

account balance solely as a result of market conditions. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption.

- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for Service Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirement of that Fund, except that this requirement may be waived at the discretion of the Trust.

- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types Of Reports Will Be Sent Regarding Investments In Service Shares?

Service Organizations will receive from the Funds annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Service Shares in accordance with the rules that apply to their accounts with the Service Organizations.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made in 2002 and 2003, the withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase. Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present when the borrower has the option to prepay its obligations.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies

with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). ADRs and GDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded

in the United States. Prices of ADRs are quoted in U.S. dollars. Similarly, GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, structured securities and currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return).

Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's'') or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a

security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, a Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests have no minimum rating criteria. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates.

The Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular indices. The Funds may engage in futures transactions on U.S. exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in securities prices. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or related options to seek to increase total return, if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in securities prices may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.

- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares℠, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares^{SM}.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, a Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request). The information for all periods prior to the period ended August 31, 2000 has been audited by the Funds' previous independent accountants.

CORE LARGE CAP VALUE FUND

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$10.31	$ 0.07[c]	$(1.57)	$(1.50)
2002 - Class B Shares	10.24	—[c]	(1.56)	(1.56)
2002 - Class C Shares	10.25	—[c]	(1.56)	(1.56)
2002 - Institutional Shares	10.31	0.11[c]	(1.57)	(1.46)
2002 - Service Shares	10.31	0.07[c]	(1.58)	(1.51)
2001 - Class A Shares	10.81	0.07[c]	(0.42)	(0.35)
2001 - Class B Shares	10.75	(0.01)[c]	(0.42)	(0.43)
2001 - Class C Shares	10.76	(0.01)[c]	(0.42)	(0.43)
2001 - Institutional Shares	10.82	0.11[c]	(0.43)	(0.32)
2001 - Service Shares	10.81	0.06[c]	(0.42)	(0.36)
2000 - Class A Shares	10.55	0.12[c]	0.36	0.48
2000 - Class B Shares	10.50	0.05[c]	0.36	0.41
2000 - Class C Shares	10.51	0.04[c]	0.37	0.41
2000 - Institutional Shares	10.55	0.16[c]	0.37	0.53
2000 - Service Shares	10.55	0.11[c]	0.36	0.47
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	10.15	0.04	0.40	0.44
1999 - Class B Shares	10.15	0.01	0.36	0.37
1999 - Class C Shares	10.15	0.01	0.37	0.38
1999 - Institutional Shares	10.16	0.06	0.38	0.44
1999 - Service Shares	10.16	0.02	0.40	0.42
For The Period Ended January 31,				
1999 - Class A Shares (commenced December 31, 1998)	10.00	0.01	0.14	0.15
1999 - Class B Shares (commenced December 31, 1998)	10.00	—	0.15	0.15
1999 - Class C Shares (commenced December 31, 1998)	10.00	—	0.15	0.15
1999 - Institutional Shares (commenced December 31, 1998)	10.00	0.01	0.15	0.16
1999 - Service Shares (commenced December 31, 1998)	10.00	0.02	0.14	0.16

See page 64 for all footnotes.

Distributions to shareholders								
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$(0.07)	$ —	$(0.07)	$ 8.74	(14.61)%	$ 76,472	1.11%	0.76%
(0.01)	—	(0.01)	8.67	(15.28)	18,828	1.86	0.00
(0.01)	—	(0.01)	8.68	(15.26)	12,533	1.86	0.01
(0.11)	—	(0.11)	8.74	(14.25)	108,613	0.71	1.15
(0.06)	—	(0.06)	8.74	(14.70)	281	1.21	0.72
(0.09)	(0.06)	(0.15)	10.31	(3.32)	89,861	1.10	0.64
(0.02)	(0.06)	(0.08)	10.24	(4.08)	22,089	1.85	(0.11)
(0.02)	(0.06)	(0.08)	10.25	(4.07)	15,222	1.85	(0.11)
(0.13)	(0.06)	(0.19)	10.31	(3.03)	132,684	0.70	1.04
(0.08)	(0.06)	(0.14)	10.31	(3.43)	56	1.20	0.52
(0.10)	(0.12)	(0.22)	10.81	4.68	100,972	1.06	1.14
(0.04)	(0.12)	(0.16)	10.75	3.96	19,069	1.81	0.44
(0.04)	(0.12)	(0.16)	10.76	3.97	11,178	1.81	0.45
(0.14)	(0.12)	(0.26)	10.82	5.20	175,493	0.66	1.54
(0.09)	(0.12)	(0.21)	10.81	4.60	12	1.16	1.07
(0.04)	—	(0.04)	10.55	4.31	91,072	1.04[b]	0.87[b]
(0.02)	—	(0.02)	10.50	3.68	14,464	1.79[b]	0.05[b]
(0.02)	—	(0.02)	10.51	3.73	8,032	1.79[b]	0.09[b]
(0.05)	—	(0.05)	10.55	4.35	189,540	0.64[b]	1.29[b]
(0.03)	—	(0.03)	10.55	4.11	13	1.14[b]	0.72[b]
—	—	—	10.15	1.50	6,665	1.08[b]	1.45[b]
—	—	—	10.15	1.50	340	1.82[b]	0.84[b]
—	—	—	10.15	1.50	268	1.83[b]	0.70[b]
—	—	—	10.16	1.60	53,396	0.66[b]	1.97[b]
—	—	—	10.16	1.60	2	1.16[b]	2.17[b]

CORE LARGE CAP VALUE FUND (continued)

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,			
2002 - Class A Shares	1.20%	0.67%	112%
2002 - Class B Shares	1.95	(0.09)	112
2002 - Class C Shares	1.95	(0.08)	112
2002 - Institutional Shares	0.80	1.06	112
2002 - Service Shares	1.30	0.63	112
2001 - Class A Shares	1.17	0.57	70
2001 - Class B Shares	1.92	(0.18)	70
2001 - Class C Shares	1.92	(0.18)	70
2001 - Institutional Shares	0.77	0.97	70
2001 - Service Shares	1.27	0.45	70
2000 - Class A Shares	1.17	1.03	83
2000 - Class B Shares	1.92	0.33	83
2000 - Class C Shares	1.92	0.34	83
2000 - Institutional Shares	0.77	1.43	83
2000 - Service Shares	1.27	0.96	83
For The Seven-Month Period Ended August 31,			
1999 - Class A Shares	1.21[b]	0.70[b]	36
1999 - Class B Shares	1.96[b]	(0.12)[b]	36
1999 - Class C Shares	1.96[b]	(0.08)[b]	36
1999 - Institutional Shares	0.81[b]	1.12[b]	36
1999 - Service Shares	1.31[b]	0.55[b]	36
For The Period Ended January 31,			
1999 - Class A Shares (commenced December 31, 1998)	8.03[b]	(5.50)[b]	0
1999 - Class B Shares (commenced December 31, 1998)	8.77[b]	(6.11)[b]	0
1999 - Class C Shares (commenced December 31, 1998)	8.78[b]	(6.25)[b]	0
1999 - Institutional Shares (commenced December 31, 1998)	7.61[b]	(4.98)[b]	0
1999 - Service Shares (commenced December 31, 1998)	8.11[b]	(4.78)[b]	0

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For The Years Ended August 31,				
2002 - Class A Shares	$24.30	$ 0.04[c]	$(4.16)	$(4.12)
2002 - Class B Shares	23.39	(0.13)[c]	(3.98)	(4.11)
2002 - Class C Shares	23.29	(0.12)[c]	(3.97)	(4.09)
2002 - Institutional Shares	24.68	0.14[c]	(4.25)	(4.11)
2002 - Service Shares	24.15	0.02[c]	(4.14)	(4.12)
2001 - Class A Shares	36.77	0.01[c]	(8.96)	(8.95)
2001 - Class B Shares	35.71	(0.19)[c]	(8.67)	(8.86)
2001 - Class C Shares	35.59	(0.19)[c]	(8.65)	(8.84)
2001 - Institutional Shares	37.30	0.13[c]	(9.09)	(8.96)
2001 - Service Shares	36.54	(0.01)[c]	(8.91)	(8.92)
2000 - Class A Shares	34.21	0.10[c]	6.00	6.10
2000 - Class B Shares	33.56	(0.14)[c]	5.83	5.69
2000 - Class C Shares	33.46	(0.13)[c]	5.80	5.67
2000 - Institutional Shares	34.61	0.24[c]	6.07	6.31
2000 - Service Shares	34.05	0.07[c]	5.96	6.03
For The Seven-Month Period Ended August 31,				
1999 - Class A Shares	32.98	0.03	1.20	1.23
1999 - Class B Shares	32.50	(0.11)	1.17	1.06
1999 - Class C Shares	32.40	(0.10)	1.16	1.06
1999 - Institutional Shares	33.29	0.11	1.21	1.32
1999 - Service Shares	32.85	0.01	1.19	1.20
For The Years Ended January 31,				
1999 - Class A Shares	26.59	0.04	7.02	7.06
1999 - Class B Shares	26.32	(0.10)	6.91	6.81
1999 - Class C Shares	26.24	(0.10)	6.89	6.79
1999 - Institutional Shares	26.79	0.20	7.11	7.31
1999 - Service Shares	26.53	0.06	7.01	7.07
1998 - Class A Shares	23.32	0.11	5.63	5.74
1998 - Class B Shares	23.18	0.11	5.44	5.55
1998 - Class C Shares (commenced August 15, 1997)	27.48	0.03	1.22	1.25
1998 - Institutional Shares	23.44	0.30	5.65	5.95
1998 - Service Shares	23.27	0.19	5.57	5.76

See page 64 for all footnotes.

Distributions to shareholders								
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets
$ —	$ —	$ —	$ —	$20.18	(16.95)%	$340,934	1.14%	0.19%
—	—	—	—	19.28	(17.57)	127,243	1.89	(0.57)
—	—	—	—	19.20	(17.56)	36,223	1.89	(0.56)
—	—	—	—	20.57	(16.65)	163,439	0.74	0.59
—	—	—	—	20.03	(17.06)	6,484	1.24	0.09
(0.06)	—	(3.46)	(3.52)	24.30	(25.96)	471,445	1.14	0.04
—	—	(3.46)	(3.46)	23.39	(26.49)	184,332	1.89	(0.70)
—	—	(3.46)	(3.46)	23.29	(26.53)	45,841	1.89	(0.70)
(0.19)	(0.01)	(3.46)	(3.66)	24.68	(25.66)	255,400	0.74	0.45
(0.01)	—	(3.46)	(3.47)	24.15	(26.02)	8,319	1.24	(0.05)
—	—	(3.54)	(3.54)	36.77	18.96	715,775	1.14	0.31
—	—	(3.54)	(3.54)	35.71	18.03	275,673	1.89	(0.44)
—	—	(3.54)	(3.54)	35.59	18.03	62,820	1.89	(0.43)
(0.08)	—	(3.54)	(3.62)	37.30	19.41	379,172	0.74	0.71
—	—	(3.54)	(3.54)	36.54	18.83	11,879	1.24	0.19
—	—	—	—	34.21	3.73	614,310	1.14[b]	0.15[b]
—	—	—	—	33.56	3.26	214,087	1.89[b]	(0.60)[b]
—	—	—	—	33.46	3.27	43,361	1.89[b]	(0.61)[b]
—	—	—	—	34.61	3.97	335,465	0.74[b]	0.54[b]
—	—	—	—	34.05	3.65	11,204	1.24[b]	0.06[b]
(0.03)	(0.01)	(0.63)	(0.67)	32.98	26.89	605,566	1.23	0.15
—	—	(0.63)	(0.63)	32.50	26.19	152,347	1.85	(0.50)
—	—	(0.63)	(0.63)	32.40	26.19	26,912	1.87	(0.53)
(0.15)	(0.03)	(0.63)	(0.81)	33.29	27.65	307,200	0.69	0.69
(0.10)	(0.02)	(0.63)	(0.75)	32.85	27.00	11,600	1.19	0.19
(0.12)	—	(2.35)	(2.47)	26.59	24.96	398,393	1.28	0.51
—	(0.06)	(2.35)	(2.41)	26.32	24.28	59,208	1.79	(0.05)
—	(0.14)	(2.35)	(2.49)	26.24	4.85	6,267	1.78[b]	(0.21)[b]
(0.24)	(0.01)	(2.35)	(2.60)	26.79	25.76	202,893	0.65	1.16
(0.07)	(0.08)	(2.35)	(2.50)	26.53	25.11	7,841	1.15	0.62

	Ratios assuming no expense reductions		
	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For The Years Ended August 31,			
2002 - Class A Shares	1.24%	0.09%	74%
2002 - Class B Shares	1.99	(0.67)	74
2002 - Class C Shares	1.99	(0.66)	74
2002 - Institutional Shares	0.84	0.49	74
2002 - Service Shares	1.34	(0.01)	74
2001 - Class A Shares	1.23%	(0.05)%	54%
2001 - Class B Shares	1.98	(0.79)	54
2001 - Class C Shares	1.98	(0.79)	54
2001 - Institutional Shares	0.83	0.36	54
2001 - Service Shares	1.33	(0.14)	54
2000 - Class A Shares	1.23	0.22	59
2000 - Class B Shares	1.98	(0.53)	59
2000 - Class C Shares	1.98	(0.52)	59
2000 - Institutional Shares	0.83	0.62	59
2000 - Service Shares	1.33	0.10	59
For The Seven-Month Period Ended August 31,			
1999 - Class A Shares	1.24[b]	0.05[b]	42
1999 - Class B Shares	1.99[b]	(0.70)[b]	42
1999 - Class C Shares	1.99[b]	(0.71)[b]	42
1999 - Institutional Shares	0.84[b]	0.44[b]	42
1999 - Service Shares	1.34[b]	(0.04)[b]	42
For The Years Ended January 31,			
1999 - Class A Shares	1.36	0.02	64
1999 - Class B Shares	1.98	(0.63)	64
1999 - Class C Shares	2.00	(0.66)	64
1999 - Institutional Shares	0.82	0.56	64
1999 - Service Shares	1.32	0.06	64
1998 - Class A Shares	1.47	0.32	66
1998 - Class B Shares	1.96	(0.22)	66
1998 - Class C Shares (commenced August 15, 1997)	1.95[b]	(0.38)[b]	66
1998 - Institutional Shares	0.82	0.99	66
1998 - Service Shares	1.32	0.45	66

[This page intentionally left blank]

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$11.51	$(0.03)[c]	$ (2.38)	$ (2.41)
2002 - Class B Shares	11.16	(0.11)[c]	(2.29)	(2.40)
2002 - Class C Shares	11.17	(0.11)[c]	(2.30)	(2.41)
2002 - Institutional Shares	11.63	0.01[c]	(2.41)	(2.40)
2002 - Service Shares	11.45	(0.04)[c]	(2.36)	(2.40)
2001 - Class A Shares	22.66	(0.09)[c]	(9.97)	(10.06)
2001 - Class B Shares	22.14	(0.20)[c]	(9.71)	(9.91)
2001 - Class C Shares	22.15	(0.20)[c]	(9.71)	(9.91)
2001 - Institutional Shares	22.87	(0.02)[c]	(10.06)	(10.08)
2001 - Service Shares	22.55	(0.10)[c]	(9.93)	(10.03)
2000 - Class A Shares	17.02	0.06[c]	5.67	5.73
2000 - Class B Shares	16.75	(0.09)[c]	5.57	5.48
2000 - Class C Shares	16.75	(0.08)[c]	5.57	5.49
2000 - Institutional Shares	17.10	0.13[c]	5.73	5.86
2000 - Service Shares	16.95	0.03[c]	5.66	5.69
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	16.17	(0.01)	0.86	0.85
1999 - Class B Shares	15.98	(0.07)	0.84	0.77
1999 - Class C Shares	15.99	(0.07)	0.83	0.76
1999 - Institutional Shares	16.21	0.03	0.86	0.89
1999 - Service Shares	16.11	(0.02)	0.86	0.84
For the Year Ended January 31,				
1999 - Class A Shares	11.97	0.01	4.19	4.20
1999 - Class B Shares	11.92	(0.06)	4.12	4.06
1999 - Class C Shares	11.93	(0.05)	4.11	4.06
1999 - Institutional Shares	11.97	0.02	4.23	4.25
1999 - Service Shares	11.95	(0.01)	4.17	4.16
For the Period Ended January 31,				
1998 - Class A Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36
1998 - Class B Shares (commenced May 1, 1997)	10.00	(0.03)	2.33	2.30
1998 - Class C Shares (commenced August 15, 1997)	11.80	(0.02)	0.54	0.52
1998 - Institutional Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36
1998 - Service Shares (commenced May 1, 1997)	10.00	(0.02)	2.35	2.33

See page 64 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.04)	$(0.04)	$ 9.06	(21.04)%	$139,593	1.17%
—	—	(0.04)	(0.04)	8.72	(21.61)	99,959	1.92
—	—	(0.04)	(0.04)	8.72	(21.68)	41,627	1.92
—	—	(0.04)	(0.04)	9.19	(20.74)	131,590	0.77
—	—	(0.04)	(0.04)	9.01	(21.06)	409	1.27
(0.02)	—	(1.07)	(1.09)	11.51	(45.97)	246,785	1.16
—	—	(1.07)	(1.07)	11.16	(46.37)	167,469	1.91
—	—	(1.07)	(1.07)	11.17	(46.35)	77,398	1.91
(0.09)	—	(1.07)	(1.16)	11.63	(45.73)	201,935	0.76
—	—	(1.07)	(1.07)	11.45	(46.05)	1,316	1.26
—	—	(0.09)	(0.09)	22.66	33.73	545,763	1.09
—	—	(0.09)	(0.09)	22.14	32.78	338,128	1.84
—	—	(0.09)	(0.09)	22.15	32.84	154,966	1.84
—	—	(0.09)	(0.09)	22.87	34.34	322,900	0.69
—	—	(0.09)	(0.09)	22.55	33.64	3,879	1.19
—	—	—	—	17.02	5.26	300,684	1.04[b]
—	—	—	—	16.75	4.82	181,626	1.79[b]
—	—	—	—	16.75	4.75	75,502	1.79[b]
—	—	—	—	17.10	5.49	310,704	0.64[b]
—	—	—	—	16.95	5.21	2,510	1.14[b]
—	—	—	—	16.17	35.10	175,510	0.97
—	—	—	—	15.98	34.07	93,711	1.74
—	—	—	—	15.99	34.04	37,081	1.74
—	(0.01)	—	(0.01)	16.21	35.54	295,734	0.65
—	—	—	—	16.11	34.85	1,663	1.15
(0.01)	—	(0.38)	(0.39)	11.97	23.79	53,786	0.91[b]
—	—	(0.38)	(0.38)	11.92	23.26	13,857	1.67[b]
—	(0.01)	(0.38)	(0.39)	11.93	4.56	4,132	1.68[b]
(0.01)	—	(0.38)	(0.39)	11.97	23.89	4,656	0.72[b]
—	—	(0.38)	(0.38)	11.95	23.56	115	1.17[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.32)%	1.27%	(0.42)%	113%
2002 - Class B Shares	(1.06)	2.02	(1.16)	113
2002 - Class C Shares	(1.07)	2.02	(1.17)	113
2002 - Institutional Shares	0.08	0.87	(0.02)	113
2002 - Service Shares	(0.41)	1.37	(0.51)	113
2001 - Class A Shares	(0.57)%	1.24%	(0.65)%	68%
2001 - Class B Shares	(1.32)	1.99	(1.40)	68
2001 - Class C Shares	(1.32)	1.99	(1.40)	68
2001 - Institutional Shares	(0.15)	0.84	(0.23)	68
2001 - Service Shares	(0.68)	1.34	(0.76)	68
2000 - Class A Shares	0.31	1.24	0.16	73
2000 - Class B Shares	(0.44)	1.99	(0.59)	73
2000 - Class C Shares	(0.43)	1.99	(0.58)	73
2000 - Institutional Shares	0.65	0.84	0.50	73
2000 - Service Shares	0.15	1.34	—	73
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.11)[b]	1.26[b]	(0.33)[b]	33
1999 - Class B Shares	(0.87)[b]	2.01[b]	(1.09)[b]	33
1999 - Class C Shares	(0.87)[b]	2.01[b]	(1.09)[b]	33
1999 - Institutional Shares	0.31[b]	0.86[b]	0.09[b]	33
1999 - Service Shares	(0.21)[b]	1.36[b]	(0.43)[b]	33
For the Year Ended January 31,				
1999 - Class A Shares	0.05	1.46	(0.44)	63
1999 - Class B Shares	(0.73)	2.11	(1.10)	63
1999 - Class C Shares	(0.74)	2.11	(1.11)	63
1999 - Institutional Shares	0.35	1.02	(0.02)	63
1999 - Service Shares	(0.16)	1.52	(0.53)	63
For the Period Ended January 31,				
1998 - Class A Shares (commenced May 1, 1997)	0.12[b]	2.40[b]	(1.37)[b]	75
1998 - Class B Shares (commenced May 1, 1997)	(0.72)[b]	2.91[b]	(1.96)[b]	75
1998 - Class C Shares (commenced August 15, 1997)	(0.76)[b]	2.92[b]	(2.00)[b]	75
1998 - Institutional Shares (commenced May 1, 1997)	0.42[b]	1.96[b]	(0.82)[b]	75
1998 - Service Shares (commenced May 1, 1997)	(0.21)[b]	2.41[b]	(1.45)[b]	75

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$10.59	$ —[c]	$(0.83)	$(0.83)
2002 - Class B Shares	10.26	(0.08)[c]	(0.79)	(0.87)
2002 - Class C Shares	10.29	(0.07)[c]	(0.81)	(0.88)
2002 - Institutional Shares	10.76	0.04[c]	(0.85)	(0.81)
2002 - Service Shares	10.55	0.01[c]	(0.84)	(0.83)
2001 - Class A Shares	12.90	0.01[c]	(1.12)	(1.11)
2001 - Class B Shares	12.63	(0.07)[c]	(1.10)	(1.17)
2001 - Class C Shares	12.66	(0.07)[c]	(1.10)	(1.17)
2001 - Institutional Shares	13.03	0.05[c]	(1.12)	(1.07)
2001 - Service Shares	12.87	—[c]	(1.12)	(1.12)
2000 - Class A Shares	10.23	(0.03)[c]	2.70	2.67
2000 - Class B Shares	10.09	(0.11)[c]	2.65	2.54
2000 - Class C Shares	10.10	(0.10)[c]	2.66	2.56
2000 - Institutional Shares	10.30	0.02[c]	2.71	2.73
2000 - Service Shares	10.22	(0.04)[c]	2.69	2.65
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	10.16	(0.01)	0.08	0.07
1999 - Class B Shares	10.07	(0.05)	0.07	0.02
1999 - Class C Shares	10.08	(0.05)	0.07	0.02
1999 - Institutional Shares	10.20	0.02	0.08	0.10
1999 - Service Shares	10.16	(0.01)	0.07	0.06
For the Year Ended January 31,				
1999 - Class A Shares	10.59	0.01	(0.43)	(0.42)
1999 - Class B Shares	10.56	(0.05)	(0.44)	(0.49)
1999 - Class C Shares	10.57	(0.04)	(0.45)	(0.49)
1999 - Institutional Shares	10.61	0.04	(0.43)	(0.39)
1999 - Service Shares	10.60	0.01	(0.44)	(0.43)
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	10.00	(0.01)	0.65	0.64
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.03)	0.64	0.61
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	0.64	0.62
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.01	0.65	0.66
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	0.64	0.65

See page 64 for all footnotes.

Distributions to shareholders						
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$(0.40)	$(0.40)	$ 9.36	(8.20)%	$57,014	1.34%
—	(0.40)	(0.40)	8.99	(8.88)	16,854	2.09
—	(0.40)	(0.40)	9.01	(8.95)	11,504	2.09
(0.04)	(0.40)	(0.44)	9.51	(7.93)	57,683	0.94
(0.02)	(0.40)	(0.42)	9.30	(8.27)	28,999	1.44
—	(1.20)	(1.20)	10.59	(8.64)	50,093	1.33
—	(1.20)	(1.20)	10.26	(9.35)	16,125	2.08
—	(1.20)	(1.20)	10.29	(9.32)	8,885	2.08
—	(1.20)	(1.20)	10.76	(8.28)	62,794	0.93
—	(1.20)	(1.20)	10.55	(8.75)	201	1.43
—	—	—	12.90	26.10	54,954	1.33
—	—	—	12.63	25.17	17,923	2.08
—	—	—	12.66	25.35	8,289	2.08
—	—	—	13.03	26.60	86,196	0.93
—	—	—	12.87	25.93	63	1.43
—	—	—	10.23	0.69	52,660	1.33[b]
—	—	—	10.09	0.20	13,711	2.08[b]
—	—	—	10.10	0.20	6,274	2.08[b]
—	—	—	10.30	0.98	62,633	0.93[b]
—	—	—	10.22	0.59	64	1.43[b]
(0.01)	—	(0.01)	10.16	(3.97)	64,087	1.31
—	—	—	10.07	(4.64)	15,406	2.00
—	—	—	10.08	(4.64)	6,559	2.01
(0.02)	—	(0.02)	10.20	(3.64)	62,763	0.94
(0.01)	—	(0.01)	10.16	(4.07)	54	1.44
—	(0.05)	(0.05)	10.59	6.37	11,118	1.25[b]
—	(0.05)	(0.05)	10.56	6.07	9,957	1.95[b]
—	(0.05)	(0.05)	10.57	6.17	2,557	1.95[b]
—	(0.05)	(0.05)	10.61	6.57	9,026	0.95[b]
—	(0.05)	(0.05)	10.60	6.47	2	1.45[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.01%	1.58%	(0.23)%	136%
2002 - Class B Shares	(0.74)	2.33	(0.98)	136
2002 - Class C Shares	(0.74)	2.33	(0.98)	136
2002 - Institutional Shares	0.39	1.18	0.15	136
2002 - Service Shares	0.15	1.68	(0.09)	136
2001 - Class A Shares	0.09	1.59	(0.17)	85
2001 - Class B Shares	(0.66)	2.34	(0.92)	85
2001 - Class C Shares	(0.66)	2.34	(0.92)	85
2001 - Institutional Shares	0.48	1.19	0.22	85
2001 - Service Shares	0.03	1.69	(0.23)	85
2000 - Class A Shares	(0.21)	1.55	(0.43)	135
2000 - Class B Shares	(0.96)	2.30	(1.18)	135
2000 - Class C Shares	(0.96)	2.30	(1.18)	135
2000 - Institutional Shares	0.19	1.15	(0.03)	135
2000 - Service Shares	(0.30)	1.65	(0.52)	135
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.12)[b]	1.67[b]	(0.46)[b]	52
1999 - Class B Shares	(0.86)[b]	2.42[b]	(1.20)[b]	52
1999 - Class C Shares	(0.86)[b]	2.42[b]	(1.20)[b]	52
1999 - Institutional Shares	0.28[b]	1.27[b]	(0.06)[b]	52
1999 - Service Shares	(0.22)[b]	1.77[b]	(0.56)[b]	52
For the Year Ended January 31,				
1999 - Class A Shares	0.08	2.00	(0.61)	75
1999 - Class B Shares	(0.55)	2.62	(1.17)	75
1999 - Class C Shares	(0.56)	2.63	(1.18)	75
1999 - Institutional Shares	0.60	1.56	(0.02)	75
1999 - Service Shares	0.01	2.06	(0.61)	75
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	(0.36)[b]	3.92[b]	(3.03)[b]	38
1998 - Class B Shares (commenced August 15, 1997)	(1.04)[b]	4.37[b]	(3.46)[b]	38
1998 - Class C Shares (commenced August 15, 1997)	(1.07)[b]	4.37[b]	(3.49)[b]	38
1998 - Institutional Shares (commenced August 15, 1997)	0.15[b]	3.37[b]	(2.27)[b]	38
1998 - Service Shares (commenced August 15, 1997)	0.40[b]	3.87[b]	(2.02)[b]	38

Footnotes:

a Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

b Annualized.

c Calculated based on the average shares outstanding methodology.

Index

CORE^{SM} Domestic Equity Funds Prospectus (Service Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

EQCOREPROSVC

Prospectus

Class A, B and C Shares

December 20, 2002

GOLDMAN SACHS INTERNATIONAL EQUITY FUNDS



- Goldman Sachs CORE[SM] International Equity Fund
- Goldman Sachs International Equity Fund
- Goldman Sachs European Equity Fund
- Goldman Sachs Japanese Equity Fund
- Goldman Sachs International Growth Opportunities Fund
- Goldman Sachs Emerging Markets Equity Fund
- Goldman Sachs Asia Growth Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the CORE International Equity Fund. Goldman Sachs Asset Management International serves as investment adviser to International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds. Goldman Sachs Asset Management and Goldman Sachs Asset Management International are each referred to in this Prospectus as the ''Investment Adviser.''

ACTIVE INTERNATIONAL STYLE FUNDS

Goldman Sachs' Active International Investment Philosophy:

Belief	How the Investment Adviser Acts on Belief
■ Equity markets are inefficient	Seeks excess return through team driven, research intensive and bottom-up stock selection.
■ Returns are variable	Seeks to capitalize on variability of market and regional returns through asset allocation decisions.
■ Corporate fundamentals ultimately drive share price	Seeks to conduct rigorous, first-hand research of business and company management.
■ A business' intrinsic value will be achieved over time	Seeks to realize value through a long-term investment horizon.
■ Portfolio risk must be carefully analyzed and monitored	Seeks to systematically monitor and manage risk through diversification, multifactor risk models and currency management.

The Investment Adviser attempts to manage risk in these Funds through disciplined portfolio construction and continual portfolio review and analysis. As a result, bottom-up stock selection, driven by fundamental research, should be a main driver of returns.

Goldman Sachs' CORE Investment Philosophy:

Goldman Sachs' quantitative style of funds—CORE—emphasizes the two building blocks of active management: **stock selection** and **portfolio construction**.

I. CORE Stock Selection

The CORE Fund uses the Goldman Sachs proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in the Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Price Momentum*** (What are medium-term price trends?)
- ***Earnings Momentum*** (Are company profit expectations growing?)
- ***Stability*** (How likely is the risk of earnings disappointment?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process combines both our quantitative and qualitative analysis.

II. CORE Portfolio Construction

Portfolio risk is monitored with the use of a sophisticated risk model, which measures the portfolio's exposure to a variety of risk factors and estimates the associated volatility. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark and by attempting to run a size and sector neutral portfolio. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given each CORE Fund benchmark. In addition, the CORE International Equity Fund utilizes proprietary quantitative models to allocate assets across countries.

Goldman Sachs CORE Funds are fully invested, broadly diversified and offer consistent overall portfolio characteristics. They may serve as good foundations on which to build a portfolio.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs CORE International Equity Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	MSCI® Europe, Australasia, Far East (''EAFE®'') Index (unhedged)
Investment Focus:	Large-cap equity investments in companies that are organized outside the United States or whose securities are primarily traded outside the United States
Investment Style:	Quantitative

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap companies that are organized outside the United States or whose securities are principally traded outside the United States.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in companies that are organized outside the United States or whose securities are principally traded outside the United States.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time, provided the Fund's assets are invested in at least three foreign countries. The Fund may invest in the securities of issuers in countries with emerging markets or economies (''emerging countries'').

The Fund seeks broad representation of large-cap issuers across major countries and sectors of the international economy. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the EAFE® Index. In addition, the Fund seeks a portfolio composed of companies with attractive valuations and stronger momentum characteristics than the EAFE® Index.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered to be cash equivalents.

Goldman Sachs International Equity Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	MSCI® EAFE® Index (unhedged)
Investment Focus:	Equity investments in companies organized outside the United States or whose securities are principally traded outside the United States
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in companies that are organized outside the United States or whose securities are principally traded outside the United States. The Fund intends to invest in companies with public stock market capitalizations that are larger than $1 billion at the time of investment.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time provided that the Fund's assets are invested in at least three foreign countries.

The Fund expects to invest a substantial portion of its assets in the securities of issuers located in the developed countries of Western Europe and in Japan. However, the Fund may also invest in the securities of issuers located in Australia, Canada, New Zealand and in emerging countries. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations.

Other. The Fund may also invest up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs European Equity Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® Europe Index (unhedged)
Investment Focus:	Equity investments in European issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in European issuers. Because of its focus, the Fund will be more susceptible to European economic, market, political and local risks than a fund that is more geographically diversified.

A European issuer is a company that either:
- Has a class of its securities whose principal securities market is in one or more European countries;
- Is organized under the laws of, or has a principal office in, a European country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more European countries; or
- Maintains 50% or more of its assets in one or more European countries.

The Fund may allocate its assets among different countries as determined by the Investment Adviser from time to time, provided that the Fund's assets are invested in at least three European countries. It is currently anticipated that a majority of the Fund's assets will be invested in the equity securities of large-cap companies located in the developed countries of Western Europe. However, the Fund may also invest, without limit, in mid-cap companies and small-cap companies, as well as companies located in emerging countries in Eastern European nations, including the states that formerly comprised the Soviet Union and Yugoslavia.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in issuers located in non-European countries including emerging countries located in Latin and South America, Africa and Asia, and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Japanese Equity Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	Tokyo Price Index (''TOPIX'') (unhedged)
Investment Focus:	Equity investments in Japanese issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in Japanese issuers. A Japanese issuer is a company that either:

- Has a class of its securities whose principal securities market is in Japan;
- Is organized under the laws of, or has a principal office in, Japan;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in Japan; or
- Maintains 50% or more of its assets in Japan.

The Fund's concentration in Japanese issuers will expose it to the risks of adverse social, political and economic events which occur in Japan or affect the Japanese markets. These risks, some of which are discussed briefly below, may adversely affect the ability of the Fund to achieve its investment objective.

Japan's economy, the second largest among developed nations, grew substantially after World War II. More recently, however, Japan's economic growth has been substantially below the level of earlier decades, and its economy has drifted between modest growth and recession. Currently, Japan has been experiencing stagnant consumer demand, higher unemployment and deflationary pressures. In response to these conditions, Japan has attempted to implement changes regarding high wages and taxes, currency valuations, structural rigidities, political reform and

the deregulation of its economy. These initiatives have, however, resulted in notable uncertainty and loss of public confidence. The current Prime Minister, shortly after taking office in April 2001, announced the outlines of a reform agenda to revitalize the economy. However, since then the credit rating of Japanese Government debt has been downgraded as concern increased regarding the slow progress in implementing effective structural economic reform.

Japan's economy is heavily dependent upon international trade, and is especially sensitive to trade barriers and disputes. In particular, Japan relies on large imports of agricultural products, raw materials and fuels. A substantial rise in world oil or commodity prices, or a fall-off in Japan's manufactured exports, could be expected to affect Japan's economy adversely. Japan's banking industry and, more generally, the Japanese economy have suffered from non-performing loans, low real estate values and lower valuations of securities holdings. Many Japanese banks have required public funds to avert insolvency.

The common stock of many Japanese companies has historically traded at high price-to-earnings ratios. Differences in accounting methods, interest rates and inflation have made it difficult to make comparisons with other companies in different countries. In 2002, as the overall market level came down primarily due to concern over the direction of Japan's macroeconomic conditions, the valuation of Japanese issuers became more comparable to issuers of other countries, especially the United States. Japan has been also well-known for its high degree of cross-holdings between banks and corporations, which has sometimes distorted the supply and demand of certain stocks. Recently, however, degree of such cross-holdings has begun to diminish.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in non-Japanese issuers and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs International Growth Opportunities Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	MSCI® EAFE® Small Cap Index (unhedged)
Investment Focus:	Small-cap foreign equity investments
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in companies:

- With public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within $100 million and $4 billion, at the time of investment; and
- That are organized outside the United States or whose securities are principally traded outside the United States.

The Fund seeks to achieve its investment objective by investing in issuers that are considered by the Investment Adviser to be strategically positioned for long-term growth.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time provided that the Fund's assets are invested in at least three foreign countries. The Fund expects to invest a substantial portion of its assets in securities of companies in the developed countries of Western Europe, Japan and Asia. However, the Fund may also invest in the securities of issuers located in Australia, Canada, New Zealand and in emerging countries. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in companies with public stock market capitalizations outside the market capitalization range stated above at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations. If the market capitalization of a company held by the Fund moves outside the range stated above, the Fund may, consistent with its investment objective, continue to hold the security.

Goldman Sachs Emerging Markets Equity Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® Emerging Markets Free Index
Investment Focus:	Equity investments in emerging country issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in emerging country issuers. The Investment Adviser may consider classifications by the World Bank, the International Finance Corporation or the United Nations and its agencies in determining whether a country is emerging or developed. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations. The Investment Adviser currently intends that the Fund's investment focus will be in the following emerging countries as well as any other emerging country to the extent that foreign investors are permitted by applicable law to make such investments:

- Argentina
- Botswana
- Brazil
- Chile
- China
- Colombia
- Czech Republic
- Egypt
- Greece
- Hong Kong
- Hungary
- India
- Indonesia
- Israel
- Jordan
- Kenya
- Malaysia
- Mexico
- Morocco
- Pakistan
- Peru
- Philippines
- Poland
- Russia
- Singapore
- South Africa
- South Korea
- Sri Lanka
- Taiwan
- Thailand
- Turkey
- Venezuela
- Zimbabwe

Goldman Sachs Emerging Markets Equity Fund continued

An emerging country issuer is any company that either:

- Has a class of its securities whose principal securities market is in an emerging country;
- Is organized under the laws of, or has a principal office in, an emerging country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more emerging countries; or
- Maintains 50% or more of its assets in one or more emerging countries.

Under normal circumstances, the Fund maintains investments in at least six emerging countries, and will not invest more than 35% of its Net Assets in securities of issuers in any one emerging country. Allocation of the Fund's investments will depend upon the relative attractiveness of the emerging country markets and particular issuers. In addition, macro-economic factors and the portfolio managers' and Goldman Sachs economists' views of the relative attractiveness of emerging countries and currencies are considered in allocating the Fund's assets among emerging countries.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in (i) fixed-income securities of private and government emerging country issuers; and (ii) equity and fixed-income securities, such as government, corporate and bank debt obligations, of developed country issuers.

Goldman Sachs Asia Growth Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® All Country Asia Free ex-Japan Index (unhedged)
Investment Focus:	Equity investments in issuers in Asian countries
Investment Process:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in Asian issuers.

An Asian issuer is any company that either:

- Has a class of its securities whose principal securities market is in one or more Asian countries;
- Is organized under the laws of, or has a principal office in, an Asian country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more Asian countries; or
- Maintains 50% or more of its assets in one or more Asian countries.

The Fund may allocate its assets among the Asian countries as determined from time to time by the Investment Adviser. For purposes of the Fund's investment policies, Asian countries include:

- China
- Hong Kong
- India
- Indonesia
- Malaysia
- Pakistan
- Philippines
- Singapore
- South Korea
- Sri Lanka
- Taiwan
- Thailand

Goldman Sachs Asia Growth Fund continued

as well as any other country in Asia (other than Japan) to the extent that foreign investors are permitted by applicable law to make such investments.

Starting in mid-1997 some Pacific region countries began to experience currency devaluations that resulted in high interest rate levels and sharp reductions in economic activity. This situation resulted in a significant drop in the securities prices of companies located in the region. Since that time countries in the region have experienced recession and government intervention, have sought assistance from the International Monetary Fund and have experienced substantial domestic unrest. Although some restructuring has been undertaken, it is uncertain whether these efforts will be successful or whether the recent problems in the region will persist.

Allocation of the Fund's investments will depend upon the Investment Adviser's views of the relative attractiveness of the Asian markets and particular issuers, and allocations are subject to change in light of those views. Concentration of the Fund's assets in one or a few of the Asian countries and Asian currencies will subject the Fund to greater risks than if the Fund's assets were not so concentrated. On August 31, 2002 (the end of the Fund's last fiscal year), 32% of the Fund's assets were invested in securities that traded in South Korea and 22.1% were invested in securities that traded in Hong Kong.

While South Korea has instituted reforms to stabilize its economy and to reform its capital markets, there is no assurance that these structural reforms will result in sustainable growth. A small number of companies and industries still represent a large portion of the market in South Korea. In addition, South Korea's financial system remains vulnerable and could be threatened by further economic instability. North Korea has been a concern to South Korea since the end of World War II, due to the threat of military aggression by North Korea. North Korea has purportedly developed nuclear weapons, holds a stockpile of chemical weapons and maintains an army of close to one million. There have been efforts to improve relations, but tensions between South Korea and North Korea are likely to continue for the foreseeable future.

Uncertainties also exist with respect to the Hong Kong market. In 1997, the sovereignty of Hong Kong reverted from the United Kingdom to China. Although Hong Kong is, by law, to maintain a high degree of autonomy, there can be no assurance that Hong Kong will not be adversely affected by Chinese sovereignty or political developments. Furthermore, the reversion of Hong Kong to China has

created additional uncertainty as to future currency valuation relative to the U.S. dollar. Because the Hong Kong stock market has significant exposure to the property market in Hong Kong, the Fund's investments could be adversely affected by a decline in that market.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in issuers located in non-Asian countries and Japan, and in fixed-income securities, such as government, corporate and bank debt obligations.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Fund's annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Investment Practices			
Borrowings	*33⅓*	*33⅓*	*33⅓*
Cross Hedging of Currencies	•	•	•
Currency Swaps*	15	15	15
Custodial Receipts and Trust Certificates	•	•	•
Equity Swaps*	15	15	15
Foreign Currency Transactions	•	•	•
Futures Contracts and Options on Futures Contracts	•	•	•
Investment Company Securities (including iShares℠ and Standard & Poor's Depositary Receipts™)	*10*	*10*	*10*
Options on Foreign Currencies[1]	•	•	•
Options on Securities and Securities Indices[2]	•	•	•
Unseasoned Companies	•	•	•
Warrants and Stock Purchase Rights	•	•	•
Repurchase Agreements	•	•	•
Securities Lending	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	—	25	25
When-Issued Securities and Forward Commitments	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[1] *The Funds may purchase and sell call and put options.*
[2] *The Funds may sell covered call and put options and purchase call and put options.*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*
•	•	•	•
15	15	15	15
•	•	•	•
15	15	15	15
•	•	•	•
•	•	•	•
10	*10*	*10*	*10*
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*
25	25	25	25
•	•	•	•

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Investment Securities			
American, European and Global Depositary Receipts	•	•	•
Asset-Backed and Mortgage-Backed Securities[2]	—	•	•
Bank Obligations[1,2]	•	•	•
Convertible Securities	•	•	•
Corporate Debt Obligations[2]	•[4]	•	•
Equity Investments	80+	80+	80+
Emerging Country Securities	*25*	•	•
Fixed-Income Securities[3]	20[4]	20	20[5]
Foreign Securities	•	•	•
Foreign Government Securities[2]	•	•	•
Non-Investment Grade Fixed-Income Securities[2]	—	•[6]	•[6]
Real Estate Investment Trusts	•	•	•
Structured Securities*	•	•	•
Temporary Investments	*35*	*100*	*100*
U.S. Government Securities[2]	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

[1] *Issued by U.S. or foreign banks.*

[2] *Limited by the amount the Fund invests in fixed-income securities.*

[3] *Except as noted under ''Non-Investment Grade Fixed-Income Securities,'' fixed-income securities are investment grade (e.g., BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO'')).*

[4] *Cash equivalents only.*

[5] *The European Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) equity investments in issuers located in non-European countries; and (2) fixed-income securities.*

[6] *May be BB or lower by Standard & Poor's, Ba or lower by Moody's or have a comparable rating by another NRSRO at the time of investment.*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
80+	80+	80+	80+
•	•	•	•
20[7]	20[8]	20[9]	20[10]
•	•	•	•
•	•	•	•
•[6]	•[6]	•[6]	•[6]
•	•	•	•
•	•	•	•
100	*100*	*35*	*100*
•	•	•	•

[7] *The Japanese Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities; and (2) equity investments in non-Japanese issuers.*

[8] *The International Growth Opportunities Fund may invest in the aggregate up to 20% of its Net Assets in (1) fixed-income securities; and (2) equity investments in companies with public stock market capitalizations of less than $100 million or more than $4 billion at the time of investment.*

[9] *The Emerging Markets Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities of private and government emerging country issuers; and (2) equity and fixed-income investments in developed country issuers.*

[10] *The Asia Growth Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities; and (2) equity investments in issuers located in non-Asian countries and Japan.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	CORE International Equity	International Equity	European Equity	Japanese Equity	International Growth Opportunities	Emerging Markets Equity	Asia Growth
Credit/Default	•	•	•	•	•	•	•
Foreign	•	•	•	•	•	•	•
Emerging Countries	•	•	•	•	•	•	•
Stock	•	•	•	•	•	•	•
Derivatives	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Management	•	•	•	•	•	•	•
Market	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
Investment Style	•	•	•	•	•	•	•
Geographic	•	•	•	•	•	•	•
Mid Cap/Small Cap	—	—	•	—	•	—	—
Initial Public Offering (''IPO'')	•	—	•	•	•	•	•

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

- ***Emerging Countries Risk***—The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investment in more developed countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund

may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.
- ***Geographic Risk***—The European Equity Fund invests primarily in equity investments in European issuers. The Japanese Equity Fund invests primarily in equity investments in Japanese issuers. The Asia Growth Fund invests primarily in equity investments in Asian issuers. Concentration of the investments of these or other Funds in issuers located in a particular country or region will subject a Fund, to a greater extent than if investments were less concentrated, to the risks of adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in that country or region.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Class A Shares from year to year; and (b) how the average annual total returns of a Fund's Class A, B and C Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

The average annual total return calculation reflects a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge (''CDSC'') for Class B Shares (5% maximum declining to 0% after six years), and the assumed CDSC for Class C Shares (1% if redeemed within 12 months of purchase). The bar chart does not reflect the sales loads applicable to Class A Shares. If the sales loads were reflected, returns would be less. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Class A Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Class A Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

CORE International Equity Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –17.61%.

Best Quarter*
Q4 '98 +18.84%

Worst Quarter*
Q3 '98 –16.00%

CALENDAR YEAR (CLASS A)


13.83%
28.14%
-16.27%
-18.96%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 8/15/97)		
Returns Before Taxes	–23.41%	–4.42%
Returns After Taxes on Distributions**	–23.29%	–4.79%
Returns After Taxes on Distributions and Sale of Fund Shares**	–14.14%	–3.40%
Morgan Stanley Capital International (MSCI®) Europe, Australasia, Far East (EAFE®) Index (unhedged)***	–21.21%	–0.81%
Class B (Inception 8/15/97)		
Returns Before Taxes	–23.42%	–4.06%
MSCI® EAFE® Index (unhedged)***	–21.21%	–0.81%
Class C (Inception 8/15/97)		
Returns Before Taxes	–20.19%	–3.62%
MSCI® EAFE® Index (unhedged)***	–21.21%	–0.81%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EAFE® Index (unhedged) is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.*

International Equity Fund


TOTAL RETURN
CALENDAR YEAR (CLASS A)
The total return for Class A Shares for the 9-month period ended September 30, 2002 was –24.02%.
Best Quarter*
Q4 '99 +21.70%
Worst Quarter*
Q1 '01 –15.02%
20.74%
-6.86%
18.93%
18.69%
4.47%
17.98%
30.96%
-13.86%
-22.68%
1993
1994
1995
1996
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Class A (Inception 12/1/92)			
Returns Before Taxes	–26.95%	0.31%	5.52%
Returns After Taxes on Distributions**	–26.95%	–1.40%	3.95%
Returns After Taxes on Distributions and Sale of Fund Shares**	–16.30%	0.13%	4.17%
MSCI® EAFE® Index (unhedged)***	–21.21%	1.17%	6.78%
Class B (Inception 5/1/96)			
Returns Before Taxes	–26.93%	0.51%	1.70%
MSCI® EAFE® Index (unhedged)***	–21.21%	1.17%	1.09%
Class C (Inception 8/15/97)			
Returns Before Taxes	–23.82%	N/A	–1.87%
MSCI® EAFE® Index (unhedged)***	–21.21%	N/A	–0.81%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EAFE® Index (unhedged) is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.*

European Equity Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –25.34%.

Best Quarter*
Q4 '99 +24.66%

Worst Quarter*
Q1 '01 –17.34%

CALENDAR YEAR (CLASS A)


26.26%
-5.19%
-20.98%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 10/1/98)		
Returns Before Taxes	–25.34%	1.28%
Returns After Taxes on Distributions**	–25.80%	–0.52%
Returns After Taxes on Distributions and Sale of Fund Shares**	–15.00%	0.68%
MSCI® Europe Index (unhedged)***	–19.64%	0.59%
Class B (Inception 10/1/98)		
Returns Before Taxes	–25.34%	1.60%
MSCI® Europe Index (unhedged)***	–19.64%	0.59%
Class C (Inception 10/1/98)		
Returns Before Taxes	–22.26%	2.55%
MSCI® Europe Index (unhedged)***	–19.64%	0.59%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The MSCI® Europe Index (unhedged) is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Japanese Equity Fund



TOTAL RETURN
CALENDAR YEAR (CLASS A)
The total return for Class A Shares for the 9-month period ended September 30, 2002 was –6.19%.
Best Quarter*
Q3 '99 +23.08%
Worst Quarter*
Q3 '01 –21.37%
76.95%
-28.61%
-32.27%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 5/1/98)		
Returns Before Taxes	–35.98%	–3.02%
Returns After Taxes on Distributions**	–36.22%	–4.43%
Returns After Taxes on Distributions and Sale of Fund Shares**	–21.90%	–2.25%
Tokyo Price Index (''TOPIX'') (unhedged)***	–29.84%	–4.25%
Class B (Inception 5/1/98)		
Returns Before Taxes	–35.92%	–2.73%
Tokyo Price Index (''TOPIX'') (unhedged)***	–29.84%	–4.25%
Class C (Inception 5/1/98)		
Returns Before Taxes	–33.25%	–1.97%
Tokyo Price Index (''TOPIX'') (unhedged)***	–29.84%	–4.25%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The TOPIX (unhedged) is an unmanaged composite of all stocks on the first section of the Tokyo Stock Exchange. The Index figures do not reflect any deduction for fees, expenses or taxes.*

International Growth Opportunities Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –23.24%.

Best Quarter*
Q1 '00 +14.53%

Worst Quarter*
Q3 '01 –18.30%

CALENDAR YEAR (CLASS A)


47.58%
-11.65%
-23.88%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 5/1/98)		
Returns Before Taxes	–28.05%	–0.68%
Returns After Taxes on Distributions**	–28.05%	–1.58%
Returns After Taxes on Distributions and Sale of Fund Shares**	–17.08%	–0.69%
MSCI® EAFE® Small Cap Index (unhedged)***	–14.29%	–5.34%
Class B (Inception 5/1/98)		
Returns Before Taxes	–28.10%	–0.40%
MSCI® EAFE® Small Cap Index (unhedged)***	–14.29%	–5.34%
Class C (Inception 5/1/98)		
Returns Before Taxes	–25.09%	0.40%
MSCI® EAFE® Small Cap Index (unhedged)***	–14.29%	–5.34%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The MSCI® EAFE® Small Cap Index (unhedged), inception date 1/15/98, includes approximately 1,000 securities from 21 developed markets with a capitalization range between $200 million and $1.5 billion and a general regional allocation of 55% Europe, 31% Japan and 14% Australasia. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Emerging Markets Equity Fund



TOTAL RETURN
CALENDAR YEAR (CLASS A)
The total return for Class A Shares for the 9-month period ended September 30, 2002 was –16.30%.
Best Quarter*
Q4 '99 +29.84%
Worst Quarter*
Q3 '98 –22.94%
-27.06%
62.62%
-27.38%
-5.43%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Class A (Inception 12/15/97)		
Returns Before Taxes	–10.61%	–5.72%
Returns After Taxes on Distributions**	–10.61%	–6.29%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.46%	–4.67%
MSCI® Emerging Markets Free (EMF) Index***	–2.37%	–2.73%
Class B (Inception 12/15/97)		
Returns Before Taxes	–10.57%	–5.29%
MSCI® EMF Index***	–2.37%	–2.73%
Class C (Inception 12/15/97)		
Returns Before Taxes	–6.79%	–4.77%
MSCI® EMF Index***	–2.37%	–2.73%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EMF Index is a market capitalization-weighted composite of securities in over 26 emerging countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Asia Growth Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –14.35%.

Best Quarter*
Q2 '99 +30.97%

Worst Quarter*
Q4 '97 –27.33%

CALENDAR YEAR (CLASS A)


6.55%
7.95%
-41.07%
-15.26%
59.43%
-28.09%
-4.74%
1995
1996
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Class A (Inception 7/8/94)			
Returns Before Taxes	–9.97%	–12.43%	–6.42%
Returns After Taxes on Distributions**	–9.97%	–12.43%	–6.57%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.07%	–9.36%	–4.93%
MSCI® All Country Asia Free ex-Japan (unhedged)***	–5.94%	–12.63%	–7.25%
Class B (Inception 5/1/96)			
Returns Before Taxes	–9.92%	–12.19%	–11.67%
MSCI® All Country Asia Free ex-Japan (unhedged)***	–5.94%	–12.63%	–11.91%
Class C (Inception 8/15/97)			
Returns Before Taxes	–6.14%	N/A	–12.84%
MSCI® All Country Asia Free ex-Japan (unhedged)***	–5.94%	N/A	–13.80%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® All Country Asia Free ex-Japan Index (unhedged) is a market capitalization-weighted composite of securities in eleven Asian countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Class A, B and C Shares)

This table describes the fees and expenses that you would pay if you buy and hold Class A, Class B, or Class C Shares of a Fund.

	CORE International Equity Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	0.85%	0.85%	0.85%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[7]	0.47%	0.47%	0.47%
Total Fund Operating Expenses*	1.82%	2.32%	2.32%

See page 37 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE International Equity Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.85%*	*0.85%*	*0.85%*
Distribution and Service (12b-1) Fees	*0.50%*	*1.00%*	*1.00%*
Other Expenses[7]	*0.31%*	*0.31%*	*0.31%*
Total Fund Operating Expenses (after current expense limitations)	*1.66%*	*2.16%*	*2.16%*

	International Equity Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[7]	0.36%	0.36%	0.36%
Total Fund Operating Expenses*	1.86%	2.36%	2.36%

See page 37 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	International Equity Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.50%*	*1.00%*	*1.00%*
Other Expenses[7]	*0.29%*	*0.29%*	*0.29%*
Total Fund Operating Expenses (after current expense limitations)	*1.79%*	*2.29%*	*2.29%*

Fund Fees and Expenses continued

	European Equity Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[7]	1.04%	1.04%	1.04%
Total Fund Operating Expenses*	2.54%	3.04%	3.04%

See page 37 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	European Equity Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.50%*	*1.00%*	*1.00%*
Other Expenses[7]	*0.29%*	*0.29%*	*0.29%*
Total Fund Operating Expenses (after current expense limitations)	*1.79%*	*2.29%*	*2.29%*

	Japanese Equity Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[7]	1.69%	1.69%	1.69%
Total Fund Operating Expenses*	3.19%	3.69%	3.69%

See page 37 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Japanese Equity Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.50%*	*1.00%*	*1.00%*
Other Expenses[7]	*0.30%*	*0.30%*	*0.30%*
Total Fund Operating Expenses (after current expense limitations)	*1.80%*	*2.30%*	*2.30%*

Fund Fees and Expenses continued

	International Growth Opportunities Fund		
	Class A	Class B	Class C
Shareholder Fees			
(fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):[6]			
Management Fees	1.20%	1.20%	1.20%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[7]	0.67%	0.67%	0.67%
Total Fund Operating Expenses*	2.37%	2.87%	2.87%

See page 37 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	International Growth Opportunities Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):			
Management Fees	*1.10%*	*1.10%*	*1.10%*
Distribution and Service (12b-1) Fees	*0.50%*	*1.00%*	*1.00%*
Other Expenses[7]	*0.29%*	*0.29%*	*0.29%*
Total Fund Operating Expenses (after current expense limitations)	*1.89%*	*2.39%*	*2.39%*

	Emerging Markets Equity Fund		
	Class A	Class B	Class C
Shareholder Fees			
(fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):[6]			
Management Fees	1.20%	1.20%	1.20%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[7]	0.86%	0.86%	0.86%
Total Fund Operating Expenses*	2.56%	3.06%	3.06%

See page 37 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Emerging Markets Equity Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):			
Management Fees	*1.20%*	*1.20%*	*1.20%*
Distribution and Service (12b-1) Fees	*0.50%*	*1.00%*	*1.00%*
Other Expenses[7]	*0.54%*	*0.54%*	*0.54%*
Total Fund Operating Expenses (after current expense limitations)	*2.24%*	*2.74%*	*2.74%*

Fund Fees and Expenses continued

	Asia Growth Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[7]	1.67%	1.67%	1.67%
Total Fund Operating Expenses*	3.17%	3.67%	3.67%

See page 37 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Asia Growth Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.50%*	*1.00%*	*1.00%*
Other Expenses[7]	*0.35%*	*0.35%*	*0.35%*
Total Fund Operating Expenses (after current expense limitations)	*1.85%*	*2.35%*	*2.35%*

[1] The maximum sales charge is a percentage of the offering price. A CDSC of 1% is imposed on certain redemptions (within 18 months of purchase) of Class A Shares sold without an initial sales charge as part of an investment of $1 million or more.
[2] The maximum CDSC is a percentage of the lesser of the NAV at the time of the redemption or the NAV when the shares were originally purchased.
[3] A CDSC is imposed upon Class B Shares redeemed within six years of purchase at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter.
[4] A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[5] A transaction fee of $7.50 may be charged for redemption proceeds paid by wire.
[6] The Funds' annual operating expenses are based on actual expenses.
[7] ''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.19% of the average daily net assets of each Fund's Class A, B and C Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:

Fund	Other Expenses
CORE International Equity	*0.12%*
International Equity	*0.10%*
European Equity	*0.10%*
Japanese Equity	*0.11%*
International Growth Opportunities	*0.10%*
Emerging Markets Equity	*0.35%*
Asia Growth	*0.16%*

Fund Fees and Expenses continued

Example

The following Example is intended to help you compare the cost of investing in a Fund (without expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A, B or C Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
CORE International Equity				
Class A Shares	$725	$1,091	$1,481	$2,570
Class B Shares				
– Assuming complete redemption at end of period	$735	$1,024	$1,440	$2,531
– Assuming no redemption	$235	$ 724	$1,240	$2,531
Class C Shares				
– Assuming complete redemption at end of period	$335	$ 724	$1,240	$2,656
– Assuming no redemption	$235	$ 724	$1,240	$2,656
International Equity				
Class A Shares	$729	$1,103	$1,500	$2,610
Class B Shares				
– Assuming complete redemption at end of period	$739	$1,036	$1,460	$2,572
– Assuming no redemption	$239	$ 736	$1,260	$2,572
Class C Shares				
– Assuming complete redemption at end of period	$339	$ 736	$1,260	$2,696
– Assuming no redemption	$239	$ 736	$1,260	$2,696
European Equity				
Class A Shares	$793	$1,297	$1,826	$3,267
Class B Shares				
– Assuming complete redemption at end of period	$807	$1,239	$1,796	$3,239
– Assuming no redemption	$307	$ 939	$1,596	$3,239
Class C Shares				
– Assuming complete redemption at end of period	$407	$ 939	$1,596	$3,355
– Assuming no redemption	$307	$ 939	$1,596	$3,355

Fund	1 Year	3 Years	5 Years	10 Years
Japanese Equity				
Class A Shares	$854	$1,479	$2,127	$3,852
Class B Shares				
– Assuming complete redemption at end of period	$871	$1,429	$2,106	$3,832
– Assuming no redemption	$371	$1,129	$1,906	$3,832
Class C Shares				
– Assuming complete redemption at end of period	$471	$1,129	$1,906	$3,941
– Assuming no redemption	$371	$1,129	$1,906	$3,941
International Growth Opportunities				
Class A Shares	$777	$1,249	$1,746	$3,107
Class B Shares				
– Assuming complete redemption at end of period	$790	$1,189	$1,713	$3,077
– Assuming no redemption	$290	$ 889	$1,513	$3,077
Class C Shares				
– Assuming complete redemption at end of period	$390	$ 889	$1,513	$3,195
– Assuming no redemption	$290	$ 889	$1,513	$3,195
Emerging Markets Equity				
Class A Shares	$795	$1,303	$1,836	$3,286
Class B Shares				
– Assuming complete redemption at end of period	$809	$1,245	$1,806	$3,258
– Assuming no redemption	$309	$ 945	$1,606	$3,258
Class C Shares				
– Assuming complete redemption at end of period	$409	$ 945	$1,606	$3,374
– Assuming no redemption	$309	$ 945	$1,606	$3,374
Asia Growth				
Class A Shares	$852	$1,474	$2,118	$3,835
Class B Shares				
– Assuming complete redemption at end of period	$869	$1,423	$2,097	$3,814
– Assuming no redemption	$369	$1,123	$1,897	$3,814
Class C Shares				
– Assuming complete redemption at end of period	$469	$1,123	$1,897	$3,924
– Assuming no redemption	$369	$1,123	$1,897	$3,924

The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months. Class B Shares convert to Class A Shares eight years after purchase; therefore, Class A expenses are used in the hypothetical example after year eight.

Certain institutions that sell Fund shares and/or their salespersons may receive other compensation in connection with the sale and distribution of Class A, Class B and Class C Shares for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''What Should I Know When I Purchase Shares Through An Authorized Dealer?''

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	CORE International Equity
Goldman Sachs Asset Management International (''GSAMI'') Procession House 55 Ludgate Hill London, England EC4M 7JW	International Equity European Equity Japanese Equity International Growth Opportunities Emerging Markets Equity Asia Growth

GSAM and GSAMI are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSAMI, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds

- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates (as a percentage of each respective portfolio's average daily net assets) listed below:

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
CORE International Equity	0.85%	0.85%
GSAMI:		
International Equity	1.00%	1.00%
European Equity	1.00%	1.00%
Japanese Equity	1.00%	1.00%
International Growth Opportunities	1.20%	1.10%*
Emerging Markets Equity	1.20%	1.20%
Asia Growth	1.00%	1.00%

* *Effective May 1, 2002, a voluntary management fee waiver of .10% of the Fund's average daily net assets was implemented.*

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

International Equity Portfolio Management Team

- Global portfolio teams based in London, Singapore, Tokyo and New York. Local presence is a key to the Investment Adviser's fundamental research capabilities

- Team manages over $26.9 billion in international equities for retail, institutional and high net worth clients
- Focus on bottom-up stock selection as main driver of returns, though the team leverages the asset allocation, currency and risk management capabilities of GSAM

London-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Julian Abel Executive Director	Senior Portfolio Manager— European Equity	Since 1998	Mr. Abel joined the Investment Adviser as a portfolio manager in 1996.
Gabriella Antici Executive Director	Senior Portfolio Manager— Emerging Markets Equity	Since 1997	Ms. Antici joined the Investment Adviser as a portfolio manager in 1997.
Prashant Bhayani Executive Director	Senior Portfolio Manager— International Growth Opportunities	Since 2000	Mr. Bhayani joined the Investment Adviser as a portfolio manager in April 1998. From 1997 to 1998, he worked on his MBA at INSEAD in France and from 1992 to 1996, he was a portfolio and marketing analyst at Fischer Francis Trees and Watts, a specialist global fixed-income fund manager.
David Dick Managing Director	Senior Portfolio Manager— European Equity	Since 1998	Mr. Dick joined the Investment Adviser as a senior portfolio manager on the European Equity team in 1998 and became Co-Head of the UK and European portfolio management in April 2002. From 1990 to 1998, he was with Mercury Asset Management.
Mark Ferguson Executive Director	Senior Portfolio Manager— International Growth Opportunities	Since 2000	Mr. Ferguson joined the Investment Adviser as Co-Head of European Equity Research in March 1999 and became a senior portfolio manager for the International small cap equity investment team in October 2000. From October 1993 to February 1999, he was a research analyst/fund manager in the Continental Europe team at Schroder Investment Management.
Nuno Fernandes Executive Director	Senior Portfolio Manager— International Equity Emerging Markets Equity	Since 1999 1999	Mr. Fernandes joined the Investment Adviser as a research analyst on the global emerging markets equity team in April 1998. He was named a senior portfolio manager in April 1999. From 1994 to 1998, he worked for ING Barings and Smith Barney where he followed Latin American banking stocks.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Hywel George Managing Director Co-Chief Investment Officer, European Equity	Senior Portfolio Manager—European Equity	Since 2000	Mr. George joined the Investment Adviser as a senior portfolio manager and Head of UK portfolio management in 1999. He became Co-Head of UK and European portfolio management in April 2002 and Co-Chief Investment Officer of European Equity in November 2002. From 1988 to 1999, he was a UK Equity Fund manager at Mercury Asset Management.
Stuart McPherson Managing Director Co-Chief Investment Officer, European Equity	Senior Portfolio Manager—European Equity	Since 2002	Mr. McPherson joined the Investment Adviser as a UK portfolio manager in 1996 and became Co-Chief Investment Officer of European Equity in November 2002. Since 1999, he has served as Co-Head of European Equity Research.
Safa Muhtaseb Executive Director	Senior Portfolio Manager—International Equity	Since 2001	Mr. Muhtaseb joined the Investment Adviser as a portfolio manager in December 2001. From 1999 to 2001, he was a Director of International Equity Investments at Virginia Retirement System.
Susan Noble Managing Director Chief Investment Officer, London Active Equity	Senior Portfolio Manager—International Equity	Since 1997	Ms. Noble joined the Investment Adviser as a senior portfolio manager and head of the European Equity Team in October 1997.
Maria Pavlenko Executive Director	Senior Portfolio Manager—Emerging Markets Equity	Since 1998	Ms. Pavlenko joined the Investment Adviser as a research analyst for the emerging markets equities team in September 1998. She was named a portfolio manager in November 2001. From 1992 to 1996, she worked as a reporter with the Moscow bureau of The Washington Post.
Michael Stanes Executive Director	Senior Portfolio Manager—International Equity	Since 2002	Mr. Stanes joined the Investment Adviser as a portfolio manager in November 2002. From 1986 to 2001, he worked at Mercury Asset Management where he managed UK equity portfolios in London, Japanese equity portfolios in Tokyo and, most recently, US and global portfolios in the US.

New York-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Managing Director	Senior Portfolio Manager— CORE International Equity	Since 1998	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Mark M. Carhart Managing Director	Portfolio Manager— CORE International Equity	Since 1998	Mr. Carhart joined the Investment Adviser as a member of the Quantitative Research and Risk Management team in 1997. From August 1995 to September 1997, he was Assistant Professor of Finance at the Marshall School of Business at USC and a Senior Fellow of the Wharton Financial Institutions Center.
Len Ioffe Vice President	Senior Portfolio Manager— CORE International Equity	Since 2001	Mr. Ioffe joined the Investment Adviser as an associate in 1995. He became a portfolio manager in 1996.
Raymond J. Iwanowski Managing Director	Portfolio Manager— CORE International Equity	Since 1998	Mr. Iwanowski joined the Investment Adviser as an associate and portfolio manager in 1997. From 1993 to 1997, he was a Vice President and head of the Fixed Derivatives Client Research group at Salomon Brothers.
Robert C. Jones Managing Director	Senior Portfolio Manager— CORE International Equity	Since 1997	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Safa Muhtaseb Executive Director	Senior Portfolio Manager— International Equity	Since 2001	Mr. Muhtaseb joined the Investment Adviser as a portfolio manager in December 2001. From 1999 to 2001, he was a Director of International Equity Investments at Virginia Retirement System.

Singapore-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Shogo Maeda Managing Director	Senior Portfolio Manager— Japanese Equity International Equity International Growth Opportunities Asia Growth Emerging Markets Equity	Since 1994 1994 1998 2001 2001	Mr. Maeda joined the Investment Adviser as a portfolio manager in 1994. He became Chief Investment Officer for Pan-Asian Equities in 2001.
Siew-Hua Thio Vice President	Portfolio Manager— Asia Growth Emerging Markets Equity International Equity International Growth Opportunities	Since 1998 1998 1998 1998	Ms. Thio joined the Investment Adviser as a portfolio manager in 1998. From 1997 to 1998, she was Head of Research for Indosuez WI Carr in Singapore. From 1993 to 1997, she was a research analyst at the same firm.

Tokyo-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Toshiyuki Ejima Vice President	Portfolio Manager— Japanese Equity	Since 1999	Mr. Ejima joined the Investment Adviser as a portfolio manager in April 1999. Prior to that he was a portfolio manager at Dai-ichi Mutual Life from 1993 to 1999 where he managed Japanese equities.
Shigeka (Ziggy) Kouda Vice President	Portfolio Manager— Japanese Equity	Since 2001	Mr. Kouda joined the Investment Adviser as a portfolio manager in 1997.
Shogo Maeda Managing Director	Senior Portfolio Manager— Japanese Equity International Equity International Growth Opportunities Asia Growth Emerging Markets Equity	Since 1994 1994 1998 2001 2001	Mr. Maeda joined the Investment Adviser as a portfolio manager in 1994. He became Chief Investment Officer for Pan-Asian Equities in 2001.
Mikiko Sasajima Vice President	Portfolio Manager— Japanese Equity	Since 1998	Ms. Sasajima joined the Investment Adviser as a portfolio manager in April 1995. Prior to that, she worked at Lehman Brothers Japan Inc. and at Nikko Securities Investment Trust and Management as a research analyst.
Miyako Shibamoto Vice President	Portfolio Manager— Japanese Equity	Since 1998	Ms. Shibamoto joined the Investment Adviser as portfolio manager and a member of the Japanese Equity team in April 1998. From 1993 to 1998, she was a Vice President at Scudder Stevens and Clark (Japan).

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

The Funds' investments in foreign securities may be subject to foreign withholding taxes. Under certain circumstances, the Funds may elect to pass-through these taxes to you. If this election is made, a proportionate amount of such taxes will constitute a distribution to you, which would allow you either (1) to credit such proportionate amount of foreign taxes against your U.S. federal income tax liability or (2) to take such amount as an itemized deduction.

Dividends from investment company taxable income and distributions from net capital gains are declared and paid annually by each Fund.

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' shares.

HOW TO BUY SHARES

How Can I Purchase Class A, Class B And Class C Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from Goldman Sachs Trust (the ''Trust'').

In order to make an initial investment in a Fund, you must furnish to the Fund, Goldman Sachs or your Authorized Dealer the information in the Account Application attached to this Prospectus. An order will be processed upon receipt of payment.

To Open an Account:

- Complete the enclosed Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer
  - Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer
  - Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

  ***Goldman Sachs Funds c/o National Financial Data Services, Inc.* (''NFDS'')**, P.O. Box 219711, Kansas City, MO 64121-9711
  - Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds – (Name of Fund ***and*** Class of Shares)
  - NFDS will not accept checks drawn on foreign banks, third-party checks, cashier's checks, temporary checks, electronic checks, cash, money orders, travelers cheques or credit card checks
  - Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street Bank and Trust Company (''State Street'') (each Fund's custodian). Please call the Funds at 1-800-526-7384 to get detailed instructions on how to wire your money.

What Is My Minimum Investment In The Funds?

	Initial	Additional
Regular Accounts	$1,000	$50
Tax-Sheltered Retirement Plans (excluding SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	$50
SIMPLE IRAs and Education IRAs	$50	$50
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Funds offer three classes of shares through this Prospectus.

Maximum Amount You Can Buy In The Aggregate Across Funds	Class A	No limit
	Class B	$250,000
	Class C	$1,000,000
Initial Sales Charge	Class A	Applies to purchases of less than $1 million—varies by size of investment with a maximum of 5.5%
	Class B	None
	Class C	None
CDSC	Class A	1.00% on certain investments of $1 million or more ***if*** you sell within 18 months
	Class B	6 year declining CDSC with a maximum of 5%
	Class C	1% if shares are redeemed within 12 months of purchase
Conversion Feature	Class A	None
	Class B	Class B Shares convert to Class A Shares after 8 years
	Class C	None

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a social security number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict

purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.
- Modify or waive the minimum investment amounts.
- Modify the manner in which shares are offered.
- Modify the sales charge rates applicable to future purchases of shares.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is the Fund's next determined NAV and share class. Each class calculates its NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each share class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form, plus any applicable sales charge.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form, less any applicable CDSC.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-526-7384.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS A SHARES

What Is The Offering Price Of Class A Shares?

The offering price of Class A Shares of each Fund is the next determined NAV per share plus an initial sales charge paid to Goldman Sachs at the time of purchase of shares. The sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share. The current sales charges and commissions paid to Authorized Dealers are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $50,000	5.50%	5.82%	5.00%
$50,000 up to (but less than) $100,000	4.75	4.99	4.00
$100,000 up to (but less than) $250,000	3.75	3.90	3.00
$250,000 up to (but less than) $500,000	2.75	2.83	2.25
$500,000 up to (but less than) $1 million	2.00	2.04	1.75
$1 million or more	0.00**	0.00**	***

* *Dealer's allowance may be changed periodically. During special promotions, the entire sales charge may be allowed to Authorized Dealers. Authorized Dealers to whom substantially the entire sales charge is allowed may be deemed to be ''underwriters'' under the Securities Act of 1933.*

** *No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1% may be imposed in the event of certain redemptions within 18 months of purchase.*

*** *The Distributor may pay a one-time commission to Authorized Dealers who initiate or are responsible for purchases of $1 million or more of shares of the Funds equal to 1.00% of the amount under $3 million,*

0.50% of the next $2 million, and 0.25% thereafter. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in accordance with the foregoing schedule to Authorized Dealers who initiate or are responsible for purchases of $500,000 or more by certain Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations investing in the Funds which satisfy the criteria set forth below in ''When Are Class A Shares Not Subject To A Sales Load?'' or $1 million or more by certain ''wrap'' accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are redeemed within 18 months after the end of the calendar month in which such purchase was made, a CDSC of 1% may be imposed upon the plan, the plan sponsor or the third-party administrator. In addition, Authorized Dealers will remit to the Distributor such payments received in connection with ''wrap'' accounts in the event that shares are redeemed within 18 months after the end of the calendar month in which the purchase was made.

What Else Do I Need To Know About Class A Shares' CDSC?

Purchases of $1 million or more of Class A Shares will be made at NAV with no initial sales charge. However, if you redeem shares within 18 months after the end of the calendar month in which the purchase was made, excluding any period of time in which the shares were exchanged into and remained invested in an equivalent class of an ILA Portfolio, a CDSC of 1% may be imposed. The CDSC may not be imposed if your Authorized Dealer enters into an agreement with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on redemptions in certain circumstances. See ''In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?'' below.

When Are Class A Shares Not Subject To A Sales Load?

Class A Shares of the Funds may be sold at NAV without payment of any sales charge to the following individuals and entities:

- Goldman Sachs, its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of these individuals;
- Qualified retirement plans of Goldman Sachs;
- Trustees or directors of investment companies for which Goldman Sachs or an affiliate acts as sponsor;
- Any employee or registered representative of any Authorized Dealer or their respective spouses, children and parents;
- Banks, trust companies or other types of depository institutions investing for their own account or investing for discretionary or non-discretionary accounts;
- Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of a Fund;
- Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by

one or more employers (including governmental or church employers) or employee organizations (''Retirement Plans'') that:

  - Buy shares of Goldman Sachs Funds worth $500,000 or more; or
  - Have 100 or more eligible employees at the time of purchase; or
  - Certify that they expect to have annual plan purchases of shares of Goldman Sachs Funds of $200,000 or more; or
  - Are provided administrative services by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plans; or
  - Have at the time of purchase aggregate assets of at least $2,000,000;
- ''Wrap'' accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement with GSAM specifying aggregate minimums and certain operating policies and standards;
- Registered investment advisers investing for accounts for which they receive asset-based fees;
- Accounts over which GSAM or its advisory affiliates have investment discretion;
- Shareholders receiving distributions from a qualified retirement plan invested in the Goldman Sachs Funds and reinvesting such proceeds in a Goldman Sachs IRA;
- Shareholders who roll over distributions from any tax-qualified retirement plan or tax-sheltered annuity to an IRA which invests in the Goldman Sachs Funds if the tax-qualified retirement plan or tax-sheltered annuity receives administrative services provided by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plan or annuity; or
- Investors who qualify under other exemptions that are stated from time to time in the Additional Statement.

You must certify eligibility for any of the above exemptions on your Account Application and notify the Fund if you no longer are eligible for the exemption. The Fund will grant you an exemption subject to confirmation of your entitlement. You may be charged a fee if you effect your transactions through a broker or agent.

How Can The Sales Charge On Class A Shares Be Reduced?

- ***Right of Accumulation:*** When buying Class A Shares in Goldman Sachs Funds, your current aggregate investment determines the initial sales load you pay. You may qualify for reduced sales charges when the current market value of holdings (shares at current offering price), plus new purchases, reaches $50,000 or more. Class A Shares of any of the Goldman Sachs Funds may be combined under the Right of Accumulation. To qualify for a reduced sales load, you or your

Authorized Dealer must notify the Funds' Transfer Agent at the time of investment that a quantity discount is applicable. Use of this service is subject to a check of appropriate records. The Additional Statement has more information about the Right of Accumulation.

- ***Statement of Intention:*** You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest in the aggregate $50,000 or more (not counting reinvestments of dividends and distributions) within a period of 13 months in Class A Shares of one or more of the Goldman Sachs Funds. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge. By signing the Statement of Intention, you authorize the Transfer Agent to escrow and redeem Class A Shares in your account to pay this additional charge. The Additional Statement has more information about the Statement of Intention, which you should read carefully.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS B SHARES

What Is The Offering Price Of Class B Shares?

You may purchase Class B Shares of the Funds at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years of purchase will be subject to a CDSC at the rates shown in the table below based on how long you held your shares.

The CDSC schedule is as follows:

Year Since Purchase	CDSC as a Percentage of Dollar Amount Subject to CDSC
First	5%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and thereafter	None

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 4% of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of a Fund will automatically convert into Class A Shares of the same Fund at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of a Fund by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Class A Shares of such Fund based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Class A Shares will not occur at any time the Funds are advised that such conversions may constitute taxable events for federal tax purposes, which the Funds believe is unlikely. If conversions do not occur as a result of possible taxability, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Funds at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds; provided that in connection with purchases by Retirement Plans, where Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third-party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is normally paid by the Distributor to Authorized Dealers.

COMMON QUESTIONS APPLICABLE TO THE PURCHASE OF CLASS A, B AND C SHARES

What Else Do I Need To Know About The CDSC On Class A, B Or C Shares?

- The CDSC is based on the lesser of the NAV of the shares at the time of redemption or the original offering price (which is the original NAV).
  - No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
  - No CDSC is charged on the per share appreciation of your account over the initial purchase price.
  - When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.
- To keep your CDSC as low as possible, each time you place a request to sell shares, the Funds will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?

The CDSC on Class A, Class B and Class C Shares that are subject to a CDSC may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from Retirement Plans;
- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ''Code'')) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ''substantially equal periodic payments'' as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;
- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Class A, B and C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Funds reserve the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares and 10% of the value of your Class A Shares.

How Do I Decide Whether To Buy Class A, B Or C Shares?

The decision as to which Class to purchase depends on the amount you invest, the intended length of the investment and your personal situation.

- ***Class A Shares.*** If you are making an investment of $50,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A Shares.
- ***Class B Shares.*** If you plan to hold your investment for at least six years and would prefer not to pay an initial sales charge, you might consider purchasing Class B Shares. By not paying a front-end sales charge, your entire investment in Class B Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class B Shares will cause your Class B Shares (until conversion to Class A Shares) to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares. A maximum purchase limitation of $250,000 in the aggregate normally applies to Class B Shares. Individual purchases exceeding $250,000 will be rejected.
- ***Class C Shares.*** If you are unsure of the length of your investment or plan to hold your investment for less than six years and would prefer not to pay an initial sales charge, you may prefer Class C Shares. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares (or Class B Shares after conversion to Class A Shares).

  Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the automatic eight year conversion feature applicable to Class B Shares and your investment may pay higher distribution fees indefinitely.

  A maximum purchase limitation of $1,000,000 in the aggregate normally applies to purchases of Class C Shares. Individual purchases exceeding $1,000,000 will be rejected.

Note: Authorized Dealers may receive different compensation for selling Class A, Class B or Class C Shares.

In addition to Class A, Class B and Class C Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

HOW TO SELL SHARES

How Can I Sell Class A, Class B And Class C Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Each Fund will redeem its shares upon request on any business day at the NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Obtain a signature guarantee (see details below) ■ Mail your request to: Goldman Sachs Funds c/o NFDS P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery: Goldman Sachs Funds c/o NFDS 330 West 9th Street Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares within any 7 calendar day period ■ Proceeds which are sent directly to a Goldman Sachs brokerage account are not subject to the $50,000 limit

When Do I Need A Signature Guarantee To Redeem Shares?

A signature guarantee is required if:

- You are requesting in writing to redeem shares in an amount over $50,000;
- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change the bank designated on your Account Application.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption instructions from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and NFDS each employ reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated in the Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account) and exchanges of shares normally will be made only to an identically registered account.
- Telephone redemptions will not be accepted during the 30-day period following any change in your address of record.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- A transaction fee of $7.50 may be charged for payments of redemption proceeds by domestic wire. Your bank may also charge wiring fees. You should contact your bank directly to learn whether it charges such fees.
- To change the bank designated on your Account Application, you must send written instructions (with your signature guaranteed) to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any Authorized Dealer assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

The Trust reserves the right to:

- Redeem your shares if your account balance is less than $50 as a result of a redemption. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Funds will give you 60 days’ prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.

- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interests of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional shares of the same class of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?

You may redeem shares of a Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share) at NAV. To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and you must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

- Class A or B Shares—Class A Shares of the same Fund or another Goldman Sachs Fund
- Class C Shares—Class C Shares of the same Fund or another Goldman Sachs Fund
- You should obtain and read the applicable prospectuses before investing in any other Funds.
- If you pay a CDSC upon redemption of Class A or Class C Shares and then reinvest in Class A or Class C Shares as described above, your account will be credited with the amount of the CDSC you paid. The reinvested shares will, however, continue to be subject to a CDSC. The holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares for purposes of computing the CDSC payable upon a subsequent redemption. For Class B Shares, you may reinvest the redemption proceeds in Class A Shares at NAV but the amount of the CDSC paid upon redemption of the Class B Shares will not be credited to your account.
- The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.

- You may be subject to tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Exchange My Investment From One Fund To Another?

You may exchange shares of a Fund at NAV without the imposition of an initial sales charge or CDSC at the time of exchange for shares of the same class or an equivalent class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount you want to exchange ■ Obtain a signature guarantee (see details above) ■ Mail the request to: Goldman Sachs Funds c/o NFDS P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery - Goldman Sachs Funds c/o NFDS 330 West 9th St. Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- Currently, there is no charge for exchanges, although the Funds may impose a charge in the future.
- The exchanged shares may later be exchanged for shares of the same class (or an equivalent class) of the original Fund at the next determined NAV without the imposition of an initial sales charge or CDSC if the amount in the Fund resulting from such exchanges is less than the largest amount on which you have previously paid the applicable sales charge.

- When you exchange shares subject to a CDSC, no CDSC will be charged at that time. The exchanged shares will be subject to the CDSC of the shares originally held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by a subsequent exchange.
- Eligible investors may exchange certain classes of shares for another class of shares of the same Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384 and see the Additional Statement.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and NFDS may use reasonable procedures described under ''What Do I Need to Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account. Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and accompanied by a signature guarantee.
- Exchanges into Funds that are closed to new investors may be restricted.
- A signature guarantee may be required (see details above).

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

SHAREHOLDER SERVICES

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs and your Authorized Dealer, or you may check the appropriate box on the Account Application.

Can My Dividends And Distributions From A Fund Be Invested In Other Funds?

You may elect to cross-reinvest dividends and capital gain distributions paid by a Fund in shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge or CDSC will be imposed.
- You may elect cross-reinvestment into an identically registered account or an account registered in a different name or with a different address, social security number or taxpayer identification number provided that the account has been properly established, appropriate signature guarantees obtained and the minimum initial investment has been satisfied.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge is imposed.
- Shares subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
- Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
- Minimum dollar amount: $50 per month.

What Else Should I Know About Cross-Reinvestments And Automatic Exchanges?

Cross-reinvestments and automatic exchanges are subject to the following conditions:

- You must hold $5,000 or more in the Fund which is paying the dividend or from which the exchange is being made.
- You must invest an amount in the Fund into which cross-reinvestments or automatic exchanges are being made that is equal to that Fund's minimum initial investment or continue to cross-reinvest or to make automatic exchanges until such minimum initial investment is met.
- You should obtain and read the prospectus of the Fund into which dividends are invested or automatic exchanges are made.

Can I Have Automatic Withdrawals Made On A Regular Basis?

You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.

- It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class A, Class B or Class C Shares because of the sales charge imposed on your purchases of Class A Shares or the imposition of a CDSC on your redemptions of Class A, Class B or Class C Shares.
- You must have a minimum balance of $5,000 in a Fund.
- Checks are mailed the next business day after your selected systematic withdrawal date.
- Each systematic withdrawal is a redemption and therefore a taxable transaction.
- The CDSC applicable to Class A, Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Types of Reports Will I Be Sent Regarding My Investment?

You will be provided with a printed confirmation of each transaction in your account and an individual quarterly account statement. A year-to-date statement for your account will be provided upon request made to Goldman Sachs. If your account is held in ''street name'' you may receive your statements and confirmations on a different schedule.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting Goldman Sachs Funds by phone at 1-800-526-7384 or by mail at Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372. The Funds will begin sending individual copies to you within 30 days after receipt of your revocation.

The Funds do not generally provide sub-accounting services.

What Should I Know When I Purchase Shares Through An Authorized Dealer?

Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of a Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

- A Fund will be deemed to have received an order that is in proper form when the order is accepted by an Authorized Dealer or intermediary on a business day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.
- Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Funds within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to selected Authorized Dealers and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Class A, B and C Shares?

The Trust has adopted distribution and service plans (each a ''Plan'') under which Class A, Class B and Class C Shares bear distribution and service fees paid to Authorized Dealers and Goldman Sachs. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from these arrangements. Goldman Sachs generally pays the distribution and service fees on a quarterly basis.

Under the Plans, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75%, respectively, of a Fund's average daily net assets attributed to Class A, Class B and Class C Shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Investment Company Act of 1940, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Authorized Dealers;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class A, Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of each Fund's average daily net assets attributed to Class A (applicable to Goldman Sachs International Equity Funds), Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Funds. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

The Trust does not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm a Fund's performance and negatively impact long-term shareholders. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange privileges from any investor. Currently, the Trust (or Goldman Sachs) may reject requests to exchange Fund shares if in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs) has been or may be disruptive to a Fund. Beginning February 19, 2003, once a shareholder acquires Fund shares through an exchange, in order for those particular shares to be eligible for another exchange, the shares must have been registered in the shareholder's name for at least 15 calendar days. The Trust and Goldman Sachs will reject a request to exchange shares that have been registered for a shorter period. In addition, the Trust (or Goldman Sachs) may reject requests to exchange Fund shares whether or not they have been registered in the shareholder's name for 15 calendar days or longer and regardless of whether those shares were acquired in a purchase or exchange, if in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs) has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. The restrictions stated in this paragraph do not affect the right of a shareholder to sell (redeem) Fund shares at any time and receive the redemption proceeds as described above.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2002 and 2003, this withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to

investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund

may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There

may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are

quoted in U.S. dollars. Similarly, EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may

not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an

example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. The Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and

may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objectives and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk

characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are

not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may

also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options

entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net asset. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment

pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33$^{1}/_{3}$% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares^{SM}, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate

share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares℠.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher

or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a

third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ''credit enhancement.'' However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-backed securities also include stripped mortgage-backed securities (''SMBS''), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Funds' financial statements, is included in the Funds' annual reports (available upon request). The information for all periods prior to the period ended August 31, 2000, has been audited by the Funds' previous independent accountants.

CORE INTERNATIONAL EQUITY FUND

		Income (loss) from investment operations	
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)
For the Years Ended August 31,			
2002 - Class A Shares	$ 8.38	$ 0.03[c]	$(1.06)
2002 - Class B Shares	8.29	(0.01)[c]	(1.04)
2002 - Class C Shares	8.30	(0.01)[c]	(1.04)
2002 - Institutional Shares	8.50	0.08[c]	(1.07)
2002 - Service Shares	8.41	0.05[c]	(1.07)
2001 - Class A Shares	11.32[c]	—[c]	(2.35)
2001 - Class B Shares	11.22	(0.04)[c]	(2.34)
2001 - Class C Shares	11.23	(0.04)[c]	(2.34)
2001 - Institutional Shares	11.48	0.07[c]	(2.39)
2001 - Service Shares	11.36	0.02[c]	(2.36)
2000 - Class A Shares	10.87	0.02[c]	0.74
2000 - Class B Shares	10.81	(0.04)[c]	0.73
2000 - Class C Shares	10.82	(0.03)[c]	0.72
2000 - Institutional Shares	11.00	0.09[c]	0.75
2000 - Service Shares	10.93	0.05[c]	0.73
For the Seven-month Period Ended August 31,			
1999 - Class A Shares	9.98	0.05	0.84
1999 - Class B Shares	9.95	0.01	0.85
1999 - Class C Shares	9.96	0.01	0.85
1999 - Institutional Shares	10.06	0.09	0.85
1999 - Service Shares	10.02	0.01	0.90
For the Year Ended January 31,			
1999 - Class A Shares	9.22	(0.01)	0.79
1999 - Class B Shares	9.21	—	0.74
1999 - Class C Shares	9.22	—	0.74
1999 - Institutional Shares	9.24	0.05	0.80
1999 - Service Shares	9.23	—	0.81
For the Period Ended January 31,			
1998 - Class A Shares (commenced August 15, 1997)	10.00	—	(0.78)
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.02)	(0.77)
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	(0.76)
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.02	(0.76)
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	(0.78)

See page 119 for all footnotes.

Total from investment operations	Distributions to shareholders: From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(1.03)	$ —	$ —	$ —	$ 7.35	(12.29)%	$ 72,405	1.67%
(1.05)	—	—	—	7.24	(12.67)	6,434	2.17
(1.05)	—	—	—	7.25	(12.65)	3,963	2.17
(0.99)	(0.02)	—	(0.02)	7.49	(11.68)	188,858	1.02
(1.02)	—	—	—	7.39	(12.13)	18	1.52
(2.35)	(0.04)	(0.55)	(0.59)	8.38	(21.50)	108,955	1.66
(2.38)	—	(0.55)	(0.55)	8.29	(21.93)	8,575	2.16
(2.38)	—	(0.55)	(0.55)	8.30	(21.91)	5,114	2.16
(2.32)	(0.11)	(0.55)	(0.66)	8.50	(21.02)	291,596	1.01
(2.34)	(0.06)	(0.55)	(0.61)	8.41	(21.37)	21	1.51
0.76	(0.05)	(0.26)	(0.31)	11.32	6.92	147,409	1.66
0.69	(0.02)	(0.26)	(0.28)	11.22	6.36	12,032	2.16
0.69	(0.02)	(0.26)	(0.28)	11.23	6.34	6,887	2.16
0.84	(0.10)	(0.26)	(0.36)	11.48	7.62	308,074	1.01
0.78	(0.09)	(0.26)	(0.35)	11.36	7.05	27	1.51
0.89	—	—	—	10.87	8.92	114,502	1.66[b]
0.86	—	—	—	10.81	8.64	9,171	2.16[b]
0.86	—	—	—	10.82	8.63	4,913	2.16[b]
0.94	—	—	—	11.00	9.34	271,212	1.01[b]
0.91	—	—	—	10.93	9.08	8	1.51[b]
0.78	(0.02)	—	(0.02)	9.98	8.37	110,338	1.63
0.74	—	—	—	9.95	8.03	7,401	2.08
0.74	—	—	—	9.96	8.03	3,742	2.08
0.85	(0.03)	—	(0.03)	10.06	9.20	280,731	1.01
0.81	(0.02)	—	(0.02)	10.02	8.74	22	1.50
(0.78)	—	—	—	9.22	(7.66)	7,087	1.50[b]
(0.79)	—	—	—	9.21	(7.90)	2,721	2.00[b]
(0.78)	—	—	—	9.22	(7.80)	1,608	2.00[b]
(0.74)	(0.02)	—	(0.02)	9.24	(7.45)	17,719	1.00[b]
(0.77)	—	—	—	9.23	(7.70)	1	1.50[b]

CORE INTERNATIONAL EQUITY FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
For the Years Ended August 31,				
2002 - Class A Shares	0.38%	1.82%	0.23%	115%
2002 - Class B Shares	(0.07)	2.32	(0.22)	115
2002 - Class C Shares	(0.07)	2.32	(0.22)	115
2002 - Institutional Shares	1.02	1.17	0.87	115
2002 - Service Shares	0.60	1.67	0.45	115
2001 - Class A Shares	0.00	1.77	(0.11)	93
2001 - Class B Shares	(0.47)	2.27	(0.58)	93
2001 - Class C Shares	(0.44)	2.27	(0.55)	93
2001 - Institutional Shares	0.70	1.12	0.59	93
2001 - Service Shares	0.21	1.62	0.10	93
2000 - Class A Shares	0.14	1.75	0.05	92
2000 - Class B Shares	(0.36)	2.25	(0.45)	92
2000 - Class C Shares	(0.34)	2.25	(0.43)	92
2000 - Institutional Shares	0.78	1.10	0.69	92
2000 - Service Shares	0.33	1.60	0.24	92
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	0.78[b]	1.76[b]	0.68[b]	65
1999 - Class B Shares	0.26[b]	2.26[b]	0.16[b]	65
1999 - Class C Shares	0.23[b]	2.26[b]	0.13[b]	65
1999 - Institutional Shares	1.43[b]	1.11[b]	1.33[b]	65
1999 - Service Shares	0.07[b]	1.61[b]	(0.03)[b]	65
For the Year Ended January 31,				
1999 - Class A Shares	(0.11)	1.94	(0.42)	195
1999 - Class B Shares	(0.03)	2.39	(0.34)	195
1999 - Class C Shares	(0.04)	2.39	(0.35)	195
1999 - Institutional Shares	0.84	1.32	0.53	195
1999 - Service Shares	0.02	1.81	(0.29)	195
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	(0.27)[b]	4.87[b]	(3.90)[b]	25
1998 - Class B Shares (commenced August 15, 1997)	(0.72)[b]	5.12[b]	(3.84)[b]	25
1998 - Class C Shares (commenced August 15, 1997)	(0.73)[b]	5.12[b]	(3.85)[b]	25
1998 - Institutional Shares (commenced August 15, 1997)	0.59[b]	4.12[b]	(2.53)[b]	25
1998 - Service Shares (commenced August 15, 1997)	0.26[b]	4.62[b]	(2.86)[b]	25

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$15.64	$ —[c]	$(2.61)	$(2.61)
2002 - Class B Shares	15.23	(0.06)[c]	(2.56)	(2.62)
2002 - Class C Shares	15.05	(0.06)[c]	(2.53)	(2.59)
2002 - Institutional Shares	16.09	0.13[c]	(2.72)	(2.59)
2002 - Service Shares	15.71	0.04[c]	(2.64)	(2.60)
2001 - Class A Shares	23.59	(0.02)[c]	(5.80)	(5.82)
2001 - Class B Shares	23.14	(0.12)[c]	(5.66)	(5.78)
2001 - Class C Shares	22.89	(0.11)[c]	(5.60)	(5.71)
2001 - Institutional Shares	24.06	0.11[c]	(5.95)	(5.84)
2001 - Service Shares	23.65	0.02[c]	(5.83)	(5.81)
2000 - Class A Shares	23.12	(0.03)[c]	3.41	3.38
2000 - Class B Shares	22.73	(0.16)[c]	3.38	3.22
2000 - Class C Shares	22.54	(0.14)[c]	3.35	3.21
2000 - Institutional Shares	23.49	0.14[c]	3.46	3.60
2000 - Service Shares	23.14	(0.01)[c]	3.45	3.44
For the Seven Months Ended August 31,				
1999 - Class A Shares	21.92	0.04	1.16	1.20
1999 - Class B Shares	21.63	(0.02)	1.12	1.10
1999 - Class C Shares	21.45	(0.03)	1.12	1.09
1999 - Institutional Shares	22.20	0.12[c]	1.17[c]	1.29
1999 - Service Shares	21.93	0.06	1.15	1.21
For the Years Ended January 31,				
1999 - Class A Shares	19.85	(0.06)	3.24	3.18
1999 - Class B Shares	19.70	(0.17)	3.21	3.04
1999 - Class C Shares	19.56	(0.15)	3.15	3.00
1999 - Institutional Shares	19.97	0.03	3.31	3.34
1999 - Service Shares	19.84	(0.04)	3.24	3.20
1998 - Class A Shares	19.32	0.03	2.04	2.07
1998 - Class B Shares	19.24	(0.08)	2.02	1.94
1998 - Class C Shares (commenced August 15, 1997)	22.60	(0.04)	(1.38)	(1.42)
1998 - Institutional Shares	19.40	0.10	2.11	2.21
1998 - Service Shares	19.34	0.02	2.06	2.08

See page 119 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.06)	$ —	$ —	$(0.06)	$12.97	(16.76)%	$ 503,843	1.80%
—	—	—	—	12.61	(17.20)	32,317	2.30
—	—	—	—	12.46	(17.21)	13,832	2.30
(0.18)	—	—	(0.18)	13.32	(16.22)	409,736	1.15
(0.11)	—	—	(0.11)	13.00	(16.63)	5,122	1.65
—	—	(2.13)	(2.13)	15.64	(26.49)	1,068,155	1.79
—	—	(2.13)	(2.13)	15.23	(26.86)	49,019	2.29
—	—	(2.13)	(2.13)	15.05	(26.85)	17,665	2.29
—	—	(2.13)	(2.13)	16.09	(26.03)	292,298	1.14
—	—	(2.13)	(2.13)	15.71	(26.41)	5,621	1.64
(0.10)	(0.24)	(2.57)	(2.91)	23.59	14.68	1,343,869	1.79
(0.07)	(0.17)	(2.57)	(2.81)	23.14	14.20	80,274	2.29
(0.09)	(0.20)	(2.57)	(2.86)	22.89	14.28	22,031	2.29
(0.14)	(0.32)	(2.57)	(3.03)	24.06	15.45	325,161	1.14
(0.11)	(0.25)	(2.57)	(2.93)	23.65	15.00	3,789	1.64
—	—	—	—	23.12	5.47	943,473	1.79[b]
—	—	—	—	22.73	5.09	68,691	2.29[b]
—	—	—	—	22.54	5.08	11,241	2.29[b]
—	—	—	—	23.49	5.81	180,564	1.14[b]
—	—	—	—	23.14	5.52	3,852	1.64[b]
—	—	(1.11)	(1.11)	21.92	16.39	947,973	1.73
—	—	(1.11)	(1.11)	21.63	15.80	69,231	2.24
—	—	(1.11)	(1.11)	21.45	15.70	11,619	2.24
—	—	(1.11)	(1.11)	22.20	17.09	111,315	1.13
—	—	(1.11)	(1.11)	21.93	16.49	3,568	1.63
—	(0.30)	(1.24)	(1.54)	19.85	11.12	697,590	1.67
—	(0.25)	(1.23)	(1.48)	19.70	10.51	55,324	2.20
—	(0.38)	(1.24)	(1.62)	19.56	(5.92)	3,369	2.27[b]
(0.07)	(0.33)	(1.24)	(1.64)	19.97	11.82	56,263	1.08
—	(0.35)	(1.23)	(1.58)	19.84	11.25	3,035	1.55

INTERNATIONAL EQUITY FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.01%	1.86%	(0.05)%	118%
2002 - Class B Shares	(0.43)	2.36	(0.49)	118
2002 - Class C Shares	(0.40)	2.36	(0.46)	118
2002 - Institutional Shares	0.90	1.21	0.84	118
2002 - Service Shares	0.25	1.71	0.19	118
2001 - Class A Shares	(0.10)	1.83	(0.14)	63
2001 - Class B Shares	(0.64)	2.33	(0.68)	63
2001 - Class C Shares	(0.62)	2.33	(0.66)	63
2001 - Institutional Shares	0.57	1.18	0.53	63
2001 - Service Shares	0.12	1.68	0.08	63
2000 - Class A Shares	(0.12)	1.84	(0.17)	80
2000 - Class B Shares	(0.65)	2.34	(0.70)	80
2000 - Class C Shares	(0.59)	2.34	(0.64)	80
2000 - Institutional Shares	0.54	1.19	0.49	80
2000 - Service Shares	(0.02)	1.69	(0.07)	80
For the Seven Months Ended August 31,				
1999 - Class A Shares	0.31[b]	1.84[b]	0.26[b]	61
1999 - Class B Shares	(0.19)[b]	2.34[b]	(0.24)[b]	61
1999 - Class C Shares	(0.26)[b]	2.34[b]	(0.31)[b]	61
1999 - Institutional Shares	0.89[b]	1.19[b]	0.84[b]	61
1999 - Service Shares	0.47[b]	1.69[b]	0.42[b]	61
For the Years Ended January 31,				
1999 - Class A Shares	(0.28)	1.82	(0.37)	114
1999 - Class B Shares	(0.79)	2.32	(0.87)	114
1999 - Class C Shares	(0.98)	2.32	(1.06)	114
1999 - Institutional Shares	0.23	1.21	0.15	114
1999 - Service Shares	(0.18)	1.71	(0.26)	114
1998 - Class A Shares	(0.27)	1.80	(0.40)	41
1998 - Class B Shares	(0.90)	2.30	(1.00)	41
1998 - Class C Shares (commenced August 15, 1997)	(1.43)[b]	2.37[b]	(1.53)[b]	41
1998 - Institutional Shares	0.30	1.18	0.20	41
1998 - Service Shares	(0.36)	1.65	(0.46)	41

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations	
		Net investment income (loss)	Net realized and unrealized gain (loss)
For the Years Ended August 31,			
2002 - Class A Shares	$ 9.31	$ 0.01[c]	$(1.40)
2002 - Class B Shares	9.17	(0.02)[c]	(1.39)
2002 - Class C Shares	9.18	(0.01)[c]	(1.41)
2002 - Institutional Shares	9.46	0.07[c]	(1.45)
2002 - Service Shares	9.38	0.06[c]	(1.46)
2001 - Class A Shares	13.82	(0.02)[c]	(2.93)
2001 - Class B Shares	13.69	(0.07)[c]	(2.89)
2001 - Class C Shares	13.72	(0.07)[c]	(2.91)
2001 - Institutional Shares	14.00	0.08[c]	(3.00)
2001 - Service Shares	13.86	0.02[c]	(2.94)
2000 - Class A Shares	11.75	—[c]	2.78
2000 - Class B Shares	11.71	(0.04)[c]	2.73
2000 - Class C Shares	11.72	(0.04)[c]	2.75
2000 - Institutional Shares	11.82	0.10[c]	2.79
2000 - Service Shares	11.76	0.01[c]	2.80
For the Seven Months Ended August 31,			
1999 - Class A Shares	12.20	0.05	(0.50)
1999 - Class B Shares	12.19	0.03	(0.51)
1999 - Class C Shares	12.20	0.04	(0.52)
1999 - Institutional Shares	12.23	0.18	(0.59)
1999 - Service Shares	12.20	0.08	(0.52)
For the Period Ended January 31,			
1999 - Class A Shares (commenced October 1, 1998)	10.00	(0.03)	2.23
1999 - Class B Shares (commenced October 1, 1998)	10.00	(0.02)	2.21
1999 - Class C Shares (commenced October 1, 1998)	10.00	(0.01)	2.21
1999 - Institutional Shares (commenced October 1, 1998)	10.00	(0.01)	2.24
1999 - Service Shares (commenced October 1, 1998)	10.00	(0.03)	2.23

See page 119 for all footnotes.

Total from investment operations	Distributions to shareholders: In excess of investment income	Distributions to shareholders: From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(1.39)	$ —	$(0.28)	$(0.28)	$ 7.64	(15.31)%	$ 37,017	1.81%
(1.41)	—	(0.28)	(0.28)	7.48	(15.88)	1,737	2.31
(1.42)	—	(0.28)	(0.28)	7.48	(15.86)	629	2.31
(1.38)	—	(0.28)	(0.28)	7.80	(14.95)	5,238	1.16
(1.40)	—	(0.28)	(0.28)	7.70	(15.29)	2	1.66
(2.95)	—	(1.56)	(1.56)	9.31	(23.47)	90,347	1.79
(2.96)	—	(1.56)	(1.56)	9.17	(23.80)	2,727	2.29
(2.98)	—	(1.56)	(1.56)	9.18	(23.89)	1,195	2.29
(2.92)	(0.06)	(1.56)	(1.62)	9.46	(22.94)	10,713	1.14
(2.92)	—	(1.56)	(1.56)	9.38	(23.16)	2	1.64
2.78	—	(0.71)	(0.71)	13.82	24.04	139,966	1.79
2.69	—	(0.71)	(0.71)	13.69	23.32	4,538	2.29
2.71	—	(0.71)	(0.71)	13.72	23.48	1,482	2.29
2.89	—	(0.71)	(0.71)	14.00	24.85	14,630	1.14
2.81	—	(0.71)	(0.71)	13.86	24.28	2	1.64
(0.45)	—	—	—	11.75	(3.69)	74,862	1.79[b]
(0.48)	—	—	—	11.71	(3.94)	879	2.29[b]
(0.48)	—	—	—	11.72	(3.93)	388	2.29[b]
(0.41)	—	—	—	11.82	(3.35)	5,965	1.14[b]
(0.44)	—	—	—	11.76	(3.61)	2	1.64[b]
2.20	—	—	—	12.20	22.00	61,151	1.79[b]
2.19	—	—	—	12.19	21.90	432	2.29[b]
2.20	—	—	—	12.20	22.00	587	2.29[b]
2.23	—	—	—	12.23	22.30	12,740	1.14[b]
2.20	—	—	—	12.20	22.00	2	1.64[b]

EUROPEAN EQUITY FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.16%	2.54%	(0.57)%	88%
2002 - Class B Shares	(0.21)	3.04	(0.94)	88
2002 - Class C Shares	(0.17)	3.04	(0.90)	88
2002 - Institutional Shares	0.82	1.89	0.09	88
2002 - Service Shares	0.64	2.39	(0.09)	88
2001 - Class A Shares	(0.16)	2.17	(0.54)	110
2001 - Class B Shares	(0.63)	2.67	(1.01)	110
2001 - Class C Shares	(0.64)	2.67	(1.02)	110
2001 - Institutional Shares	0.71	1.52	0.33	110
2001 - Service Shares	0.14	2.02	(0.24)	110
2000 - Class A Shares	0.02	2.17	(0.36)	98
2000 - Class B Shares	(0.27)	2.67	(0.65)	98
2000 - Class C Shares	(0.26)	2.67	(0.64)	98
2000 - Institutional Shares	0.70	1.52	0.32	98
2000 - Service Shares	0.09	2.02	(0.29)	98
For the Seven Months Ended August 31,				
1999 - Class A Shares	0.80[b]	2.29[b]	0.30[b]	55
1999 - Class B Shares	0.43[b]	2.79[b]	(0.07)[b]	55
1999 - Class C Shares	0.42[b]	2.79[b]	(0.08)[b]	55
1999 - Institutional Shares	1.53[b]	1.64[b]	1.03[b]	55
1999 - Service Shares	1.10[b]	2.14[b]	0.60[b]	55
For the Period Ended January 31,				
1999 - Class A Shares (commenced October 1, 1998)	(1.19)[b]	2.80[b]	(2.20)[b]	71
1999 - Class B Shares (commenced October 1, 1998)	(1.78)[b]	3.30[b]	(2.79)[b]	71
1999 - Class C Shares (commenced October 1, 1998)	(1.83)[b]	3.30[b]	(2.84)[b]	71
1999 - Institutional Shares (commenced October 1, 1998)	(0.33)[b]	2.15[b]	(1.34)[b]	71
1999 - Service Shares (commenced October 1, 1998)	(0.69)[b]	2.65[b]	(1.70)[b]	71

[This page intentionally left blank]

	Net asset value, beginning of period	Income from investment operations		Total from investment operations
		Net investment loss	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 8.82	$(0.09)[C]	$(0.95)	$(1.04)
2002 - Class B Shares	8.69	(0.13)[C]	(0.93)	(1.06)
2002 - Class C Shares	8.67	(0.13)[C]	(0.93)	(1.06)
2002 - Institutional Shares	9.00	(0.04)[C]	(0.98)	(1.02)
2002 - Service Shares	8.88	(0.07)[C]	(0.96)	(1.03)
2001 - Class A Shares	15.77	(0.14)[C]	(5.80)	(5.94)
2001 - Class B Shares	15.63	(0.20)[C]	(5.73)	(5.93)
2001 - Class C Shares	15.58	(0.19)[C]	(5.71)	(5.90)
2001 - Institutional Shares	15.96	(0.08)[C]	(5.87)	(5.95)
2001 - Service Shares	15.83	(0.11)[C]	(5.83)	(5.94)
2000 - Class A Shares	16.24	(0.20)[C]	1.67	1.47
2000 - Class B Shares	16.14	(0.28)[C]	1.68	1.40
2000 - Class C Shares	16.16	(0.28)[C]	1.64	1.36
2000 - Institutional Shares	16.36	(0.09)[C]	1.67	1.58
2000 - Service Shares	16.22	(0.16)[C]	1.65	1.49
For the Seven Months Ended August 31,				
1999 - Class A Shares	11.06	(0.06)	5.24	5.18
1999 - Class B Shares	11.03	(0.09)	5.20	5.11
1999 - Class C Shares	11.04	(0.08)	5.20	5.12
1999 - Institutional Shares	11.10	(0.03)	5.29	5.26
1999 - Service Shares	11.04	(0.06)	5.24	5.18
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.06)	1.12	1.06
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.08)	1.11	1.03
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.09)	1.13	1.04
1999 - Institutional Shares (commenced May 1, 1998)	10.00	(0.02)	1.13	1.11
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.05)	1.09	1.04

See page 119 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.08)	$(0.08)	$ 7.70	(11.84)%	$16,863	1.83%
—	—	(0.08)	(0.08)	7.55	(12.25)	1,807	2.33
—	—	(0.08)	(0.08)	7.53	(12.28)	2,389	2.33
—	—	(0.08)	(0.08)	7.90	(11.38)	6,480	1.18
—	—	(0.08)	(0.08)	7.77	(11.65)	1	1.68
—	—	(1.01)	(1.01)	8.82	(39.60)	19,289	1.80
—	—	(1.01)	(1.01)	8.69	(39.90)	2,281	2.30
—	—	(1.01)	(1.01)	8.67	(39.84)	2,242	2.30
—	—	(1.01)	(1.01)	9.00	(39.16)	2,285	1.15
—	—	(1.01)	(1.01)	8.88	(39.44)	2	1.65
—	(0.21)	(1.73)	(1.94)	15.77	8.47	69,741	1.74
—	(0.18)	(1.73)	(1.91)	15.63	8.12	5,783	2.24
—	(0.21)	(1.73)	(1.94)	15.58	7.82	4,248	2.24
—	(0.25)	(1.73)	(1.98)	15.96	9.14	27,768	1.09
—	(0.15)	(1.73)	(1.88)	15.83	8.65	3	1.59
—	—	—	—	16.24	46.84	34,279	1.70[b]
—	—	—	—	16.14	46.33	4,219	2.20[b]
—	—	—	—	16.16	46.41	3,584	2.20[b]
—	—	—	—	16.36	47.40	22,709	1.05[b]
—	—	—	—	16.22	46.92	3	1.55[b]
—	—	—	—	11.06	10.60	8,391	1.64[b]
—	—	—	—	11.03	10.30	1,427	2.15[b]
—	—	—	—	11.04	10.40	284	2.15[b]
(0.01)	—	—	(0.01)	11.10	11.06	11,418	1.03[b]
—	—	—	—	11.04	10.43	2	1.53[b]

JAPANESE EQUITY FUND (continued)

	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(1.11)%	3.19%	(2.47)%	98%
2002 - Class B Shares	(1.59)	3.69	(2.95)	98
2002 - Class C Shares	(1.60)	3.69	(2.96)	98
2002 - Institutional Shares	(0.45)	2.54	(1.81)	98
2002 - Service Shares	(0.88)	3.04	(2.24)	98
2001 - Class A Shares	(1.19)	2.29	(1.68)	75
2001 - Class B Shares	(1.67)	2.79	(2.16)	75
2001 - Class C Shares	(1.65)	2.79	(2.14)	75
2001 - Institutional Shares	(0.64)	1.64	(1.13)	75
2001 - Service Shares	(0.94)	2.14	(1.43)	75
2000 - Class A Shares	(1.20)	2.10	(1.56)	61
2000 - Class B Shares	(1.67)	2.60	(2.03)	61
2000 - Class C Shares	(1.66)	2.60	(2.02)	61
2000 - Institutional Shares	(0.53)	1.45	(0.89)	61
2000 - Service Shares	(0.94)	1.95	(1.30)	61
For the Seven Months Ended August 31,				
1999 - Class A Shares	(1.17)[b]	2.62[b]	(2.09)[b]	45
1999 - Class B Shares	(1.57)[b]	3.12[b]	(2.49)[b]	45
1999 - Class C Shares	(1.81)[b]	3.12[b]	(2.73)[b]	45
1999 - Institutional Shares	(0.37)[b]	1.97[b]	(1.29)[b]	45
1999 - Service Shares	(0.74)[b]	2.47[b]	(1.66)[b]	45
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	(1.20)[b]	4.18[b]	(3.74)[b]	53
1999 - Class B Shares (commenced May 1, 1998)	(1.76)[b]	4.69[b]	(4.30)[b]	53
1999 - Class C Shares (commenced May 1, 1998)	(1.69)[b]	4.69[b]	(4.23)[b]	53
1999 - Institutional Shares (commenced May 1, 1998)	(0.36)[b]	3.57[b]	(2.90)[b]	53
1999 - Service Shares (commenced May 1, 1998)	(0.68)[b]	4.07[b]	(3.22)[b]	53

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment loss	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 9.81	$(0.07)[C]	$(1.78)	$(1.85)
2002 - Class B Shares	9.66	(0.11)[C]	(1.74)	(1.85)
2002 - Class C Shares	9.66	(0.11)[C]	(1.75)	(1.86)
2002 - Institutional Shares	10.03	(0.01)[C]	(1.82)	(1.83)
2002 - Service Shares	9.85	(0.04)[C]	(1.80)	(1.84)
2001 - Class A Shares	16.12	(0.12)[C]	(5.21)	(5.33)
2001 - Class B Shares	15.98	(0.18)[C]	(5.16)	(5.34)
2001 - Class C Shares	15.97	(0.17)[C]	(5.16)	(5.33)
2001 - Institutional Shares	16.37	(0.05)[C]	(5.31)	(5.36)
2001 - Service Shares	16.16	(0.10)[C]	(5.23)	(5.33)
2000 - Class A Shares	13.24	(0.12)[C]	3.52	3.40
2000 - Class B Shares	13.19	(0.18)[C]	3.49	3.31
2000 - Class C Shares	13.19	(0.19)[C]	3.49	3.30
2000 - Institutional Shares	13.35	(0.03)[C]	3.57	3.54
2000 - Service Shares	13.24	(0.10)[C]	3.54	3.44
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	10.62	(0.03)	2.65	2.62
1999 - Class B Shares	10.61	(0.08)[C]	2.66	2.58
1999 - Class C Shares	10.61	(0.08)[C]	2.66	2.58
1999 - Institutional Shares	10.66	—	2.69	2.69
1999 - Service Shares	10.61	(0.02)	2.65	2.63
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.04)	0.66	0.62
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.10)	0.71	0.61
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.06)	0.67	0.61
1999 - Institutional Shares (commenced May 1, 1998)	10.00	—	0.67	0.67
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.02)	0.63	0.61

See page 119 for all footnotes.

Distributions to shareholders							
In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ 7.96	(18.86)%	$ 51,188	2.03%
—	—	—	7.81	(19.15)	1,171	2.53
—	—	—	7.80	(19.25)	1,377	2.53
—	—	—	8.20	(18.25)	41,175	1.38
—	—	—	8.01	(18.68)	25	1.88
—	(0.98)	(0.98)	9.81	(34.26)	161,849	2.05
—	(0.98)	(0.98)	9.66	(34.64)	1,709	2.55
—	(0.98)	(0.98)	9.66	(34.60)	1,826	2.55
—	(0.98)	(0.98)	10.03	(33.90)	82,850	1.40
—	(0.98)	(0.98)	9.85	(34.17)	8	1.90
—	(0.52)	(0.52)	16.12	26.26	327,697	2.05
—	(0.52)	(0.52)	15.98	25.66	2,827	2.55
—	(0.52)	(0.52)	15.97	25.58	3,672	2.55
—	(0.52)	(0.52)	16.37	27.12	187,075	1.40
—	(0.52)	(0.52)	16.16	26.57	3	1.90
—	—	—	13.24	24.67	69,458	2.05[b]
—	—	—	13.19	24.32	303	2.55[b]
—	—	—	13.19	24.32	419	2.55[b]
—	—	—	13.35	25.24	65,772	1.40[b]
—	—	—	13.24	24.79	2	1.90[b]
—	—	—	10.62	6.20	33,002	2.02[b]
—	—	—	10.61	6.10	213	2.51[b]
—	—	—	10.61	6.10	175	2.51[b]
(0.01)	—	(0.01)	10.66	6.67	36,992	1.40[b]
—	—	—	10.61	6.10	2	1.90[b]

		Ratios assuming no expense reductions		
	Ratio of net investment loss to average net assets	Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.77)%	2.37%	(1.11)%	56%
2002 - Class B Shares	(1.22)	2.87	(1.56)	56
2002 - Class C Shares	(1.23)	2.87	(1.57)	56
2002 - Institutional Shares	(0.12)	1.72	(0.46)	56
2002 - Service Shares	(0.49)	2.22	(0.83)	56
2001 - Class A Shares	(1.02)	2.13	(1.10)	64
2001 - Class B Shares	(1.51)	2.63	(1.59)	64
2001 - Class C Shares	(1.47)	2.63	(1.55)	64
2001 - Institutional Shares	(0.38)	1.48	(0.46)	64
2001 - Service Shares	(0.86)	1.98	(0.94)	64
2000 - Class A Shares	(0.79)	2.22	(0.96)	73
2000 - Class B Shares	(1.16)	2.72	(1.33)	73
2000 - Class C Shares	(1.23)	2.72	(1.40)	73
2000 - Institutional Shares	(0.19)	1.57	(0.36)	73
2000 - Service Shares	(0.63)	2.07	(0.80)	73
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	(0.68)[b]	2.42[b]	(1.05)[b]	59
1999 - Class B Shares	(1.16)[b]	2.92[b]	(1.53)[b]	59
1999 - Class C Shares	(1.21)[b]	2.92[b]	(1.58)[b]	59
1999 - Institutional Shares	(0.05)[b]	1.77[b]	(0.42)[b]	59
1999 - Service Shares	(0.35)[b]	2.27[b]	(0.72)[b]	59
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	(1.03)[b]	3.60[b]	(2.61)[b]	96
1999 - Class B Shares (commenced May 1, 1998)	(1.30)[b]	4.09[b]	(2.88)[b]	96
1999 - Class C Shares (commenced May 1, 1998)	(1.45)[b]	4.09[b]	(3.03)[b]	96
1999 - Institutional Shares (commenced May 1, 1998)	(0.19)[b]	2.98[b]	(1.77)[b]	96
1999 - Service Shares (commenced May 1, 1998)	(0.26)[b]	3.48[b]	(1.84)[b]	96

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$ 7.21	$(0.04)[c]	$(0.03)	$(0.07)
2002 - Class B Shares	7.09	(0.08)[c]	(0.01)	(0.09)
2002 - Class C Shares	7.11	(0.08)[c]	(0.02)	(0.10)
2002 - Institutional Shares	7.38	0.01[c]	(0.02)	(0.01)
2002 - Service Shares	7.12	(0.06)[c]	0.01	(0.05)
2001 - Class A Shares	10.83	0.01[c]	(3.27)	(3.26)
2001 - Class B Shares	10.72	(0.02)[c]	(3.25)	(3.27)
2001 - Class C Shares	10.75	(0.03)[c]	(3.25)	(3.28)
2001 - Institutional Shares	11.02	0.05[c]	(3.33)	(3.28)
2001 - Service Shares	10.63	0.08[c]	(3.23)	(3.15)
2000 - Class A Shares	9.26	(0.05)[c]	1.62	1.57
2000 - Class B Shares	9.21	(0.11)[c]	1.62	1.51
2000 - Class C Shares	9.24	(0.10)[c]	1.61	1.51
2000 - Institutional Shares	9.37	0.01[c]	1.64	1.65
2000 - Service Shares	9.05	0.01[c]	1.57	1.58
For the Seven Months Ended August 31,				
1999 - Class A Shares	7.04	(0.01)	2.23	2.22
1999 - Class B Shares	7.03	(0.03)	2.21	2.18
1999 - Class C Shares	7.05	(0.03)	2.22	2.19
1999 - Institutional Shares	7.09	0.02	2.26	2.28
1999 - Service Shares	6.87	0.01	2.17	2.18
For the Year Ended January 31,				
1999 - Class A Shares	9.69	0.04	(2.40)	(2.36)
1999 - Class B Shares	9.69	0.03	(2.41)	(2.38)
1999 - Class C Shares	9.70	0.01	(2.39)	(2.38)
1999 - Institutional Shares	9.70	0.06	(2.36)	(2.30)
1999 - Service Shares	9.69	(0.13)	(2.41)	(2.54)
For the Period Ended January 31,				
1998 - Class A Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)
1998 - Class B Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)
1998 - Class C Shares (commenced December 15, 1997)	10.00	—	(0.30)	(0.30)
1998 - Institutional Shares (commenced December 15, 1997)	10.00	0.01	(0.31)	(0.30)
1998 - Service Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)

See page 119 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ —	$ 7.14	(0.97)%	$ 22,442	2.25%
—	—	—	—	7.00	(1.27)	1,351	2.75
—	—	—	—	7.01	(1.41)	706	2.75
—	—	—	—	7.37	(0.14)	66,920	1.60
—	—	—	—	7.07	(0.70)	50	2.10
—	—	(0.36)	(0.36)	7.21	(30.55)	33,827	2.24
—	—	(0.36)	(0.36)	7.09	(30.97)	1,498	2.74
—	—	(0.36)	(0.36)	7.11	(30.98)	656	2.74
—	—	(0.36)	(0.36)	7.38	(30.20)	74,483	1.59
—	—	(0.36)	(0.36)	7.12	(30.08)	8	1.55
—	—	—	—	10.83	16.95	64,279	2.11
—	—	—	—	10.72	16.40	2,187	2.61
—	—	—	—	10.75	16.34	1,304	2.61
—	—	—	—	11.02	17.61	145,774	1.46
—	—	—	—	10.63	17.46	2	1.96
—	—	—	—	9.26	31.53	65,698	2.04[b]
—	—	—	—	9.21	31.01	972	2.54[b]
—	—	—	—	9.24	31.06	1,095	2.54[b]
—	—	—	—	9.37	32.16	108,574	1.39[b]
—	—	—	—	9.05	31.73	2	1.89[b]
(0.07)	(0.22)	—	(0.29)	7.04	(24.32)	52,704	2.09
(0.07)	(0.21)	—	(0.28)	7.03	(24.51)	459	2.59
(0.07)	(0.20)	—	(0.27)	7.05	(24.43)	273	2.59
(0.08)	(0.23)	—	(0.31)	7.09	(23.66)	90,189	1.35
(0.07)	(0.21)	—	(0.28)	6.87	(26.17)	1	1.85
—	—	—	—	9.69	(3.10)	17,681	1.90[b]
—	—	—	—	9.69	(3.10)	64	2.41[b]
—	—	—	—	9.70	(3.00)	73	2.48[b]
—	—	—	—	9.70	(3.00)	19,120	1.30[b]
—	—	—	—	9.69	(3.10)	2	2.72[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.51)%	2.56%	(0.82)%	104%
2002 - Class B Shares	(1.03)	3.06	(1.34)	104
2002 - Class C Shares	(1.04)	3.06	(1.35)	104
2002 - Institutional Shares	0.13	1.91	(0.18)	104
2002 - Service Shares	(0.93)	2.41	(1.24)	104
2001 - Class A Shares	0.11	2.49	(0.14)	139
2001 - Class B Shares	(0.29)	2.99	(0.54)	139
2001 - Class C Shares	(0.41)	2.99	(0.66)	139
2001 - Institutional Shares	0.63	1.84	0.38	139
2001 - Service Shares	0.97	2.34	0.18	139
2000 - Class A Shares	(0.49)	2.30	(0.68)	125
2000 - Class B Shares	(1.00)	2.80	(1.19)	125
2000 - Class C Shares	(0.96)	2.80	(1.15)	125
2000 - Institutional Shares	0.13	1.65	(0.06)	125
2000 - Service Shares	0.14	2.15	(0.05)	125
For the Seven Months Ended August 31,				
1999 - Class A Shares	(0.15)[b]	2.41[b]	(0.52)[b]	63
1999 - Class B Shares	(0.71)[b]	2.91[b]	(1.08)[b]	63
1999 - Class C Shares	(0.85)[b]	2.91[b]	(1.22)[b]	63
1999 - Institutional Shares	0.50[b]	1.76[b]	0.13[b]	63
1999 - Service Shares	0.12[b]	2.26[b]	(0.25)[b]	63
For the Year Ended January 31,				
1999 - Class A Shares	0.80	2.53	0.36	154
1999 - Class B Shares	0.19	3.03	(0.25)	154
1999 - Class C Shares	0.28	3.03	(0.16)	154
1999 - Institutional Shares	1.59	1.79	1.15	154
1999 - Service Shares	(1.84)	2.29	(2.28)	154
For the Period Ended January 31,				
1998 - Class A Shares (commenced December 15, 1997)	0.55[b]	5.88[b]	(3.43)[b]	3
1998 - Class B Shares (commenced December 15, 1997)	0.05[b]	6.39[b]	(3.93)[b]	3
1998 - Class C Shares (commenced December 15, 1997)	(0.27)[b]	6.46[b]	(4.25)[b]	3
1998 - Institutional Shares (commenced December 15, 1997)	0.80[b]	5.28[b]	(3.18)[b]	3
1998 - Service Shares (commenced December 15, 1997)	(0.05)[b]	6.70[b]	(4.03)[b]	3

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$ 8.07	$ 0.06[C]	$ 0.52	$ 0.58
2002 - Class B Shares	7.87	0.01[C]	0.51	0.52
2002 - Class C Shares	7.85	0.02[C]	0.50	0.52
2002 - Institutional Shares	8.32	0.12[C]	0.53	0.65
2001 - Class A Shares	11.16	0.04[C]	(3.13)	(3.09)
2001 - Class B Shares	10.91	—[C]	(3.04)	(3.04)
2001 - Class C Shares	10.88	(0.01)[C]	(3.02)	(3.03)
2001 - Institutional Shares	11.41	0.13[C]	(3.22)	(3.09)
2000 - Class A Shares	11.07	(0.05)[C]	0.14	0.09
2000 - Class B Shares	10.88	(0.11)[C]	0.14	0.03
2000 - Class C Shares	10.85	(0.11)[C]	0.14	0.03
2000 - Institutional Shares	11.24	0.01[C]	0.16	0.17
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	7.79	(0.02)	3.30	3.28
1999 - Class B Shares	7.68	(0.04)	3.24	3.20
1999 - Class C Shares	7.68	(0.04)	3.21	3.17
1999 - Institutional Shares	7.91	0.01	3.36	3.37
For the Years Ended January 31,				
1999 - Class A Shares	8.38	0.07	(0.66)	(0.59)
1999 - Class B Shares	8.31	0.01	(0.64)	(0.63)
1999 - Class C Shares	8.29	—	(0.61)	(0.61)
1999 - Institutional Shares	8.44	0.03	(0.56)	(0.53)
1998 - Class A Shares	16.31	—	(7.90)	(7.90)
1998 - Class B Shares	16.24	0.01	(7.91)	(7.90)
1998 - Class C Shares (commenced August 15, 1997)	15.73	0.01	(7.42)	(7.41)
1998 - Institutional Shares	16.33	0.10	(7.96)	(7.86)

See page 119 for all footnotes.

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ 8.65	7.18%	$ 29,635	1.87%
—	—	—	8.39	6.73	3,101	2.37
—	—	—	8.37	6.62	1,055	2.37
—	—	—	8.97	7.80	4,068	1.22
—	—	—	8.07	(27.53)	33,854	1.85
—	—	—	7.87	(27.80)	3,645	2.35
—	—	—	7.85	(27.78)	1,010	2.35
—	—	—	8.32	(26.93)	3,055	1.20
—	—	—	11.16	0.72	86,458	1.85
—	—	—	10.91	0.18	6,849	2.35
—	—	—	10.88	0.18	2,265	2.35
—	—	—	11.41	1.42	5,236	1.20
—	—	—	11.07	42.11	84,269	1.85[b]
—	—	—	10.88	41.67	7,258	2.35[b]
—	—	—	10.85	41.28	2,281	2.35[b]
—	(0.04)	(0.04)	11.24	42.61	12,363	1.20[b]
—	—	—	7.79	(7.04)	59,940	1.93
—	—	—	7.68	(7.58)	4,190	2.45
—	—	—	7.68	(7.36)	999	2.45
—	—	—	7.91	(6.28)	4,200	1.16
—	(0.03)	(0.03)	8.38	(48.49)	87,437	1.75
—	(0.03)	(0.03)	8.31	(48.70)	3,359	2.30
—	(0.03)	(0.03)	8.29	(47.17)	436	2.35[b]
(0.03)	—	(0.03)	8.44	(48.19)	874	1.11

ASIA GROWTH FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.70%	3.17%	(0.60)%	161%
2002 - Class B Shares	0.17	3.67	(1.13)	161
2002 - Class C Shares	0.23	3.67	(1.07)	161
2002 - Institutional Shares	1.35	2.52	0.05	161
2001 - Class A Shares	0.41	2.57	(0.31)	314
2001 - Class B Shares	(0.04)	3.07	(0.76)	314
2001 - Class C Shares	(0.07)	3.07	(0.79)	314
2001 - Institutional Shares	1.41	1.92	0.69	314
2000 - Class A Shares	(0.39)	2.30	(0.84)	207
2000 - Class B Shares	(0.91)	2.80	(1.36)	207
2000 - Class C Shares	(0.91)	2.80	(1.36)	207
2000 - Institutional Shares	0.12	1.65	(0.33)	207
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.38)[b]	2.27[b]	(0.80)[b]	97
1999 - Class B Shares	(0.90)[b]	2.77[b]	(1.32)[b]	97
1999 - Class C Shares	(0.89)[b]	2.77[b]	(1.31)[b]	97
1999 - Institutional Shares	(0.14)[b]	1.62[b]	(0.28)[b]	97
For the Years Ended January 31,				
1999 - Class A Shares	0.63	2.48	0.08	106
1999 - Class B Shares	0.10	2.97	(0.42)	106
1999 - Class C Shares	0.10	2.97	(0.42)	106
1999 - Institutional Shares	1.10	1.68	0.58	106
1998 - Class A Shares	0.31	1.99	0.07	105
1998 - Class B Shares	(0.29)	2.50	(0.49)	105
1998 - Class C Shares (commenced August 15, 1997)	(0.26)[b]	2.55[b]	(0.46)[b]	105
1998 - Institutional Shares	0.87	1.31	0.67	105

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

Index

International Equity Funds Prospectus (Class A, B and C Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-526-7384.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-526-7384
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database: http://www.sec.gov
Goldman Sachs: http://www.gs.com (Prospectus Only)

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset Management

525223
EQINTLPROABC

Prospectus

Institutional Shares

December 20, 2002

GOLDMAN SACHS INTERNATIONAL EQUITY FUNDS

- Goldman Sachs CORE[SM] International Equity Fund
- Goldman Sachs International Equity Fund
- Goldman Sachs European Equity Fund
- Goldman Sachs Japanese Equity Fund
- Goldman Sachs International Growth Opportunities Fund
- Goldman Sachs Emerging Markets Equity Fund
- Goldman Sachs Asia Growth Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset
Management

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the CORE International Equity Fund. Goldman Sachs Asset Management International serves as investment adviser to International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds. Goldman Sachs Asset Management and Goldman Sachs Asset Management International are each referred to in this Prospectus as the ''Investment Adviser.''

ACTIVE INTERNATIONAL STYLE FUNDS

Goldman Sachs' Active International Investment Philosophy:

Belief	How the Investment Adviser Acts on Belief
■ Equity markets are inefficient	Seeks excess return through team driven, research intensive and bottom-up stock selection.
■ Returns are variable	Seeks to capitalize on variability of market and regional returns through asset allocation decisions.
■ Corporate fundamentals ultimately drive share price	Seeks to conduct rigorous, first-hand research of business and company management.
■ A business' intrinsic value will be achieved over time	Seeks to realize value through a long-term investment horizon.
■ Portfolio risk must be carefully analyzed and monitored	Seeks to systematically monitor and manage risk through diversification, multifactor risk models and currency management.

The Investment Adviser attempts to manage risk in these Funds through disciplined portfolio construction and continual portfolio review and analysis. As a result, bottom-up stock selection, driven by fundamental research, should be a main driver of returns.

Goldman Sachs' CORE Investment Philosophy:

Goldman Sachs' quantitative style of funds—CORE—emphasizes the two building blocks of active management: **stock selection** and **portfolio construction**.

I. CORE Stock Selection

The CORE Fund uses the Goldman Sachs proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in the Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Price Momentum*** (What are medium-term price trends?)
- ***Earnings Momentum*** (Are company profit expectations growing?)
- ***Stability*** (How likely is the risk of earnings disappointment?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process combines both our quantitative and qualitative analysis.

II. CORE Portfolio Construction

Portfolio risk is monitored with the use of a sophisticated risk model, which measures the portfolio's exposure to a variety of risk factors and estimates the associated volatility. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark and by attempting to run a size and sector neutral portfolio. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given each CORE Fund benchmark. In addition, the CORE International Equity Fund utilizes proprietary quantitative models to allocate assets across countries.

Goldman Sachs CORE Funds are fully invested, broadly diversified and offer consistent overall portfolio characteristics. They may serve as good foundations on which to build a portfolio.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs CORE International Equity Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	MSCI® Europe, Australasia, Far East (''EAFE®'') Index (unhedged)
Investment Focus:	Large-cap equity investments in companies that are organized outside the United States or whose securities are primarily traded outside the United States
Investment Style:	Quantitative

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap companies that are organized outside the United States or whose securities are principally traded outside the United States.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in companies that are organized outside the United States or whose securities are principally traded outside the United States.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time, provided the Fund's assets are invested in at least three foreign countries. The Fund may invest in the securities of issuers in countries with emerging markets or economies (''emerging countries'').

The Fund seeks broad representation of large-cap issuers across major countries and sectors of the international economy. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the EAFE® Index. In addition, the Fund seeks a portfolio composed of companies with attractive valuations and stronger momentum characteristics than the EAFE® Index.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered to be cash equivalents.

Goldman Sachs International Equity Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	MSCI® EAFE® Index (unhedged)
Investment Focus:	Equity investments in companies organized outside the United States or whose securities are principally traded outside the United States
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in companies that are organized outside the United States or whose securities are principally traded outside the United States. The Fund intends to invest in companies with public stock market capitalizations that are larger than $1 billion at the time of investment.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time provided that the Fund's assets are invested in at least three foreign countries.

The Fund expects to invest a substantial portion of its assets in the securities of issuers located in the developed countries of Western Europe and in Japan. However, the Fund may also invest in the securities of issuers located in Australia, Canada, New Zealand and in emerging countries. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations.

Other. The Fund may also invest up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs European Equity Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® Europe Index (unhedged)
Investment Focus:	Equity investments in European issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in European issuers. Because of its focus, the Fund will be more susceptible to European economic, market, political and local risks than a fund that is more geographically diversified.

A European issuer is a company that either:

- Has a class of its securities whose principal securities market is in one or more European countries;
- Is organized under the laws of, or has a principal office in, a European country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more European countries; or
- Maintains 50% or more of its assets in one or more European countries.

The Fund may allocate its assets among different countries as determined by the Investment Adviser from time to time, provided that the Fund's assets are invested in at least three European countries. It is currently anticipated that a majority of the Fund's assets will be invested in the equity securities of large-cap companies located in the developed countries of Western Europe. However, the Fund may also invest, without limit, in mid-cap companies and small-cap companies, as well as companies located in emerging countries in Eastern European nations, including the states that formerly comprised the Soviet Union and Yugoslavia.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in issuers located in non-European countries including emerging countries located in Latin and South America, Africa and Asia, and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Japanese Equity Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	Tokyo Price Index (''TOPIX'') (unhedged)
Investment Focus:	Equity investments in Japanese issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in Japanese issuers. A Japanese issuer is a company that either:

- Has a class of its securities whose principal securities market is in Japan;
- Is organized under the laws of, or has a principal office in, Japan;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in Japan; or
- Maintains 50% or more of its assets in Japan.

The Fund's concentration in Japanese issuers will expose it to the risks of adverse social, political and economic events which occur in Japan or affect the Japanese markets. These risks, some of which are discussed briefly below, may adversely affect the ability of the Fund to achieve its investment objective.

Japan's economy, the second largest among developed nations, grew substantially after World War II. More recently, however, Japan's economic growth has been substantially below the level of earlier decades, and its economy has drifted between modest growth and recession. Currently, Japan has been experiencing stagnant consumer demand, higher unemployment and deflationary pressures. In response to these conditions, Japan has attempted to implement changes regarding high wages and taxes, currency valuations, structural rigidities, political reform and

the deregulation of its economy. These initiatives have, however, resulted in notable uncertainty and loss of public confidence. The current Prime Minister, shortly after taking office in April 2001, announced the outlines of a reform agenda to revitalize the economy. However, since then the credit rating of Japanese Government debt has been downgraded as concern increased regarding the slow progress in implementing effective structural economic reform.

Japan's economy is heavily dependent upon international trade, and is especially sensitive to trade barriers and disputes. In particular, Japan relies on large imports of agricultural products, raw materials and fuels. A substantial rise in world oil or commodity prices, or a fall-off in Japan's manufactured exports, could be expected to affect Japan's economy adversely. Japan's banking industry and, more generally, the Japanese economy have suffered from non-performing loans, low real estate values and lower valuations of securities holdings. Many Japanese banks have required public funds to avert insolvency.

The common stock of many Japanese companies has historically traded at high price-to-earnings ratios. Differences in accounting methods, interest rates and inflation have made it difficult to make comparisons with other companies in different countries. In 2002, as the overall market level came down primarily due to concern over the direction of Japan's macroeconomic conditions, the valuation of Japanese issuers became more comparable to issuers of other countries, especially the United States. Japan has been also well-known for its high degree of cross-holdings between banks and corporations, which has sometimes distorted the supply and demand of certain stocks. Recently, however, degree of such cross-holdings has begun to diminish.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in non-Japanese issuers and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs International Growth Opportunities Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	MSCI® EAFE® Small Cap Index (unhedged)
Investment Focus:	Small-cap foreign equity investments
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in companies:

- With public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within $100 million and $4 billion, at the time of investment; and
- That are organized outside the United States or whose securities are principally traded outside the United States.

The Fund seeks to achieve its investment objective by investing in issuers that are considered by the Investment Adviser to be strategically positioned for long-term growth.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time provided that the Fund's assets are invested in at least three foreign countries. The Fund expects to invest a substantial portion of its assets in securities of companies in the developed countries of Western Europe, Japan and Asia. However, the Fund may also invest in the securities of issuers located in Australia, Canada, New Zealand and in emerging countries. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in companies with public stock market capitalizations outside the market capitalization range stated above at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations. If the market capitalization of a company held by the Fund moves outside the range stated above, the Fund may, consistent with its investment objective, continue to hold the security.

Goldman Sachs Emerging Markets Equity Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® Emerging Markets Free Index
Investment Focus:	Equity investments in emerging country issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in emerging country issuers. The Investment Adviser may consider classifications by the World Bank, the International Finance Corporation or the United Nations and its agencies in determining whether a country is emerging or developed. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations. The Investment Adviser currently intends that the Fund's investment focus will be in the following emerging countries as well as any other emerging country to the extent that foreign investors are permitted by applicable law to make such investments:

- Argentina
- Botswana
- Brazil
- Chile
- China
- Colombia
- Czech Republic
- Egypt
- Greece
- Hong Kong
- Hungary
- India
- Indonesia
- Israel
- Jordan
- Kenya
- Malaysia
- Mexico
- Morocco
- Pakistan
- Peru
- Philippines
- Poland
- Russia
- Singapore
- South Africa
- South Korea
- Sri Lanka
- Taiwan
- Thailand
- Turkey
- Venezuela
- Zimbabwe

Goldman Sachs Emerging Markets Equity Fund continued

An emerging country issuer is any company that either:

- Has a class of its securities whose principal securities market is in an emerging country;
- Is organized under the laws of, or has a principal office in, an emerging country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more emerging countries; or
- Maintains 50% or more of its assets in one or more emerging countries.

Under normal circumstances, the Fund maintains investments in at least six emerging countries, and will not invest more than 35% of its Net Assets in securities of issuers in any one emerging country. Allocation of the Fund's investments will depend upon the relative attractiveness of the emerging country markets and particular issuers. In addition, macro-economic factors and the portfolio managers' and Goldman Sachs economists' views of the relative attractiveness of emerging countries and currencies are considered in allocating the Fund's assets among emerging countries.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in (i) fixed-income securities of private and government emerging country issuers; and (ii) equity and fixed-income securities, such as government, corporate and bank debt obligations, of developed country issuers.

Goldman Sachs Asia Growth Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® All Country Asia Free ex-Japan Index (unhedged)
Investment Focus:	Equity investments in issuers in Asian countries
Investment Process:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in Asian issuers.

An Asian issuer is any company that either:

- Has a class of its securities whose principal securities market is in one or more Asian countries;
- Is organized under the laws of, or has a principal office in, an Asian country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more Asian countries; or
- Maintains 50% or more of its assets in one or more Asian countries.

The Fund may allocate its assets among the Asian countries as determined from time to time by the Investment Adviser. For purposes of the Fund's investment policies, Asian countries include:

- China
- Hong Kong
- India
- Indonesia
- Malaysia
- Pakistan
- Philippines
- Singapore
- South Korea
- Sri Lanka
- Taiwan
- Thailand

as well as any other country in Asia (other than Japan) to the extent that foreign investors are permitted by applicable law to make such investments.

Starting in mid-1997 some Pacific region countries began to experience currency devaluations that resulted in high interest rate levels and sharp reductions in economic activity. This situation resulted in a significant drop in the securities prices of companies located in the region. Since that time countries in the region have experienced recession and government intervention, have sought assistance from the International Monetary Fund and have experienced substantial domestic unrest. Although some restructuring has been undertaken, it is uncertain whether these efforts will be successful or whether the recent problems in the region will persist.

Allocation of the Fund's investments will depend upon the Investment Adviser's views of the relative attractiveness of the Asian markets and particular issuers, and allocations are subject to change in light of those views. Concentration of the Fund's assets in one or a few of the Asian countries and Asian currencies will subject the Fund to greater risks than if the Fund's assets were not so concentrated. On August 31, 2002 (the end of the Fund's last fiscal year), 32% of the Fund's assets were invested in securities that traded in South Korea and 22.1% were invested in securities that traded in Hong Kong.

While South Korea has instituted reforms to stabilize its economy and to reform its capital markets, there is no assurance that these structural reforms will result in sustainable growth. A small number of companies and industries still represent a large portion of the market in South Korea. In addition, South Korea's financial system remains vulnerable and could be threatened by further economic instability. North Korea has been a concern to South Korea since the end of World War II, due to the threat of military aggression by North Korea. North Korea has purportedly developed nuclear weapons, holds a stockpile of chemical weapons and maintains an army of close to one million. There have been efforts to improve relations, but tensions between South Korea and North Korea are likely to continue for the foreseeable future.

Uncertainties also exist with respect to the Hong Kong market. In 1997, the sovereignty of Hong Kong reverted from the United Kingdom to China. Although Hong Kong is, by law, to maintain a high degree of autonomy, there can be no assurance that Hong Kong will not be adversely affected by Chinese sovereignty or political developments. Furthermore, the reversion of Hong Kong to China has

created additional uncertainty as to future currency valuation relative to the U.S. dollar. Because the Hong Kong stock market has significant exposure to the property market in Hong Kong, the Fund's investments could be adversely affected by a decline in that market.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in issuers located in non-Asian countries and Japan, and in fixed-income securities, such as government, corporate and bank debt obligations.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Fund's annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Investment Practices			
Borrowings	*33 1/3*	*33 1/3*	*33 1/3*
Cross Hedging of Currencies	•	•	•
Currency Swaps*	15	15	15
Custodial Receipts and Trust Certificates	•	•	•
Equity Swaps*	15	15	15
Foreign Currency Transactions	•	•	•
Futures Contracts and Options on Futures Contracts	•	•	•
Investment Company Securities (including iShares[SM] and Standard & Poor's Depositary Receipts[TM])	*10*	*10*	*10*
Options on Foreign Currencies[1]	•	•	•
Options on Securities and Securities Indices[2]	•	•	•
Unseasoned Companies	•	•	•
Warrants and Stock Purchase Rights	•	•	•
Repurchase Agreements	•	•	•
Securities Lending	*33 1/3*	*33 1/3*	*33 1/3*
Short Sales Against the Box	—	25	25
When-Issued Securities and Forward Commitments	•	•	•

** Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[1] *The Funds may purchase and sell call and put options.*
[2] *The Funds may sell covered call and put options and purchase call and put options.*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
33⅓	*33⅓*	*33⅓*	*33⅓*
•	•	•	•
15	15	15	15
•	•	•	•
15	15	15	15
•	•	•	•
•	•	•	•
10	*10*	*10*	*10*
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
33⅓	*33⅓*	*33⅓*	*33⅓*
25	25	25	25
•	•	•	•

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Investment Securities			
American, European and Global Depositary Receipts	•	•	•
Asset-Backed and Mortgage-Backed Securities[2]	—	•	•
Bank Obligations[1,2]	•	•	•
Convertible Securities	•	•	•
Corporate Debt Obligations[2]	•[4]	•	•
Equity Investments	80+	80+	80+
Emerging Country Securities	*25*	•	•
Fixed-Income Securities[3]	20[4]	20	20[5]
Foreign Securities	•	•	•
Foreign Government Securities[2]	•	•	•
Non-Investment Grade Fixed-Income Securities[2]	—	•[6]	•[6]
Real Estate Investment Trusts	•	•	•
Structured Securities*	•	•	•
Temporary Investments	*35*	*100*	*100*
U.S. Government Securities[2]	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[1] *Issued by U.S. or foreign banks.*
[2] *Limited by the amount the Fund invests in fixed-income securities.*
[3] *Except as noted under ''Non-Investment Grade Fixed-Income Securities,'' fixed-income securities are investment grade (e.g., BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO'')).*
[4] *Cash equivalents only.*
[5] *The European Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) equity investments in issuers located in non-European countries; and (2) fixed-income securities.*
[6] *May be BB or lower by Standard & Poor's, Ba or lower by Moody's or have a comparable rating by another NRSRO at the time of investment.*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
80+	80+	80+	80+
•	•	•	•
20[7]	20[8]	20[9]	20[10]
•	•	•	•
•	•	•	•
•[6]	•[6]	•[6]	•[6]
•	•	•	•
•	•	•	•
100	*100*	*35*	*100*
•	•	•	•

[7] The Japanese Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities; and (2) equity investments in non-Japanese issuers.

[8] The International Growth Opportunities Fund may invest in the aggregate up to 20% of its Net Assets in (1) fixed-income securities; and (2) equity investments in companies with public stock market capitalizations of less than $100 million or more than $4 billion at the time of investment.

[9] The Emerging Markets Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities of private and government emerging country issuers; and (2) equity and fixed-income investments in developed country issuers.

[10] The Asia Growth Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities; and (2) equity investments in issuers located in non-Asian countries and Japan.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	CORE International Equity	International Equity	European Equity	Japanese Equity	International Growth Opportunities	Emerging Markets Equity	Asia Growth
Credit/Default	•	•	•	•	•	•	•
Foreign	•	•	•	•	•	•	•
Emerging Countries	•	•	•	•	•	•	•
Stock	•	•	•	•	•	•	•
Derivatives	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Management	•	•	•	•	•	•	•
Market	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
Investment Style	•	•	•	•	•	•	•
Geographic	•	•	•	•	•	•	•
Mid Cap/Small Cap	—	—	•	—	•	—	—
Initial Public Offering (''IPO'')	•	—	•	•	•	•	•

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

- ***Emerging Countries Risk***—The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investment in more developed countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund

may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.
- ***Geographic Risk***—The European Equity Fund invests primarily in equity investments in European issuers. The Japanese Equity Fund invests primarily in equity investments in Japanese issuers. The Asia Growth Fund invests primarily in equity investments in Asian issuers. Concentration of the investments of these or other Funds in issuers located in a particular country or region will subject a Fund, to a greater extent than if investments were less concentrated, to the risks of adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in that country or region.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Institutional Shares from year to year; and (b) how the average annual total returns of a Fund's Institutional Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Institutional Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Institutional Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Institutional Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Institutional Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

CORE International Equity Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –17.22%.
Best Quarter*
Q4 '98 +19.05%
Worst Quarter*
Q3 '98 –15.84%
14.57%
29.03%
-15.65%
-18.46%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 8/15/97)		
Returns Before Taxes	–18.46%	–2.53%
Returns After Taxes on Distributions**	–18.41%	–3.04%
Returns After Taxes on Distributions and Sale of Fund Shares**	–11.12%	–1.99%
Morgan Stanley Capital International (MSCI®) Europe, Australasia, Far East (EAFE®) Index (unhedged)***	–21.21%	–0.81%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EAFE® Index (unhedged) is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.*

International Equity Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –23.68%.
Best Quarter*
Q4 '99 +21.89%
Worst Quarter*
Q1 '01 –14.91%
5.10%
18.72%
31.78%
-13.29%
-22.18%
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Institutional Shares (Inception 2/7/96)			
Returns Before Taxes	–22.18%	2.09%	4.37%
Returns After Taxes on Distributions**	–22.43%	0.24%	2.70%
Returns After Taxes on Distributions and Sale of Fund Shares**	–13.40%	1.48%	3.36%
MSCI® EAFE® (unhedged)***	–21.21%	1.17%	1.86%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EAFE® Index (unhedged) is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.*

European Equity Fund

TOTAL RETURN

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –24.92%.

Best Quarter*
Q4 '99 +24.93%

Worst Quarter*
Q1 '01 –17.23%

CALENDAR YEAR


27.07%
-4.57%
-20.58%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 10/1/98)		
Returns Before Taxes	–20.58%	3.68%
Returns After Taxes on Distributions**	–21.06%	1.79%
Returns After Taxes on Distributions and Sale of Fund Shares**	–12.08%	2.57%
MSCI® Europe Index (unhedged)***	–19.64%	0.59%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The MSCI® Europe Index (unhedged) is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Japanese Equity Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –5.79%.
Best Quarter*
Q3 '99 +23.29%
Worst Quarter*
Q3 '01 –21.25%
77.91%
-28.12%
-31.77%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 5/1/98)		
Returns Before Taxes	–31.77%	–0.88%
Returns After Taxes on Distributions**	–32.03%	–2.33%
Returns After Taxes on Distributions and Sale of Fund Shares**	–19.34%	–0.57%
Tokyo Price Index (''TOPIX'') (unhedged)***	–29.84%	–4.25%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The TOPIX (unhedged) is an unmanaged composite of all stocks on the first section of the Tokyo Stock Exchange. The Index figures do not reflect any deduction for fees, expenses or taxes.*

International Growth Opportunities Fund

TOTAL RETURN

CALENDAR YEAR

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –22.88%.

Best Quarter*
Q1 ‘00 +14.71%

Worst Quarter*
Q3 ‘01 –18.18%


48.56%
-11.06%
-23.44%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 5/1/98)		
Returns Before Taxes	–23.44%	1.51%
Returns After Taxes on Distributions**	–23.44%	0.60%
Returns After Taxes on Distributions and Sale of Fund Shares**	–14.27%	1.05%
MSCI® EAFE® Small Cap Index (unhedged)***	–14.29%	–5.34%

* *Please note that ‘‘Best Quarter’’ and ‘‘Worst Quarter’’ figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The MSCI® EAFE® Small Cap Index (unhedged), inception date 1/15/98, includes approximately 1,000 securities from 21 developed markets with a capitalization range between $200 million and $1.5 billion and a general regional allocation of 55% Europe, 31% Japan and 14% Australasia. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Emerging Markets Equity Fund

TOTAL RETURN **CALENDAR YEAR**

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –15.99%.

Best Quarter*
Q4 '99 +30.18%

Worst Quarter*
Q3 '98 –22.78%



63.71%
-26.29%
-26.92%
-4.83 %
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Institutional Shares (Inception 12/15/97)		
Returns Before Taxes	–4.83%	–3.72%
Returns After Taxes on Distributions**	–4.83%	–4.31%
Returns After Taxes on Distributions and Sale of Fund Shares**	–2.94%	–3.14%
MSCI® Emerging Markets Free (EMF) Index***	–2.37%	–2.73%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EMF Index is a market capitalization-weighted composite of securities in over 26 emerging market countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Asia Growth Fund

TOTAL RETURN

The total return for Institutional Shares for the 9-month period ended September 30, 2002 was –13.99%.

Best Quarter*
Q2 '99 +31.32%

Worst Quarter*
Q4 '97 –27.19%

CALENDAR YEAR


60.55%
-40.64%
-14.73%
-27.46%
-3.99%
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Institutional Shares (Inception 2/2/96)			
Returns Before Taxes	–3.99%	–10.77%	–9.40%
Returns After Taxes on Distributions**	–3.99%	–10.81%	–9.47%
Returns After Taxes on Distributions and Sale of Fund Shares**	–2.43%	–8.20%	–7.14%
MSCI® All Country Asia Free ex-Japan Index (unhedged)***	–5.94%	–12.63%	–10.77%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® All Country Asia Free ex-Japan Index (unhedged) is a market capitalization-weighted composite of securities in eleven Asian countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Institutional Shares)

This table describes the fees and expenses that you would pay if you buy and hold Institutional Shares of a Fund.

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Shareholder Fees			
(fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):[1]			
Management Fees	0.85%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses[2]	0.32%	0.21%	0.89%
Total Fund Operating Expenses*	1.17%	1.21%	1.89%

See page 32 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):			
Management Fees	*0.85%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*None*	*None*	*None*
Other Expenses[2]	*0.16%*	*0.14%*	*0.14%*
Total Fund Operating Expenses (after current expense limitations)	*1.01%*	*1.14%*	*1.14%*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
None	None	None	None
None	None	None	None
None	None	None	None
None	None	None	None
1.00%	1.20%	1.20%	1.00%
None	None	None	None
1.54%	0.52%	0.71%	1.52%
2.54%	1.72%	1.91%	2.52%

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
1.00%	*1.10%*	*1.20%*	*1.00%*
None	*None*	*None*	*None*
0.15%	*0.14%*	*0.39%*	*0.20%*
1.15%	*1.24%*	*1.59%*	*1.20%*

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses.*
[2] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Institutional Shares plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
CORE International Equity	*0.12%*
International Equity	*0.10%*
European Equity	*0.10%*
Japanese Equity	*0.11%*
International Growth Opportunities	*0.10%*
Emerging Markets Equity	*0.35%*
Asia Growth	*0.16%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Institutional Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
CORE International Equity	$119	$372	$ 644	$1,420
International Equity	$123	$384	$ 665	$1,466
European Equity	$192	$594	$1,021	$2,212
Japanese Equity	$257	$791	$1,350	$2,875
International Growth Opportunities	$175	$542	$ 933	$2,030
Emerging Markets Equity	$194	$600	$1,032	$2,233
Asia Growth	$255	$785	$1,340	$2,856

Institutions that invest in Institutional Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return customers realize with respect to their investments.

Certain institutions that invest in Institutional Shares may receive other compensation in connection with the sale and distribution of Institutional Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	CORE International Equity
Goldman Sachs Asset Management International (''GSAMI'') Procession House 55 Ludgate Hill London, England EC4M 7JW	International Equity European Equity Japanese Equity International Growth Opportunities Emerging Markets Equity Asia Growth

GSAM and GSAMI are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSAMI, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds

- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates (as a percentage of each respective portfolio's average daily net assets) listed below:

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
CORE International Equity	0.85%	0.85%
GSAMI:		
International Equity	1.00%	1.00%
European Equity	1.00%	1.00%
Japanese Equity	1.00%	1.00%
International Growth Opportunities	1.20%	1.10%*
Emerging Markets Equity	1.20%	1.20%
Asia Growth	1.00%	1.00%

* *Effective May 1, 2002, a voluntary management fee waiver of .10% of the Fund's average daily net assets was implemented.*

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

International Equity Portfolio Management Team

- Global portfolio teams based in London, Singapore, Tokyo and New York. Local presence is a key to the Investment Adviser's fundamental research capabilities

- Team manages over $26.9 billion in international equities for retail, institutional and high net worth clients
- Focus on bottom-up stock selection as main driver of returns, though the team leverages the asset allocation, currency and risk management capabilities of GSAM

London-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Julian Abel Executive Director	Senior Portfolio Manager— European Equity	Since 1998	Mr. Abel joined the Investment Adviser as a portfolio manager in 1996.
Gabriella Antici Executive Director	Senior Portfolio Manager— Emerging Markets Equity	Since 1997	Ms. Antici joined the Investment Adviser as a portfolio manager in 1997.
Prashant Bhayani Executive Director	Senior Portfolio Manager— International Growth Opportunities	Since 2000	Mr. Bhayani joined the Investment Adviser as a portfolio manager in April 1998. From 1997 to 1998, he worked on his MBA at INSEAD in France and from 1992 to 1996, he was a portfolio and marketing analyst at Fischer Francis Trees and Watts, a specialist global fixed-income fund manager.
David Dick Managing Director	Senior Portfolio Manager— European Equity	Since 1998	Mr. Dick joined the Investment Adviser as a senior portfolio manager on the European Equity team in 1998 and became Co-Head of the UK and European portfolio management in April 2002. From 1990 to 1998, he was with Mercury Asset Management.
Mark Ferguson Executive Director	Senior Portfolio Manager— International Growth Opportunities	Since 2000	Mr. Ferguson joined the Investment Adviser as Co-Head of European Equity Research in March 1999 and became a senior portfolio manager for the International small cap equity investment team in October 2000. From October 1993 to February 1999, he was a research analyst/fund manager in the Continental Europe team at Schroder Investment Management.
Nuno Fernandes Executive Director	Senior Portfolio Manager— International Equity Emerging Markets Equity	Since 1999 1999	Mr. Fernandes joined the Investment Adviser as a research analyst on the global emerging markets equity team in April 1998. He was named a senior portfolio manager in April 1999. From 1994 to 1998, he worked for ING Barings and Smith Barney where he followed Latin American banking stocks.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Hywel George Managing Director Co-Chief Investment Officer, European Equity	Senior Portfolio Manager—European Equity	Since 2000	Mr. George joined the Investment Adviser as a senior portfolio manager and Head of UK portfolio management in 1999. He became Co-Head of UK and European portfolio management in April 2002 and Co-Chief Investment Officer of European Equity in November 2002. From 1988 to 1999, he was a UK Equity Fund manager at Mercury Asset Management.
Stuart McPherson Managing Director Co-Chief Investment Officer, European Equity	Senior Portfolio Manager—European Equity	Since 2002	Mr. McPherson joined the Investment Adviser as a UK portfolio manager in 1996 and became Co-Chief Investment Officer of European Equity in November 2002. Since 1999, he has served as Co-Head of European Equity Research.
Safa Muhtaseb Executive Director	Senior Portfolio Manager—International Equity	Since 2001	Mr. Muhtaseb joined the Investment Adviser as a portfolio manager in December 2001. From 1999 to 2001, he was a Director of International Equity Investments at Virginia Retirement System.
Susan Noble Managing Director Chief Investment Officer, London Active Equity	Senior Portfolio Manager—International Equity	Since 1997	Ms. Noble joined the Investment Adviser as a senior portfolio manager and head of the European Equity Team in October 1997.
Maria Pavlenko Executive Director	Senior Portfolio Manager—Emerging Markets Equity	Since 1998	Ms. Pavlenko joined the Investment Adviser as a research analyst for the emerging markets equities team in September 1998. She was named a portfolio manager in November 2001. From 1992 to 1996, she worked as a reporter with the Moscow bureau of The Washington Post.
Michael Stanes Executive Director	Senior Portfolio Manager—International Equity	Since 2002	Mr. Stanes joined the Investment Adviser as a portfolio manager in November 2002. From 1986 to 2001, he worked at Mercury Asset Management where he managed UK equity portfolios in London, Japanese equity portfolios in Tokyo and, most recently, US and global portfolios in the US.

New York-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Managing Director	Senior Portfolio Manager—CORE International Equity	Since 1998	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Mark M. Carhart Managing Director	Portfolio Manager—CORE International Equity	Since 1998	Mr. Carhart joined the Investment Adviser as a member of the Quantitative Research and Risk Management team in 1997. From August 1995 to September 1997, he was Assistant Professor of Finance at the Marshall School of Business at USC and a Senior Fellow of the Wharton Financial Institutions Center.
Len Ioffe Vice President	Senior Portfolio Manager—CORE International Equity	Since 2001	Mr. Ioffe joined the Investment Adviser as an associate in 1995. He became a portfolio manager in 1996.
Raymond J. Iwanowski Managing Director	Portfolio Manager—CORE International Equity	Since 1998	Mr. Iwanowski joined the Investment Adviser as an associate and portfolio manager in 1997. From 1993 to 1997, he was a Vice President and head of the Fixed Derivatives Client Research group at Salomon Brothers.
Robert C. Jones Managing Director	Senior Portfolio Manager—CORE International Equity	Since 1997	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Safa Muhtaseb Executive Director	Senior Portfolio Manager—International Equity	Since 2001	Mr. Muhtaseb joined the Investment Adviser as a portfolio manager in December 2001. From 1999 to 2001, he was a Director of International Equity Investments at Virginia Retirement System.

Singapore-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Shogo Maeda Managing Director	Senior Portfolio Manager— Japanese Equity International Equity International Growth Opportunities Asia Growth Emerging Markets Equity	Since 1994 1994 1998 2001 2001	Mr. Maeda joined the Investment Adviser as a portfolio manager in 1994. He became Chief Investment Officer for Pan-Asian Equities in 2001.
Siew-Hua Thio Vice President	Portfolio Manager— Asia Growth Emerging Markets Equity International Equity International Growth Opportunities	Since 1998 1998 1998 1998	Ms. Thio joined the Investment Adviser as a portfolio manager in 1998. From 1997 to 1998, she was Head of Research for Indosuez WI Carr in Singapore. From 1993 to 1997, she was a research analyst at the same firm.

Tokyo-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Toshiyuki Ejima Vice President	Portfolio Manager— Japanese Equity	Since 1999	Mr. Ejima joined the Investment Adviser as a portfolio manager in April 1999. Prior to that he was a portfolio manager at Dai-ichi Mutual Life from 1993 to 1999 where he managed Japanese equities.
Shigeka (Ziggy) Kouda Vice President	Portfolio Manager— Japanese Equity	Since 2001	Mr. Kouda joined the Investment Adviser as a portfolio manager in 1997.
Shogo Maeda Managing Director	Senior Portfolio Manager— Japanese Equity International Equity International Growth Opportunities Asia Growth Emerging Markets Equity	Since 1994 1994 1998 2001 2001	Mr. Maeda joined the Investment Adviser as a portfolio manager in 1994. He became Chief Investment Officer for Pan-Asian Equities in 2001.
Mikiko Sasajima Vice President	Portfolio Manager— Japanese Equity	Since 1998	Ms. Sasajima joined the Investment Adviser as a portfolio manager in April 1995. Prior to that, she worked at Lehman Brothers Japan Inc. and at Nikko Securities Investment Trust and Management as a research analyst.
Miyako Shibamoto Vice President	Portfolio Manager— Japanese Equity	Since 1998	Ms. Shibamoto joined the Investment Adviser as portfolio manager and a member of the Japanese Equity team in April 1998. From 1993 to 1998, she was a Vice President at Scudder Stevens and Clark (Japan).

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

The Funds' investments in foreign securities may be subject to foreign withholding taxes. Under certain circumstances, the Funds may elect to pass-through these taxes to you. If this election is made, a proportionate amount of such taxes will constitute a distribution to you, which would allow you either (1) to credit such proportionate amount of foreign taxes against your U.S. federal income tax liability or (2) to take such amount as an itemized deduction.

Dividends from investment company taxable income and distributions from net capital gains are declared and paid annually by each Fund.

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Institutional Shares.

HOW TO BUY SHARES

How Can I Purchase Institutional Shares Of The Funds?

You may purchase Institutional Shares on any business day at their NAV next determined after receipt of an order. No sales load is charged. You should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application attached to this Prospectus. Purchases of Institutional Shares must be settled within three business days of receipt of a complete purchase order.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and

the order will be priced at the Fund's NAV next determined after such acceptance.

- Authorized institutions and intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary to learn whether it is authorized to accept orders for the Trust.

These institutions may receive payments from the Funds or Goldman Sachs for the services provided by them with respect to the Funds' Institutional Shares. These payments may be in addition to other payments borne by the Funds.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to certain institutions and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Institutional Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Institutional Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Type of Investor	Minimum Investment
■ Banks, trust companies or other depository institutions investing for their own account or on behalf of clients ■ Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations ■ State, county, city or any instrumentality, department, authority or agency thereof ■ Corporations with at least $100 million in assets or in outstanding publicly traded securities ■ ''Wrap'' account sponsors (provided they have an agreement covering the arrangement with GSAM) ■ Registered investment advisers investing for accounts for which they receive asset-based fees	$1,000,000 in Institutional Shares of a Fund alone or in combination with other assets under the management of GSAM and its affiliates
■ Individual investors ■ Qualified non-profit organizations, charitable trusts, foundations and endowments ■ Accounts over which GSAM or its advisory affiliates have investment discretion	$10,000,000

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates or for other investors at the discretion of the Trust's officers. No minimum amount is required for subsequent investments.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment amounts.
- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Institutional Shares of a Fund is evident, or if purchases, sales or exchanges are,

or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.

- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Institutional Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Institutional Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its Institutional Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Mail your request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?''

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the account application to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect in writing to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below $50 as a result of earlier redemptions. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days’ prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Institutional Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Institutional Shares of a Fund at NAV for Institutional Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be

subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types of Reports Will I Be Sent Regarding Investments In Institutional Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. You will also be provided with a printed confirmation for each transaction in your account and a monthly account statement. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2002 and 2003, this withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to

investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund

may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There

may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are

quoted in U.S. dollars. Similarly, EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may

not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an

example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. The Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and

may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objectives and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk

characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund’s overall currency exposures and the currency exposures of the Fund’s performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund’s NAV to fluctuate (when the Fund’s NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are

not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may

also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options

entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net asset. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment

pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33$^1/_3$% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares^{SM}, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate

share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares℠.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher

or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a

third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ''credit enhancement.'' However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-backed securities also include stripped mortgage-backed securities (''SMBS''), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Funds' financial statements, is included in the Funds' annual reports (available upon request). The information for all periods prior to the period ended August 31, 2000, has been audited by the Funds' previous independent accountants.

CORE INTERNATIONAL EQUITY FUND

		Income (loss) from investment operations	
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)
For the Years Ended August 31,			
2002 - Class A Shares	$ 8.38	$ 0.03[c]	$(1.06)
2002 - Class B Shares	8.29	(0.01)[c]	(1.04)
2002 - Class C Shares	8.30	(0.01)[c]	(1.04)
2002 - Institutional Shares	8.50	0.08[c]	(1.07)
2002 - Service Shares	8.41	0.05[c]	(1.07)
2001 - Class A Shares	11.32[c]	—[c]	(2.35)
2001 - Class B Shares	11.22	(0.04)[c]	(2.34)
2001 - Class C Shares	11.23	(0.04)[c]	(2.34)
2001 - Institutional Shares	11.48	0.07[c]	(2.39)
2001 - Service Shares	11.36	0.02[c]	(2.36)
2000 - Class A Shares	10.87	0.02[c]	0.74
2000 - Class B Shares	10.81	(0.04)[c]	0.73
2000 - Class C Shares	10.82	(0.03)[c]	0.72
2000 - Institutional Shares	11.00	0.09[c]	0.75
2000 - Service Shares	10.93	0.05[c]	0.73
For the Seven-month Period Ended August 31,			
1999 - Class A Shares	9.98	0.05	0.84
1999 - Class B Shares	9.95	0.01	0.85
1999 - Class C Shares	9.96	0.01	0.85
1999 - Institutional Shares	10.06	0.09	0.85
1999 - Service Shares	10.02	0.01	0.90
For the Year Ended January 31,			
1999 - Class A Shares	9.22	(0.01)	0.79
1999 - Class B Shares	9.21	—	0.74
1999 - Class C Shares	9.22	—	0.74
1999 - Institutional Shares	9.24	0.05	0.80
1999 - Service Shares	9.23	—	0.81
For the Period Ended January 31,			
1998 - Class A Shares (commenced August 15, 1997)	10.00	—	(0.78)
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.02)	(0.77)
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	(0.76)
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.02	(0.76)
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	(0.78)

See page 101 for all footnotes.

	Distributions to shareholders							
Total from investment operations	From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(1.03)	$ —	$ —	$ —	$ 7.35	(12.29)%	$ 72,405	1.67%
(1.05)	—	—	—	7.24	(12.67)	6,434	2.17
(1.05)	—	—	—	7.25	(12.65)	3,963	2.17
(0.99)	(0.02)	—	(0.02)	7.49	(11.68)	188,858	1.02
(1.02)	—	—	—	7.39	(12.13)	18	1.52
(2.35)	(0.04)	(0.55)	(0.59)	8.38	(21.50)	108,955	1.66
(2.38)	—	(0.55)	(0.55)	8.29	(21.93)	8,575	2.16
(2.38)	—	(0.55)	(0.55)	8.30	(21.91)	5,114	2.16
(2.32)	(0.11)	(0.55)	(0.66)	8.50	(21.02)	291,596	1.01
(2.34)	(0.06)	(0.55)	(0.61)	8.41	(21.37)	21	1.51
0.76	(0.05)	(0.26)	(0.31)	11.32	6.92	147,409	1.66
0.69	(0.02)	(0.26)	(0.28)	11.22	6.36	12,032	2.16
0.69	(0.02)	(0.26)	(0.28)	11.23	6.34	6,887	2.16
0.84	(0.10)	(0.26)	(0.36)	11.48	7.62	308,074	1.01
0.78	(0.09)	(0.26)	(0.35)	11.36	7.05	27	1.51
0.89	—	—	—	10.87	8.92	114,502	1.66[b]
0.86	—	—	—	10.81	8.64	9,171	2.16[b]
0.86	—	—	—	10.82	8.63	4,913	2.16[b]
0.94	—	—	—	11.00	9.34	271,212	1.01[b]
0.91	—	—	—	10.93	9.08	8	1.51[b]
0.78	(0.02)	—	(0.02)	9.98	8.37	110,338	1.63
0.74	—	—	—	9.95	8.03	7,401	2.08
0.74	—	—	—	9.96	8.03	3,742	2.08
0.85	(0.03)	—	(0.03)	10.06	9.20	280,731	1.01
0.81	(0.02)	—	(0.02)	10.02	8.74	22	1.50
(0.78)	—	—	—	9.22	(7.66)	7,087	1.50[b]
(0.79)	—	—	—	9.21	(7.90)	2,721	2.00[b]
(0.78)	—	—	—	9.22	(7.80)	1,608	2.00[b]
(0.74)	(0.02)	—	(0.02)	9.24	(7.45)	17,719	1.00[b]
(0.77)	—	—	—	9.23	(7.70)	1	1.50[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.38%	1.82%	0.23%	115%
2002 - Class B Shares	(0.07)	2.32	(0.22)	115
2002 - Class C Shares	(0.07)	2.32	(0.22)	115
2002 - Institutional Shares	1.02	1.17	0.87	115
2002 - Service Shares	0.60	1.67	0.45	115
2001 - Class A Shares	0.00	1.77	(0.11)	93
2001 - Class B Shares	(0.47)	2.27	(0.58)	93
2001 - Class C Shares	(0.44)	2.27	(0.55)	93
2001 - Institutional Shares	0.70	1.12	0.59	93
2001 - Service Shares	0.21	1.62	0.10	93
2000 - Class A Shares	0.14	1.75	0.05	92
2000 - Class B Shares	(0.36)	2.25	(0.45)	92
2000 - Class C Shares	(0.34)	2.25	(0.43)	92
2000 - Institutional Shares	0.78	1.10	0.69	92
2000 - Service Shares	0.33	1.60	0.24	92
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	0.78[b]	1.76[b]	0.68[b]	65
1999 - Class B Shares	0.26[b]	2.26[b]	0.16[b]	65
1999 - Class C Shares	0.23[b]	2.26[b]	0.13[b]	65
1999 - Institutional Shares	1.43[b]	1.11[b]	1.33[b]	65
1999 - Service Shares	0.07[b]	1.61[b]	(0.03)[b]	65
For the Year Ended January 31,				
1999 - Class A Shares	(0.11)	1.94	(0.42)	195
1999 - Class B Shares	(0.03)	2.39	(0.34)	195
1999 - Class C Shares	(0.04)	2.39	(0.35)	195
1999 - Institutional Shares	0.84	1.32	0.53	195
1999 - Service Shares	0.02	1.81	(0.29)	195
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	(0.27)[b]	4.87[b]	(3.90)[b]	25
1998 - Class B Shares (commenced August 15, 1997)	(0.72)[b]	5.12[b]	(3.84)[b]	25
1998 - Class C Shares (commenced August 15, 1997)	(0.73)[b]	5.12[b]	(3.85)[b]	25
1998 - Institutional Shares (commenced August 15, 1997)	0.59[b]	4.12[b]	(2.53)[b]	25
1998 - Service Shares (commenced August 15, 1997)	0.26[b]	4.62[b]	(2.86)[b]	25

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$15.64	$ —[c]	$(2.61)	$(2.61)
2002 - Class B Shares	15.23	(0.06)[c]	(2.56)	(2.62)
2002 - Class C Shares	15.05	(0.06)[c]	(2.53)	(2.59)
2002 - Institutional Shares	16.09	0.13[c]	(2.72)	(2.59)
2002 - Service Shares	15.71	0.04[c]	(2.64)	(2.60)
2001 - Class A Shares	23.59	(0.02)[c]	(5.80)	(5.82)
2001 - Class B Shares	23.14	(0.12)[c]	(5.66)	(5.78)
2001 - Class C Shares	22.89	(0.11)[c]	(5.60)	(5.71)
2001 - Institutional Shares	24.06	0.11[c]	(5.95)	(5.84)
2001 - Service Shares	23.65	0.02[c]	(5.83)	(5.81)
2000 - Class A Shares	23.12	(0.03)[c]	3.41	3.38
2000 - Class B Shares	22.73	(0.16)[c]	3.38	3.22
2000 - Class C Shares	22.54	(0.14)[c]	3.35	3.21
2000 - Institutional Shares	23.49	0.14[c]	3.46	3.60
2000 - Service Shares	23.14	(0.01)[c]	3.45	3.44
For the Seven Months Ended August 31,				
1999 - Class A Shares	21.92	0.04	1.16	1.20
1999 - Class B Shares	21.63	(0.02)	1.12	1.10
1999 - Class C Shares	21.45	(0.03)	1.12	1.09
1999 - Institutional Shares	22.20	0.12[c]	1.17[c]	1.29
1999 - Service Shares	21.93	0.06	1.15	1.21
For the Years Ended January 31,				
1999 - Class A Shares	19.85	(0.06)	3.24	3.18
1999 - Class B Shares	19.70	(0.17)	3.21	3.04
1999 - Class C Shares	19.56	(0.15)	3.15	3.00
1999 - Institutional Shares	19.97	0.03	3.31	3.34
1999 - Service Shares	19.84	(0.04)	3.24	3.20
1998 - Class A Shares	19.32	0.03	2.04	2.07
1998 - Class B Shares	19.24	(0.08)	2.02	1.94
1998 - Class C Shares (commenced August 15, 1997)	22.60	(0.04)	(1.38)	(1.42)
1998 - Institutional Shares	19.40	0.10	2.11	2.21
1998 - Service Shares	19.34	0.02	2.06	2.08

See page 101 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.06)	$ —	$ —	$(0.06)	$12.97	(16.76)%	$ 503,843	1.80%
—	—	—	—	12.61	(17.20)	32,317	2.30
—	—	—	—	12.46	(17.21)	13,832	2.30
(0.18)	—	—	(0.18)	13.32	(16.22)	409,736	1.15
(0.11)	—	—	(0.11)	13.00	(16.63)	5,122	1.65
—	—	(2.13)	(2.13)	15.64	(26.49)	1,068,155	1.79
—	—	(2.13)	(2.13)	15.23	(26.86)	49,019	2.29
—	—	(2.13)	(2.13)	15.05	(26.85)	17,665	2.29
—	—	(2.13)	(2.13)	16.09	(26.03)	292,298	1.14
—	—	(2.13)	(2.13)	15.71	(26.41)	5,621	1.64
(0.10)	(0.24)	(2.57)	(2.91)	23.59	14.68	1,343,869	1.79
(0.07)	(0.17)	(2.57)	(2.81)	23.14	14.20	80,274	2.29
(0.09)	(0.20)	(2.57)	(2.86)	22.89	14.28	22,031	2.29
(0.14)	(0.32)	(2.57)	(3.03)	24.06	15.45	325,161	1.14
(0.11)	(0.25)	(2.57)	(2.93)	23.65	15.00	3,789	1.64
—	—	—	—	23.12	5.47	943,473	1.79[b]
—	—	—	—	22.73	5.09	68,691	2.29[b]
—	—	—	—	22.54	5.08	11,241	2.29[b]
—	—	—	—	23.49	5.81	180,564	1.14[b]
—	—	—	—	23.14	5.52	3,852	1.64[b]
—	—	(1.11)	(1.11)	21.92	16.39	947,973	1.73
—	—	(1.11)	(1.11)	21.63	15.80	69,231	2.24
—	—	(1.11)	(1.11)	21.45	15.70	11,619	2.24
—	—	(1.11)	(1.11)	22.20	17.09	111,315	1.13
—	—	(1.11)	(1.11)	21.93	16.49	3,568	1.63
—	(0.30)	(1.24)	(1.54)	19.85	11.12	697,590	1.67
—	(0.25)	(1.23)	(1.48)	19.70	10.51	55,324	2.20
—	(0.38)	(1.24)	(1.62)	19.56	(5.92)	3,369	2.27[b]
(0.07)	(0.33)	(1.24)	(1.64)	19.97	11.82	56,263	1.08
—	(0.35)	(1.23)	(1.58)	19.84	11.25	3,035	1.55

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.01%	1.86%	(0.05)%	118%
2002 - Class B Shares	(0.43)	2.36	(0.49)	118
2002 - Class C Shares	(0.40)	2.36	(0.46)	118
2002 - Institutional Shares	0.90	1.21	0.84	118
2002 - Service Shares	0.25	1.71	0.19	118
2001 - Class A Shares	(0.10)	1.83	(0.14)	63
2001 - Class B Shares	(0.64)	2.33	(0.68)	63
2001 - Class C Shares	(0.62)	2.33	(0.66)	63
2001 - Institutional Shares	0.57	1.18	0.53	63
2001 - Service Shares	0.12	1.68	0.08	63
2000 - Class A Shares	(0.12)	1.84	(0.17)	80
2000 - Class B Shares	(0.65)	2.34	(0.70)	80
2000 - Class C Shares	(0.59)	2.34	(0.64)	80
2000 - Institutional Shares	0.54	1.19	0.49	80
2000 - Service Shares	(0.02)	1.69	(0.07)	80
For the Seven Months Ended August 31,				
1999 - Class A Shares	0.31[b]	1.84[b]	0.26[b]	61
1999 - Class B Shares	(0.19)[b]	2.34[b]	(0.24)[b]	61
1999 - Class C Shares	(0.26)[b]	2.34[b]	(0.31)[b]	61
1999 - Institutional Shares	0.89[b]	1.19[b]	0.84[b]	61
1999 - Service Shares	0.47[b]	1.69[b]	0.42[b]	61
For the Years Ended January 31,				
1999 - Class A Shares	(0.28)	1.82	(0.37)	114
1999 - Class B Shares	(0.79)	2.32	(0.87)	114
1999 - Class C Shares	(0.98)	2.32	(1.06)	114
1999 - Institutional Shares	0.23	1.21	0.15	114
1999 - Service Shares	(0.18)	1.71	(0.26)	114
1998 - Class A Shares	(0.27)	1.80	(0.40)	41
1998 - Class B Shares	(0.90)	2.30	(1.00)	41
1998 - Class C Shares (commenced August 15, 1997)	(1.43)[b]	2.37[b]	(1.53)[b]	41
1998 - Institutional Shares	0.30	1.18	0.20	41
1998 - Service Shares	(0.36)	1.65	(0.46)	41

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations	
		Net investment income (loss)	Net realized and unrealized gain (loss)
For the Years Ended August 31,			
2002 - Class A Shares	$ 9.31	$ 0.01[c]	$(1.40)
2002 - Class B Shares	9.17	(0.02)[c]	(1.39)
2002 - Class C Shares	9.18	(0.01)[c]	(1.41)
2002 - Institutional Shares	9.46	0.07[c]	(1.45)
2002 - Service Shares	9.38	0.06[c]	(1.46)
2001 - Class A Shares	13.82	(0.02)[c]	(2.93)
2001 - Class B Shares	13.69	(0.07)[c]	(2.89)
2001 - Class C Shares	13.72	(0.07)[c]	(2.91)
2001 - Institutional Shares	14.00	0.08[c]	(3.00)
2001 - Service Shares	13.86	0.02[c]	(2.94)
2000 - Class A Shares	11.75	—[c]	2.78
2000 - Class B Shares	11.71	(0.04)[c]	2.73
2000 - Class C Shares	11.72	(0.04)[c]	2.75
2000 - Institutional Shares	11.82	0.10[c]	2.79
2000 - Service Shares	11.76	0.01[c]	2.80
For the Seven Months Ended August 31,			
1999 - Class A Shares	12.20	0.05	(0.50)
1999 - Class B Shares	12.19	0.03	(0.51)
1999 - Class C Shares	12.20	0.04	(0.52)
1999 - Institutional Shares	12.23	0.18	(0.59)
1999 - Service Shares	12.20	0.08	(0.52)
For the Period Ended January 31,			
1999 - Class A Shares (commenced October 1, 1998)	10.00	(0.03)	2.23
1999 - Class B Shares (commenced October 1, 1998)	10.00	(0.02)	2.21
1999 - Class C Shares (commenced October 1, 1998)	10.00	(0.01)	2.21
1999 - Institutional Shares (commenced October 1, 1998)	10.00	(0.01)	2.24
1999 - Service Shares (commenced October 1, 1998)	10.00	(0.03)	2.23

See page 101 for all footnotes.

Total from investment operations	Distributions to shareholders: In excess of investment income	Distributions to shareholders: From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(1.39)	$ —	$(0.28)	$(0.28)	$ 7.64	(15.31)%	$ 37,017	1.81%
(1.41)	—	(0.28)	(0.28)	7.48	(15.88)	1,737	2.31
(1.42)	—	(0.28)	(0.28)	7.48	(15.86)	629	2.31
(1.38)	—	(0.28)	(0.28)	7.80	(14.95)	5,238	1.16
(1.40)	—	(0.28)	(0.28)	7.70	(15.29)	2	1.66
(2.95)	—	(1.56)	(1.56)	9.31	(23.47)	90,347	1.79
(2.96)	—	(1.56)	(1.56)	9.17	(23.80)	2,727	2.29
(2.98)	—	(1.56)	(1.56)	9.18	(23.89)	1,195	2.29
(2.92)	(0.06)	(1.56)	(1.62)	9.46	(22.94)	10,713	1.14
(2.92)	—	(1.56)	(1.56)	9.38	(23.16)	2	1.64
2.78	—	(0.71)	(0.71)	13.82	24.04	139,966	1.79
2.69	—	(0.71)	(0.71)	13.69	23.32	4,538	2.29
2.71	—	(0.71)	(0.71)	13.72	23.48	1,482	2.29
2.89	—	(0.71)	(0.71)	14.00	24.85	14,630	1.14
2.81	—	(0.71)	(0.71)	13.86	24.28	2	1.64
(0.45)	—	—	—	11.75	(3.69)	74,862	1.79[b]
(0.48)	—	—	—	11.71	(3.94)	879	2.29[b]
(0.48)	—	—	—	11.72	(3.93)	388	2.29[b]
(0.41)	—	—	—	11.82	(3.35)	5,965	1.14[b]
(0.44)	—	—	—	11.76	(3.61)	2	1.64[b]
2.20	—	—	—	12.20	22.00	61,151	1.79[b]
2.19	—	—	—	12.19	21.90	432	2.29[b]
2.20	—	—	—	12.20	22.00	587	2.29[b]
2.23	—	—	—	12.23	22.30	12,740	1.14[b]
2.20	—	—	—	12.20	22.00	2	1.64[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.16%	2.54%	(0.57)%	88%
2002 - Class B Shares	(0.21)	3.04	(0.94)	88
2002 - Class C Shares	(0.17)	3.04	(0.90)	88
2002 - Institutional Shares	0.82	1.89	0.09	88
2002 - Service Shares	0.64	2.39	(0.09)	88
2001 - Class A Shares	(0.16)	2.17	(0.54)	110
2001 - Class B Shares	(0.63)	2.67	(1.01)	110
2001 - Class C Shares	(0.64)	2.67	(1.02)	110
2001 - Institutional Shares	0.71	1.52	0.33	110
2001 - Service Shares	0.14	2.02	(0.24)	110
2000 - Class A Shares	0.02	2.17	(0.36)	98
2000 - Class B Shares	(0.27)	2.67	(0.65)	98
2000 - Class C Shares	(0.26)	2.67	(0.64)	98
2000 - Institutional Shares	0.70	1.52	0.32	98
2000 - Service Shares	0.09	2.02	(0.29)	98
For the Seven Months Ended August 31,				
1999 - Class A Shares	0.80[b]	2.29[b]	0.30[b]	55
1999 - Class B Shares	0.43[b]	2.79[b]	(0.07)[b]	55
1999 - Class C Shares	0.42[b]	2.79[b]	(0.08)[b]	55
1999 - Institutional Shares	1.53[b]	1.64[b]	1.03[b]	55
1999 - Service Shares	1.10[b]	2.14[b]	0.60[b]	55
For the Period Ended January 31,				
1999 - Class A Shares (commenced October 1, 1998)	(1.19)[b]	2.80[b]	(2.20)[b]	71
1999 - Class B Shares (commenced October 1, 1998)	(1.78)[b]	3.30[b]	(2.79)[b]	71
1999 - Class C Shares (commenced October 1, 1998)	(1.83)[b]	3.30[b]	(2.84)[b]	71
1999 - Institutional Shares (commenced October 1, 1998)	(0.33)[b]	2.15[b]	(1.34)[b]	71
1999 - Service Shares (commenced October 1, 1998)	(0.69)[b]	2.65[b]	(1.70)[b]	71

[This page intentionally left blank]

	Net asset value, beginning of period	Income from investment operations: Net investment loss	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$ 8.82	$(0.09)[C]	$(0.95)	$(1.04)
2002 - Class B Shares	8.69	(0.13)[C]	(0.93)	(1.06)
2002 - Class C Shares	8.67	(0.13)[C]	(0.93)	(1.06)
2002 - Institutional Shares	9.00	(0.04)[C]	(0.98)	(1.02)
2002 - Service Shares	8.88	(0.07)[C]	(0.96)	(1.03)
2001 - Class A Shares	15.77	(0.14)[C]	(5.80)	(5.94)
2001 - Class B Shares	15.63	(0.20)[C]	(5.73)	(5.93)
2001 - Class C Shares	15.58	(0.19)[C]	(5.71)	(5.90)
2001 - Institutional Shares	15.96	(0.08)[C]	(5.87)	(5.95)
2001 - Service Shares	15.83	(0.11)[C]	(5.83)	(5.94)
2000 - Class A Shares	16.24	(0.20)[C]	1.67	1.47
2000 - Class B Shares	16.14	(0.28)[C]	1.68	1.40
2000 - Class C Shares	16.16	(0.28)[C]	1.64	1.36
2000 - Institutional Shares	16.36	(0.09)[C]	1.67	1.58
2000 - Service Shares	16.22	(0.16)[C]	1.65	1.49
For the Seven Months Ended August 31,				
1999 - Class A Shares	11.06	(0.06)	5.24	5.18
1999 - Class B Shares	11.03	(0.09)	5.20	5.11
1999 - Class C Shares	11.04	(0.08)	5.20	5.12
1999 - Institutional Shares	11.10	(0.03)	5.29	5.26
1999 - Service Shares	11.04	(0.06)	5.24	5.18
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.06)	1.12	1.06
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.08)	1.11	1.03
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.09)	1.13	1.04
1999 - Institutional Shares (commenced May 1, 1998)	10.00	(0.02)	1.13	1.11
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.05)	1.09	1.04

See page 101 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.08)	$(0.08)	$ 7.70	(11.84)%	$16,863	1.83%
—	—	(0.08)	(0.08)	7.55	(12.25)	1,807	2.33
—	—	(0.08)	(0.08)	7.53	(12.28)	2,389	2.33
—	—	(0.08)	(0.08)	7.90	(11.38)	6,480	1.18
—	—	(0.08)	(0.08)	7.77	(11.65)	1	1.68
—	—	(1.01)	(1.01)	8.82	(39.60)	19,289	1.80
—	—	(1.01)	(1.01)	8.69	(39.90)	2,281	2.30
—	—	(1.01)	(1.01)	8.67	(39.84)	2,242	2.30
—	—	(1.01)	(1.01)	9.00	(39.16)	2,285	1.15
—	—	(1.01)	(1.01)	8.88	(39.44)	2	1.65
—	(0.21)	(1.73)	(1.94)	15.77	8.47	69,741	1.74
—	(0.18)	(1.73)	(1.91)	15.63	8.12	5,783	2.24
—	(0.21)	(1.73)	(1.94)	15.58	7.82	4,248	2.24
—	(0.25)	(1.73)	(1.98)	15.96	9.14	27,768	1.09
—	(0.15)	(1.73)	(1.88)	15.83	8.65	3	1.59
—	—	—	—	16.24	46.84	34,279	1.70[b]
—	—	—	—	16.14	46.33	4,219	2.20[b]
—	—	—	—	16.16	46.41	3,584	2.20[b]
—	—	—	—	16.36	47.40	22,709	1.05[b]
—	—	—	—	16.22	46.92	3	1.55[b]
—	—	—	—	11.06	10.60	8,391	1.64[b]
—	—	—	—	11.03	10.30	1,427	2.15[b]
—	—	—	—	11.04	10.40	284	2.15[b]
(0.01)	—	—	(0.01)	11.10	11.06	11,418	1.03[b]
—	—	—	—	11.04	10.43	2	1.53[b]

	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(1.11)%	3.19%	(2.47)%	98%
2002 - Class B Shares	(1.59)	3.69	(2.95)	98
2002 - Class C Shares	(1.60)	3.69	(2.96)	98
2002 - Institutional Shares	(0.45)	2.54	(1.81)	98
2002 - Service Shares	(0.88)	3.04	(2.24)	98
2001 - Class A Shares	(1.19)	2.29	(1.68)	75
2001 - Class B Shares	(1.67)	2.79	(2.16)	75
2001 - Class C Shares	(1.65)	2.79	(2.14)	75
2001 - Institutional Shares	(0.64)	1.64	(1.13)	75
2001 - Service Shares	(0.94)	2.14	(1.43)	75
2000 - Class A Shares	(1.20)	2.10	(1.56)	61
2000 - Class B Shares	(1.67)	2.60	(2.03)	61
2000 - Class C Shares	(1.66)	2.60	(2.02)	61
2000 - Institutional Shares	(0.53)	1.45	(0.89)	61
2000 - Service Shares	(0.94)	1.95	(1.30)	61
For the Seven Months Ended August 31,				
1999 - Class A Shares	(1.17)[b]	2.62[b]	(2.09)[b]	45
1999 - Class B Shares	(1.57)[b]	3.12[b]	(2.49)[b]	45
1999 - Class C Shares	(1.81)[b]	3.12[b]	(2.73)[b]	45
1999 - Institutional Shares	(0.37)[b]	1.97[b]	(1.29)[b]	45
1999 - Service Shares	(0.74)[b]	2.47[b]	(1.66)[b]	45
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	(1.20)[b]	4.18[b]	(3.74)[b]	53
1999 - Class B Shares (commenced May 1, 1998)	(1.76)[b]	4.69[b]	(4.30)[b]	53
1999 - Class C Shares (commenced May 1, 1998)	(1.69)[b]	4.69[b]	(4.23)[b]	53
1999 - Institutional Shares (commenced May 1, 1998)	(0.36)[b]	3.57[b]	(2.90)[b]	53
1999 - Service Shares (commenced May 1, 1998)	(0.68)[b]	4.07[b]	(3.22)[b]	53

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment loss	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 9.81	$(0.07)[C]	$(1.78)	$(1.85)
2002 - Class B Shares	9.66	(0.11)[C]	(1.74)	(1.85)
2002 - Class C Shares	9.66	(0.11)[C]	(1.75)	(1.86)
2002 - Institutional Shares	10.03	(0.01)[C]	(1.82)	(1.83)
2002 - Service Shares	9.85	(0.04)[C]	(1.80)	(1.84)
2001 - Class A Shares	16.12	(0.12)[C]	(5.21)	(5.33)
2001 - Class B Shares	15.98	(0.18)[C]	(5.16)	(5.34)
2001 - Class C Shares	15.97	(0.17)[C]	(5.16)	(5.33)
2001 - Institutional Shares	16.37	(0.05)[C]	(5.31)	(5.36)
2001 - Service Shares	16.16	(0.10)[C]	(5.23)	(5.33)
2000 - Class A Shares	13.24	(0.12)[C]	3.52	3.40
2000 - Class B Shares	13.19	(0.18)[C]	3.49	3.31
2000 - Class C Shares	13.19	(0.19)[C]	3.49	3.30
2000 - Institutional Shares	13.35	(0.03)[C]	3.57	3.54
2000 - Service Shares	13.24	(0.10)[C]	3.54	3.44
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	10.62	(0.03)	2.65	2.62
1999 - Class B Shares	10.61	(0.08)[C]	2.66	2.58
1999 - Class C Shares	10.61	(0.08)[C]	2.66	2.58
1999 - Institutional Shares	10.66	—	2.69	2.69
1999 - Service Shares	10.61	(0.02)	2.65	2.63
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.04)	0.66	0.62
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.10)	0.71	0.61
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.06)	0.67	0.61
1999 - Institutional Shares (commenced May 1, 1998)	10.00	—	0.67	0.67
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.02)	0.63	0.61

See page 101 for all footnotes.

Distributions to shareholders						
In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ 7.96	(18.86)%	$ 51,188	2.03%
—	—	—	7.81	(19.15)	1,171	2.53
—	—	—	7.80	(19.25)	1,377	2.53
—	—	—	8.20	(18.25)	41,175	1.38
—	—	—	8.01	(18.68)	25	1.88
—	(0.98)	(0.98)	9.81	(34.26)	161,849	2.05
—	(0.98)	(0.98)	9.66	(34.64)	1,709	2.55
—	(0.98)	(0.98)	9.66	(34.60)	1,826	2.55
—	(0.98)	(0.98)	10.03	(33.90)	82,850	1.40
—	(0.98)	(0.98)	9.85	(34.17)	8	1.90
—	(0.52)	(0.52)	16.12	26.26	327,697	2.05
—	(0.52)	(0.52)	15.98	25.66	2,827	2.55
—	(0.52)	(0.52)	15.97	25.58	3,672	2.55
—	(0.52)	(0.52)	16.37	27.12	187,075	1.40
—	(0.52)	(0.52)	16.16	26.57	3	1.90
—	—	—	13.24	24.67	69,458	2.05[b]
—	—	—	13.19	24.32	303	2.55[b]
—	—	—	13.19	24.32	419	2.55[b]
—	—	—	13.35	25.24	65,772	1.40[b]
—	—	—	13.24	24.79	2	1.90[b]
—	—	—	10.62	6.20	33,002	2.02[b]
—	—	—	10.61	6.10	213	2.51[b]
—	—	—	10.61	6.10	175	2.51[b]
(0.01)	—	(0.01)	10.66	6.67	36,992	1.40[b]
—	—	—	10.61	6.10	2	1.90[b]

		Ratios assuming no expense reductions		
	Ratio of net investment loss to average net assets	Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.77)%	2.37%	(1.11)%	56%
2002 - Class B Shares	(1.22)	2.87	(1.56)	56
2002 - Class C Shares	(1.23)	2.87	(1.57)	56
2002 - Institutional Shares	(0.12)	1.72	(0.46)	56
2002 - Service Shares	(0.49)	2.22	(0.83)	56
2001 - Class A Shares	(1.02)	2.13	(1.10)	64
2001 - Class B Shares	(1.51)	2.63	(1.59)	64
2001 - Class C Shares	(1.47)	2.63	(1.55)	64
2001 - Institutional Shares	(0.38)	1.48	(0.46)	64
2001 - Service Shares	(0.86)	1.98	(0.94)	64
2000 - Class A Shares	(0.79)	2.22	(0.96)	73
2000 - Class B Shares	(1.16)	2.72	(1.33)	73
2000 - Class C Shares	(1.23)	2.72	(1.40)	73
2000 - Institutional Shares	(0.19)	1.57	(0.36)	73
2000 - Service Shares	(0.63)	2.07	(0.80)	73
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	(0.68)[b]	2.42[b]	(1.05)[b]	59
1999 - Class B Shares	(1.16)[b]	2.92[b]	(1.53)[b]	59
1999 - Class C Shares	(1.21)[b]	2.92[b]	(1.58)[b]	59
1999 - Institutional Shares	(0.05)[b]	1.77[b]	(0.42)[b]	59
1999 - Service Shares	(0.35)[b]	2.27[b]	(0.72)[b]	59
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	(1.03)[b]	3.60[b]	(2.61)[b]	96
1999 - Class B Shares (commenced May 1, 1998)	(1.30)[b]	4.09[b]	(2.88)[b]	96
1999 - Class C Shares (commenced May 1, 1998)	(1.45)[b]	4.09[b]	(3.03)[b]	96
1999 - Institutional Shares (commenced May 1, 1998)	(0.19)[b]	2.98[b]	(1.77)[b]	96
1999 - Service Shares (commenced May 1, 1998)	(0.26)[b]	3.48[b]	(1.84)[b]	96

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 7.21	$(0.04)[C]	$(0.03)	$(0.07)
2002 - Class B Shares	7.09	(0.08)[C]	(0.01)	(0.09)
2002 - Class C Shares	7.11	(0.08)[C]	(0.02)	(0.10)
2002 - Institutional Shares	7.38	0.01[C]	(0.02)	(0.01)
2002 - Service Shares	7.12	(0.06)[C]	0.01	(0.05)
2001 - Class A Shares	10.83	0.01[C]	(3.27)	(3.26)
2001 - Class B Shares	10.72	(0.02)[C]	(3.25)	(3.27)
2001 - Class C Shares	10.75	(0.03)[C]	(3.25)	(3.28)
2001 - Institutional Shares	11.02	0.05[C]	(3.33)	(3.28)
2001 - Service Shares	10.63	0.08[C]	(3.23)	(3.15)
2000 - Class A Shares	9.26	(0.05)[C]	1.62	1.57
2000 - Class B Shares	9.21	(0.11)[C]	1.62	1.51
2000 - Class C Shares	9.24	(0.10)[C]	1.61	1.51
2000 - Institutional Shares	9.37	0.01[C]	1.64	1.65
2000 - Service Shares	9.05	0.01[C]	1.57	1.58
For the Seven Months Ended August 31,				
1999 - Class A Shares	7.04	(0.01)	2.23	2.22
1999 - Class B Shares	7.03	(0.03)	2.21	2.18
1999 - Class C Shares	7.05	(0.03)	2.22	2.19
1999 - Institutional Shares	7.09	0.02	2.26	2.28
1999 - Service Shares	6.87	0.01	2.17	2.18
For the Year Ended January 31,				
1999 - Class A Shares	9.69	0.04	(2.40)	(2.36)
1999 - Class B Shares	9.69	0.03	(2.41)	(2.38)
1999 - Class C Shares	9.70	0.01	(2.39)	(2.38)
1999 - Institutional Shares	9.70	0.06	(2.36)	(2.30)
1999 - Service Shares	9.69	(0.13)	(2.41)	(2.54)
For the Period Ended January 31,				
1998 - Class A Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)
1998 - Class B Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)
1998 - Class C Shares (commenced December 15, 1997)	10.00	—	(0.30)	(0.30)
1998 - Institutional Shares (commenced December 15, 1997)	10.00	0.01	(0.31)	(0.30)
1998 - Service Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)

See page 101 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ —	$ 7.14	(0.97)%	$ 22,442	2.25%
—	—	—	—	7.00	(1.27)	1,351	2.75
—	—	—	—	7.01	(1.41)	706	2.75
—	—	—	—	7.37	(0.14)	66,920	1.60
—	—	—	—	7.07	(0.70)	50	2.10
—	—	(0.36)	(0.36)	7.21	(30.55)	33,827	2.24
—	—	(0.36)	(0.36)	7.09	(30.97)	1,498	2.74
—	—	(0.36)	(0.36)	7.11	(30.98)	656	2.74
—	—	(0.36)	(0.36)	7.38	(30.20)	74,483	1.59
—	—	(0.36)	(0.36)	7.12	(30.08)	8	1.55
—	—	—	—	10.83	16.95	64,279	2.11
—	—	—	—	10.72	16.40	2,187	2.61
—	—	—	—	10.75	16.34	1,304	2.61
—	—	—	—	11.02	17.61	145,774	1.46
—	—	—	—	10.63	17.46	2	1.96
—	—	—	—	9.26	31.53	65,698	2.04[b]
—	—	—	—	9.21	31.01	972	2.54[b]
—	—	—	—	9.24	31.06	1,095	2.54[b]
—	—	—	—	9.37	32.16	108,574	1.39[b]
—	—	—	—	9.05	31.73	2	1.89[b]
(0.07)	(0.22)	—	(0.29)	7.04	(24.32)	52,704	2.09
(0.07)	(0.21)	—	(0.28)	7.03	(24.51)	459	2.59
(0.07)	(0.20)	—	(0.27)	7.05	(24.43)	273	2.59
(0.08)	(0.23)	—	(0.31)	7.09	(23.66)	90,189	1.35
(0.07)	(0.21)	—	(0.28)	6.87	(26.17)	1	1.85
—	—	—	—	9.69	(3.10)	17,681	1.90[b]
—	—	—	—	9.69	(3.10)	64	2.41[b]
—	—	—	—	9.70	(3.00)	73	2.48[b]
—	—	—	—	9.70	(3.00)	19,120	1.30[b]
—	—	—	—	9.69	(3.10)	2	2.72[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.51)%	2.56%	(0.82)%	104%
2002 - Class B Shares	(1.03)	3.06	(1.34)	104
2002 - Class C Shares	(1.04)	3.06	(1.35)	104
2002 - Institutional Shares	0.13	1.91	(0.18)	104
2002 - Service Shares	(0.93)	2.41	(1.24)	104
2001 - Class A Shares	0.11	2.49	(0.14)	139
2001 - Class B Shares	(0.29)	2.99	(0.54)	139
2001 - Class C Shares	(0.41)	2.99	(0.66)	139
2001 - Institutional Shares	0.63	1.84	0.38	139
2001 - Service Shares	0.97	2.34	0.18	139
2000 - Class A Shares	(0.49)	2.30	(0.68)	125
2000 - Class B Shares	(1.00)	2.80	(1.19)	125
2000 - Class C Shares	(0.96)	2.80	(1.15)	125
2000 - Institutional Shares	0.13	1.65	(0.06)	125
2000 - Service Shares	0.14	2.15	(0.05)	125
For the Seven Months Ended August 31,				
1999 - Class A Shares	(0.15)[b]	2.41[b]	(0.52)[b]	63
1999 - Class B Shares	(0.71)[b]	2.91[b]	(1.08)[b]	63
1999 - Class C Shares	(0.85)[b]	2.91[b]	(1.22)[b]	63
1999 - Institutional Shares	0.50[b]	1.76[b]	0.13[b]	63
1999 - Service Shares	0.12[b]	2.26[b]	(0.25)[b]	63
For the Year Ended January 31,				
1999 - Class A Shares	0.80	2.53	0.36	154
1999 - Class B Shares	0.19	3.03	(0.25)	154
1999 - Class C Shares	0.28	3.03	(0.16)	154
1999 - Institutional Shares	1.59	1.79	1.15	154
1999 - Service Shares	(1.84)	2.29	(2.28)	154
For the Period Ended January 31,				
1998 - Class A Shares (commenced December 15, 1997)	0.55[b]	5.88[b]	(3.43)[b]	3
1998 - Class B Shares (commenced December 15, 1997)	0.05[b]	6.39[b]	(3.93)[b]	3
1998 - Class C Shares (commenced December 15, 1997)	(0.27)[b]	6.46[b]	(4.25)[b]	3
1998 - Institutional Shares (commenced December 15, 1997)	0.80[b]	5.28[b]	(3.18)[b]	3
1998 - Service Shares (commenced December 15, 1997)	(0.05)[b]	6.70[b]	(4.03)[b]	3

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$ 8.07	$ 0.06[C]	$ 0.52	$ 0.58
2002 - Class B Shares	7.87	0.01[C]	0.51	0.52
2002 - Class C Shares	7.85	0.02[C]	0.50	0.52
2002 - Institutional Shares	8.32	0.12[C]	0.53	0.65
2001 - Class A Shares	11.16	0.04[C]	(3.13)	(3.09)
2001 - Class B Shares	10.91	—[C]	(3.04)	(3.04)
2001 - Class C Shares	10.88	(0.01)[C]	(3.02)	(3.03)
2001 - Institutional Shares	11.41	0.13[C]	(3.22)	(3.09)
2000 - Class A Shares	11.07	(0.05)[C]	0.14	0.09
2000 - Class B Shares	10.88	(0.11)[C]	0.14	0.03
2000 - Class C Shares	10.85	(0.11)[C]	0.14	0.03
2000 - Institutional Shares	11.24	0.01[C]	0.16	0.17
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	7.79	(0.02)	3.30	3.28
1999 - Class B Shares	7.68	(0.04)	3.24	3.20
1999 - Class C Shares	7.68	(0.04)	3.21	3.17
1999 - Institutional Shares	7.91	0.01	3.36	3.37
For the Years Ended January 31,				
1999 - Class A Shares	8.38	0.07	(0.66)	(0.59)
1999 - Class B Shares	8.31	0.01	(0.64)	(0.63)
1999 - Class C Shares	8.29	—	(0.61)	(0.61)
1999 - Institutional Shares	8.44	0.03	(0.56)	(0.53)
1998 - Class A Shares	16.31	—	(7.90)	(7.90)
1998 - Class B Shares	16.24	0.01	(7.91)	(7.90)
1998 - Class C Shares (commenced August 15, 1997)	15.73	0.01	(7.42)	(7.41)
1998 - Institutional Shares	16.33	0.10	(7.96)	(7.86)

See page 101 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ 8.65	7.18%	$ 29,635	1.87%
—	—	—	8.39	6.73	3,101	2.37
—	—	—	8.37	6.62	1,055	2.37
—	—	—	8.97	7.80	4,068	1.22
—	—	—	8.07	(27.53)	33,854	1.85
—	—	—	7.87	(27.80)	3,645	2.35
—	—	—	7.85	(27.78)	1,010	2.35
—	—	—	8.32	(26.93)	3,055	1.20
—	—	—	11.16	0.72	86,458	1.85
—	—	—	10.91	0.18	6,849	2.35
—	—	—	10.88	0.18	2,265	2.35
—	—	—	11.41	1.42	5,236	1.20
—	—	—	11.07	42.11	84,269	1.85[b]
—	—	—	10.88	41.67	7,258	2.35[b]
—	—	—	10.85	41.28	2,281	2.35[b]
—	(0.04)	(0.04)	11.24	42.61	12,363	1.20[b]
—	—	—	7.79	(7.04)	59,940	1.93
—	—	—	7.68	(7.58)	4,190	2.45
—	—	—	7.68	(7.36)	999	2.45
—	—	—	7.91	(6.28)	4,200	1.16
—	(0.03)	(0.03)	8.38	(48.49)	87,437	1.75
—	(0.03)	(0.03)	8.31	(48.70)	3,359	2.30
—	(0.03)	(0.03)	8.29	(47.17)	436	2.35[b]
(0.03)	—	(0.03)	8.44	(48.19)	874	1.11

ASIA GROWTH FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.70%	3.17%	(0.60)%	161%
2002 - Class B Shares	0.17	3.67	(1.13)	161
2002 - Class C Shares	0.23	3.67	(1.07)	161
2002 - Institutional Shares	1.35	2.52	0.05	161
2001 - Class A Shares	0.41	2.57	(0.31)	314
2001 - Class B Shares	(0.04)	3.07	(0.76)	314
2001 - Class C Shares	(0.07)	3.07	(0.79)	314
2001 - Institutional Shares	1.41	1.92	0.69	314
2000 - Class A Shares	(0.39)	2.30	(0.84)	207
2000 - Class B Shares	(0.91)	2.80	(1.36)	207
2000 - Class C Shares	(0.91)	2.80	(1.36)	207
2000 - Institutional Shares	0.12	1.65	(0.33)	207
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.38)[b]	2.27[b]	(0.80)[b]	97
1999 - Class B Shares	(0.90)[b]	2.77[b]	(1.32)[b]	97
1999 - Class C Shares	(0.89)[b]	2.77[b]	(1.31)[b]	97
1999 - Institutional Shares	(0.14)[b]	1.62[b]	(0.28)[b]	97
For the Years Ended January 31,				
1999 - Class A Shares	0.63	2.48	0.08	106
1999 - Class B Shares	0.10	2.97	(0.42)	106
1999 - Class C Shares	0.10	2.97	(0.42)	106
1999 - Institutional Shares	1.10	1.68	0.58	106
1998 - Class A Shares	0.31	1.99	0.07	105
1998 - Class B Shares	(0.29)	2.50	(0.49)	105
1998 - Class C Shares (commenced August 15, 1997)	(0.26)[b]	2.55[b]	(0.46)[b]	105
1998 - Institutional Shares	0.87	1.31	0.67	105

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*


[This page intentionally left blank]

Index

International Equity Funds
Prospectus (Institutional Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database: http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

EQINTLPROINS

Prospectus

Service Shares

December 20, 2002

GOLDMAN SACHS INTERNATIONAL EQUITY FUNDS



- Goldman Sachs CORE℠ International Equity Fund
- Goldman Sachs International Equity Fund
- Goldman Sachs European Equity Fund
- Goldman Sachs Japanese Equity Fund
- Goldman Sachs International Growth Opportunities Fund
- Goldman Sachs Emerging Markets Equity Fund
- Goldman Sachs Asia Growth Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.



Goldman
Sachs

Asset Management

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the CORE International Equity Fund. Goldman Sachs Asset Management International serves as investment adviser to International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds. Goldman Sachs Asset Management and Goldman Sachs Asset Management International are each referred to in this Prospectus as the ''Investment Adviser.''

ACTIVE INTERNATIONAL STYLE FUNDS

Goldman Sachs' Active International Investment Philosophy:

Belief	How the Investment Adviser Acts on Belief
■ Equity markets are inefficient	Seeks excess return through team driven, research intensive and bottom-up stock selection.
■ Returns are variable	Seeks to capitalize on variability of market and regional returns through asset allocation decisions.
■ Corporate fundamentals ultimately drive share price	Seeks to conduct rigorous, first-hand research of business and company management.
■ A business' intrinsic value will be achieved over time	Seeks to realize value through a long-term investment horizon.
■ Portfolio risk must be carefully analyzed and monitored	Seeks to systematically monitor and manage risk through diversification, multifactor risk models and currency management.

The Investment Adviser attempts to manage risk in these Funds through disciplined portfolio construction and continual portfolio review and analysis. As a result, bottom-up stock selection, driven by fundamental research, should be a main driver of returns.

Goldman Sachs' CORE Investment Philosophy:

Goldman Sachs' quantitative style of funds—CORE—emphasizes the two building blocks of active management: **stock selection** and **portfolio construction**.

I. CORE Stock Selection

The CORE Fund uses the Goldman Sachs proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in the Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Price Momentum*** (What are medium-term price trends?)
- ***Earnings Momentum*** (Are company profit expectations growing?)
- ***Stability*** (How likely is the risk of earnings disappointment?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process combines both our quantitative and qualitative analysis.

II. CORE Portfolio Construction

Portfolio risk is monitored with the use of a sophisticated risk model, which measures the portfolio's exposure to a variety of risk factors and estimates the associated volatility. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark and by attempting to run a size and sector neutral portfolio. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given each CORE Fund benchmark. In addition, the CORE International Equity Fund utilizes proprietary quantitative models to allocate assets across countries.

Goldman Sachs CORE Funds are fully invested, broadly diversified and offer consistent overall portfolio characteristics. They may serve as good foundations on which to build a portfolio.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs CORE International Equity Fund

FUND FACTS	
Objective:	Long-term growth of capital
Benchmark:	MSCI® Europe, Australasia, Far East (''EAFE®'') Index (unhedged)
Investment Focus:	Large-cap equity investments in companies that are organized outside the United States or whose securities are primarily traded outside the United States
Investment Style:	Quantitative

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital. The Fund seeks this objective through a broadly diversified portfolio of equity investments in large-cap companies that are organized outside the United States or whose securities are principally traded outside the United States.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in companies that are organized outside the United States or whose securities are principally traded outside the United States.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time, provided the Fund's assets are invested in at least three foreign countries. The Fund may invest in the securities of issuers in countries with emerging markets or economies (''emerging countries'').

The Fund seeks broad representation of large-cap issuers across major countries and sectors of the international economy. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the EAFE® Index. In addition, the Fund seeks a portfolio composed of companies with attractive valuations and stronger momentum characteristics than the EAFE® Index.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered to be cash equivalents.

Goldman Sachs International Equity Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	MSCI® EAFE® Index (unhedged)
Investment Focus:	Equity investments in companies organized outside the United States or whose securities are principally traded outside the United States
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in companies that are organized outside the United States or whose securities are principally traded outside the United States. The Fund intends to invest in companies with public stock market capitalizations that are larger than $1 billion at the time of investment.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time provided that the Fund's assets are invested in at least three foreign countries.

The Fund expects to invest a substantial portion of its assets in the securities of issuers located in the developed countries of Western Europe and in Japan. However, the Fund may also invest in the securities of issuers located in Australia, Canada, New Zealand and in emerging countries. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations.

Other. The Fund may also invest up to 20% of its Net Assets in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs European Equity Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® Europe Index (unhedged)
Investment Focus:	Equity investments in European issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in European issuers. Because of its focus, the Fund will be more susceptible to European economic, market, political and local risks than a fund that is more geographically diversified.

A European issuer is a company that either:

- Has a class of its securities whose principal securities market is in one or more European countries;
- Is organized under the laws of, or has a principal office in, a European country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more European countries; or
- Maintains 50% or more of its assets in one or more European countries.

The Fund may allocate its assets among different countries as determined by the Investment Adviser from time to time, provided that the Fund's assets are invested in at least three European countries. It is currently anticipated that a majority of the Fund's assets will be invested in the equity securities of large-cap companies located in the developed countries of Western Europe. However, the Fund may also invest, without limit, in mid-cap companies and small-cap companies, as well as companies located in emerging countries in Eastern European nations, including the states that formerly comprised the Soviet Union and Yugoslavia.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in issuers located in non-European countries including emerging countries located in Latin and South America, Africa and Asia, and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs Japanese Equity Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	Tokyo Price Index (''TOPIX'') (unhedged)
Investment Focus:	Equity investments in Japanese issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in Japanese issuers. A Japanese issuer is a company that either:

- Has a class of its securities whose principal securities market is in Japan;
- Is organized under the laws of, or has a principal office in, Japan;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in Japan; or
- Maintains 50% or more of its assets in Japan.

The Fund's concentration in Japanese issuers will expose it to the risks of adverse social, political and economic events which occur in Japan or affect the Japanese markets. These risks, some of which are discussed briefly below, may adversely affect the ability of the Fund to achieve its investment objective.

Japan's economy, the second largest among developed nations, grew substantially after World War II. More recently, however, Japan's economic growth has been substantially below the level of earlier decades, and its economy has drifted between modest growth and recession. Currently, Japan has been experiencing stagnant consumer demand, higher unemployment and deflationary pressures. In response to these conditions, Japan has attempted to implement changes regarding high wages and taxes, currency valuations, structural rigidities, political reform and

the deregulation of its economy. These initiatives have, however, resulted in notable uncertainty and loss of public confidence. The current Prime Minister, shortly after taking office in April 2001, announced the outlines of a reform agenda to revitalize the economy. However, since then the credit rating of Japanese Government debt has been downgraded as concern increased regarding the slow progress in implementing effective structural economic reform.

Japan's economy is heavily dependent upon international trade, and is especially sensitive to trade barriers and disputes. In particular, Japan relies on large imports of agricultural products, raw materials and fuels. A substantial rise in world oil or commodity prices, or a fall-off in Japan's manufactured exports, could be expected to affect Japan's economy adversely. Japan's banking industry and, more generally, the Japanese economy have suffered from non-performing loans, low real estate values and lower valuations of securities holdings. Many Japanese banks have required public funds to avert insolvency.

The common stock of many Japanese companies has historically traded at high price-to-earnings ratios. Differences in accounting methods, interest rates and inflation have made it difficult to make comparisons with other companies in different countries. In 2002, as the overall market level came down primarily due to concern over the direction of Japan's macroeconomic conditions, the valuation of Japanese issuers became more comparable to issuers of other countries, especially the United States. Japan has been also well-known for its high degree of cross-holdings between banks and corporations, which has sometimes distorted the supply and demand of certain stocks. Recently, however, degree of such cross-holdings has begun to diminish.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in non-Japanese issuers and in fixed-income securities, such as government, corporate and bank debt obligations.

Goldman Sachs International Growth Opportunities Fund

FUND FACTS	
Objective:	Long-term capital appreciation
Benchmark:	MSCI® EAFE® Small Cap Index (unhedged)
Investment Focus:	Small-cap foreign equity investments
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in companies:

- With public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within $100 million and $4 billion, at the time of investment; and
- That are organized outside the United States or whose securities are principally traded outside the United States.

The Fund seeks to achieve its investment objective by investing in issuers that are considered by the Investment Adviser to be strategically positioned for long-term growth.

The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time provided that the Fund's assets are invested in at least three foreign countries. The Fund expects to invest a substantial portion of its assets in securities of companies in the developed countries of Western Europe, Japan and Asia. However, the Fund may also invest in the securities of issuers located in Australia, Canada, New Zealand and in emerging countries. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in companies with public stock market capitalizations outside the market capitalization range stated above at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations. If the market capitalization of a company held by the Fund moves outside the range stated above, the Fund may, consistent with its investment objective, continue to hold the security.

Goldman Sachs Emerging Markets Equity Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® Emerging Markets Free Index
Investment Focus:	Equity investments in emerging country issuers
Investment Style:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in emerging country issuers. The Investment Adviser may consider classifications by the World Bank, the International Finance Corporation or the United Nations and its agencies in determining whether a country is emerging or developed. Currently, emerging countries include, among others, most Latin and South American, African, Asian and Eastern European nations. The Investment Adviser currently intends that the Fund's investment focus will be in the following emerging countries as well as any other emerging country to the extent that foreign investors are permitted by applicable law to make such investments:

- Argentina
- Botswana
- Brazil
- Chile
- China
- Colombia
- Czech Republic
- Egypt
- Greece
- Hong Kong
- Hungary
- India
- Indonesia
- Israel
- Jordan
- Kenya
- Malaysia
- Mexico
- Morocco
- Pakistan
- Peru
- Philippines
- Poland
- Russia
- Singapore
- South Africa
- South Korea
- Sri Lanka
- Taiwan
- Thailand
- Turkey
- Venezuela
- Zimbabwe

Goldman Sachs Emerging Markets Equity Fund continued

An emerging country issuer is any company that either:

- Has a class of its securities whose principal securities market is in an emerging country;
- Is organized under the laws of, or has a principal office in, an emerging country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more emerging countries; or
- Maintains 50% or more of its assets in one or more emerging countries.

Under normal circumstances, the Fund maintains investments in at least six emerging countries, and will not invest more than 35% of its Net Assets in securities of issuers in any one emerging country. Allocation of the Fund's investments will depend upon the relative attractiveness of the emerging country markets and particular issuers. In addition, macro-economic factors and the portfolio managers' and Goldman Sachs economists' views of the relative attractiveness of emerging countries and currencies are considered in allocating the Fund's assets among emerging countries.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in (i) fixed-income securities of private and government emerging country issuers; and (ii) equity and fixed-income securities, such as government, corporate and bank debt obligations, of developed country issuers.

Goldman Sachs Asia Growth Fund

FUND FACTS

Objective:	Long-term capital appreciation
Benchmark:	MSCI® All Country Asia Free ex-Japan Index (unhedged)
Investment Focus:	Equity investments in issuers in Asian countries
Investment Process:	Active International

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in Asian issuers.

An Asian issuer is any company that either:

- Has a class of its securities whose principal securities market is in one or more Asian countries;
- Is organized under the laws of, or has a principal office in, an Asian country;
- Derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more Asian countries; or
- Maintains 50% or more of its assets in one or more Asian countries.

The Fund may allocate its assets among the Asian countries as determined from time to time by the Investment Adviser. For purposes of the Fund's investment policies, Asian countries include:

- China
- Hong Kong
- India
- Indonesia
- Malaysia
- Pakistan
- Philippines
- Singapore
- South Korea
- Sri Lanka
- Taiwan
- Thailand

Goldman Sachs Asia Growth Fund continued

as well as any other country in Asia (other than Japan) to the extent that foreign investors are permitted by applicable law to make such investments.

Starting in mid-1997 some Pacific region countries began to experience currency devaluations that resulted in high interest rate levels and sharp reductions in economic activity. This situation resulted in a significant drop in the securities prices of companies located in the region. Since that time countries in the region have experienced recession and government intervention, have sought assistance from the International Monetary Fund and have experienced substantial domestic unrest. Although some restructuring has been undertaken, it is uncertain whether these efforts will be successful or whether the recent problems in the region will persist.

Allocation of the Fund's investments will depend upon the Investment Adviser's views of the relative attractiveness of the Asian markets and particular issuers, and allocations are subject to change in light of those views. Concentration of the Fund's assets in one or a few of the Asian countries and Asian currencies will subject the Fund to greater risks than if the Fund's assets were not so concentrated. On August 31, 2002 (the end of the Fund's last fiscal year), 32% of the Fund's assets were invested in securities that traded in South Korea and 22.1% were invested in securities that traded in Hong Kong.

While South Korea has instituted reforms to stabilize its economy and to reform its capital markets, there is no assurance that these structural reforms will result in sustainable growth. A small number of companies and industries still represent a large portion of the market in South Korea. In addition, South Korea's financial system remains vulnerable and could be threatened by further economic instability. North Korea has been a concern to South Korea since the end of World War II, due to the threat of military aggression by North Korea. North Korea has purportedly developed nuclear weapons, holds a stockpile of chemical weapons and maintains an army of close to one million. There have been efforts to improve relations, but tensions between South Korea and North Korea are likely to continue for the foreseeable future.

Uncertainties also exist with respect to the Hong Kong market. In 1997, the sovereignty of Hong Kong reverted from the United Kingdom to China. Although Hong Kong is, by law, to maintain a high degree of autonomy, there can be no assurance that Hong Kong will not be adversely affected by Chinese sovereignty or political developments. Furthermore, the reversion of Hong Kong to China has

created additional uncertainty as to future currency valuation relative to the U.S. dollar. Because the Hong Kong stock market has significant exposure to the property market in Hong Kong, the Fund's investments could be adversely affected by a decline in that market.

Other. The Fund may invest in the aggregate up to 20% of its Net Assets in equity investments in issuers located in non-Asian countries and Japan, and in fixed-income securities, such as government, corporate and bank debt obligations.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Fund's annual/semi-annual reports. For more information see Appendix A.

10 Percent of total assets (including securities lending collateral) (*italic type*)
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Investment Practices			
Borrowings	*33⅓*	*33⅓*	*33⅓*
Cross Hedging of Currencies	•	•	•
Currency Swaps*	15	15	15
Custodial Receipts and Trust Certificates	•	•	•
Equity Swaps*	15	15	15
Foreign Currency Transactions	•	•	•
Futures Contracts and Options on Futures Contracts	•	•	•
Investment Company Securities (including iShares[SM] and Standard & Poor's Depositary Receipts[TM])	*10*	*10*	*10*
Options on Foreign Currencies[1]	•	•	•
Options on Securities and Securities Indices[2]	•	•	•
Unseasoned Companies	•	•	•
Warrants and Stock Purchase Rights	•	•	•
Repurchase Agreements	•	•	•
Securities Lending	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	—	25	25
When-Issued Securities and Forward Commitments	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[1] *The Funds may purchase and sell call and put options.*
[2] *The Funds may sell covered call and put options and purchase call and put options.*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*
•	•	•	•
15	15	15	15
•	•	•	•
15	15	15	15
•	•	•	•
•	•	•	•
10	*10*	*10*	*10*
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
33 1/3	*33 1/3*	*33 1/3*	*33 1/3*
25	25	25	25
•	•	•	•

10 Percent of Total Assets (excluding securities lending collateral) (*italic type*)
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Investment Securities			
American, European and Global Depositary Receipts	•	•	•
Asset-Backed and Mortgage-Backed Securities[2]	—	•	•
Bank Obligations[1,2]	•	•	•
Convertible Securities	•	•	•
Corporate Debt Obligations[2]	•[4]	•	•
Equity Investments	80+	80+	80+
Emerging Country Securities	*25*	•	•
Fixed-Income Securities[3]	20[4]	20	20[5]
Foreign Securities	•	•	•
Foreign Government Securities[2]	•	•	•
Non-Investment Grade Fixed-Income Securities[2]	—	•[6]	•[6]
Real Estate Investment Trusts	•	•	•
Structured Securities*	•	•	•
Temporary Investments	*35*	*100*	*100*
U.S. Government Securities[2]	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[1] *Issued by U.S. or foreign banks.*
[2] *Limited by the amount the Fund invests in fixed-income securities.*
[3] *Except as noted under ''Non-Investment Grade Fixed-Income Securities,'' fixed-income securities are investment grade (e.g., BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally recognized statistical rating organization (''NRSRO'')).*
[4] *Cash equivalents only.*
[5] *The European Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) equity investments in issuers located in non-European countries; and (2) fixed-income securities.*
[6] *May be BB or lower by Standard & Poor's, Ba or lower by Moody's or have a comparable rating by another NRSRO at the time of investment.*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
•	•	•	•
80+	80+	80+	80+
•	•	•	•
20[7]	20[8]	20[9]	20[10]
•	•	•	•
•	•	•	•
•[6]	•[6]	•[6]	•[6]
•	•	•	•
•	•	•	•
100	*100*	*35*	*100*
•	•	•	•

[7] *The Japanese Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities; and (2) equity investments in non-Japanese issuers.*

[8] *The International Growth Opportunities Fund may invest in the aggregate up to 20% of its Net Assets in (1) fixed-income securities; and (2) equity investments in companies with public stock market capitalizations of less than $100 million or more than $4 billion at the time of investment.*

[9] *The Emerging Markets Equity Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities of private and government emerging country issuers; and (2) equity and fixed-income investments in developed country issuers.*

[10] *The Asia Growth Fund may invest in the aggregate up to 20% of its Net Assets in: (1) fixed-income securities; and (2) equity investments in issuers located in non-Asian countries and Japan.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	CORE International Equity	International Equity	European Equity	Japanese Equity	International Growth Opportunities	Emerging Markets Equity	Asia Growth
Credit/Default	•	•	•	•	•	•	•
Foreign	•	•	•	•	•	•	•
Emerging Countries	•	•	•	•	•	•	•
Stock	•	•	•	•	•	•	•
Derivatives	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Management	•	•	•	•	•	•	•
Market	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
Investment Style	•	•	•	•	•	•	•
Geographic	•	•	•	•	•	•	•
Mid Cap/Small Cap	—	—	•	—	•	—	—
Initial Public Offering (''IPO'')	•	—	•	•	•	•	•

All Funds:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

- ***Emerging Countries Risk***—The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investment in more developed countries.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund

may further increase liquidity risk and may impact a Fund's net asset value (''NAV'').

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.
- ***Geographic Risk***—The European Equity Fund invests primarily in equity investments in European issuers. The Japanese Equity Fund invests primarily in equity investments in Japanese issuers. The Asia Growth Fund invests primarily in equity investments in Asian issuers. Concentration of the investments of these or other Funds in issuers located in a particular country or region will subject a Fund, to a greater extent than if investments were less concentrated, to the risks of adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in that country or region.

Specific Funds:

- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Service Shares from year to year; and (b) how the average annual total returns of a Fund's Service Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

As of the date of this Prospectus, Service Shares of the Asia Growth Fund had not commenced operations. Performance of the Asia Growth Fund is represented by the Fund's Class A Shares. Class A Shares are not offered in this Prospectus but have substantially similar annual returns because the shares are invested in the same investment portfolio of securities. Annual returns differ only to the extent that Class A Shares have a 0.50% distribution and service fee and a 0.19% transfer agency fee while Service Shares have a 0.25% personal account maintenance fee, a 0.25% shareholder administration fee and a 0.04% transfer agency fee. In addition, Class A Shares, unlike Service Shares, are subject to a maximum sales charge of 5.5% which is reflected in the table, but not in the bar chart for the Asia Growth Fund.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Service Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Service Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Service Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Service Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

CORE International Equity Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –17.52%.
Best Quarter*
Q4 '98 +18.97%
Worst Quarter*
Q3 '98 –15.97%
14.09%
28.34%
-16.08%
-18.80%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 8/15/97)		
Returns Before Taxes	–18.80%	–2.99%
Returns After Taxes on Distributions**	–18.67%	–3.40%
Returns After Taxes on Distributions and Sale of Fund Shares**	–11.32%	–2.30%
Morgan Stanley Capital International (MSCI®) Europe, Australasia, Far East (EAFE®) Index (unhedged)***	–21.21%	–0.81%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EAFE® Index is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.*

International Equity Fund


TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –23.99%.
Best Quarter*
Q4 '99 +21.77%
Worst Quarter*
Q1 '01 –15.02%
4.59%
18.09%
31.14%
-13.68%
-22.56%
1997
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Service Shares (Inception 3/6/96)			
Returns Before Taxes	–22.56%	1.59%	3.58%
Returns After Taxes on Distributions**	–22.67%	–0.19%	1.96%
Returns After Taxes on Distributions and Sale of Fund Shares**	–13.62%	1.13%	2.75%
MSCI® EAFE® (unhedged)***	–21.21%	1.17%	–0.16%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EAFE® Index (unhedged) is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.*

European Equity Fund



TOTAL RETURN
CALENDAR YEAR
The total return for Service Shares for the 9-month period ended September 30, 2002 was –24.92%.
Best Quarter*
Q4 '99 +24.91%
Worst Quarter*
Q1 '01 –17.34%
26.41%
-4.95%
-20.87%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 10/1/98)		
Returns Before Taxes	–20.87%	3.24%
Returns After Taxes on Distributions**	–21.36%	1.41%
Returns After Taxes on Distributions and Sale of Fund Shares**	–12.26%	2.25%
MSCI® Europe Index (unhedged)***	–19.64%	0.59%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The MSCI® Europe Index (unhedged) is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Japanese Equity Fund

TOTAL RETURN

The total return for Service Shares for the 9-month period ended September 30, 2002 was –6.13%.

Best Quarter*
Q3 '99 +23.18%

Worst Quarter*
Q3 '01 –21.33%

CALENDAR YEAR


76.76%
-28.43%
-32.02%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 5/1/98)		
Returns Before Taxes	–32.02%	–1.37%
Returns After Taxes on Distributions**	–32.27%	–2.77%
Returns After Taxes on Distributions and Sale of Fund Shares**	–19.49%	–0.94%
Tokyo Price Index (''TOPIX'') (unhedged)***	–29.84%	–4.25%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The TOPIX (unhedged) is an unmanaged composite of all stocks on the first section of the Tokyo Stock Exchange. The Index figures do not reflect any deduction for fees, expenses or taxes.*

International Growth Opportunities Fund


TOTAL RETURN
CALENDAR YEAR
The total return for the Service Shares for the 9-month period ended September 30, 2002 was –23.22%.
Best Quarter*
Q1 ’00 +14.58%
Worst Quarter*
Q3 ’01 –18.23%
47.68%
-11.44%
-23.72%
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 5/1/98)		
Returns Before Taxes	–23.72%	1.00%
Returns After Taxes on Distributions**	–23.72%	0.08%
Returns After Taxes on Distributions and Sale of Fund Shares**	–14.45%	0.64%
MSCI® EAFE® Small Cap Index (unhedged)***	–14.29%	–5.34%

* *Please note that ‘‘Best Quarter’’ and ‘‘Worst Quarter’’ figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The MSCI® EAFE® Small Cap Index (unhedged), inception date 1/15/98, includes approximately 1,000 securities from 21 developed markets with a capitalization range between $200 million and $1.5 billion and a general regional allocation of 55% Europe, 31% Japan and 14% Australasia. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Emerging Markets Equity Fund

TOTAL RETURN

The total return for Service Shares for the 9-month period ended September 30, 2002 was –16.23%.

Best Quarter*
Q4 '99 +30.10%

Worst Quarter*
Q3 '98 –23.84%

CALENDAR YEAR


63.00%
-28.81%
-27.02%
-4.89%
1998
1999
2000
2001

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Service Shares (Inception 12/15/97)		
Returns Before Taxes	–4.89%	–4.67%
Returns After Taxes on Distributions**	–4.89%	–5.24%
Returns After Taxes on Distributions and Sale of Fund Shares**	–2.98%	–3.86%
MSCI® Emerging Markets Free (EMF) Index***	–2.37%	–2.73%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® EMF Index is a market capitalization-weighted composite of securities in over 26 emerging market countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Asia Growth Fund

TOTAL RETURN

The total return for Class A Shares for the 9-month period ended September 30, 2002 was –14.35%.

Best Quarter*
Q2 '99 +30.97%

Worst Quarter*
Q4 '97 –27.33%

CALENDAR YEAR (CLASS A)

1995	1996	1997	1998	1999	2000	2001
6.55%	7.95%	-41.07%	-15.26%	59.43%	-28.09%	-4.74%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Class A (Inception 7/8/94)			
Returns Before Taxes	–9.97%	–12.43%	–6.42%
Returns After Taxes on Distributions**	–9.97%	–12.43%	–6.57%
Returns After Taxes on Distributions and Sale of Fund Shares**	–6.07%	–9.36%	–4.93%
MSCI® All Country Asia Free ex-Japan (unhedged)***	–5.94%	–12.63%	–7.25%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged MSCI® All Country Asia Free ex-Japan Index (unhedged) is a market capitalization-weighted composite of securities in eleven Asian countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

[This page intentionally left blank]

Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of a Fund.

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[2]			
Management Fees	0.85%	1.00%	1.00%
Other Expenses	0.82%	0.71%	1.39%
Service Fees[3]	0.25%	0.25%	0.25%
Shareholder Administration Fees	0.25%	0.25%	0.25%
All Other Expenses[4]	0.32%	0.21%	0.89%
Total Fund Operating Expenses*	1.67%	1.71%	2.39%

See page 34 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE International Equity Fund	International Equity Fund	European Equity Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):			
Management Fees	*0.85%*	*1.00%*	*1.00%*
Other Expenses	*0.66%*	*0.64%*	*0.64%*
Service Fees[3]	*0.25%*	*0.25%*	*0.25%*
Shareholder Administration Fees	*0.25%*	*0.25%*	*0.25%*
All Other Expenses[4]	*0.16%*	*0.14%*	*0.14%*
Total Fund Operating Expenses (after current expense limitations)	*1.51%*	*1.64%*	*1.64%*

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund[1]
None	None	None	None
None	None	None	None
None	None	None	None
None	None	None	None
1.00%	1.20%	1.20%	1.00%
2.04%	1.02%	1.21%	2.02%
0.25%	0.25%	0.25%	0.25%
0.25%	0.25%	0.25%	0.25%
1.54%	0.52%	0.71%	1.52%
3.04%	2.22%	2.41%	3.02%

Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund[1]
1.00%	*1.10%*	*1.20%*	*1.00%*
0.65%	*0.64%*	*0.89%*	*0.70%*
0.25%	*0.25%*	*0.25%*	*0.25%*
0.25%	*0.25%*	*0.25%*	*0.25%*
0.15%	*0.14%*	*0.39%*	*0.20%*
1.65%	*1.74%*	*2.09%*	*1.70%*

Fund Fees and Expenses continued

[1] Service Shares had not commenced operations as of the date of this Prospectus.

[2] The Funds' annual operating expenses are based on actual expenses.

[3] Service Organizations may charge other fees to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.

[4] ''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Service Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' (excluding management fees, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:

Fund	Other Expenses
CORE International Equity	*0.12%*
International Equity	*0.10%*
European Equity	*0.10%*
Japanese Equity	*0.11%*
International Growth Opportunities	*0.10%*
Emerging Markets Equity	*0.35%*
Asia Growth	*0.16%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Fund for the time periods indicated and then redeem all of your Service Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
CORE International Equity	$170	$526	$ 907	$1,976
International Equity	$174	$539	$ 928	$2,019
European Equity	$242	$745	$1,275	$2,726
Japanese Equity	$307	$939	$1,596	$3,355
International Growth Opportunities	$225	$694	$1,190	$2,554
Emerging Markets Equity	$244	$751	$1,285	$2,746
Asia Growth	$305	$933	$1,587	$3,337

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	CORE International Equity
Goldman Sachs Asset Management International (''GSAMI'') Procession House 55 Ludgate Hill London, England EC4M 7JW	International Equity European Equity Japanese Equity International Growth Opportunities Emerging Markets Equity Asia Growth

GSAM and GSAMI are business units of the Investment Management Division (''IMD'') of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. As of September 30, 2002, GSAM and GSAMI, along with other units of IMD, had assets under management of $299.4 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds

- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates (as a percentage of each respective portfolio's average daily net assets) listed below:

	Contractual Rate	Actual Rate For the Fiscal Year Ended August 31, 2002
GSAM:		
CORE International Equity	0.85%	0.85%
GSAMI:		
International Equity	1.00%	1.00%
European Equity	1.00%	1.00%
Japanese Equity	1.00%	1.00%
International Growth Opportunities	1.20%	1.10%*
Emerging Markets Equity	1.20%	1.20%
Asia Growth	1.00%	1.00%

** Effective May 1, 2002, a voluntary management fee waiver of .10% of the Fund's average daily net assets was implemented.*

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

International Equity Portfolio Management Team

- Global portfolio teams based in London, Singapore, Tokyo and New York. Local presence is a key to the Investment Adviser's fundamental research capabilities

- Team manages over $26.9 billion in international equities for retail, institutional and high net worth clients
- Focus on bottom-up stock selection as main driver of returns, though the team leverages the asset allocation, currency and risk management capabilities of GSAM

London-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Julian Abel Executive Director	Senior Portfolio Manager— European Equity	Since 1998	Mr. Abel joined the Investment Adviser as a portfolio manager in 1996.
Gabriella Antici Executive Director	Senior Portfolio Manager— Emerging Markets Equity	Since 1997	Ms. Antici joined the Investment Adviser as a portfolio manager in 1997.
Prashant Bhayani Executive Director	Senior Portfolio Manager— International Growth Opportunities	Since 2000	Mr. Bhayani joined the Investment Adviser as a portfolio manager in April 1998. From 1997 to 1998, he worked on his MBA at INSEAD in France and from 1992 to 1996, he was a portfolio and marketing analyst at Fischer Francis Trees and Watts, a specialist global fixed-income fund manager.
David Dick Managing Director	Senior Portfolio Manager— European Equity	Since 1998	Mr. Dick joined the Investment Adviser as a senior portfolio manager on the European Equity team in 1998 and became Co-Head of the UK and European portfolio management in April 2002. From 1990 to 1998, he was with Mercury Asset Management.
Mark Ferguson Executive Director	Senior Portfolio Manager— International Growth Opportunities	Since 2000	Mr. Ferguson joined the Investment Adviser as Co-Head of European Equity Research in March 1999 and became a senior portfolio manager for the International small cap equity investment team in October 2000. From October 1993 to February 1999, he was a research analyst/fund manager in the Continental Europe team at Schroder Investment Management.
Nuno Fernandes Executive Director	Senior Portfolio Manager— International Equity Emerging Markets Equity	Since 1999 1999	Mr. Fernandes joined the Investment Adviser as a research analyst on the global emerging markets equity team in April 1998. He was named a senior portfolio manager in April 1999. From 1994 to 1998, he worked for ING Barings and Smith Barney where he followed Latin American banking stocks.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Hywel George Managing Director Co-Chief Investment Officer, European Equity	Senior Portfolio Manager— European Equity	Since 2000	Mr. George joined the Investment Adviser as a senior portfolio manager and Head of UK portfolio management in 1999. He became Co-Head of UK and European portfolio management in April 2002 and Co-Chief Investment Officer of European Equity in November 2002. From 1988 to 1999, he was a UK Equity Fund manager at Mercury Asset Management.
Stuart McPherson Managing Director Co-Chief Investment Officer, European Equity	Senior Portfolio Manager— European Equity	Since 2002	Mr. McPherson joined the Investment Adviser as a UK portfolio manager in 1996 and became Co-Chief Investment Officer of European Equity in November 2002. Since 1999, he has served as Co-Head of European Equity Research.
Safa Muhtaseb Executive Director	Senior Portfolio Manager— International Equity	Since 2001	Mr. Muhtaseb joined the Investment Adviser as a portfolio manager in December 2001. From 1999 to 2001, he was a Director of International Equity Investments at Virginia Retirement System.
Susan Noble Managing Director Chief Investment Officer, London Active Equity	Senior Portfolio Manager— International Equity	Since 1997	Ms. Noble joined the Investment Adviser as a senior portfolio manager and head of the European Equity Team in October 1997.
Maria Pavlenko Executive Director	Senior Portfolio Manager— Emerging Markets Equity	Since 1998	Ms. Pavlenko joined the Investment Adviser as a research analyst for the emerging markets equities team in September 1998. She was named a portfolio manager in November 2001. From 1992 to 1996, she worked as a reporter with the Moscow bureau of The Washington Post.
Michael Stanes Executive Director	Senior Portfolio Manager— International Equity	Since 2002	Mr. Stanes joined the Investment Adviser as a portfolio manager in November 2002. From 1986 to 2001, he worked at Mercury Asset Management where he managed UK equity portfolios in London, Japanese equity portfolios in Tokyo and, most recently, US and global portfolios in the US.

New York-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Managing Director	Senior Portfolio Manager— CORE International Equity	Since 1998	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Mark M. Carhart Managing Director	Portfolio Manager— CORE International Equity	Since 1998	Mr. Carhart joined the Investment Adviser as a member of the Quantitative Research and Risk Management team in 1997. From August 1995 to September 1997, he was Assistant Professor of Finance at the Marshall School of Business at USC and a Senior Fellow of the Wharton Financial Institutions Center.
Len Ioffe Vice President	Senior Portfolio Manager— CORE International Equity	Since 2001	Mr. Ioffe joined the Investment Adviser as an associate in 1995. He became a portfolio manager in 1996.
Raymond J. Iwanowski Managing Director	Portfolio Manager— CORE International Equity	Since 1998	Mr. Iwanowski joined the Investment Adviser as an associate and portfolio manager in 1997. From 1993 to 1997, he was a Vice President and head of the Fixed Derivatives Client Research group at Salomon Brothers.
Robert C. Jones Managing Director	Senior Portfolio Manager— CORE International Equity	Since 1997	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Safa Muhtaseb Executive Director	Senior Portfolio Manager— International Equity	Since 2001	Mr. Muhtaseb joined the Investment Adviser as a portfolio manager in December 2001. From 1999 to 2001, he was a Director of International Equity Investments at Virginia Retirement System.

Singapore-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Shogo Maeda Managing Director	Senior Portfolio Manager— Japanese Equity International Equity International Growth Opportunities Asia Growth Emerging Markets Equity	Since 1994 1994 1998 2001 2001	Mr. Maeda joined the Investment Adviser as a portfolio manager in 1994. He became Chief Investment Officer for Pan-Asian Equities in 2001.
Siew-Hua Thio Vice President	Portfolio Manager— Asia Growth Emerging Markets Equity International Equity International Growth Opportunities	Since 1998 1998 1998 1998	Ms. Thio joined the Investment Adviser as a portfolio manager in 1998. From 1997 to 1998, she was Head of Research for Indosuez WI Carr in Singapore. From 1993 to 1997, she was a research analyst at the same firm.

Tokyo-Based Portfolio Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Toshiyuki Ejima Vice President	Portfolio Manager— Japanese Equity	Since 1999	Mr. Ejima joined the Investment Adviser as a portfolio manager in April 1999. Prior to that he was a portfolio manager at Dai-ichi Mutual Life from 1993 to 1999 where he managed Japanese equities.
Shigeka (Ziggy) Kouda Vice President	Portfolio Manager— Japanese Equity	Since 2001	Mr. Kouda joined the Investment Adviser as a portfolio manager in 1997.
Shogo Maeda Managing Director	Senior Portfolio Manager— Japanese Equity International Equity International Growth Opportunities Asia Growth Emerging Markets Equity	Since 1994 1994 1998 2001 2001	Mr. Maeda joined the Investment Adviser as a portfolio manager in 1994. He became Chief Investment Officer for Pan-Asian Equities in 2001.
Mikiko Sasajima Vice President	Portfolio Manager— Japanese Equity	Since 1998	Ms. Sasajima joined the Investment Adviser as a portfolio manager in April 1995. Prior to that, she worked at Lehman Brothers Japan Inc. and at Nikko Securities Investment Trust and Management as a research analyst.
Miyako Shibamoto Vice President	Portfolio Manager— Japanese Equity	Since 1998	Ms. Shibamoto joined the Investment Adviser as portfolio manager and a member of the Japanese Equity team in April 1998. From 1993 to 1998, she was a Vice President at Scudder Stevens and Clark (Japan).

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

The Funds' investments in foreign securities may be subject to foreign withholding taxes. Under certain circumstances, the Funds may elect to pass-through these taxes to you. If this election is made, a proportionate amount of such taxes will constitute a distribution to you, which would allow you either (1) to credit such proportionate amount of foreign taxes against your U.S. federal income tax liability or (2) to take such amount as an itemized deduction.

Dividends from investment company taxable income and distributions from net capital gains are declared and paid annually by each Fund.

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Funds?

Generally, Service Shares may be purchased only through institutions that have agreed to provide shareholder administration and personal and account maintenance services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Service Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing payments for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.25% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge

to the Funds, to selected Service Organizations and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Service Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Funds will arrange for redemption proceeds to be wired as federal funds to the bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organization.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Service Shares of any Service Organization whose account balance falls below $50 as a result of a redemption. The Funds will not redeem Service Shares on this basis if the value of the account falls below the minimum

account balance solely as a result of market conditions. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for Service Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:
- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirement of that Fund, except that this requirement may be waived at the discretion of the Trust.

- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types Of Reports Will Be Sent Regarding Investments In Service Shares?

Service Organizations will receive from the Funds annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Service Shares in accordance with the rules that apply to their accounts with the Service Organizations.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2002 and 2003, this withholding rate is 30%. Lower rates will apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. Recently, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to

investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund

may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ‘‘unseasoned’’ issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. The Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There

may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are

quoted in U.S. dollars. Similarly, EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may

not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an

example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. The Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and

may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's, P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objectives and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk

characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. A Fund may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are

not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. A Fund may

also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options

entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net asset. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment

pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares℠, as defined below) subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate

share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts.***™ The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.
- ***iShares℠.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher

or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. government securities also include Treasury receipts, zero coupon bonds and other stripped U.S. government securities, where the interest and principal components of stripped U.S. government securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. government securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a

third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ''credit enhancement.'' However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-backed securities also include stripped mortgage-backed securities (''SMBS''), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

[This page intentionally left blank]

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has not been in operation for five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended August 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Funds' financial statements, is included in the Funds' annual reports (available upon request). The information for all periods prior to the period ended August 31, 2000, has been audited by the Funds' previous independent accountants.

CORE INTERNATIONAL EQUITY FUND

		Income (loss) from investment operations	
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)
For the Years Ended August 31,			
2002 - Class A Shares	$ 8.38	$ 0.03[c]	$(1.06)
2002 - Class B Shares	8.29	(0.01)[c]	(1.04)
2002 - Class C Shares	8.30	(0.01)[c]	(1.04)
2002 - Institutional Shares	8.50	0.08[c]	(1.07)
2002 - Service Shares	8.41	0.05[c]	(1.07)
2001 - Class A Shares	11.32[c]	—[c]	(2.35)
2001 - Class B Shares	11.22	(0.04)[c]	(2.34)
2001 - Class C Shares	11.23	(0.04)[c]	(2.34)
2001 - Institutional Shares	11.48	0.07[c]	(2.39)
2001 - Service Shares	11.36	0.02[c]	(2.36)
2000 - Class A Shares	10.87	0.02[c]	0.74
2000 - Class B Shares	10.81	(0.04)[c]	0.73
2000 - Class C Shares	10.82	(0.03)[c]	0.72
2000 - Institutional Shares	11.00	0.09[c]	0.75
2000 - Service Shares	10.93	0.05[c]	0.73
For the Seven-month Period Ended August 31,			
1999 - Class A Shares	9.98	0.05	0.84
1999 - Class B Shares	9.95	0.01	0.85
1999 - Class C Shares	9.96	0.01	0.85
1999 - Institutional Shares	10.06	0.09	0.85
1999 - Service Shares	10.02	0.01	0.90
For the Year Ended January 31,			
1999 - Class A Shares	9.22	(0.01)	0.79
1999 - Class B Shares	9.21	—	0.74
1999 - Class C Shares	9.22	—	0.74
1999 - Institutional Shares	9.24	0.05	0.80
1999 - Service Shares	9.23	—	0.81
For the Period Ended January 31,			
1998 - Class A Shares (commenced August 15, 1997)	10.00	—	(0.78)
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.02)	(0.77)
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	(0.76)
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.02	(0.76)
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	(0.78)

See page 103 for all footnotes.

Total from investment operations	Distributions to shareholders: From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(1.03)	$ —	$ —	$ —	$ 7.35	(12.29)%	$ 72,405	1.67%
(1.05)	—	—	—	7.24	(12.67)	6,434	2.17
(1.05)	—	—	—	7.25	(12.65)	3,963	2.17
(0.99)	(0.02)	—	(0.02)	7.49	(11.68)	188,858	1.02
(1.02)	—	—	—	7.39	(12.13)	18	1.52
(2.35)	(0.04)	(0.55)	(0.59)	8.38	(21.50)	108,955	1.66
(2.38)	—	(0.55)	(0.55)	8.29	(21.93)	8,575	2.16
(2.38)	—	(0.55)	(0.55)	8.30	(21.91)	5,114	2.16
(2.32)	(0.11)	(0.55)	(0.66)	8.50	(21.02)	291,596	1.01
(2.34)	(0.06)	(0.55)	(0.61)	8.41	(21.37)	21	1.51
0.76	(0.05)	(0.26)	(0.31)	11.32	6.92	147,409	1.66
0.69	(0.02)	(0.26)	(0.28)	11.22	6.36	12,032	2.16
0.69	(0.02)	(0.26)	(0.28)	11.23	6.34	6,887	2.16
0.84	(0.10)	(0.26)	(0.36)	11.48	7.62	308,074	1.01
0.78	(0.09)	(0.26)	(0.35)	11.36	7.05	27	1.51
0.89	—	—	—	10.87	8.92	114,502	1.66[b]
0.86	—	—	—	10.81	8.64	9,171	2.16[b]
0.86	—	—	—	10.82	8.63	4,913	2.16[b]
0.94	—	—	—	11.00	9.34	271,212	1.01[b]
0.91	—	—	—	10.93	9.08	8	1.51[b]
0.78	(0.02)	—	(0.02)	9.98	8.37	110,338	1.63
0.74	—	—	—	9.95	8.03	7,401	2.08
0.74	—	—	—	9.96	8.03	3,742	2.08
0.85	(0.03)	—	(0.03)	10.06	9.20	280,731	1.01
0.81	(0.02)	—	(0.02)	10.02	8.74	22	1.50
(0.78)	—	—	—	9.22	(7.66)	7,087	1.50[b]
(0.79)	—	—	—	9.21	(7.90)	2,721	2.00[b]
(0.78)	—	—	—	9.22	(7.80)	1,608	2.00[b]
(0.74)	(0.02)	—	(0.02)	9.24	(7.45)	17,719	1.00[b]
(0.77)	—	—	—	9.23	(7.70)	1	1.50[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.38%	1.82%	0.23%	115%
2002 - Class B Shares	(0.07)	2.32	(0.22)	115
2002 - Class C Shares	(0.07)	2.32	(0.22)	115
2002 - Institutional Shares	1.02	1.17	0.87	115
2002 - Service Shares	0.60	1.67	0.45	115
2001 - Class A Shares	0.00	1.77	(0.11)	93
2001 - Class B Shares	(0.47)	2.27	(0.58)	93
2001 - Class C Shares	(0.44)	2.27	(0.55)	93
2001 - Institutional Shares	0.70	1.12	0.59	93
2001 - Service Shares	0.21	1.62	0.10	93
2000 - Class A Shares	0.14	1.75	0.05	92
2000 - Class B Shares	(0.36)	2.25	(0.45)	92
2000 - Class C Shares	(0.34)	2.25	(0.43)	92
2000 - Institutional Shares	0.78	1.10	0.69	92
2000 - Service Shares	0.33	1.60	0.24	92
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	0.78[b]	1.76[b]	0.68[b]	65
1999 - Class B Shares	0.26[b]	2.26[b]	0.16[b]	65
1999 - Class C Shares	0.23[b]	2.26[b]	0.13[b]	65
1999 - Institutional Shares	1.43[b]	1.11[b]	1.33[b]	65
1999 - Service Shares	0.07[b]	1.61[b]	(0.03)[b]	65
For the Year Ended January 31,				
1999 - Class A Shares	(0.11)	1.94	(0.42)	195
1999 - Class B Shares	(0.03)	2.39	(0.34)	195
1999 - Class C Shares	(0.04)	2.39	(0.35)	195
1999 - Institutional Shares	0.84	1.32	0.53	195
1999 - Service Shares	0.02	1.81	(0.29)	195
For the Period Ended January 31,				
1998 - Class A Shares (commenced August 15, 1997)	(0.27)[b]	4.87[b]	(3.90)[b]	25
1998 - Class B Shares (commenced August 15, 1997)	(0.72)[b]	5.12[b]	(3.84)[b]	25
1998 - Class C Shares (commenced August 15, 1997)	(0.73)[b]	5.12[b]	(3.85)[b]	25
1998 - Institutional Shares (commenced August 15, 1997)	0.59[b]	4.12[b]	(2.53)[b]	25
1998 - Service Shares (commenced August 15, 1997)	0.26[b]	4.62[b]	(2.86)[b]	25

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$15.64	$ —[c]	$(2.61)	$(2.61)
2002 - Class B Shares	15.23	(0.06)[c]	(2.56)	(2.62)
2002 - Class C Shares	15.05	(0.06)[c]	(2.53)	(2.59)
2002 - Institutional Shares	16.09	0.13[c]	(2.72)	(2.59)
2002 - Service Shares	15.71	0.04[c]	(2.64)	(2.60)
2001 - Class A Shares	23.59	(0.02)[c]	(5.80)	(5.82)
2001 - Class B Shares	23.14	(0.12)[c]	(5.66)	(5.78)
2001 - Class C Shares	22.89	(0.11)[c]	(5.60)	(5.71)
2001 - Institutional Shares	24.06	0.11[c]	(5.95)	(5.84)
2001 - Service Shares	23.65	0.02[c]	(5.83)	(5.81)
2000 - Class A Shares	23.12	(0.03)[c]	3.41	3.38
2000 - Class B Shares	22.73	(0.16)[c]	3.38	3.22
2000 - Class C Shares	22.54	(0.14)[c]	3.35	3.21
2000 - Institutional Shares	23.49	0.14[c]	3.46	3.60
2000 - Service Shares	23.14	(0.01)[c]	3.45	3.44
For the Seven Months Ended August 31,				
1999 - Class A Shares	21.92	0.04	1.16	1.20
1999 - Class B Shares	21.63	(0.02)	1.12	1.10
1999 - Class C Shares	21.45	(0.03)	1.12	1.09
1999 - Institutional Shares	22.20	0.12[c]	1.17[c]	1.29
1999 - Service Shares	21.93	0.06	1.15	1.21
For the Years Ended January 31,				
1999 - Class A Shares	19.85	(0.06)	3.24	3.18
1999 - Class B Shares	19.70	(0.17)	3.21	3.04
1999 - Class C Shares	19.56	(0.15)	3.15	3.00
1999 - Institutional Shares	19.97	0.03	3.31	3.34
1999 - Service Shares	19.84	(0.04)	3.24	3.20
1998 - Class A Shares	19.32	0.03	2.04	2.07
1998 - Class B Shares	19.24	(0.08)	2.02	1.94
1998 - Class C Shares (commenced August 15, 1997)	22.60	(0.04)	(1.38)	(1.42)
1998 - Institutional Shares	19.40	0.10	2.11	2.21
1998 - Service Shares	19.34	0.02	2.06	2.08

See page 103 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.06)	$ —	$ —	$(0.06)	$12.97	(16.76)%	$ 503,843	1.80%
—	—	—	—	12.61	(17.20)	32,317	2.30
—	—	—	—	12.46	(17.21)	13,832	2.30
(0.18)	—	—	(0.18)	13.32	(16.22)	409,736	1.15
(0.11)	—	—	(0.11)	13.00	(16.63)	5,122	1.65
—	—	(2.13)	(2.13)	15.64	(26.49)	1,068,155	1.79
—	—	(2.13)	(2.13)	15.23	(26.86)	49,019	2.29
—	—	(2.13)	(2.13)	15.05	(26.85)	17,665	2.29
—	—	(2.13)	(2.13)	16.09	(26.03)	292,298	1.14
—	—	(2.13)	(2.13)	15.71	(26.41)	5,621	1.64
(0.10)	(0.24)	(2.57)	(2.91)	23.59	14.68	1,343,869	1.79
(0.07)	(0.17)	(2.57)	(2.81)	23.14	14.20	80,274	2.29
(0.09)	(0.20)	(2.57)	(2.86)	22.89	14.28	22,031	2.29
(0.14)	(0.32)	(2.57)	(3.03)	24.06	15.45	325,161	1.14
(0.11)	(0.25)	(2.57)	(2.93)	23.65	15.00	3,789	1.64
—	—	—	—	23.12	5.47	943,473	1.79[b]
—	—	—	—	22.73	5.09	68,691	2.29[b]
—	—	—	—	22.54	5.08	11,241	2.29[b]
—	—	—	—	23.49	5.81	180,564	1.14[b]
—	—	—	—	23.14	5.52	3,852	1.64[b]
—	—	(1.11)	(1.11)	21.92	16.39	947,973	1.73
—	—	(1.11)	(1.11)	21.63	15.80	69,231	2.24
—	—	(1.11)	(1.11)	21.45	15.70	11,619	2.24
—	—	(1.11)	(1.11)	22.20	17.09	111,315	1.13
—	—	(1.11)	(1.11)	21.93	16.49	3,568	1.63
—	(0.30)	(1.24)	(1.54)	19.85	11.12	697,590	1.67
—	(0.25)	(1.23)	(1.48)	19.70	10.51	55,324	2.20
—	(0.38)	(1.24)	(1.62)	19.56	(5.92)	3,369	2.27[b]
(0.07)	(0.33)	(1.24)	(1.64)	19.97	11.82	56,263	1.08
—	(0.35)	(1.23)	(1.58)	19.84	11.25	3,035	1.55

INTERNATIONAL EQUITY FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.01%	1.86%	(0.05)%	118%
2002 - Class B Shares	(0.43)	2.36	(0.49)	118
2002 - Class C Shares	(0.40)	2.36	(0.46)	118
2002 - Institutional Shares	0.90	1.21	0.84	118
2002 - Service Shares	0.25	1.71	0.19	118
2001 - Class A Shares	(0.10)	1.83	(0.14)	63
2001 - Class B Shares	(0.64)	2.33	(0.68)	63
2001 - Class C Shares	(0.62)	2.33	(0.66)	63
2001 - Institutional Shares	0.57	1.18	0.53	63
2001 - Service Shares	0.12	1.68	0.08	63
2000 - Class A Shares	(0.12)	1.84	(0.17)	80
2000 - Class B Shares	(0.65)	2.34	(0.70)	80
2000 - Class C Shares	(0.59)	2.34	(0.64)	80
2000 - Institutional Shares	0.54	1.19	0.49	80
2000 - Service Shares	(0.02)	1.69	(0.07)	80
For the Seven Months Ended August 31,				
1999 - Class A Shares	0.31[b]	1.84[b]	0.26[b]	61
1999 - Class B Shares	(0.19)[b]	2.34[b]	(0.24)[b]	61
1999 - Class C Shares	(0.26)[b]	2.34[b]	(0.31)[b]	61
1999 - Institutional Shares	0.89[b]	1.19[b]	0.84[b]	61
1999 - Service Shares	0.47[b]	1.69[b]	0.42[b]	61
For the Years Ended January 31,				
1999 - Class A Shares	(0.28)	1.82	(0.37)	114
1999 - Class B Shares	(0.79)	2.32	(0.87)	114
1999 - Class C Shares	(0.98)	2.32	(1.06)	114
1999 - Institutional Shares	0.23	1.21	0.15	114
1999 - Service Shares	(0.18)	1.71	(0.26)	114
1998 - Class A Shares	(0.27)	1.80	(0.40)	41
1998 - Class B Shares	(0.90)	2.30	(1.00)	41
1998 - Class C Shares (commenced August 15, 1997)	(1.43)[b]	2.37[b]	(1.53)[b]	41
1998 - Institutional Shares	0.30	1.18	0.20	41
1998 - Service Shares	(0.36)	1.65	(0.46)	41

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)
For the Years Ended August 31,			
2002 - Class A Shares	$ 9.31	$ 0.01[c]	$(1.40)
2002 - Class B Shares	9.17	(0.02)[c]	(1.39)
2002 - Class C Shares	9.18	(0.01)[c]	(1.41)
2002 - Institutional Shares	9.46	0.07[c]	(1.45)
2002 - Service Shares	9.38	0.06[c]	(1.46)
2001 - Class A Shares	13.82	(0.02)[c]	(2.93)
2001 - Class B Shares	13.69	(0.07)[c]	(2.89)
2001 - Class C Shares	13.72	(0.07)[c]	(2.91)
2001 - Institutional Shares	14.00	0.08[c]	(3.00)
2001 - Service Shares	13.86	0.02[c]	(2.94)
2000 - Class A Shares	11.75	—[c]	2.78
2000 - Class B Shares	11.71	(0.04)[c]	2.73
2000 - Class C Shares	11.72	(0.04)[c]	2.75
2000 - Institutional Shares	11.82	0.10[c]	2.79
2000 - Service Shares	11.76	0.01[c]	2.80
For the Seven Months Ended August 31,			
1999 - Class A Shares	12.20	0.05	(0.50)
1999 - Class B Shares	12.19	0.03	(0.51)
1999 - Class C Shares	12.20	0.04	(0.52)
1999 - Institutional Shares	12.23	0.18	(0.59)
1999 - Service Shares	12.20	0.08	(0.52)
For the Period Ended January 31,			
1999 - Class A Shares (commenced October 1, 1998)	10.00	(0.03)	2.23
1999 - Class B Shares (commenced October 1, 1998)	10.00	(0.02)	2.21
1999 - Class C Shares (commenced October 1, 1998)	10.00	(0.01)	2.21
1999 - Institutional Shares (commenced October 1, 1998)	10.00	(0.01)	2.24
1999 - Service Shares (commenced October 1, 1998)	10.00	(0.03)	2.23

See page 103 for all footnotes.

Total from investment operations	Distributions to shareholders: In excess of investment income	Distributions to shareholders: From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(1.39)	$ —	$(0.28)	$(0.28)	$ 7.64	(15.31)%	$ 37,017	1.81%
(1.41)	—	(0.28)	(0.28)	7.48	(15.88)	1,737	2.31
(1.42)	—	(0.28)	(0.28)	7.48	(15.86)	629	2.31
(1.38)	—	(0.28)	(0.28)	7.80	(14.95)	5,238	1.16
(1.40)	—	(0.28)	(0.28)	7.70	(15.29)	2	1.66
(2.95)	—	(1.56)	(1.56)	9.31	(23.47)	90,347	1.79
(2.96)	—	(1.56)	(1.56)	9.17	(23.80)	2,727	2.29
(2.98)	—	(1.56)	(1.56)	9.18	(23.89)	1,195	2.29
(2.92)	(0.06)	(1.56)	(1.62)	9.46	(22.94)	10,713	1.14
(2.92)	—	(1.56)	(1.56)	9.38	(23.16)	2	1.64
2.78	—	(0.71)	(0.71)	13.82	24.04	139,966	1.79
2.69	—	(0.71)	(0.71)	13.69	23.32	4,538	2.29
2.71	—	(0.71)	(0.71)	13.72	23.48	1,482	2.29
2.89	—	(0.71)	(0.71)	14.00	24.85	14,630	1.14
2.81	—	(0.71)	(0.71)	13.86	24.28	2	1.64
(0.45)	—	—	—	11.75	(3.69)	74,862	1.79[b]
(0.48)	—	—	—	11.71	(3.94)	879	2.29[b]
(0.48)	—	—	—	11.72	(3.93)	388	2.29[b]
(0.41)	—	—	—	11.82	(3.35)	5,965	1.14[b]
(0.44)	—	—	—	11.76	(3.61)	2	1.64[b]
2.20	—	—	—	12.20	22.00	61,151	1.79[b]
2.19	—	—	—	12.19	21.90	432	2.29[b]
2.20	—	—	—	12.20	22.00	587	2.29[b]
2.23	—	—	—	12.23	22.30	12,740	1.14[b]
2.20	—	—	—	12.20	22.00	2	1.64[b]

EUROPEAN EQUITY FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.16%	2.54%	(0.57)%	88%
2002 - Class B Shares	(0.21)	3.04	(0.94)	88
2002 - Class C Shares	(0.17)	3.04	(0.90)	88
2002 - Institutional Shares	0.82	1.89	0.09	88
2002 - Service Shares	0.64	2.39	(0.09)	88
2001 - Class A Shares	(0.16)	2.17	(0.54)	110
2001 - Class B Shares	(0.63)	2.67	(1.01)	110
2001 - Class C Shares	(0.64)	2.67	(1.02)	110
2001 - Institutional Shares	0.71	1.52	0.33	110
2001 - Service Shares	0.14	2.02	(0.24)	110
2000 - Class A Shares	0.02	2.17	(0.36)	98
2000 - Class B Shares	(0.27)	2.67	(0.65)	98
2000 - Class C Shares	(0.26)	2.67	(0.64)	98
2000 - Institutional Shares	0.70	1.52	0.32	98
2000 - Service Shares	0.09	2.02	(0.29)	98
For the Seven Months Ended August 31,				
1999 - Class A Shares	0.80[b]	2.29[b]	0.30[b]	55
1999 - Class B Shares	0.43[b]	2.79[b]	(0.07)[b]	55
1999 - Class C Shares	0.42[b]	2.79[b]	(0.08)[b]	55
1999 - Institutional Shares	1.53[b]	1.64[b]	1.03[b]	55
1999 - Service Shares	1.10[b]	2.14[b]	0.60[b]	55
For the Period Ended January 31,				
1999 - Class A Shares (commenced October 1, 1998)	(1.19)[b]	2.80[b]	(2.20)[b]	71
1999 - Class B Shares (commenced October 1, 1998)	(1.78)[b]	3.30[b]	(2.79)[b]	71
1999 - Class C Shares (commenced October 1, 1998)	(1.83)[b]	3.30[b]	(2.84)[b]	71
1999 - Institutional Shares (commenced October 1, 1998)	(0.33)[b]	2.15[b]	(1.34)[b]	71
1999 - Service Shares (commenced October 1, 1998)	(0.69)[b]	2.65[b]	(1.70)[b]	71

[This page intentionally left blank]

	Net asset value, beginning of period	Income from investment operations: Net investment loss	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$ 8.82	$(0.09)[c]	$(0.95)	$(1.04)
2002 - Class B Shares	8.69	(0.13)[c]	(0.93)	(1.06)
2002 - Class C Shares	8.67	(0.13)[c]	(0.93)	(1.06)
2002 - Institutional Shares	9.00	(0.04)[c]	(0.98)	(1.02)
2002 - Service Shares	8.88	(0.07)[c]	(0.96)	(1.03)
2001 - Class A Shares	15.77	(0.14)[c]	(5.80)	(5.94)
2001 - Class B Shares	15.63	(0.20)[c]	(5.73)	(5.93)
2001 - Class C Shares	15.58	(0.19)[c]	(5.71)	(5.90)
2001 - Institutional Shares	15.96	(0.08)[c]	(5.87)	(5.95)
2001 - Service Shares	15.83	(0.11)[c]	(5.83)	(5.94)
2000 - Class A Shares	16.24	(0.20)[c]	1.67	1.47
2000 - Class B Shares	16.14	(0.28)[c]	1.68	1.40
2000 - Class C Shares	16.16	(0.28)[c]	1.64	1.36
2000 - Institutional Shares	16.36	(0.09)[c]	1.67	1.58
2000 - Service Shares	16.22	(0.16)[c]	1.65	1.49
For the Seven Months Ended August 31,				
1999 - Class A Shares	11.06	(0.06)	5.24	5.18
1999 - Class B Shares	11.03	(0.09)	5.20	5.11
1999 - Class C Shares	11.04	(0.08)	5.20	5.12
1999 - Institutional Shares	11.10	(0.03)	5.29	5.26
1999 - Service Shares	11.04	(0.06)	5.24	5.18
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.06)	1.12	1.06
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.08)	1.11	1.03
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.09)	1.13	1.04
1999 - Institutional Shares (commenced May 1, 1998)	10.00	(0.02)	1.13	1.11
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.05)	1.09	1.04

See page 103 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$(0.08)	$(0.08)	$ 7.70	(11.84)%	$16,863	1.83%
—	—	(0.08)	(0.08)	7.55	(12.25)	1,807	2.33
—	—	(0.08)	(0.08)	7.53	(12.28)	2,389	2.33
—	—	(0.08)	(0.08)	7.90	(11.38)	6,480	1.18
—	—	(0.08)	(0.08)	7.77	(11.65)	1	1.68
—	—	(1.01)	(1.01)	8.82	(39.60)	19,289	1.80
—	—	(1.01)	(1.01)	8.69	(39.90)	2,281	2.30
—	—	(1.01)	(1.01)	8.67	(39.84)	2,242	2.30
—	—	(1.01)	(1.01)	9.00	(39.16)	2,285	1.15
—	—	(1.01)	(1.01)	8.88	(39.44)	2	1.65
—	(0.21)	(1.73)	(1.94)	15.77	8.47	69,741	1.74
—	(0.18)	(1.73)	(1.91)	15.63	8.12	5,783	2.24
—	(0.21)	(1.73)	(1.94)	15.58	7.82	4,248	2.24
—	(0.25)	(1.73)	(1.98)	15.96	9.14	27,768	1.09
—	(0.15)	(1.73)	(1.88)	15.83	8.65	3	1.59
—	—	—	—	16.24	46.84	34,279	1.70[b]
—	—	—	—	16.14	46.33	4,219	2.20[b]
—	—	—	—	16.16	46.41	3,584	2.20[b]
—	—	—	—	16.36	47.40	22,709	1.05[b]
—	—	—	—	16.22	46.92	3	1.55[b]
—	—	—	—	11.06	10.60	8,391	1.64[b]
—	—	—	—	11.03	10.30	1,427	2.15[b]
—	—	—	—	11.04	10.40	284	2.15[b]
(0.01)	—	—	(0.01)	11.10	11.06	11,418	1.03[b]
—	—	—	—	11.04	10.43	2	1.53[b]

	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(1.11)%	3.19%	(2.47)%	98%
2002 - Class B Shares	(1.59)	3.69	(2.95)	98
2002 - Class C Shares	(1.60)	3.69	(2.96)	98
2002 - Institutional Shares	(0.45)	2.54	(1.81)	98
2002 - Service Shares	(0.88)	3.04	(2.24)	98
2001 - Class A Shares	(1.19)	2.29	(1.68)	75
2001 - Class B Shares	(1.67)	2.79	(2.16)	75
2001 - Class C Shares	(1.65)	2.79	(2.14)	75
2001 - Institutional Shares	(0.64)	1.64	(1.13)	75
2001 - Service Shares	(0.94)	2.14	(1.43)	75
2000 - Class A Shares	(1.20)	2.10	(1.56)	61
2000 - Class B Shares	(1.67)	2.60	(2.03)	61
2000 - Class C Shares	(1.66)	2.60	(2.02)	61
2000 - Institutional Shares	(0.53)	1.45	(0.89)	61
2000 - Service Shares	(0.94)	1.95	(1.30)	61
For the Seven Months Ended August 31,				
1999 - Class A Shares	(1.17)[b]	2.62[b]	(2.09)[b]	45
1999 - Class B Shares	(1.57)[b]	3.12[b]	(2.49)[b]	45
1999 - Class C Shares	(1.81)[b]	3.12[b]	(2.73)[b]	45
1999 - Institutional Shares	(0.37)[b]	1.97[b]	(1.29)[b]	45
1999 - Service Shares	(0.74)[b]	2.47[b]	(1.66)[b]	45
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	(1.20)[b]	4.18[b]	(3.74)[b]	53
1999 - Class B Shares (commenced May 1, 1998)	(1.76)[b]	4.69[b]	(4.30)[b]	53
1999 - Class C Shares (commenced May 1, 1998)	(1.69)[b]	4.69[b]	(4.23)[b]	53
1999 - Institutional Shares (commenced May 1, 1998)	(0.36)[b]	3.57[b]	(2.90)[b]	53
1999 - Service Shares (commenced May 1, 1998)	(0.68)[b]	4.07[b]	(3.22)[b]	53

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment loss	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 9.81	$(0.07)[C]	$(1.78)	$(1.85)
2002 - Class B Shares	9.66	(0.11)[C]	(1.74)	(1.85)
2002 - Class C Shares	9.66	(0.11)[C]	(1.75)	(1.86)
2002 - Institutional Shares	10.03	(0.01)[C]	(1.82)	(1.83)
2002 - Service Shares	9.85	(0.04)[C]	(1.80)	(1.84)
2001 - Class A Shares	16.12	(0.12)[C]	(5.21)	(5.33)
2001 - Class B Shares	15.98	(0.18)[C]	(5.16)	(5.34)
2001 - Class C Shares	15.97	(0.17)[C]	(5.16)	(5.33)
2001 - Institutional Shares	16.37	(0.05)[C]	(5.31)	(5.36)
2001 - Service Shares	16.16	(0.10)[C]	(5.23)	(5.33)
2000 - Class A Shares	13.24	(0.12)[C]	3.52	3.40
2000 - Class B Shares	13.19	(0.18)[C]	3.49	3.31
2000 - Class C Shares	13.19	(0.19)[C]	3.49	3.30
2000 - Institutional Shares	13.35	(0.03)[C]	3.57	3.54
2000 - Service Shares	13.24	(0.10)[C]	3.54	3.44
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	10.62	(0.03)	2.65	2.62
1999 - Class B Shares	10.61	(0.08)[C]	2.66	2.58
1999 - Class C Shares	10.61	(0.08)[C]	2.66	2.58
1999 - Institutional Shares	10.66	—	2.69	2.69
1999 - Service Shares	10.61	(0.02)	2.65	2.63
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.04)	0.66	0.62
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.10)	0.71	0.61
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.06)	0.67	0.61
1999 - Institutional Shares (commenced May 1, 1998)	10.00	—	0.67	0.67
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.02)	0.63	0.61

See page 103 for all footnotes.

Distributions to shareholders: In excess of net investment income	Distributions to shareholders: From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ 7.96	(18.86)%	$ 51,188	2.03%
—	—	—	7.81	(19.15)	1,171	2.53
—	—	—	7.80	(19.25)	1,377	2.53
—	—	—	8.20	(18.25)	41,175	1.38
—	—	—	8.01	(18.68)	25	1.88
—	(0.98)	(0.98)	9.81	(34.26)	161,849	2.05
—	(0.98)	(0.98)	9.66	(34.64)	1,709	2.55
—	(0.98)	(0.98)	9.66	(34.60)	1,826	2.55
—	(0.98)	(0.98)	10.03	(33.90)	82,850	1.40
—	(0.98)	(0.98)	9.85	(34.17)	8	1.90
—	(0.52)	(0.52)	16.12	26.26	327,697	2.05
—	(0.52)	(0.52)	15.98	25.66	2,827	2.55
—	(0.52)	(0.52)	15.97	25.58	3,672	2.55
—	(0.52)	(0.52)	16.37	27.12	187,075	1.40
—	(0.52)	(0.52)	16.16	26.57	3	1.90
—	—	—	13.24	24.67	69,458	2.05[b]
—	—	—	13.19	24.32	303	2.55[b]
—	—	—	13.19	24.32	419	2.55[b]
—	—	—	13.35	25.24	65,772	1.40[b]
—	—	—	13.24	24.79	2	1.90[b]
—	—	—	10.62	6.20	33,002	2.02[b]
—	—	—	10.61	6.10	213	2.51[b]
—	—	—	10.61	6.10	175	2.51[b]
(0.01)	—	(0.01)	10.66	6.67	36,992	1.40[b]
—	—	—	10.61	6.10	2	1.90[b]

	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment loss to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.77)%	2.37%	(1.11)%	56%
2002 - Class B Shares	(1.22)	2.87	(1.56)	56
2002 - Class C Shares	(1.23)	2.87	(1.57)	56
2002 - Institutional Shares	(0.12)	1.72	(0.46)	56
2002 - Service Shares	(0.49)	2.22	(0.83)	56
2001 - Class A Shares	(1.02)	2.13	(1.10)	64
2001 - Class B Shares	(1.51)	2.63	(1.59)	64
2001 - Class C Shares	(1.47)	2.63	(1.55)	64
2001 - Institutional Shares	(0.38)	1.48	(0.46)	64
2001 - Service Shares	(0.86)	1.98	(0.94)	64
2000 - Class A Shares	(0.79)	2.22	(0.96)	73
2000 - Class B Shares	(1.16)	2.72	(1.33)	73
2000 - Class C Shares	(1.23)	2.72	(1.40)	73
2000 - Institutional Shares	(0.19)	1.57	(0.36)	73
2000 - Service Shares	(0.63)	2.07	(0.80)	73
For the Seven-month Period Ended August 31,				
1999 - Class A Shares	(0.68)[b]	2.42[b]	(1.05)[b]	59
1999 - Class B Shares	(1.16)[b]	2.92[b]	(1.53)[b]	59
1999 - Class C Shares	(1.21)[b]	2.92[b]	(1.58)[b]	59
1999 - Institutional Shares	(0.05)[b]	1.77[b]	(0.42)[b]	59
1999 - Service Shares	(0.35)[b]	2.27[b]	(0.72)[b]	59
For the Period Ended January 31,				
1999 - Class A Shares (commenced May 1, 1998)	(1.03)[b]	3.60[b]	(2.61)[b]	96
1999 - Class B Shares (commenced May 1, 1998)	(1.30)[b]	4.09[b]	(2.88)[b]	96
1999 - Class C Shares (commenced May 1, 1998)	(1.45)[b]	4.09[b]	(3.03)[b]	96
1999 - Institutional Shares (commenced May 1, 1998)	(0.19)[b]	2.98[b]	(1.77)[b]	96
1999 - Service Shares (commenced May 1, 1998)	(0.26)[b]	3.48[b]	(1.84)[b]	96

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations		Total from investment operations
		Net investment income (loss)	Net realized and unrealized gain (loss)	
For the Years Ended August 31,				
2002 - Class A Shares	$ 7.21	$(0.04)[c]	$(0.03)	$(0.07)
2002 - Class B Shares	7.09	(0.08)[c]	(0.01)	(0.09)
2002 - Class C Shares	7.11	(0.08)[c]	(0.02)	(0.10)
2002 - Institutional Shares	7.38	0.01[c]	(0.02)	(0.01)
2002 - Service Shares	7.12	(0.06)[c]	0.01	(0.05)
2001 - Class A Shares	10.83	0.01[c]	(3.27)	(3.26)
2001 - Class B Shares	10.72	(0.02)[c]	(3.25)	(3.27)
2001 - Class C Shares	10.75	(0.03)[c]	(3.25)	(3.28)
2001 - Institutional Shares	11.02	0.05[c]	(3.33)	(3.28)
2001 - Service Shares	10.63	0.08[c]	(3.23)	(3.15)
2000 - Class A Shares	9.26	(0.05)[c]	1.62	1.57
2000 - Class B Shares	9.21	(0.11)[c]	1.62	1.51
2000 - Class C Shares	9.24	(0.10)[c]	1.61	1.51
2000 - Institutional Shares	9.37	0.01[c]	1.64	1.65
2000 - Service Shares	9.05	0.01[c]	1.57	1.58
For the Seven Months Ended August 31,				
1999 - Class A Shares	7.04	(0.01)	2.23	2.22
1999 - Class B Shares	7.03	(0.03)	2.21	2.18
1999 - Class C Shares	7.05	(0.03)	2.22	2.19
1999 - Institutional Shares	7.09	0.02	2.26	2.28
1999 - Service Shares	6.87	0.01	2.17	2.18
For the Year Ended January 31,				
1999 - Class A Shares	9.69	0.04	(2.40)	(2.36)
1999 - Class B Shares	9.69	0.03	(2.41)	(2.38)
1999 - Class C Shares	9.70	0.01	(2.39)	(2.38)
1999 - Institutional Shares	9.70	0.06	(2.36)	(2.30)
1999 - Service Shares	9.69	(0.13)	(2.41)	(2.54)
For the Period Ended January 31,				
1998 - Class A Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)
1998 - Class B Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)
1998 - Class C Shares (commenced December 15, 1997)	10.00	—	(0.30)	(0.30)
1998 - Institutional Shares (commenced December 15, 1997)	10.00	0.01	(0.31)	(0.30)
1998 - Service Shares (commenced December 15, 1997)	10.00	—	(0.31)	(0.31)

See page 103 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ —	$ 7.14	(0.97)%	$ 22,442	2.25%
—	—	—	—	7.00	(1.27)	1,351	2.75
—	—	—	—	7.01	(1.41)	706	2.75
—	—	—	—	7.37	(0.14)	66,920	1.60
—	—	—	—	7.07	(0.70)	50	2.10
—	—	(0.36)	(0.36)	7.21	(30.55)	33,827	2.24
—	—	(0.36)	(0.36)	7.09	(30.97)	1,498	2.74
—	—	(0.36)	(0.36)	7.11	(30.98)	656	2.74
—	—	(0.36)	(0.36)	7.38	(30.20)	74,483	1.59
—	—	(0.36)	(0.36)	7.12	(30.08)	8	1.55
—	—	—	—	10.83	16.95	64,279	2.11
—	—	—	—	10.72	16.40	2,187	2.61
—	—	—	—	10.75	16.34	1,304	2.61
—	—	—	—	11.02	17.61	145,774	1.46
—	—	—	—	10.63	17.46	2	1.96
—	—	—	—	9.26	31.53	65,698	2.04[b]
—	—	—	—	9.21	31.01	972	2.54[b]
—	—	—	—	9.24	31.06	1,095	2.54[b]
—	—	—	—	9.37	32.16	108,574	1.39[b]
—	—	—	—	9.05	31.73	2	1.89[b]
(0.07)	(0.22)	—	(0.29)	7.04	(24.32)	52,704	2.09
(0.07)	(0.21)	—	(0.28)	7.03	(24.51)	459	2.59
(0.07)	(0.20)	—	(0.27)	7.05	(24.43)	273	2.59
(0.08)	(0.23)	—	(0.31)	7.09	(23.66)	90,189	1.35
(0.07)	(0.21)	—	(0.28)	6.87	(26.17)	1	1.85
—	—	—	—	9.69	(3.10)	17,681	1.90[b]
—	—	—	—	9.69	(3.10)	64	2.41[b]
—	—	—	—	9.70	(3.00)	73	2.48[b]
—	—	—	—	9.70	(3.00)	19,120	1.30[b]
—	—	—	—	9.69	(3.10)	2	2.72[b]

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	(0.51)%	2.56%	(0.82)%	104%
2002 - Class B Shares	(1.03)	3.06	(1.34)	104
2002 - Class C Shares	(1.04)	3.06	(1.35)	104
2002 - Institutional Shares	0.13	1.91	(0.18)	104
2002 - Service Shares	(0.93)	2.41	(1.24)	104
2001 - Class A Shares	0.11	2.49	(0.14)	139
2001 - Class B Shares	(0.29)	2.99	(0.54)	139
2001 - Class C Shares	(0.41)	2.99	(0.66)	139
2001 - Institutional Shares	0.63	1.84	0.38	139
2001 - Service Shares	0.97	2.34	0.18	139
2000 - Class A Shares	(0.49)	2.30	(0.68)	125
2000 - Class B Shares	(1.00)	2.80	(1.19)	125
2000 - Class C Shares	(0.96)	2.80	(1.15)	125
2000 - Institutional Shares	0.13	1.65	(0.06)	125
2000 - Service Shares	0.14	2.15	(0.05)	125
For the Seven Months Ended August 31,				
1999 - Class A Shares	(0.15)[b]	2.41[b]	(0.52)[b]	63
1999 - Class B Shares	(0.71)[b]	2.91[b]	(1.08)[b]	63
1999 - Class C Shares	(0.85)[b]	2.91[b]	(1.22)[b]	63
1999 - Institutional Shares	0.50[b]	1.76[b]	0.13[b]	63
1999 - Service Shares	0.12[b]	2.26[b]	(0.25)[b]	63
For the Year Ended January 31,				
1999 - Class A Shares	0.80	2.53	0.36	154
1999 - Class B Shares	0.19	3.03	(0.25)	154
1999 - Class C Shares	0.28	3.03	(0.16)	154
1999 - Institutional Shares	1.59	1.79	1.15	154
1999 - Service Shares	(1.84)	2.29	(2.28)	154
For the Period Ended January 31,				
1998 - Class A Shares (commenced December 15, 1997)	0.55[b]	5.88[b]	(3.43)[b]	3
1998 - Class B Shares (commenced December 15, 1997)	0.05[b]	6.39[b]	(3.93)[b]	3
1998 - Class C Shares (commenced December 15, 1997)	(0.27)[b]	6.46[b]	(4.25)[b]	3
1998 - Institutional Shares (commenced December 15, 1997)	0.80[b]	5.28[b]	(3.18)[b]	3
1998 - Service Shares (commenced December 15, 1997)	(0.05)[b]	6.70[b]	(4.03)[b]	3

[This page intentionally left blank]

	Net asset value, beginning of period	Income (loss) from investment operations: Net investment income (loss)	Income (loss) from investment operations: Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended August 31,				
2002 - Class A Shares	$ 8.07	$ 0.06[C]	$ 0.52	$ 0.58
2002 - Class B Shares	7.87	0.01[C]	0.51	0.52
2002 - Class C Shares	7.85	0.02[C]	0.50	0.52
2002 - Institutional Shares	8.32	0.12[C]	0.53	0.65
2001 - Class A Shares	11.16	0.04[C]	(3.13)	(3.09)
2001 - Class B Shares	10.91	—[C]	(3.04)	(3.04)
2001 - Class C Shares	10.88	(0.01)[C]	(3.02)	(3.03)
2001 - Institutional Shares	11.41	0.13[C]	(3.22)	(3.09)
2000 - Class A Shares	11.07	(0.05)[C]	0.14	0.09
2000 - Class B Shares	10.88	(0.11)[C]	0.14	0.03
2000 - Class C Shares	10.85	(0.11)[C]	0.14	0.03
2000 - Institutional Shares	11.24	0.01[C]	0.16	0.17
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	7.79	(0.02)	3.30	3.28
1999 - Class B Shares	7.68	(0.04)	3.24	3.20
1999 - Class C Shares	7.68	(0.04)	3.21	3.17
1999 - Institutional Shares	7.91	0.01	3.36	3.37
For the Years Ended January 31,				
1999 - Class A Shares	8.38	0.07	(0.66)	(0.59)
1999 - Class B Shares	8.31	0.01	(0.64)	(0.63)
1999 - Class C Shares	8.29	—	(0.61)	(0.61)
1999 - Institutional Shares	8.44	0.03	(0.56)	(0.53)
1998 - Class A Shares	16.31	—	(7.90)	(7.90)
1998 - Class B Shares	16.24	0.01	(7.91)	(7.90)
1998 - Class C Shares (commenced August 15, 1997)	15.73	0.01	(7.42)	(7.41)
1998 - Institutional Shares	16.33	0.10	(7.96)	(7.86)

See page 103 for all footnotes.

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$ —	$ —	$ —	$ 8.65	7.18%	$ 29,635	1.87%
—	—	—	8.39	6.73	3,101	2.37
—	—	—	8.37	6.62	1,055	2.37
—	—	—	8.97	7.80	4,068	1.22
—	—	—	8.07	(27.53)	33,854	1.85
—	—	—	7.87	(27.80)	3,645	2.35
—	—	—	7.85	(27.78)	1,010	2.35
—	—	—	8.32	(26.93)	3,055	1.20
—	—	—	11.16	0.72	86,458	1.85
—	—	—	10.91	0.18	6,849	2.35
—	—	—	10.88	0.18	2,265	2.35
—	—	—	11.41	1.42	5,236	1.20
—	—	—	11.07	42.11	84,269	1.85[b]
—	—	—	10.88	41.67	7,258	2.35[b]
—	—	—	10.85	41.28	2,281	2.35[b]
—	(0.04)	(0.04)	11.24	42.61	12,363	1.20[b]
—	—	—	7.79	(7.04)	59,940	1.93
—	—	—	7.68	(7.58)	4,190	2.45
—	—	—	7.68	(7.36)	999	2.45
—	—	—	7.91	(6.28)	4,200	1.16
—	(0.03)	(0.03)	8.38	(48.49)	87,437	1.75
—	(0.03)	(0.03)	8.31	(48.70)	3,359	2.30
—	(0.03)	(0.03)	8.29	(47.17)	436	2.35[b]
(0.03)	—	(0.03)	8.44	(48.19)	874	1.11

ASIA GROWTH FUND (continued)

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
For the Years Ended August 31,				
2002 - Class A Shares	0.70%	3.17%	(0.60)%	161%
2002 - Class B Shares	0.17	3.67	(1.13)	161
2002 - Class C Shares	0.23	3.67	(1.07)	161
2002 - Institutional Shares	1.35	2.52	0.05	161
2001 - Class A Shares	0.41	2.57	(0.31)	314
2001 - Class B Shares	(0.04)	3.07	(0.76)	314
2001 - Class C Shares	(0.07)	3.07	(0.79)	314
2001 - Institutional Shares	1.41	1.92	0.69	314
2000 - Class A Shares	(0.39)	2.30	(0.84)	207
2000 - Class B Shares	(0.91)	2.80	(1.36)	207
2000 - Class C Shares	(0.91)	2.80	(1.36)	207
2000 - Institutional Shares	0.12	1.65	(0.33)	207
For the Seven-Month Period Ended August 31,				
1999 - Class A Shares	(0.38)[b]	2.27[b]	(0.80)[b]	97
1999 - Class B Shares	(0.90)[b]	2.77[b]	(1.32)[b]	97
1999 - Class C Shares	(0.89)[b]	2.77[b]	(1.31)[b]	97
1999 - Institutional Shares	(0.14)[b]	1.62[b]	(0.28)[b]	97
For the Years Ended January 31,				
1999 - Class A Shares	0.63	2.48	0.08	106
1999 - Class B Shares	0.10	2.97	(0.42)	106
1999 - Class C Shares	0.10	2.97	(0.42)	106
1999 - Institutional Shares	1.10	1.68	0.58	106
1998 - Class A Shares	0.31	1.99	0.07	105
1998 - Class B Shares	(0.29)	2.50	(0.49)	105
1998 - Class C Shares (commenced August 15, 1997)	(0.26)[b]	2.55[b]	(0.46)[b]	105
1998 - Institutional Shares	0.87	1.31	0.67	105

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*



[This page intentionally left blank]

Index

International Equity Funds
Prospectus (Service Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database: http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

PART B
STATEMENT OF ADDITIONAL INFORMATION
CLASS A SHARES
CLASS B SHARES
CLASS C SHARES
SERVICE SHARES
INSTITUTIONAL SHARES

GOLDMAN SACHS BALANCED FUND
GOLDMAN SACHS GROWTH AND INCOME FUND
GOLDMAN SACHS CORE[SM] LARGE CAP VALUE FUND
GOLDMAN SACHS CORE[SM] U.S. EQUITY FUND
GOLDMAN SACHS CORE[SM] LARGE CAP GROWTH FUND
GOLDMAN SACHS CORE[SM] SMALL CAP EQUITY FUND
GOLDMAN SACHS CORE[SM] INTERNATIONAL EQUITY FUND
GOLDMAN SACHS CAPITAL GROWTH FUND
GOLDMAN SACHS STRATEGIC GROWTH FUND
GOLDMAN SACHS GROWTH OPPORTUNITIES FUND
GOLDMAN SACHS MID CAP VALUE FUND
GOLDMAN SACHS SMALL CAP VALUE FUND
GOLDMAN SACHS LARGE CAP VALUE FUND
GOLDMAN SACHS INTERNATIONAL EQUITY FUND
GOLDMAN SACHS EUROPEAN EQUITY FUND
GOLDMAN SACHS JAPANESE EQUITY FUND
GOLDMAN SACHS INTERNATIONAL GROWTH OPPORTUNITIES FUND
GOLDMAN SACHS EMERGING MARKETS EQUITY FUND
GOLDMAN SACHS ASIA GROWTH FUND

GOLDMAN SACHS RESEARCH SELECT FUND[SM]

GOLDMAN SACHS CONCENTRATED GROWTH FUND

(Equity Portfolios of Goldman Sachs Trust)

4900 Sears Tower
Chicago, Illinois 60606-6303

This Statement of Additional Information (the “Additional Statement”) is not a Prospectus. This Additional Statement should be read in conjunction with the Prospectuses for the Class A Shares, Class B Shares, Class C Shares, Service Shares and Institutional Shares of: Goldman Sachs Balanced Fund, Goldman Sachs Growth and Income Fund, Goldman Sachs CORE Large Cap Value Fund, Goldman Sachs CORE U.S. Equity Fund, Goldman Sachs CORE Large Cap Growth Fund, Goldman Sachs CORE Small Cap Equity Fund, Goldman Sachs CORE International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Strategic Growth Fund, Goldman Sachs Growth Opportunities Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Small Cap Value Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs International Equity Fund, Goldman Sachs European Equity Fund, Goldman Sachs Japanese Equity Fund, Goldman Sachs International Growth Opportunities Fund, Goldman Sachs Emerging Markets Equity Fund, Goldman Sachs Asia Growth Fund, Goldman Sachs Research Select Fund and Goldman Sachs Concentrated Growth Fund dated

December 20, 2002 (the “Prospectuses”), which may be obtained without charge from Goldman, Sachs & Co. by calling the telephone number, or writing to one of the addresses, listed below or from institutions (“Service Organizations”) acting on behalf of their customers.

The audited financial statements and related report of PricewaterhouseCoopers LLP, independent accountants, for each Fund contained in each Fund’s 2002 annual report (other than the Goldman Sachs Concentrated Growth Fund, which commenced operations on September 3, 2002) are incorporated herein by reference in the section “Financial Statements.” No other portions of each Fund’s Annual Report are incorporated by reference.

CORE[SM] and Research Select[SM] are service marks of Goldman, Sachs & Co.

TABLE OF CONTENTS

The date of this Additional Statement is December 20, 2002.

GOLDMAN SACHS FUNDS MANAGEMENT, L.P.
Investment Adviser to:
Goldman Sachs CORE U.S. Equity Fund
Goldman Sachs Capital Growth Fund
32 Old Slip
New York, New York 10005

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser to:
Goldman Sachs Balanced Fund
Goldman Sachs Growth and Income Fund
Goldman Sachs CORE Large Cap Value Fund
Goldman Sachs CORE Large Cap Growth Fund
Goldman Sachs CORE Small Cap Equity Fund
Goldman Sachs CORE International Equity Fund
Goldman Sachs Strategic Growth Fund
Goldman Sachs Growth Opportunities Fund
Goldman Sachs Mid Cap Value Fund
Goldman Sachs Small Cap Value Fund
Goldman Sachs Large Cap Value Fund
Goldman Sachs Research Select Fund
Goldman Sachs Concentrated Growth Fund
32 Old Slip
New York, New York 10005

GOLDMAN, SACHS & CO.
Distributor
85 Broad Street
New York, New York 10004

GOLDMAN, SACHS & CO.
Transfer Agent
4900 Sears Tower
Chicago, Illinois 60606

GOLDMAN SACHS ASSET
MANAGEMENT INTERNATIONAL
Investment Adviser to:
Goldman Sachs International Equity Fund
Goldman Sachs European Equity Fund
Goldman Sachs Japanese Equity Fund
Goldman Sachs International Growth Opportunities Fund
Goldman Sachs Emerging Markets Equity Fund
Goldman Sachs Asia Growth Fund
Procession House
55 Ludgate Hill
London, England EC4M7JW

Toll free (in U.S.) . . . 800-526-7384

INTRODUCTION

Goldman Sachs Trust (the "Trust") is an open-end, management investment company. The Trust is organized as a Delaware business trust established by a Declaration of Trust dated January 28, 1997. The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997. The following series of the Trust are described in this Additional Statement: Goldman Sachs Balanced Fund ("Balanced Fund"), Goldman Sachs Growth and Income Fund ("Growth and Income Fund"), Goldman Sachs CORE Large Cap Value Fund ("CORE Large Cap Value Fund"), Goldman Sachs CORE U.S. Equity Fund ("CORE U.S. Equity Fund"), Goldman Sachs CORE Large Cap Growth Fund ("CORE Large Cap Growth Fund"), Goldman Sachs CORE Small Cap Equity Fund ("CORE Small Cap Equity Fund"), Goldman Sachs CORE International Equity Fund ("CORE International Equity Fund"), Goldman Sachs Capital Growth Fund ("Capital Growth Fund"), Goldman Sachs Strategic Growth Fund ("Strategic Growth Fund"), Goldman Sachs Growth Opportunities Fund ("Growth Opportunities Fund"), Goldman Sachs Mid Cap Value Fund ("Mid Cap Value Fund") (formerly known as "Mid Cap Equity Fund"), Goldman Sachs Small Cap Value Fund ("Small Cap Value Fund"), Goldman Sachs Large Cap Value Fund ("Large Cap Value Fund"), Goldman Sachs International Equity Fund ("International Equity Fund"), Goldman Sachs European Equity Fund ("European Equity Fund"), Goldman Sachs Japanese Equity Fund ("Japanese Equity Fund"), Goldman Sachs International Growth Opportunities Fund ("International Growth Opportunities Fund"), Goldman Sachs Emerging Markets Equity Fund ("Emerging Markets Equity Fund"), Goldman Sachs Asia Growth Fund ("Asia Growth Fund"), Goldman Sachs Research Select Fund ("Research Select Fund") and Goldman Sachs Concentrated Growth Fund ("Concentrated Growth Fund") (collectively referred to herein as the "Funds").

The Funds, except the CORE Large Cap Value, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Strategic Growth Fund, Growth Opportunities, Large Cap Value, European Equity, Japanese Equity, International Growth Opportunities, Research Select and Concentrated Growth Funds were initially organized as a series of a corporation formed under the laws of the State of Maryland on September 27, 1989 and were reorganized as a Delaware business trust as of April 30, 1997. The Trustees have authority under the Trust's charter to create and classify shares into separate series and to classify and reclassify any series or portfolio of shares into one or more classes without further action by shareholders. Pursuant thereto, the Trustees have created the Funds and other series. Additional series may be added in the future from time to time. Each Fund currently offers five classes of shares: Class A Shares, Class B Shares, Class C Shares, Institutional Shares and Service Shares. See "Shares of the Trust."

Goldman Sachs Asset Management ("GSAM"), a business unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), serves as the Investment Adviser to the Balanced, Growth and Income, CORE Large Cap Value, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, Research Select and Concentrated Growth Funds. Goldman Sachs Funds Management, L.P. ("GSFM"), an affiliate of Goldman Sachs, serves as the Investment Adviser to the CORE U.S. Equity and Capital Growth Funds. Goldman Sachs Asset Management International ("GSAMI"), a business unit of the Investment Management Division of Goldman Sachs, serves as the Investment Adviser to the International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds. GSAM, GSFM and GSAMI are sometimes individually referred to as an "Investment Adviser" and collectively herein as the "Investment Advisers." In addition, Goldman Sachs serves as each Fund's distributor and transfer agent. Each Fund's custodian is State Street Bank and Trust Company ("State Street").

The following information relates to and supplements the description of each Fund's investment policies contained in the Prospectuses. See the Prospectuses for a more complete description of the Funds' investment objective and policies. There is no assurance that a Fund will achieve its objective. Capitalized terms used but not defined herein have the same meaning as in the Prospectuses.

INVESTMENT POLICIES

Each Fund has a distinct investment objective and policies. There can be no assurance that a Fund's objective will be achieved. Each Fund, except the Concentrated Growth Fund, is a diversified open-end management company as defined in the Investment Company Act of 1940, as amended (the "Act"). The investment objective and policies of each Fund, and the associated risks of each Fund, are discussed in the Funds' Prospectuses, which should be read carefully before an investment is made. All investment objectives and investment policies not specifically designated as fundamental may be changed without shareholder approval. However, with respect to the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Mid Cap Value, Small Cap Value, Large Cap Value, International Equity, European Equity, Japanese Equity, Emerging Markets Equity and Asia Growth Funds, to the extent required by Securities and Exchange Commission ("SEC") regulations, shareholders will be provided with sixty days notice in the manner prescribed by the SEC before any change in a Fund's policy to invest at least 80% of its net assets plus any borrowings (measured at the time of purchase) or total assets (not including securities lending collateral and any investment of that collateral) in the particular type of investment suggested by its name. Additional information about the Funds, their policies, and the investment instruments they may hold, is provided below.

Each Fund's share price will fluctuate with market, economic and, to the extent applicable, foreign exchange conditions, so that an investment in any of the Funds may be worth more or less when redeemed than when purchased. None of the Funds should be relied upon as a complete investment program.

The following discussion supplements the information in the Funds' Prospectuses.

General Information Regarding The Funds

The Investment Adviser may purchase for the Funds common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants and stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities ("equity investments"). The Investment Adviser utilizes first-hand fundamental research, including visiting company facilities to assess operations and to meet decision-makers, in choosing a Fund's securities. The Investment Adviser may also use macro analysis of numerous economic and valuation variables to anticipate changes in company earnings and the overall investment climate. The Investment Adviser is able to draw on the research and market expertise of the Goldman Sachs Global Investment Research Department and other affiliates of the Investment Adviser, as well as information provided by other securities dealers. Equity investments in a Fund's portfolio will generally be sold when the Investment Adviser believes that the market price fully reflects or exceeds the investments' fundamental valuation or when other more attractive investments are identified.

Value Style Funds. The Growth and Income, Mid Cap Value, Small Cap Value, Large Cap Value Funds, a portion of the Research Select Fund and a portion of the equity portion of Balanced Fund are managed using a value oriented approach. (The Research Select Fund and the equity portion of the Balanced Fund utilizes a blend of value and growth investment styles. See "Growth Style Funds" below). The Investment Adviser evaluates securities using fundamental analysis and intends to purchase equity investments that are, in its view, underpriced relative to a combination of such companies' long-term earnings prospects, growth rate, free cash flow and/or dividend-paying ability. Consideration will be given to the business quality of the issuer. Factors positively affecting the Investment Adviser's view of that quality include the competitiveness and degree of regulation in the markets in which the company operates, the existence of a management team with a record of success, the position of the company in the markets in which it operates, the level of the company's financial leverage and the sustainable return on capital invested in the business. The Funds may also purchase securities of companies that have experienced difficulties and that, in the opinion of the Investment Adviser, are available at attractive prices.

Growth Style Funds. The Capital Growth, Strategic Growth, Growth Opportunities and Concentrated Growth Funds, a portion of the Research Select Fund and a portion of the equity portion of the Balanced Fund are managed using a growth equity oriented approach. Equity investments for these Funds are selected based on their prospects for above average growth. The Investment Adviser will select securities of growth companies trading, in the Investment Adviser's opinion, at a reasonable price relative to other industries, competitors and historical price/earnings multiples. The Funds will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, or, to a lesser extent, in companies in which significant further growth is not anticipated but whose market value per share is thought to be undervalued. In order to determine whether a security has favorable growth prospects, the Investment Adviser ordinarily looks for one or more of the following characteristics in relation to the security's prevailing price: prospects for above average sales and earnings growth per share; high return on invested capital; free cash flow generation; sound balance sheet, financial and accounting policies, and overall financial strength; strong competitive advantages; effective research, product development, and marketing; pricing flexibility; strength of management; and general operating characteristics that will enable the company to compete successfully in its marketplace.

Quantitative Style Funds. CORE U.S. Equity, CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds (the "CORE Equity Funds") are managed using both quantitative and fundamental techniques. CORE is an acronym for "Computer-Optimized, Research-Enhanced," which reflects the CORE Funds' investment process. This investment process and the proprietary multifactor model used to implement it are discussed below.

Investment Process. The Investment Adviser begins with a broad universe of U.S. equity investments for CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, and CORE Small Cap Equity Funds (the "CORE U.S. Equity Funds"), and a broad universe of foreign equity investments for CORE International Equity Fund. As described more fully below, the Investment Adviser uses a proprietary multifactor model (the "Multifactor Model") to forecast the returns of different markets, currencies and individual securities. In the case of an equity security followed by the Goldman Sachs Global Investment Research Department (the "Research Department"), a rating is assigned based upon the Research Department's evaluation. In the discretion of the Investment Adviser, ratings may also be assigned to equity investments based on research ratings obtained from other industry sources.

In building a diversified portfolio for each CORE Equity Fund, the Investment Adviser utilizes optimization techniques to seek to construct the most efficient risk/return portfolio given each CORE Fund's benchmark. Each portfolio is primarily composed of securities rated highest by the foregoing investment process and has risk characteristics and industry weightings similar to the relevant Fund's benchmark.

Multifactor Models. The Multifactor Models are rigorous computerized rating systems for forecasting the returns of different equity markets, currencies and individual equity investments according to fundamental investment characteristics. The CORE U.S. Equity Funds use one Multifactor Model to forecast the returns of securities held in each Fund's portfolio. The CORE International Equity Fund uses multiple Multifactor Models to forecast returns. Currently, the CORE International Equity Fund uses one model to forecast equity market returns, one model to forecast currency returns and 22 separate models to forecast individual equity security returns in 22 different countries. Despite this variety, all Multifactor Models incorporate common variables covering measures of value, price momentum, earnings momentum and stability (e.g., book/price ratio, earnings/price ratio, price momentum, price volatility, consensus growth forecasts, earnings estimate revisions, earnings stability, and, in the case of models for CORE International Equity Fund, currency momentum and country political risk ratings). All of the factors used in the Multifactor Models have been shown to significantly impact the performance of the securities, currencies and markets they were designed to forecast.

The weightings assigned to the factors in the Multifactor Model used by the CORE U.S. Equity Funds are derived using a statistical formulation that considers each factor's historical performance in different market environments. As such, the U.S. Multifactor Model is designed to evaluate each security using only the factors that are statistically related to returns in the anticipated market environment. Because they include many disparate factors, the Investment Adviser believes that all the Multifactor Models are broader in scope and provide a more thorough evaluation than most conventional quantitative models. Securities and markets ranked highest by the relevant Multifactor Model do not have one dominant investment characteristic; rather, they possess an attractive combination of investment characteristics. By using a variety of relevant factors to select securities, currencies or markets, the Investment Adviser believes that the Fund will be better balanced and have more consistent performance than an investment portfolio that uses only one or two factors to select such investments.

The Investment Adviser will monitor, and may occasionally suggest and make changes to, the method by which securities, currencies or markets are selected for or weighted in a Fund. Such changes (which may be the result of changes in the Multifactor Models or the method of applying the Multifactor Models) may include: (i) evolutionary changes to the structure of the Multifactor Models (*e.g.*, the addition of new factors or a new means of weighting the factors); (ii) changes in trading procedures (*e.g.*, trading frequency or the manner in which a Fund uses futures); or (iii) changes in the method by which securities, currencies or markets are weighted in a Fund. Any such changes will preserve a Fund's basic investment philosophy of combining qualitative and quantitative methods of selecting securities using a disciplined investment process.

Research Department. In assigning ratings to equity investments, the Research Department uses a four category rating system ranging from "recommended for purchase" to "likely to under perform." The ratings reflect the analyst's judgment as to the investment results of a specific security and incorporate economic outlook, valuation, risk and a variety of other factors.

By employing both a quantitative (i.e., the Multifactor Models) and a qualitative (i.e., research enhanced) method of selecting securities, each CORE Equity Fund seeks to capitalize on the strengths of each discipline.

Other Information. Since normal settlement for equity investments is three trading days (for certain international markets settlement may be longer), the Funds will need to hold cash balances to satisfy shareholder redemption requests. Such cash balances will normally range from 2% to 5% of a Fund's net assets. CORE U.S. Equity Fund may enter into futures transactions only with respect to the S&P 500TM Index and the CORE Large Cap Growth, CORE Large Cap Value and CORE Small Cap Equity Funds may enter into futures transactions only with respect to a representative index in order to keep a Fund's effective equity exposure close to 100%. CORE International Equity Fund may purchase other types of futures contracts. For example, if cash balances are equal to 5% of the net assets, the Fund may enter into long futures contracts covering an amount equal to 5% of the Fund's net assets. As cash balances fluctuate based on new contributions or withdrawals, a Fund may enter into additional contracts or close out existing positions.

Actively Managed International Funds. The International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds are managed using an active international approach, which utilizes a consistent process of stock selection undertaken by portfolio management teams located within each of the major investment regions, including Europe, Japan, Asia and the United States. In selecting securities, the Investment Adviser uses a long-term, bottom-up strategy based on first-hand fundamental research that is designed to give broad exposure to the available opportunities while seeking to add return primarily through stock selection. Equity investments for these Funds are evaluated based on three key factors—the business, the management and the valuation. The Investment Adviser ordinarily seeks securities that have, in the Investment Adviser's opinion, superior earnings growth potential, sustainable franchise value with management attuned to creating shareholder value and relatively discounted valuations. In addition, the Investment Adviser uses a multi-factor risk model which seeks to assure that deviations from the benchmark are justifiable.

Additional Information About the Balanced Fund

The investment objective of the Balanced Fund is to provide long-term growth of capital and current income. The Fund seeks growth of capital primarily through investments in equity investments. The Fund seeks to provide current income through investment in fixed-income securities (bonds).

The Balanced Fund is intended to provide a foundation on which an investor can build an investment portfolio or to serve as the core of an investment program, depending on the investor's goals. The Balanced Fund is designed for relatively conservative investors who seek a combination of long-term capital growth and current income in a single investment. The Balanced Fund offers a portfolio of equity and fixed-income securities intended to provide less volatility than a portfolio completely invested in equity investments and greater diversification than a portfolio invested in only one asset class. The Balanced Fund may be appropriate for people who seek capital appreciation but are concerned about the volatility typically associated with a fund that invests solely in stocks and other equity investments.

Fixed-Income Strategies Designed to Maximize Return and Manage Risk. GSAM's approach to managing the fixed-income portion of the Balanced Fund's portfolio seeks to provide high returns relative to a market benchmark, the Lehman Brothers Aggregate Bond Index (the "Index"), while also seeking to provide high current income. This approach emphasizes (i) sector allocation strategies which enable GSAM to tactically overweight or underweight one sector of the fixed-income market (i.e., mortgages, corporate bonds, U.S. Treasuries, non-dollar bonds, emerging market debt) versus another; (ii) individual security selection based on identifying relative value (fixed-income securities inexpensive relative to others in their sector); and (iii) to a lesser extent, strategies based on GSAM's expectation of the direction of interest rates or the spread between short-term and long-term interest rates such as yield curve strategy.

The Index currently includes U.S. Government Securities and fixed-rate, publicly issued, U.S. dollar-denominated fixed income securities rated at least Baa3 by Moody's Investors Service ("Moody's") (if a Moody's rating is unavailable, the comparable Standard & Poor's rating is used). The securities currently included in the Index have at least one year remaining to maturity; have an outstanding principal amount of at least $150 million; and are issued by the following types of issuers, with each category receiving a different weighting in the Index: U.S. Treasury; agencies, authorities or instrumentalities of the U.S. Government; issuers of mortgage-backed securities; utilities; industrial issuers; financial institutions; foreign issuers; and issuers of asset-backed securities. The Index is a trademark of Lehman Brothers. Inclusion of a security in the Index does not imply an opinion by Lehman Brothers as to its attractiveness or appropriateness for investment. Although Lehman Brothers obtains factual information used in connection with the Index from sources which it considers reliable, Lehman Brothers claims no responsibility for the accuracy, completeness or timeliness or such information and has no liability to any person for any loss arising from results obtained from the use of the Index data.

GSAM seeks to manage fixed-income portfolio risk in a number of ways. These include diversifying the fixed-income portion of the Balanced Fund's portfolio among various types of fixed-income securities and utilizing sophisticated quantitative models to understand how the fixed-income portion of the portfolio will perform under a variety of market and economic scenarios. In addition, GSAM uses extensive credit analysis to select and to monitor any investment-grade or non-investment grade bonds that may be included in the Balanced Fund's portfolio. In employing this and other investment strategies, the GSAM team has access to extensive fundamental research and analysis available through Goldman Sachs and a broad range of other sources.

A number of investment strategies will be used in selecting fixed-income securities for the Fund's portfolio. GSAM's fixed-income investment philosophy is to actively manage the portfolio within a risk-controlled framework. The Investment Adviser de-emphasizes interest rate anticipation by monitoring the duration of the portfolio within a narrow range of the Investment Adviser's target duration, and instead focuses on seeking to add value through sector selection, security selection and yield curve strategies.

Market Sector Selection. Market sector selection is the underweighting or overweighting of one or more market sectors (*i.e.*, U.S. Treasuries, U.S. Government agency securities, corporate securities, mortgage-backed securities and asset-backed securities). GSAM may decide to overweight or underweight a given market sector or subsector (*e.g.*, within the corporate sector, industrials, financial issuers and utilities) based on, among other things, expectations of future yield spreads between different sectors or subsectors.

Issuer Selection. Issuer selection is the purchase and sale of corporate securities based on a corporation's current and expected credit standing (within the constraints imposed by the Balanced Fund's minimum credit quality requirements). This strategy focuses on four types of corporate issuers. Selection of securities from the first type of issuers – those with low but stable credit – is intended to enhance total returns by providing incremental yield. Selecting securities from the second type of issuers – those with low and intermediate but improving credit quality – is intended to enhance total returns in two stages. Initially, these securities are expected to provide incremental yield. Eventually, price appreciation is expected to occur relative to alternative securities as credit quality improves, the credit ratings of nationally recognized statistical ratings organizations are upgraded, and credit spreads narrow. Securities from the third type of issuers – issuers with deteriorating credit quality – will be avoided, since total returns are typically enhanced by avoiding the widening of credit spreads and the consequent relative price depreciation. Finally, total returns can be enhanced by focusing on securities that are rated differently by different rating organizations. If the securities are trading in line with the higher published quality rating while GSAM concurs with the lower published quality rating, the securities would generally be sold and any potential price deterioration avoided. On the other hand, if the securities are trading in line with the lower published quality rating while the higher published quality rating is considered more realistic, the securities may be purchased in anticipation of the expected market reevaluation and relative price appreciation.

Yield Curve Strategy. Yield curve strategy consists of overweighting or underweighting different maturity sectors relative to a benchmark to take advantage of the shape of the yield curve. Three alternative maturity sector selections are available: a "barbell" strategy in which short and long maturity sectors are overweighted while intermediate maturity sectors are underweighted; a "bullet" strategy in which, conversely, short-and long-maturity sectors are underweighted while intermediate-maturity sectors are overweighted; and a "neutral yield curve" strategy in which the maturity distribution mirrors that of a benchmark.

Additional Information About the International Equity Fund

The International Equity Fund will seek to achieve its investment objective by investing, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in equity investments of companies that are organized outside the United States or whose securities are principally traded outside the United States. Because research coverage outside the United States can be fragmented and relatively unsophisticated, many foreign companies that are well-positioned to grow and prosper may not have come to the attention of investors. The Investment Adviser believes that the less efficient pricing of foreign markets can create favorable conditions for the International Equity Fund's highly focused investment approach. For a description of the risks of the International Equity Fund's investments in Asia, see "Investing in Emerging Markets, including Asia and Eastern Europe."

A Rigorous Process of Stock Selection. Using fundamental industry and company research, the Investment Adviser equity team in London, Singapore and Tokyo seeks to identify companies that may achieve superior long-term returns. Stocks are carefully selected for the International Equity Fund's portfolio through a three-stage investment process. Because the International Equity Fund expects to be a relatively longer-term holder of stocks, the portfolio managers adjust the Fund's portfolio only when expected returns fall below acceptable levels or when the portfolio managers identify substantially more attractive investments.

Using the research of Goldman Sachs as well as information gathered from other sources in Europe and the Asia-Pacific region, the Investment Adviser seeks to identify attractive industries around the world. Such industries are expected to have favorable underlying economics and allow companies to generate sustainable and predictable high returns. As a rule, they are less economically sensitive, relatively free of regulation and favor strong franchises.

Within these industries the Investment Adviser seeks to identify well-run companies that enjoy a stable competitive advantage and are able to benefit from the favorable dynamics of the industry. This stage includes analyzing the current and expected financial performance of the company; contacting suppliers, customers and competitors; and meeting with management. In particular, the portfolio managers look for companies whose managers have a strong commitment to both maintaining the high returns of the existing business and reinvesting the capital generated at high rates of return. Management should act in the interests of the owners and seek to maximize returns to all stockholders.

GSAMI's currency team manages the foreign exchange risk embedded in foreign equities by means of a currency overlay program. The program may be utilized to protect the value of foreign investments in sustained periods of dollar appreciation and to add returns by seeking to take advantage of foreign exchange fluctuations.

The members of GSAMI's international equity team bring together years of experience in analyzing and investing in companies in Europe and other regions. Their expertise spans a wide range of skills including investment analysis, investment management, investment banking and business consulting. GSAMI's worldwide staff of over 300 professionals includes portfolio managers based in London, Singapore and Tokyo who bring firsthand knowledge of their local markets and companies to their investment decisions.

Additional Information About the Research Select Fund

The Research Select Fund will invest at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in equity investments selected for their potential to achieve capital appreciation over the long term. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 40-50 companies that are considered by the Investment Adviser to be positioned for long-term growth or are positioned as value opportunities which, in the Investment Adviser's view, have identifiable competitive advantages and whose intrinsic value is not reflected in the stock price.

The Fund may invest in securities of any capitalization. Although the Fund will invest primarily in publicly traded U.S. securities (including the securities of foreign issuers that are traded in the United States), it may invest up to 20% of its net assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

In managing the Fund, the Investment Adviser uses both value and growth investment styles as described above. A committee of portfolio managers representing the Investment Adviser's value and growth investment teams will meet regularly to discuss stock selection and portfolio construction for the Fund. The Investment Adviser will rely on research generated by the portfolio managers/analysts that comprise the Investment Adviser's value and growth investment teams. Under normal circumstances, the Fund expects its portfolio to be approximately balanced between value and growth opportunities. The Fund will be re-balanced annually or more frequently as opportunities arise.

Corporate Debt Obligations

Each Fund may, under normal market conditions, invest in corporate debt obligations, including obligations of industrial, utility and financial issuers. Corporate debt obligations include bonds, notes, debentures and other obligations of corporations to pay interest and repay principal. CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity and CORE International Equity Funds may only invest in debt securities that are cash equivalents. Corporate debt obligations are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations and may also be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer and general market liquidity.

An economic downturn could severely affect the ability of highly leveraged issuers of junk bond securities to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of junk bonds will have an adverse effect on a Fund's net asset value to the extent it invests in such securities. In addition, a Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings.

The secondary market for junk bonds, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities. This reduced liquidity may have an adverse effect on the ability of Balanced, Growth and Income, Capital Growth, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity, Asia Growth and Research Select Funds to dispose of a particular security when necessary to meet their redemption requests or other liquidity needs. Under adverse market or economic conditions, the secondary market for junk bonds could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Investment Advisers could find it difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under such circumstances, may be less than the prices used in calculating a Fund's net asset value.

Since investors generally perceive that there are greater risks associated with the medium to lower rated securities of the type in which Balanced, Growth and Income, Capital Growth, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity, Asia Growth and Research Select Funds may invest, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities. In the lower quality segments of the fixed-income securities market, changes in perceptions of issuers' creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the fixed-income securities market, resulting in greater yield and price volatility.

Another factor which causes fluctuations in the prices of fixed-income securities is the supply and demand for similarly rated securities. In addition, the prices of fixed-income securities fluctuate in response to the general level of interest rates. Fluctuations in the prices of portfolio securities subsequent to their acquisition will not affect cash income from such securities but will be reflected in a Fund's net asset value.

Medium to lower rated and comparable non-rated securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. Since medium to lower rated securities generally involve greater risks of loss of income and principal than higher rated securities, investors should consider carefully the relative risks associated with investment in securities which carry medium to lower ratings and in comparable unrated securities. In addition to the risk of default, there are the related costs of recovery on defaulted issues. The Investment Adviser will attempt to reduce these risks through portfolio diversification and by analysis of each issuer and its ability to make timely payments of income and principal, as well as broad economic trends and corporate developments.

The Investment Adviser employs its own credit research and analysis, which includes a study of existing debt, capital structure, ability to service debt and to pay dividends, the issuer's sensitivity to economic conditions, its operating history and the current trend of earnings. The Investment Adviser continually monitors the investments in a Fund's portfolio and evaluates whether to dispose of or to retain corporate debt obligations whose credit ratings or credit quality may have changed.

U.S. Government Securities

Each Fund may invest in U.S. Government securities. Generally, these securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. Government agencies, instrumentalities or sponsored enterprises. U.S. Government securities also include Treasury receipts and other stripped U.S. Government securities, where the interest and principal components of stripped U.S. Government securities are traded independently. Each Fund may also invest in zero coupon U.S. Treasury securities and in zero coupon securities issued by financial institutions, which represent a proportionate interest in underlying U.S. Treasury securities. A zero coupon security pays no interest to its holder during its life and its value consists of the difference between its face value at maturity and its cost. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically.

Bank Obligations

Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulation. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Zero Coupon Bonds

Each Fund's investments in fixed-income securities may include zero coupon bonds. Zero coupon bonds are debt obligations issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the bonds would have accrued and compounded over the period until maturity. Zero coupon bonds do not require the periodic payment of interest. Such investments benefit the issuer by mitigating its need for cash to meet debt service but also require a higher rate of return to attract investors who are willing to defer receipt of such cash. Such investments may experience greater volatility in market value than debt obligations which provide for regular payments of interest. In addition, if an issuer of zero coupon bonds held by a Fund defaults, the Fund may obtain no return at all on its investment. A Fund will accrue income on such investments for each taxable year which (net of deductible expenses, if any) is distributable to shareholders and which, because no cash is generally received at the time of accrual, may require the liquidation of other portfolio securities to obtain sufficient cash to satisfy the Fund's distribution obligations.

Variable and Floating Rate Securities

The interest rates payable on certain fixed-income securities in which a Fund may invest are not fixed and may fluctuate based upon changes in market rates. A variable rate obligation has an interest rate which is adjusted at predesignated periods in response to changes in the market rate of interest on which the interest rate is based. Variable and floating rate obligations are less effective than fixed rate instruments at locking in a particular yield. Nevertheless, such obligations may fluctuate in value in response to interest rate changes if there is a delay between changes in market interest rates and the interest reset date for the obligation.

Custodial Receipts and Trust Certificates

Each Fund may invest in custodial receipts and trust certificates, which may be underwritten by securities dealers or banks, representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government securities or other types of securities in which the Funds may invest. The custodial receipts or trust certificates are underwritten by securities dealers or banks and may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. Government or other issuer of the securities held by the custodian or trustee. As a holder of custodial receipts and trust certificates, the Funds will bear their proportionate share of the fees and expenses charged to the custodial account or trust. The Funds may also invest in separately issued interests in custodial receipts and trust certificates.

Although under the terms of a custodial receipt the Funds would be typically authorized to assert their rights directly against the issuer of the underlying obligation, the Funds could be required to assert through the custodian bank those rights as may exist against the underlying issuers. Thus, in the event an underlying issuer fails to pay principal and/or interest when due, the Funds may be subject to delays, expenses and risks that are greater than those that would have been involved if the Funds had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying securities have been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying securities would be reduced in recognition of any taxes paid.

Certain custodial receipts and trust certificates may be synthetic or derivative instruments that have interest rates that reset inversely to changing short-term rates and/or have embedded interest rate floors and caps that require the issuer to pay an adjusted interest rate if market rates fall below or rise above a specified rate. Because some of these instruments represent relatively recent innovations, and the trading market for these instruments is less developed than the markets for traditional types of instruments, it is uncertain how these instruments will perform under different economic and interest-rate scenarios. Also, because these instruments may be leveraged, their market values may be more volatile than other types of fixed income instruments and may present greater potential for capital gain or loss. The possibility of default by an issuer or the issuer's credit provider may be greater for these derivative instruments than for other types of instruments. In some cases, it may be difficult to determine the fair value of a derivative instrument because of a lack of reliable objective information and an established secondary market for some instruments may not exist. In many cases, the Internal Revenue Service has not ruled on the tax treatment of the interest received on the derivative instruments and, accordingly, purchases of such instruments are based on the opinion of counsel to the sponsors of the instruments.

Municipal Securities

The Balanced Fund may invest in municipal securities. Municipal securities consist of bonds, notes and other instruments issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities, the interest on which is exempt from regular federal income tax. Municipal securities are often issued to obtain funds for various public purposes. Municipal securities also include "private activity bonds" or industrial development bonds, which are issued by or on behalf of public authorities to obtain funds for privately operated facilities, such as airports and waste disposal facilities, and, in some cases, commercial and industrial facilities.

The yields and market values of municipal securities are determined primarily by the general level of interest rates, the creditworthiness of the issuers of municipal securities and economic and political conditions affecting such issuers. Due to their tax exempt status, the yields and market prices of municipal securities may be adversely affected by changes in tax rates and policies, which may have less effect on the market for taxable fixed-income securities. Moreover, certain types of municipal securities, such as housing revenue bonds, involve prepayment risks which could affect the yield on such securities. The credit rating assigned to municipal securities may reflect the existence of guarantees, letters of credit or other credit enhancement features available to the issuers or holders of such municipal securities.

Investments in municipal securities are subject to the risk that the issuer could default on its obligations. Such a default could result from the inadequacy of the sources or revenues from which interest and principal payments are to be made or the assets collateralizing such obligations. Revenue bonds, including private activity bonds, are backed only by specific assets or revenue sources and not by the full faith and credit of the governmental issuer.

Dividends paid by the Funds from any tax-exempt interest they may receive will not be tax-exempt.

Mortgage-Backed Securities

General Characteristics. Each Fund (other than the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity and Research Select Funds) may invest in mortgage-backed securities. Each mortgage pool underlying mortgage-backed securities consists of mortgage loans evidenced by promissory notes secured by first mortgages or first deeds of trust or other similar security instruments creating a first lien on owner occupied and non-owner occupied one-unit to four-unit residential properties, multifamily (*i.e.*, five or more) properties, agricultural properties, commercial properties and mixed use properties (the "Mortgaged Properties"). The Mortgaged Properties may consist of detached individual dwelling units, multifamily dwelling units, individual condominiums, townhouses, duplexes, triplexes, fourplexes, row houses, individual units in planned unit developments and other attached dwelling units. The Mortgaged Properties may also include residential investment properties and second homes.

The investment characteristics of adjustable and fixed rate mortgage-backed securities differ from those of traditional fixed-income securities. The major differences include the payment of interest and principal on mortgage-backed securities on a more frequent (usually monthly) schedule, and the possibility that principal may be prepaid at any time due to prepayments on the underlying mortgage loans or other assets. These differences can result in significantly greater price and yield volatility than is the case with traditional fixed-income securities. As a result, if a Fund purchases mortgage-backed securities at a premium, a faster than expected prepayment rate will reduce both the market value and the yield to maturity from those which were anticipated. A prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity and market value. Conversely, if a Fund purchases mortgage-backed securities at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce yield to maturity and market values. To the extent that a Fund invests in mortgage-backed securities, its Investment Adviser may seek to manage these potential risks by investing in a variety of mortgage-backed securities and by using certain hedging techniques.

Government Guaranteed Mortgage-Backed Securities. There are several types of guaranteed mortgage-backed securities currently available, including guaranteed mortgage pass-through certificates and multiple class securities, which include guaranteed Real Estate Mortgage Investment Conduit Certificates ("REMIC Certificates"), collateralized mortgage obligations and stripped mortgage-backed securities. A Fund is permitted to invest in other types of mortgage-backed securities that may be available in the future to the extent consistent with its investment policies and objective.

A Fund's investments in mortgage-backed securities may include securities issued or guaranteed by the U.S. Government or one of its agencies, authorities, instrumentalities or sponsored enterprises, such as the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac").

There is risk that the U.S. Government will not provide financial support to its agencies, authorities, instrumentalities or sponsored enterprises. A Fund may purchase U.S. Government securities that are not backed by the full faith and credit of the United States, such as those issued by Fannie Mae and Freddie Mac. The maximum potential liability of the issuers of some U.S. Government securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Ginnie Mae Certificates. Ginnie Mae is a wholly-owned corporate instrumentality of the United States. Ginnie Mae is authorized to guarantee the timely payment of the principal of and interest on certificates that are based on and backed by a pool of mortgage loans insured by the Federal Housing Administration ("FHA Loans"), or guaranteed by the Veterans Administration ("VA Loans"), or by pools of other eligible mortgage loans. In order to meet its obligations under any guaranty, Ginnie Mae is authorized to borrow from the United States Treasury in an unlimited amount.

Fannie Mae Certificates. Fannie Mae is a stockholder-owned corporation chartered under an act of the United States Congress. Each Fannie Mae Certificate is issued and guaranteed by Fannie Mae and represents an undivided interest in a pool of mortgage loans (a "Pool") formed by Fannie Mae. Each Pool consists of residential mortgage loans ("Mortgage Loans") either previously owned by Fannie Mae or purchased by it in connection with the formation of the Pool. The Mortgage Loans may be either conventional Mortgage Loans (*i.e.*, not insured or guaranteed by any U.S. Government agency) or Mortgage Loans that are either insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). However, the Mortgage Loans in Fannie Mae Pools are primarily conventional Mortgage Loans. The lenders originating and servicing the Mortgage Loans are subject to certain eligibility requirements established by Fannie Mae.

Fannie Mae has certain contractual responsibilities. With respect to each Pool, Fannie Mae is obligated to distribute scheduled installments of principal and interest after Fannie Mae's servicing and guaranty fee, whether or not received, to Certificate holders. Fannie Mae also is obligated to distribute to holders of Certificates an amount equal to the full principal balance of any foreclosed Mortgage Loan, whether or not such principal balance is actually recovered. The obligations of Fannie Mae under its guaranty of the Fannie Mae Certificates are obligations solely of Fannie Mae.

Freddie Mac Certificates. Freddie Mac is a publicly held U.S. Government sponsored enterprise. The principal activity of Freddie Mac currently is the purchase of first lien, conventional, residential mortgage loans and participation interests in such mortgage loans and their resale in the form of mortgage securities, primarily Freddie Mac Certificates. A Freddie Mac Certificate represents a pro rata interest in a group of mortgage loans or participations in mortgage loans (a "Freddie Mac Certificate group") purchased by Freddie Mac.

Freddie Mac guarantees to each registered holder of a Freddie Mac Certificate the timely payment of interest at the rate provided for by such Freddie Mac Certificate (whether or not received on the underlying loans). Freddie Mac also guarantees to each registered Certificate holder ultimate collection of all principal of the related mortgage loans, without any offset or deduction, but does not, generally, guarantee the timely payment of scheduled principal. The obligations of Freddie Mac under its guaranty of Freddie Mac Certificates are obligations solely of Freddie Mac.

The mortgage loans underlying the Freddie Mac Certificates consist of adjustable rate or fixed rate mortgage loans with original terms to maturity of between five and thirty years. Substantially all of these mortgage loans are secured by first liens on one-to-four-family residential properties or multifamily projects. Each mortgage loan must meet the applicable standards set forth in the law creating Freddie Mac or Fannie Mae. A Freddie Mac Certificate group may include whole loans, participation interests in whole loans and undivided interests in whole loans and participations comprising another Freddie Mac Certificate group.

Mortgage Pass-Through Securities. Each Fund (other than the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity and Research Select Funds) may invest in both government guaranteed and privately issued mortgage pass-through securities ("Mortgage Pass-Throughs"); that is, fixed or adjustable rate mortgage-backed securities which provide for monthly payments that are a "pass-through" of the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees or other amounts paid to any guarantor, administrator and/or servicer of the underlying mortgage loans.

The following discussion describes only a few of the wide variety of structures of Mortgage Pass-Throughs that are available or may be issued.

Description of Certificates. Mortgage Pass-Throughs may be issued in one or more classes of senior certificates and one or more classes of subordinate certificates. Each such class may bear a different pass-through rate. Generally, each certificate will evidence the specified interest of the holder thereof in the payments of principal or interest or both in respect of the mortgage pool comprising part of the trust fund for such certificates.

Any class of certificates may also be divided into subclasses entitled to varying amounts of principal and interest. If a REMIC election has been made, certificates of such subclasses may be entitled to payments on the basis of a stated principal balance and stated interest rate, and payments among different subclasses may be made on a sequential, concurrent, pro rata or disproportionate basis, or any combination thereof. The stated interest rate on any such subclass of certificates may be a fixed rate or one which varies in direct or inverse relationship to an objective interest index.

Generally, each registered holder of a certificate will be entitled to receive its pro rata share of monthly distributions of all or a portion of principal of the underlying mortgage loans or of interest on the principal balances thereof, which accrues at the applicable mortgage pass-through rate, or both. The difference between the mortgage interest rate and the related mortgage pass-through rate (less the amount, if any, of retained yield) with respect to each mortgage loan will generally be paid to the servicer as a servicing fee. Since certain adjustable rate mortgage loans included in a mortgage pool may provide for deferred interest (*i.e.*, negative amortization), the amount of interest actually paid by a mortgagor in any month may be less than the amount of interest accrued on the outstanding principal balance of the related mortgage loan during the relevant period at the applicable mortgage interest rate. In such event, the amount of interest that is treated as deferred interest will generally be added to the principal balance of the related mortgage loan and will be distributed pro rata to certificate-holders as principal of such mortgage loan when paid by the mortgagor in subsequent monthly payments or at maturity.

Ratings. The ratings assigned by a rating organization to Mortgage Pass-Throughs address the likelihood of the receipt of all distributions on the underlying mortgage loans by the related certificate-holders under the agreements pursuant to which such certificates are issued. A rating organization's ratings take into consideration the credit quality of the related mortgage pool, including any credit support providers, structural and legal aspects associated with such certificates, and the extent to which the payment stream on such mortgage pool is adequate to make payments required by such certificates. A rating organization's ratings on such certificates do not, however, constitute a statement regarding frequency of prepayments on the related mortgage loans. In addition, the rating assigned by a rating organization to a certificate may not address the remote possibility that, in the event of the insolvency of the issuer of certificates where a subordinated interest was retained, the issuance and sale of the senior certificates may be recharacterized as a financing and, as a result of such recharacterization, payments on such certificates may be affected.

Credit Enhancement. Credit support falls generally into two categories: (i) liquidity protection and (ii) protection against losses resulting from default by an obligor on the underlying assets. Liquidity protection refers to the provision of advances, generally by the entity administering the pools of mortgages, the provision of a reserve fund, or a combination thereof, to ensure, subject to certain limitations, that scheduled payments on the underlying pool are made in a timely fashion. Protection against losses resulting from default ensures ultimate payment of the obligations on at least a portion of the assets in the pool. Such credit support can be provided by, among other things, payment guarantees, letters of credit, pool insurance, subordination, or any combination thereof.

Subordination; Shifting of Interest; Reserve Fund. In order to achieve ratings on one or more classes of Mortgage Pass-Throughs, one or more classes of certificates may be subordinate certificates which provide that the rights of the subordinate certificate-holders to receive any or a specified portion of distributions with respect to the underlying mortgage loans may be subordinated to the rights of the senior certificate-holders. If so structured, the subordination feature may be enhanced by distributing to the senior certificate-holders on certain distribution dates, as payment of principal, a specified percentage (which generally declines over time) of all principal payments received during the preceding prepayment period ("shifting interest credit enhancement"). This will have the effect of accelerating the amortization of the senior certificates while increasing the interest in the trust fund evidenced by the subordinate certificates. Increasing the interest of the subordinate certificates relative to that of the senior certificates is intended to preserve the availability of the subordination provided by the subordinate certificates. In addition, because the senior certificate-holders in a shifting interest credit enhancement structure are entitled to receive a percentage of principal prepayments which is greater than their proportionate interest in the trust fund, the rate of principal prepayments on the mortgage loans will have an even greater effect on the rate of principal payments and the amount of interest payments on, and the yield to maturity of, the senior certificates.

In addition to providing for a preferential right of the senior certificate-holders to receive current distributions from the mortgage pool, a reserve fund may be established relating to such certificates (the "Reserve Fund"). The Reserve Fund may be created with an initial cash deposit by the originator or servicer and augmented by the retention of distributions otherwise available to the subordinate certificate-holders or by excess servicing fees until the Reserve Fund reaches a specified amount.

The subordination feature, and any Reserve Fund, are intended to enhance the likelihood of timely receipt by senior certificate-holders of the full amount of scheduled monthly payments of principal and interest due them and will protect the senior certificate-holders against certain losses; however, in certain circumstances the Reserve Fund could be depleted and temporary shortfalls could result. In the event the Reserve Fund is depleted before the subordinated amount is reduced to zero, senior certificate-holders will nevertheless have a preferential right to receive current distributions from the mortgage pool to the extent of the then outstanding subordinated amount. Unless otherwise specified, until the subordinated amount is reduced to zero, on any distribution date any amount otherwise distributable to the subordinate certificates or, to the extent specified, in the Reserve Fund will generally be used to offset the amount of any losses realized with respect to the mortgage loans ("Realized Losses"). Realized Losses remaining after application of such amounts will generally be applied to reduce the ownership interest of the subordinate certificates in the mortgage pool. If the subordinated amount has been reduced to zero, Realized Losses generally will be allocated pro rata among all certificate-holders in proportion to their respective outstanding interests in the mortgage pool.

Alternative Credit Enhancement. As an alternative, or in addition to the credit enhancement afforded by subordination, credit enhancement for Mortgage Pass-Throughs may be provided by mortgage insurance, hazard insurance, by the deposit of cash, certificates of deposit, letters of credit, a limited guaranty or by such other methods as are acceptable to a rating agency. In certain circumstances, such as where credit enhancement is provided by guarantees or a letter of credit, the security is subject to credit risk because of its exposure to an external credit enhancement provider.

Voluntary Advances. Generally, in the event of delinquencies in payments on the mortgage loans underlying the Mortgage Pass-Throughs, the servicer agrees to make advances of cash for the benefit of certificate-holders, but only to the extent that it determines such voluntary advances will be recoverable from future payments and collections on the mortgage loans or otherwise.

Optional Termination. Generally, the servicer may, at its option with respect to any certificates, repurchase all of the underlying mortgage loans remaining outstanding at such time if the aggregate outstanding principal balance of such mortgage loans is less than a specified percentage (generally 5-10%) of the aggregate outstanding principal balance of the mortgage loans as of the cut-off date specified with respect to such series.

Multiple Class Mortgage-Backed Securities and Collateralized Mortgage Obligations. A Fund may invest in multiple class securities including collateralized mortgage obligations ("CMOs") and REMIC Certificates. These securities may be issued by U.S. Government agencies, instrumentalities and sponsored enterprises such as Fannie Mae or Freddie Mac or by trusts formed by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, insurance companies, investment banks and special purpose subsidiaries of the foregoing. In general, CMOs are debt obligations of a legal entity that are collateralized by, and multiple class mortgage-backed securities represent direct ownership interests in, a pool of mortgage loans or mortgage-backed securities the payments on which are used to make payments on the CMOs or multiple class mortgage-backed securities.

Fannie Mae REMIC Certificates are issued and guaranteed as to timely distribution of principal and interest by Fannie Mae. In addition, Fannie Mae will be obligated to distribute the principal balance of each class of REMIC Certificates in full, whether or not sufficient funds are otherwise available.

Freddie Mac guarantees the timely payment of interest on Freddie Mac REMIC Certificates and also guarantees the payment of principal as payments are required to be made on the underlying mortgage participation certificates (“PCs”). PCs represent undivided interests in specified level payment, residential mortgages or participations therein purchased by Freddie Mac and placed in a PC pool. With respect to principal payments on PCs, Freddie Mac generally guarantees ultimate collection of all principal of the related mortgage loans without offset or deduction. Freddie Mac also guarantees timely payment of principal of certain PCs.

CMOs and guaranteed REMIC Certificates issued by Fannie Mae and Freddie Mac are types of multiple class mortgage-backed securities. Investors may purchase beneficial interests in REMICs, which are known as “regular” interests or “residual” interests. The REMIC Certificates represent beneficial ownership interests in a REMIC trust, generally consisting of mortgage loans or Fannie Mae, Freddie Mac or Ginnie Mae guaranteed mortgage-backed securities (the “Mortgage Assets”). The obligations of Fannie Mae or Freddie Mac under their respective guaranty of the REMIC Certificates are obligations solely of Fannie Mae or Freddie Mac, respectively.

CMOs and REMIC Certificates are issued in multiple classes. Each class of CMOs or REMIC Certificates, often referred to as a “tranche,” is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date. Principal prepayments on the Mortgage Loans or the Mortgage Assets underlying the CMOs or REMIC Certificates may cause some or all of the classes of CMOs or REMIC Certificates to be retired substantially earlier than their final distribution dates. Generally, interest is paid or accrues on all classes of CMOs or REMIC Certificates on a monthly basis.

The principal of and interest on the Mortgage Assets may be allocated among the several classes of CMOs or REMIC Certificates in various ways. In certain structures (known as “sequential pay” CMOs or REMIC Certificates), payments of principal, including any principal prepayments, on the Mortgage Assets generally are applied to the classes of CMOs or REMIC Certificates in the order of their respective final distribution dates. Thus, no payment of principal will be made on any class of sequential pay CMOs or REMIC Certificates until all other classes having an earlier final distribution date have been paid in full.

Additional structures of CMOs and REMIC Certificates include, among others, “parallel pay” CMOs and REMIC Certificates. Parallel pay CMOs or REMIC Certificates are those which are structured to apply principal payments and prepayments of the Mortgage Assets to two or more classes concurrently on a proportionate or disproportionate basis. These simultaneous payments are taken into account in calculating the final distribution date of each class.

A wide variety of REMIC Certificates may be issued in parallel pay or sequential pay structures. These securities include accrual certificates (also known as "Z-Bonds"), which only accrue interest at a specified rate until all other certificates having an earlier final distribution date have been retired and are converted thereafter to an interest-paying security, and planned amortization class ("PAC") certificates, which are parallel pay REMIC Certificates that generally require that specified amounts of principal be applied on each payment date to one or more classes or REMIC Certificates (the "PAC Certificates"), even though all other principal payments and prepayments of the Mortgage Assets are then required to be applied to one or more other classes of the PAC Certificates. The scheduled principal payments for the PAC Certificates generally have the highest priority on each payment date after interest due has been paid to all classes entitled to receive interest currently. Shortfalls, if any, are added to the amount payable on the next payment date. The PAC Certificate payment schedule is taken into account in calculating the final distribution date of each class of PAC. In order to create PAC tranches, one or more tranches generally must be created that absorb most of the volatility in the underlying mortgage assets. These tranches tend to have market prices and yields that are much more volatile than other PAC classes.

Stripped Mortgage-Backed Securities. The Balanced Fund may invest in stripped mortgage-backed securities ("SMBS"), which are derivative multiclass mortgage securities. Certain SMBS may not be readily marketable and will be considered illiquid for purposes of the Fund's limitation on investments in illiquid securities. The market value of the class consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on a class of SMBS that receives all or most of the interest from Mortgage Assets are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Inverse Floating Rate Securities

The Balanced Fund may invest in leveraged inverse floating rate debt instruments ("inverse floaters"). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values. Accordingly, the duration of an inverse floater may exceed its stated final maturity. Certain inverse floaters may be deemed to be illiquid securities for purposes of a Fund's 15% limitation on investments in such securities.

Asset-Backed Securities

Each Fund (except the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity and Research Select Funds) may invest in asset-backed securities. Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

Like mortgage-backed securities, asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. A Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that a Fund invests in asset-backed securities, the values of such Fund's portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of asset-backed securities.

Asset-backed securities present certain additional risks that are not presented by mortgage-backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities.

Loan Participations

The Balanced Fund may invest in loan participations. Such loans must be to issuers in whose obligations Balanced Fund may invest. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In a typical corporate loan syndication, a number of lenders, usually banks (co-lenders), lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan.

Participation interests acquired by the Balanced Fund may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When the Balanced Fund acts as co-lender in connection with a participation interest or when the Balanced Fund acquires certain participation interests, the Balanced Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Balanced Fund lacks direct recourse, it will look to the agent bank to enforce appropriate credit remedies against the borrower. In these cases, the Balanced Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. For example, in the event of the bankruptcy or insolvency of the corporate borrower, a loan participation may be subject to certain defenses by the borrower as a result of improper conduct by the agent bank. Moreover, under the terms of the loan participation, the Balanced Fund may be regarded as a creditor of the agent bank (rather than of the underlying corporate borrower), so that the Balanced Fund may also be subject to the risk that the agent bank may become insolvent. The secondary market, if any, for these loan participations is limited and loan participations purchased by the Balanced Fund will normally be regarded as illiquid.

For purposes of certain investment limitations pertaining to diversification of the Balanced Fund's portfolio investments, the issuer of a loan participation will be the underlying borrower. However, in cases where the Balanced Fund does not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between the Balanced Fund and the borrower will be deemed issuers of a loan participation.

Futures Contracts and Options on Futures Contracts

Each Fund may purchase and sell futures contracts and may also purchase and write options on futures contracts. The CORE Large Cap Value, CORE Large Cap Growth and CORE Small Cap Equity Funds may only enter into such transactions with respect to a representative index. The CORE U.S. Equity Fund may enter into futures transactions only with respect to the S&P 500 Index. The other Funds may purchase and sell futures contracts based on various securities, securities indices, foreign currencies and other financial instruments and indices. Each Fund will engage in futures and related options transactions only for bona fide hedging purposes as defined below or for purposes of seeking to increase total return to the extent permitted by regulations of the Commodity Futures Trading Commission ("CFTC").

Futures contracts entered into by a Fund have historically been traded on U.S. exchanges or boards of trade that are licensed and regulated by the CFTC or, with respect to certain funds, on foreign exchanges. More recently, certain futures may also be traded either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. Also, certain single stock futures and narrow based security index futures may be traded either over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC.

Neither the CFTC, National Futures Association, SEC nor any domestic exchange regulates activities of any foreign exchange or boards of trade, including the execution, delivery and clearing of transactions, or has the power to compel enforcement of the rules of a foreign exchange or board of trade or any applicable foreign law. This is true even if the exchange is formally linked to a domestic market so that a position taken on the market may be liquidated by a transaction on another market. Moreover, such laws or regulations will vary depending on the foreign country in which the foreign futures or foreign options transaction occurs. For these reasons, a Fund's investments in foreign futures or foreign options transactions may not be provided the same protections in respect of transactions on United States exchanges. In particular, persons who trade foreign futures or foreign options contracts may not be afforded certain of the protective measures provided by the Commodity Exchange Act, the CFTC's regulations and the rules of the National Futures Association and any domestic exchange, including the right to use reparations proceedings before the CFTC and arbitration proceedings provided by the National Futures Association or any domestic futures exchange. Similarly, these persons may not have the protection of the U.S. securities laws.

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

When interest rates are rising or securities prices are falling, a Fund can seek through the sale of futures contracts to offset a decline in the value of its current portfolio securities. When interest rates are falling or securities prices are rising, a Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. Similarly, each Fund (other than the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth and CORE Small Cap Equity Funds) can purchase and sell futures contracts on a specified currency in order to seek to increase total return or to protect against changes in currency exchange rates. For example, each Fund (other than the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth and CORE Small Cap Equity Funds) can purchase futures contracts on foreign currency to establish the price in U.S. dollars of a security quoted or denominated in such currency that such Fund has acquired or expects to acquire. As another example, certain Funds may enter into futures transactions to seek a closer correlation between a Fund's overall currency exposures and the currency exposures of a Fund's performance benchmark. The Balanced Fund may also use futures contracts to manage the term structure and duration of its fixed-income securities holdings in accordance with that Fund's investment objective and policies.

Positions taken in the futures market are not normally held to maturity, but are instead liquidated through offsetting transactions which may result in a profit or a loss. While a Fund will usually liquidate futures contracts on securities or currency in this manner, a Fund may instead make or take delivery of the underlying securities or currency whenever it appears economically advantageous for the Fund to do so. A clearing corporation associated with the exchange on which futures are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging Strategies. Hedging, by use of futures contracts, seeks to establish with more certainty than would otherwise be possible the effective price, rate of return or currency exchange rate on portfolio securities or securities that a Fund owns or proposes to acquire. A Fund may, for example, take a "short" position in the futures market by selling futures contracts to seek to hedge against an anticipated rise in interest rates or a decline in market prices or (other than the CORE Large Cap Value, CORE U.S. Equity, the CORE Large Cap Growth and CORE Small Cap Equity Funds) foreign currency rates that would adversely affect the dollar value of such Fund's portfolio securities. Similarly, each Fund (other than the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth and CORE Small Cap Equity Funds) may sell futures contracts on a currency in which its portfolio securities are quoted or denominated, or sell futures contracts on one currency to seek to hedge against fluctuations in the value of securities quoted or denominated in a different currency if there is an established historical pattern of correlation between the two currencies. If, in the opinion of the applicable Investment Adviser, there is a sufficient degree of correlation between price trends for a Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, a Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in a Fund's portfolio may be more or less volatile than prices of such futures contracts, the Investment

Advisers will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any such differential by having a Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting a Fund's securities portfolio. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of a Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, a Fund may take a "long" position by purchasing such futures contracts. This may be done, for example, when a Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices or rates that are currently available.

Options on Futures Contracts. The acquisition of put and call options on futures contracts will give a Fund the right (but not the obligation), for a specified price, to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, a Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of a Fund's assets. By writing a call option, a Fund becomes obligated, in exchange for the premium, to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. The writing of a put option on a futures contract generates a premium, which may partially offset an increase in the price of securities that a Fund intends to purchase. However, a Fund becomes obligated (upon the exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. Thus, the loss incurred by a Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received. A Fund will incur transaction costs in connection with the writing of options on futures.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same financial instrument. There is no guarantee that such closing transactions can be effected. A Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. Each Fund will engage in futures transactions and will engage in related options transactions only for bona fide hedging as defined in the regulations of the CFTC or to seek to increase total return to the extent permitted by such regulations.

In addition to bona fide hedging, a CFTC regulation permits a Fund to engage in other futures transactions if immediately thereafter either (i) the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return does not exceed 5% of the market value of the Fund's net assets or (ii) the aggregate notional value of the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return does not exceed the market value of the Fund's net assets. "Notional value" for each futures position is the size of the contract (in contract units) multiplied by the current market price per unit. "Notional value" for each option position is the size of the contract (in contract units) times the price per unit required to be paid upon exercise. A Fund will engage in transactions in futures contracts and related options transactions only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code") for maintaining its qualification as a regulated investment company for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in certain cases, require the Fund to segregate cash or liquid assets in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for a Fund than if it had not entered into any futures contracts or options transactions. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and a Fund may be exposed to risk of loss.

Perfect correlation between a Fund's futures positions and portfolio positions will be difficult to achieve, particularly where futures contracts based on individual equity or corporate fixed-income securities are currently not available. In addition, it is not possible for a Fund to hedge fully or perfectly against currency fluctuations affecting the value of securities quoted or denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors unrelated to currency fluctuations. The profitability of a Fund's trading in futures depends upon the ability of the Investment Adviser to analyze correctly the futures markets.

Options on Securities and Securities Indices

Writing Covered Options. Each Fund may write (sell) covered call and put options on any securities in which it may invest. A call option written by a Fund obligates such Fund to sell specified securities to the holder of the option at a specified price if the option is exercised before the expiration date. All call options written by a Fund are covered, which means that such Fund will own the securities subject to the option as long as the option is outstanding or such Fund will use the other methods described below. A Fund's purpose in writing covered call options is to realize greater income than would be realized on portfolio securities transactions alone. However, a Fund may forego the opportunity to profit from an increase in the market price of the underlying security.

A put option written by a Fund would obligate such Fund to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. All put options written by a Fund would be covered, which means that such Fund will segregate cash or liquid assets with a value at least equal to the exercise price of the put option or will use the other methods described below. The purpose of writing such options is to generate additional income for the Fund. However, in return for the option premium, each Fund accepts the risk that it may be required to purchase the underlying securities at a price in excess of the securities' market value at the time of purchase.

In the case of a call option, the option is "covered" if a Fund owns the instrument underlying the call or has an absolute and immediate right to acquire that instrument without additional cash consideration (or, if additional cash consideration is required, liquid assets in such amount are segregated) upon conversion or exchange of other instruments held by it. A call option is also covered if a Fund holds a call on the same instrument as the option written where the exercise price of the option held is (i) equal to or less than the exercise price of the option written, or (ii) greater than the exercise price of the option written provided the Fund segregates liquid assets in the amount of the difference. A put option is also covered if a Fund holds a put on the same instrument as the option written where the exercise price of the option held is (i) equal to or higher than the exercise price of the option written, or (ii) less than the exercise price of the option written provided the Fund segregates liquid assets in the amount of the difference.

A Fund may also write (sell) covered call and put options on any securities index comprised of securities in which it may invest. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security.

A Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index, or by having an absolute and immediate right to acquire such securities without additional cash consideration (or for additional consideration which has been segregated by the Fund) upon conversion or exchange of other securities in its portfolio. A Fund may cover put options on a securities index by segregating cash or liquid assets with a value equal to the exercise price or by owning offsetting options as described above.

A Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as “closing purchase transactions.”

Purchasing Options. Each Fund may purchase put and call options on any securities in which it may invest or options on any securities index comprised of securities in which it may invest. A Fund would also be able to enter into closing sale transactions in order to realize gains or minimize losses on options it had purchased.

A Fund may purchase call options in anticipation of an increase in the market value of securities of the type in which it may invest. The purchase of a call option would entitle a Fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. A Fund would ordinarily realize a gain if, during the option period, the value of such securities exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise such a Fund would realize either no gain or a loss on the purchase of the call option.

A Fund may purchase put options in anticipation of a decline in the market value of securities in its portfolio (“protective puts”) or in securities in which it may invest. The purchase of a put option would entitle a Fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of a Fund’s securities. Put options may also be purchased by a Fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. A Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to more than cover the premium and transaction costs; otherwise such a Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of the underlying portfolio securities.

A Fund would purchase put and call options on securities indices for the same purposes as it would purchase options on individual securities. For a description of options on securities indices, see "Writing Covered Options" above.

Yield Curve Options. The Balanced Fund may enter into options on the yield "spread" or differential between two securities. Such transactions are referred to as "yield curve" options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The Balanced Fund may purchase or write yield curve options for the same purposes as other options on securities. For example, the Fund may purchase a call option on the yield spread between two securities if it owns one of the securities and anticipates purchasing the other security and wants to hedge against an adverse change in the yield spread between the two securities. The Balanced Fund may also purchase or write yield curve options in an effort to increase current income if, in the judgment of the Investment Adviser, the Fund will be able to profit from movements in the spread between the yields of the underlying securities. The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, however, such options present risk of loss even if the yield of one of the underlying securities remains constant, if the spread moves in a direction or to an extent which was not anticipated.

Yield curve options written by the Balanced Fund will be "covered." A call (or put) option is covered if the Fund holds another call (or put) option on the spread between the same two securities and segregates cash or liquid assets sufficient to cover the Fund's net liability under the two options. Therefore, the Fund's liability for such a covered option is generally limited to the difference between the amount of such Fund's liability under the option written by the Fund less the value of the option held by the Fund. Yield curve options may also be covered in such other manner as may be in accordance with the requirements of the counterparty with which the option is traded and applicable laws and regulations. Yield curve options are traded over-the-counter and established trading markets for these options may not exist.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on an options exchange will exist for any particular exchange-traded option or at any particular time. If a Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or dispose of segregated assets until the options expire or are exercised. Similarly, if a Fund is unable to effect a closing sale transaction with respect to options it has purchased, it will have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

A Fund may purchase and sell both options that are traded on U.S. and foreign exchanges and options traded over-the-counter with broker-dealers who make markets in these options. The ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations.

Transactions by each Fund in options on securities and indices will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded governing the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facility or are held in one or more accounts or through one or more brokers. Thus, the number of options which a Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Investment Advisers. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of options to seek to increase total return involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices or interest rates. The successful use of options for hedging purposes also depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities markets. If the Investment Adviser is incorrect in its expectation of changes in securities prices or determination of the correlation between the securities indices on which options are written and purchased and the securities in a Fund’s investment portfolio, the Fund may incur losses that it would not otherwise incur. The writing of options could increase a Fund’s portfolio turnover rate and, therefore, associated brokerage commissions or spreads.

Real Estate Investment Trusts

Each Fund may invest in shares of REITs. REITs are pooled investment vehicles which invest primarily in real estate or real estate related loans. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. Like regulated investment companies such as the Funds, REITs are not taxed on income distributed to shareholders provided they comply with certain requirements under the Code. A Fund will indirectly bear its proportionate share of any expenses paid by REITs in which it invests in addition to the expenses paid by a Fund.

Investing in REITs involves certain unique risks. Equity REITs may be affected by changes in the value of the underlying property owned by such REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified (except to the extent the Code requires), and are subject to the risks of financing projects. REITs are subject to heavy cash flow dependency, default by borrowers, self-liquidation, and the possibilities of failing to qualify for the exemption from tax for distributed income under the Code and failing to maintain their exemptions from the Act. REITs (especially mortgage REITs) are also subject to interest rate risks.

Warrants and Stock Purchase Rights

Each Fund may invest in warrants or rights (in addition to those acquired in units or attached to other securities) which entitle the holder to buy equity securities at a specific price for a specific period of time. A Fund will invest in warrants and rights only if such equity securities are deemed appropriate by the Investment Adviser for investment by the Fund. The CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity and Research Select Funds have no present intention of acquiring warrants or rights. Warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Foreign Securities

Each Fund may invest in securities of foreign issuers. The Balanced, Growth and Income, Capital Growth, Strategic Growth, Growth Opportunities and Concentrated Growth Funds may invest in the aggregate up to 10%, 25%, 10%, 10%, 10% and 10%, respectively, of their total assets (not including securities lending collateral and any investment of that collateral) in foreign securities. The Mid Cap Value, Small Cap Value and Large Cap Value Funds may invest in the aggregate up to 25% of their respective net assets plus any borrowings (measured at the time of purchase) in foreign securities. The Research Select Fund may invest up to 20% of its net assets plus any borrowings (measured at the time of purchase) in securities of foreign issuers. The CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds will invest primarily in foreign securities under normal circumstances. With respect to the CORE U.S. Equity, CORE Large Cap Growth, CORE Large Cap Value and CORE Small Cap Equity Funds, equity securities of foreign issuers must be traded in the United States.

Investments in foreign securities may offer potential benefits not available from investments solely in U.S. dollar-denominated or quoted securities of domestic issuers. Such benefits may include the opportunity to invest in foreign issuers that appear, in the opinion of the applicable Investment Adviser, to offer the potential for long-term growth of capital and income, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the United States and the opportunity to reduce fluctuations in portfolio value by taking advantage of foreign stock markets that do not necessarily move in a manner parallel to U.S. markets.

Investing in foreign securities involves certain special risks, including those discussed in the Funds’ Prospectuses and those set forth below, which are not typically associated with investing in U.S. dollar-denominated or quoted securities of U.S. issuers. Investments in foreign securities usually involve currencies of foreign countries. Accordingly, a Fund that invests in foreign securities may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies. The Balanced, Growth and Income, CORE International Equity, Capital Growth, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Asia Growth and Emerging Markets Equity, Research Select and Concentrated Growth Funds may be subject to currency exposure independent of their securities positions. To the extent that a Fund is fully invested in foreign securities while also maintaining currency positions, it may be exposed to greater combined risk.

Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks or the failure to intervene or by currency controls or political developments in the United States or abroad.

Since foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign securities markets are less than in the United States and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. The securities of foreign issuers may be listed on foreign securities exchanges or traded in foreign over-the- counter markets. Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although each Fund endeavors to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of foreign securities exchanges, brokers, dealers and listed and unlisted companies than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when some of a Fund’s assets are uninvested and no return is earned on such assets. The inability of a Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result either in losses to the Fund due to subsequent declines in value of the portfolio securities or, if the Fund has entered into a contract to sell the securities, could result in possible liability to the purchaser. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, limitations on the movement of funds and other assets between different countries, political or social instability, or diplomatic developments which could affect a Fund’s investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

Each Fund may invest in foreign securities which take the form of sponsored and unsponsored American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) and (except for CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth and CORE Small Cap Equity Funds) may also invest in European Depositary Receipts (“EDRs”) or other similar instruments representing securities of foreign issuers (together, “Depositary Receipts”).

ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs are traded on domestic exchanges or in the U.S. over-the-counter market and, generally, are in registered form. EDRs and GDRs are receipts evidencing an arrangement with a non-U.S. bank similar to that for ADRs and are designed for use in the non-U.S. securities markets. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

To the extent a Fund acquires Depositary Receipts through banks which do not have a contractual relationship with the foreign issuer of the security underlying the Depositary Receipts to issue and service such unsponsored Depositary Receipts, there may be an increased possibility that the Fund would not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer in a timely manner. In addition, the lack of information may result in inefficiencies in the valuation of such instruments. Investment in Depositary Receipts does not eliminate all the risks inherent in investing in securities of non-U.S. issuers. The market value of Depositary Receipts is dependent upon the market value of the underlying securities and fluctuations in the relative value of the currencies in which the Depositary Receipts and the underlying securities are quoted. However, by investing in Depositary Receipts, such as ADRs, that are quoted in U.S. dollars, a Fund may avoid currency risks during the settlement period for purchases and sales.

As described more fully below, each Fund (except the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth and CORE Small Cap Equity Funds) may invest in countries with emerging economies or securities markets. Political and economic structures in many of such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of such countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of private companies. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. See “Investing in Emerging Markets, including Asia and Eastern Europe,” below.

Investing in Emerging Countries, including Asia and Eastern Europe. CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds are intended for long-term investors who can accept the risks associated with investing primarily in equity and equity-related securities of foreign issuers, including emerging country issuers, as well as the risks associated with investments quoted or denominated in foreign currencies. The Balanced, Growth and Income, Capital Growth, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Research Select and Concentrated Growth Funds may invest, to a lesser extent, in equity and equity-related securities of foreign issuers, including emerging country issuers.

The securities markets of emerging countries are less liquid and subject to greater price volatility, and have a smaller market capitalization, than the U.S. securities markets. In certain countries, there may be fewer publicly trade securities and the market may be dominated by a few issues or sectors. Issuers and securities markets in such countries are not subject to as extensive and frequent accounting, financial and other reporting requirements or as comprehensive government regulations as are issuers and securities markets in the U.S. In particular, the assets and profits appearing on the financial statements of emerging country issuers may not reflect their financial position or results of operations in the same manner as financial statements for U.S. issuers. Substantially less information may be publicly available about emerging country issuers than is available about issuers in the United States.

Emerging country securities markets are typically marked by a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of ownership of such securities by a limited number of investors. The markets for securities in certain emerging countries are in the earliest stages of their development. Even the markets for relatively widely traded securities in emerging countries may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the securities markets of developed countries. The limited size of many of these securities markets can cause prices to be erratic for reasons apart from factors that affect the soundness and competitiveness of the securities issuers. For example, prices may be unduly influenced by traders who control large positions in these markets. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets. The limited liquidity of emerging country markets may also affect a Fund's ability to accurately value its portfolio securities or to acquire or dispose of securities at the price and time it wishes to do so or in order to meet redemption requests.

With respect to investments in certain emerging market countries, antiquated legal systems may have an adverse impact on the Funds. For example, while the potential liability of a shareholder in a U.S. corporation with respect to acts of the corporation is generally limited to the amount of the shareholder's investment, the notion of limited liability is less clear in certain emerging market countries. Similarly, the rights of investors in emerging market companies may be more limited than those of shareholders in U.S. corporations.

Transaction costs, including brokerage commissions or dealer mark-ups, in emerging countries may be higher than in the United States and other developed securities markets. In addition, existing laws and regulations are often inconsistently applied. As legal systems in emerging countries develop, foreign investors may be adversely affected by new or amended laws and regulations. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the law.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees. These restrictions may limit a Fund's investment in certain emerging countries and may increase the expenses of the Fund. Certain emerging countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the company available for purchase by nationals. In addition, the repatriation of both investment income and capital from emerging countries may be subject to restrictions which require governmental consents or prohibit repatriation entirely for a period of time. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect certain aspects of the operation of a Fund. A Fund may be required to establish special custodial or other arrangements before investing in certain emerging countries.

Emerging countries may be subject to a substantially greater degree of economic, political and social instability and disruption than is the case in the United States, Japan and most Western European countries. This instability may result from, among other things, the following: (i) authoritarian governments or military involvement in political and economic decision making, including changes or attempted changes in governments through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic or social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; (v) ethnic, religious and racial disaffection or conflict;

and (vi) the absence of developed legal structures governing foreign private investments and private property. Such economic, political and social instability could disrupt the principal financial markets in which the Funds may invest and adversely affect the value of the Funds' assets. A Fund's investments can also be adversely affected by any increase in taxes or by political, economic or diplomatic developments.

Certain Funds may seek investment opportunities within former "east bloc" countries in Eastern Europe. Most Eastern European countries had a centrally planned, socialist economy for a substantial period of time. The governments of many Eastern European countries have more recently been implementing reforms directed at political and economic liberalization, including efforts to decentralize the economic decision-making process and move towards a market economy. However, business entities in many Eastern European countries do not have an extended history of operating in a market-oriented economy, and the ultimate impact of Eastern European countries' attempts to move toward more market-oriented economies is currently unclear. In addition, any change in the leadership or policies of Eastern European countries may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and adversely affect existing investment opportunities.

The economies of emerging countries may differ unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payments. Many emerging countries have experienced in the past, and continue to experience, high rates of inflation. In certain countries inflation has at times accelerated rapidly to hyperinflationary levels, creating a negative interest rate environment and sharply eroding the value of outstanding financial assets in those countries. Other emerging countries, on the other hand, have recently experienced deflationary pressures and are in economic recessions. The economies of many emerging countries are heavily dependent upon international trade and are accordingly affected by protective trade barriers and the economic conditions of their trading partners. In addition, the economies of some emerging countries are vulnerable to weakness in world prices for their commodity exports.

A Fund's income and, in some cases, capital gains from foreign stocks and securities will be subject to applicable taxation in certain of the countries in which it invests, and treaties between the U.S. and such countries may not be available in some cases to reduce the otherwise applicable tax rates. See "Taxation."

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when a portion of the assets of a Fund remain uninvested and no return is earned on such assets. The inability of a Fund to make intended security purchases or sales due to settlement problems could result either in losses to the Fund due to subsequent declines in value of the portfolio securities or, if the Fund has entered into a contract to sell the securities, could result in possible liability to the purchaser.

Investing in Japan. The Japanese Equity Fund invests primarily in Japanese companies. Japan's economy, the second largest in the developed world, grew substantially after World War II. The boom in Japan's equity and property markets during the expansion of the late 1980's supported high rates of investment and consumer spending on durable goods, but both of these components of demand subsequently retreated sharply following a decline in asset prices. More recently, Japan's economic growth has been substantially below the levels of earlier decades. During this period,

Japan's economy has drifted between modest growth and recession. Profits have fallen sharply, consumer demand has stagnated, unemployment has reached historical highs and consumer confidence has been low. The banking sector has continued to suffer from non-performing loans and the economy generally is subject to deflationary pressures. Many Japanese banks have required public funds to avert insolvency, and large amounts of bad debt have prevented banks from expanding their loan portfolios despite low discount rates.

Although numerous discount-rate cuts since 1991 and a succession of fiscal stimulus packages and support plans for the debt-burdened financial system have helped to restrain the recessionary forces in the past, real gross domestic product growth for calendar year 2001 was negative and growth is expected to remain flat for 2002. The current Prime Minister, shortly after taking office in April 2001, had announced the outlines of a reform agenda to revitalize the economy. However, in November 2001 and again in April 2002, the credit rating of Japanese government debt was downgraded as a result of the perceived slow progress in implementing effective structural economic reform especially with regard to reforming Japan's troubled banking sector and the Japanese government's inability to slash its national debt.

Like many European countries, Japan is experiencing a deterioration of its competitiveness. Factors contributing to this include high wages, an aging populace and structural rigidities. Japan is reforming its political process and deregulating its economy to address this situation. Among other things, the Japanese labor market is moving from a system of lifetime company employment in response to the need for increased labor mobility, and corporate governance systems are being introduced to new accounting rules, decision-making mechanisms and managerial incentives. However, as noted, these changes have resulted in some turmoil, uncertainty and a crisis of confidence.

While the Japanese governmental system itself seems stable, the dynamics of the country's politics have been unpredictable in recent years. The economic crisis of 1990-92 brought the downfall of the conservative Liberal Democratic Party, which had ruled since 1955. Since then, the country has seen a series of unstable multi-party coalitions, and several prime ministers have left office because of personal scandals. As of the date of this Additional Statement, the Liberal Democratic Party governs in a formal coalition with the New Komeito Party and the New Conservative Party. Should the political instability continue, efforts to establish effective economic and fiscal policies may be hampered. Future political developments may lead to changes in policy that might adversely affect a Fund's investments.

Japan's heavy dependence on international trade has been adversely affected by trade tariffs and other protectionist measures as well as the economic condition of its trading partners. While Japan subsidizes its agricultural industry, only approximately 13% of its land is suitable for cultivation and the country must import 50% of its requirements for grains (other than rice) and fodder crops. In addition, its export industry, its most important economic sector, depends on imported raw materials and fuels, including iron ore, copper, oil and many forest products. Japan's high volume of exports, such as automobiles, machine tools and semiconductors, have caused trade tensions, particularly with the United States. Some trade agreements, however, have been implemented to reduce these tensions. The relaxing of official and de facto barriers to imports, or hardships created by any pressures brought by trading partners, could adversely affect Japan's economy. A substantial rise in world oil or commodity prices could also have a negative effect. The

Japanese yen has fluctuated widely during recent periods. A strong yen could be an impediment to strong continued exports and economic recovery, because it makes Japanese goods sold in other countries more expensive and reduces the value of foreign earnings repatriated to Japan. Because the Japanese economy is so dependent on exports, any fall-off in exports may be seen as a sign of economic weakness, which may adversely affect the market.

Geologically, Japan is located in a volatile area of the world, and has historically been vulnerable to earthquakes, volcanoes and other natural disasters. As demonstrated by the Kobe earthquake in January of 1995, in which 5,000 people were killed and billions of dollars of damage was sustained, these natural disasters can be significant enough to affect the country's economy.

Forward Foreign Currency Exchange Contracts. The Growth and Income, CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, Capital Growth, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, Research Select and Concentrated Growth Funds may enter into forward foreign currency exchange contracts for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. The Balanced, CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds may enter into forward foreign currency exchange contracts for hedging purposes, to seek to protect against anticipated changes in future foreign currency exchange rates and to seek to increase total return. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are generally charged at any stage for trades.

At the maturity of a forward contract a Fund may either accept or make delivery of the currency specified in the contract or, at or prior to maturity, enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are often, but not always, effected with the currency trader who is a party to the original forward contract.

A Fund may enter into forward foreign currency exchange contracts in several circumstances. First, when a Fund enters into a contract for the purchase or sale of a security denominated or quoted in a foreign currency, or when a Fund anticipates the receipt in a foreign currency of dividend or interest payments on such a security which it holds, the Fund may desire to "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. By entering into a forward contract for the purchase or sale, for a fixed amount of dollars, of the amount of foreign currency involved in the underlying transactions, the Fund will attempt to protect itself against an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

Additionally, when the Investment Adviser believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar, it may enter into a forward contract to sell, for a fixed amount of U.S. dollars, the amount of foreign currency approximating the value of some or all of such Fund's portfolio securities quoted or denominated in such foreign currency. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. Using forward contracts to protect the value of a Fund's portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange, which a Fund can achieve at some future point in time. The precise projection of short-term currency market movements is not possible, and short-term hedging provides a means of fixing the U.S. dollar value of only a portion of a Fund's foreign assets.

Each Fund may engage in cross-hedging by using forward contracts in one currency to hedge against fluctuations in the value of securities quoted or denominated in a different currency. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between a Fund's overall currency exposures and the currency exposures of a Fund's performance benchmark.

The Balanced, CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds may also enter into forward contracts to seek to increase total return. Unless otherwise covered in accordance with applicable regulations, cash or liquid assets of a Fund will be segregated in an amount equal to the value of the Fund's total assets committed to the consummation of forward foreign currency exchange contracts. The segregated assets will be marked-to-market on a daily basis. If the value of the segregated assets declines, additional cash or liquid assets will be segregated on a daily basis so that the value of the assets will equal the amount of a Fund's commitments with respect to such contracts.

While a Fund may enter into forward contracts to reduce currency exchange rate risks, transactions in such contracts involve certain other risks. Thus, while the Fund may benefit from such transactions, unanticipated changes in currency prices may result in a poorer overall performance for the Fund than if it had not engaged in any such transactions. Moreover, there may be imperfect correlation between a Fund's portfolio holdings of securities quoted or denominated in a particular currency and forward contracts entered into by such Fund. Such imperfect correlation may cause a Fund to sustain losses which will prevent the Fund from achieving a complete hedge or expose the Fund to risk of foreign exchange loss.

Markets for trading foreign forward currency contracts offer less protection against defaults than is available when trading in currency instruments on an exchange. Forward contracts are subject to the risk that the counterparty to such contract will default on its obligations. Since a forward foreign currency exchange contract is not guaranteed by an exchange or clearinghouse, a default on the contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or force the Fund to cover its purchase or sale commitments, if any, at the current market price. In addition, the institutions that deal in forward currency contracts are not required to continue to make markets in the currencies they trade and these markets can experience periods of illiquidity. A Fund will not enter into forward foreign currency exchange contracts, currency swaps or other privately negotiated currency instruments unless the credit quality of the unsecured senior debt or the claims-paying ability of the counterparty is considered to be investment grade by the Investment Adviser. To the extent that a substantial portion of a Fund's total assets, adjusted to reflect the Fund's net position after giving effect to currency transactions, is denominated or quoted in the currencies of foreign countries, the Fund will be more susceptible to the risk of adverse economic and political developments within those countries.

Writing and Purchasing Currency Call and Put Options. A Fund may, to the extent that it invests in foreign securities, write and purchase put and call options on foreign currencies for the purpose of protecting against declines in the U.S. dollar value of foreign portfolio securities and against increases in the U.S. dollar cost of foreign securities to be acquired. As with other kinds of option transactions, however, the writing of an option on foreign currency will constitute only a partial hedge, up to the amount of the premium received. If and when a Fund seeks to close out an option, the Fund could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may constitute an effective hedge against exchange rate fluctuations; however, in the event of exchange rate movements adverse to a Fund's position, the Fund may forfeit the entire amount of the premium plus related transaction costs. Options on foreign currencies may be traded on U.S. and foreign exchanges or over-the-counter.

Options on currency may also be used for cross-hedging purposes, which involves writing or purchasing options on one currency to hedge against changes in exchange rates for a different currency with a pattern of correlation, or to seek to increase total return when the Investment Adviser anticipates that the currency will appreciate or depreciate in value, but the securities quoted or denominated in that currency do not present attractive investment opportunities and are not included in the Fund's portfolio.

A call option written by a Fund obligates a Fund to sell a specified currency to the holder of the option at a specified price if the option is exercised before the expiration date. A put option written by a Fund would obligate a Fund to purchase a specified currency from the option holder at a specified price if the option is exercised before the expiration date. The writing of currency options involves a risk that a Fund will, upon exercise of the option, be required to sell currency subject to a call at a price that is less than the currency's market value or be required to purchase currency subject to a put at a price that exceeds the currency's market value. For a description of how to cover written put and call options, see "Writing Covered Options" above.

A Fund may terminate its obligations under a call or put option by purchasing an option identical to the one it has written. Such purchases are referred to as "closing purchase transactions." A Fund may enter into closing sale transactions in order to realize gains or minimize losses on options purchased by the Fund.

A Fund would normally purchase call options on foreign currency in anticipation of an increase in the U.S. dollar value of currency in which securities to be acquired by a Fund are quoted or denominated. The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified currency at a specified price during the option period. A Fund would ordinarily realize a gain if, during the option period, the value of such currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

A Fund would normally purchase put options in anticipation of a decline in the U.S. dollar value of currency in which securities in its portfolio are quoted or denominated ("protective puts"). The purchase of a put option would entitle a Fund, in exchange for the premium paid, to sell specified currency at a specified price during the option period. The purchase of protective puts is usually designed to offset or hedge against a decline in the dollar value of a Fund's portfolio securities due to currency exchange rate fluctuations. A Fund would ordinarily realize a gain if, during the option period, the value of the underlying currency decreased below the exercise price sufficiently to more than cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of underlying currency or portfolio securities.

As noted, in addition to using options for the hedging purposes described above, the Funds may use options on currency to seek to increase total return. The Funds may write (sell) covered put and call options on any currency in order to realize greater income than would be realized on portfolio securities transactions alone. However, in writing covered call options for additional income, the Funds may forego the opportunity to profit from an increase in the market value of the underlying currency. Also, when writing put options, the Funds accept, in return for the option premium, the risk that they may be required to purchase the underlying currency at a price in excess of the currency's market value at the time of purchase.

Special Risks Associated with Options on Currency. An exchange-traded options position may be closed out only on an options exchange that provides a secondary market for an option of the same series. Although a Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time. For some options no secondary market on an exchange may exist. In such event, it might not be possible to effect closing transactions in particular options, with the result that a Fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the sale of underlying securities pursuant to the exercise of put options. If a Fund as a covered call option writer is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying currency (or security quoted or denominated in that currency) until the option expires or it delivers the underlying currency upon exercise.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain of the facilities of the Options Clearing Corporation inadequate, and thereby result in the institution by an exchange of special procedures which may interfere with the timely execution of customers' orders.

A Fund may purchase and write over-the-counter options to the extent consistent with its limitation on investments in illiquid securities. Trading in over-the-counter options is subject to the risk that the other party will be unable or unwilling to close out options purchased or written by a Fund.

The amount of the premiums, which a Fund may pay or receive, may be adversely affected as new or existing institutions, including other investment companies, engage in or increase their option purchasing and writing activities.

Currency Swaps, Mortgage Swaps, Credit Swaps, Total Return Swaps, Options on Swaps, Index Swaps and Interest Rate Swaps, Caps, Floors and Collars

The Balanced, CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds may enter into currency swaps for both hedging purposes and to seek to increase total return. In addition, the Balanced Fund may enter into mortgage, credit, total return, index and interest rate swaps and other interest rate swap arrangements such as rate caps, floors and collars, for hedging purposes or to seek to increase total return. The Balanced Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. Currency swaps involve the exchange by a

Fund with another party of their respective rights to make or receive payments in specified currencies. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Index swaps involve the exchange by a Fund with another party of the respective amounts payable with respect to a notional principal amount at interest rates equal to two specified indices. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses of an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive or make a payment for the other party, upon the occurrence of specified credit events. Total return swaps are contracts that obligate a party to pay or receive interest in exchange for the payment by the other party of the total return generated by a security, a basket of securities, an index or an index component. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

A great deal of flexibility is possible in the way swap transactions are structured. However, generally a Fund will enter into interest rate, total return, mortgage and index swaps on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Interest rate, total return, index and mortgage swaps do not normally involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate, total rate of return, index and mortgage swaps is normally limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to an interest rate, total rate of return, index or mortgage swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund is contractually entitled to receive. In contrast, currency swaps usually involve the delivery of a gross payment stream in one designated currency in exchange for the gross payment stream in another designated currency. Therefore, the entire payment stream under a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. To the extent that the Fund's potential exposure in a transaction involving a swap, a swaption or an interest rate floor, cap or collar is covered by the segregation of cash or liquid assets or otherwise, the Funds and the Investment Advisers believe that swaps do not constitute senior securities under the Act and, accordingly, will not treat them as being subject to a Fund's borrowing restrictions.

A Fund will not enter into transactions involving swaps, caps, floors or collars unless the unsecured commercial paper, senior debt or claims paying ability of the other party thereto is considered to be investment grade by the Investment Adviser.

The use of swaps, swaptions and interest rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If an Investment Adviser is incorrect in its forecasts of market values, credit quality, interest rates and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if this investment technique were not used. The Investment Advisers, under the supervision of the Board of Trustees, are responsible for determining and monitoring the liquidity of the Funds' transactions in swaps, swaptions, caps, floors and collars.

Convertible Securities

Each Fund may invest in convertible securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value normally declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by a Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on a Fund's ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

In evaluating a convertible security, the Investment Adviser will give primary emphasis to the attractiveness of the underlying common stock. Convertible debt securities are equity investments for purposes of each Fund's investment policies.

Preferred Securities

Each Fund may invest in preferred securities. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of preferred stock on the occurrence of an event of default (such as a covenant default or filing of a bankruptcy petition) or other non-compliance by the issuer with the terms of the preferred stock. Often, however, on the occurrence of any such event of default or non-compliance by the issuer, preferred stockholders will be entitled to gain representation on the issuer's board of directors or increase their existing board representation. In addition, preferred stockholders may be granted voting rights with respect to certain issues on the occurrence of any event of default.

Equity Swaps

Each Fund may enter into equity swap contracts to invest in a market without owning or taking physical custody of securities in various circumstances, including circumstances where direct investment in the securities is restricted for legal reasons or is otherwise impracticable. Equity swaps may also be used for hedging purposes or to seek to increase total return. The counterparty to an equity swap contract will typically be a bank, investment banking firm or broker/dealer. Equity swap contracts may be structured in different ways. For example, a counterparty may agree to pay the Fund the amount, if any, by which the notional amount of the equity swap contract would have increased in value had it been invested in particular stocks (or an index of stocks), plus the dividends that would have been received on those stocks. In these cases, the Fund may agree to pay to the counterparty a floating rate of interest on the notional amount of the equity swap contract plus the amount, if any, by which that notional amount would have decreased in value had it been invested in such stocks. Therefore, the return to the Fund on the equity swap contract should be the gain or loss on the notional amount plus dividends on the stocks less the interest paid by the Fund on the notional amount. In other cases, the counterparty and the Fund may each agree to pay the other the difference between the relative investment performances that would have been achieved if the notional amount of the equity swap contract had been invested in different stocks (or indices of stocks).

A Fund will generally enter into equity swaps on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Payments may be made at the conclusion of an equity swap contract or periodically during its term. Equity swaps normally do not involve the delivery of securities or other underlying assets. Accordingly, the risk of loss with respect to equity swaps is normally limited to the net amount of payments that a Fund is contractually obligated to make. If the other party to an equity swap defaults, a Fund's risk of loss consists of the net amount of payments that such Fund is contractually entitled to receive, if any. Inasmuch as these transactions are entered into for hedging purposes or are offset by segregated cash or liquid assets to cover the Funds' potential exposure, the Funds and their Investment Advisers believe that transactions do not constitute senior securities under the Act and, accordingly, will not treat them as being subject to a Fund's borrowing restrictions.

A Fund will not enter into swap transactions unless the unsecured commercial paper, senior debt or claims paying ability of the other party thereto is considered to be investment grade by the Investment Adviser. A Fund's ability to enter into certain swap transactions may be limited by tax considerations.

Lending of Portfolio Securities

Each Fund may lend portfolio securities. Under present regulatory policies, such loans may be made to institutions, such as brokers or dealers (including Goldman Sachs), and are required to be secured continuously by collateral in cash, cash equivalents, letters of credit or U.S. Government Securities maintained on a current basis at an amount, marked to market daily, at least equal to the market value of the securities loaned. Cash received as collateral for securities lending transactions may be invested in short-term investments. Investing the collateral subjects it to market depreciation or appreciation, and a Fund is responsible for any loss that may result from its investment of the borrowed collateral. A Fund will have the right to terminate a loan at any time and recall the loaned securities within the normal and customary settlement time for securities transactions. For the duration of the loan, a Fund will continue to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned and will also receive compensation from investment of the collateral. A Fund will not have the right to vote any securities having voting rights during the existence of the loan, but a Fund may call the loan in anticipation of an important vote to be taken by the holders of the securities or the giving or withholding of their consent on a material matter affecting the investment. As with other extensions of credit there are risks of delay in recovering, or even loss of rights in, the collateral should the borrower of the securities fail financially. However, the loans will be made only to firms deemed to be of good standing, and when the consideration which can be earned currently from securities loans of this type is deemed to justify the attendant risk. In determining whether to lend securities to a particular borrower, and during the period of the loan, the creditworthiness of the borrower will be considered and monitored. It is intended that the value of securities loaned by a Fund will not exceed one-third of the value of a Fund's total assets (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations stated elsewhere in this Additional Statement or the Prospectuses regarding investing in fixed-income securities and cash equivalents.

The Funds' Board of Trustees has approved each Fund's participation in a securities lending program and adopted policies and procedures relating thereto. Under the securities lending program, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for the Funds. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of cash received as collateral for the loaned securities. In addition, the Fund may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions. The lending agent may, on behalf of the Funds, invest cash collateral received by the Funds for securities loans in, among other things, other registered or unregistered funds. These funds include private investing funds or money market funds that are managed by the Investment Adviser or its affiliates for the purpose of investing cash collateral generated from securities lending activities, and which pay the Investment Adviser or its affiliates for their services. The Funds' Board of Trustees will periodically review securities loan transactions for which the Goldman Sachs affiliate has acted as lending agent for compliance with a Fund's securities lending procedures. Goldman Sachs also has been approved as a borrower under the Funds' securities lending program, subject to certain conditions.

When-Issued Securities and Forward Commitments

Each Fund may purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis beyond the customary settlement time. These transactions involve a commitment by a Fund to purchase or sell securities at a future date. The price of the underlying securities (usually expressed in terms of yield) and the date when the securities will be delivered and paid for (the settlement date) are fixed at the time the transaction is negotiated. When-issued purchases and forward commitment transactions are negotiated directly with the other party, and such commitments are not traded on exchanges. A Fund will generally purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis only with the intention of completing the transaction and actually purchasing or selling the securities. If deemed advisable as a matter of investment strategy, however, a Fund may dispose of or negotiate a commitment after entering into it. A Fund may realize a capital gain or loss in connection with these transactions. For purposes of determining a Fund's duration, the maturity of when-issued or forward commitment securities will be calculated from the commitment date. A Fund is generally required to segregate, until three days prior to the settlement date, cash and liquid assets in an amount sufficient to meet the purchase price unless the Fund's obligations are otherwise covered. Securities purchased or sold on a when-issued or forward commitment basis involve a risk of loss if the value of the security to be purchased declines prior to the settlement date or if the value of the security to be sold increases prior to the settlement date.

Investment in Unseasoned Companies

Each Fund may invest in companies (including predecessors) which have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Other Investment Companies

A Fund reserves the right to invest up to 10% of its total assets, calculated at the time of purchase, in the securities of other investment companies (including exchange-traded funds such as Standard & Poor's Depositary Receipts ("SPDRs") and iShares [sm], as defined below) but may neither invest more than 5% of its total assets in any one investment company nor acquire more than 3% of the voting securities of any other investment company. Pursuant to an exemptive order obtained from the SEC, the Funds may invest in money market funds for which an Investment Adviser or any of its affiliates serves as investment adviser administrator and/or distributor. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests in addition to the management fees (and other expenses) paid by the Fund. However, to the extent that the Fund invests in a money market fund for which an investment adviser or any of its affiliates acts as investment adviser, the management fees payable by the Fund to an investment adviser will, to the extent required by the SEC, be reduced by an amount equal to the Fund's proportionate share of the management fees paid by such money market fund to its investment adviser. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund.

Exchange-traded funds are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange or the National Association of Securities Dealers Automated Quotations System ("NASDAQ") National Market System. SPDRs are interests in a unit investment trust ("UIT") that may be obtained from the UIT or purchased in the secondary market (SPDRs are listed on the American Stock Exchange). The UIT was established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"). The UIT is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price activity of the S&P 500. The UIT will issue SPDRs in aggregations known as "Creation Units" in exchange for a "Portfolio Deposit" consisting of (i) a portfolio of securities substantially similar to the component securities ("Index Securities") of the S&P 500, (ii) a cash payment equal to a pro rata portion of the dividends accrued on the UIT's portfolio securities since the last dividend payment by the UIT, net of expenses and liabilities, and (iii) a cash payment or credit ("Balancing Amount") designed to equalize the net asset value of the S&P Index and the net asset value of a Portfolio Deposit.

SPDRs are not individually redeemable, except upon termination of the UIT. To redeem, an investor must accumulate enough SPDRs to reconstitute a Creation Unit. The liquidity of small holdings of SPDRs, therefore, will depend upon the existence of a secondary market. Upon redemption of a Creation Unit, an investor will receive Index Securities and cash identical to the Portfolio Deposit required of an investor wishing to purchase a Creation Unit that day.

The price of SPDRs is derived from and based upon the securities held by the UIT. Accordingly, the level of risk involved in the purchase or sale of a SPDR is similar to the risk involved in the purchase or sale of traditional common stock, with the exception that the pricing mechanism for SPDRs is based on a basket of stocks. Disruptions in the markets for the securities underlying SPDRs purchased or sold by the Funds could result in losses on SPDRs.

Each Fund (other than the CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth and CORE Small Cap Equity Funds) may also purchase shares of investment companies investing primarily in foreign securities, including "country funds." Country funds have portfolios consisting primarily of securities of issuers located in specified foreign countries or regions. Each Fund may, subject to the limitations stated above, invest in iShares^{sm} and similar securities that invest in securities included in foreign securities indices. iShares^{sm} are shares of an investment company that invests substantially all of its assets in securities included in the MSCI indices for specified countries or regions. iShares^{sm} are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares^{sm} are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares^{sm} on the AMEX. To date, iShares^{sm} have traded at relatively modest discounts and premiums to the NAVs. However, iShares^{sm} have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares^{sm} for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares^{sm} will continue to be met or will remain unchanged.

In the event substantial market or other disruptions affecting iShares [sm] should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares[sm] as part of its investment strategy.

Repurchase Agreements

Each Fund may enter into repurchase agreements with banks, brokers and securities dealers which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. CORE International Equity, International Equity, Japanese Equity, European Equity, International Growth Opportunities, Emerging Markets Equity, Asia Growth and Balanced Funds may also enter into repurchase agreements involving certain foreign government securities. A repurchase agreement is an arrangement under which a Fund purchases securities and the seller agrees to repurchase the securities within a particular time and at a specified price. Custody of the securities is maintained by a Fund's custodian (or subcustodian). The repurchase price may be higher than the purchase price, the difference being income to a Fund, or the purchase and repurchase prices may be the same, with interest at a stated rate due to a Fund together with the repurchase price on repurchase. In either case, the income to a Fund is unrelated to the interest rate on the security subject to the repurchase agreement.

For purposes of the Act and generally for tax purposes, a repurchase agreement is deemed to be a loan from a Fund to the seller of the security. For other purposes, it is not always clear whether a court would consider the security purchased by a Fund subject to a repurchase agreement as being owned by a Fund or as being collateral for a loan by a Fund to the seller. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, a Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and a Fund has not perfected a security interest in the security, a Fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, a Fund would be at risk of losing some or all of the principal and interest involved in the transaction.

Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the security. However, if the market value of the security subject to the repurchase agreement becomes less than the repurchase price (including accrued interest), a Fund will direct the seller of the security to deliver additional securities so that the market value of all securities subject to the repurchase agreement equals or exceeds the repurchase price. Certain repurchase agreements which provide for settlement in more than seven days can be liquidated before the nominal fixed term on seven days or less notice. Such repurchase agreements will be regarded as liquid instruments.

The Funds, together with other registered investment companies having advisory agreements with the Investment Advisers or their affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Reverse Repurchase Agreements

The Balanced Fund may borrow money by entering into transactions called reverse repurchase agreements. Under these arrangements, the Fund will sell portfolio securities to dealers in U.S. Government Securities or members of the Federal Reserve System, with an agreement to repurchase the security on an agreed date, price and interest payment. Reverse repurchase agreements involve the possible risk that the value of portfolio securities the Fund relinquishes may decline below the price the Fund must pay when the transaction closes. Borrowings may magnify the potential for gain or loss on amounts invested resulting in an increase in the speculative character of the Fund's outstanding shares.

When the Balanced Fund enters into a reverse repurchase agreement, it places in a separate custodial account either liquid assets or other high-grade debt securities that have a value equal to or greater than the repurchase price. The account is then continuously monitored to make sure that an appropriate value is maintained. Reverse repurchase agreements are considered to be borrowings under the Act.

Short Sales

The Funds (other than the Core Equity Funds) may engage in short sales against the box. In a short sale, the seller sells a borrowed security and has a corresponding obligation to the lender to return the identical security. The seller does not immediately deliver the securities sold and is said to have a short position in those securities until delivery occurs. While a short sale is made by selling a security the seller does not own, a short sale is "against the box" to the extent that the seller contemporaneously owns or has the right to obtain, at no added cost, securities identical to those sold short. It may be entered into by a Fund, for example, to lock in a sales price for a security the Fund does not wish to sell immediately. If a Fund sells securities short against the box, it may protect itself from loss if the price of the securities declines in the future, but will lose the opportunity to profit on such securities if the price rises.

If a Fund effects a short sale of securities at a time when it has an unrealized gain on the securities, it may be required to recognize that gain as if it had actually sold the securities (as a "constructive sale") on the date it effects the short sale. However, such constructive sale treatment may not apply if a Fund closes out the short sale with securities other than the appreciated securities held at the time of the short sale and if certain other conditions are satisfied. Uncertainty regarding the tax consequences of effecting short sales may limit the extent to which a Fund may effect short sales.

Mortgage Dollar Rolls

When the Balanced Fund enters into a mortgage dollar roll, it will segregate cash or liquid assets in an amount equal to the forward purchase price until the settlement date.

Non-Diversified Status

Since the Concentrated Growth Fund is "non-diversified" under the Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund's total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to United States Government Securities and regulated investment companies.

Portfolio Turnover

Each Fund may engage in active short-term trading to benefit from yield disparities among different issues of securities or among the markets for equity securities, or for other reasons. Portfolio turnover may vary greatly from year to year as well as within a particular year, and may be affected by changes in the holdings of specific issuers, changes in country and currency weightings, cash requirements for redemption of shares and by requirements which enable the Funds to receive favorable tax treatment. The Funds are not restricted by policy with regard to portfolio turnover and will make changes in their investment portfolio from time to time as business and economic conditions as well as market prices may dictate.

INVESTMENT RESTRICTIONS

The following investment restrictions have been adopted by the Trust as fundamental policies that cannot be changed without the affirmative vote of the holders of a majority (as defined in the Act) of the outstanding voting securities of the affected Fund. The investment objective of each Fund and all other investment policies or practices of each Fund are considered by the Trust not to be fundamental and accordingly may be changed without shareholder approval. For purposes of the Act, “majority” means the lesser of (i) 67% or more of the shares of the Trust or a Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Trust or a Fund are present or represented by proxy, or (ii) more than 50% of the shares of the Trust or a Fund. For purposes of the following limitations, any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by, a Fund. With respect to the Funds’ fundamental investment restriction no. 3, asset coverage of at least 300% (as defined in the Act), inclusive of any amounts borrowed, must be maintained at all times.

A Fund may not:

(1) Make any investment inconsistent with the Fund’s classification as a diversified company under the 1940 Act. This restriction does not, however, apply to any Fund classified as a non-diversified company under the 1940 Act.

(2) Invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or any of its agencies or instrumentalities).

(3) Borrow money, except (a) each Fund (other than the Concentrated Growth Fund) may borrow from banks (as defined in the Act) or through reverse

repurchase agreements in amounts up to 33-1/3% of its total assets (including the amount borrowed), (b) the Concentrated Growth Fund, to the extent permitted by applicable law, may borrow from banks (as defined in the Act), other affiliated investment companies and other persons or through reverse repurchase agreements in amounts up to 33 1/3% of its total assets (including the amount borrowed), (c) each Fund may, to the extent permitted by applicable law, borrow up to an additional 5% of its total assets for temporary purposes, (d) each Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities, (e) each Fund may purchase securities on margin to the extent permitted by applicable law and (f) each Fund may engage in transactions in mortgage dollar rolls which are accounted for as financings.

(4) Make loans, except through (a) the purchase of debt obligations in accordance with the Fund's investment objective and policies, (b) repurchase agreements with banks, brokers, dealers and other financial institutions, (c) loans of securities as permitted by applicable law, and (d) (Concentrated Growth Fund only) loans to affiliates of the Concentrated Growth Fund to the extent permitted by law.

(5) Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting.

(6) Purchase, hold or deal in real estate, although a Fund may purchase and sell securities that are secured by real estate or interests therein, securities of real estate investment trusts and mortgage-related securities and may hold and sell real estate acquired by a Fund as a result of the ownership of securities.

(7) Invest in commodities or commodity contracts, except that the Fund may invest in currency and financial instruments and contracts that are commodities or commodity contracts.

(8) Issue senior securities to the extent such issuance would violate applicable law.

Each Fund may, notwithstanding any other fundamental investment restriction or policy, invest some or all of its assets in a single open-end investment company or series thereof with substantially the same investment objective, restrictions and policies as the Fund.

In addition to the fundamental policies mentioned above, the Trustees have adopted the following non-fundamental policies which can be changed or amended by action of the Trustees without approval of shareholders.

A Fund may not:

(a) Invest in companies for the purpose of exercising control or management.

(b) Invest more than 15% of the Fund's net assets in illiquid investments including illiquid repurchase agreements with a notice or demand period of more than seven days, securities which are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (the "1933 Act").

(c) Purchase additional securities if the Fund's borrowings (excluding covered mortgage dollar rolls) exceed 5% of its net assets.

(d) Make short sales of securities, except short sales against the box.

TRUSTEES AND OFFICERS

The business and affairs of the Funds are managed under the direction of the Board of Trustees subject to the laws of the State of Delaware and the Trust's Declaration of Trust. The Trustees are responsible for deciding matters of general policy and reviewing the actions of the Trust's service providers. The officers of the Trust conduct and supervise each Fund's daily business operations.

Trustees of the Trust

Information pertaining to the Trustees of the Trust is set forth below. Trustees who are not deemed to be "interested persons" of the Trust as defined in the Act are referred to as "Independent Trustees." Trustees who are deemed to be "interested persons" of the Trust are referred to as "Interested Trustees."

Independent Trustees

Name, Address and Age(1)	Position(s) Held with the Trust(2)	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(4)	Other Directorships Held by Trustee(5)
Ashok N. Bakhru Age: 60	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994–March 1996 and November 1998 to present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996–November 1998); Director of Arkwright Mutual Insurance Company (1984–1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989–Present); Member of Cornell University Council (1992–Present); Trustee of the Walnut Street Theater (1992–Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors–III and IV (since November 1998), and Equity-Limited Investors II (since April 2002); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000).	61	None

Independent Trustees

Name, Address and Age(1)	Position(s) Held with the Trust(2)	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(4)	Other Directorships Held by Trustee(5)
			Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997–August 2000). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Mary P. McPherson Age: 67	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978–1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986–1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988–1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993–1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Wilma J. Smelcer Age: 53	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998–January 2001); Chief Administrative Officer, Bank of America, Illinois (1996–1997); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None

Independent Trustees

Name, Address and Age(1)	Position(s) Held with the Trust(2)	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(4)	Other Directorships Held by Trustee(5)
Richard P. Strubel Age: 63	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (management services firm) (1990–1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	Gildan Activewear Inc. (an activewear clothing, marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age(1)	Position(s) Held with the Trust(2)	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(4)	Other Directorships Held by Trustee(5)
*Gary D. Black Age: 41	Trustee	Since 2002	Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (investment adviser) (October 2000–June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999–October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992–December 1998). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
* James McNamara Age: 39	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998– December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993–April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director – GSAM (May 1999 – present); Consultant to GSAM (December 1994–May 1999); and Limited Partner, Goldman Sachs (December 1994–May 1999).	61	None

Interested Trustees

Name, Address and Age(1)	Position(s) Held with the Trust(2)	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(4)	Other Directorships Held by Trustee(5)
			Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
*Kaysie P. Uniacke Age: 41	Trustee & President	Since 2001	Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997).	61	None
		Since 2002	President – Goldman Sachs Mutual Fund Complex (since 2002) (registered investment companies).		
			Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997 – 2002) (registered investment companies).		
			Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		

• These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

(1) Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

(2) The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

(3) Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the Trust terminates.

(4) The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of November 30, 2002, the Trust consisted of 55 portfolios, including the Fund described in this Additional Statement, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

(5) This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Information pertaining to the officers of the Trust (other than Ms. Uniacke and Mr. McNamara who are listed above) is set forth below.

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
*Kaysie P. Uniacke 32 Old Slip New York, NY 10005	President	Since 2002	Managing Director, GSAM (since 1997); and Vice President

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
Age: 41			and Senior Fund Manager, GSAM (1988 to 1997). President – Goldman Sachs Mutual Fund Complex (since 2002) (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997–2002) (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Vice President, Goldman Sachs (July 1995–Present). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Philip V. Giuca, Jr. 32 Old Slip New York, NY 10005 Age: 40	Assistant Treasurer	Since 1997	Vice President, Goldman Sachs (May 1992—Present). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Peter Fortner 32 Old Slip New York, NY 10005 Age: 44	Assistant Treasurer	Since 2000	Vice President, Goldman Sachs (July 2000–present); Associate, Prudential Insurance Company of America (November 1985–June 2000); and Assistant Treasurer, certain closed-end funds administered by Prudential (1999 and 2000). Assistant Treasurer–Goldman Sachs Mutual Fund Complex (registered investment companies).
Kenneth G. Curran 32 Old Slip New York, NY 10005 Age: 38	Assistant Treasurer	Since 2001	Vice President, Goldman Sachs (November 1998–Present); and Senior Tax Manager, KPMG Peat Marwick (accountants) (August 1995–October 1998). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 42	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999–Present); Vice President of GSAM (April 1997–December 1999); and Vice President and General Manager, First Data Corporation – Investor Services Group (1994 to 1997). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Jesse Cole 4900 Sears Tower	Vice President	Since 1998	Vice President, GSAM (June 1998–Present); and Vice President, AIM Management Group, Inc.

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
Chicago, IL 60606 Age: 39			(investment adviser) (April 1996–June 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Kerry K. Daniels 4900 Sears Tower Chicago, IL 60606 Age: 38	Vice President	Since 2000	Manager, Financial Control – Shareholder Services, Goldman Sachs 1986–Present). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Mary F. Hoppa 4900 Sears Tower Chicago, IL 60606 Age:38	Vice President	Since 2000	Vice President, Goldman Sachs (October 1999–Present); and Senior Vice President and Director of Mutual Fund Operations, Strong Capital Management (investment adviser) (January 1987–September 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Christopher Keller 4900 Sears Tower Chicago, IL 60606 Age: 37	Vice President	Since 2000	Vice President, Goldman Sachs (April 1997–Present). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
* James McNamara 32 Old Slip New York, NY 10005 Age: 39	Vice President	Since 2002	Managing Director, Goldman Sachs (December 1998–Present); Director of Institutional Fund Sales, GSAM (April 1998–December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993–April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 37	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002–Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997–Present). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.
Dave Fishman 32 Old Slip New York, NY 10005 Age: 38	Assistant Secretary	Since 2001	Managing Director, Goldman Sachs (December 2001-Present); and Vice President, Goldman Sachs (1997–December 2001).

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
			Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Danny Burke 32 Old Slip New York, NY 10005 Age: 40	Assistant Secretary	Since 2001	Vice President, Goldman Sachs (1987–Present). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Elizabeth D. Anderson 32 Old Slip New York, NY 10005 Age: 33	Assistant Secretary	Since 1997	Fund Manager, GSAM (April 1996–Present). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Amy E. Curran 32 Old Slip New York, NY 10005 Age: 32	Assistant Secretary	Since 1999	Vice President, Goldman Sachs (June 1999–Present); Assistant General Counsel, Goldman Sachs (since 2000) Counsel, Goldman Sachs (1998–2000); and Associate, Dechert Price & Rhoads (law firm) (September 1996–1998). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).

(1) Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

Standing Board Committees

The Board of Trustees has established six standing committees in connection with their governance of the Funds – Audit, Nominating, Executive, Valuation, Dividend and Schedule E.

The Audit Committee oversees the audit process and provides assistance to the full Board of Trustees with respect to fund accounting, tax compliance and financial statement matters. In performing its responsibilities, the Audit Committee recommends annually to the entire Board of Trustees a firm of independent certified public accountants to audit the books and records of the Trust for the ensuing year, and reviews with the firm the scope and results of each audit. All of the Independent Trustees serve on the Audit Committee. The Audit Committee held two meetings during the fiscal year ended August 31, 2002.

The Governance and Nominating Committee is responsible for the selection and nomination of candidates for appointment or election to serve as Trustees who are not "interested persons" of the Trust or its investment adviser or distributor (as defined by the Act). All of the Independent Trustees serve on the Governance and Nominating Committee. The Governance and Nominating Committee held one meeting during the fiscal year ended August 31, 2002. As stated above, each Trustee holds office for an indefinite term until the occurrence of certain events. In filling Board vacancies, the Governance and Nominating Committee will consider nominees recommended by shareholders. Nominee recommendations should be submitted to the Trust at its mailing address stated in the Funds' Prospectuses and should be directed to the attention of the Goldman Sachs Governance and Nominating Committee.

The Executive Committee has the power to conduct the current and ordinary business of the Trust and to exercise powers of the Board of Trustees when the Board is not in session. Ms. Uniacke serves on the Executive Committee. The Executive Committee did not meet during the fiscal year ended August 31, 2002.

The Valuation Committee is authorized to act for the Board of Trustees in connection with the valuation of portfolio securities held by the Funds in accordance with the Trust's Valuation Procedures. Mr. Shuch and Ms. Uniacke serve on the Valuation Committee. During the fiscal year ended August 31, 2002, the Valuation Committee held two meetings.

The Dividend Committee is authorized, subject to the ratification of Trustees who are not members of the committee, to declare dividends and capital gain distributions consistent with each Fund's Prospectus. Currently, the sole member of the Trust's Dividend Committee is Ms. Uniacke. During the fiscal year ended August 31, 2002, the Dividend Committee held four (4) meetings with respect to the Funds included in this Additional Statement and twenty-four with respect to all of the Funds of the Trust (including the Funds included in this Additional Statement).

The Schedule E Committee is authorized to address potential conflicts of interest regulated by the National Association of Securities Dealers, Inc ("NASD"). Currently, the Independent Trustees are alternate members of this committee. The Schedule E Committee did not meet during the fiscal year ended August 31, 2002.

Trustee Ownership of Fund Shares

The following table shows the dollar range of shares beneficially owned by each Trustee in the Funds and other portfolios of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust.

Name of Trustee	Dollar Range of Equity Securities in the Funds1	Aggregate Dollar Range of Equity Securities in All Portfolios in Fund Complex Overseen By Trustee2
Ashok N. Bakhru	Capital Growth: Over $100,000 CORE U.S. Equity: Over $100,000 Research Select: Over $100,000	Over $100,000
Gary D. Black 3	None	None
Patrick T. Harker	Capital Growth — $10,001 — $50,000	$10,001 — $50,000
James McNamara 3	None	None
Mary P. McPherson	Capital Growth — $50,001 — $100,000 Small Cap Value — $10,001 — $50,000 Growth and Income: $1 — $10,000 International Equity: $1 — $10,000	Over $100,000
Alan A. Shuch	Capital Growth Fund: Over $100,000 International Equity: Over $100,000	Over $100,000
Richard P. Strubel	Capital Growth: Over $100,000 International Equity: $50,001 — $100,000	Over $100,000
Wilma J. Smelcer 4	Capital Growth — $10,00 — $50,000	$10,001 — $50,000
Kaysie P. Uniacke4	Mid Cap Value Fund: $0 — $10,000	Over $100,000

1 Includes the value of shares beneficially owned by each Trustee in each Fund described in this Additional Statement as of December 31, 2001.

2 Includes Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2001, Goldman Sachs Trust consisted of 60 portfolios and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios.

3 Mr. Black and Mr. McNamara were elected to the Boards of Trustees of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust on December 16, 2002.

4 Ms. Smelcer and Ms. Uniacke were appointed to the Boards of Trustees of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust on August 2, 2001.

As of November 30, 2002, the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of beneficial interest of each Fund.

Board Compensation

The Trust pays each Independent Trustee an annual fee for his or her services as a Trustee of the Trust, plus an additional fee for each regular and special telephonic Board meeting, Nominating Committee meeting and Audit Committee meeting attended by such Trustee. The Independent Trustees are also reimbursed for travel expenses incurred in connection with attending such meetings. The Trust may also pay the incidental costs of a Trustee to attend training or other types of conferences relating to the investment company industry.

The following table sets forth certain information with respect to the compensation of each Trustee of the Trust for the fiscal year ended August 31, 2002:

Name of Trustee	Aggregate Compensation from the Funds	Pension or Retirement Benefits Accrued as Part of the Trust's Expenses	Total Compensation From Fund Complex (including the Funds)[2]
Ashok N. Bakhru[1]	$49,120	$ —	$154,286
Gary D. Black[3]	—	—	—
David B. Ford[4]	—	—	—
Patrick T. Harker	36,547	—	114,847
James McNamara[3]	—	—	—
John P. McNulty[5]	—	—	—
Mary P. McPherson	36,547	—	114,847
Alan A. Shuch	—	—	—
Richard P. Strubel	36,547	—	114,847
Wilma J. Smelcer	36,547	—	114,847
Kaysie P. Uniacke	—	—	—

[1] Includes compensation as Board Chairman.

[2] The Fund Complex consists of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. Goldman Sachs Trust consisted of 55 portfolios and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios as of November 30, 2002.

[3] Mr. Black and Mr. McNamara were elected to the Boards of Trustees of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust on December 16, 2002.

[4] Mr. Ford's term of office on the Boards of Trustees of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust ended on December 16, 2002.

[5] Mr. McNulty resigned from the Boards of Trustees of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust on October 5, 2001.

Miscellaneous

Class A Shares of the Funds may be sold at net asset value without payment of any sales charge to Goldman Sachs, its affiliates and their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of the above individuals. These and the Funds' other sales load waivers are due to the nature of the investors and/or the reduced sales effort and expense that are needed to obtain such investments.

The Trust, its Investment Advisers and principal underwriter have adopted codes of ethics under Rule 17j-1 of the Act that permit personnel subject to their particular codes of ethics to invest in securities, including securities that may be purchased or held by the Funds.

MANAGEMENT SERVICES

As stated in the Funds' Prospectuses, GSFM, 32 Old Slip, New York, New York, a Delaware limited partnership and an affiliate of Goldman Sachs, 85 Broad Street, New York, New York, serves as Investment Adviser to the CORE U.S. Equity and Capital Growth Funds. GSAM, 32 Old Slip, New York, New York, a business unit of the Investment Management Division of Goldman Sachs, serves as Investment Adviser to the Balanced, Growth and Income, CORE Large Cap Value, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, Research Select and Concentrated Growth Funds. GSAMI, Procession House, 55 Ludgate Hill, London, England EC4M 7JW, a business unit of the Investment Management Division of Goldman Sachs, serves as Investment Adviser to the International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds. GSAMI is also an affiliate of Goldman Sachs. See "Service Providers" in the Funds' Prospectuses for a description of the applicable Investment Adviser's duties to the Funds.

The Goldman Sachs Group, L.P. which controlled the Funds' Investment Advisers, merged into The Goldman Sachs Group, Inc. as a result of an initial public offering in 1999.

Founded in 1869, Goldman Sachs is among the oldest and largest investment banking firms in the United States. Goldman Sachs is a leader in developing portfolio strategies and in many fields of investing and financing, participating in financial markets worldwide and serving individuals, institutions, corporations and governments. Goldman Sachs is also among the principal market sources for current and thorough information on companies, industrial sectors, markets, economies and currencies, and trades and makes markets in a wide range of equity and debt securities 24-hours a day. The firm is headquartered in New York and has offices throughout the United States and in Beijing, Frankfurt, George Town, Hong Kong, London, Madrid, Mexico City, Milan, Montreal, Paris, Sao Paulo, Seoul, Shanghai, Singapore, Stockholm, Sydney, Taipei, Tokyo, Toronto, Vancouver and Zurich. It has trading professionals throughout the United States, as well as in London, Tokyo, Hong Kong and Singapore. The active participation of Goldman Sachs in the world's financial markets enhances its ability to identify attractive investments. Goldman Sachs has agreed to permit the Funds to use the name "Goldman Sachs" or a derivative thereof as part of each Fund's name for as long as a Fund's Management Agreement is in effect.

The Investment Advisers are able to draw on the substantial research and market expertise of Goldman Sachs, whose investment research effort is one of the largest in the industry. The Goldman Sachs Global Investment Research Department covers approximately 2,400 companies, over 50 economies and over 25 markets. The in-depth information and analyses generated by Goldman Sachs' research analysts are available to the Investment Advisers.

For more than a decade, Goldman Sachs has been among the top-ranked firms in Institutional Investor's annual "All-America Research Team" survey. In addition, many of Goldman Sachs' economists, securities analysts, portfolio strategists and credit analysts have consistently been highly ranked in respected industry surveys conducted in the United States and abroad. Goldman Sachs is also among the leading investment firms using quantitative analytics (now used by a growing number of investors) to structure and evaluate portfolios.

In managing the Funds, the Investment Advisers have access to Goldman Sachs' economics research. The Economics Research Department based in London, conducts economic, financial and currency markets research which analyzes economic trends and interest and exchange rate movements worldwide. The Economics Research Department tracks factors such as inflation and money supply figures, balance of trade figures, economic growth, commodity prices, monetary and fiscal policies, and political events that can influence interest rates and currency trends. The success of Goldman Sachs' international research team has brought wide recognition to its members. The team has earned top rankings in various external surveys such as Extel, Institutional Investor and Reuters. These rankings acknowledge the achievements of the firm's economists, strategists and equity analysts.

In allocating assets among foreign countries and currencies for the Funds which can invest in foreign securities (in particular, the CORE International Equity, International Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds), the Investment Advisers will have access to the Global Asset Allocation Model. The model is based on the observation that the prices of all financial assets, including foreign currencies, will adjust until investors globally are comfortable holding the pool of outstanding assets. Using the model, the Investment Advisers will estimate the total returns from each currency sector which are consistent with the average investor holding a portfolio equal to the market capitalization of the financial assets among those currency sectors. These estimated equilibrium returns are then combined with the expectations of Goldman Sachs' research professionals to produce an optimal currency and asset allocation for the level of risk suitable for a Fund given its investment objectives and criteria.

The Management Agreements provide that GSAM, GSFM and GSAMI, in their capacity as Investment Advisers, may render similar services to others as long as the services under the Management Agreements are not impaired thereby. The Concentrated Growth, Research Select, Large Cap Value, Strategic Growth, Growth Opportunities, CORE Large Cap Value, European Equity, Japanese Equity and International Growth Opportunities Funds' Management Agreements were initially approved by the Trustees, including a majority of the non-interested Trustees (as defined below) who are not parties to the Management Agreement on August 1, 2002, April 26, 2000, October 26, 1999, April 28, 1999, April 28, 1999, November 3, 1998, July 22, 1998, April 23, 1998 and April 23, 1998, respectively. The CORE Small Cap Equity and CORE International Equity Funds' Management Agreements were initially approved by the Trustees, including a majority of the non-interested Trustees (as defined below) who are not parties to the Management Agreements, on July 22, 1997. The CORE Large Cap Growth and Emerging Markets Equity Funds' Management Agreements were initially approved by the Trustees, including a majority of the non-interested Trustees (as defined below) who are not parties to the Management Agreements, on April 23, 1997 and January 28, 1997, respectively.

The Funds' Management Agreements were most recently approved by the Trustees, including a majority of the Trustees who are not parties to the Management Agreements or "interested persons" (as such term is defined in the Act) of any party thereto (the "non-interested Trustees"), on April 24, 2002 with respect to all Funds other than the Concentrated Growth Fund, and on August 1, 2002 with respect to the Concentrated Growth Fund. At those meetings the Board of Trustees reviewed the written and oral presentations provided by the Investment Adviser in connection with the Trustees' consideration of the Management Agreements. The Trustees also reviewed, with the advice of legal counsel, their responsibilities under applicable law. The Trustees considered, in particular, the Funds' management fee rates; the Funds' respective operating expense ratios; the Investment Adviser's current and prospective fee waivers and expense reimbursements for the respective Funds; and the investment performance of the Funds for the prior year and longer time periods. The information on these matters was also compared to similar information for other mutual funds. In addition, the Trustees considered the Funds' management fee structures in comparison to the structures used by other mutual funds; the revenues received by the Investment Adviser and its affiliates from the Funds for their investment management services and for other, non-investment management services, and their expenses in providing such services; the brokerage and research services received in connection with the placement of brokerage transactions for the Funds; and the Funds' asset levels and possible economies of scale. The Trustees also considered the personnel and resources of the Investment Adviser, the overall nature and quality of the Investment Adviser's services and the specific provisions of the Management Agreements. After consideration of the Investment Adviser's presentations, the non-interested Trustees discussed at greater length in executive session the fairness and reasonableness of the Management Agreements to the Funds and their shareholders, and concluded that the Management Agreements should be reapproved and continued in the interests of the Funds and their shareholders.

These arrangements were most recently approved by the shareholders of each Fund (other than Concentrated Growth, Research Select, Large Cap Value, Strategic Growth, Growth Opportunities, CORE Large Cap Value, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Emerging Markets Equity, Japanese Equity, International Growth Opportunities and European Equity Funds) on April 21, 1997. The sole shareholder of the Concentrated Growth, Research Select, Large Cap Value, Strategic Growth, Growth Opportunities, CORE Large Cap Value, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Emerging Markets Equity, Japanese Equity, International Growth Opportunities and European Equity Funds approved these arrangements on August 23, 2002, June 14, 2000, October 26, 1999, April 28, 1999, April 28, 1999, November 3, 1998, April 30, 1997, July 21, 1997, July 21, 1997, January 28, 1997, April 23, 1998, April 23, 1998 and July 22, 1998, respectively.

Each Management Agreement will remain in effect until June 30, 2003 and will continue in effect with respect to the applicable Fund from year to year thereafter provided such continuance is specifically approved at least annually by (i) the vote of a majority of such Fund's outstanding voting securities or a majority of the Trustees of the Trust, and (ii) the vote of a majority of the non-interested Trustees of the Trust, cast in person at a meeting called for the purpose of voting on such approval.

Each Management Agreement will terminate automatically if assigned (as defined in the Act). Each Management Agreement is also terminable at any time without penalty by the Trustees of the Trust or by vote of a majority of the outstanding voting securities of the applicable Fund on 60 days' written notice to the applicable Investment Adviser and by the Investment Adviser on 60 days' written notice to the Trust.

Pursuant to the Management Agreements the Investment Advisers are entitled to receive the fees set forth below, payable monthly based on such Fund's average daily net assets. In addition, as of the date of this Additional Statement the Investment Advisers were voluntarily limiting their management fees for certain funds to the annual rates also listed below:

Fund	Management Fee With Limitations	Management Fee Without Limitations
GSAM		
Balanced Fund	0.65%	0.65%
Growth and Income Fund	0.70%	0.70%
CORE Large Cap Value Fund	0.60%	0.60%
CORE Large Cap Growth Fund	0.70%	0.75%
CORE Small Cap Equity Fund	0.85%	0.85%
Strategic Growth Fund	1.00%	1.00%
Growth Opportunities Fund	1.00%	1.00%
CORE International Equity Fund	0.85%	0.85%
Mid Cap Value Fund	0.75%	0.75%
Small Cap Value Fund	1.00%	1.00%
Large Cap Value Fund	0.75%	0.75%
Research Select Fund	1.00%	1.00%
Concentrated Growth Fund	1.00%	1.00%
GSFM		
CORE U.S. Equity Fund	0.70%	0.75%
Capital Growth Fund	0.95%	1.00%
GSAMI		
International Equity Fund	1.00%	1.00%
European Equity	1.00%	1.00%
Japanese Equity Fund	1.00%	1.00%
International Growth Opportunities Fund	1.10%	1.20%
Emerging Markets Equity Fund	1.20%	1.20%
Asia Growth Fund	1.00%	1.00%

GSAM, GSFM and GSAMI may discontinue or modify the above limitations in the future at their discretion.

For the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000 the amounts of the fees incurred by each Fund then in existence under the Management Agreements were as follows (with and without the fee limitations that were then in effect):

	Fiscal year ended August 31, 2002		Fiscal year ended August 31, 2001		Fiscal year ended August 31, 2000	
	With Fee Limitations	Without Fee Limitations	With Fee Limitations	Without Fee Limitations	With Fee Limitations	Without Fee Limitations
Balanced Fund	$ 934,401	$ 934,401	$ 1,054,603	$ 1,054,603	$ 1,303,563	$ 1,303,563
Growth and Income Fund	3,157,958	3,157,958	4,334,429	4,334,429	6,580,727	6,580,727
CORE Large Cap Value Fund	1,465,423	1,465,423	1,853,552	1,853,552	1,743,960	1,743,960
CORE U.S. Equity Fund	5,976,125	6,402,991	8,320,935	8,915,287	9,260,137	9,921,575
CORE Large Cap Growth Fund	3,975,441	4,259,402	6,551,093	7,019,028	7,277,385	8,564,308
CORE Small Cap Equity Fund	1,296,632	1,296,632	1,259,946	1,259,946	1,322,879	1,322,879
CORE International Equity Fund	2,877,026	2,877,026	3,478,973	3,478,973	3,942,495	3,942,495
Capital Growth Fund	26,193,288	26,582,033	33,446,914	33,446,914	32,406,631	32,406,631
Strategic Growth Fund	2,060,862	2,060,862	1,705,535	1,705,535	774,259	774,259
Growth Opportunities Fund	7,279,582	7,279,582	4,975,819	4,975,819	1,102,761	1,102,761
Mid Cap Value Fund	4,504,604	4,504,604	2,214,608	2,214,608	1,673,380	1,673,380
Small Cap Value Fund	5,011,059	5,011,059	2,644,441	2,644,441	2,219,510	2,219,510
Large Cap Value[1]	2,126,126	2,126,126	559,356	559,356	87,323	87,323
International Equity Fund	11,728,718	11,728,718	15,954,500	15,954,500	15,633,003	15,633,003
European Equity Fund	657,359	657,359	1,353,560	1,353,560	1,253,575	1,253,575
Japanese Equity Fund	260,566	260,566	657,056	657,056	979,938	979,938

	Fiscal year ended August 31, 2002		Fiscal year ended August 31, 2001		Fiscal year ended August 31, 2000	
	With Fee Limitations	Without Fee Limitations	With Fee Limitations	Without Fee Limitations	With Fee Limitations	Without Fee Limitations
International Growth Opportunities Fund	1,749,872	1,788,390	4,585,526	4,585,526	3,541,196	3,541,196
Emerging Markets Equity Fund	1,261,749	1,261,749	1,837,081	1,837,081	2,576,018	2,576,018
Asia Growth Fund	400,913	400,913	669,704	669,704	1,168,382	1,168,382
Research Select Fund[2]	5,906,851	5,906,851	8,136,840	8,136,840	623,564	623,564
Concentrated Growth Fund[3]	N/A	N/A	N/A	N/A	N/A	N/A

---

[1] The Large Cap Value commenced operations on December 15, 1999.

[2] The Research Select Fund commenced operations on June 19, 2000.

[3] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, no fees were paid by the Fund to the Investment Adviser pursuant to the Management Agreement.

In addition to providing advisory services, under its Management Agreement, each Investment Adviser also: (i) supervises all non-advisory operations of each Fund that it advises; (ii) provides personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of each Fund; (iii) arranges for at each Fund's expense: (a) the preparation of all required tax returns, (b) the preparation and submission of reports to existing shareholders, (c) the periodic updating of prospectuses and statements of additional information and (d) the preparation of reports to be filed with the SEC and other regulatory authorities; (iv) maintains each Fund's records; and (v) provides office space and all necessary office equipment and services.

Activities of Goldman Sachs and Its Affiliates and Other Accounts Managed by Goldman Sachs. The involvement of the Investment Advisers and Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Funds or impede their investment activities.

Goldman Sachs and its affiliates, including, without limitation, the Investment Advisers and their advisory affiliates, have proprietary interests in, and may manage or advise, accounts or funds (including separate accounts and other funds and collective investment vehicles) which have investment objectives similar to those of the Funds and/or which engage in transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates are also major participants in the global currency, equities, swap and fixed-income markets, in each case both on a proprietary basis and for the accounts of customers. As such, Goldman Sachs and its affiliates are actively engaged in transactions in the same securities, currencies and instruments in which the Funds invest. Such activities could affect the prices and availability of such securities, currencies and instruments, which could have an adverse impact on each Fund's performance. Such transactions, particularly in respect of proprietary accounts or customer accounts other than those included in the Investment Advisers' and their advisory affiliates' asset management activities, will be executed independently of the Funds' transactions and thus at prices or rates that may be more or less favorable. When the Investment Advisers and their advisory affiliates seek to purchase or sell the same assets for their managed accounts, including the Funds, the assets actually purchased or sold may be allocated among the accounts on a basis determined in its good faith discretion to be equitable. In some cases, this system may adversely affect the size or the price of the assets purchased or sold for the Funds.

From time to time, the Funds' activities may be restricted because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a result, there may be periods, for example, when the Investment Advisers and/or their affiliates will not initiate or recommend certain types of transactions in certain securities or instruments with respect to which the Investment Advisers and/or their affiliates are performing services or when position limits have been reached.

In connection with their management of the Funds, the Investment Advisers may have access to certain fundamental analysis and proprietary technical models developed by Goldman Sachs and other affiliates. The Investment Advisers will not be under any obligation, however, to effect transactions on behalf of the Funds in accordance with such analysis and models. In addition, neither Goldman Sachs nor any of its affiliates will have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds and it is not anticipated that the Investment Advisers will have access to such information for the purpose of managing the Funds. The proprietary activities or portfolio strategies of Goldman Sachs and its affiliates or the activities or strategies used for accounts managed by them or other customer accounts could conflict with the transactions and strategies employed by the Investment Advisers in managing the Funds.

The results of each Fund's investment activities may differ significantly from the results achieved by the Investment Advisers and their affiliates for their proprietary accounts or other accounts (including investment companies or collective investment vehicles) managed or advised by them. It is possible that Goldman Sachs and its affiliates and such other accounts will achieve investment results which are substantially more or less favorable than the results achieved by a Fund. Moreover, it is possible that a Fund will sustain losses during periods in which Goldman Sachs and its affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible.

The investment activities of Goldman Sachs and its affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Funds in certain emerging and other markets in which limitations are imposed upon the aggregate amount of investment, in the aggregate or individual issuers, by affiliated investors.

An investment policy committee which may include partners of Goldman Sachs and its affiliates may develop general policies regarding a Fund's activities but will not be involved in the day-to-day management of such Fund. In such instances, those individuals may, as a result, obtain information regarding the Fund's proposed investment activities which is not generally available to the public. In addition, by virtue of their affiliation with Goldman Sachs, any such member of an investment policy committee will have direct or indirect interests in the activities of Goldman Sachs and its affiliates in securities and investments similar to those in which the Fund invests.

In addition, certain principals and certain of the employees of the Investment Advisers are also principals or employees of Goldman Sachs or their affiliated entities. As a result, the performance by these principals and employees of their obligations to such other entities may be a consideration of which investors in the Funds should be aware.

Each Investment Adviser may enter into transactions and invest in currencies or instruments on behalf of a Fund in which customers of Goldman Sachs (or, to the extent permitted by the SEC, Goldman Sachs) serve as the counterparty, principal or issuer. In such cases, such party's interests in the transaction will be adverse to the interests of a Fund, and such party may have no incentive to assure that the Funds obtain the best possible prices or terms in connection with the transactions. Goldman Sachs and its affiliates may also create, write or issue derivative instruments for customers of Goldman Sachs or its affiliates, the underlying securities or instruments of which may be those in which a Fund invests or which may be based on the performance of a Fund. The Funds may, subject to applicable law, purchase investments which are the subject of an underwriting or other distribution by Goldman Sachs or its affiliates and may also enter into transactions with other clients of Goldman Sachs or its affiliates where such other clients have interests adverse to those of the Funds. At times, these activities may cause departments of Goldman Sachs or its affiliates to give advice to clients that may cause these clients to take actions adverse to the interests of a Fund. To the extent affiliated transactions are permitted, the Funds will deal with Goldman Sachs and its affiliates on an arms-length basis.

Each Fund will be required to establish business relationships with its counterparties based on the Fund's own credit standing. Neither Goldman Sachs nor its affiliates will have any obligation to allow their credit to be used in connection with a Fund's establishment of its business relationships, nor is it expected that a Fund's counterparties will rely on the credit of Goldman Sachs or any of its affiliates in evaluating the Fund's creditworthiness.

From time to time, Goldman Sachs or any of its affiliates may, but is not required to, purchase and hold shares of a Fund in order to increase the assets of the Fund. Increasing a Fund's assets may enhance investment flexibility and diversification and may contribute to economies of scale that tend to reduce the Fund's expense ratio. Goldman Sachs reserves the right to redeem at any time some or all of the shares of a Fund acquired for its own account. A large redemption of shares of a Fund by Goldman Sachs could significantly reduce the asset size of the Fund, which might have an adverse effect on the Fund's investment flexibility, portfolio diversification and expense ratio.

It is possible that a Fund's holdings will include securities of entities for which Goldman Sachs performs investment banking services as well as securities of entities in which Goldman Sachs makes a market. In making investment decisions for the Funds, an Investment Adviser is not permitted to obtain or use material non-public information acquired by any division, department or affiliate of Goldman Sachs in the course of these activities. In addition, from time to time, Goldman Sachs' activities may limit the Funds' flexibility in purchases and sales of securities. When Goldman Sachs is engaged in an underwriting or other distribution of securities of an entity, the Investment Advisers may be prohibited from purchasing or recommending the purchase of certain securities of that entity for the Funds.

Distributor and Transfer Agent

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor of shares of the Funds pursuant to a "best efforts" arrangement as provided by a distribution agreement with the Trust on behalf of each Fund. Shares of the Funds are offered and sold on a continuous basis by Goldman Sachs, acting as agent. Pursuant to the distribution agreement, after the Prospectuses and periodic reports have been prepared, set in type and mailed to shareholders, Goldman Sachs will pay for the printing and distribution of copies thereof used in connection with the offering to prospective investors. Goldman Sachs will also pay for other supplementary sales literature and advertising costs. Goldman Sachs may enter into sales agreements with certain investment dealers and other financial service firms (the "Authorized Dealers") to solicit subscriptions for Class A, Class B and Class C Shares of the Funds. Goldman Sachs receives a portion of the sales charge imposed on the sale, in the case of Class A Shares, or redemption in the case of Class B and Class C Shares (and in certain cases, Class A Shares), of such Fund shares.

Goldman Sachs retained approximately the following combined commissions on sales of Class A, Class B and Class C Shares during the following periods:

	Fiscal year ended August 31, 2002	Fiscal year ended August 31, 2001	Fiscal period ended August 31, 2000
Balanced Fund	$ 61,200	$ 23,000	$ 22,000
Growth and Income Fund	153,800	72,000	102,000
CORE Large Cap Value Fund	33,970	122,000	81,000
CORE U.S. Equity Fund	99,970	152,000	258,000
CORE Large Cap Growth Fund	51,050	130,000	334,000
CORE Small Cap Equity Fund	82,240	41,000	59,000

	Fiscal year ended August 31, 2002	Fiscal year ended August 31, 2001	Fiscal period ended August 31, 2000
CORE International Equity Fund	81,250	150,000	54,000
Capital Growth Fund	708,000	1,418,000	1,947,000
Strategic Growth Fund	316,000	536,000	674,000
Growth Opportunities Fund	1,646,200	2,330,000	1,218,000
Mid Cap Value Fund	1,251,000	328,000	58,000
Small Cap Value Fund	1,396,700	538,000	49,000
Large Cap Value Fund[1]	1,463,300	802,000	46,000
International Equity Fund	601,000	1,599,000	2,891,000
European Equity Fund	49,000	358,000	579,000
Japanese Equity Fund	63,000	114,000	497,000
International Growth Opportunities Fund	73,000	860,000	2,168,000
Emerging Markets Equity Fund	15,000	101,000	149,000
Asia Growth Fund	12,000	20,000	92,000
Research Select Fund[2]	35,800	1,171,000	951,000
Concentrated Growth Fund[3]	N/A	N/A	N/A

[1] The Large Cap Value Fund commenced operations on December 15, 1999.

[2] The Research Select Fund commenced operations on June 19, 2000.

[3] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, Goldman Sachs had retained no sales commissions.

Goldman Sachs, 4900 Sears Tower, Chicago, IL 60606 serves as the Trust's transfer agent. Under its transfer agency agreement with the Trust, Goldman Sachs has undertaken with the Trust to (i) record the issuance, transfer and redemption of shares, (ii) provide purchase and redemption confirmations and quarterly statements, as well as certain other statements, (iii) provide certain information to the Trust's custodian and the relevant sub-custodian in connection with redemptions, (iv) provide dividend crediting and certain disbursing agent services, (v) maintain shareholder accounts, (vi) provide certain state Blue Sky and other information, (vii) provide shareholders and certain regulatory authorities with tax-related information, (viii) respond to shareholder inquiries, and (ix) render certain other miscellaneous services. For its transfer agency services, Goldman Sachs is entitled to receive a transfer agency fee equal, on an annualized basis, to 0.04% of average daily net assets with respect to each Fund's Institutional and Service Shares and 0.19% of average daily net assets with respect to each Fund's Class A, Class B and Class C Shares.

As compensation for the services rendered to the Trust by Goldman Sachs as transfer agent and the assumption by Goldman Sachs of the expenses related thereto, Goldman Sachs received fees for the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000 from each Fund then in existence as follows under the fee schedules then in effect:

	Class A, B and C Fiscal year ended August 31, 2002	Class A, B and C Fiscal year ended August 31, 2001	Class A, B and C Fiscal period ended August 31, 2000
Balanced Fund	$ 268,777	$ 303,603	$ 376,307
Growth and Income Fund	814,989	1,108,168	1,712,159
CORE Large Cap Value Fund	226,944	257,141	220,203
CORE U.S. Equity Fund	1,203,226	1,622,974	1,822,544
CORE Large Cap Growth Fund	763,212	1,330,598	1,537,502
CORE Small Cap Equity Fund	157,699	143,961	145,253
CORE International Equity Fund	191,351	260,580	294,670
Capital Growth Fund	4,266,510	5,437,436	5,422,979
Strategic Growth Fund	272,915	251,026	120,349
Growth Opportunities Fund	1,132,758	776,882	181,112
Mid Cap Value Fund	577,648	178,598	131,918
Small Cap Value Fund	795,589	446,452	376,069
Large Cap Value Fund[1]	406,963	79,858	6,667
International Equity Fund	1,564,745	2,436,081	2,468,219
European Equity	112,262	230,089	223,685
Japanese Equity Fund	40,774	93,877	129,762
International Growth Opportunities Fund	173,594	463,964	342,784
Emerging Markets Equity Fund	56,200	90,103	151,186
Asia Growth Fund	69,789	112,873	201,343
Research Select Fund[2]	1,102,291	1,510,380	116,520
Concentrated Growth Fund[3]	N/A	N/A	N/A

[1] The Large Cap Value Fund commenced operation on December 15, 1999.

[2] The Research Select Fund commenced operations on June 19, 2000.

[3] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, no fees were paid by the Fund to Goldman Sachs as transfer agent.

	Institutional Shares			Service Shares		
	Fiscal year Ended August 31, 2002	Fiscal year Ended August 31, 2001	Fiscal year ended August 31, 2000	Fiscal year Ended August 31, 2002	Fiscal year Ended August 31, 2001	Fiscal period ended August 31, 2000
Balanced Fund	$ 913	$ 972	$ 991	$ 4	$ 11	$ 6
Growth and Income Fund	6,951	11,625	12,023	1,927	2,758	3,563
CORE Large Cap Value Fund	49,880	69,424	69,901	37	10	5
CORE U.S. Equity Fund	85,228	129,964	140,635	2,954	3,840	4,822
CORE Large Cap Growth Fund	66,130	93,362	131,854	362	860	1,224
CORE Small Cap Equity Fund	26,358	28,931	31,648	1,460	53	28
CORE International Equity Fund	95,097	108,848	123,484	7	9	9
Capital Growth Fund	161,725	188,749	150,692	3,344	4,404	3,894
Strategic Growth Fund	24,978	15,372	5,633	1	1	1
Growth Opportunities Fund	52,567	35,401	5,931	141	78	53
Mid Cap Value Fund	118,485	80,419	61,403	150	94	72
Small Cap Value Fund	31,861	11,625	9,587	1,089	163	21
Large Cap Value Fund[1]	27,716	13,019	3,253	1	0	0
International Equity Fund	137,696	123,302	104,063	2,033	2,018	1,632
European Equity	2,660	5,702	3,050	—	0	1
Japanese Equity Fund	1,838	6,518	11,878	—	0	0
International Growth Opportunities Fund	23,059	55,172	45,874	8	3	1
Emerging Markets Equity Fund	30,224	42,266	54,038	3	1	1

	Institutional Shares			Service Shares		
	Fiscal year Ended August 31, 2002	Fiscal year Ended August 31, 2001	Fiscal year ended August 31, 2000	Fiscal year Ended August 31, 2002	Fiscal year Ended August 31, 2001	Fiscal period ended August 31, 2000
Asia Growth Fund[2]	1,344	3,025	4,347	—	0	N/A
Research Select Fund[3]	4,208	7,492	411	4	7	1
Concentrated Growth Fund[4]	N/A	N/A	N/A	N/A	N/A	N/A

[1] The Large Cap Value Fund commenced operations on December 15, 1999.

[2] Asia Growth Fund had not sold Service Shares as of August 31, 2001.

[3] The Research Select Fund commenced operations on June 19, 2000.

[4] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, no fees were paid by the Fund to Goldman Sachs as transfer agent.

The Trust's distribution and transfer agency agreements each provide that Goldman Sachs may render similar services to others so long as the services Goldman Sachs provides thereunder are not impaired thereby. Such agreements also provide that the Trust will indemnify Goldman Sachs against certain liabilities.

Expenses

The Trust, on behalf of each Fund, is responsible for the payment of each Fund's respective expenses. The expenses include, without limitation, the fees payable to the Investment Advisers, service fees and shareholder administration fees paid to Service Organizations, the fees and expenses of the Trust's custodian and subcustodians, transfer agent fees, brokerage fees and commissions, filing fees for the registration or qualification of the Trust's shares under federal or state securities laws, expenses of the organization of the Trust, fees and expenses incurred by the Trust in connection with membership in investment company organizations, taxes, interest, costs of liability insurance, fidelity bonds or indemnification, any costs, expenses or losses arising out of any liability of, or claim for damages or other relief asserted against, the Trust for violation of any law, legal and auditing fees and expenses (including the cost of legal and certain accounting services rendered by employees of GSAM, GSAMI and Goldman Sachs with respect to the Trust), expenses of preparing and setting in type prospectuses, statements of additional information, proxy material, reports and notices and the printing and distributing of the same to the Trust's shareholders and regulatory authorities, any expenses assumed by a Fund pursuant to its Distribution and Service Plans, compensation and expenses of its "non-interested" Trustees and extraordinary expenses, if any, incurred by the Trust. Except for fees under any service plan, shareholder administration plan or distribution and service plans applicable to a particular class and transfer agency fees and expenses, all Fund expenses are borne on a non-class specific basis.

The imposition of the Investment Adviser's fee, as well as other operating expenses, will have the effect of reducing the total return to investors. From time to time, the Investment Adviser may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering that Fund's overall expense ratio and increasing total return to investors at the time such amounts are waived or assumed, as the case may be.

The Investment Advisers voluntarily have agreed to reduce or limit certain “Other Expenses” (excluding management fees, distribution and service fees, transfer agency fees, service fees, shareholder administration fees, taxes, interest, brokerage, and litigation, indemnification, shareholder meeting and other extraordinary expenses) for the following Funds to the extent such expenses exceed the following percentage of average daily net assets:

	Other Expenses
Balanced Fund	0.06%
Growth and Income Fund	0.05%
CORE Large Cap Value Fund	0.06%
CORE U.S. Equity Fund	0.00%
CORE Large Cap Growth Fund	0.02%
CORE Small Cap Equity Fund	0.04%
CORE International Equity Fund	0.12%
Capital Growth Fund	0.00%
Strategic Growth Fund	0.00%
Growth Opportunities Fund	0.11%
Mid Cap Value Fund	0.10%
Small Cap Value Fund	0.06%
Large Cap Value Fund	0.06%
International Equity Fund	0.10%
European Equity Fund	0.10%
Japanese Equity Fund	0.11%
International Growth Opportunities Fund	0.10%[1]
Emerging Markets Equity Fund	0.35%
Asia Growth Fund	0.16%
Research Select Fund	0.06%
Concentrated Growth Fund	0.04%

1. Effective May 1, 2002, the expense limitation was changed from 0.16% to 0.10% on the International Growth Opportunities Fund.

Such reductions or limits, if any, are calculated monthly on a cumulative basis and may be discontinued or modified by the applicable Investment Adviser in its discretion at any time.

Fees and expenses of legal counsel, registering shares of a Fund, holding meetings and communicating with shareholders may include an allocable portion of the cost of maintaining an internal legal and compliance department. Each Fund may also bear an allocable portion of the applicable Investment Adviser’s costs of performing certain accounting services not being provided by a Fund’s custodian.

Reimbursement

For the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000, the amounts of certain “Other Expenses” of each Fund then in existence that were reduced or otherwise limited were as follows under the expense limitations that were then in effect:

	Fiscal year ended August 31, 2002	Fiscal year ended August 31, 2001	Fiscal year ended August 31, 2000
Balanced Fund	$315,611	$307,260	$341,990

	Fiscal year ended August 31, 2002	Fiscal year ended August 31, 2001	Fiscal year ended August 31, 2000
Growth and Income Fund	108,239	120,785	0
CORE Large Cap Value Fund	214,898	211,725	308,324
CORE U.S. Equity Fund	413,696	514,989	500,448
CORE Large Cap Growth Fund	270,582	297,530	429,700
CORE Small Cap Equity Fund	367,985	379,218	336,461
CORE International Equity Fund	500,904	457,877	431,231
Capital Growth Fund	539,496	777,550	809,733
Strategic Growth Fund	363,397	385,450	140,479
Growth Opportunities Fund	—	0	90,220
Mid Cap Value Fund	—	90,041	115,815
Small Cap Value Fund	114,020	260,159	145,110
Large Cap Value Fund[1]	170,804	428,927	239,059
International Equity Fund	694,829	677,124	793,656
European Equity Fund	477,189	455,370	401,453
Japanese Equity Fund	354,505	319,511	352,950
International Growth Opportunities Fund	460,590	290,024	500,956
Emerging Markets Equity Fund	323,390	366,085	386,666
Asia Growth Fund	519,246	473,873	522,149
Research Select Fund[2]	195,354	249,988	343,483
Concentrated Growth Fund[3]	N/A	N/A	N/A

[1] The Large Cap Value Fund commenced operations on December 15, 1999.

[2] The Research Select Fund commenced operations on June 19, 2000.

[3] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and accordingly the Fund had no expenses.

Custodian and Sub-Custodians

State Street, 225 Franklin Street, Boston, MA 02110, is the custodian of the Trust’s portfolio securities and cash. State Street also maintains the Trust’s accounting records. State Street may appoint domestic and foreign sub-custodians and use depositories from time to time to hold securities and other instruments purchased by the Trust and to hold cash for the Trust.

Independent Accountants

PricewaterhouseCoopers LLP, 160 Federal Street, Boston, MA 02110, has been selected as the independent accountants of the Funds for the fiscal year ending August 31, 2003. In addition to audit services, PricewaterhouseCoopers LLP prepares the Funds' federal and state tax returns, and provides consultation and assistance on accounting, internal control and related matters. The data set forth under "Financial Highlights" in the prospectuses for the fiscal years or periods ended on or before August 31, 1999, were audited by the Funds' former independent accountants.

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Investment Advisers are responsible for decisions to buy and sell securities for the Funds, the selection of brokers and dealers to effect the transactions and the negotiation of brokerage commissions, if any. Purchases and sales of securities on a securities exchange are effected through brokers who charge a commission for their services. Some securities traded over-the-counter may also involve the payment of brokerage commissions. Orders may be directed to any broker including, to the extent and in the manner permitted by applicable law, Goldman Sachs.

In the over-the-counter market, most securities have historically traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of a security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

In placing orders for portfolio securities of a Fund, the Investment Advisers are generally required to give primary consideration to obtaining the most favorable execution and net price available. This means that an Investment Adviser will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. As permitted by Section 28(e) of the Securities Exchange Act of 1934 ("Section 28(e)"), the Fund may pay a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. Such practice is subject to a good faith determination that such commission is reasonable in light of the services provided and to such policies as the Trustees may adopt from time to time. While the Investment Advisers generally seek reasonably competitive spreads or commissions, a Fund will not necessarily be paying the lowest spread or commission available. Within the framework of this policy, the Investment Advisers will consider research and investment services provided by brokers or dealers who effect or are parties to portfolio transactions of a Fund, the Investment Advisers and their affiliates, or their other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include research reports on particular industries and companies; economic surveys and analyses; recommendations as to specific securities; research products including quotation equipment and computer related programs; advice concerning the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or the purchasers or sellers of securities; analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; services relating to effecting securities transactions and functions incidental thereto (such as clearance and settlement); and other lawful and appropriate assistance to the Investment Advisers in the performance of their decision-making responsibilities.

Such services are used by the Investment Advisers in connection with all of their investment activities, and some of such services obtained in connection with the execution of transactions for a Fund may be used in managing other investment accounts. Conversely, brokers furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets may be larger than those of a Fund’s, and the services furnished by such brokers may be used by the Investment Advisers in providing management services for the Trust. On occasion, a broker-dealer might furnish an Investment Adviser with a service which has a mixed use (i.e., the service is used both for investment and brokerage activities and for other activities). Where this occurs, an Investment Adviser will reasonably allocate the cost of the service, so that the portion or specific component which assists in investment and brokerage activities is obtained using portfolio commissions from the Funds or other managed accounts, and the portion or specific component which provides other assistance (for example, administrative or non-research assistance) is paid for by an Investment Adviser from its own funds.

In circumstances where two or more broker-dealers offer comparable prices and execution capability, preference may be given to a broker-dealer which has sold shares of the Fund as well as shares of other investment companies or accounts managed by the Investment Advisers. This policy does not imply a commitment to execute all portfolio transactions through all broker-dealers that sell shares of the Fund.

On occasions when an Investment Adviser deems the purchase or sale of a security to be in the best interest of a Fund as well as its other customers (including any other fund or other investment company or advisory account for which such Investment Adviser acts as investment adviser or sub-investment adviser), the Investment Adviser, to the extent permitted by applicable laws and regulations, may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for such other customers in order to obtain the best net price and most favorable execution under the circumstances. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the applicable Investment Adviser in the manner it considers to be equitable and consistent with its fiduciary obligations to such Fund and such other customers. In some instances, this procedure may adversely affect the price and size of the position obtainable for a Fund.

Commission rates in the U.S. are established pursuant to negotiations with the broker based on the quality and quantity of execution services provided by the broker in the light of generally prevailing rates. The allocation of orders among brokers and the commission rates paid are reviewed periodically by the Trustees.

Subject to the above considerations, the Investment Advisers may use Goldman Sachs as a broker for a Fund. In order for Goldman Sachs to effect any portfolio transactions for each Fund, the commissions, fees or other remuneration received by Goldman Sachs must be reasonable. This standard would allow Goldman Sachs to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm’s-length transaction. Furthermore, the Trustees, including a majority of the Trustees who are not “interested” Trustees, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to Goldman Sachs are consistent with the foregoing standard.

Brokerage transactions with Goldman Sachs are also subject to such fiduciary standards as may be imposed upon Goldman Sachs by applicable law.

For the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000, each Fund in existence paid brokerage commissions as follows. The amount of brokerage commissions paid by a Fund may vary substantially from year to year because of differences in shareholder purchase and redemption activity, portfolio turnover rates and other factors.

	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Goldman Sachs[1]	Total Amount of Transactions on which Commissions Paid [1]	Amount of Transactions Effected through Brokers Providing Research	Total Brokerage Commissions Paid to Research
Fiscal Year Ended August 31, 2002					
Balanced Fund	$ 133,022	$ 20,734(16%)[2]	$ 399,148,444(0.54 %)[3]	$ 4,047,942	$ 7,506
Growth and Income Fund	1,437,592	25,646(2%)[2]	859,682,622(1.95 %)[3]	187,363,425	309,158
CORE Large Cap Value Fund	139,812	2,160(2%)[2]	479,028,359(0 %)[3]	—	—
CORE U.S. Equity Fund	119,605	4,230(4%)[2]	1,391,127,751(0 %)[3]	—	—
CORE Large Cap Growth Fund	301,129	4,120(1%)[2]	1,089,164,474(0 %)[3]	—	—
CORE Small Cap Equity Fund	204,480	2,356(1%)[2]	364,479,817(0 %)[3]	—	—
CORE International Equity Fund	80,003	40,349(50%)[2]	596,277,654(0.37 %)[3]	—	—
Capital Growth Fund	1,367,154	7,974(1%)[2]	742,469,833(0.29 %)[3]	287,098,832	535,142
Strategic Growth Fund	367,831	- (0%)[2]	225,646,303(0 %)[3]	79,531,522	126,518
Growth Opportunities Fund	2,169,493	99,655(5%)[2]	1,068,051,291(3.92 %)[3]	99,942,249	284,253
Mid Cap Value Fund	2,254,221	60,043(3%)[2]	1,423,280,160(2.16 %)[3]	257,338,078	409,377
Small Cap Value Fund	2,430,616	12,476(1%)[2]	968,265,713(0.34 %)[3]	154,142,579	466,809
Large Cap Value Fund	1,157,055	25,232(2%)[2]	658,283,923(1.99 %)[3]	99,611,317	179,599
International Equity Fund	4,878,824	82,421(2%)[2]	12,099,489,219(0.07 %)[3]	345,299,448	644,455

	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Goldman Sachs[1]	Total Amount of Transactions on which Commissions Paid [1]	Amount of Transactions Effected through Brokers Providing Research	Total Brokerage Commissions Paid to Research
European Equity Fund	183,439	14,440(8%)[2]	531,173,029(0 %)[3]	5,647,918	10,424
Japanese Equity Fund	83,790	6,472(8%)[2]	141,336,497(1.40 %)[3]	—	—
International Growth Opportunities Fund	593,738	24,983(4%)[2]	1,176,904,037(0.51 %)[3]	767,681	768
Emerging Markets Equity Fund	640,864	56,400(9%)[2]	491,560,752(2.67 %)[3]	10,966,085	32,234
Asia Growth Fund	348,214	16,400(5%)[2]	197,047,741(2.67 %)[3]	19,482,653	66,188
Research Select Fund	1,224,293	795,973(65%)[2]	1,677,448,251(59.27 %)[3]	—	—
Concentrated Growth Fund [4]	N/A	N/A	N/A	N/A	N/A

[1] The figures in the table report brokerage commissions only from securities transactions. For the year ended August 31, 2002, Goldman Sachs earned approximately $21,000, $26,000, $2,000, $4,000, $4,000, $2,000, $40,000, $8,000, $0, $100,000, $60,000, $12,000, $25,000, $82,000, $14,000, $6,000, $25,000, $56,000, $16,000 and $796,000 in brokerage commissions from portfolio transactions, including futures transactions, executed on behalf of the Balanced, Growth and Income, CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Capital Growth, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity, Asia Growth and Research Select Funds, respectively.

[2] Percentage of total commissions paid to Goldman Sachs.

[3] Percentage of total amount of transactions involving the payment of commissions effected through Goldman Sachs.

[4] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, the Fund paid no brokerage commissions.

	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Goldman Sachs[1]	Total Amount of Transactions on which Commissions Paid
Fiscal Year Ended August 31, 2001:			
Balanced Fund	$ 107,070	$ 2,307	$ 231,650,556
Growth and Income Fund	694,644	10,772	632,527,940
CORE Large Cap Value Fund	164,483	—	455,143,596
CORE U.S. Equity Fund	209,484	—	1,208,768,375
CORE Large Cap Growth Fund	460,836	—	1,296,586,480
CORE Small Cap Equity Fund	140,937	142	240,881,349
CORE International Equity Fund	563,705	—	679,566,062
Capital Growth Fund	1,332,335	113,626	1,352,956,211
Strategic Growth Fund	181,979	8,130	164,347,094
Growth Opportunities Fund	1,001,650	80,941	971,968,039
Mid Cap Value Fund	1,039,104	40,946	665,371,989
Small Cap Value Fund	1,096,536	152,084	5,086,394
Large Cap Value Fund	314,409	24,742	262,330,602
International Equity Fund	2,038,880	—	2,040,922,573

	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Goldman Sachs[1]	Total Amount of Transactions on which Commissions Paid
European Equity Fund	256,380	—	937,664,572
Japanese Equity Fund	209,018	18,418	129,401,027
International Growth Opportunities Fund	650,191	22,865	524,579,567
Emerging Markets Equity Fund	933,500	36,905	1,065,407,022
Asia Growth Fund	1,178,349	120,600	425,793,701
Research Select Fund	1,772,972	1,032,800	3,316,925,472
Concentrated Growth Fund[2]	N/A	N/A	N/A

[1] The figures in the table report brokerage commissions only from securities transactions. For the year ended August 31, 2001, Goldman Sachs earned approximately $19,000, $11,000, $2,000, $4,000, $6,000, $1,000, $37,000, $127,000, $8,000, $81,000, $41,000, $152,000, $25,000, $105,000, $9,000, $26,000, $36,000, $50,000, $121,000 and $1,047,000 in brokerage commissions from portfolio transactions, including futures transactions, executed on behalf of the Balanced, Growth and Income, CORE Large Cap Value, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Capital Growth, Strategic Growth, Growth Opportunities, Mid Cap Value, Small Cap Value, Large Cap Value, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity, Asia Growth and Research Select Funds, respectively.

[2] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, the Fund paid no brokerage commissions.

	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Affiliated Persons	Total Amount of Transactions on which Commissions Paid
Fiscal Year Ended August 31, 2000:			
Balanced Fund	$ 225,078	$ 22,382	$ 278,759,419
Growth and Income Fund	2,548,828	92,167	1,928,628,857
CORE Large Cap Value Fund	220,521	2,313	367,495,734
CORE U.S. Equity Fund	274,610	4,745	1,165,434,658
CORE Large Cap Growth Fund	650,616	10,080	1,437,599,713
CORE Small Cap Equity Fund	346,418	3,005	408,582,900
CORE International Equity Fund	783,519	—	863,663,682
Capital Growth Fund	2,174,111	106,000	2,389,191,388
Strategic Growth Fund	119,428	1,320	120,323,063

	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Affiliated Persons	Total Amount of Transactions on which Commissions Paid
Growth Opportunities Fund	454,911	19,332	375,704,821
Mid Cap Value Fund	990,569	13,482	433,729,720
Small Cap Value Fund	1,115,498	20,301	409,760,873
Large Cap Value Fund[1]	56,300	1,311	166,416,965
International Equity Fund	3,852,651	4,820	2,600,820,566
European Equity Fund	385,163	248	1,587,512,280
Japanese Equity Fund	223,078	8,545	148,673,088
International Growth Opportunities Fund	1,450,541	3,000	1,430,844,194
Emerging Markets Equity Fund	1,397,600	63,000	502,044,995
Asia Growth Fund	1,665,389	85,293	448,624,714
Research Select Fund	288,556	19,698	522,030,491
Concentrated Growth Fund[1]	N/A	N/A	N/A

[1] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, the Fund paid no brokerage commissions.

During the fiscal year ended August 31, 2002, the Funds' regular broker-dealers, as defined in Rule 10b-1 under the Act, were Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, Investment Technology, Lehman Brothers, Merrill Lynch, Morgan Stanley, Salomon Smith Barney, UBS Warburg, Weeden & Co., JP Morgan Chase, Deutsche Bank Securities, Inc., State Street Bank & Trust, Bank of America and Bear Stearns. As of August 31, 2002, the Funds held the following amounts of securities of their regular broker-dealers, as defined in Rule 10b-1 under the Act, or their parents ($ in thousands). Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and, accordingly, the Fund had no regular broker-dealers, as defined in Rule 10b-1 under the Act.

Fund	Broker/Dealer	Amount
Balanced Fund	Citigroup, Inc.	1,349,057
	Merrill Lynch & Co.	251,186
	Morgan Stanley	106,800
	CS First Boston Corp.	1,463,527
	Morgan Stanley	303,915
Growth and Income Fund	JP Morgan Chase & Co.	5,572,169
	Merrill Lynch & Co.	1,914,010
CORE Large Cap Value Fund	Bank of America	7,568,640
	Merrill Lynch & Co.	1,629,900
	Morgan Stanley	264,864
CORE U.S. Equity Fund	None	
CORE Large Cap Growth Fund	None	
CORE Small Cap Equity Fund	Jeffries Group, Inc.	232,723
CORE International Equity Fund	None	
Capital Growth Fund	Merrill Lynch & Co.	7,443,210
	Morgan Stanley	7,595,616
	Citigroup, Inc.	44,559,650
Strategic Growth Fund	None	
Growth Opportunities Fund	None	
Mid Cap Value Fund	Bear Stearns & Co.	6,160,487
Small Cap Value Fund	None	
Large Cap Value Fund	Merrill Lynch & Co.	4,642,535
	Citigroup, Inc.	11,224,801
International Equity Fund	CS First Boston Corp.	11,368
European Equity Fund	Credit Suisse Group	785,843
	HSBC Holdings	744,849
	UBS AG	371,074
Japanese Equity Fund	Daiwa Securities Group	212,709
International Growth Opportunities Fund	None	
Emerging Markets Equity Fund	None	
Asia Growth Fund	Deutsche Bank Securities, Inc.	1,166
Research Select Fund	Citigroup, Inc.	14,209

C.S. First Boston Corp.	538,858
Deutsche Bank Securities, Inc.	4,726,993
JP Morgan Chase & Co.	2,694,288
Merrill Lynch & Co.	269,429
UBS Warburg LLC	3,906,717

NET ASSET VALUE

In accordance with procedures adopted by the Trustees, the net value per share of each class of each Fund is calculated by determining the value of the net assets attributed to each class of that Fund and dividing by the number of outstanding shares of that class. All securities are valued on each Business Day as of the close of regular trading on the New York Stock Exchange (normally, but not always, 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ may officially close. The term "Business Day" means any day the New York Stock Exchange is open for trading, which is Monday through Friday except for holidays. The New York Stock Exchange is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York Time. The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were initially processed at a net asset value other than the Fund's official closing net asset value that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders based on the official closing net asset value. The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC. In addition, each Fund may compute its net asset value as of any time permitted pursuant to any exemption, order or statement of the SEC or its staff.

Portfolio securities of a Fund for which accurate market quotations are available are valued as follows: (i) securities listed on any U.S. or foreign stock exchange or on the National Association of Securities Dealers Automated Quotations System ("NASDAQ") will be valued at the last sale price on the exchange or system in which they are principally traded on the valuation date. If there is no sale on the valuation day, securities traded will be valued at the closing bid price, or if a closing bid price is not available, at either the exchange or system-defined close price on the exchange or system in which such securities are principally traded. If the relevant exchange or system has not closed by the above-mentioned time for determining a Fund's net asset value, the securities will be valued at the last sale price, or if not available at the bid price at the time the net asset value is determined; (ii) over-the-counter securities not quoted on NASDAQ will be valued at the last sale price on the valuation day or, if no sale occurs, at the last bid price at the time net asset value is determined; (iii) equity securities for which no prices are obtained under section (i) or (ii) including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the portfolio manager/trader to be inaccurate, will be valued at their fair value in accordance with procedures approved by the Board of Trustees; (iv) fixed-income securities with a remaining maturity of 60 days or more for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service (e.g., Interactive Data Corp., Merrill Lynch, J.J. Kenny, Muller Data Corp., Bloomberg, EJV, Reuters or Standard & Poor's); (v) fixed-income securities for which accurate market quotations are not readily available are valued by the Investment Advisers based on valuation models that take into account spread and daily yield changes on government securities in the appropriate market (i.e., matrix pricing); (vi) debt securities with a remaining maturity of 60 days or less are valued by the Investment Adviser at amortized cost, which the Trustees have determined to approximate fair value; and (vii) all other instruments, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the portfolio manager/trader to be inaccurate, will be valued in accordance with the valuation procedures approved by the Board of Trustees.

The value of all assets and liabilities expressed in foreign currencies will be converted into U.S. dollar values at current exchange rates of such currencies against U.S. dollars last quoted by any major bank. If such quotations are not available, the rate of exchange will be determined in good faith by or under procedures established by the Board of Trustees.

Generally, trading in securities on European, Asian and Far Eastern securities exchanges and on over-the-counter markets in these regions is substantially completed at various times prior to the close of business on each Business Day in New York (i.e., a day on which the New York Stock Exchange is open for trading). In addition, European, Asian or Far Eastern securities trading generally or in a particular country or countries may not take place on all Business Days in New York. Furthermore, trading takes place in various foreign markets on days which are not Business Days in New York and days on which the Funds' net asset values are not calculated. Such calculation does not take place contemporaneously with the determination of the prices of the majority of the portfolio securities used in such calculation. In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

The proceeds received by each Fund and each other series of the Trust from the issue or sale of its shares, and all net investment income, realized and unrealized gain and proceeds thereof, subject only to the rights of creditors, will be specifically allocated to such Fund or particular series and constitute the underlying assets of that Fund or series. The underlying assets of each Fund will be segregated on the books of account, and will be charged with the liabilities in respect of such Fund and with a share of the general liabilities of the Trust. Expenses of the Trust with respect to the Funds and the other series of the Trust are generally allocated in proportion to the net asset values of the respective Funds or series except where allocations of expenses can otherwise be fairly made.

PERFORMANCE INFORMATION

Each Fund may from time to time quote or otherwise use yield and total return information in advertisements, shareholder reports or sales literature. Average annual total return and yield are computed pursuant to formulas specified by the SEC.

Thirty-day yield is derived by dividing net investment income earned during the period by the product of the average daily number of shares outstanding and entitled to receive dividends during the period and the maximum public offering price per share on the last day of such period. The results are compounded on a bond equivalent (semi-annual) basis and then annualized. Net investment income per share is equal to the dividends and interest earned during the period, reduced by accrued expenses for the period. The calculation of net investment income for these purposes may differ from the net investment income determined for accounting purposes.

Distribution rate for a specified period is calculated by annualizing distributions of net investment income for such period and dividing this amount by the net asset value per share or maximum public offering price on the last day of the period.

Year-by-year total return and cumulative total return for a specified period are each derived by calculating the percentage rate required to make a $1,000 investment (made at the maximum public offering price with all distributions reinvested) at the beginning of such period equal to the actual total value of such investment at the end of such period.

Average annual total return (Before Taxes) for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable to the relevant class at the beginning of the period, and then calculating the annual compounded rate of return which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment. It also assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period.

Average annual total return (After Taxes on Distributions) for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable to the relevant class at the beginning of the period, and then calculating the annual compounded rate of return (after federal income taxes on distributions but not redemptions) which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment but further assumes that the redemption has no federal income tax consequences. This calculation also assumes that all dividends and distributions, less the federal income taxes due on such distributions, are reinvested at net asset value on the reinvestment dates during the period. In calculating the impact of federal income taxes due on distributions, the federal income taxes rates used correspond to the tax character of each component of the distributions (e.g., ordinary income rate for ordinary income distributions, short-term capital gain rate for short-term capital gain distributions and long-term capital gain rate for long-term capital gain distributions). The highest individual marginal federal income tax rate in effect on the reinvestment date is applied to each component of the distributions on the reinvestment date. These tax rates may vary over the measurement period. The effect of applicable tax credits, such as the foreign tax credit, is also taken into account in accordance with federal tax law. The calculation disregards (i) the effect of phase-outs of certain exemptions, deductions and credits at various income levels, (ii) the impact of the federal alternative minimum tax and (iii) the potential tax liabilities other than federal tax liabilities (e.g., state and local taxes).

Average annual total return (After Taxes on Distributions and Redemptions) for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable to the relevant class at the beginning of the period, and then calculating the annual compounded rate of return (after federal income taxes on distributions and redemptions) which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment. This calculation also assumes that all dividends and distributions, less the federal income taxes due on such distributions, are reinvested at net asset value on the reinvestment dates during the period. In calculating the federal income taxes due on distributions, the federal income tax rates used correspond to the tax character of each component of the distributions (e.g., ordinary income rate for ordinary income distributions, short-term capital gain rate for short-term capital gain distributions and long-term capital gain rate for long-term capital gain distributions). The highest individual marginal federal income tax rate in effect on the reinvestment date is applied to each component of the distributions on the reinvestment date. These tax rates may vary over the measurement period. The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. The calculation disregards the (i) effect of phase-outs of certain exemptions, deductions and credits at various income levels, (ii) the impact of the federal alternative minimum tax and (iii) the potential tax liabilities other than federal tax liabilities (e.g., state and local taxes). In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. The highest federal individual capital gains tax rate in effect on the redemption date is used in such calculation. The federal income tax rates used correspond to the tax character of any gains or losses (e.g., short-term or long-term). When the return after taxes on distributions and redemption of shares is higher than returns after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of shares, capital loss is recorded as a tax benefit which increases returns.

Total return calculations for Class A Shares reflect the effect of paying the maximum initial sales charge. Investment at a lower sales charge would result in higher performance figures. Total return calculations for Class B and Class C Shares reflect deduction of the applicable contingent deferred sales charge (“CDSC”) imposed upon redemption of Class B and Class C Shares held for the applicable period. Each Fund may also from time to time advertise total return on a cumulative, average, year-by-year or other basis for various specified periods by means of quotations, charts graphs or schedules. In addition, each Fund may furnish total return calculations based on investments at various sales charge levels or at net asset value. Any performance information which is based on a Fund’s net asset value per Share would be reduced if any applicable sales charge were taken into account. In addition to the above, each Fund may from time to time advertise its performance relative to certain averages, performance rankings, indices, other information prepared by recognized mutual fund statistical services and investments for which reliable performance information is available. The Funds’ performance quotations do not reflect any fees charged by an Authorized Dealer, Service Organization or other financial intermediary to its customer accounts in connection with investments in the Funds.

Each Fund’s performance will fluctuate, unlike bank deposits or other investments which pay a fixed yield for a stated period of time. Past performance is not necessarily indicative of future return. Actual performance will depend on such variables as portfolio quality, the type of portfolio instruments acquired, portfolio expenses and other factors. Performance is one basis investors may use to analyze a Fund as compared to other funds and other investment vehicles. However, the performance of other funds and other investment vehicles may not be comparable because of the foregoing variables, and differences in the methods used in valuing their portfolio instruments, computing net asset value and determining performance.

Occasionally, statistics may be used to specify Fund volatility or risk. Measures of volatility or risk are generally used to compare a Fund’s net asset value or performance relative to a market index. One measure of volatility is beta. Beta is the volatility of a Fund relative to the total market. A beta of more than 1.00 indicates volatility greater than the market, and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average, over a specified period of time. The premise is that greater volatility connotes greater risk undertaken in achieving performance.

From time to time the Trust may publish an indication of a Fund's past performance as measured by independent sources such as (but not limited to) Lipper Analytical Services, Inc., Morningstar Mutual Funds, Weisenberger Investment Companies Service, imoneynet.com Money Fund Report, Micropal, Barron's, Business Week, Consumer's Digest, Consumer's Report, Investors Business Daily, The New York Times, Kiplinger's Personal Finance Magazine, Changing Times, Financial World, Forbes, Fortune, Money, Personal Investor, Sylvia Porter's Personal Finance and The Wall Street Journal. The Trust may also advertise information which has been provided to the NASD for publication in regional and local newspapers. In addition, the Trust may from time to time advertise a Fund's performance relative to various indices and benchmark investments, including: (i) the Lipper Analytical Services, Inc. Mutual Fund Performance Analysis, Fixed-Income Analysis and Mutual Fund Indices (which measure total return and average current yield for the mutual fund industry and rank mutual fund performance); (ii) the CDA Mutual Fund Report published by CDA Investment Technologies, Inc. (which analyzes price, risk and various measures of return for the mutual fund industry); (iii) the Consumer Price Index published by the U.S. Bureau of Labor Statistics (which measures changes in the price of goods and services); (iv) Stocks, Bonds, Bills and Inflation published by Ibbotson Associates (which provides historical performance figures for stocks, government securities and inflation); (v) the Salomon Brothers' World Bond Index (which measures the total return in U.S. dollar terms of government bonds, Eurobonds and foreign bonds of ten countries, with all such bonds having a minimum maturity of five years); (vi) the Lehman Brothers Aggregate Bond Index or its component indices; (vii) the Standard & Poor's Bond Indices (which measure yield and price of corporate, municipal and U.S. Government bonds); (viii) the J.P. Morgan Global Government Bond Index; (ix) other taxable investments including certificates of deposit (CDs), money market deposit accounts (MMDAs), checking accounts, savings accounts, money market mutual funds and repurchase agreements; (x) imoneynet.com Money Fund Report (which provides industry averages for 7-day annualized and compounded yields of taxable, tax-free and U.S. Government money funds); (xi) the Hambrecht & Quist Growth Stock Index; (xii) the NASDAQ OTC Composite Price Return; (xiii) the Russell Midcap Index; (xiv) the Russell 2000 Index — Total Return; (xv) the Russell 1000 Value Index; (xvi) the Russell 1000 Growth Index-Total Return; (xvii) the Value-Line Composite-Price Return; (xviii) the Wilshire 4500 Index; (xix) the FT-Actuaries Europe and Pacific Index; (xx) historical investment data supplied by the research departments of Goldman Sachs, Lehman Brothers, Credit Suisse First Boston Corporation, Morgan Stanley (including the EAFE Indices, the Morgan Stanley World Index, the Morgan Stanley Capital International Combined Asia ex Japan Free Index and the Morgan Stanley Capital International Emerging Markets Free Index), Salomon Smith Barney, Merrill Lynch or other providers of such data; (xxi) CDA/Wiesenberger Investment Companies Services or Wiesenberger Investment Companies Service; (xxii) The Goldman Sachs Commodities Index; (xxiii) information produced by Micropal, Inc.; (xxiv) The Tokyo Price Index; (xxv) the Russell 3000 Index; (xxvi) the S&P 500; (xxvii) the Russell Midcap Value Index; (xxviii) the Russell Midcap Growth Index; (xxix) the Russel 200 Value Index; and (xxx) the Russell 2000 Index. The composition of the investments in such indices and the characteristics of such benchmark investments are not identical to, and in some cases are very different from, those of a Fund's portfolio. These indices and averages are generally unmanaged and the items included in the calculations of such indices and averages may not be identical to the formulas used by a Fund to calculate its performance figures.

Information used in advertisements and materials furnished to present and prospective investors may include statements or illustrations relating to the appropriateness of certain types of securities and/or mutual funds to meet specific financial goals. Such information may address:

- cost associated with aging parents;
- funding a college education (including its actual and estimated cost);
- health care expenses (including actual and projected expenses);
- long-term disabilities (including the availability of, and coverage provided by, disability insurance);
- retirement (including the availability of social security benefits, the tax treatment of such benefits and statistics and other information relating to maintaining a particular standard of living and outliving existing assets);
- asset allocation strategies and the benefits of diversifying among asset classes;
- the benefits of international and emerging market investments;
- the effects of inflation on investing and saving;
- the benefits of establishing and maintaining a regular pattern of investing and the benefits of dollar-cost averaging; and
- measures of portfolio risk, including but not limited to, alpha, beta and standard deviation.

The Trust may from time to time use comparisons, graphs or charts in advertisements to depict the following types of information:

- the benefits of focusing on after-tax returns versus pre-tax returns for taxable investors;
- the performance of various types of securities (common stocks, small company stocks, long-term government bonds, treasury bills and certificates of deposit) over time. However, the characteristics of these securities are not identical to, and may be very different from, those of a Fund's portfolio;
- the dollar and non-dollar based returns of various market indices (for example, Morgan Stanley World Index, Morgan Stanley Capital International EAFE Index, FT-Actuaries Europe & Pacific Index and the S&P 500) over varying periods of time;
- total stock market capitalizations of specific countries and regions on a global basis;
- performance of securities markets of specific countries and regions; and

value of a dollar amount invested in a particular market or type of security over different periods of time.

The Trust may from time to time include rankings of Goldman, Sachs & Co.'s research department by publications such as the Institutional Investor and the Wall Street Journal in advertisements.

The CORE Large Cap Growth Fund commenced operations on May 1, 1997. The performance information shown below for periods before that date is for a predecessor separate account managed by the Investment Adviser which converted into Class A Shares as of the commencement date. The performance record of the separate account quoted by the Fund has been adjusted downward based on the expenses applicable to Class A Shares (the class into which the separate account transferred) to reflect the expenses that were expected to be incurred by the Fund during its initial year of operation. These expenses include any sales charges and asset-based charges (*i.e.*, fees under Distribution and Service Plans) imposed and other operating expenses. Total return quotations are calculated pursuant to the methodology prescribed by the SEC for standardized performance calculations. Prior to May 1, 1997, the separate account was a separate investment advisory account under discretionary management by the Investment Adviser and had substantially similar investment objectives, policies and strategies as the Fund. Unlike the Fund, the separate account was not registered as an investment company under the Act and therefore was not subject to certain investment restrictions and operational requirements that are imposed on investment companies by the Act. If the separate account had been registered as an investment company under the Act, the separate account's performance may have been adversely affected by such restrictions and requirements. On May 1, 1997, the separate account transferred a portion of its assets to the Fund in exchange for Fund shares. The performance record of each other class has been linked to the performance of the separate account (based on Class A expenses) and the Class A performance for any periods prior to commencement of operations of a class of shares.

The Service Shares of the Balanced, Capital Growth, Small Cap Value, Growth and Income, CORE U.S. Equity, CORE Large Cap Growth and International Equity Funds commenced operations on August 15, 1997, August 15, 1997, August 15, 1997, March 6, 1996, June 7, 1996, May 1, 1997 and March 6, 1996, respectively. The Service Shares of these Funds had no operating or performance history prior thereto. However, in accordance with interpretive positions expressed by the staff of the SEC, each of these Funds has adopted the performance records of its respective Class A Shares from that class's inception date (October 12, 1994, April 20, 1990, October 22, 1992, February 5, 1993, May 24, 1991, November 11, 1991 and December 1, 1992 respectively) to the inception dates of Service Shares stated above. Quotations of performance data of these Funds relating to this period include the performance record of the applicable Class A Shares (excluding the impact of any applicable front-end sales charge). The performance records of the applicable Class A Shares reflect the expenses incurred by the particular Fund's Class A Shares. These expenses include asset-based charges (i.e., fees under Distribution and Service Plans) and other operating expenses. Total return quotations are calculated pursuant to SEC-approved methodology. The table set forth below indicates the total return (capital charges plus reinvestment of all distributions) on a hypothetical investment of $1,000 in each of the Funds for the periods indicated. Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and accordingly, no performance information for the Fund is available. Average Annual Total Return for the Capital Growth Fund is presented in three separate tables, including average annual total return before taxes, after taxes on distributions and after taxes on distributions and sale of fund shares.

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
Balanced Fund	A	10/12/94-8/31/02 – Since inception	6.47%	7.24%	5.71%	6.47%
Balanced Fund	A	9/1/97-8/31/02 – Five years	-1.32	-0.20	-1.58	-0.46
Balanced Fund	A	9/1/01-8/31/02 – One year	-13.71	-8.67	-13.90	-8.88
Balanced Fund	B	5/1/96-8/31/02 – Since inception	3.74	3.74	3.48	3.48
Balanced Fund	B	9/1/97-8/31/02 – Five years	-1.35	-0.95	-1.56	-1.16
Balanced Fund	B	9/1/01-8/31/02 – One year	-13.91	-9.38	-14.11	-9.58
Balanced Fund	C	8/15/97-8/31/02 – Since inception	-0.92	-0.92	-1.13	-1.13
Balanced Fund	C	9/1/97-8/31/02 – Five years	-0.93	-0.93	-1.14	-1.14
Balanced Fund	C	9/1/01-8/31/02 – One year	-10.24	-9.34	-10.44	-9.54
Balanced Fund	Institutional	8/15/97-8/31/02 – Since inception	n/a	0.20	n/a	-0.03
Balanced Fund	Institutional	9/1/97-8/31/02 – Five years	n/a	0.20	n/a	-0.02
Balanced Fund	Institutional	9/1/01-8/31/02 – One year	n/a	-8.33	n/a	-8.53
Balanced Fund	Service	10/12/94-8/31/02 — Since inception	n/a	7.12	n/a	6.44
Balanced Fund	Service	9/1/97-8/31/02 – Five years	n/a	-0.36	n/a	-0.57
Balanced Fund	Service	9/1/01-8/31/02 – One year	n/a	-8.79	n/a	-9.00
Growth and Income	A	2/5/93-8/31/02 – Since inception	6.08	6.71	5.74	6.37
Growth and Income	A	9/1/97-8/31/02 – Five years	-6.44	-5.37	-6.47	-5.41
Growth and Income	A	9/1/01-8/31/02 – One year	-12.80	-7.74	-12.82	-7.76
Growth and Income	B	5/1/96-8/31/02 – Since inception	1.41	1.41	1.40	1.40
Growth and Income	B	9/1/97-8/31/02 – Five years	-6.44	-6.06	-6.44	-6.07
Growth and Income	B	9/1/01-8/31/02 – One year	-12.99	-8.42	-12.99	-8.44
Growth and Income	C	8/15/97-8/31/02 – Since inception	-6.03	-6.03	-6.04	-6.04

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements — Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements — Assumes No Sales Charge
Growth and Income	C	9/1/97-8/31/02 – Five years	-6.08	-6.08	-6.09	-6.09
Growth and Income	C	9/1/01-8/31/02 – One year	-9.34	-8.42	-9.39	-8.45
Growth and Income	Institutional	6/3/96-8/31/02 – Since inception	n/a	2.30	n/a	2.29
Growth and Income	Institutional	9/1/97-8/31/02 – Five years	n/a	-4.94	n/a	-4.95
Growth and Income	Institutional	9/1/01-8/31/02 – One year	n/a	-7.36	n/a	-7.38
Growth and Income	Service	2/5/93-8/31/02 – Since inception	n/a	6.66	n/a	6.51
Growth and Income	Service	9/1/97-8/31/02 – Five years	n/a	-5.45	n/a	-5.45
Growth and Income	Service	9/1/01-8/31/02 – One year	n/a	-7.80	n/a	-7.82
CORE Large Cap Value	A	12/31/98-8/31/02 — Since inception	-3.88	-2.39	-4.13	-2.65
CORE Large Cap Value	A	09/01/01-8/31/02 — One year	-19.31	-14.61	-19.38	-14.69
CORE Large Cap Value	B	12/31/98-8/31/02 — Since inception	-3.95	-3.15	-4.20	-3.41
CORE Large Cap Value	B	09/01/01-8/31/02 — One year	-19.51	-15.28	-19.61	-15.35
CORE Large Cap Value	C	12/31/98-8/31/02 — Since inception	-3.13	-3.13	-3.38	-3.38
CORE Large Cap Value	C	09/01/01-8/31/02 — One year	-16.11%	-15.26%	-16.22%	-15.34%
CORE Large Cap Value	Institutional	12/31/98-8/31/02 — Since inception	n/a	-2.03	n/a	-2.29
CORE Large Cap Value	Institutional	09/01/01-8/31/02 — One year	n/a	-14.25	n/a	-14.33
CORE Large Cap Value	Service	12/31/98-8/31/02 — Since inception	n/a	-2.49	n/a	-2.75
CORE Large Cap Value	Service	09/01/01-8/31/02 — One year	n/a	-14.70	n/a	-14.78
CORE U.S. Equity	A	5/24/91-8/31/02 — Since inception	8.39	8.93	8.19	8.73
CORE U.S. Equity	A	9/1/92-8/31/02 — Ten years	9.31	9.93	9.12	9.73
CORE U.S. Equity	A	9/1/97-8/31/02 — Five years	-0.44	0.69	-0.55	0.58
CORE U.S. Equity	A	9/1/01-8/31/02 — One year	-21.51	-16.95	-21.59	-17.04
CORE U.S. Equity	B	5/1/96-8/31/02 — Since inception	5.13	5.13	5.01	5.01
CORE U.S. Equity	B	9/1/97-8/31/02 — Five years	-0.41	-0.01	-0.53	-0.12
CORE U.S. Equity	B	9/1/01-8/31/02 — One year	-21.69	-17.57	-21.77	-17.65

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements Assumes No Sales Charge
CORE U.S. Equity	C	8/15/97-8/31/02 — Since inception	-0.46	-0.46	-0.57	-0.57
CORE U.S. Equity	C	9/1/97-8/31/02 – Five years	-0.01	-0.01	-0.12	-0.12
CORE U.S. Equity	C	9/1/01-8/31/02 — One year	-18.39	-17.56	-18.46	-17.64
CORE U.S. Equity	Institutional	6/15/95-8/31/02 — Since inception	n/a	8.89	n/a	8.74
CORE U.S. Equity	Institutional	9/1/97-8/31/02 — Five years	n/a	1.14	n/a	1.03
CORE U.S. Equity	Institutional	9/1/01-8/31/02 — One year	n/a	-16.65	n/a	-16.74
CORE U.S. Equity	Service	5/24/91-8/31/02 — Since inception	n/a	8.92	n/a	8.78
CORE U.S. Equity	Service	9/1/92-8/31/02 — Ten years	n/a	9.91	n/a	9.80
CORE U.S. Equity	Service	9/1/97-8/31/02 — Five years	n/a	0.64	n/a	0.49
CORE U.S. Equity	Service	9/1/01-8/31/02 — One year	n/a	-17.06	n/a	-17.14
CORE Large Cap Growth	A	5/1/97-8/31/02 — Since inception	8.85	9.44	8.61	9.19
CORE Large Cap Growth	A	9/1/92 – 8/31/02 – Ten years	9.39	9.98	9.12	9.72
CORE Large Cap Growth	A	9/1/97-8/31/02 — Five years	-3.97	-2.87	-4.28	-3.18
CORE Large Cap Growth	A	9/1/01-8/31/02 — One year	-25.38	-21.04	-25.46	-21.12

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
CORE Large Cap Growth	B	5/1/97-8/31/02 — Since inception	-0.82	-0.63	-1.15	-0.96
CORE Large Cap Growth	B	9/1/97-8/31/02 — Five years	-3.98	-3.59	-4.25	-3.85
CORE Large Cap Growth	B	9/1/01-8/31/02 — One year	-25.53	-21.61	-25.58	-21.69
CORE Large Cap Growth	C	8/15/97-8/31/02 — Since inception	-3.86	-3.86	-4.07	-4.07
CORE Large Cap Growth	C	9/1/97-8/31/02 – Five years	-3.59	-3.59	-3.78	-3.78
CORE Large Cap Growth	C	9/1/01-8/31/02 — One year	-22.47	-21.68	-22.57	-21.76
CORE Large Cap Growth	Institutional	11/11/91-8/31/02 — Since inception	n/a	9.63	n/a	9.36
CORE Large Cap Growth	Institutional	9/1/92-8/31/02 – Ten years	n/a	10.19	n/a	9.89
CORE Large Cap Growth	Institutional	9/1/97-8/31/02 — Five years	n/a	-2.52	n/a	-2.92
CORE Large Cap Growth	Institutional	9/1/01-8/31/02 — One year	n/a	-20.74	n/a	-20.82
CORE Large Cap Growth	Service	11/11/91-8/31/02 — Since inception	n/a	9.37%	n/a	9.19%
CORE Large Cap Growth	Service	9/1/92-8/31/02 — Ten years	n/a	9.91	n/a	9.71
CORE Large Cap Growth	Service	9/1/97-8/31/02 — Five years	n/a	-2.98	n/a	-3.19
CORE Large Cap Growth	Service	9/1/01-8/31/02 — One year	n/a	-21.06	n/a	-21.14
CORE Small Cap Equity	A	8/15/97-8/31/02 — Since inception	0.55%	1.68	-0.02%	1.10
CORE Small Cap Equity	A	9/1/97-8/31/02 — Five years	0.01	1.15	-0.54	0.60
CORE Small Cap Equity	A	9/1/01-8/31/02 — One year	-13.28	-8.20	-13.50	-8.43
CORE Small Cap Equity	B	8/15/97-8/31/02 — Since inception	0.73	0.93	0.20	0.40
CORE Small Cap Equity	B	9/1/97-8/31/02 – Five years	0.02	0.42	-0.48	-0.09
CORE Small Cap Equity	B	9/1/01-8/31/02 — One year	-13.43	-8.88	-13.65	-9.10

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements — Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements — Assumes No Sales Charge
CORE Small Cap Equity	C	8/15/97-8/31/02 — Since inception	0.97	0.97	0.44	0.44
CORE Small Cap Equity	C	9/1/97-8/31/02 — Five years	0.46	0.46	-0.05	-0.05
CORE Small Cap Equity	C	9/1/01-8/31/02 — One year	-9.86	-8.95	-10.08	-9.17
CORE Small Cap Equity	Institutional	8/15/97-8/31/02 — Since inception	n/a	2.06	n/a	1.53
CORE Small Cap Equity	Institutional	9/1/97-8/31/02 – Five years	n/a	1.54	n/a	1.03
CORE Small Cap Equity	Institutional	9/1/01-8/31/02 — One Year	n/a	-7.93	n/a	-8.16
CORE Small Cap Equity	Service	8/15/97-8/31/02 — Since inception	n/a	1.59	n/a	1.04
CORE Small Cap Equity	Service	9/1/97-8/31/02 — Five years	n/a	1.09	n/a	0.55
CORE Small Cap Equity	Service	9/1/01-8/31/02 — One year	n/a	-8.27	n/a	-8.50
CORE International Equity	A	8/15/97-8/31/02 — Since inception	-5.33	-4.26	-5.77	-4.71
CORE International Equity	A	9/1/97-8/31/02 — Five years	-4.55	-3.46	-4.97	-3.88
CORE International Equity	A	9/1/01-8/31/02 — One year	-17.14	-12.29	-17.25	-12.41
CORE International Equity	B	8/15/97-8/31/02 — Since inception	-4.90	-4.71	-5.30	-5.12
CORE International Equity	B	9/1/97-8/31/02 — Five years	-4.30	-3.91	-4.69	-4.30
CORE International Equity	B	9/1/01-8/31/02 — One year	-17.03	-12.67	-17.19	-12.78
CORE International Equity	C	8/15/97-8/31/02 — Since inception	-4.69	-4.69	-5.10	-5.10
CORE International Equity	C	9/1/97-8/31/02 — Five years	-3.89	-3.89	-4.28	-4.28
CORE International Equity	C	9/1/01-8/31/02 — One year	-13.52	-12.65	-13.59	-12.77
CORE International Equity	Institutional	8/15/97-8/31/02 — Since inception	n/a	-3.64	n/a	-4.05

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
CORE International Equity	Institutional	9/1/97-8/31/02 — Five years	n/a	-2.82	n/a	-3.21
CORE International Equity	Institutional	9/1/01-8/31/02 — One year	n/a	-11.68	n/a	-11.80
CORE International Equity	Service	8/15/97-8/31/02 — Since inception	n/a	-4.09	n/a	-4.52
CORE International Equity	Service	9/1/97-8/31/02 — Five years	n/a	-3.28	n/a	-3.69
CORE International Equity	Service	9/1/01-8/31/02 — One year	n/a	-12.13	n/a	-12.25
Strategic Growth	A	5/24/99-8/31/02– Since inception	-12.02	-10.49	-12.94	-11.42
Strategic Growth	A	9/1/01-8/31/02 — One year	-28.76%	-24.59%	-28.90%	-24.73%
Strategic Growth	B	5/24/99-8/31/02 – Since inception	-11.95	-11.13	-12.87	-12.05
Strategic Growth	B	9/1/01-8/31/02 — One year	-28.85	-25.11	-28.95	-25.25
Strategic Growth	C	5/24/99-8/31/02 – Since inception	-11.09	-11.09	-12.01	-12.01
Strategic Growth	C	9/1/01-8/31/02 — One year	-25.83	-25.08	-25.99	-25.22
Strategic Growth	Institutional	5/24/99-8/31/02 – Since inception	n/a	-10.10	n/a	-11.03
Strategic Growth	Institutional	9/1/01-8/31/02 — One Year	n/a	-24.17	n/a	-24.30
Strategic Growth	Service	5/24/99-8/31/02 – Since inception	n/a	-10.42	n/a	-11.36

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
Strategic Growth	Service	9/1/01-8/31/02 — One year	n/a	-24.46	n/a	-24.60
Growth Opportunities	A	5/24/99-8/31/02 – Since inception	10.75	12.67	9.52	11.43
Growth Opportunities	A	9/1/01-8/31/02 — One year	-26.46	-22.20	-26.46	-22.20
Growth Opportunities	B	5/24/99-8/31/02 – Since inception	11.31	12.06	9.80	10.83
Growth Opportunities	B	9/1/01-8/31/02 — One year	-26.63	-22.77	-26.62	-22.77
Growth Opportunities	C	5/24/99-8/31/02 – Since inception	11.83	11.83	10.60	10.60
Growth Opportunities	C	9/1/01-8/31/02 — One year	-23.58	-22.81	-23.61	-22.81
Growth Opportunities	Institutional	5/24/99-8/31/02 – Since inception	n/a	13.11	n/a	11.86
Growth Opportunities	Institutional	9/1/01-8/31/02 — One year	n/a	-21.89	n/a	-21.89
Growth Opportunities	Service	5/24/99-8/31/02 – Since inception	n/a	12.52	n/a	11.28
Growth Opportunities	Service	9/1/01-8/31/02 — One year	n/a	-22.27	n/a	-22.27
Mid Cap Value	A	8/15/97-8/31/02 – Since inception	5.53	6.72	5.48	6.67
Mid Cap Value	A	9/1/97-8/31/02 – Five years	5.39	6.59	5.34	6.54
Mid Cap Value	A	9/1/01-8/31/02 — One year	-2.99	2.67	-2.99	2.67
Mid Cap Value	B	8/15/97-8/31/02 – Since inception	5.77	5.98	5.71	5.93
Mid Cap Value	B	9/1/97-8/31/02 – Five years	5.41	5.84	5.36	5.79

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
Mid Cap Value	B	9/1/01-8/31/02 — One year	-3.20	1.90	-3.21	1.90
Mid Cap Value	C	8/15/97-8/31/02 – Since inception	5.97	5.97	5.92	5.92
Mid Cap Value	C	9/1/97-8/31/02 – Five years	5.84	5.84	5.79	5.79
Mid Cap Value	C	9/1/01-8/31/02 — One year	0.86	1.87	0.85	1.87
Mid Cap Value	Institutional	8/1/95-8/31/02 — Since inception	n/a	13.16	n/a	13.09
Mid Cap Value	Institutional	9/1/97-8/31/02 — Five years	n/a	7.01	n/a	6.96
Mid Cap Value	Institutional	9/1/01-8/31/02 — One year	n/a	3.05	n/a	3.05
Mid Cap Value	Service	7/18/97-8/31/02 – Since inception	n/a	7.09	n/a	7.04
Mid Cap Value	Service	9/1/97-8/31/02 – Five years	n/a	6.50	n/a	6.44
Mid Cap Value	Service	9/1/01-8/31/02 — One year	n/a	2.55	n/a	2.55
Small Cap Value	A	10/22/92-8/31/02 – Since inception	10.01	10.64	9.79	10.42
Small Cap Value	A	9/1/97-8/31/02 — Five years	4.02%	5.20%	3.90%	5.08%
Small Cap Value	A	9/1/01-8/31/02 — One year	-7.71	-2.34	-7.73	-2.37
Small Cap Value	B	5/1/96-8/31/02 — Since inception	7.54	7.54	7.50	7.50
Small Cap Value	B	9/1/97-8/31/02 — Five years	3.99	4.39	3.91	4.33
Small Cap Value	B	9/1/01-8/31/02 — One year	-7.95	-3.11	-7.98	-3.13
Small Cap Value	C	8/15/97-8/31/02 – Since inception	4.79	4.79	4.75	4.75
Small Cap Value	C	9/1/97-8/31/02 – Five years	4.37	4.37	4.33	4.33
Small Cap Value	C	9/1/01-8/31/02 — One year	-4.25	-3.29	-4.29	-3.31
Small Cap Value	Institutional	8/15/97-8/31/02 – Since inception	n/a	6.02	n/a	5.96

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
Small Cap Value	Institutional	9/1/97-8/31/02 – Five years	n/a	5.60	n/a	5.54
Small Cap Value	Institutional	9/1/01-8/31/02 — One year	n/a	-1.91	n/a	-1.94
Small Cap Value	Service	10/22/92-8/31/02 – Since inception	n/a	10.58	n/a	10.21
Small Cap Value	Service	9/1/97-8/31/02 — Five years	n/a	5.09	n/a	5.03
Small Cap Value	Service	9/1/01-8/31/02 — One year	n/a	-2.43	n/a	-2.46
Large Cap Value	A	12/15/99-8/31/02 – Since inception	-4.53	-2.53	-5.27	-3.28
Large Cap Value	A	9/1/01-8/31/02 – One year	-14.08	-9.12	-14.15	-9.18
Large Cap Value	B	12/15/99-8/31/02 – Since inception	-4.36	-3.28	-5.10	-4.03
Large Cap Value	B	9/1/01-8/31/02 – One year	-14.31	-9.80	-14.34	-9.87
Large Cap Value	C	12/15/99-8/31/02 – Since inception	-3.31	-3.31	-4.06	-4.06
Large Cap Value	C	9/1/01-8/31/02 – One year	-10.70	-9.80	-10.76	-9.87
Large Cap Value	Institutional	12/15/99-8/31/02 – Since inception	n/a	-2.20	n/a	-2.95
Large Cap Value	Institutional	9/1/01-8/31/02 – One year	n/a	-8.73	n/a	-8.80
Large Cap Value	Service	12/15/99-8/31/02 – Since inception	n/a	-2.52	n/a	-3.28
Large Cap Value	Service	9/1/01-8/31/02 – One year	n/a	-9.03	n/a	-9.10
International Equity	A	12/1/92-8/31/02 – Since inception	3.56	4.16	3.41	4.02
International Equity	A	9/1/97-8/31/02 — Five years	-4.02	-2.93	-4.08	-2.99

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
International Equity	A	9/1/01-8/31/02 — One year	-21.34	-16.76	-21.37	-16.80
International Equity	B	5/1/96-8/31/02 — Since inception	-0.70	-0.70	-0.76	-0.76
International Equity	B	9/1/97-8/31/02 — Five years	-3.81	-3.42	-3.87	-3.48
International Equity	B	9/1/01-8/31/02 — One year	-21.34	-17.20	-21.40	-17.24
International Equity	C	8/15/97-8/31/02 – Since inception	-4.52	-4.52	-4.58	-4.58
International Equity	C	9/1/97-8/31/02 – Five years	-3.43	-3.43	-3.48	-3.48
International Equity	C	9/1/01-8/31/02 — One year	-18.04	-17.21	-18.09	-17.24
International Equity	Institutional	2/7/96-8/31/02 — Since inception	n/a	1.68	n/a	1.61
International Equity	Institutional	9/1/97-8/31/02 — Five years	n/a	-2.32	n/a	-2.38
International Equity	Institutional	9/1/01-8/31/02 — One year	n/a	-16.22	n/a	-16.25
International Equity	Service	12/1/92-8/31/02 – Since inception	n/a	4.25%	n/a	3.81%
International Equity	Service	9/1/97-8/31/02 — Five years	n/a	-2.78	n/a	-2.84
International Equity	Service	9/1/01-8/31/02 — One year	n/a	-16.63	n/a	-16.66
European Equity	A	10/1/98-8/31/02 — Since inception	-2.85%	-1.44	-3.33%	-1.93
European Equity	A	9/1/01-8/31/02 — One year	-19.95	-15.31	-20.42	-15.80
European Equity	B	10/1/98-8/31/02 — Since inception	-2.71	-1.95	-3.18	-2.43
European Equity	B	9/1/01-8/31/02 — One year	-20.09	-15.88	-20.58	-16.37
European Equity	C	10/1/98-8/31/02 — Since inception	-1.92	-1.92	-2.41	-2.41
European Equity	C	9/1/01-8/31/02 — One year	-16.70	-15.86	-17.22	-16.34
European Equity	Institutional	10/1/98-8/31/02 — Since inception	n/a	-0.84	n/a	-1.33
European Equity	Institutional	9/1/01-8/31/02 — One year	n/a	-14.95	n/a	-15.44
European Equity	Service	10/1/98-8/31/02 — Since inception	n/a	-1.27	n/a	-1.79
European Equity	Service	9/1/01-8/31/02 — One year	n/a	-15.29	n/a	-15.78
Japanese Equity Fund	A	5/1/98-8/31/02 — Since inception	-2.73	-1.46	-3.76	-2.50
Japanese Equity Fund	A	9/1/01-8/31/02 — One year	-16.66	-11.84	-17.71	-12.95
Japanese Equity Fund	B	5/1/98-8/31/02 — Since inception	-2.35	-1.90	-3.39	-2.93
Japanese Equity Fund	B	9/1/01-8/31/02 — One year	-16.64	-12.25	-17.72	-13.36
Japanese Equity Fund	C	5/1/98-8/31/02 — Since inception	-1.91	-1.91	-2.94	-2.94
Japanese Equity Fund	C	9/1/01-8/31/02 — One year	-13.15	-12.28	-14.27	-13.38
Japanese Equity Fund	Institutional	5/1/98-8/31/02 — Since inception	n/a	-0.86	n/a	-1.90
Japanese Equity Fund	Institutional	9/1/01-8/31/02 — One year	n/a	-11.38	n/a	-2.49
Japanese Equity Fund	Service	5/1/98-8/31/02 — Since inception	n/a	-1.34	n/a	-2.38

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge
Japanese Equity Fund	Service	9/1/01-8/31/02 — One year	n/a	-11.65	n/a	-12.76
International Growth Opportunities	A	5/1/98-8/31/02 — Since inception	-3.86	-2.61	-4.30	-3.05
International Growth Opportunities	A	9/1/01-8/31/02 — One year	-23.31	-18.86	-23.56	-19.12
International Growth Opportunities	B	5/1/98-8/31/02 — Since inception	-3.46	-3.01	-3.92	-3.46
International Growth Opportunities	B	9/1/01-8/31/02 — One year	-23.19	-19.15	-23.47	-19.41
International Growth Opportunities	C	5/1/98-8/31/02 — Since inception	-3.04	-3.04	-3.49	-3.49
International Growth Opportunities	C	9/1/01-8/31/02 — One year	-20.06	-19.25	-20.30	-19.52
International Growth Opportunities	Institutional	5/1/98-8/31/02 — Since inception	n/a	-1.96%	n/a	-2.40%
International Growth Opportunities	Institutional	9/1/01-8/31/02 — One year	n/a	-18.25	n/a	-18.51
International Growth Opportunities	Service	5/1/98-8/31/02 — Since inception	n/a	-2.47	n/a	-2.93
International Growth Opportunities	Service	9/1/01-8/31/02 — One year	n/a	-18.68	n/a	-18.94
Emerging Markets Equity	A	12/15/97-8/31/02 – Since inception	-6.37%	-5.24	-6.75%	-5.62
Emerging Markets Equity	A	9/1/01-8/31/02 — One year	-6.42	-0.97	-6.66	-1.22
Emerging Markets Equity	B	12/15/97-8/31/02 — Since inception	-6.05	-5.65	-6.29	-5.89
Emerging Markets Equity	B	9/1/01-8/31/02 — One year	-6.21	-1.27	-6.40	-1.51
Emerging Markets Equity	C	12/15/97-8/31/02 – Since inception	-5.64	-5.64	-5.88	-5.88
Emerging Markets Equity	C	9/1/01-8/31/02 — One year	-2.39	-1.41	-2.64	-1.65
Emerging Markets Equity	Institutional	12/15/97-8/31/02 – Since inception	n/a	-4.56	n/a	-4.95
Emerging Markets Equity	Institutional	9/1/01-8/31/02 — One year	n/a	-0.14	n/a	-0.38
Emerging Markets Equity	Service	12/15/97-8/31/02 – Since inception	n/a	-5.43	n/a	-5.69
Emerging Markets Equity	Service	9/1/01-8/31/02 — One year	n/a	-0.70	n/a	-0.95
Asia Growth	A	7/8/94-8/31/02 — Since inception	-6.16	-5.51	-6.64	-5.99
Asia Growth	A	9/1/97-8/31/02 — Five years	-9.24	-8.20	-9.83	-8.80
Asia Growth	A	9/1/01-8/31/02 — One year	1.29	7.18	0.07	5.99
Asia Growth	B	5/1/96-8/31/02 — Since inception	-10.72	-10.72	-11.20	-11.20

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
Asia Growth	B	9/1/97-8/31/02 – Five Years	-8.99	-8.62	-9.58	-9.20
Asia Growth	B	9/1/01-8/31/02 — One year	1.73	6.73	0.21	5.46
Asia Growth	C	8/15/97-8/31/02 – Since inception	-11.70	-11.70	-12.27	-12.27
Asia Growth	C	9/1/97-8/31/02 – Five years	-8.69	-8.69	-9.27	-9.27
Asia Growth	C	9/1/01-8/31/02 — One year	5.62	6.62	4.25	5.35
Asia Growth	Institutional	2/2/96-8/31/02 — Since inception	n/a	-8.75	n/a	-9.24
Asia Growth	Institutional	9/1/97-8/31/02 – Five Years	n/a	-7.55	n/a	-8.15
Asia Growth	Institutional	9/1/01-8/31/02 — One year	n/a	7.80	n/a	6.51
Research Select**	A	6/19/00-8/31/02 — Since inception	-28.91	-27.06	-28.97	-27.12
Research Select**	A	9/1/01-8/31/02 – One Year	-33.29	-29.42	-33.32	-29.45
Research Select**	B	6/19/00-8/31/02 — Since inception	-28.66	-27.66	-28.72	27.72
Research Select**	B	9/1/01-8/31/02 – One Year	-33.59	-30.10	-33.58	-30.13
Research Select**	C	6/19/00-8/31/02 — Since inception	-27.60	-27.60	-27.66	-27.66

(AVERAGE ANNUAL TOTAL RETURN)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
Research Select**	C	9/1/01-8/31/02 – One Year	-30.76%	-30.06%	-30.81%	-30.09%
Research Select**	Institutional	6/19/00-8/31/02 — Since inception	n/a	-26.80	n/a	-26.86
Research Select**	Institutional	9/1/01-8/31/02 – One Year	n/a	-29.25	n/a	-29.29
Research Select**	Service	6/19/01-8/31/02 — Since Inception	n/a	-27.13	n/a	-27.19
Research Select**	Service	9/1/96-8/31/02 – One year	n/a	-29.56	n/a	-29.59

All returns are average annual total returns.

* Total return reflects a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase).

** During the period presented, under normal circumstances, the Research Select Fund purchased only equity securities that were included in the Goldman Sachs Global Investment Research Division's *U.S. Select List*. Certain changes to the Fund's portfolio management team and principal investment strategies became effective on September 23, 2002, and the Fund no longer invests in the *U.S. Select List* which has been discontinued.

CAPITAL GROWTH FUND
AVERAGE ANNUAL TOTAL RETURN BEFORE TAXES

				Assuming No Voluntary Waiver of Fees and No Expense Reimbursements	
Class	Time Period	Assumes Maximum Applicable Sales Charge	Assumes No Sales Charge	Assumes Maximum Applicable Sales Charge	Assumes No Sales Charge
A	4/20/90-8/31/02 - Since inception	10.67%	11.17%	10.45%	10.95%
A	9/1/92-8/31/02 - Ten years	10.29	10.92	10.12	10.74
A	9/1/97-8/31/02 - Five years	1.46	2.61	1.39	2.54
A	9/1/01-8/31/02 - One year	-26.04	-21.74	-26.07	-21.77
B	5/1/96-8/31/02 - Since inception	6.62	6.62	6.60	6.60
B	9/1/97-8/31/02 – Five years	1.43	1.84	1.40	1.81
B	9/1/01-8/31/02 - One year	-26.19	-22.31	-26.23	-22.34
C	8/15/97-8/31/02 - Since inception	1.23	1.23	1.20	1.20
C	9/1/97-8/31/02 - Five years	1.86	1.86	1.84	1.84
C	9/1/01-8/31/02 - One year	-23.11	-22.33	-23.15	-22.36
Institutional	8/15/97-8/31/02 - Since inception	n/a	2.36	n/a	2.33
Institutional	9/1/97-8/31/02 - Five years	n/a	3.00	n/a	2.97
Institutional	9/1/01-8/31/02 - One year	n/a	-21.41	n/a	-21.44
Service	4/20/90-8/31/02 – Since inception	n/a	11.13	n/a	11.24
Service	9/1/92-8/31/02 - Ten years	n/a	10.86	n/a	11.09
Service	9/1/97-8/31/02 - Five years	n/a	2.50	n/a	2.45
Service	9/1/01-8/31/02 - One year	n/a	-21.78	n/a	-21.81

CAPITAL GROWTH FUND
AVERAGE ANNUAL TOTAL RETURN AFTER TAXES ON DISTRIBUTIONS

				Assuming No Voluntary Waiver of Fees and No Expense Reimbursements	
Class	Time Period	Assumes Maximum Applicable Sales Charge	Assumes No Sales Charge	Assumes Maximum Applicable Sales Charge	Assumes No Sales Charge
A	4/20/90-8/31/02 - Since inception		11.17%		10.95%
A	9/1/92-8/31/02 - Ten years		10.92		10.74
A	9/1/97-8/31/02 - Five years		2.61		2.54
A	9/1/01-8/31/02 - One year		-21.74		-21.77
B	5/1/96-8/31/02 - Since inception		6.62		6.60
B	9/1/97-8/31/02 – Five years		1.84		1.81
B	9/1/01-8/31/02 - One year		-22.31		-22.34
C	8/15/97-8/31/02 - Since inception		1.23		1.20
C	9/1/97-8/31/02 - Five years		1.86		1.84
C	9/1/01-8/31/02 - One year		-22.33		-22.36
Institutional	8/15/97-8/31/02 - Since inception	n/a	2.36	n/a	2.33
Institutional	9/1/97-8/31/02 - Five years	n/a	3.00	n/a	2.97
Institutional	9/1/01-8/31/02 - One year	n/a	-21.41	n/a	-21.44
Service	4/20/90-8/31/02 - Since inception	n/a	11.13	n/a	11.24
Service	9/1/92-8/31/02 - Ten years	n/a	10.86	n/a	11.09
Service	9/1/97-8/31/02 - Five years	n/a	2.50	n/a	2.45
Service	9/1/01-8/31/02 - One year	n/a	-21.78	n/a	-21.81

CAPITAL GROWTH FUND
AVERAGE ANNUAL TOTAL RETURN AFTER TAXES ON DISTRIBUTIONS AND SALE OF FUND SHARES

				Assuming No Voluntary Waiver of Fees and No Expense Reimbursements	
Class	**Time Period**	**Assumes Maximum Applicable Sales Charge**	**Assumes No Sales Charge**	**Assumes Maximum Applicable Sales Charge**	**Assumes No Sales Charge**
A	4/20/90-8/31/02 - Since inception	10.67%	11.17%	10.45%	10.95%
A	9/1/92-8/31/02 - Ten years	10.29	10.92	10.12	10.74
A	9/1/97-8/31/02 - Five years	1.46	2.61	1.39	2.54
A	9/1/01-8/31/02 - One year	-26.04	-21.74	-26.07	-21.77
B	5/1/96-8/31/02 - Since inception	6.62	6.62	6.60	6.60
B	9/1/97-8/31/02 – Five years	1.43	1.84	1.40	1.81
B	9/1/01-8/31/02 - One year	-26.19	-22.31	-26.23	-22.34
C	8/15/97-8/31/02 - Since inception	1.23	1.23	1.20	1.20
C	9/1/97-8/31/02 - Five years	1.86	1.86	1.84	1.84
C	9/1/01-8/31/02 - One year	-23.11	-22.33	-23.15	-22.36
Institutional	8/15/97-8/31/02 - Since inception	n/a	2.36	n/a	2.33
Institutional	9/1/97-8/31/02 - Five years	n/a	3.00	n/a	2.97
Institutional	9/1/01-8/31/02 - One year	n/a	-21.41	n/a	-21.44
Service	4/20/90-8/31/02 – Since inception	n/a	11.13	n/a	11.24
Service	9/1/92-8/31/02 - Ten years	n/a	10.86	n/a	11.09
Service	9/1/97-8/31/02 - Five years	n/a	2.50	n/a	2.45
Service	9/1/01-8/31/02 - One year	n/a	-21.78	n/a	-21.81

From time to time, advertisements or information may include a discussion of certain attributes or benefits to be derived by an investment in a Fund. Such advertisements or information may include symbols, headlines or other material which highlight or summarize the information discussed in more detail in the communication.

The Trust may from time to time summarize the substance of discussions contained in shareholder reports in advertisements and publish the Investment Adviser’s views as to markets, the rationale for a Fund’s investments and discussions of a Fund’s current asset allocation.

In addition, from time to time, advertisements or information may include a discussion of asset allocation models developed by GSAM and/or its affiliates, certain attributes or benefits to be derived from asset allocation strategies and the Goldman Sachs mutual funds that may be offered as investment options for the strategic asset allocations. Such advertisements and information may also include GSAM’s current economic outlook and domestic and international market views to suggest periodic tactical modifications to current asset allocation strategies. Such advertisements and information may include other materials which highlight or summarize the services provided in support of an asset allocation program.

A Fund’s performance data will be based on historical results and will not be intended to indicate future performance. A Fund’s total return and yield will vary based on market conditions, portfolio expenses, portfolio investments and other factors. The value of a Fund’s shares will fluctuate and an investor’s shares may be worth more or less than their original cost upon redemption. The Trust may also, at its discretion, from time to time make a list of a Fund's holdings available to investors upon request.

Total return will be calculated separately for each class of shares in existence. Because each class of shares is subject to different expenses, total return with respect to each class of shares of a Fund will differ.

SHARES OF THE TRUST

The Funds, except the CORE Large Cap Value, CORE Large Cap Growth, CORE Small Cap Equity, CORE International Equity, Strategic Growth, Growth Opportunities, Large Cap Value, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity, Research Select and Concentrated Growth Funds, were reorganized on April 30, 1997 from series of a Maryland corporation to part of Goldman Sachs Trust, a Delaware business trust, established by a Declaration of Trust dated January 28, 1997.

The Trustees have authority under the Trust's Declaration of Trust to create and classify shares of beneficial interest in separate series, without further action by shareholders. The Trustees also have authority to classify and reclassify any series of shares into one or more classes of shares. As of the date of this Additional Statement, the Trustees have classified the shares of each of the Funds into five classes: Institutional Shares, Service Shares, Class A Shares, Class B Shares and Class C Shares.

Each Institutional Share, Service Share, Class A Share, Class B Share and Class C Share of a Fund represents a proportionate interest in the assets belonging to the applicable class of the Fund. All expenses of a Fund are borne at the same rate by each class of shares, except that fees under Service and Shareholder Administration Plans are borne exclusively by Service Shares, fees under Distribution and Service Plans are borne exclusively by Class A, Class B or Class C Shares and transfer agency fees and expenses are borne at different rates by different share classes. The Trustees may determine in the future that it is appropriate to allocate other expenses differently among classes of shares and may do so to the extent consistent with the rules of the SEC and positions of the Internal Revenue Service. Each class of shares may have different minimum investment requirements and be entitled to different shareholder services. With limited exceptions, shares of a class may only be exchanged for shares of the same or an equivalent class of another fund. See "Shareholder Guide" in the Prospectus and "Other Information Regarding Maximum Sales Charge, Purchases, Redemptions, Exchanges and Dividends" below. In addition, the fees and expenses set forth below for each class may be subject to voluntary fee waivers or reimbursements, as discussed more fully in the Funds' Prospectuses.

Institutional Shares may be purchased at net asset value without a sales charge for accounts in the name of an investor or institution that is not compensated by a Fund under a Plan for services provided to the institution's customers.

Service Shares may be purchased at net asset value without a sales charge for accounts held in the name of an institution that, directly or indirectly, provides certain shareholder administration services and shareholder liaison services to its customers, including maintenance of account records and processing orders to purchase, redeem and exchange Service Shares. Service Shares bear the cost of service fees and shareholder administration fees at the annual rate of up to 0.25% and 0.25%, respectively, of the average daily net assets of the Fund attributable to Service Shares.

Class A Shares are sold, with an initial sales charge of up to 5.5%, through brokers and dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD") and certain other financial service firms that have sales agreements with Goldman Sachs. Class A Shares bear the cost of distribution and service fees at the aggregate rate of up to 0.25% of the average daily net assets of such Class A Shares (0.50% with respect to the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets and Asia Growth Funds). With respect to Class A Shares, the Distributor at its discretion may use compensation for distribution services paid under the Distribution and Services Plan for personal and account maintenance services and expenses so long as such total compensation under the Plan does not exceed the maximum cap on "service fees" imposed by the NASD.

Class B Shares of the Funds are sold subject to a CDSC of up to 5.0% through brokers and dealers who are members of the NASD and certain other financial services firms that have sales arrangements with Goldman Sachs. Class B Shares bear the cost of distribution (Rule 12b-1) fees at the aggregate rate of up to 0.75% of the average daily net assets attributable to Class B Shares. Class B Shares also bear the cost of service fees at an annual rate of up to 0.25% of the average daily net assets attributable to Class B Shares.

Class C Shares of the Funds are sold subject to a CDSC of up to 1.0% through brokers and dealers who are members of the NASD and certain other financial services firms that have sales arrangements with Goldman Sachs. Class C Shares bear the cost of distribution (Rule 12b-1) fees at the aggregate rate of up to 0.75% of the average daily net assets attributable to Class C Shares. Class C Shares also bear the cost of service fees at an annual rate of up to 0.25% of the average daily net assets attributable to Class C Shares.

It is possible that an institution or its affiliate may offer different classes of shares (*i.e.*, Institutional, Service, Class A Shares, Class B Shares and Class C Shares) to its customers and thus receive different compensation with respect to different classes of shares of each Fund. Dividends paid by each Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time on the same day and will be the same amount, except for differences caused by the differences in expenses discussed above. Similarly, the net asset value per share may differ depending upon the class of shares purchased.

Certain aspects of the shares may be altered after advance notice to shareholders if it is deemed necessary in order to satisfy certain tax regulatory requirements.

When issued, shares are fully paid and non-assessable. The Trustees may, however, cause shareholders, or shareholders of a particular series or class, to pay certain custodian, transfer agency, servicing or similar charges by setting off the same against declared but unpaid dividends or by reducing share ownership (or by both means). In the event of liquidation, shareholders are entitled to share pro rata in the net assets of the applicable class of the relevant Fund available for distribution to such shareholders. All shares are freely transferable and have no preemptive, subscription or conversion rights.

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the Balanced Fund: Class A Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (42%); Chase Manhattan Bank, U/A 9-1-99, Fringe Benefits Management Co., Attn Lisa Glenn, 4 New York Plaza, Fl. 2, New York, NY 10004-2413 (5%); TG North America Corporation, 1095 Crooks Road, Troy, MI 48084-7119 (5%); Class B Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (6%).

As of November 30, 2002 the following entity owned of record or beneficially more than 5% of the outstanding shares of the Growth and Income Fund: Class A Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (50%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the CORE Large Cap Value Fund: Class A Shares, IMS & Co., For the Exclusive Benefit of Various IMS Customers, P.O. Box 3865, Englewood, CO 80155-3865 (9%); Institutional Class Shares, State Street Bank & Trust Co., Goldman Sachs Growth Strategy, Omnibus a/c — CORE Large Cap Value, P.O. Box 1713, Boston, MA 02105-1713 (17%); State Street Bank & Trust Co., fbo Goldman Sachs Growth and Income Strategy, Omnibus a/c — CORE Large Cap Value Fund, P.O. Box 1713, Boston, MA 02105-1713 (16%); State Street Bank & Trust Co., Goldman Sachs Aggressive Growth Omnibus a/c — CORE Large Cap Value Fund, P.O. Box 1713, Boston, MA 02105-1713 (11%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the CORE U.S. Equity Fund: Class A Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (22%); Institutional Class Shares, State Street Bank & Trust, GS Profit Sharing Master Trust, P.O. Box 1992, Boston, MA 02105 (13%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the CORE Large Cap Growth Fund: Class A Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (7%); Charles Schwab & Co., Inc., Special Custody Account for Benefit of Customers, 101 Montgomery Street, San Francisco, CA 94104-4122 (6%); Institutional Class Shares, State Street Bank & Trust, Goldman Sachs Growth Strategy, Omnibus a/c CORE Large Cap Growth Fund, P.O. Box 1713, Boston, MA 02105-1713 (8%); State Street Bank & Trust, fbo Goldman Sachs Growth and Income Strategy, Omnibus a/c CORE Large Cap Growth Fund, P.O. Box 1713, Boston, MA 02105-1713 (7%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the CORE Small Cap Equity Fund: Institutional Class Shares, State Street Bank & Trust Co., Goldman Sachs Growth Strategy, Omnibus a/c CORE Small Cap Equity, P.O. Box 1713, Boston, MA 02105-1713 (7%); State Street Bank & Trust Co., fbo Goldman Sachs Growth & Income Strategy, Omnibus a/c CORE Small Cap Equity, P.O. Box 1713, Boston, MA 02105-1713 (8%); Service Class Shares, Trustmark National Bank, fbo Various Trust Accounts, 248 E. Capital Street, Jackson, MS 39201-2503 (9%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the CORE International Equity Fund: Class A Shares, IMS & Co., for the exclusive benefit of various IMS customers, P.O. Box 3865, Englewood, CO 80155-3865 (10%); Institutional Class Shares, State Street Bank & Trust Co., Goldman Sachs Growth and Income Strategy, Omnibus a/c CORE International Equity Fund, P.O. Box 1713, Boston, MA 02105-1713 (17%); State Street Bank & Trust Co., Goldman Sachs Growth Strategy, Omnibus a/c CORE International Equity, P.O. Box 1713, Boston, MA 02105-1713 (19%); State Street Bank & Trust Co., Goldman Sachs Aggressive Growth, Omnibus a/c CORE International Equity, P.O. Box 1713, Boston, MA 02105-1713 (11%); State Street Bank & Trust Co., Goldman Sachs Balanced Strategy, Omnibus a/c CORE International Equity, P.O. Box 1713, Boston, MA 02105-1713 (5%); Goldman Sachs & Co., fbo a customer, 85 Broad Street, New York, NY 10004-2434 (5%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the Capital Growth Fund: Class A Shares, Edward Jones, 201 Progress Parkway,

Maryland Heights, MO 63043-3009 (13%); Merrill Lynch Pierce Fenner & Smith, for the sole benefit of its customers, Attn: Service Team # 97PR8, Goldman Sachs Funds, 4800 Deer Lake Drive East 3rd Floor, Jacksonville, FL 32246-6484 (5%).

As of November 30, 2002 the following entity owned of record or beneficially more than 5% of the outstanding shares of the Strategic Growth Fund: Class A Shares, Merrill Lynch Pierce Fenner & Smith, for the sole benefit of its customers, Service Team Sec # 97PR7, Goldman Sachs Funds, 4800 Deer Lake Drive East, 3rd Fl., Jacksonville, FL 32246-6484 (17%).

As of November 30, 2002 no entity owned of record or beneficially more than 5% of the outstanding shares of the Growth Opportunities Fund.

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the Mid Cap Value Fund: Class A Shares, Charles Schwab & Co. Inc., Special Custody Account for Benefit of Customers, 101 Montgomery Street, San Francisco, CA 94104-4122 (8%); Institutional Class Shares, State Street Bank & Trust, GS Profit Sharing Master Trust, P.O. Box 1992, Boston, MA 02105 (23%).

As of November 30, 2002 the following entity owned of record or beneficially more than 5% of the outstanding shares of the Small Cap Value Fund: Class A Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (12%).

As of November 30, 2002 the following entity owned of record or beneficially more than 5% of the outstanding shares of the Large Cap Value Fund: Institutional Class Shares, A.G. Edwards Trust Co., fbo trust clients, P.O. Box 66734, St. Louis, MO 63166-6734 (8%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the International Equity Fund: Class A Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (10%); Merrill Lynch Pierce Fenner & Smith, for the sole benefit of its customers, Attn: Service Team # 97PS0, Goldman Sachs Funds, 4800 Deer Lake Drive East 3rd Floor, Jacksonville, FL 32246-6484 (9%).

As of November 30, 2002 the following entity owned of record or beneficially more than 5% of the outstanding shares of the European Equity Fund: Class A Shares, Goldman Sachs & Co., fbo a customer, 85 Broad Street, New York, NY 10004-2434 (7%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the Japanese Equity Fund: Class A Shares, Goldman Sachs & Co., fbo its customers, 85 Broad Street, New York, NY 10004-2434 (14%); Merrill Lynch Pierce Fenner & Smith, for the sole benefit of its customers, Goldman Sachs Funds, 4800 Deer Lake Drive East, 3rd Fl., Jacksonville, FL 32246-6484 (5%); Institutional Class Shares, Goldman Sachs & Co., fbo its customers, 85 Broad Street, New York, NY 10004-2434 (11%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the International Growth Opportunities Fund: Institutional Class Shares, Goldman Sachs & Co., fbo its customers, 85 Broad Street, New York, NY 10004-2434 (21%); State Street Bank & Trust Co., Goldman Sachs Growth Strategy, Omnibus a/c International Small Cap, P.O. Box 1713, Boston, MA 02105-1713 (7%); Dane & Co., State Street Corp., 1200 Crown Colony Drive, 3rd Floor, Quincy, MA 02169-0938 (6%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the Emerging Markets Equity Fund: Class A Shares, IMS & Co., for the exclusive benefit of various IMS customers, P.O. Box 3865, Englewood, CO 80155-3865 (5%); Institutional Class Shares, University of Texas Systems, Permanent University Fund, P.O. Box 2033, Austin, TX 78768-2033 (24%); UTI MCO General Endowment Fund, Emerging Markets, 221 West 6 th Street, Suite 1700, Austin, TX 78701-3416 (12%); State Street Bank & Trust, fbo Goldman Sachs Growth Strategy, P.O. Box 1713, Boston, MA 02105-1713 (9%); State Street Bank & Trust, fbo Goldman Sachs Growth & Income, P.O. Box 1713, Boston, MA 02105-1713 (9%); State Street Bank & Trust, fbo Goldman Sachs Aggressive Growth, 4900 Sears Tower, Chicago, IL 60606-6372 (7%); Verizon, P.O. Box 120029, 695 Main St., Suite 600, Stamford, CT 06901-2143 (7%).

As of November 30, 2002 the following entity owned of record or beneficially more than 5% of the outstanding shares of the Asia Growth Fund: Class A Shares, Edward Jones & Co., 201 Progress Parkway, Maryland Heights, MO 63043-3009 (20%).

As of November 30, 2002 the following entity owned of record or beneficially more than 5% of the outstanding shares of the Research Select Fund: Class B Shares, Prudential Securities Inc., special custody account for exclusive benefit of customers, 1 New York Plaza, New York, NY 10292-00001 (5%).

As of November 30, 2002 the following entities owned of record or beneficially more than 5% of the outstanding shares of the Concentrated Growth Fund: Class A Shares, Goldman, Sachs & Co., fbo its customers, 85 Broad Street, New York, NY 10004 (31%); Institutional Class Shares, Charles Schwab & Co. Inc., special custody account fbo its customers, 9601 E. Panorama Circle, Mailstop DEN2-02-052, Englewood, CO 80112-3441 (12%).

The Act requires that where more than one class or series of shares exists, each class or series must be preferred over all other classes or series in respect of assets specifically allocated to such class or series. In addition, Rule 18f-2 under the Act provides that any matter required to be submitted by the provisions of the Act or applicable state law, or otherwise, to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each class or series affected by such matter. Rule 18f-2 further provides that a class or series shall be deemed to be affected by a matter unless the interests of each class or series in the matter are substantially identical or the matter does not affect any interest of such class or series. However, Rule 18f-2 exempts the selection of independent accountants, the approval of principal distribution contracts and the election of trustees from the separate voting requirements of Rule 18f-2.

The Trust is not required to hold annual meetings of shareholders and does not intend to hold such meetings. In the event that a meeting of shareholders is held, each share of the Trust will be entitled, as determined by the Trustees without the vote or consent of the shareholders, either to one vote for each share or to one vote for each dollar of net asset value represented by such share on all matters presented to shareholders including the election of Trustees (this method of voting being referred to as “dollar based voting”). However, to the extent required by the Act or otherwise determined by the Trustees, series and classes of the Trust will vote separately from each other. Shareholders of the Trust do not have cumulative voting rights in the election of Trustees. Meetings of shareholders of the Trust, or any series or class thereof, may be called by the Trustees, certain officers or upon the written request of holders of 10% or more of the shares entitled to vote at such meetings. The Trustees will call a special meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of Trustees holding office at the time were elected by shareholders. The shareholders of the Trust will have voting rights only with respect to the limited number of matters specified in the Declaration of Trust and such other matters as the Trustees may determine or may be required by law.

The Declaration of Trust provides for indemnification of Trustees, officers, employees and agents of the Trust unless the recipient is adjudicated (i) to be liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office or (ii) not to have acted in good faith in the reasonable belief that such person's actions were in the best interest of the Trust. The Declaration of Trust provides that, if any shareholder or former shareholder of any series is held personally liable solely by reason of being or having been a shareholder and not because of the shareholder's acts or omissions or for some other reason, the shareholder or former shareholder (or the shareholder's heirs, executors, administrators, legal representatives or general successors) shall be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, acting on behalf of any affected series, must, upon request by such shareholder, assume the defense of any claim made against such shareholder for any act or obligation of the series and satisfy any judgment thereon from the assets of the series.

The Declaration of Trust permits the termination of the Trust or of any series or class of the Trust (i) by a majority of the affected shareholders at a meeting of shareholders of the Trust, series or class; or (ii) by a majority of the Trustees without shareholder approval if the Trustees determine, in their sole discretion, that such action is in the best interest of the Trust, such series or their respective shareholders. The Trustees may consider such factors as they, in their sole discretion, deem appropriate in making such determination, including (i) the inability of the Trust or any series to maintain its assets at an appropriate size; (ii) changes in laws or regulations governing the Trust or series or affecting assets of the type in which it invests; or (iii) economic developments or trends having a significant adverse impact on the business or operations of the Trust or series.

The Declaration of Trust authorizes the Trustees, without shareholder approval, to cause the Trust, or any series thereof, to merge or consolidate with any corporation, association, trust or other organization or sell or exchange all or substantially all of the property belonging to the Trust or any series thereof. In addition, the Trustees, without shareholder approval, may adopt a master-feeder structure by investing all or a portion of the assets of a series of the Trust in the securities of another open-end investment company.

The Declaration of Trust permits the Trustees to amend the Declaration of Trust without a shareholder vote. However, shareholders of the Trust have the right to vote on any amendment (i) that would adversely affect the voting rights of shareholders; (ii) that is required by law to be approved by shareholders; (iii) that would amend the provisions of the Declaration of Trust regarding amendments and supplements thereto; or (iv) that the Trustees determine to submit to shareholders.

The Trustees may appoint separate Trustees with respect to one or more series or classes of the Trust's shares (the "Series Trustees"). Series Trustees may, but are not required to, serve as Trustees of the Trust or any other series or class of the Trust. If appointed, the Series Trustees may have, to the exclusion of any other Trustees of the Delaware Trust, all the powers and authorities of Trustees under the Declaration of Trust with respect to such series or class, but may have no power or authority with respect to any other series or class.

Shareholder and Trustee Liability

Under Delaware Law, the shareholders of the Funds are not generally subject to liability for the debts or obligations of the Trust. Similarly, Delaware law provides that a series of the Trust will not be liable for the debts or obligations of any other series of the Trust. However, no similar statutory or other authority limiting business trust shareholder liability exists in other states. As a result, to the extent that a Delaware business trust or a shareholder is subject to the jurisdiction of courts of such other states, the courts may not apply Delaware law and may thereby subject the Delaware business trust shareholders to liability. To guard against this risk, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of a series. Notice of such disclaimer will normally be given in each agreement, obligation or instrument entered into or executed by a series or the Trust. The Declaration of Trust provides for indemnification by the relevant series for all loss suffered by a shareholder as a result of an obligation of the series. The Declaration of Trust also provides that a series shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the series and satisfy any judgment thereon. In view of the above, the risk of personal liability of shareholders of a Delaware business trust is remote.

In addition to the requirements under Delaware law, the Declaration of Trust provides that shareholders of a series may bring a derivative action on behalf of the series only if the following conditions are met: (a) shareholders eligible to bring such derivative action under Delaware law who hold at least 10% of the outstanding shares of the series, or 10% of the outstanding shares of the class to which such action relates, shall join in the request for the Trustees to commence such action; and (b) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Trustees will be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the series for the expense of any such advisers in the event that the Trustees determine not to bring such action.

The Declaration of Trust further provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

TAXATION

The following is a summary of the principal U.S. federal income, and certain state and local, tax considerations regarding the purchase, ownership and disposition of shares in each Fund of the Trust. This summary does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions. Each prospective shareholder is urged to consult his own tax adviser with respect to the specific federal, state, local and foreign tax consequences of investing in each Fund. The summary is based on the laws in effect on the date of this Additional Statement, which are subject to change.

General

Each Fund is a separate taxable entity. Each Fund has elected to be treated and intends to qualify for each taxable year as a regulated investment company under Subchapter M of the Code.

There are certain tax requirements that all Funds must follow in order to avoid federal taxation. In their efforts to adhere to these requirements, the Funds may have to limit their investment activities in some types of instruments. Qualification as a regulated investment company under the Code requires, among other things, that (i) a Fund derive at least 90% of its gross income for its taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stocks or securities or foreign currencies, or other income (including but not limited to gains from options, futures, and forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "90% gross income test"); and (ii) such Fund diversify its holdings so that, at the close of each quarter of its taxable year, (a) at least 50% of the market value of such Fund's total (gross) assets is comprised of cash, cash items, U.S. Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of such Fund's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total (gross) assets is invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies) or two or more issuers controlled by the Fund and engaged in the same, similar or related trades or businesses. For purposes of the 90% gross income test, income that a Fund earns from equity interests in certain entities that are not treated as corporations (e.g., partnerships or trusts) for U.S. tax purposes will generally have the same character for such Fund as in the hands of such an entity; consequently, a Fund may be required to limit its equity investments in such entities that earn fee income, rental income, or other nonqualifying income. In addition, future Treasury regulations could provide that qualifying income under the 90% gross income test will not include gains from foreign currency transactions that are not directly related to a Fund's principal business of investing in stock or securities or options and futures with respect to stock or securities. Using foreign currency positions or entering into foreign currency options, futures and forward or swap contracts for purposes other than hedging currency risk with respect to securities in a Fund's portfolio or anticipated to be acquired may not qualify as "directly-related" under these tests.

If a Fund complies with such provisions, then in any taxable year in which such Fund distributes, in compliance with the Code's timing and other requirements, at least 90% of its "investment company taxable income" (which includes dividends, taxable interest, taxable accrued original issue discount and market discount income, income from securities lending, any net short-term capital gain in excess of net long-term capital loss, certain net realized foreign exchange gains and any other taxable income other than "net capital gain," as defined below, and is reduced by deductible expenses), and at least 90% of the excess of its gross tax-exempt interest income (if any) over certain disallowed deductions, such Fund (but not its shareholders) will be relieved of federal income tax on any income of the Fund, including long-term capital gains, distributed to shareholders. However, if a Fund retains any investment company taxable income or "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), it will be subject to a tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund against their U.S. federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. For U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by the amount of undistributed net capital gain included in the shareholder's gross income and decreased by the federal income tax paid by the Fund on that amount of net capital gain. Each Fund intends to distribute for each taxable year to its shareholders all or substantially all of its investment company taxable income, net capital gain and any net tax-exempt interest. Exchange control or other foreign laws, regulations or practices may restrict repatriation of investment income, capital or the proceeds of securities sales by foreign investors such as the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity or Asia Growth Funds and may therefore make it more difficult for such a Fund to satisfy the distribution requirements described above, as well as the excise tax distribution requirements described below. However, each Fund generally expects to be able to obtain sufficient cash to satisfy such requirements from new investors, the sale of securities or other sources. If for any taxable year a Fund does not qualify as a regulated investment company, it will be taxed on all of its investment company taxable income and net capital gain at corporate rates, and its distributions to shareholders will be taxable as ordinary dividends to the extent of its current and accumulated earnings and profits.

In order to avoid a 4% federal excise tax, each Fund must distribute (or be deemed to have distributed) by December 31 of each calendar year at least 98% of its taxable ordinary income for such year, at least 98% of the excess of its capital gains over its capital losses (generally computed on the basis of the one-year period ending on October 31 of such year), and all taxable ordinary income and the excess of capital gains over capital losses for the previous year that were not distributed for such year and on which the Fund paid no federal income tax. For federal income tax purposes, dividends declared by a Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following year are taxable to such shareholders as if received on December 31 of the year declared. Each Fund anticipates that it will generally make timely distributions of income and capital gains in compliance with these requirements so that they will generally not be required to pay the excise tax. For federal income tax purposes, each Fund is permitted to carry forward a net capital loss in any year to offset its own capital gains, if any, during the eight years following the year of the loss. At August 31, 2002 the following Funds had capital loss carry forwards approximating the amount indicated for federal tax purposes, expiring in the year indicated: Balanced Fund, $6,796,931 (expires 2009-2010); Growth and Income Fund, $81,121,789 (expires 2008-2010); CORE Large Cap Value Fund, $4,228,719 (expires 2009-2010); CORE U.S. Equity Fund, $88,280,104 (expires 2009-2010); CORE Large Cap Growth Fund, $200,208,530 (expires 2010); CORE Small Cap Growth Fund, $2,221,481 (expires 2010); CORE International Equity Fund, $46,771,508 (expires 2009-2010); Capital Growth Fund, $198,040,952 (expires 2010); Strategic Growth Fund, $14,302,713 (expires 2010); Growth Opportunities Fund, $9,532,870 (expires 2010); Large Cap Value Fund, $4,499,031 (expires 2009-2010); International Equity Fund, $196,512,355 (expires 2009-2010); European Equity Fund $17,749,195 (expires 2010); Japanese Equity Fund, $19,739,611 (expires 2010); International Growth Opportunities Fund, $104,955,452 (expires 2009-2010); Emerging Markets Equity Fund, $30,884,118 (expires 2009-2010); Asia Growth Fund, $90,390,634 (expires 2005-2010); and Research Select Fund, $266,628,231 (expires 2009-2010). These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations.

Gains and losses on the sale, lapse, or other termination of options and futures contracts, options thereon and certain forward contracts (except certain foreign currency options, forward contracts and futures contracts) will generally be treated as capital gains and losses. Certain of the futures contracts, forward contracts and options held by a Fund will be required to be “marked-to-market” for federal income tax purposes, that is, treated as having been sold at their fair market value on the last day of the Fund’s taxable year. These provisions may require a Fund to recognize income or gains without a concurrent receipt of cash. Any gain or loss recognized on actual or deemed sales of these futures contracts, forward contracts, or options will (except for certain foreign currency options, forward contracts, and futures contracts) be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. As a result of certain hedging transactions entered into by a Fund, the Fund may be required to defer the recognition of losses on futures contracts, forward contracts, and options or underlying securities or foreign currencies to the extent of any unrecognized gains on related positions held by such Fund and the characterization of gains or losses as long-term or short-term may be changed. The tax provisions described above applicable to options, futures and forward contracts may affect the amount, timing and character of a Fund's distributions to shareholders. Application of certain requirements for qualification as a regulated investment company and/or these tax rules to certain investment practices, such as dollar rolls, or certain derivatives such as interest rate swaps, floors, caps and collars and currency, total return, mortgage or index swaps may be unclear in some respects, and a Fund may therefore be required to limit its participation in such transactions. Certain tax elections may be available to a Fund to mitigate some of the unfavorable consequences described in this paragraph.

Section 988 of the Code contains special tax rules applicable to certain foreign currency transactions and instruments that may affect the amount, timing and character of income, gain or loss recognized by a Fund. Under these rules, foreign exchange gain or loss realized with respect to foreign currencies and certain futures and options thereon, foreign currency-denominated debt instruments, foreign currency forward contracts, and foreign currency-denominated payables and receivables will generally be treated as ordinary income or loss, although in some cases elections may be available that would alter this treatment. If a net foreign exchange loss treated as ordinary loss under Section 988 of the Code were to exceed a Fund's investment company taxable income (computed without regard to such loss) for a taxable year, the resulting loss would not be deductible by the Fund or its shareholders in future years. Net loss, if any, from certain foregoing currency transactions or instruments could exceed net investment income otherwise calculated for accounting purposes with the result being either no dividends being paid or a portion of a Fund's dividends being treated as a return of capital for tax purposes, nontaxable to the extent of a shareholder's tax basis in his shares and, once such basis is exhausted, generally giving rise to capital gains.

A Fund's investment in zero coupon securities, deferred interest securities, certain structured securities or other securities bearing original issue discount or, if a Fund elects to include market discount in income currently, market discount, as well as any "marked-to-market" gain from certain options, futures or forward contracts, as described above, will generally cause it to realize income or gain prior to the receipt of cash payments with respect to these securities or contracts. In order to obtain cash to enable it to distribute this income or gain, maintain its qualification as a regulated investment company and avoid federal income or excise taxes, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold.

Each Fund anticipates that it will be subject to foreign taxes on its income (possibly including, in some cases, capital gains) from foreign securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes in some cases. If, as may occur for the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, more than 50% of a Fund's total assets at the close of any taxable year consists of stock or securities of foreign corporations, the Fund may file an election with the Internal Revenue Service pursuant to which shareholders of the Fund would be required to (i) include in ordinary gross income (in addition to taxable dividends actually received) their pro rata shares of foreign income taxes paid by the Fund that are treated as income taxes under U.S. tax regulations (which excludes, for example, stamp taxes, securities transaction taxes, and similar taxes) even though not actually received by such shareholders, and (ii) treat such respective pro rata portions as foreign income taxes paid by them.

If the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds make this election, their respective shareholders may then deduct such pro rata portions of qualified foreign taxes in computing their taxable incomes, or, alternatively, use them as foreign tax credits, subject to applicable limitations, against their U.S. federal income taxes. Shareholders who do not itemize deductions for federal income tax purposes will not, however, be able to deduct their pro rata portion of foreign taxes paid by a Fund, although such shareholders will be required to include their share of such taxes in gross income if the election is made.

If a shareholder chooses to take credit for the foreign taxes deemed paid by such shareholder as a result of any such election by the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity or Asia Growth Funds, the amount of the credit that may be claimed in any year may not exceed the same proportion of the U.S. tax against which such credit is taken which the shareholder's taxable income from foreign sources (but not in excess of the shareholder's entire taxable income) bears to his entire taxable income. For this purpose, distributions from long-term and short-term capital gains or foreign currency gains by a Fund will generally not be treated as income from foreign sources. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which have different effects depending upon each shareholder's particular tax situation, certain shareholders of the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds may not be able to claim a credit for the full amount of their proportionate share of the foreign taxes paid by such Fund even if the election is made by that Fund.

Shareholders who are not liable for U.S. federal income taxes, including tax-exempt shareholders, will ordinarily not benefit from this election. Each year, if any, that the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity or Asia Growth Funds file the election described above, shareholders will be notified of the amount of (i) each shareholder's pro rata share of qualified foreign taxes paid by a Fund and (ii) the portion of Fund dividends which represents income from each foreign country. The other Funds will not be entitled to elect to pass foreign taxes and associated credits or deductions through to their shareholders because they will not satisfy the 50% requirement described above. If a Fund cannot or does not make this election, it may deduct such taxes in computing the amount it is required to distribute.

If a Fund acquires stock (including, under proposed regulations, an option to acquire stock such as is inherent in a convertible bond) in certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), the Fund could be subject to federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. In some cases, elections may be available that would ameliorate these adverse tax consequences, but such elections would require the Fund to include each year certain amounts as income or gain (subject to the distribution requirements described above) without a concurrent receipt of cash. Each Fund may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

Investments in lower-rated securities may present special tax issues for a Fund to the extent actual or anticipated defaults may be more likely with respect to such securities. Tax rules are not entirely clear about issues such as when a Fund may cease to accrue interest, original issue discount, or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; how payments received on obligations in default should be allocated between principal and income; and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by a Fund, in the event it invests in such securities, in order to seek to eliminate or minimize any adverse tax consequences.

Taxable U.S. Shareholders — Distributions

For U.S. federal income tax purposes, distributions by a Fund, whether reinvested in additional shares or paid in cash, generally will be taxable to shareholders who are subject to tax. Shareholders receiving a distribution in the form of newly issued shares will be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of cash they would have received had they elected to receive cash and will have a cost basis in each share received equal to such amount divided by the number of shares received.

Distributions from investment company taxable income for the year will be taxable as ordinary income. Distributions designated as derived from a Fund's dividend income, if any, that would be eligible for the dividends-received deduction if such Fund were not a regulated investment company may be eligible for the dividends received deduction for corporate shareholders. The dividends-received deduction, if available, is reduced to the extent the shares with respect to which the dividends are received are treated as debt-financed under federal income tax law and is eliminated if the shares are deemed to have been held for less than a minimum period, generally 46 days. The dividends-received deduction may also be reduced as a result of a Fund's securities lending activities. Because eligible dividends are limited to those a Fund receives from U.S. domestic corporations, it is unlikely that a substantial portion of the distributions made by the CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Asia Growth and Emerging Markets Equity Funds will qualify for the dividends-received deduction. The entire dividend, including the deducted amount, is considered in determining the excess, if any, of a corporate shareholder's adjusted current earnings over its alternative minimum taxable income, which may increase its liability for the federal alternative minimum tax, and the dividend may, if it is treated as an "extraordinary dividend" under the Code, reduce such shareholder's tax basis in its shares of a Fund. Capital gain dividends (*i.e.*, dividends from net capital gain) if designated as such in a written notice to shareholders mailed not later than 60 days after a Fund's taxable year closes, will be taxed to shareholders as long-term capital gain regardless of how long shares have been held by shareholders, but are not eligible for the dividends-received deduction for corporations. Such long-term capital gain will be taxed at a maximum rate of 20% (10% for those shareholders in the 15% tax bracket). In addition, any long-term gain distributions related to assets held for more than five years and sold after December 31, 2000 will be taxed at a maximum rate of 8% for those shareholders in the 15% tax bracket. For taxpayers in higher tax brackets, the capital gains tax rate will be reduced from 20% to 18% for long-term gain distributions related to assets acquired after December 31, 2000 and held for more than five years. Distributions, if any, that are in excess of a Fund's current and accumulated earnings and profits will first reduce a shareholder's tax basis in his shares and, after such basis is reduced to zero, will generally constitute capital gains to a shareholder who holds his shares as capital assets.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions, and certain prohibited transactions is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Taxable U.S. Shareholders — Sale of Shares

When a shareholder's shares are sold, redeemed or otherwise disposed of in a transaction that is treated as a sale for tax purposes, the shareholder will generally recognize gain or loss equal to the difference between the shareholder's adjusted tax basis in the shares and the cash, or fair market value of any property, received. (To aid in computing its tax basis, a shareholder should generally retain its account statement for the period that it held shares). If the shareholder holds the shares as a capital asset at the time of sale, the character of the gain or loss should be capital, and treated as long-term if the shareholder's holding period is more than one year, and short-term otherwise. In general, the maximum long-term capital gain rate will be 20% for capital gains on assets held more than one year (10% for those shareholders in the 15% tax bracket). In addition, gains related to the sale of shares held for more than five years and sold after December 31, 2000 will be taxed at a maximum rate of 8% for those shareholders in the 15% tax bracket. For shareholders in higher tax brackets, the capital gains tax rate will be reduced from 20% to 18% for any shares acquired after December 31, 2000 (or marked-to-market at the beginning of 2001) and held for more than five years. Shareholders should consult their own tax advisers with reference to their particular circumstances to determine whether a redemption (including an exchange) or other disposition of Fund shares is properly treated as a sale for tax purposes, as is assumed in this discussion. If a shareholder receives a capital gain dividend with respect to shares and such shares have a tax holding period of six months or less at the time of a sale or redemption of such shares, then any loss the shareholder realizes on the sale or redemption will be treated as a long-term capital loss to the extent of such capital gain dividend. All or a portion of any sales load paid upon the purchase of shares of a Fund will not be taken into account in determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent the redemption proceeds are reinvested, or the exchange is effected, without payment of an additional sales load pursuant to the reinvestment or exchange privilege. The load not taken into account will be added to the tax basis of the newly-acquired shares. Additionally, any loss realized on a sale or redemption of shares of a Fund may be disallowed under "wash sale" rules to the extent the shares disposed of are replaced with other shares of the same Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of such Fund. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

Each Fund may be required to withhold, as "backup withholding," federal income tax at a specified rate 30% for the remainder of 2002 and for 2003) from dividends (including capital gain dividends) and share redemption and exchange proceeds to individuals and other non-exempt shareholders who fail to furnish such Fund with a correct taxpayer identification number ("TIN") certified under penalties of perjury, or if the Internal Revenue Service or a broker notifies the Fund that the payee is subject to backup withholding as a result of failing to properly report interest or dividend income to the Internal Revenue Service or that the TIN furnished by the payee to the Fund is incorrect, or if (when required to do so) the payee fails to certify under penalties of perjury that it is not subject to backup withholding. A Fund may refuse to accept an application that does not contain any required TIN or certification that the TIN provided is correct. If the backup withholding provisions are applicable, any such dividends and proceeds, whether paid in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. If a shareholder does not have a TIN, it should apply for one immediately by contacting its local office of the Social Security Administration or the Internal Revenue Service (IRS). Backup withholding could apply to payments relating to a shareholder's account while it is waiting receipt of a TIN. Special rules apply for certain entities. For example, for an account established under a Uniform Gifts or Transfer to Minors Act, the TIN of the minor should be furnished.

Non-U.S. Shareholders

The discussion above relates solely to U.S. federal income tax law as it applies to "U.S. persons" subject to tax under such law. Shareholders who, as to the United States, are not "U.S. persons," (*i.e.*, are nonresident aliens, foreign corporations, fiduciaries of foreign trusts or estates, foreign partnerships or other non-U.S. investors) generally will be subject to U.S. federal withholding tax at the rate of 30% on distributions treated as ordinary income unless the tax is reduced or eliminated pursuant to a tax treaty or the dividends are effectively connected with a U.S. trade or business of the shareholder. In the latter case the dividends will be subject to tax on a net income basis at the graduated rates applicable to U.S. individuals or domestic corporations. Distributions of net capital gain, including amounts retained by a Fund which are designated as undistributed capital gains, to a non-U.S. shareholder will not be subject to U.S. federal income or withholding tax unless the distributions are effectively connected with the shareholder's trade or business in the United States or, in the case of a shareholder who is a nonresident alien individual, the shareholder is present in the United States for 183 days or more during the taxable year and certain other conditions are met. Non-U.S. shareholders may also be subject to U.S. federal withholding tax on deemed income resulting from any election by CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity or Asia Growth Funds to treat qualified foreign taxes it pays as passed through to shareholders (as described above), but they may not be able to claim a U.S. tax credit or deduction with respect to such taxes.

Any capital gain realized by a non-U.S. shareholder upon a sale or redemption of shares of a Fund will not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the shareholder's trade or business in the U.S., or in the case of a shareholder who is a nonresident alien individual, the shareholder is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met.

Non-U.S. persons who fail to furnish a Fund with the proper IRS Form W-8 (i.e., W-8 BEN, W-8 ECI, W-8 IMY or W-8 EXP) or an acceptable substitute may be subject to backup withholding at a specified rate (30% for the remainder of 2002 and for 2003) on capital gain dividends and the proceeds of redemptions and exchanges. Also, non-U.S. shareholders may be subject to estate tax. Each shareholder who is not a U.S. person should consult his or her tax adviser regarding the U.S. and non-U.S. tax consequences of ownership of shares of and receipt of distributions from the Funds.

State and Local

Each Fund may be subject to state or local taxes in jurisdictions in which such Fund may be deemed to be doing business. In addition, in those states or localities which have income tax laws, the treatment of such Fund and its shareholders under such laws may differ from their treatment under federal income tax laws, and investment in such Fund may have tax consequences for shareholders different from those of a direct investment in such Fund's portfolio securities. Shareholders should consult their own tax advisers concerning these matters.

FINANCIAL STATEMENTS

The audited financial statements and related reports of PricewaterhouseCoopers LLP, independent accountants, contained in each Fund's 2002 Annual Report (other than the Concentrated Growth Fund, which did not conduct investment operations during the fiscal year ended August 31, 2002) are hereby incorporated by reference. The financial statements in each Fund's Annual Report have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial highlights included in each Fund's Annual Report for periods ending on or before August 31, 1999 were audited by the Funds' former independent accountants. No other parts of any Annual Report are incorporated by reference herein. A copy of the Annual Reports may be obtained without charge by writing Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606 or by calling Goldman, Sachs & Co., at the telephone number on the back cover of each Fund's Prospectus.

OTHER INFORMATION

Each Fund will redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90-day period for any one shareholder. Each Fund, however, reserves the right to pay redemptions exceeding $250,000 or 1% of the net asset value of the Fund at the time of redemption by a distribution in kind of securities (instead of cash) from such Fund. The securities distributed in kind would be readily marketable and would be valued for this purpose using the same method employed in calculating the Fund's net asset value per share. See "Net Asset Value." If a shareholder receives redemption proceeds in kind, the shareholder should expect to incur transaction costs upon the disposition of the securities received in the redemption.

The right of a shareholder to redeem shares and the date of payment by each Fund may be suspended for more than seven days for any period during which the New York Stock Exchange is closed, other than the customary weekends or holidays, or when trading on such Exchange is restricted as determined by the SEC; or during any emergency, as determined by the SEC, as a result of which it is not reasonably practicable for such Fund to dispose of securities owned by it or fairly to determine the value of its net assets; or for such other period as the SEC may by order permit for the protection of shareholders of such Fund. (The Trust may also suspend or postpone the recordation of the transfer of shares upon the occurrence of any of the foregoing conditions.)

As stated in the Prospectuses, the Trust may authorize Service Organizations and other institutions that provide recordkeeping, reporting and processing services to their customers to accept on the Trust's behalf purchase, redemption and exchange orders placed by or on behalf of their customers and, if approved by the Trust, to designate other intermediaries to accept such orders. These institutions may receive payments from the Trust or Goldman Sachs for their services. Certain Service Organizations or institutions may enter into sub-transfer agency agreements with the Trust or Goldman Sachs with respect to their services.

The Investment Adviser, Distributor and/or their affiliates may pay, out of their own assets, compensation to Authorized Dealers, Service Organizations and other financial intermediaries (“Intermediaries”) for the sale and distribution of shares of the Funds and/or for the servicing of those shares. These payments (“Additional Payments”) would be in addition to the payments by the Funds described in the Funds’ Prospectuses and this Additional Statement for distribution and shareholder servicing and processing, and would also be in addition to the sales commissions payable to Intermediaries as set forth in the Prospectuses. These Additional Payments may take the form of “due diligence” payments for an Intermediary’s examination of the Funds and payments for providing extra employee training and information relating to the Funds; “listing” fees for the placement of the Funds on an Intermediary’s list of mutual funds available for purchase by its customers; “finders” or “referral” fees for directing investors to the Funds; “marketing support” fees for providing assistance in promoting the sale of the Funds’ shares; and payments for the sale of shares and/or the maintenance of share balances. In addition, the Investment Adviser, Distributor and/or their affiliates may make Additional Payments for subaccounting, administrative and/or shareholder processing services that are in addition to the shareholder administration, servicing and processing fees paid by the Funds. The Additional Payments made by the Investment Adviser, Distributor and their affiliates may be a fixed dollar amount; may be based on the number of customer accounts maintained by an Intermediary; may be based on a percentage of the value of shares sold to, or held by, customers of the Intermediary involved; or may be calculated on another basis. The Additional Payments may be different for different Intermediaries. Furthermore, the Investment Adviser, Distributor and/or their affiliates may, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The Investment Adviser, Distributor and their affiliates may also pay for the travel expenses, meals, lodging and entertainment of Intermediaries and their salespersons and guests in connection with educational, sales and promotional programs subject to applicable NASD regulations.

In the interest of economy and convenience, the Trust does not issue certificates representing the Funds’ shares. Instead, the Transfer Agent maintains a record of each shareholder’s ownership. Each shareholder receives confirmation of purchase and redemption orders from the Transfer Agent. Fund shares and any dividends and distributions paid by the Funds are reflected in account statements from the Transfer Agent.

The Prospectuses and this Additional Statement do not contain all the information included in the Registration Statement filed with the SEC under the 1933 Act with respect to the securities offered by the Prospectuses. Certain portions of the Registration Statement have been omitted from the Prospectuses and this Additional Statement pursuant to the rules and regulations of the SEC. The Registration Statement including the exhibits filed therewith may be examined at the office of the SEC in Washington, D.C.

Statements contained in the Prospectuses or in this Additional Statement as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectuses and this Additional Statement form a part, each such statement being qualified in all respects by such reference.

DISTRIBUTION AND SERVICE PLANS
(Class A Shares, Class B Shares and Class C Shares Only)

Distribution and Service Plans. As described in the Prospectuses, the Trust has adopted, on behalf of Class A, Class B and Class C Shares of each Fund, distribution and service plans (each a "Plan"). See "Shareholder Guide-Distribution and Service Fees" in the Prospectus. The distribution fees payable under the Plans are subject to Rule 12b-1 under the Act, and finance distribution and other services that are provided to investors in the Funds, and enable the Funds to offer investors the choice of investing in either Class A, Class B or Class C Shares when investing in the Funds. In addition, distribution fees payable under the Plans may be used to assist the Funds in reaching and maintaining asset levels that are efficient for the Funds' operations and investments.

The Plans for each Fund were most recently approved by a majority vote of the Trustees of the Trust, including a majority of the non-interested Trustees of the Trust who have no direct or indirect financial interest in the Plans, cast in person at a meeting called for the purpose of approving the Plans on April 24, 2002 with respect to all Funds other than the Concentrated Growth Fund, and on August 1, 2002 with respect to the Concentrated Growth Fund.

The compensation for distribution services payable under a Plan to Goldman Sachs may not exceed 0.25%, 0.75% and 0.75%, per annum of a Fund's average daily net assets attributable to Class A, Class B and Class C Shares respectively, of such Fund. Under the Plans for Class A (CORE International Equity, International Equity, European Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds only), Class B and Class C Shares, Goldman Sachs is also entitled to received a separate fee for personal and account maintenance services equal to an annual basis of 0.25% of each Fund's average daily net assets attributable to Class A, Class B or Class C Shares. With respect to Class A Shares, the Distributor at its discretion may use compensation for distribution services paid under the Plan for personal and account maintenance services and expenses so long as such total compensation under the Plan does not exceed the maximum cap on "service fees" imposed by the NASD.

Each Plan is a compensation plan which provides for the payment of a specified fee without regard to the expenses actually incurred by Goldman Sachs. If such fee exceeds Goldman Sachs' expenses, Goldman Sachs may realize a profit from these arrangements. The distribution fees received by Goldman Sachs under the Plans and CDSC on Class A, Class B and Class C Shares may be sold by Goldman Sachs as distributor to entities which provide financing for payments to Authorized Dealers in respect of sales of Class A, Class B and Class C Shares. To the extent such fees are not paid to such dealers, Goldman Sachs may retain such fees as compensation for its services and expenses of distributing the Funds' Class A, Class B and Class C Shares.

Under each Plan, Goldman Sachs, as distributor of each Fund's Class A, Class B and Class C Shares, will provide to the Trustees of the Trust for their review, and the Trustees of the Trust will review at least quarterly, a written report of the services provided and amounts expended by Goldman Sachs under the Plans and the purposes for which such services were performed and expenditures were made.

The Plans will remain in effect until May 1, 2003 and from year to year thereafter, provided that such continuance is approved annually by a majority vote of the Trustees of the Trust, including a majority of the non-interested Trustees of the Trust who have no direct or indirect financial interest in the Plans. The Plans may not be amended to increase materially the amount of distribution compensation without approval of a majority of the outstanding Class A, Class B or Class C Shares of the affected Fund and affected share class, but may be amended without shareholder approval to increase materially the amount of non-distribution compensation. All material amendments of a Plan must also be approved by the Trustees of the Trust in the manner described above. A Plan may be terminated at any time as to any Fund without payment of any penalty by a vote of a majority of the non-interested Trustees of the Trust or by vote of a majority of the Class A, Class B or Class C Shares, respectively, of the affected Fund and affected share class. If a Plan was terminated by the Trustees of the Trust and no successor plan was adopted, the Fund would cease to make payments to Goldman Sachs under the Plan and Goldman Sachs would be unable to recover the amount of any of its unreimbursed expenditures. So long as a Plan is in effect, the selection and nomination of non-interested Trustees of the Trust will be committed to the discretion of the non-interested Trustees of the Trust. The Trustees of the Trust have determined that in their judgment there is a reasonable likelihood that the Plans will benefit the Funds and their Class A, Class B and Class C Shareholders. Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered. Accordingly, the Fund paid no fees pursuant to, and Goldman Sachs incurred no related expenses in connection with, distribution under the Plans.

The following chart shows the distribution and service fees paid to Goldman Sachs for the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000 by each Fund then in existence pursuant to the Class A Plan:

	Fiscal year ended August 31, 2002	Fiscal year ended August 31, 2001	Fiscal year ended August 31, 2000
Balanced Fund	$ 269,964	$ 304,187	$ 378,767
Growth and Income Fund	821,176	1,123,975	1,705,073
CORE Large Cap Value Fund	209,840	252,999	222,782
CORE U.S. Equity Fund	1,064,674	1,450,295	1,644,698
CORE Large Cap Growth Fund	493,748	897,013	1,073,849
CORE Small Cap Equity Fund	134,618	127,047	134,001
CORE International Equity Fund	444,633	605,720	687,424
Capital Growth Fund	4,532,390	5,843,508	5,843,877
Strategic Growth Fund	310,228	272,584	114,555
Growth Opportunities Fund	1,158,531	782,550	171,456
Mid Cap Value Fund	533,594	132,340	99,049
Small Cap Value Fund	818,069	469,961	405,682
Large Cap Value Fund[1]	496,023	88,353	6,978
International Equity Fund	3,835,806	5,991,909	6,009,343
European Equity Fund	278,764	580,268	569,252
Japanese Equity Fund	84,979	214,882	286,204
International Growth Opportunities Fund	441,218	1,197,973	881,543
Emerging Markets Equity Fund	137,091	224,629	381,208
Asia Growth Fund	160,617	265,912	475,309
Research Select Fund[1]	545,134	798,800	67,271

[1] The Class A Share class of the Large Cap Value and Research Select Funds commenced operations on December 15, 1999 and June 19, 2000, respectively.

The following chart shows the distribution and service fees paid to Goldman Sachs for the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000 by each Fund then in existence pursuant to the Class B Plan:

	Fiscal year ended August 31, 2002	Fiscal year ended August 31, 2001	Fiscal year ended August 31, 2000
Balanced Fund	$ 270,391	$ 304,056	$ 369,057
Growth and Income Fund	904,906	1,212,045	1,977,417
CORE Large Cap Value Fund	217,615	205,783	177,310
CORE U.S. Equity Fund	1,639,313	2,213,541	2,484,645
CORE Large Cap Growth Fund	1,411,285	2,335,528	2,642,305
CORE Small Cap Equity Fund	184,885	164,228	158,867
CORE International Equity Fund	73,281	100,872	113,403
Capital Growth Fund	3,095,070	3,893,229	4,009,512
Strategic Growth Fund	130,115	163,190	117,536
Growth Opportunities Fund	797,978	579,323	164,373
Mid Cap Value Fund	647,422	313,397	234,374
Small Cap Value Fund	614,781	354,818	285,873
Large Cap Value Fund[1]	114,241	48,744	4,532
International Equity Fund	406,167	635,373	795,433
European Equity Fund	23,506	36,028	29,685
Japanese Equity Fund	19,804	35,716	61,667
International Growth Opportunities Fund	14,922	21,369	17,389
Emerging Markets Equity Fund	14,663	17,159	18,920
Asia Growth Fund	34,930	47,638	81,059
Research Select Fund[1]	2,351,692	3,087,136	237,495

[1] The Class B Share class of the Large Cap Value and Research Select Funds commenced operations on December 15, 1999 and June 19, 2000, respectively.

The following chart shows the distribution and service fees paid to Goldman Sachs for the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000 by each Fund then in existence pursuant to the Class C Plan:

	Fiscal year ended August 31, 2002	**Fiscal year ended August 31, 2001**	**Fiscal year Ended August 31, 2000**
Balanced Fund	$ 64,367	$ 77,105	$ 96,430
Growth and Income Fund	99,803	124,514	213,661
CORE Large Cap Value Fund	137,463	135,589	90,527
CORE U.S. Equity Fund	434,756	527,248	528,896
CORE Large Cap Growth Fund	630,630	1,079,564	1,154,416
CORE Small Cap Equity Fund	106,635	85,276	69,635
CORE International Equity Fund	44,562	59,158	62,639
Capital Growth Fund	1,230,690	1,350,820	1,156,975
Strategic Growth Fund	65,376	67,665	57,666
Growth Opportunities Fund	529,783	379,330	103,041
Mid Cap Value Fund	258,454	97,229	63,738
Small Cap Value Fund	300,258	115,088	70,710
Large Cap Value Fund[1]	43,587	18,151	2,643
International Equity Fund	157,717	202,282	176,506
European Equity Fund	9,822	14,431	9,104
Japanese Equity Fund	24,838	28,613	48,884
International Growth Opportunities Fund	16,297	24,602	23,655
Emerging Markets Equity Fund	6,943	7,811	14,388
Asia Growth Fund	11,145	14,607	28,023
Research Select Fund[1]	1,269,306	1,667,034	106,700

[1] The Class C Share class of the Large Cap Value and Research Select Funds commenced operations on December 15, 1999 and June 19, 2000, respectively.

During the fiscal year ended August 31, 2002, Goldman Sachs incurred the following expenses in connection with distribution under the Class A Plan of each applicable Fund with Class A Shares then in existence:

	Compensation to Dealers[1]	Compensation and Expenses of the Distributor and Its Sale Personnel	Allocable Overhead, Telephone and Travel Expenses	Printing and Mailing of Prospectuses to Other Than Current Shareholders	Preparation and Distribution of Sales Literature and Advertising	Totals
Fiscal Year Ended August 31, 2002:						
Balanced Fund	$ 280,583	$ 188,675	$ 223,363	$ 10,570	$ 59,872	$ 763,063
Growth and Income Fund	653,847	164,634	179,812	8,408	45,678	1,052,379
CORE Large Cap Value Fund	265,783	127,582	152,537	6,200	40,893	592,995
CORE U.S. Equity Fund	918,465	222,994	192,700	8,496	50,750	1,393,405
CORE Large Cap Growth Fund	474,505	103,236	127,265	5,708	34,747	745,461
CORE Small Cap Equity Fund	136,987	145,370	160,960	8,813	40,722	492,852
CORE International Equity Fund	248,891	288,163	321,499	13,251	81,162	952,966
Capital Growth Fund	3,890,350	1,699,120	1,010,612	48,948	269,185	6,918,215
Strategic Growth Fund	420,268	428,132	349,980	12,067	91,370	1,301,817
Growth Opportunities Fund	1,700,453	1,304,181	776,740	40,165	199,375	4,020,914
Large Cap Value Fund	861,495	831,929	564,902	23,256	137,196	2,418,778
Mid Cap Value Fund	730,754	824,550	713,882	33,376	179,262	2,481,824
Small Cap Value Fund	812,724	895,544	807,685	43,912	193,268	2,753,133
International Equity Fund	2,106,333	2,363,822	1,369,360	55,463	365,532	6,280,510
European Equity Fund	170,404	406,832	196,954	9,468	49,008	832,666
Japanese Equity Fund	56,655	172,913	155,949	7,380	38,736	431,633
International Growth Opportunities Fund	362,892	642,383	372,358	13,275	99,977	1,490,885
Emerging Markets Equity Fund	65,581	195,522	166,756	7,266	43,790	478,915
Asia Growth Fund	324,329	229,556	217,234	9,452	50,761	831,332
Research Select Fund	637,616	81,432	76,128	3,408	20,553	819,137

[1] Advance commissions paid to dealers of 1% on Class A Shares are considered deferred assets which are amortized over a period of 18 months; amounts presented above reflect amortization expense recorded during the period presented.

During the fiscal year ended August 31, 2002, Goldman Sachs incurred the following expenses in connection with distribution under the Class B Plan of each applicable Fund with Class B Shares then in existence:

	Compensation to Dealers[1]	Compensation and Expenses of the Distributor and Its Sale Personnel	Allocable Overhead, Telephone and Travel Expenses	Printing and Mailing of Prospectuses to Other Than Current Shareholders	Preparation and Distribution of Sales Literature and Advertising	Totals
Fiscal Year Ended August 31, 2002:						
Balanced Fund	$ 394,065	$ 42,404	$ 55,688	$ 2,624	$14,964	$ 509,745
Growth and Income Fund	2,524,877	36,802	49,492	2,319	12,565	2,626,055
CORE Large Cap Value Fund	313,822	28,192	40,030	1,652	10,738	394,434
CORE U.S. Equity Fund	2,222,802	53,498	74,185	3,273	19,554	2,373,312
CORE Large Cap Growth Fund	2,573,916	65,345	91,459	4,107	24,872	2,759,699
CORE Small Cap Equity Fund	221,460	39,257	55,972	3,139	14,043	333,871
CORE International Equity Fund	125,160	18,723	26,531	1,108	6,655	178,177
Capital Growth Fund	3,908,007	123,787	172,543	8,376	45,909	4,258,622
Strategic Growth Fund	187,985	24,760	38,601	1,241	10,196	262,783
Growth Opportunities Fund	927,861	87,769	133,579	6,908	34,232	1,190,349
Large Cap Value Fund	90,738	23,146	33,644	1,344	8,280	157,152
Mid Cap Value Fund	717,068	170,099	217,993	9,987	55,924	1,171,071
Small Cap Value Fund	722,036	107,529	148,743	7,924	35,706	1,021,938
International Equity Fund	674,807	54,157	74,392	3,088	19,309	825,753
European Equity Fund	47,968	6,232	8,719	425	2,136	65,480
Japanese Equity Fund	41,589	13,126	18,434	851	4,584	78,584
International Growth Opportunities Fund	28,207	4,960	6,577	257	1,715	41,716
Emerging Markets Equity Fund	26,069	6,787	9,108	413	2,355	44,732
Asia Growth Fund	74,962	17,877	23,603	1,029	5,571	123,042
Research Select Fund	8,405,207	57,985	82,170	3,723	22,001	8,571,086

[1] Advance commissions paid to dealers of 4% on Class B Shares are considered deferred assets which are amortized over a period of 6 years; amounts presented above reflect amortization expense recorded during the period presented.

During the fiscal year ended August 31, 2002, Goldman Sachs incurred the following expenses in connection with distribution under the Class C Plan of each applicable Fund with Class C Shares then in existence:

	Compensation to Dealers[1]	Compensation and Expenses of the Distributor and Its Sale Personnel	Allocable Overhead, Telephone and Travel Expenses	Printing and Mailing of Prospectuses to Other Than Current Shareholders	Preparation and Distribution of Sales Literature and Advertising	Totals
Fiscal Year Ended August 31, 2002:						
Balanced Fund	$ 50,537	$ 9,972	$13,172	$ 621	$ 3,546	$ 77,848
Growth and Income Fund	92,276	4,616	5,501	259	1,390	104,042
CORE Large Cap Value Fund	131,232	18,215	25,017	1,021	6,739	182,224
CORE U.S. Equity Fund	401,552	15,078	19,715	874	5,173	442,392
CORE Large Cap Growth Fund	636,645	30,305	40,756	1,852	11,101	720,659
CORE Small Cap Equity Fund	102,167	23,050	31,904	1,756	7,998	166,875
CORE International Equity Fund	56,439	11,419	16,102	676	4,041	88,677
Capital Growth Fund	1,181,489	50,347	68,410	3,314	18,118	1,321,678
Strategic Growth Fund	78,436	12,230	18,979	632	4,982	115,259
Growth Opportunities Fund	551,873	58,168	88,057	4,581	22,522	725,201
Large Cap Value Fund	48,380	8,902	12,946	511	3,201	73,940
Mid Cap Value Fund	241,449	68,381	86,401	3,945	22,190	422,366
Small Cap Value Fund	287,896	52,877	71,519	3,763	17,037	433,092
International Equity Fund	167,873	21,408	29,150	1,213	7,519	227,163
European Equity Fund	16,242	2,633	3,671	181	876	23,603
Japanese Equity Fund	27,531	16,749	23,297	1,102	5,677	74,356
International Growth Opportunities Fund	25,591	5,519	7,189	279	1,877	40,455
Emerging Markets Equity Fund	7,572	3,268	4,337	199	1,120	16,496
Asia Growth Fund	38,260	5,714	7,563	338	1,757	53,632
Research Select Fund	1,493,210	31,264	44,373	2,004	11,920	1,582,771

[1] Advance commissions paid to dealers of 1% on Class C Shares are considered deferred assets which are amortized over a period of 1 year; amounts presented above reflect amortization expense recorded during the period presented.

OTHER INFORMATION REGARDING MAXIMUM SALES CHARGE, PURCHASES, REDEMPTIONS, EXCHANGES AND DIVIDENDS (Class A Shares, Class B Shares and Class C Shares Only)

The following information supplements the information in the Prospectus under the captions "Shareholder Guide" and "Dividends." Please see the Prospectus for more complete information.

Maximum Sales Charges

Class A Shares of each Fund are sold at a maximum sales charge of 5.5%. Using the initial offering price per share as of August 31, 2002, the maximum offering price of each Fund's Class A Shares would be as follows:

	Net Asset Value	Maximum Sales Charge	Offering Price to Public
Balanced Fund	$ 16.28	5.5%	$17.23
Growth and Income Fund	18.01	5.5%	19.06
CORE U.S. Equity Fund	8.74	5.5%	9.25
CORE Large Cap Value Fund	20.18	5.5%	21.35
CORE Large Cap Growth Fund	9.06	5.5%	9.59
CORE Small Cap Equity Fund	9.36	5.5%	9.90
CORE International Equity Fund	7.35	5.5%	7.78
Capital Growth Fund	15.44	5.5%	16.34
Strategic Growth Fund	6.95	5.5%	7.35
Growth Opportunities Fund	14.09	5.5%	14.91
Mid Cap Value Fund	24.17	5.5%	25.58
Small Cap Value Fund	27.79	5.5%	29.41
Large Cap Value Fund	9.24	5.5%	9.78
International Equity Fund	12.97	5.5%	13.72
European Equity Fund	7.64	5.5%	8.08
Japanese Equity Fund	7.70	5.5%	8.15
International Growth Opportunities Fund	7.96	5.5%	8.42
Emerging Market Equity Fund	7.14	5.5%	7.56
Asia Growth Fund	8.65	5.5%	9.15
Research Select Fund	4.99	5.5%	5.28
Concentrated Growth Fund[1]	$10.00[1]	5.5%	10.58

[1] Prior to September 3, 2002, no shares of the Concentrated Growth Fund had been offered and accordingly, the offering price to the public is calculated using the Fund's initial offering price.

You may purchase Class A Shares of the Funds without an initial sales charge or a CDSC using the proceeds from shares redeemed from a registered open-end management investment company that is neither (i) a money market fund nor (ii) distributed or managed by Goldman Sachs or its affiliates ("Eligible Funds"). To qualify for this waiver all of the following conditions must be met:

(1) The redemption of the Eligible Fund shares must be within 60 days of the purchase of the Class A Shares of the Funds;

(2) Your broker must have entered into an agreement with Goldman Sachs concerning this sales charge waiver;

(3) Purchases of Class A Shares must be made through your broker and the waiver must be requested when the purchase order is placed;

(4) The proceeds used to purchase Class A Shares may not be from the redemption of money market fund shares;

(5) If you use your redemption proceeds to purchase shares of a money market fund of the Trust, a subsequent exchange of those money market fund shares will be subject to a sales charge; and

(6) The Distributor may require evidence of your qualification for this waiver.

Other Purchase Information

If shares of a Fund are held in a "street name" account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to the beneficial owner's account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of the beneficial owner's transactions, a beneficial owner should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about the account. The transfer of shares in a "street name" account to an account with another dealer or to an account directly with the Fund involves special procedures and will require the beneficial owner to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Right of Accumulation (Class A)

A Class A shareholder qualifies for cumulative quantity discounts if the current purchase price of the new investment plus the shareholder's current holdings of existing Class A Shares (acquired by purchase or exchange) of a Fund and Class A Shares of any other Goldman Sachs Fund total the requisite amount for receiving a discount. For example, if a shareholder owns shares with a current market value of $65,000 and purchases additional Class A Shares of any Goldman Sachs Fund with a purchase price of $45,000, the sales charge for the $45,000 purchase would be 3.75% (the rate applicable to a single purchase of $100,000 or more). Class A Shares purchased without the imposition of a sales charge may not be aggregated with Class A Shares purchased subject to a sales charge. Class A Shares of the Funds and any other Goldman Sachs Fund purchased (i) by an individual, his spouse and his children, and (ii) by a trustee, guardian or other fiduciary of a single trust estate or a single fiduciary account, will be combined for the purpose of determining whether a purchase will qualify for such right of accumulation and, if qualifying, the applicable sales charge level. For purposes of applying the right of accumulation, shares of the Funds and any other Goldman Sachs Fund purchased by an existing client of Goldman Sachs Wealth Management will be combined with Class A Shares and other assets held by all other Goldman Sachs Wealth Management accounts. In addition, Class A Shares of the Funds and Class A Shares of any other Goldman Sachs Fund purchased by partners, directors, officers or employees of the same business organization, groups of individuals represented by and investing on the recommendation of the same accounting firm, certain affinity groups or other similar organizations (collectively, "eligible persons") may be combined for the purpose of determining whether a purchase will qualify for the right of accumulation and, if qualifying, the applicable sales charge level. This right of accumulation is subject to the following conditions: (i) the business organization's, group's or firm's agreement to cooperate in the offering of the Fund's shares to eligible persons; and (ii) notification to the relevant Fund at the time of purchase that the investor is eligible for this right of accumulation. In addition, in connection with SIMPLE IRA accounts, cumulative quantity discounts are available on a per plan basis if (i) your employee has been assigned a cumulative discount number by Goldman Sachs; and (ii) your account, alone or in combination with the accounts of other plan participants also invested in Class A Shares of Goldman Sachs Funds, totals the requisite aggregate amount as described in the Prospectus.

Statement of Intention (Class A)

If a shareholder anticipates purchasing at least $50,000 of Class A Shares of a Fund alone or in combination with Class A Shares of any other Goldman Sachs Fund within a 13-month period, the shareholder may purchase shares of the Fund at a reduced sales charge by submitting a Statement of Intention (the "Statement"). Shares purchased pursuant to a Statement will be eligible for the same sales charge discount that would have been available if all of the purchases had been made at the same time. The shareholder or his Authorized Dealer must inform Goldman Sachs that the Statement is in effect each time shares are purchased. There is no obligation to purchase the full amount of shares indicated in the Statement. A shareholder may include the value of all Class A Shares on which a sales charge has previously been paid as an "accumulation credit" toward the completion of the Statement, but a price readjustment will be made only on Class A Shares purchased within ninety (90) days before submitting the Statement. The Statement authorizes the Transfer Agent to hold in escrow a sufficient number of shares which can be redeemed to make up any difference in the sales charge on the amount actually invested. For purposes of satisfying the amount specified on the Statement, the gross amount of each investment, exclusive of any appreciation on shares previously purchased, will be taken into account.

The provisions applicable to the Statement, and the terms of the related escrow agreement, are set forth in Appendix C to this Additional Statement.

Cross-Reinvestment of Dividends and Distributions

Shareholders may receive dividends and distributions in additional shares of the same class of a Fund or they may elect to receive them in cash or shares of the same class of other Goldman Sachs Funds or ILA Service Shares of the Prime Obligations Fund or the Tax-Exempt Diversified Fund, if they hold Class A Shares of a Fund, or ILA, Class B or Class C Shares of the Prime Obligations Fund, if they hold Class B or Class C Shares of a Fund (the "ILA Funds").

A Fund shareholder should obtain and read the prospectus relating to any other Goldman Sachs Fund or ILA Fund and its shares and consider its investment objective, policies and applicable fees before electing cross-reinvestment into that Fund. The election to cross-reinvest dividends and capital gain distributions will not affect the tax treatment of such dividends and distributions, which will be treated as received by the shareholder and then used to purchase shares of the acquired fund. Such reinvestment of dividends and distributions in shares of other Goldman Sachs Funds or ILA Funds is available only in states where such reinvestment may legally be made.

Automatic Exchange Program

A Fund shareholder may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of another Goldman Sachs Funds into an identical account of another Goldman Sachs Fund or an account registered in a different name or with a different address, social security or other taxpayer identification number, provided that the account in the acquired fund has been established, appropriate signatures have been obtained and the minimum initial investment requirement has been satisfied. A Fund shareholder should obtain and read the prospectus relating to any other Goldman Sachs Fund and its shares and consider its investment objective, policies and applicable fees and expenses before electing an automatic exchange into that Goldman Sachs Fund.

Class C Exchanges

As stated in the Prospectuses, Goldman Sachs normally begins paying the annual 0.75% distribution fee on Class C Shares to Authorized Dealers after the shares have been held for one year. When an Authorized Dealer enters into an appropriate agreement with Goldman Sachs and stops receiving this payment on Class C Shares that have been beneficially owned by the Authorized Dealer's customers for at least ten years, those Class C Shares may be exchanged for Class A Shares (which bear a lower distribution fee) of the same Fund at their relative net asset value without a sales charge in recognition of the reduced payment to the Authorized Dealer.

Systematic Withdrawal Plan

A systematic withdrawal plan (the "Systematic Withdrawal Plan") is available to shareholders of a Fund whose shares are worth at least $5,000. The Systematic Withdrawal Plan provides for monthly payments to the participating shareholder of any amount not less than $50.

Dividends and capital gain distributions on shares held under the Systematic Withdrawal Plan are reinvested in additional full and fractional shares of the applicable Fund at net asset value. The Transfer Agent acts as agent for the shareholder in redeeming sufficient full and fractional shares to provide the amount of the systematic withdrawal payment. The Systematic Withdrawal Plan may be terminated at any time. Goldman Sachs reserves the right to initiate a fee of up to $5 per withdrawal, upon thirty (30) days written notice to the shareholder. Withdrawal payments should not be considered to be dividends, yield or income. If periodic withdrawals continuously exceed new purchases and reinvested dividends and capital gains distributions, the shareholder's original investment will be correspondingly reduced and ultimately exhausted. The maintenance of a withdrawal plan concurrently with purchases of additional Class A, Class B or Class C Shares would be disadvantageous because of the sales charge imposed on purchases of Class A Shares or the imposition of a CDSC on redemptions of Class A, Class B or Class C Shares. The CDSC applicable to Class A, Class B or Class C Shares redeemed under a systematic withdrawal plan may be waived. See "Shareholder Guide" in the Prospectuses. In addition, each withdrawal constitutes a redemption of shares, and any gain or loss realized must be reported for federal and state income tax purposes. A shareholder should consult his or her own tax adviser with regard to the tax consequences of participating in the Systematic Withdrawal Plan. For further information or to request a Systematic Withdrawal Plan, please write or call the Transfer Agent.

SERVICE AND SHAREHOLDER ADMINISTRATION PLANS
(Service Shares Only)

The Funds have adopted a service plan and a separate shareholder administration plan (the "Plans") with respect to the Service Shares which authorize the Funds to compensate Service Organizations for providing certain personal and account maintenance services and shareholder administration services to their customers who are or may become beneficial owners of such Shares. Pursuant to the Plans, each Fund enters into agreements with Service Organizations which purchase Service Shares of the Fund on behalf of their customers ("Service Agreements"). Under such Service Agreements the Service Organizations may perform some or all of the following services:

(a) Personal and account maintenance services, including: (i) providing facilities to answer inquiries and respond to correspondence with customers and other investors about the status of their accounts or about other aspects of the Trust or the applicable Fund; (ii) acting as liaison between the Service Organization's customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems; (iii) providing such statistical and other information as may be reasonably requested by the Trust or necessary for the Trust to comply with applicable federal or state law; (iv) responding to investor requests for prospectuses; (v) displaying and making prospectuses available on the Service Organization's premises; and (vi) assisting customers in completing application forms, selecting dividend and other account options and opening custody accounts with the Service Organization.

(b) Shareholder administration services, including: (i) acting or arranging for another party to act, as recordholder and nominee of the Service Shares beneficially owned by the Service Organization's customers; (ii) establishing and maintaining, or assist in establishing and maintaining, individual accounts and records with respect to the Service Shares owned by each customer; (iii) processing, or assist in processing, confirmations concerning customer orders to purchase, redeem and exchange Service Shares; (iv) receiving and transmitting, or assist in receiving and transmitting funds representing the purchase price or redemption proceeds of such Service Shares; (v) facilitating the inclusion of accounts, products or services offered to the Service Organization's customers by or through the Service Organization; (vi) processing dividend payments on behalf of customers; and (vii) performing other related services which do not constitute "any activity which is primarily intended to result in the sale of shares" within the meaning of Rule 12b-1 under the Act or "personal and account maintenance services" within the meaning of the NASD's Conduct Rules.

As compensation for such services, each Fund will pay each Service Organization a personal and account maintenance service fee and a shareholder administration service fee in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis) of the average daily net assets of the Service Shares of such Fund attributable to or held in the name of such Service Organization.

The amount of the service and shareholder administration fees paid by each Fund then in existence to Service Organizations pursuant to the Plans was as follows for the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000. Prior to January 30, 2001, the Funds had a single Service Plan which provided fees for both personal and account maintenance services and shareholder administration services at the same aggregate rate.

	Fiscal year Ended August 31, 2002	Fiscal year Ended August 31, 2001	Fiscal year ended August 31, 2000
Balanced Fund	$ —	$ 122	$ 78
Growth and Income Fund	24,093	34,479	44,543
CORE Large Cap Value Fund	466	140	59
CORE U.S. Equity Fund	36,923	47,998	60,276
CORE Large Cap Growth Fund	4,521	10,754	15,306
CORE Small Cap Equity Fund	18,249	661	315
CORE International Equity Fund	99	116	119
Capital Growth Fund	41,794	55,055	48,672
Strategic Growth Fund	7	7	8
Growth Opportunities Fund	1,762	970	628
Mid Cap Value Fund	1,880	1,176	904
Small Cap Value Fund	13,605	2,035	268
Large Cap Value Fund[1]	7	7	5
International Equity Fund	25,410	25,229	20,398
European Equity Fund	7	9	11
Japanese Equity Fund	7	10	14
International Growth Opportunities Fund	92	30	11
Emerging Markets Equity Fund	32	16	2
Asia Growth Fund	N/A	N/A	N/A
Research Select Fund[2]	60	90	8
Concentrated Growth Fund[3]	N/A	N/A	N/A

[1] Prior to December 15, 1999, the Large Cap Value Fund had not sold Service Shares.

[2] Prior to June 19, 2000, the Research Select Fund had not sold Service Shares.

[3] Prior to September 3, 2002, the Concentrated Growth Fund had not offered Service Shares.

The Funds have adopted the Service Plan but not the Shareholder Administration Plan pursuant to Rule 12b-1 under the Act in order to avoid any possibility that payments to the Service Organizations pursuant to the Service Agreements might violate the Act. Rule 12b-1, which was adopted by the SEC under the Act, regulates the circumstances under which an investment company or series thereof may bear expenses associated with the distribution of its shares. In particular, such an investment company or series thereof cannot engage directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by the company unless it has adopted a plan pursuant to, and complies with the other requirements of, such Rule. The Trust believes that fees paid for the services provided in the Service Plan and described above are not expenses incurred primarily for effecting the distribution of Service Shares. However, should such payments be deemed by a court or the SEC to be distribution expenses, such payments would be duly authorized by the Plan.

Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a Service Organization's receipt of compensation paid by a Fund in connection with the investment of fiduciary assets in Service Shares of a Fund. Service Organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or state securities commissions, are urged to consult their legal advisers before investing fiduciary assets in Service Shares of a Fund. In addition, under some state securities laws, banks and other financial institutions purchasing Service Shares on behalf of their customers may be required to register as dealers.

The Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or the related Service Agreements, most recently voted to approve the Plans and related Service Agreements at a meeting called for the purpose of voting on such Plans and Service Agreements on April 24, 2002 with respect to all Fund other than the Concentrated Growth Fund, and on August 1, 2002 with respect to the Concentrated Growth Fund. The Plans and related Service Agreements will remain in effect until May 1, 2003 and will continue in effect thereafter only if such continuance is specifically approved annually by a vote of the Trustees in the manner described above. The Service Plan may not be amended (but the Shareholder Administration Plan may be amended) to increase materially the amount to be spent for the services described therein without approval of the Service Shareholders of the affected Fund and all material amendments of each Plan must also be approved by the Trustees in the manner described above. The Plans may be terminated at any time by a majority of the Trustees as described above or by a vote of a majority of the affected Fund's outstanding Service Shares. The Service Agreements may be terminated at any time, without payment of any penalty, by vote of a majority of the Trustees as described above or by a vote of a majority of the outstanding Service Shares of the affected Fund on not more than sixty (60) days' written notice to any other party to the Service Agreements. The Service Agreements will terminate automatically if assigned. So long as the Plans are in effect, the selection and nomination of those Trustees who are not interested persons will be committed to the discretion of the non-interested Trustees. The Trustees have determined that, in their judgment, there is a reasonable likelihood that the Plans will benefit the Funds and the holders of Service Shares of the Funds.

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

A Standard & Poor's short-term issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation having an original maturity of no more than 365 days. The following summarizes the rating categories used by Standard & Poor's for short-term issues:

"A-1" — Obligations are rated in the highest category and indicate that the obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

"A-2" — Obligations are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

"A-3" — Obligations exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

"B" — Obligations have significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation. However, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

"C" — Obligations are currently vulnerable to nonpayment and are dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation.

"D" – Obligations are in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Local Currency and Foreign Currency Risks — Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

Moody’s short-term ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. These obligations have an original maturity not exceeding one year, unless explicitly noted. The following summarizes the rating categories used by Moody’s for short-term obligations:

“Prime-1” — Issuers (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

“Prime-2” — Issuers (or supporting institutions) have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-1 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

“Prime-3” — Issuers (or supporting institutions) have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt-protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

“Not Prime” — Issuers do not fall within any of the Prime rating categories.

Fitch short-term ratings apply to time horizons of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner. The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” — Securities possess the highest credit quality. This designation indicates the strongest capacity for timely payment of financial commitments and may have an added “+” to denote any exceptionally strong credit feature.

“F2” — Securities possess good credit quality. This designation indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

“F3” — Securities possess fair credit quality. This designation indicates that the capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

“B” — Securities possess speculative credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

"C" — Securities possess high default risk. Default is a real possibility. This designation indicates a capacity for meeting financial commitments which is solely reliant upon a sustained, favorable business and economic environment.

"D" — Securities are in actual or imminent payment default.

Long-Term Credit Ratings

The following summarizes the ratings used by Standard & Poor's for long-term issues:

"AAA" — An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

"AA" — An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

"A" — An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

"BBB" — An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

"BB" — An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

"B" — An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

"CCC" — An obligation rated "CCC" is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

"CC" — An obligation rated "CC" is currently highly vulnerable to nonpayment.

"C" — A subordinated debt obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued.

"D" — An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payment will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

- PLUS (+) OR MINUS (-) — The ratings from "AA" through "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

The following summarizes the ratings used by Moody's for long-term debt:

"Aaa" — Bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

"Aa" — Bonds are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the "Aaa" securities.

"A" — Bonds possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

"Baa" — Bonds are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

"Ba" — Bonds are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

"B" — Bonds generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

“Caa” — Bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

“Ca” — Bonds represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

“C” — Bonds are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of its generic rating category.

The following summarizes long-term ratings used by Fitch:

“AAA” — Securities considered to be investment grade and of the highest credit quality. These ratings denote the lowest expectation of credit risk and are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” — Securities considered to be investment grade and of very high credit quality. These ratings denote a very low expectation of credit risk and indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” — Securities considered to be investment grade and of high credit quality. These ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

“BBB” — Securities considered to be investment grade and of good credit quality. These ratings denote that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

“BB” — Securities considered to be speculative. These ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

“B” — Securities considered to be highly speculative. These ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

“CCC,” “CC” and “C” — Securities have high default risk. Default is a real possibility, and capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. “CC” ratings indicate that default of some kind appears probable, and “C” ratings signal imminent default.

“DDD,” “DD” and “D” — Securities are in default. The ratings of obligations in these categories are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. “DDD” obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest. “DD” indicates potential recoveries in the range of 50%-90%, and “D” the lowest recovery potential, i.e., below 50%.

Entities rated in these categories have defaulted on some or all of their obligations. Entities rated “DDD” have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated “DD” and “D” are generally undergoing a formal reorganization or liquidation process; those rated “DD” are likely to satisfy a higher portion of their outstanding obligations, while entities rated “D” have a poor prospect for repaying all obligations.

PLUS (+) or MINUS (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” long-term rating category or to categories below “CCC”.

Notes to Short-Term and Long-Term Credit Ratings

Standard & Poor’s

CreditWatch: CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that cause ratings to be placed under special surveillance by Standard & Poor’s analytical staff. These may include mergers, recapitalizations, voter referendums, regulatory action, or anticipated operating developments. Ratings appear on CreditWatch when such an event or a deviation from an expected trend occurs and additional information is necessary to evaluate the current rating. A listing, however, does not mean a rating change is inevitable, and whenever possible, a range of alternative ratings will be shown. CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch. The “positive” designation means that a rating may be raised; “negative” means a rating may be lowered; and “developing” means that a rating may be raised, lowered or affirmed.

Rating Outlook: A Standard & Poor’s Rating Outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An Outlook is not necessarily a precursor of a rating change or future CreditWatch action.

Positive means that a rating may be raised.

Negative means that a rating may be lowered.

Stable means that a rating is not likely to change.

Developing means a rating may be raised or lowered.

N.M. means not meaningful.

Moody’s

Watchlist: Watchlists list the names of credits whose ratings have a likelihood of changing. These names are actively under review because of developing trends or events which, in Moody’s opinion, warrant a more extensive examination. Inclusion on this Watchlist is made solely at the discretion of Moody’s, and not all borrowers with ratings presently under review for possible downgrade or upgrade are included on any one Watchlist. In certain cases, names may be removed from this Watchlist without a change in rating.

Fitch

Withdrawn: A rating is withdrawn when Fitch deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

Rating Outlook: A Rating Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, companies whose outlooks are “stable” could be upgraded or downgraded before an outlook moves to a positive or negative if circumstances warrant such an action. Occasionally, Fitch may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

About Credit Ratings

A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation. The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation. Credit ratings may be changed, suspended or withdrawn.

Moody’s credit ratings must be construed solely as statements of opinion and not recommendations to purchase, sell or hold any securities.

Fitch credit ratings are an opinion on the ability of an entity or of a securities issue to meet financial commitments on a timely basis. Fitch credit ratings are used by investors as indications of the likelihood of getting their money back in accordance with the terms on which they invested. However, Fitch credit ratings are not recommendations to buy, sell or hold any security. Ratings may be changed or withdrawn.

APPENDIX B

BUSINESS PRINCIPLES OF GOLDMAN, SACHS & CO.

Goldman Sachs is noted for its Business Principles, which guide all of the firm's activities and serve as the basis for its distinguished reputation among investors worldwide.

Our client's interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

We offer our people the opportunity to move ahead more rapidly than is possible at most other places. We have yet to find limits to the responsibility that our best people are able to assume. Advancement depends solely on ability, performance and contribution to the Firm's success, without regard to race, color, religion, sex, age, national origin, disability, sexual orientation, or any other impermissible criterion or circumstance.

We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the Firm and its clients.

The dedication of our people to the Firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

Our profits are a key to our success. They replenish our capital and attract and keep our best people. It is our practice to share our profits generously with all who helped create them. Profitability is crucial to our future.

We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair to competitors and must never denigrate other firms.

Integrity and honesty are the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

GOLDMAN, SACHS & CO.'S INVESTMENT BANKING AND SECURITIES ACTIVITIES

Goldman Sachs is a leading financial services firm traditionally known on Wall Street and around the world for its institutional and private client services.

With fifty offices worldwide Goldman Sachs employs over 20,000 professionals focused on opportunities in major markets.

The number one underwriter of all international equity issues from 1989-2001. *

The number one lead manager of U.S. common stock offerings from 1989-2001. *

The number one lead manager for initial public offerings (IPOs) worldwide from 1989-2001. *

* ***Source: Security Data Corporation*****. Common stock ranking excludes REITs, Investment Trusts and Rights. Ranking based on dollar volume issued.**

GOLDMAN, SACHS & CO.'S HISTORY OF EXCELLENCE

1869	Marcus Goldman opens Goldman Sachs for business
1890	Dow Jones Industrial Average first published
1896	Goldman, Sachs & Co. joins New York Stock Exchange
1906	Goldman, Sachs & Co. takes Sears Roebuck & Co. public (at 96 years, the firm's longest-standing client relationship)
	Dow Jones Industrial Average tops 100
1925	Goldman, Sachs & Co. finances Warner Brothers, producer of the first talking film
1956	Goldman, Sachs & Co. co-manages Ford's public offering, the largest to date
1970	Goldman, Sachs & Co. opens London office
1972	Dow Jones Industrial Average breaks 1000
1986	Goldman, Sachs & Co. takes Microsoft public
1988	Goldman Sachs Asset Management is formally established
1991	Goldman, Sachs & Co. provides advisory services for the largest privatization in the region of the sale of Telefonos de Mexico
1995	Goldman Sachs Asset Management introduces Global Tactical Asset Allocation Program
	Dow Jones Industrial Average breaks 5000
1996	Goldman, Sachs & Co. takes Deutsche Telekom public
	Dow Jones Industrial Average breaks 6000
1997	Goldman Sachs Asset Management increases assets under management by 100% over 1996
	Dow Jones Industrial Average breaks 7000

1998	Goldman Sachs Asset Management reaches $195.5 billion in assets under management
	Dow Jones Industrial Average breaks 9000
1999	Goldman Sachs becomes a public company
	Goldman Sachs Asset Management launches the Goldman Sachs Internet Tollkeeper Fund; becomes the year's second most successful new fund launch
2000	Goldman Sachs CORE^{SM} Tax-Managed Equity Fund launches
	Goldman Sachs Asset Management has total assets under management of $298.5 billion
2001	Goldman Sachs Asset Management reaches $100 billion in money market assets
	Goldman Sachs Asset Management has total assets under management of $306 billion
	Goldman Sachs acquires Spear, Leeds and Kellogg

APPENDIX C

Statement of Intention
(applicable only to Class A Shares)

If a shareholder anticipates purchasing $50,000 or more of Class A Shares of a Fund alone or in combination with Class A Shares of another Goldman Sachs Fund within a 13-month period, the shareholder may obtain shares of the Fund at the same reduced sales charge as though the total quantity were invested in one lump sum by checking and filing the Statement of Intention in the Account Application. Income dividends and capital gain distributions taken in additional shares will not apply toward the completion of the Statement of Intention.

To ensure that the reduced price will be received on future purchases, the investor must inform Goldman Sachs that the Statement of Intention is in effect each time shares are purchased. Subject to the conditions mentioned below, each purchase will be made at the public offering price applicable to a single transaction of the dollar amount specified on the Account Application. The investor makes no commitment to purchase additional shares, but if the investor's purchases within 13 months plus the value of shares credited toward completion do not total the sum specified, the investor will pay the increased amount of the sales charge prescribed in the Escrow Agreement.

Escrow Agreement

Out of the initial purchase (or subsequent purchases if necessary), 5% of the dollar amount specified on the Account Application will be held in escrow by the Transfer Agent in the form of shares registered in the investor's name. All income dividends and capital gains distributions on escrowed shares will be paid to the investor or to his or her order. When the minimum investment so specified is completed (either prior to or by the end of the 13th month), the investor will be notified and the escrowed shares will be released.

If the intended investment is not completed, the investor will be asked to remit to Goldman Sachs any difference between the sales charge on the amount specified and on the amount actually attained. If the investor does not within 20 days after written request by Goldman Sachs pay such difference in the sales charge, the Transfer Agent will redeem, pursuant to the authority given by the investor in the Account Application, an appropriate number of the escrowed shares in order to realize such difference. Shares remaining after any such redemption will be released by the Transfer Agent.

PART C
OTHER INFORMATION

Item 23. **Exhibits**

The following exhibits relating to Goldman Sachs Trust are incorporated herein by reference to Post-Effective Amendment No. 26 to Goldman Sachs Trust's Registration Statement on Form N-1A (Accession No. 000950130-95-002856); to Post-Effective Amendment No. 27 to such Registration Statement (Accession No. 0000950130-96-004931); to Post-Effective Amendment No. 29 to such Registration Statement (Accession No. 0000950130-97-000573); to Post-Effective Amendment No. 31 to such Registration Statement (Accession No. 0000950130-97-000805); to Post-Effective Amendment No. 32 to such Registration Statement (Accession No. 0000950130-97-0001846); to Post-Effective Amendment No. 40 to such Registration Statement (Accession No. 0000950130-97-004495); to Post-Effective Amendment No. 41 to such Registration Statement (Accession No 0000950130-98-000676); to Post-Effective Amendment No. 43 to such Registration Statement (Accession No. 0000950130-98-000965); to Post-Effective Amendment No. 44 to such Registration Statement (Accession No. 0000950130-98-002160); to Post-Effective Amendment No. 46 to such Registration Statement (Accession No. 0000950130-98-003563); to Post-Effective Amendment No. 47 to such Registration Statement (Accession No. 0000950130-98-004845); to Post-Effective Amendment No. 48 to such Registration Statement (Accession No. 0000950109-98-005275); to Post-Effective Amendment No. 50 to such Registration Statement (Accession No. 0000950130-98-006081); to Post-Effective Amendment No. 51 to such Registration Statement (Accession No. 0000950130-99-000178); to Post-Effective Amendment No. 52 to such Registration Statement (Accession No. 0000950130-99-000742); to Post-Effective Amendment No. 53 to such Registration Statement (Accession No. 0000950130-99-001069); to Post-Effective Amendment No. 54 to such Registration Statement (Accession No. 0000950130-99-002212); to Post-Effective Amendment No. 55 to such Registration Statement (Accession No. 0000950109-99-002544); to Post-Effective Amendment No. 56 to such Registration Statement (Accession No. 0000950130-99-005294); to Post-Effective Amendment No. 57 to such Registration Statement (Accession No. 0000950109-99-003474); to Post-Effective Amendment No. 58 to such Registration Statement (Accession No. 0000950109-99-004208); to Post-Effective Amendment No. 59 to such Registration Statement (Accession No. 0000950130-99-006810); to Post-Effective Amendment No. 60 to such Registration Statement (Accession No. 0000950109-99-004538) (no exhibits filed as part of this Amendment); to Post-Effective Amendment No. 61 to such Registration Statement (Accession No. 0000950130-00-000099) (no exhibits filed as part of this Amendment); to Post-Effective Amendment No. 62 to such Registration Statement (Accession No. 0000950109-00-000585); to Post-Effective Amendment No. 63 to such Registration Statement (Accession No. 0000950109-00-001365); to Post-Effective Amendment No. 64 to such Registration Statement (Accession No. 0000950130-00-002072); to Post-Effective Amendment No. 65 to such Registration Statement (Accession No. 0000950130-00-002509); to Post-Effective Amendment No. 66 to such Registration Statement (Accession No. 0000950130-00-003033); to Post-Effective Amendment No. 67 to such Registration Statement (Accession No. 0000950130-00-003405); to Post-

Effective Amendment No. 68 to such Registration Statement (Accession No. 0000950109-00-500123); to Post-Effective Amendment No. 69 to such Registration Statement (Accession No. 0000950109-00-500156); to Post-Effective Amendment No. 70 to such Registration Statement (Accession No. 0000950109-01-000419); to Post-Effective Amendment No. 71 to such Registration Statement (Accession No. 0000950109-01-500094); to Post-Effective Amendment No. 72 to such Registration Statement (Accession No. 0000950109-01-500540); to Post-Effective Amendment No. 73 to such Registration Statement (Accession No. 0000950123-01-509514); to Post-Effective Amendment No. 74 to such Registration Statement (Accession No. 0000950123-02-002026); to Post-Effective Amendment No. 75 to such Registration Statement (Accession No. 0000950123-02-003780); to Post-Effective Amendment No. 76 to such Registration Statement (Accession No. 0000950123-02-006143); to Post-Effective Amendment No. 77 to such Registration Statement (Accession No. 0000950123-02-006151); and to Post-Effective Amendment No. 78 to such Registration Statement (Accession No. 0000950123-02-007177).

(a)(1). Agreement and Declaration of Trust dated January 28, 1997. (Accession No. 0000950130-97-000573.)

(a)(2). Amendment No. 1 dated April 24, 1997 to Agreement and Declaration of Trust January 28, 1997. (Accession No. 0000950130-97-004495.)

(a)(3). Amendment No. 2 dated July 21, 1997 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-97-004495.)

(a)(4). Amendment No. 3 dated October 21, 1997 to the Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-000676.)

(a)(5). Amendment No. 4 dated January 28, 1998 to the Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-000676.)

(a)(6). Amendment No. 5 dated April 23, 1998 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-004845.)

(a)(7). Amendment No. 6 dated July 22, 1998 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-004845.)

(a)(8). Amendment No. 7 dated November 3, 1998 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-006081.)

(a)(9). Amendment No. 8 dated January 22, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-000742.)

(a)(10). Amendment No. 9 dated April 28, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950109-99-002544.)

(a)(11). Amendment No. 10 dated July 27, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-005294.)

(a)(12). Amendment No. 11 dated July 27, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-005294.)

(a)(13). Amendment No. 12 dated October 26, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-004208.)

(a)(14). Amendment No. 13 dated February 3, 2000 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950109-00-000585.)

(a)(15). Amendment No. 14 dated April 26, 2000 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-00-002509.)

(a)(16). Amendment No. 15 dated August 1, 2000 to Agreement and Declaration of Trust, as amended, dated January 28, 1997. (Accession No. 0000950109-00-500123).

(a)(17). Amendment No. 16 dated January 30, 2001 to Agreement and Declaration of Trust, dated January 28, 1997. (Accession No. 0000950109-01-500540).

(a)(18). Amendment No. 17 dated April 25, 2001 to Agreement and Declaration of Trust, dated January 28, 1997. (Accession No. 0000950123-01-509514).

(b)(1). Amended and Restated By-laws of the Delaware business trust dated January 28, 1997. (Accession No. 0000950130-97-000573.)

(b)(2). Amended and Restated By-laws of the Delaware business trust dated January 28, 1997 as amended and restated July 27, 1999. (Accession No. 0000950130-99-005294.)

(c). Not applicable.

(d)(1). Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Short Duration Government Fund, and Goldman Sachs Funds Management, L.P. (Accession No. 0000950130-98-000676.)

(d)(2). Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Adjustable Rate Government Fund, and Goldman Sachs Funds Management, L.P. (Accession No. 0000950130-98-000676.)

(d)(3). Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Short Duration Tax-Free Fund, and Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676.)

(d)(4). Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Core Fixed Income Fund, and Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676.)

(d)(5). Management Agreement dated April 30, 1997 between the Registrant, on behalf of Goldman Sachs — Institutional Liquid Assets, and Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676.)

(d)(6). Management Agreement dated April 30, 1997 between Registrant, Goldman Sachs Asset Management, Goldman Sachs Fund Management L.P. and Goldman, Sachs Asset Management International. (Accession No. 0000950109-98-005275.)

(d)(7). Management Agreement dated January 1, 1998 on behalf of the Goldman Sachs Asset Allocation Portfolios and Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676.)

(d)(8). Amended Annex A to Management Agreement dated January 1, 1998 on behalf of the Goldman Sachs Asset Allocation Portfolios and Goldman Sachs Asset Management (Conservative Strategy Portfolio) (Accession No. 0000950130-99-000742.)

(d)(9).	Amended Annex A dated April 28, 1999 to Management Agreement dated April 30, 1997. (Accession No. 0000950109-99-002544.)
(d)(10).	Amended Annex A dated July 27, 1999 to Management Agreement dated April 30, 1997. (Accession No. 0000950130-99-005294.)
(d)(11).	Amended Annex A dated October 26, 1999 to Management Agreement dated April 30, 1997. (Accession No. 0000950130-99-004208.)
(d)(12).	Amended Annex A dated February 3, 2000 to Management Agreement dated April 30, 1997 (Accession No. 0000950109-00-001365.)
(d)(13).	Amended Annex A dated April 26, 2000 to Management Agreement dated April 30, 1997 (Accession No. 0000950130-00-002509).
(d)(14).	Amended Annex A dated January 30, 2001 to Management Agreement dated April 30, 1997 (Accession No. 0000950109-01-500094).
(d)(15).	Amended Annex

	A dated April 25, 2001 to Management Agreement, dated April 30, 1997 (Accession No. 0000950123-01-509514).
(f).	Not applicable.
(g)(1).	Custodian Agreement dated July 15, 1991, between Registrant and State Street Bank and Trust Company. (Accession No. 0000950130-95-002856.)
(g)(2).	Custodian Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, filed as Exhibit 8 (a). (Accession No. 0000950130-98-000965.)
(g)(3).	Letter Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to the fees payable

by Registrant pursuant to the Custodian Agreement, filed as Exhibit 8(b). (Accession No. 0000950130-98-000965.)

(g)(4). Amendment dated May 28, 1981 to the Custodian Agreement referred to above as Exhibit (g)(2). (Accession No. 0000950130-98-000965.)

(g)(5). Fee schedule relating to the Custodian Agreement between Registrant on behalf of the Goldman Sachs Asset Allocation Portfolios and State Street Bank and Trust Company. (Accession No. 0000950130-97-004495.)

(g)(6). Letter Agreement dated June 14, 1984 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to a change in wire charges under the Custodian Agreement, filed as Exhibit 8 (d). (Accession No. 0000950130-98-000965.)

(g)(7). Letter Agreement dated March 29, 1983 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to the latter's designation of Bank of America, N.T. and S.A. as its subcustodian and certain other matters, filed as Exhibit 8(f). (Accession No. 0000950130-98-000965.)

(g)(8). Letter Agreement dated March 21, 1985 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to the creation of a joint repurchase agreement account, filed as Exhibit 8(g). (Accession No. 0000950130-98-000965.)

(g)(9). Letter Agreement dated November 7, 1985, with attachments, between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets, authorizing State Street Bank and Trust Company to permit redemption of units by check, filed as Exhibit 8(h). (Accession No. 0000950130-98-000965.)

(g)(10). Money Transfer Services Agreement dated November 14, 1985, including attachment, between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets, pertaining to transfers of funds on deposit with State Street Bank and Trust Company, filed as Exhibit 8(i). (Accession No. 0000950130-98-000965.)

(g)(11). Letter Agreement dated November 27, 1985 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, amending the Custodian Agreement. (Accession No. 0000950130-98-000965.)

(g)(12). Letter Agreement dated July 22, 1986 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to a change in wire charges. (Accession No. 0000950130-98-000965.)

(g)(13). Letter Agreement dated June 20, 1987 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, amending the Custodian Agreement. (Accession No. 0000950130-98-000965.)

(g)(14). Letter Agreement between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets, pertaining to the latter's designation of Security Pacific National Bank as its subcustodian and certain other matters. (Accession No. 0000950130-98-000965.)

(g)(15). Amendment dated July 19, 1988 to the Custodian Agreement between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets. (Accession No. 0000950130-98-000965.)

(g)(16). Amendment dated December 19, 1988 to the Custodian Agreement between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets. (Accession No. 0000950130-98-000965.)

(g)(17). Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company on behalf of Goldman Sachs Capital Growth Fund. (Accession No. 0000950130-98-006081.)

(g)(18). Sub-Custodian Agreement dated March 29, 1983 between State Street Bank and Trust Company and Bank of America, National Trust and Savings Association on behalf of Goldman Sachs Institutional Liquid Assets. (Accession No. 0000950130-98-006081.)

(g)(19). Fee schedule dated January 8, 1999 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Conservative Strategy Portfolio). (Accession No. 0000950130-99-000742.)

(g)(20). Fee schedule dated April 12, 1999 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Strategic Growth and Growth Opportunities Portfolios). (Accession No. 0000950109-99-002544.)

(g)(21). Fee schedule dated July 19, 1999 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Internet Tollkeeper Fund). (Accession No. 0000950130-99-005294.)

(g)(22). Fee schedule dated October 1, 1999 relating to the Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Large Cap Value Fund). (Accession No. 0000950130-99-006810.)

(g)(23). Fee schedule dated January 12, 2000 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (CORE Tax-Managed Equity Fund). (Accession No. 0000950109-00-000585.)

(g)(24). Fee schedule dated January 6, 2000 relating to Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (High Yield Municipal Fund). (Accession No. 0000950109-00-000585.)

(g)(25). Fee schedule dated April 14, 2000 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Research Select Fund). (Accession No. 0000950130-00-002509.)

(g)(26). Fee schedule dated April 14, 2000 relating to Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Enhanced Income Fund). (Accession No. 0000950130-00-002509.)

(g)(27). Additional Portfolio Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company. (Accession No. 0000950109-00-000585.)

(g)(28). Letter Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company relating to Custodian Agreement dated December 27, 1978. (Accession No. 0000950109-00-000585.)

(g)(29). Letter Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company relating to Custodian Agreement dated April 6, 1990. (Accession No. 0000950109-00-000585.)

(g)(30). Letter Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company relating to Custodian Agreement dated July 15, 1991. (Accession No. 0000950109-00-000585.)

(g)(31) Letter Agreement dated January 29, 2001 relating to Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Global Consumer Growth Fund, Global Financial Services Fund, Global Health Sciences Fund, Global Infrastructure and Resources Fund and Global Technology Fund). (Accession No. 0000950109-01-500540).

(g)(32). Amendment dated July 2, 2001 to the Custodian Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).

(g)(33). Amendment dated July 2, 2001 to the Custodian Contract dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).

(g)(34). Amendment dated July 2, 2001 to the Custodian Contract dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).

(g)(35). Form of amendment to the Custodian Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).

(g)(36). Amendment to the Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Accession No.0000950123-02-003780).

(g)(37). Amendment to the Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Accession No.0000950123-02-003780).

(h)(1). Wiring Agreement dated June 20, 1987 among Goldman, Sachs & Co., State Street Bank and Trust Company and The Northern Trust Company. (Accession No. 0000950130-98-000965.)

(h)(2). Letter Agreement dated June 20, 1987 regarding use of checking account between Registrant and The Northern Trust Company. (Accession No. 0000950130-98-000965.)

(h)(3). Transfer Agency Agreement dated July 15, 1991 between Registrant and Goldman, Sachs & Co. (Accession No. 0000950130-95-002856.)

(h)(4). Transfer Agency Agreement dated May 1, 1988 between Goldman Sachs Institutional Liquid Assets and Goldman, Sachs & Co. (Accession No. 0000950130-98-006081.)

(h)(5). Transfer Agency Agreement dated April 30, 1997 between Registrant and Goldman, Sachs & Co. on behalf of the Financial Square Funds. (Accession No. 0000950130-98-006081.)

(h)(6). Transfer Agency Agreement dated April 6, 1990 between GS-Capital Growth Fund, Inc. and Goldman Sachs & Co. (Accession No. 0000950130-98-006081.)

(h)(7). Goldman Sachs – Institutional Liquid Assets Administration Class Administration Plan dated April 22, 1998. (Accession No. 0000950130-98-006081).

(h)(8). Cash Management Shares Service Plan dated May 1, 1998 (Accession No. 0000950130-98-006081.)

(h)(9). Form of Retail Service Agreement on behalf of Goldman Sachs Trust relating to Class A Shares of Goldman Sachs Asset Allocation Portfolios, Goldman Sachs Fixed Income Funds, Goldman Sachs Domestic Equity Funds and Goldman Sachs International Equity Funds. (Accession No. 0000950130-98-006081.)

(h)(10). Form of Supplemental Service Agreement on behalf of Goldman Sachs Trust relating to the Administrative Class, Service Class and Cash Management Class of Goldman Sachs — Institutional Liquid Assets Portfolios. (Accession No. 0000950130-98-006081.)

(h)(11). Form of Supplemental Service Agreement on behalf of Goldman Sachs Trust relating to the FST Shares, FST Preferred Shares, FST Administration Shares and FST Service Shares of Goldman Sachs Financial Square Funds. (Accession No. 0000950130-98-006081.)

(h)(12). FST Select Shares Plan dated October 26, 1999. (Accession No. 0000950130-99-006810.)

(h)(13). FST Administration Class Administration Plan dated April 25, 2000. (Accession No. 0000950130-00-002509.)

(h)(14). FST Preferred Class Preferred Administration Plan dated April 25, 2000. (Accession No. 0000950130-00-002509.)

(h)(15). Administration Class Administration Plan dated April 26, 2000. (Accession No. 0000950130-00-002509.)

(h)(16). Fee schedule relating to Transfer Agency Agreement between Registrant and Goldman, Sachs & Co. on behalf of all Funds other than ILA and FST money market funds. (Accession No. 0000950109-01-500540).

(h)(17). Fee schedule relating to Transfer Agency Agreement between Registrant and Goldman, Sachs & Co. on behalf of the ILA portfolios. (Accession No. 0000950109-01-500540).

(h)(18). Goldman Sachs Institutional Liquid Assets Service Class Service Plan and Shareholder Administration Plan, amended and restated as of January 30, 2001. (Accession No. 0000950109-01-500540).

(h)(19). FST Service Class Service Plan and Shareholder Administration Plan, amended and restated as of January 30, 2001. (Accession No. 0000950109-01-500540).

(h)(20). Service Class Service Plan and Shareholder Administration Plan, amended and restated as of January 30, 2001. (Accession No. 0000950109-01-500540).

(h)(21). Form of Service Agreement on behalf of Goldman Sachs Trust relating to the Select Class, the Preferred Class, the Administration Class, the Service Class and the Cash Management Class, as applicable, of Goldman Sachs Financial Square Funds, Goldman Sachs Institutional Liquid Assets Portfolios, Goldman Sachs Fixed Income Funds, Goldman Sachs Domestic Equity Funds, Goldman Sachs International Equity Funds and Goldman Sachs Asset Allocation Portfolios. (Accession No. 0000950109-01-500540).

(h)(22). Cash Portfolio Administration Class Plan dated April 25, 2001 (Accession No. 0000950123-01-509514).

(h)(23). Cash Portfolio Preferred Administration Plan dated April 25, 2001 (Accession No. 0000950123-01-509514).

(h)(24).	Form of fee schedule relating to Transfer Agency Agreement between Registrant and Goldman, Sachs & Co. on behalf of the Cash Portfolio (Accession No. 0000950123-01-509514).
(i)(1).	Opinion of Drinker, Biddle & Reath LLP. (With respect to the Asset Allocation Portfolios). (Accession No. 0000950130-97-004495.)
(i)(2).	Opinion of Morris, Nichols, Arsht & Tunnell. (Accession No. 0000950130-97-001846.)
(i)(3).	Opinion of Drinker Biddle & Reath LLP. (With respect to Japanese Equity and International Small Cap). (Accession No. 0000950130-98-003563.)
(i)(4).	Opinion of Drinker Biddle & Reath LLP. (With respect to Cash Management Shares). (Accession No. 0000950130-98-003563.)
(i)(5).	Opinion of

	Drinker Biddle & Reath LLP. (With respect to the European Equity Fund). (Accession No. 0000950130-98-006081.)
(i)(6).	Opinion of Drinker Biddle & Reath LLP. (With respect to the CORE Large Cap Value Fund). (Accession No. 0000950130-98-006081.)
(i)(7).	Opinion of Drinker Biddle & Reath LLP (With respect to the Conservative Strategy Portfolio). (Accession No. 0000950130-99-001069.)
(i)(8).	Opinion of Drinker Biddle & Reath LLP (With respect to the Strategic Growth and Growth Opportunities Portfolios). (Accession No. 0000950109-99-002544.)
(i)(9).	Opinion of Drinker Biddle & Reath LLP (With respect to the Internet Tollkeeper Fund). (Accession No. 0000950109-99-004208.)
(i)(10).	Opinion of Drinker Biddle & Reath LLP (With respect to the Large Cap Value Fund). (Accession No. 0000950130-99-006810.)
(i)(11).	Opinion of

Drinker Biddle
& Reath LLP
(With respect to
FST Select
Shares).
(Accession
No. 0000950109-
00-000585.)

(i)(12). Opinion of Drinker Biddle & Reath LLP (With respect to the High Yield Municipal Fund). (Accession No. 0000950109-00-001365.)

(i)(13). Opinion of Drinker Biddle & Reath LLP (With respect to the CORE Tax-Managed Equity Fund). (Accession No. 0000950109-00-001365.)

(i)(14). Opinion of Drinker Biddle & Reath LLP (With respect to the Research Select Fund). (Accession No. 0000950109-00-500123.)

(i)(15). Opinion of Drinker Biddle & Reath LLP (With respect to the Enhanced Income Fund). (Accession No. 0000950109-00-500123.)

(i)(16). Opinion of Drinker Biddle & Reath LLP (With respect to Cash Management Shares of certain ILA Portfolios). (Accession No. 0000950109-00-500123.)

(i)(17). Opinion of Drinker Biddle & Reath LLP (With respect to Global Consumer Growth Fund, Global Financial Services Fund, Global Health Sciences Fund, Global Infrastructure and Resources Fund and Global Technology Fund). (Accession No. 0000950109-01-500540.)

(i)(18). Opinion of Drinker Biddle & Reath LLP (With respect to all outstanding Funds and share classes) (Accession No. 0000950123-01-509514).

(j). None.

(k). Not applicable.

(l). Not applicable.

(m)(1). Class A Distribution and Service Plan amended and restated as of September 1, 1998. (Accession No. 0000950130-98-004845.)

(m)(2). Class B Distribution and Service Plan amended and restated as of September 1, 1998. (Accession No. 0000950130-98-004845.)

(m)(3). Class C Distribution and Service Plan amended and restated as of September 1, 1998. (Accession No. 0000950130-98-004845.)

(m)(4). Cash Management Shares Plan of Distribution pursuant to Rule 12b-1 dated May 1, 1998. (Accession No. 0000950130-98-006081.)

(n)(1).	Plan dated January 30, 2001 entered into by Registrant pursuant to Rule 18f-3. (Accession No. 0000950109-01-500540).
(p)(1).	Code of Ethics — Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust, dated April 23, 1997, as amended April 25, 2002. (Accession No. 0000950123-02-006151.)
(p)(2).	Code of Ethics — Goldman Sachs Asset Management, Goldman Sachs Funds Management L.P. and Goldman Sachs Asset Management International, effective January 23, 1991, as revised April 25, 2002. (Accession No. 0000950123-02-006151.)
(q)(1).	Powers of Attorney of Messrs. Bakhru, Ford, Shuch, Smart, Strubel, Mosior, Gilman, Perlowski, Richman, Surloff, Mmes. McPherson, Mucker and Taylor. (Accession No. 0000950130-97-000805.)
(q)(2).	Powers of

	Attorney dated October 21, 1997 on behalf of James A. Fitzpatrick and Valerie A. Zondorak. (Accession No. 0000950130-98-000676.)
(q)(3).	Power of Attorney dated November 15, 2000 on behalf of Patrick T. Harker (Accession No. 0000950109-00-500123.)
(q)(4).	Powers of Attorney dated August 2, 2001 on behalf of Gary Black, Wilma J. Smelcer and Kaysie P. Uniacke (Accession No. 0000950123-01-509514).

The following exhibits relating to Goldman Sachs Trust are filed herewith electronically pursuant to EDGAR rules:

(a)(19).	Amendment No. 18 dated July 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997.
(a)(20).	Amendment No. 19 dated August 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997.
(a)(21).	Amendment

	No. 20 dated August 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997.
(b)(3).	Amended and Restated By-laws of the Delaware business trust dated January 28, 1997 as amended and restated October 30, 2002.
(d)(16).	Amended Annex A dated August 1, 2002 to Management Agreement, dated April 30, 1997.

(e)(1).	Distribution Agreement dated April 30, 1997, as amended August 1, 2002.
(g)(38).	Letter Amendment dated May 15, 2002 to the Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company.
(h)(25).	FST Capital Shares Capital Administration Plan dated August 1, 2002.
(i)(19).	Opinion of Drinker, Biddle & Reath LLP (With respect to Financial Square Funds).
(i)(20).	Opinion of Drinker, Biddle & Reath LLP (With respect to the Concentrated Growth Fund).
(j)(1).	Consent of PricewaterhouseCoopers LLP.
(n)(2).	Revised plan dated August 1, 2002 entered into by Registrant pursuant to Rule 18f-3.
(p)(3).	Code of Ethics — Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust, dated April 23, 1997, as amended August 1, 2002.
(p)(4).	Code of Ethics — Goldman Sachs Asset Management, Goldman Sachs Funds Management L.P. and Goldman Sachs Asset Management International, effective January 23, 1991, as revised August 1, 2002.

Item 24. Persons Controlled by or Under Common Control with Registrant.

Not Applicable.

Item 25. Indemnification

Article IV of the Declaration of Trust of Goldman Sachs Trust, a Delaware business trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (a)(1).

The Management Agreement with each of the Funds (other than the ILA Portfolios) provides that the applicable Investment Adviser will not be liable for any error of judgment or mistake of law or for any loss suffered by a Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser or from reckless disregard by the Investment Adviser of its obligations or duties under the Management Agreement. Section 7 of the Management Agreement with respect to the ILA Portfolios provides that the ILA Portfolios will indemnify the Adviser against certain liabilities; provided, however, that such indemnification does not apply to any loss by reason of its willful misfeasance, bad faith or gross negligence or the Adviser's reckless disregard of its obligation under the Management Agreement. The Management Agreements are incorporated by reference to Exhibits (d)(1) through (d)(7).

Section 9 of the Distribution Agreement between the Registrant and Goldman Sachs dated April 30, 1997, as amended August 1, 2002 and Section 7 of the Transfer Agency Agreements between the Registrant and Goldman, Sachs & Co. dated July 15, 1991, May 1, 1988, April 30, 1997 and April 6, 1990 each provide that the Registrant will indemnify Goldman, Sachs & Co. against certain liabilities. A copy of the Distribution Agreement is filed herewith as Exhibit (e)(1). The Transfer Agency Agreements are incorporated by reference as Exhibits (h)(3), (h)(4), (h)(5) and (h)(6), respectively, to the Registrant's Registration Statement.

Mutual fund and Trustees and officers liability policies purchased jointly by the Registrant, Trust for Credit Unions, Goldman Sachs Variable Insurance Trust and The Commerce Funds insure such persons and their respective trustees, partners, officers and employees, subject to the policies' coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 26. Business and Other Connections of Investment Adviser.

The business and other connections of the officers and Managing Directors of Goldman, Sachs & Co., Goldman Sachs Funds Management, L.P., and Goldman Sachs Asset Management International are listed on their respective Forms ADV as currently filed with the Commission (File Nos. 801-16048, 801-37591 and 801-38157, respectively), the texts of which are hereby incorporated by reference.

Item 27. Principal Underwriters.

(a) Goldman, Sachs & Co. or an affiliate or a division thereof currently serves as investment adviser and distributor of the units of Trust for Credit Unions, for shares of Goldman Sachs Trust and for shares of Goldman Sachs Variable Insurance Trust. Goldman, Sachs & Co., or a division thereof currently serves as administrator and distributor of the units or shares of The Commerce Funds.

(b) Set forth below is certain information pertaining to the Managing Directors of Goldman, Sachs & Co., the Registrant's principal underwriter, who are members of the Goldman Sachs Group, Inc.'s Management Committee. None of the members of the management committee holds a position or office with the Registrant.

GOLDMAN SACHS MANAGEMENT COMMITTEE

Name and Principal Business Address	Position with Goldman, Sachs & Co.
Lloyd C. Blankfein (1)	Managing Director
Gary D. Cohn (1)	Managing Director
Christopher A. Cole (1)	Managing Director
J. Michael Evans (5)	Managing Director
Richard A. Friedman (1)	Managing Director
Suzanne Nora Johnson (5)	Managing Director
Robert S. Kaplan (1)	Managing Director
Scott B. Kapnick (3)	Managing Director
Kevin W. Kennedy (1)	Managing Director
Peter S. Kraus (5)	Managing Director
Andrew J. Melnick (5)	Managing Director
Eric M. Mindich (5)	Managing Director
Steven T. Mnuchin (1)	Managing Director
Masanori Mochida (6)	Managing Director
Thomas K. Montag (5)	Managing Director
Philip D. Murphy (2)	Managing Director
Daniel M. Neidich (1)	Managing Director
Gregory K. Palm (1)	Counsel and Managing Director
Henry M. Paulson, Jr. (1)	Chairman and Chief Exective Officer
Eric S. Schwartz (5)	Managing Director
Michael S. Sherwood (7)	Managing Director
Esta Stecher (5)	Senior Counsel and Managing Director
Robert K. Steel (2)	Managing Director
John A. Thain (1)(3)	President and Co-Chief Operating Officer
John L. Thornton (3)	President and Co-Chief Operating Officer
David A. Viniar (4)	Managing Director
Patrick J. Ward (3)	Managing Director
John S. Weinberg (1)	Managing Director
Peter A. Weinberg (3)	Managing Director
Jon Winkelried (3)	Managing Director

---

(1) 85 Broad Street, New York, NY 10004
(2) 32 Old Slip, New York, NY 10005
(3) Peterborough Court, 133 Fleet Street, London EC4A 2BB, England
(4) 10 Hanover Square, New York, NY 10005
(5) One New York Plaza, New York, NY 10004
(6) 12-32, Akasaka I-chome, Minato-Ku, Tokyo 107-6006, Japan
(7) River Court, 120 Fleet Street, London EC4A 2QQ, England

(c) Not Applicable.

Item 28. Location of Accounts and Records.

The Declaration of Trust, By-laws and minute books of the Registrant and certain investment adviser records are in the physical possession of Goldman Sachs Asset Management, 32 Old Slip, New York, New York 10005. All other accounts, books and other documents required to be maintained under Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the physical possession of State Street Bank and Trust Company, P.O. Box 1713, Boston, Massachusetts 02105 except for certain transfer agency records which are maintained by Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606.

Item 29. Management Services

Not applicable.

Item 30. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 79 under rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 79 to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on the 11th day of December, 2002.

GOLDMAN SACHS TRUST
(A Delaware business trust)

By: /s/ Howard B. Surloff
Howard B. Surloff
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to said Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date
[1]Kaysie P. Uniacke Kaysie P. Uniacke	President and Trustee	December 11, 2002
[1]John M. Perlowski John M. Perlowski	Principal Accounting Officer and Principal Financial Officer	December 11, 2002
[1]David B. Ford David B. Ford	Trustee	December 11, 2002
[1]Mary Patterson McPherson Mary Patterson McPherson	Trustee	December 11, 2002
[1]Ashok N. Bakhru Ashok N. Bakhru	Chairman and Trustee	December 11, 2002
[1]Alan A. Shuch Alan A. Shuch	Trustee	December 11, 2002
[1]Wilma J. Smelcer Wilma J. Smelcer	Trustee	December 11, 2002
[1]Richard P. Strubel Richard P. Strubel	Trustee	December 11, 2002

[1]Patrick T. Harker	Trustee	December 11, 2002
Patrick T. Harker		

By: /s/ Howard B. Surloff

Howard B. Surloff,
Attorney-In-Fact

1. Pursuant to a power of attorney previously filed.

CERTIFICATE

The undersigned Secretary for Goldman Sachs Trust (the “Trust”) hereby certifies that the Board of Trustees of the Trust duly adopted the following resolution at a meeting of the Board held on October 30, 2002.

RESOLVED, that the Trustees and Officers of the Trusts who may be required to execute any amendments to the Trust’s Registration Statement be, and each hereby is, authorized to execute a power of attorney appointing Gary Black, Jesse Cole, Kerry Daniels, James A. Fitzpatrick, Mary Hoppa, Christopher Keller, John Perlowski, Kenneth Curran, Peter Fortner, Philip V. Giuca, Jr., Howard B. Surloff, Amy E. Curran, Kaysie Uniacke, Elizabeth Anderson, Danny Burke and Dave Fishman, jointly and severally, their attorneys-in-fact, each with power of substitution, for said Trustees and Officers in any and all capacities to sign the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 of the Trusts and any and all amendments to such Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Trustees and Officers hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or caused to be done by virtue hereof.

Dated: December 11, 2002

/s/ Howard B. Surloff

Howard B. Surloff,
Secretary

EXHIBIT INDEX

(a)(19). Amendment No. 18 dated July 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997.

(a)(20). Amendment No. 19 dated August 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997.

(a)(21). Amendment No. 20 dated August 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997.

(b)(3). Amended and Restated By-laws of the Delaware business trust dated January 28, 1997 as amended and restated October 30, 2002.

(d)(16). Amended Annex A dated August 1, 2002 to Management Agreement, dated April 30, 1997.

(e)(1). Distribution Agreement dated April 30, 1997, as amended August 1, 2002.

(g)(38). Letter Amendment dated May 15, 2002 to the Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company.

(h)(25). FST Capital Shares Capital Administration Plan dated August 1, 2002.

(i)(19). Opinion of Drinker, Biddle & Reath LLP (With respect to Financial Square Funds).

(i)(20). Opinion of Drinker, Biddle & Reath LLP (With respect to the Concentrated Growth Fund).

(j)(1). Consent of PricewaterhouseCoopers LLP

(n)(2). Revised plan dated August 1, 2002 entered into by Registrant pursuant to Rule 18f-3.

(p)(3). Code of Ethics — Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust, dated April 23, 1997, as amended August 1, 2002.

(p)(4). Code of Ethics — Goldman Sachs Asset Management, Goldman Sachs Funds Management L.P. and Goldman Sachs Asset Management International, effective January 23, 1991, as revised August 1, 2002.